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Follow-Up Materials

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REGISTRANT'S NAME Cap Gemini S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 5065 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw
DATE: 12/15/03

CAP GEMINI
ERNST & YOUNG

03 DEC 10 AM 7:21

Cap Gemini S.A.

Place de l'Etoile
11, rue de Tilsitt
75017 Paris
Tél.: +33 (0)1 47 54 50 00
Fax: +33 (0)1 42 27 32 11
www.cgey.com

File No. 82-5065

PhH/so/165

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
USA

ARIS
12-31-02

DEC 0 8 2003

December 5, 2003

Re : Cap Gemini S.A. (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No 82-5065)

Ladies and Gentlemen,

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Paris at (33) 1 47 54 50 83.

Very yours truly,

Cap Gemini S.A.

By :



Name: Philippe Hennequin
Title: General Counsel


CAP GEMINI
ERNST & YOUNG

Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

VOLUME I

[1] BALO = French mandatory legal notices newspaper

---

[2] *Statuts* = articles of incorporation and by laws

Exhibit 1

Annual Report and Financial Statements for 2002

Annual Report 2002


03 DEC 10 AM 7:21



CAP GEMINI
ERNST & YOUNG



Contents

Mauritius Island
Untitled, Jean-Pierre Rives 2001.- Untreated steel 98 x 157 x 39 inches



Letter from the Chairman

Grenoble, March 23, 2003

It is Sunday and France is enjoying some fine weather.

Over Baghdad, it is raining bombs. The tanks are racing across the desert; marines are dying to make the world a safer place, longtime allies are hurling invective at each other, denying two centuries of friendship; Europe is coming to terms with its divisions, the United Nations is meeting day and night to debate its own impotence; the menace of terrorism is as strong as ever...

And here I am, one eye on the television screen and the constant barrage of war images, the other on the blank page on which I am supposed to be writing my thoughts about the past financial year. Yet I just cannot rid myself of the idea that all of this is pretty trivial compared to what is happening in the world outside today. But then someone whispers to me: "Forget your qualms, the printer is waiting and *you* are the Chairman."

So, since we must, let us talk about the Group and the dreadful year that it has just been through. A massive drop in revenue (-14%) and in staff levels (-8%); operating margin only just in the black (1.6%); a net loss of more than 500 million euros: now that is a "performance" one definitely does not want to boast about. There are, however, no shortage of explanations for this (*), some of which could even count as excuses. This is the case with the severe crisis that hit all western economies from the spring of 2001, and which the September 11th terrorist attacks only served to amplify and accelerate. Everyone knows that virtually all market sectors have suffered and continue to suffer because of this crisis, but one is perhaps less aware that it has particularly affected consulting and services companies, and for a very simple reason: the services they provide – so valuable in times of growth – are (along with advertising) the very easiest to cut back when, in the enterprise, cost cutting and retrenchment are the order of the day.

(*) in particular, the Group management's focus on the problems raised by a difficult merger (consultants / IT staff) at the very moment when the external situation should have mobilized their efforts around sales, adapting our offerings to the changing needs expressed by clients, a more rigorous management of hiring levels, etc.

But the Group – and the sector to which it belongs – have already seen crises of this kind. Strangely enough, they tend to happen every ten years or so! I remember that in 1972, C.A.P., which was back then already the largest French IT services company, was forced to make scores of programmers redundant and that, at the time, this had a big impact. In 1981/82, the very existence of service companies – reduced to the status of temporary employment agencies and treated as such – was called into question by the new authorities in France. In 1991/92, the first Gulf war, and the economic crisis that came with it, led the Group to record the first losses in its history. Finally, after the euphoria of the move to the new millennium, came the new crisis in 2001/02, which directly led to a new plunge in the Group's results.

To have survived (not without difficulty) three or four major crises is absolutely no guarantee that we will get through the next one without problems, but it does at least demonstrate a certain ability to respond and especially to once more mobilize around a number of objectives and key values that we may occasionally lose sight of in easier times.

These objectives of Cap Gemini as a company, the organizational and management principles that it has put in place and the values which govern it were not created yesterday but date back a good twenty years. At that time, no one talked about "governance," nor of the new economy nor of Internet, and no one imagined that top managers of multinational companies could ever be capable of turning the golden rules of accounting to their own advantage. But the Group already believed it necessary to set in stone a certain number of golden rules, respect for which made it a unified, conquering force. By these I mean:

- its objectives
- its organizational principles
- its values

Let us begin with OBJECTIVES, which I had reduced to four, with the simple goal of not setting too many hares running at once. These are the ones that remain ours more than ever following the disappointments we have endured over the past two years:

- the first objective is **profitability**: Cap Gemini is a company with a mission of an economic nature, i.e. a company aimed at solving creditworthy clients' needs and, in doing so, making a profit. What it then does with the money earned is another question: it might leave it to accumulate in its balance sheet, redistribute it to those who have contributed their hard work or capital, invest it in costly research efforts, finance acquisitions, use it for charitable programs, and so on. But the prime objective of a company is to make money and that is how it demonstrates its own usefulness and effectiveness. Today, despite heavily deteriorated economic conditions, our priority objective is still to be a profitable company again.

- the second objective is **growth**: like every living being, the enterprise seeks to get bigger, to develop, to struggle against and overcome those that compete for territory and food. This objective of growth, if it is pursued long enough, can enable a company to occupy a "leadership position," which gives it some clear advantages over less enterprising competitors. For its employees, this translates into a higher status, better career prospects and the prestige that everyone shares simply by being part of a business leader. We want to remain one of the leaders in our profession and, therefore, by redefining our service offers and taking advantage of the consolidation of our sector, we will once more become a high-growth company as fast as we can.

- the third objective of Cap Gemini as a company, and maybe this is less obvious than the first two, is **independence**. Independence for a company is what I would happily call "sovereignty," by which I mean the ability to form its own judgments and make its own decisions without letting its actions be influenced or dictated by external pressures, whether these be financial, political, economic, philosophical, religious or any other kind. For its managers, the independence of their company is synonymous with freedom, personal responsibility, initiative and creativity (as well as with the risks these bring because, in this situation, one cannot blame others for one's mistakes or use them to excuse one's own failures). In an increasingly complex profession, with a growing need to build up strong alliances, where business relationships with clients are becoming true partnerships, we must insist on maintaining our objectivity and traditional independence in every area.

- the fourth and last of our main business objectives is **perenniality**. Companies have a natural life span, and so do their managers! But if there is an age limit for managers, there is nothing of the kind for companies, and managers can certainly aspire to make their companies outlive them. This concern for perenniality – if it is combined with a desire for innovation, capacity for adaptation and pragmatism – is a key factor in the confidence that both clients and employees have in a company and therefore in the loyalty they demonstrate. The Group has been in business for 35 years and has the strong resolve still to be in business in another 35 years.

These four major objectives – which may seem self-evident but which, however, one would be wrong to assume are universally shared – give rise to some obvious strategic choices (but this letter is not designed to talk about those), and also lead to some ORGANIZATIONAL PRINCIPLES among which I would assign special importance to:

- **decentralization** with its natural corollaries: delegation of responsibility; incentives for entrepreneurship and innovation; strong involvement of managers placed in a position similar to that of leading a small business, but with the advantage of being allowed to make a few mistakes...

- the systematic application of the **subsidiarity principle**, which ensures that decisions should be made as closely as possible to the location and level at which they are implemented, and that only those possibly impacting other business units should be escalated to a higher level.

- **management structures that are light**, and pruned back from time to time, with a minimum of hierarchical levels and limited central functions.

- **performance evaluation** based on objectives that are both broad-based and quantifiable, with people being judged more by results than by potential.

These few principles, supported by a continuous drive for efficiency and quality (being careful not to give way to perfectionism), linked also to pragmatic attitudes (ability to adapt, speed of response, mobility of our people), form the basics of the Group's organization from the very beginning. We were unfortunately diverted from this path in May 2000, which explains in large measure our bad performance in the past two financial years – but Paul Hermelin has progressively set things back in order over the past year and the organization has now once become flexible again and relatively simple in a market that is certainly not.

To these objectives which guide its movements, and to these principles that determine its organization methods, Cap Gemini a long time ago added a certain number of VALUES, i.e. a set of behavioral rules deemed virtuous and praiseworthy, and which it is important both to respect and defend. There are seven of them and they are often expressed through words with slightly different meanings in the different languages spoken within the Group:

- the first is **honesty**, loyalty, integrity, uprightness, a complete refusal to use any underhanded method to help win business or gain any kind of advantage. Neither growth nor profit nor independence have any real worth unless they are won through complete honesty and probity. And everyone in the Group knows that any lack of openness and integrity in our business dealings will be penalized at once.

- **boldness**, which implies a flair for entrepreneurship and a desire to take considered risks and show commitment (naturally linked to a firm determination to uphold one's commitments). This is the very soul of competitiveness: firmness in making decisions or in forcing their implementation, an acceptance periodically to challenge one's orientations and the status quo. Boldness also needs to be combined with a certain level of prudence and a particular clear sightedness, without which a bold manager is, in reality, merely dangerously reckless.

- **trust**, meaning the willingness to empower both individuals and teams; to have decisions made as close as possible to the point where they will be put into practice. Trust also means giving priority, within the company, to real openness toward other people and the widest possible sharing of ideas and information.

- **freedom**, which means independence in thought, judgment and deeds, and entrepreneurial spirit, creativity. It also means tolerance, respect for others, for different cultures and customs: an essential quality in a group of 50,000 people of thirty or forty different nationalities.

- **solidarity** meaning team spirit, friendship, fidelity, generosity, fairness in sharing the benefits of collective work; accepting responsibilities and an instinctive willingness to support common efforts when the storm is raging.

- **modesty**, that is simplicity, the very opposite of affectation, pretension, pomposity, arrogance and boastfulness. Simplicity does not imply naivety (simple does not mean simpleton!); it is more about being discreet, showing natural modesty, common sense, being attentive to others and taking the trouble to be understood by them. It is about being frank in work relationships, loosening up, having a sense of humor.

- **fun**, finally, means feeling good about being part of the company or one's team, feeling proud of what one does, feeling a sense of accomplishment in the search for better quality and greater efficiency, feeling part of a challenging project.

There has never been any question of imposing these values on every one of the 50,000 employees in the Group, nor of forcing our people to respect them: I know only too well that to talk about values is also to point out the existing gap from them; to put our finger on our own weaknesses, to open up our inevitable shortcomings to criticism. I also know that people working in any company always fear, and with good reason, being manipulated or having cultural dogmas imposed upon them. Yet everyone understands that in a service company, attitudes count as much as aptitudes, behavior as much as know-how. Everyone knows perfectly well that paying more attention to values is a valid alternative to a proliferation of operating rules and of system failures. And that it is our values which remind us of the meaning of our shared adventure when difficult times cast doubt on so many things.

As I reach the end of this far too long letter, I find myself wondering if, in this world at war, in the midst of new dangers created by the "great schism of the West," in the climate of profound crisis that makes even the greatest optimists feel uneasy, all of these thoughts about principles and values are likely to interest many of our readers.

But we can always hope that, when this Annual Report leaves the printers at the beginning of May, the war will be over, the flare-up defused, friends reconciled and the crisis overcome. Then, they might read this with a little more attention...or a little more indulgence.

Serge Kampf

N.B.: This is a translation of the original letter, written in French.

The board of Directors of Cap Gemini S.A.



Serge Kampf
Chairman



Bruno Roger



Ernest-Antoine Seillière
Vice-Chairman



Christian Blanc



Jean-René Fourtou



Jean-Bernard Lafonta



Phil Laskawy



Michel Jalabert



Terry Ozan



Paul Hermelin



Ruud van Ommeren

Non-voting Directors







KEY FIGURES



Revenue
IN MILLIONS OF EUROS
3,955
4,310
6,931
8,416
7,047
1998
1999
2000
2001
2002



2002 Revenue
BREAKDOWN BY REGION
32%
North America
17%
United Kingdom
Ireland
7%
Nordic
2%
Asia-Pacific
5%
Southern Europe
13%
Benelux
18%
France
6%
Germany &
Central Europe



2002 Revenue
BREAKDOWN BY DISCIPLINE
25%
Consulting
27%
Outsourcing
6%
Local
Professional
Services
42%
Technology



2002 Revenue
BREAKDOWN BY INDUSTRY SECTOR
23%
Manufacturing,
Retail &
Distribution
16%
Energy, Utilities
& Chemicals
7%
Life Sciences
15%
Financial
Services
13%
Telecom
& Media
26%
Public Services


TOTAL WORKFORCE
AT DECEMBRE 31, 2002
38,341
39,626
59,549
57,760
52,683
1998
1999
2000
2001


2002 WORKFORCE
BREAKDOWN BY REGION
18%
North America
14%
United Kingdom
Ireland
3%
Asia-Pacific
8%
Nordic
9%
Southern Europe
17%
Benelux
25 %
France
6 %
Germany &
Central Europe


OPERATING INCOME
IN MILLIONS OF EUROS
406
469
703
423
114
1998
1999
2000
2001


NET INCOME
IN MILLIONS OF EUROS
188
266
431
152
-514
1998
1999
2000
2001


NET CASH
IN MILLIONS OF EUROS
577
508
849
698
465
1998
1999
2000
2001


SHAREHOLDERS' EQUITY / TOTAL ASSETS
IN MILLIONS OF EUROS
2,248
3,748
2,638
4,031
4,223
6,745
4,342
6,757
3,534
5,862
1998
1999
2000
2001
Shareholders' equity
Total assets

Capital distribution

at December 31, 2002


Wendel Investment
11.1%
S. Kampf
5.7%
Public
83.2%
Cap Gemini S.A.
Operational Companies

Dividends

Year ended December 31	Distribution (In millions)	(In %)	Number of shares at December 31	Dividend per share
1997	214 MFF	28%	61,198,877	3.50 francs
1998	380 MFF	31%	69,130,658	5.50 francs
1999	78 M€	29%	77,945,108	1 euro
2000	149 M€	35%	124,305,544	1.20 euro
2001	50 M€	33%	125,244,256	0.40 euro

Your Board of Directors proposes that no share dividend will be distributed for 2002

Share Quotation

from January 1, 2001 to March 31, 2003


(in euros)
Cap Gemini
Ind CAC 40
250
200
150
100
50
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2001
2002
2003

Source: Reuters



2002, A YEAR OF RECONSTRUCTION

Made vulnerable by a market in abrupt recession and a complex organization – effective perhaps during a period of growth but unsuitable to the new economic conditions – the Group decided, in 2002, to commit to a full-scale transformation initiative. Known as the LEAP program, it expresses our desire to adapt quickly to the new conditions and get back on the road to success within an environment that has changed for the foreseeable future. The result is a new Group, much more "maneuverable," able to commit to clients and partners, able to confront the difficult challenges of 2003... knowing full well that an unwavering discipline and a highly realistic approach to the market remain the order of the day.

At the end of the 1990s, our industry enjoyed unbridled growth, thanks to the increasingly strategic role of new technologies in business, and to inventive offerings adapted to the big challenges of the new century that management consulting and services companies had brought to market: client-server architecture, business re-engineering, integrated application management packages, Year 2000 and euro conversions, Internet and e-business solutions.

Like other companies, and perhaps even better than others, the Cap Gemini Ernst & Young Group knew how to ride this wave. The merger in May 2000 placed the Group, according to the most prominent financial analysts, within the first rank globally in CRM (Customer Relationship Management), Supply Chain Management and support service optimization. And no one disputes that it has become the first or second global partner of the major software developers (SAP, Siebel, Oracle, PeopleSoft, and others).

A few months to adapt the Group's profile, skills and offers

But at the very moment that this merger was accomplished, market conditions changed radically and without warning. Our clients' priorities were quickly redirected as they abandoned the deployment of new services and growth strategies in favor of cost control, productivity gains and a rapid return on investment. From that point on, we had to manage retrenchment rather than growth and a change in priorities from speed to price. It also meant accepting the idea that these changes would be long lasting, and that we had to adapt the Group's profile, skills and offerings without delay.

Demand was redirected toward outsourcing and technical adjustments of information systems – both generating short-term profits. In response to this demand, the Group has made serious efforts to strengthen its outsourcing business, which accounted for only 15 percent of revenue in 2000, and which today represents 27 percent, a figure which will no doubt increase in the coming years.

Another consequence of this redirection is the return of "technology" to center stage. Five new targeted offerings have been launched and a specialized sales channel has been implemented known as "Technology Direct" (piloted in 2002, and placed in wider circulation as of January 1, 2003).

As for the industry sectors in which we operate, the first order of business was to mitigate the downturns in demand in telecommunications, financial services and high-tech, and to refocus our energies on more stable clients (even during a time of recession) such as those in the public sector, energy, utilities, the environment, and the health care industries.

This rebalancing of the Group's business mix is now largely completed.

The LEAP program: a framework for transformation

To accomplish this deployment – but also to speed up reaction within the Group and lighten a cost structure that was incompatible with changes in pricing – an important program, involving both thorough and rapid turnaround measures and longer-term transformation initiatives, was designed and then implemented. It is first of all intended to simplify our organization and cast off an out of date line management structure in favor of lighter, more reactive methods built around:

- **a structure consisting of nine geographic regions** – and as many operating accounts – making it easier to adjust to variations in demand and to better manage our resources. In addition to these nine geographic regions, is a global subsidiary created with Cisco Systems in the telecommunications sector – Telecom & Media (T&M) – and Sogeti, whose business is focused on local professional services;

- **a management structure** built around our four major disciplines in each of these regions: namely, consulting, technology, outsourcing and local professional services.* It was then possible to set specific objectives for allocating resources, pricing, and managing projects indigenous to each discipline – conditions essential for increasing profit margins and improving sales efficiency. Obviously, the objective continues to be the "bundling" of these different services (especially those of consulting and technology), which is a strong point for the Group and one of its key competitive differentiators. This organization in four disciplines is also a way of stimulating revenue growth by encouraging each discipline to refresh its offerings and organize its own sales efforts. (This produced results in 2002, with the launch of "Technology Direct," with the renewal of some of our consulting services – e.g., managing innovation cycles – and with a new type of Applications Management);

- **a stabilization of operations**, mainly through the rationalization of structures that are not directly productive and reducing the number of hierarchical levels. Lowering infrastructure costs and spending on support functions (to keep pace with diminishing revenues), rationalizing and limiting external purchases and refurbishing some of our elementary management processes (accounting, HR and marketing) have also contributed to lightening the organization. Likewise, stricter management control methods, implemented at the beginning of 2002, have paved the way for stricter analyses and more transparent performance. In this "pruned" organization, notions of forecasting and engagement once more have some relevance.

Regaining growth and the pioneer spirit

Thus we have achieved a certain stability, given priority to cost control and launched a dynamic reappraisal of our offerings. Now we must confirm the recovery of our margins armed with newly deployed sectors and strong service lines, which will set the Group on the growth track again.

For that, the Group is ready to engage in several areas being touted as the "musts" of tomorrow. So, without making naïve wagers about impending or important "revolutions," we can nevertheless anticipate an increase in demand from the emergence of mobile (nomad) technology, made possible by new network equipment and electronic components; the long awaited arrival of "object-oriented technology" (and Web services) based on universal standards; and the potential for "urbanization" influenced by the availability of large server networks. Another area of development is the extension of large contracts for outsourcing management processes not strictly limited to IT – referred to as Business Process Outsourcing or BPO – such as purchasing, customer relationship management, or administration and finance.

Lastly, there is the arrival in the market of extraordinary skills coming from developing countries (with India in the forefront), which will have a profound impact on production methods within our services industry. We are prepared for this and, flush with some early successes, we expect to be pioneers in this field as in many others. A particular case in point is our development of the "Rightshore" concept of delivery, to combine most effectively the best interests of our clients with the talents of the Group, whether they may be found in our traditional geographies, in neighboring countries or far away places.

---

* These disciplines are descrited in greater detail on pages 16 - 21.



"Foam of tears"
Gina Pellon, 1999

Airborne again

Clearly, no transformation, reorganization or reordering of the market is a foregone conclusion. Nor can it be accomplished without great effort or without weathering some rough times. It is the entire Group and its more than 50,000 members who hold their future in their hands, and who stand solidly together in this new success scenario.

In just a few months, Cap Gemini Ernst & Young has regained a certain maneuverability, a renewed energy and – if I dare the aerodynamic imagery – an upward force, so that at the merest sign of more favorable winds, at the slightest indication that the skies are clearing, I'm sure the Group will be airborne once again.

Paul Hermelin,
Chief Executive Officer

Consulting Services Overview

The mission of Consulting Services is to help our clients accelerate and improve their business performance in a volatile environment.

The Group's new Consulting Services discipline brings together the vision, deep capability and resources needed to address the priority concerns of business leaders consistently, on a global basis. We work with clients
to help them set and execute their agendas. Together, we can define what they need to do in order to make their companies more successful, no matter how unpredictable the market may be. Then we work with them to make positive change happen.

Even before the reorganization driven by LEAP!, the Group was one of the world leaders in this area of business. Leading analysts have placed us at number three in the world for size and in the top ranks for capability. We intend to build on this position of strength.

"Night flower on a faded dress" - Gina Pellon, 1992



To be a valuable strategic partner for the best and most ambitious clients, we need to demonstrate outstanding capability and real content expertise in four key service categories:

- *Transformation,* our new adaptive methodology enables us to analyze key client issues rapidly and help them set the agenda for key initiatives that drive performance.

- *Customer Relationships,* from the total customer experience to technology optimization to employee skills and mobilization.

- *Supply Chain and Operations,* improving competitive performance, reducing costs and offsetting risk by making best use of external resources and internal operations.

- *Finance & Employee Transformation,* improving the reliability, speed and efficiency of internal systems, including people management, knowledge systems and financial management.

At the core of our ability to deliver strong returns for our clients through these service categories is the depth of our peoples' capability. By giving a very strong priority to capabilities we will build the depth of know-how and human skills that clients expect of world-class consultancies today. We focus on building world-class capability in these areas:

◦ *Enterprise functions,* building deep knowledge and skills concerning the key areas of activity in any corporation including operational management, finance, marketing, product development, executive management and many more.

◦ *Consulting skills,* with a strong focus on the key professional capabilities that clients look to consultants to provide, such as business analysis, cost accounting, change management, process design and others besides.

◦ *Industry expertise,* with a deep understanding of key market sectors, enabling us to bring relevant knowledge and added value to clients in energy, public services, financial services and many other significant industries.

◦ *Role based skills,* focusing on the different tasks that need to be undertaken in specific projects, from subject matter expertise to delivery management to account management.

Based on these carefully selected, strategically vital core competencies, we will be a true best in breed player in every part of the marketplace where we choose to compete.

This will help us to establish a position of leadership in consulting while also enabling the broader mission of the Group: to be one of the elite band of global specialists that create the agenda and achieve real leadership in the international marketplace.

Technology Services: helping clients achieve competitive advantage

In the current economic climate, most of our clients have two main priorities: reduce costs now and position for growth in the future. These key imperatives are at the top of business leaders' agendas whenever they talk to us about technology-related strategies or projects.

We meet our clients' needs by bringing together our world-class capability within a single global organization. That makes it easier for us to identify best practice, share knowledge and reuse methods and patterns with maximum efficiency, to the benefit of our clients and ourselves. It also allows us to combine our deep capability and proven track record in strategically vital technology projects with in-depth industry knowledge, and then leverage these resources on a global basis.



Galerie Enrico Navarra, Paris
Untitled, Jean-Pierre Rives, 2000
Treated steel - 96? x 35 x 15 inches

Technology Services focuses on a limited number of key priorities. These include:

• *Product development,* selecting existing solutions that can be "industrialized" for rapid reuse, together with emerging and proven technologies that can be packaged for early market launch.

• *Capabilities,* developing the deep skills that give a real competitive edge in the market and that also act as the foundation for TS solutions and services.

• *Accelerated development,* building on our state of the art global network of centers to maximize use of pre-assembled modules, ready to go project environments and reusable processes, thus speeding up and reducing the cost of system development.

• *Alliances,* focusing on a short list of world-class technology partners and being a "best in breed" partner to them all. In this way we can shape the future technology market and convey technology insights in a business context.

• *Delivery,* using advanced concepts such as "Rightshoring": the best possible combination of onshore, near-shore, offshore or Distributed Delivery techniques to provide faster, more productive, more flexible yet also more reliable implementation than most alternatives.

This focused, efficient organizational model enables us to give effective answers to clients' most urgent questions. These include:

To cut costs today, how can we do more for less? Achieve faster time to value? Measure real return on investment (ROI) and total cost of ownership (TCO) on technology investments and make sure that we profit from effective knowledge transfer on every project?

To position for growth tomorrow, how can we identify the best, most relevant thought leadership for our organization? How can we be sure to work only with companies capable of turning leading edge ideas into practical reality? How can we be sure that our technology partners really know how to deliver on their promises, especially in more complex environments?

Clients seek deep knowledge, relevant experience and world-class capability; and they want proof for every claim. In Technology Services we have the critical mass with 30,000 people, backed by capabilities that the most demanding clients are looking for. That's how we can bring the best to bear on every market opportunity, playing to our strengths and unlocking our full potential to the benefit of our clients.

Clients understand that technology investments are not just a cost they have to bear but a potential source of strategic advantage. Our Technology Services discipline has the proven capability to help clients achieve this competitive advantage.

Outsourcing: world-scale organization and ambition

In recent years, outsourcing has become a strategic force for managers seeking to make their companies more agile, flexible and responsive. Outsourcing currently accounts for nearly half of the world's IT and consulting revenue and is steadily growing when other activities in this sector are finding the going tough.

Multidimensional dynamics

This dynamic has an effect at several levels: markets, offers, targets. Geographically speaking, Germany, the Netherlands and France are the latest countries to open up to outsourcing. The offer has also become wider-ranging: initially focused on the management of infrastructures, networks and applications, it now embraces Business Process Outsourcing (BPO), a form of high added-value systems management applicable to central and strategic business functions. What's more, outsourcing is reaching beyond the realm of major groups to take in key SME/SMIs and even smaller businesses.

LEAP! puts outsourcing in focus

By positioning outsourcing as one of the Group's four core businesses, served by a worldwide organization and a specific business model, LEAP! has broadly legitimized the outsourcing offer of Cap Gemini Ernst & Young and clearly affirms its leadership in the field.

The objectives are to increase the share of outsourcing to more than 30 percent of the Group's activities and to confirm and expand our leadership in Applications Management (AM), where Cap Gemini Ernst & Young has 7 percent market share globally (and 17 percent in Europe).

Major efforts are also being made in terms of delivery. The reorganization process is aimed at rationalizing and optimizing the twenty-four AM centers and thirty-two IM (Infrastructure Management) centers worldwide. A common organization has thus been created among the European IM centers to ensure flexibility, reactivity and greater efficiency for clients. This is in line with the "Rightshore" concept specific to Cap Gemini Ernst & Young, which consists of configuring the centers and their resources to suit the needs of individual clients: a combination of "On-shore," "Near-shore" and "Off-shore" services designed to rationalize costs while maximizing quality and performance. This "customized" approach responds effectively to market expectations.

The concept has already helped win some prestigious contracts: an applications maintenance contract with General Motors Europe, involving centers in Britain, Germany and India, and a ten-year contract with Steilmann worth 85 million euros.

BPO, where skills converge

Business Process Outsourcing meets a growing demand and has become a major line of development for the Group's outsourcing offer.

The convergence of Cap Gemini Ernst & Young's skills – consulting, technology and outsourcing, which are the key elements of an effective BPO solution – gives the Group impressive credentials. With such assets, it mainly targets three types of BPO: supply chain processes, finance and administration, and customer relations. The contract signed in 2002 with Canadian energy giant Hydro One (one billion Canadian dollars) covers the outsourcing of the company's finance and administration processes.

Strong commitment [illegible]

From the outside, outsourcing looks like an El Dorado rich in growth opportunities. However, it is a business requiring real commitment, resources, know-how and skills. With nearly 12,000 of its people around the globe dedicated to the field and revenues of 1.9 billion euros, the Group is one of the world's major outsourcing players. And it has no intention of stopping there.

SOGETI [illegible]

Two IT worlds co-exist in today's companies: the world of top management, for whom IT is a driver of strategy and a source of competitive differentiation; and that of IT services management, with its focus mainly on operations. Over recent years, the Group has learned that one cannot set strategic IT – consultancy and conception – against the daily resource of operational IT.

Local IT services: [illegible]

Lacking visibility, means and projects, companies today are counting on their operational resources, on making past investments pay and on the performance of their current IT systems.

This puts considerable pressure on operational IT. Efficiency, quality, simplicity, reactivity: people want it all, and they want it now! This calls for proximity, availability, skills, methods... in other words, and above all, people focused on serving a company's needs.

6 core solution areas, 6,000 staff, [illegible]

This is exactly what led, in January 2002, to the founding of Sogeti, with a staff of about 6,000 – all IT specialists drawn from Cap Gemini Ernst & Young – all focused on 6 core solution areas: operations, network management, applications development, project management, test methodologies, and advanced technologies.

Operating mainly in France, the U.S., the Netherlands and Scandinavia, these

"The choir master doesn't know his scales"
Gina Pellon, 1992.



professionals have contributed 6 percent of the Group's consolidated revenue in 2002. That's quite a performance, given the slowdown in certain markets and the number of competing companies engaged in sometimes fatal price wars. Sogeti has succeeded in avoiding this deflationary spiral and has remained competitive by concentrating on its core skills, its rapid response time, and playing the one card that really counts: quality.

Local presence combined with "multinationality"

Sogeti derives its special character both from its local presence and its multinationality. Working alongside or in close proximity to their clients, Sogeti consultants live the same geographical, cultural and economic realities. Many of these clients look to Sogeti to manage their IT infrastructure. Some have done so for more than 20 years.

Sogeti's divisions benefit from being part of a larger entity. The Dutch, for example, share their experience in test methodologies with their American counterparts. Specialists in mobile IT, the Swedes communicate closely with the French. In turn, the French put their experience in operations at the service of the rest of the Group. The Americans possess know-how in Enterprise Applications and data certification, which in turn benefits the Europeans. Encouraged by the Group and its management, this cross-fertilization contributes to enriching the skillset of each Sogeti consultant, to the benefit of all their clients.

2003-2004: a leading European player in IT services

Whether through internal growth or acquisition, Sogeti will continue to expand. The integration of its Swedish teams, planned launches in the U.K. and Spain, and a major external transaction: all aimed at the emergence – within 24 months – of a leading European player in the IT industry.

Beyond achieving critical mass, Sogeti's first priorities will be to instill a sense of mission in its staff, establish shared values and a shared vision, and build a common culture that offers a promising future to each and every team member. These are the goals driving Sogeti today.



Client commentary

How does a company prove its worth in the marketplace? The ultimate test is working with clients. This year Cap Gemini Ernst & Young collaborated with companies large and small, public bodies, household names and emerging newcomers around the world. For most it was a tough year and their need for support and for innovative solutions was greater than ever. A few of these engagements are featured here, chosen to show the variety of the Group's capability and the range of its experience.

For the City of Westminster Council in the U.K., Cap Gemini Ernst & Young developed a new solution for customer relationships, tailored to the needs of a public service. Procter & Gamble in France needed creative design and portal expertise while, in Spain, telecommunications provider Uni2 was assisted in improving its cost base with a ground breaking flexible outsourcing approach. Nissan is using the consulting and automotive industry skills of Cap Gemini Ernst & Young to support rapid performance improvements. Dexia Crédit Local, an expert in financial services to European public bodies, has improved its client services by adopting a multi-faceted CRM solution. Finally, Farmers Insurance Group in the U.S. has achieved new levels of competitive advantage through an innovative, web-enabled service approach.

Different sectors, countries, disciplines, all with common goals: reduced costs, greater efficiency, higher service levels – proposed, enabled and delivered by Cap Gemini Ernst & Young last year.

Westminster City Council: treating citizens as valued customers

In all sectors of the economy, there are organizations that are striving to gain a full understanding of a truly customer-centric approach and its implications for the way they work. Contrary to popular prejudice, public services and government institutions are in many cases at the forefront of this revolution, treating the issue as a key priority and pursuing change programs that will transform customer experience for the better.

All of us as citizens are affected by public services, one way or another; our attitudes are to some extent shaped by the quality of those services. Treating citizens as valued customers is therefore a key factor in building healthy, functional democracies. Nowhere is this issue felt more strongly or urgently than in one of the world's greatest cities: London, where Cap Gemini Ernst & Young and the local authority have been working together on a major program of improvements affecting the lives of millions each year.

The City of Westminster is located in the heart of London and the City Council has customers that include businesses large and small, a residential population of over 200,000, the million-plus people who commute daily into the area and the 28 million tourists who visit London every year.

Customer expectations on the rise

Independent surveys and government inspections showed that the Council is achieving consistent excellence across the vast range of services it offers, with one significant exception: doing business with the Council was not always easy. Like other local authorities, it had a "silo" structure with few links between different departments. The structure was efficient but it presented an obstacle to those customers – the vast majority – who didn't clearly understand the organization.

To make matters worse, customer expectations, influenced by their dealings with leading-edge commercial companies, were moving constantly upwards. The Council was determined to achieve the best-in-class standards reached by global leaders in the private sector and developed a new *"Customer First"* strategy to transform its vision into reality.

Greater efficiency at lower cost

The Council wanted to minimize risk and additional cost, so any solution would have to leave council services unimpaired during and after the transition. Neither a major up-front investment nor any long-term increase in running costs could be contemplated. Indeed, the Council wanted self-funding proposals that would achieve the transformation while actually reducing costs via more efficient ways of working and more effective use of technology.

Westminster City Council selected Vertex (providing business process outsourcing skills) in alliance with Cap Gemini Ernst & Young (providing IT consulting, IT outsourcing, e-business and CRM implementation skills), and Accord (providing blue-collar facilities management skills). The winning solution had three key elements:

- **New Front Office**

A new Customer Service Center, functioning as a "front office" first point of contact for anyone wishing to access the Council's

"Strip-tease"
Gina Pellon, 1993



services. The center has multi-channel capabilities, providing phone, fax, email, Internet, post, interactive digital television or face-to-face contact through three existing One Stop Shops across the city.

◦ New Back Office

Back-office changes involve developing effective interfaces between the information systems used to support customer service staff and existing departmental IT systems, and putting in place processes to ensure that enquiries too complex to be resolved by those staff can be passed smoothly to departmental specialists.

◦ New Technology

Customer-facing staff need the tools to do the job and – given that their jobs revolve around information – that clearly means new IT, including a new CRM system combining ease and immediacy of access with appropriate security. Also included in the plan is new enabling technology such as Document Management and Workflow to ensure that activities on behalf of customers are completed exactly as promised, and new integration to ensure seamless links between front and back office systems. Cap Gemini Ernst & Young was entrusted with planning and implementing the new systems underpinning *"Customer First,"* and with running them – along with all the Council's legacy systems – on a long-term outsourcing basis.

Benefits to customers, taxpayers and staff

For customers, the transformation brings a single point of contact for all their questions and problems, with no need to negotiate the labyrinth of Council departments, with issues resolved rapidly, and with most callers achieving satisfaction via a single call. It is a huge step forward. Customers can choose their preferred means of communication and, with 24x7 access for email or Internet enquiries, enjoy the benefits of "any time, any place" contact.



Axa, Paris
Untitled, Jean-Pierre Rives, 2000
Refracted, painted steel –
78 x 130 x 47 inches

Customer-facing staff now have a recognized career path. Responsible to a Customer Services Director, they are no longer scattered across several departments and seen as "poor relations." They also have the satisfaction of being able to better fulfill their public sector ethos via better service.

The efficiencies required to enable the realization of the Council's vision for *"Customer First"* are being introduced by Cap Gemini Ernst & Young and their partners to keep costs down, giving the Council a high and rapid return on investment (ROI) and taxpayers better value for money. The project will also enable national e-government targets to be met ahead of schedule. This is a model of how effective government services in the future must be managed: accessible, efficient, easy to understand, designed to enhance citizenship and improve effective interaction where it matters most – a key factor in supporting the democratic process.

With the kind participation of:

PETER ROGERS
Chief Executive Officer
Westminster City Council

PETER SHILTON
Account Manager
Cap Gemini Ernst & Young

Procter & Gamble: more user-friendly IT systems

Even the most "intelligent" software is of little value unless potential users find it easy to understand and work with. For a truly intuitive interaction between people and tools, you need to put the human factor at the very heart of program design. With the help of Cap Gemini Ernst & Young, Procter & Gamble showed exactly how important this is in the development and launch of its promotion management tool in France.

rocter and Gamble is an international giant in the field of consumer products. With revenues of around 40 billion US dollars in 2002 and 300 lines selling in 140 countries, Procter & Gamble's business is not simply vast in scale but is also extremely complex. Managing these diverse transactions with distributors and supermarket chains worldwide is challenging enough and, as Laurent Frampas, Information Systems Director of the French marketing organization tells us: "promotions impact heavily on our entire distribution chain. We cannot know what to produce unless we also know what is going to sell."

That's how the idea for a program that manages the whole cycle of promotional activity was born. It is a complex, highly iterative process, involving many different capabilities (marketing, sales, production, supply chain, etc.) and, to be successful, requires all of the hundred professionals involved to be instantly updated and informed.

Specifications are followed but users are frustrated

It took Cap Gemini Ernst & Young two and a half years to plan and build the new software (known as IAPS – Information About Promotional Services), from detailed analysis to process modeling, right through to deployment.

According to Laurent Frampas, "Functionally, at first, the program did everything required of it but it did not take long for potential users to give a generally negative response." People were either using it very little or incorrectly; they were simply not sharing information. "It certainly did not help that the menus were unclear, and the user interface was heavy and inefficient," says Frampas.

Users at the core of a new solution

Deeply committed to solving the Human-Computer Interface dilemma, Laurent Frampas set out with Cap Gemini Ernst & Young to tackle the problem – and save the investment already made in IAPS. They called upon consultants from the User Centered Design team at DareStep: Cap Gemini Ernst & Young's interactive agency. To everyone's surprise the UCD team did not focus on the software but spent their time interviewing individual users at work. The aim was to understand the context for their activities and work out exactly why they were so reluctant to use the new program. Their conclusion, said Frampas, was that "the entire user interface would have to be redesigned" because users found that the current version slowed them down. The program did not take into account the realities of their daily work: a mass of last minute changes driven by an intensely competitive market; the need for a common language to enable efficient collaboration and data suitable for use at every level.



"ONU soit qui mal y pense"
Gina Pellon. 1991

Prototype, evaluate implement

The team from UCD developed an effective solution in a few weeks, first by defining a mental model of the tool to assure intuitive use of the interface. Next, they prototyped the Human-Computer interactions suitable for different users with different objectives. As a result, users found their work greatly simplified and speeded up.

Satisfaction levels, as noted by the people working with the program, rose sharply. This is borne out by the satisfaction indexes gathered from users: Ease of use scored 4 out of 5 after the UCD intervention as opposed to 2.6 before. Availability of the tool was evaluated at 4.1 versus 2.8, and quality of data displayed received a score of 3.8 against 2.7 before. As Laurent Frampas noted enthusiastically: "Moreover, this work of simplification and based on common sense has enabled us to increase the speed of interaction 10 or 15 times compared to the first version." So much so, that IAPS is now used quite naturally by all the managers who have made it one of their daily tools.

Knowing how to innovate

There is one simple lesson to learn from this experience. "Even if you invest heavily in change management, you cannot force people to evolve against their will if there are too many barriers to change. If the tool you're proposing is not intuitive nor easy to use, nor even interactive, and if the approach is not focused on the user, then any change will be impossible." Laurent Frampas concludes: "Cap Gemini Ernst & Young should be commended for the intelligence – perhaps even the courage – of its innovative approach to applications design. They knew how to make the most of skills outside their core competence, experts in human factors, interaction designers, graphic designers, etc. This precious know-how should be applied to virtually all projects."

With the kind participation of:

Laurent Frampas
Director Information Systems
Procter & Gamble, France

Arnaud Bonhomme
Director Technology Services
Cap Gemini Ernst & Young

Uni2:
a force for change in the Spanish telecom market

Following liberalization of the Spanish telecommunications industry, several new "start-ups" entered the market. One of the most successful of these is Uni2, which began offering fixed line services in Spain from 1998 onwards. With France Telecom as a parent company, this was a newcomer with a difference: a great heritage of providing quality services and a determination to be a successful competitor in a fast-changing market.

Uni2 decided to outsource some aspects of its IT function from the beginning, and chose Cap Gemini Ernst & Young as its partner for a range of services. These included PC desktop maintenance, help desk support and some related activities.

The start-up phase

In this start-up phase, an efficient internal IT department managed the company's overall needs and achieved very satisfactory service levels. Yet, by the time the company was just three years old, it became clear to management that the cost base remained too high for comfort.

Continued efforts were being made to reduce costs wherever possible but there was a limit to how far such cuts could go. Uni2 simply lacked the critical mass needed for maximum efficiency in IT services. There would come a point when normal cost cutting could go no further. Even when all available savings had been made, however, the underlying cost base would still be too high for the company to bear. As Laura Garrido, Uni2 IT Operations Manager tells us, the company lacked the critical mass to support a fully functional IT department in house. Management could see that it was now time to try something more radical.

A new vision for a tough market

In 2001, therefore, the company started the process of outsourcing virtually all of its remaining IT Operations and Infrastructure functions, but placed one important condition in the draft contract. *The service was to be scalable and flexible.* That is, all services should relate to the needs of the business, so the volume and scope of services could be raised or lowered within agreed limits with no penalties, no notice and no change in the unit price.

The advantages of this approach to the client are quite clear, especially at a time when the telecommunications market has been so volatile, with unpredictable movements down and up in recent years. For Cap Gemini Ernst & Young, this seemed a natural requirement on the client's part and reflects the movements toward the highly flexible *transformational outsourcing* that we are helping to pioneer in other markets. We saw no problem with this approach and were successful in our bid, based very much on a good existing relationship with Uni2 that was rooted in client satisfaction with the quality of our work to date.

Mauritius Island Exhibition
Untitled, Jean-Pierre Rives. 2001



Mauritius Island
Untitled, Jean-Pierre Rives, 2001
Treated steel - 98 x 157 x 39 inches

Making the change

The contract took effect in the middle of 2002 and, following a successful transition period, the operational benefits are now beginning to show through. Once again, Laura Garrido explains some of the details: "There are eleven main services," she says, "and each one has agreed performance and cost criteria. Within defined limits, we can vary the volume of work without change to unit cost. For desktop support, for example, cost is dependent on the number of PCs and we could, if necessary, reduce this number by 10 percent and gain an instant 10 percent cost saving – with no penalty."

The result of this approach is IT functionality and service that tracks the realities of the business. Scalable support of this kind gives management greater freedom to respond flexibly and fast to unpredictable market conditions, reduces risk and increases their choices. It is a good example of how a transformational outsourcing relationship can develop: as an intelligent, shared response to volatility.

Building for the future

As for the future, plans are already being developed to extend the relationship further and to introduce new levels of partnership. Together, Uni2 and the Cap Gemini Ernst & Young team are looking at further improvements to operational efficiency, and not just those directly related to infrastructure development. We are taking up the challenge to save more money for the client, and to share the rewards for doing so. In this way, we are jointly, as partners, opening up new possibilities in creative outsourcing and helping our client to become more competitive than ever.

With the kind participation of:

LAURA GARRIDO
IT Operations Manager
Uni2

JOSE A. SANCHEZ-FRUTOS
IM Delivery Manager
Cap Gemini Ernst & Young

A combination of skills for **Nissan**

No industry has faced greater or more difficult challenges in recent years than the automotive business. Companies like Nissan, for example, have been working to transform the efficiency of their operations in order to rebuild profitability in the face of intense competitive pressures. To do this successfully, accurate, timely management information is the most vital necessity.

roviding timely management information in a business as complex as Nissan requires a combination of advanced technology, deep industry understanding and teamwork across company and functional boundaries. This combination of skills in action makes our work for Nissan a source of particular pride to us.

Nissan Motor Company is one of the world's largest corporations, manufacturing 2.6 million vehicles a year, generating sales of around 6.2 trillion yen (approximately 47 billion U.S. dollars) and employing 125,000 people worldwide. Nissan operates in one of the world's most competitive industrial sectors, in which the need for huge levels of investment and a continuous drive both for innovation in design and improvements in performance lead to intense pressures. Success in this market depends on being both extremely efficient and very agile.

After decades of strong growth, the company faced stagnation during the 1990s. Not only was product innovation seemingly in decline, the company's financial position was also becoming difficult. Drastic action clearly needed to be taken and so it was that, in late 1999, the fight back to health and profitability began. Following significant investment from Renault, an international team of 200 executives worked intensively to develop the Nissan Revival Plan, a three-year strategy to transform the company and restore it to full profitability.



The road back to full profitability

At the very center of this strategic effort was one major unanswered question: how to measure financial performance across the whole of this widespread, complex business quickly and accurately enough to ensure that the plan stayed on track? Nissan's many different subsidiaries used a wide array of different accounting systems, based not just on different technology platforms but also on different accounting standards. This made precise comparisons of performance levels both difficult and time consuming. Nissan management identified the need for reliable, speedy financial control as a central aspect of their turnaround and Cap Gemini Ernst & Young was chosen as a key partner in delivering the necessary results, which included the design of:

- monthly financial reporting using International Accounting Standards (IAS);
- regulatory financial reporting integrating Japanese GAAP standards with IAS;
- non-consolidated closure within three to five days, and consolidated closure in ten days, together with integrated management reporting by such key indices as company, function, product line and markets.

The first stage of the project was to develop and implement a web-based system to facilitate measurement and tracking of the Revival Plan against key performance indicators. This was much more than simply a technology engagement, involving workshops with Nissan management to define how to capture and measure the indicators. The short-term requirement was achieved on time, being implemented within three months, and was available for the start of the next financial year. This was the first system of its kind to be used in Japan and proved of immediate benefit for management of the Nissan Revival Plan.

A Revival Plan leads the way

Larger scale follow-up work was commissioned almost at once, with the aim of delivering on all of the longer-term accounting requirements defined in the Revival Plan. Cap Gemini Ernst & Young teams led multiple projects in standardizing accounting data, unifying manufacturing information, and implementing process solutions to reduce the monthly close cycle. Cap Gemini Ernst & Young teamed with Nissan in order to select the right ERP platform to implement (SAP R/3), and led the implementation effort in North America.

These projects are fundamentally important to the realization of Nissan's strategic goals, and time remained a key factor throughout. The analysis and design phase lasted six months before the prototype was piloted in North America. Full implementation followed in North America and Japan, with the rest of the global roll out now underway. The professional management of the project was appreciated by Nissan management. As Ron Petty, CFO for Nissan North America commented: "Without Cap Gemini Ernst & Young, these projects would not have happened. We needed their leadership, expertise and knowledge to deliver in the period we had committed to."

Galerie Enrico Navarra, Paris
Untitled, Jean-Pierre Rives, 2000



At the Senate, Paris
Untitled, Jean-Pierre Rives, 2002
Steel - 51 x 71 x 67 inches

Cap Gemini Ernst & Young also led the design and implementation of the monthly Executive Report Package for the CEO. These monthly reports, and the team in charge of their production, have been set up within six months and are, according to Philippe Monegier, GM CEO Office, "key in enabling Nissan to make the link between financial results and business operations."

Nissan's results are a matter of public record and reflect great credit on the professionalism and skill of its management team. The Nissan Revival Plan aimed to restore the company to full profitability in three years; in fact, this goal was achieved in just two years. In addition, Nissan published its best ever full year earnings in 2002, and announced a fourth consecutive record half year operating profit. The company is now again establishing itself as a world class, competitive global automotive company, poised for long-term profitable growth. Cap Gemini Ernst & Young is very proud of its association with such a dynamic company.

With the kind participation of:

PHILIPPE MONEGIER
Head of Executive Report Team
NML CEO Office

RON PETTY
Chief Financial Officer
Nissan North America

PEGEAN JAMES, AURORE SAGLIO
Account Managers
Cap Gemini Ernst & Young



"Liquid flower"

Dexia Crédit Local: effective joint management

With rationalization and optimization of resources in full swing, there couldn't be a better time to launch a strategic project. That's just what the local development bank Dexia Crédit Local decided to do – subject to tightly controlled deadlines and budget – to improve customer relations management and give some five hundred employees a high-performance, integrated information system. Positive feedback should be quick to follow.

With about 3,000 employees in 12 countries, and 30,000 customers in France alone, the long-established Dexia Crédit Local, world leader in public finance and financial services for local governments, has to fend off strong competition despite its sizeable market share.

Its response? Optimized management, an innovative spirit and always more added value for its customers. Because customers are key to DCL's strength and development, the bank decided to launch a Customer Relationship Management (CRM) project at the end of 2001.

Knowing and targeting customers

The needs of local governments and the relationships they have with the bank vary greatly, depending on their scale and activities. DCL's Internet and Commercial Information Systems Manager, Philippe Perrin, describes the project's three "vocational" challenges: "First, there are the major customers who are in very frequent contact with various people in our group, such as experts, sales staff, managers and legal specialists. We need a tool that can faithfully keep track of the nature of this multi-contact relationship, so as to give us a coherent, all-encompassing picture of their needs. Then there are the other customers, who are just as important to the bank. They generally require attractive but simple products and a less intensive relationship. Our objective via this IT tool is to improve our reactivity to their demands and enhance the close links we maintain with them, while at the same time improving productivity. Lastly, we have our sights set on expansion in the local government sector in France beyond community level (subsidized housing, hospitals, public institutions, associations, etc.). In this case, the CRM tool must be able to accompany our prospecting for new business."

Clearly defined needs and a made-to-measure contract

From the applications standpoint, the bank's sales staff had been using a range of functionally heterogeneous, not altogether consistent tools. In terms of architecture, the solution chosen lays the foundations for a commercial, modern and integrated information system which, like a portal, enables the 500 or so users concerned (including 350 sales staff) to access all the applications essential for their work. "Over a period of a year and a half we established our strategic approach, produced a functional analysis, selected a solution (Peoplesoft CRM) and, following a specific call for tenders, chose our integrator: Cap Gemini Ernst & Young, plus a consulting firm for the change management aspects of the project," says Perrin. "Too many service companies try to offer everything, making little distinction between the nature and level of their services. Our goal is to differentiate between offers and have the most effective integration possible. Cap Gemini Ernst & Young understood our approach immediately."

That was reassuring because Dexia Crédit Local had another need that was definitely not run-of-the-mill: to integrate the company's IT specialists right from the start, allowing them to acquire skills in the required technologies and be able to ensure the system's maintenance on their own. "By formalizing a contract for what was neither outsourcing nor a fixed-rate service, we established a flexible joint management formula in which Cap Gemini Ernst & Young made clear commitments and defined its responsibilities, notwithstanding the presence of our IT specialists," says Pascale Haour, appointed by Dexia Crédit Local to coordinate the different technical areas of the project.

Meeting commitments

Among these commitments is "full execution of the commissioning, on time and within budget – as expected from a financial institution." Rigorous supervision and an excellent working relationship in the service-provider/client team were key factors in the project's success. "We appreciated our service provider's technological skills, responsiveness and strong commitment. Today, we are on schedule



At the Senate, Paris
Untitled (detail).
Jean-Pierre Rives. 2002
Steel - 236 x 59 x 59 inches



"Jupe en vacances d'un évêque plissé"
Gina Pellon, 1995

and well on the way to success," says Perrin. And while it's still too early to talk about profits and return on investment, it seems that the promises made in the business case (increased productivity, a more flexible structure, profitability and sales growth) are becoming a reality.

Of course, the credit goes to Dexia Crédit Local, but as Mr. Perrin suggests, it is also the result of "the undeniable cultural closeness of our two entities which makes things easy, reliable and pleasant."

With the kind participation of:

PHILIPPE PERRIN
Manager Internet and Commercial Information Systems,
Dexia Crédit Local

PASCALE HAOUR
Head of Internet and Commercial Projects Department,
Dexia Crédit Local

YAFFA ALBO
Account Manager
Cap Gemini Ernst & Young.

Farmers Insurance Group takes a transformation journey

Every consumer-focused company wants to reduce costs while improving quality of service, leading to higher levels of satisfaction and loyalty. That is why financial service companies have been early adopters of CRM systems and related technologies. One of our long-term clients, Farmers Insurance in the U.S., has now come closer than most to making the vision become reality, with close support from Cap Gemini Ernst & Young.

Farmers' Insurance is part of the global Zurich Financial Services Group and is in the top 10 for property, automotive and casualty insurance in the U.S. It has spent more than a decade, working with Cap Gemini Ernst & Young, building a highly sophisticated technology infrastructure supporting both front and back office mission critical business applications. During the 1990s, Cap Gemini Ernst & Young led the transformation of Farmers core business applications supporting Personal Lines and Billing functions, providing "straight through processing" in these vital areas of the business. These strategic mainframe applications proved highly successful, and their flexible and scaleable architectures have paved the way for the company to extend this revolutionary approach to the Web, both to improve agency/other distribution channel support and to improve customer service.

Web-enabled customer service

Farmers Insurance was thereby taking the logical next step on its own journey of transformation, but it was also doing something more. Launching a completely web-enabled approach to customer service would make it a real leader in its field. It would be one of the first, perhaps the first major insurance company to have a fully-integrated system managing all customer related data, accounts, applications and products from a single point of access and a single, unified view of the customer.

The headline facts about this initiative are impressive. The program was launched in December 2001, and went live less than a year later. By March 2003, close to 40 percent of all exclusive agents and customer support representatives had access to this new, integrated web-enabled suite of application systems, which ultimately will support 40,000 users. Cap Gemini Ernst & Young is responsible for development and implementation of the program and for its Production Support and Maintenance for the next 15 months. This is transformation on a massive scale, but the potential competitive advantages fully justify the risk involved.

One portal for all customer-related data

Put simply, Cap Gemini Ernst & Young has led the development of a single user portal that gives immediate access to all key data, records and applications needed to deliver complete service to its agency force, putting tremendous sales and service power at the fingertips of each agent. The portal enables agents to view all policy relationships and information detail for a given customer household, across all lines of business that Farmers offers, including Personal Lines, Life and Commercial. All relevant information is made instantly accessible, without requiring detective work in different applications and databases. Capability offered through this portal can dynamically alert agents on matters of interest as they are speaking to the customer, suggesting new options and potential service improvements immediately. The agent can then drill down into any individual policy and execute policy administration transactions, all within the Web. Finally, the portal also includes capabilities which empower customers to execute inquiry and simple policy administration transactions with assistance from their agents via password-protected access to the portal.

Easy to do business with

The true value of these applications lies in the improved customer experience and competitive advantage that they provide. Integrating all applications and data on a single web-enabled platform further enhances the straight through processing capabilities already developed with the assistance of Cap Gemini Ernst & Young, which facilitated processing for about *85 percent of all Personal Lines transactions without human intervention.*

It once took approximately 28 days to confirm a new piece of business. Today, the same activity can be done in minutes. Farmers tells the world that it is "easy to do business with." The new integrated technology platform makes the claim an everyday reality for its agents and customers.

This story of transformation on a huge scale is the result of consistent vision and long-term strategy. It has been achieved over a thirteen-year journey of incremental improvement, facilitated by functional "roll outs" along the way which have reduced risk at each step. In the new "web-enabled" world at Farmers, the mission-critical legacy systems have also been retained and fully leveraged, without the need for major re-engineering or large-scale hardware investment. Sponsorship on the client side was held at the very top, with weekly meetings between the client's executive board and Cap Gemini Ernst

Private collection, Spain
Jean-Pierre Rives, 1988





"Night at the river's edge"
Gina Pellon, 1999

& Young's project team to review progress and resolve any pressing issues. With this kind of trust-based partnership over an extended period, great things can be achieved and positive transformation, leading to real competitive advantage, becomes reality.

With the kind participation of:

NANCY BALLANCE
Vice President – e-business
Farmers Insurance Group

MARK SMITH
North America Account Executive
Cap Gemini Ernst & Young



OUTSTANDING EVENTS OF 2002

January

GE Aircraft Engines chooses Sogeti as its IT consulting partner

Sogeti USA is providing IT consulting expertise to support a multi-million dollar, multi-year Government Industry Logistics Systems (GILS) project at GE Aircraft Engines (GEAE). GEAE is the world's largest producer of jet engines for commercial and military aircraft.

Providing total life cycle logistics support for GEAE F414 engine and device assembly, the GILS initiative represents a landmark partnership between GEAE and the U.S. Military. The key objectives of the project are to decrease engine life cycle costs and improve engine availability, reliability and maintainability.

The GILS project links U.S. Military customers worldwide and delivers systems designed to help ensure the technical accuracy and timeliness, leading indicators, supportability metrics and configuration management information required by the engineering community.

The Cincinnati-based Sogeti team deployed Industrial and Financial Systems (IFS) applications for aviation software at GEAE's Central Distribution Facility and Evendale (Ohio) and Lynn (Massachusetts) plants, where the engine is produced and managed. Sogeti implemented IFS as the Maintenance, Repair and Overhaul (MRO) and material management solution, because its modules allow for selective deployment and upgrades.

Sogeti program managers, business analysts and technical architects have been part of this initiative since February 2001, building strong and long-term client relationships with GEAE managers, leveraging Sogeti's local proximity to client decision makers and its locally-based delivery team, and delivering excellent service and expert project management.

March

Ground-breaking Transformational Outsourcing project for Hydro One Networks

March 1, 2002 marked the beginning of a ground-breaking, billion dollar, transformational outsourcing contract that sees Cap Gemini Ernst & Young delivering comprehensive technology-enabled and business process management services to Hydro One, one of the largest transmission and distribution utilities in North America.

Cap Gemini Ernst & Young has been providing consulting services to Hydro One for a number of years. This long-standing relationship convinced Hydro One that here was the company that would help the utility realize its business goals over the longer term, and also provide it with an opportunity for competitively priced services and cost savings.

In its management of business processes at Hydro One, Cap Gemini Ernst & Young is handling finance and accounting, payroll, settlements (wholesale, retail, data management) customer care (contact center, billing, collections), and supply management services (procurement, strategic sourcing, logistics). It is also providing IT services which include infrastructure management, applications management support and help desk and desktop support.

As a result of this engagement, Hydro One can continue to focus on its core wires business, with the flexibility to adapt to changing business requirements; develop a competitive pricing structure for its customers based on cost savings; and enjoy cost-savings from economies of scale shared among other Cap Gemini Ernst & Young clients.

Hydro One management, in turn, retains focus on its core wires business with the knowledge that essential back office functions are in capable hands.

Restaurant Guy Savoy, Paris
Untitled, Jean-Pierre Rives, 2000
40 x 68 inches



April

Dutch Social Security opts for Outsourcing

In an important IT outsourcing agreement covering Infrastructure Management (IM) and Applications Management (AM), Cap Gemini Ernst & Young is taking over Werklinq, the IT division for government employment services in the Netherlands.

The agreement, which involved the transfer of more than 350 of Werklinq's staff, resulted from the government's decision to privatize the agencies in charge of employment issues.

Cap Gemini Ernst & Young has been an important player in the Dutch social security sector for many years now. This prominent position is expected to increase with the take over of Werklinq, which is responsible for about 20 percent of IT services in the market.

Moreover, with the recent passage of the Work and Income Structure Implementation Act, the sector is expected to undergo considerable changes in the years ahead. As a result of this agreement, Werklinq's customers – who represent some 9,000 users of 200 applications in 400 locations – will be assured of continuous service provision.

World's largest mySAP-HR system at Deutsche Post

Deutsche Post World Net is one of the world's largest and most powerful logistics companies. It offers customers global mail, express delivery and logistics services, and a wide range of financial services. Deutsche Post is part of the worldwide operating group and manages mail and express delivery services in Germany.

Deutsche Post asked Cap Gemini Ernst & Young to help the company retire existing HR systems and replace them with a modern ERP-based platform that leveraged mySAP standards and had SAP-HR



"A metallic bird"
Gina Pellon, 1990

at its heart. The goal was cost reduction to increase efficiency, the reduction of activities adding little value, and the creation of opportunities for added-value work.

The result was the largest mySAP-HR application in the world and the first including an SAP database. The new application, with 300,000 master data records from different employee structures, was a huge undertaking.

Cap Gemini Ernst & Young set up a dedicated team to support management of the large-scale project. On time delivery ensured that Deutsche Post realized benefits at the earliest opportunity, with significant annual cost savings identified since going live.

July

Redefining IT Outsourcing with Clarian Health Partners

Clarian Health Partners and Cap Gemini Ernst & Young US LLC are redefining the concept of IT outsourcing in the healthcare industry with the announcement of a sweeping $100 million, multi-year "transformational" relationship.

The agreement also encompasses the implementation of a new clinical information system for Clarian's three main hospitals, and anticipates a comprehensive care management process redesign. The new system will incorporate principles of evidence-based healthcare, thereby making the findings of scientific research readily available to physicians to support their decision-making.

Under this innovative arrangement, Cap Gemini Ernst & Young will help Clarian redesign its care management processes and implement the Cerner Millennium clinical information system. Within three years, Clarian expects to generate $30-$70 million in economic benefits from the arrangement.

Referred to as "transformational outsourcing" – an approach being pioneered by Cap Gemini Ernst & Young – this process involves going beyond merely assuming responsibility for existing applications and infrastructure.



Mauritius Island
Untitled, Jean-Pierre Rivez, 2001
Treated steel - 98 x 70 x 47 inches

In this case, it means partnering with Clarian and Cerner to design new care management processes and implementing the best available information technology solutions. Cap Gemini Ernst & Young will also have broad responsibility for implementing Clarian's new system – including upgrading technical capabilities and integrating existing applications – as well as managing it on a go-forward basis through a traditional outsourcing role.

High voltage project for Electricity Transmission Network

The French Réseau de Transport d'Electricité (RTE) is owner and operator of the country's high voltage and extra high voltage public power transmission system. RTE was officially created on July 1, 2000, within the framework of an act passed earlier that year concerning the modernization and development of public services in the electricity market.

This decree calls for the opening of the French electricity market and stipulates that the transmission system operator must be independent of the national electricity services' (EDF) other activities.

RTE's role is to provide fair and non-discriminatory access to the transmission network for all market players – with constant oversight over the balance between consumption and generation of electricity – taking into account that electricity cannot be stored on an industrial scale. It is also responsible for the continuity and quality of the public power transmission service and for network maintenance and development.

In July 2002, a team of consultants and IT architects from Cap Gemini Ernst & Young's Energy, Utilities & Chemicals Sector was engaged for a Balancing Mechanism Project to help RTE design and implement an information system, provide project management and change management assistance and redefine the balancing mechanism.

September

Cars Online Study reveals industry discord

As part of its on-going program to provide thought leadership and solutions to the automotive industry, Cap Gemini Ernst & Young published "Cars Online 2002: The Adaptive Automotive Enterprise Study." This global consumer survey, in its fourth year, focused on critical consumer and automotive retail trends and made it clear that uncertainty abounds in today's volatile automotive industry.

Among the key findings was the fact that there is little agreement among manufacturers, dealers and consumers about fundamental issues in the industry. The rift was most notable when people were questioned about four major shifts in the automotive sector: the role and influence of the Internet; the relationship between dealers and manufacturers; the impact of Block Exemption on the European landscape; and the alignment between retail and consumer priorities.

The study found that the Internet is becoming a more powerful information resource for consumers, with more than 13 percent of consumers saying they would consider independent Internet sites and 20 percent saying they would consider manufacturer websites as primary sources for their next car purchase. This clear warning for both manufacturers and dealers masks a general lag in their responses to consumer demand for Web-based information and functionality.

October

Swedish Migration Board - Outsourcing in the Public Sector

The Migration Board, Sweden's central government authority for immigration and alien affairs, is outsourcing the hosting, operations and helpdesk function of its IT applications to Cap Gemini Ernst & Young. This three-year engagement – with an option for an additional two years – is valued at about 2.4 million euros, exclusive of other consulting assignments.

The agreement comprises user support, technical maintenance and installation of PC products. The operational management commitment will be handled from the Migration Board's headquarters in Norrköping, Sweden.

This project links two of today's most potent business areas: outsourcing and the public sector. As many corporations and authorities and administrative agencies review their IT costs, a growing number of them are discovering the advantages of outsourcing.

At the Senate, Paris
Untitled (detail), Jean-Pierre Rives, 2002
Steel - [illegible] inches



Of the more than 2,500 consultants currently at Cap Gemini Ernst & Young in Sweden, 500 of them are specialists in outsourcing.

"Landmark study" endorsed by Global Commerce Initiative

Our leadership role in the consumer products and retail business was demonstrated by the Global Commerce Initiative's (GCI) official endorsement of the Cap Gemini Ernst & Young/GCI report titled "The Case for Global Standards: Creating the Business Case for Global Data Synchronization in Your Company." The report provides the background and business rationale for adopting and implementing global standards in the retail and consumer products industry. It was called "a landmark study" by the co-chairman of GCI.



Early in 2002, GCI, whose membership consists of some of the world's best known companies, asked Cap Gemini Ernst & Young to help in developing the business case for global standards. Companies involved included Carrefour, Metro, Sears, Target, Tesco, Coca-Cola, Gillette, Henkel, Johnson & Johnson, Kraft, Nestlé, Philips, Procter & Gamble and Unilever.

The report represents the first time that the benefits of global standards have been quantified. The study found that retailers and manufacturers can reduce their supply chain costs by 1 percent to 3 percent, a significant number given the enormous size and narrow margins of the consumer products and retail industry.

In addition, a positive impact on revenues could be realized as a result of the recommended improvements. The business case also unveiled important long-term benefits, as these standards will enable the large-scale implementation of collaborative business processes.

Barcelona Football club scores with new website

Spain's renowned Barcelona Football Club and Cap Gemini Ernst & Young's interactive Internet design agency DareStep have joined forces to launch a brand new website for the club, which welcomed 264,000 visitors in its very first month.

Mauritius Island
Untitled, Jean-Pierre Rives, 2001
Treated steel - 90 x 59 x 23 inches



Working with alliance partner Beaweb Logic, this project includes strategy consulting, on-line visual concept and brand design, building a whole new architecture and maintaining the delivered applications.

Employing a methodology called DareStep Accelerated Program, the new site was delivered within four months instead of eight as originally planned. The first phase involved developing the concept, look and feel and planning the functionalities. This was followed by the first prototype, delivery and customization of the site to clients' needs.

The site contains a number of innovative, multimedia features. For instance, fans can watch clips from matches and catch up with scores. There are games, player profiles, late news and the possibility to purchase brand items.

Another outstanding feature of the site is that it is in three languages: Spanish, English and Catalan, which is more than just a language but part of a unique cultural identity, with the Football Club as one of its chief standard bearers.

This engagement also gives Cap Gemini Ernst & Young and DareStep a privileged relationship with some of the club's major sponsors.

December

Major Public Sector win with local government in Australia

In December 2002, a syndicate of five local government councils signed a ten-year contract with Cap Gemini Ernst & Young Australia for the provision and operation of an advanced IT and services solution.

The new solution, named "Councils Online," will support local government business operations and enable improved business relationships with council customers. The five councils from New South Wales, Australia, chose Cap Gemini Ernst & Young after an intensive and comprehensive competitive procurement process. Councils Online will replace the councils' current IT systems and provide automation of many of their existing manual business processes.



"The accomplice"
Gina Pellon, 2000

The value of the contract is more than 105 million Australian dollars over 10 years and will involve more than 70 combined project resources at peak staffing levels.

Cap Gemini Ernst & Young is leading a consortium of global and Australian-based SME providers of hardware, software and services to furnish the total solution. These partners include Hewlett-Packard, GEAC, Advanced Data Integration, Red Rock, Mat-Man Systems, Infovision, RMS, Intaz and Kronos.

This contract is further confirmation of Cap Gemini Ernst & Young's ability to partner with government in the delivery and operation of transformational customer/constituent management and technology capabilities. It is one of the largest contracts of its kind in Australia this year.

One project meets many goals for Kronenbourg Brasseries

Recognizing the need to modernize its information system, Kronenbourg Brasseries decided to rethink its internal processes as part of a global transformation project.

The anticipated reorganization covered most of the company and its 2,000 employees. It was reasoned that simplifying the business processes and increasing the flow of information would lead to more standardized procedures and a more focused vision of the company's activities.

In April 2001, Kronenbourg decided to award this project to Cap Gemini Ernst & Young, whose expertise in change management and in overseeing alliance partnerships was well known.

Over the next several months, joint teams were formed at all levels of the business in keeping with the requirements of the project at various stages including the framework agreement, design, development and deployment.

More than 80 people were permanently mobilized at a dedicated site.

This approach answered still another challenge: reducing the duration of the project from 36 to 18 months and rolling it out according to the "big bang" principle. In this way, the specifics of the project were taken into account (e.g., the importance of tracking), at the same time that strict preparation continued for migrating all the sites to the new system.

The result: a global project, a non-negotiable time frame, a big bang roll out, all adding up to 18 months of a strong partnership and the completion of an ambitious project.

World-class rail reservation service for ATOC

Britain's Association of Train Operating Companies (ATOC) awarded a 47 million euros (£31 million) contract to Cap Gemini Ernst & Young to design, build and run a new national rail reservation system. ATOC membership comprises the 25 companies which provide passenger train services on Britain's privatized rail network. All 25 members were unanimously in favor of the Cap Gemini Ernst & Young proposal in preference to rival bids.

The new system will enable passengers to make, cancel or alter rail reservations much closer to the time of travel, and to specify their precise requirements in greater detail. Disabled customers will also benefit because the new system will automatically link to train and station information on topics such as wheelchair access and the availability of specialist assistance.

The main business benefit of the new system will be the availability of instant information on bookings for each individual train, so that managers may adjust fare structures in realtime and thereby achieve a better balance of seat occupancy between peak and off-peak travel.

ATOC said that its decision to press forward with a new national rail reservation service was good news for rail travelers and for the industry, and a significant step toward the achievement of world-class standards on Britain's railways.



Introduction to the Cap Gemini Ernst & Young Group

The Cap Gemini Ernst & Young Group is one of the world leaders in management consulting and IT services.



ith approximately 53,000 employees in 34 countries in Europe, North America and Asia-Pacific, the Group reported consolidated revenues of slightly more than 7 billion euros in 2002.

The Group offers its local and multinational clients a complete range of services, aligned in four main disciplines:

- Consulting (transformation and process)
- Technology (systems architecture/integration/infrastructure)
- Outsourcing (management of information systems and business processes)
- Local professional services (Sogeti).

Consulting

Consulting aims to improve the performance of client companies by transforming their business processes, integrating new technology, and redefining major functions or processes within the organization.

This business calls for both far-reaching professional expertise and in-depth knowledge of strategic planning and process optimization.

Consulting accounted for 25 percent of Group revenues in 2002, and covers the following areas:
- Transformation and change management
- Customer Relationship Management (CRM)
- Supply chain management
- Management of financial and accounting functions
- Human resources management.

Technology

Services with high-technology content represent a vital adjunct to the implementation of change within client companies. These services tie in closely with consulting, as information systems transformation or upgrades are highly dependent on clients' organizational choices within the company.

This Technology Services discipline accounted for 42 percent of Group revenues in 2002. It includes:
- Designing information systems architecture
- Integrating systems and developing applications
- Managing and optimizing systems, networks and data.

Outsourcing

Cap Gemini Ernst & Young has developed a range of services responding to clients' wishes to concentrate on their core business, reduce costs related to the operation and maintenance of their existing IT systems and, in some cases, to transform their systems (transformational outsourcing).

This type of activity may involve taking full management responsibility for all or part of a client's IT department, in the form of Applications Management (AM) services, Distributed Computing Services (DCS), or Central Computing Services (CCS).

This activity generated 27 percent of Group revenues in 2002, and covers the following services:
- Applications Management, in which the Group is a European leader
- Infrastructure management and network outsourcing
- Business Process Outsourcing (BPO), which allows the client to outsource major support functions such as accounting or procurement.

Local Professional Services (Sogeti)

These local technical assistance services are designed to help IT departments of client companies by making top-flight specialists available to meet the following needs:
- Development of specific software
- Applications management at client sites
- Hardware and network management.

Beginning on January 1, 2002, Local Professional Services were brought together within entities operating under the "Sogeti" brand.

The Group's 2002 business mix is as follows:


27%
Outsourcing
25%
Consulting
6%
Local Professional Services
42%
Technology

Group clients

To develop service offerings with high added value, the Group needs thorough knowledge of its clients' business. That is why its engagement teams are staffed with top experts in the relevant fields.

The Group's operations in 2002 broke down according to the following industry lines:


23%
Manufacturing, Retail & Distribution
16%
Energy, Utilities & Chemicals
7%
Life Sciences
15%
Financial Services
13%
Telecom & Media
26%
Public Services

Manufacturing, Retail & Distribution (MRD)

In the **Automotive** industry, building on its award as 2001 Auto Consultancy of the Year by the Institute of Transport Management (ITM), the Group serves thirteen of the world's largest automotive vehicle manufacturers and many of the largest automotive suppliers. Major clients in this industry include General Motors, Ford, DaimlerChrysler, Nissan, Toyota, BMW, Renault, Mitsubishi, PSA, VW/Audi, Honda, Fiat and Visteon.

In 2002, the **High-Technology** industry practice made gains. We served major accounts such as Hewlett-Packard, IBM, Philips, Sony, Nokia, Ericsson and General Electric – which awarded us certification as a GE Global Development Center.

In **Consumer Products** and **Retail**, the Group worked with key clients such as Carrefour, The Coca-Cola Company, Marks & Spencer, Tesco and Unilever. Together with Intel and Cisco Systems, the Group developed Extended Retail Solutions (ERS), a joint initiative that provides retailers with an adaptive, open-standards-based approach to help improve customer satisfaction and leverage new technology, while reducing costs and increasing flexibility.

The **Distribution** practice has developped successful offerings such as Supply Chain Management, Transportation and Warehouse Management, and worked with nine out of ten of the world's leading logistics providers such as Deutsche Post World Net, Exel, FedEx and TPG.

Energy, Utilities & Chemicals

The Group's offerings in this sector address needs of both oil and gas companies and the electricity, gas or water utilities which are unbundling their value chains to comply with deregulation.

During 2002, key projects were carried out for several major clients worldwide. Among them: EDF, EON and TotalFinaElf in Europe, Shell and Hydro Quebec in North America, BHP in Australia.

Financial Services

In this sector, Cap Gemini Ernst & Young is working with more than half of the top 50 financial institutions worldwide. At Merrill Lynch, for example, our team has been supporting the upgrade of workstations used by the vast global network of financial advisors. And in a deal that brings together teams from France, India and Japan, Cap Gemini Ernst & Young has signed its first off-shore Application Development deal with AXA Direct Japan.



Mauritius Island exhibition
Untitled, Jean-Pierre Rives, 2001
Treated steel - 275 x 39 x 59 inches

Public Services

Governments and government agencies will soon have to change the way they provide public services. Increasing demand, combined with decreasing budgets, will lead to serious reforms. To succeed they will put the public at the heart of the process, thinking and organizing differently. The public sector is beginning to make up for its delay in the use of technology. Government agencies are looking for solutions beyond their borders, solutions they can reuse in their own countries despite cultural and regulatory differences. In this context, Cap Gemini Ernst & Young is providing new impetus to its public services business in areas such as health, employment, social security, education, tax collection, homeland security, and defense.



Among Cap Gemini Ernst & Young's recent public sector references are the British Home Office; the Federal Government of Germany; the French Finance Ministry; the French Arms Agency; NATO; the Dutch Ministry of Education, Culture and Science; and several U.S. healthcare providers.

Telecom & Media

In 2002, drawing on the skills and resources of its strong workforce and extensive partnership network, the Group's Telecom & Media global industry practice continued to deliver innovative solutions to the industry's leading players, helping them to grow and operate profitably in low growth and highly competitive markets. Recent clients include Deutsche Telekom, Nextel, Comcast, France Telecom, O2, AOL TimeWarner, BSkyB and Cegetel.

Life Sciences

The Group's Life Sciences practice has worked with 17 of the top 20 pharmaceutical companies worldwide including Pfizer, GlaxoSmithKline, Johnson & Johnson, Lilly and Syngenta. The practice is a leader in CRM Siebel implementation and excels in marketing and sales effectiveness. The practice has also developed sector-specific solutions in the areas of clinical excellence, pharmaceutical supply chain transformation, regulatory compliance, post-merger integration and applications management.

At the same time, an ongoing research collaboration with the INSEAD Business School and close relationships with technology partners help the Group maintain a highly contemporary perspective in all client work.

MANAGEMENT TEAM

at May 7, 2003



Serge Kampf (*)
Chairman



Paul Hermelin (*)
Chief Executive Officer

MANAGEMENT COMMITTEE

- **Alexandre Haeffner**
  Chief Operating Officer (COO)
- **John McCain**
  Deputy COO
- **William Bitan**
  Chief Financial Officer
- **Mark Hauser**
  CEO North America
- **Jean-Pierre Durant des Aulnois**
  General Secretary
- **Paul Cole**
  LEAP Program
- **Hubert Giraud**
  Outsourcing
- **Terry Ozan (*)**
  Consulting
- **Chell Smith**
  Technology
- **Florence Mairal**
  Communications
- **Clive Williams**
  Operations Controller

OPERATIONAL UNITS

North America	Mark Hauser
U.K./Ireland	Paul Spence
Nordic	Alwyn Welch
Benelux	Henk Broeders
Germany and Central Europe	Antonio Schnieder
France	François Mazon
Italy	Richard Dicketts
Spain/Portugal	Domingos Oliveira
Asia-Pacific	Paul Thorley
Sogeti	Luc-François Salvador
Telecom & Media	Philippe Donche-Gay

(*) Administrator



Cap Gemini Ernst & Young
in community life

Solidarity is among the Group's seven basic values.
In today's social context, where fair and equal access to development opportunities is integral to corporate strategy, Cap Gemini Ernst & Young has continued to strengthen its involvement in community affairs.


ap Gemini Ernst & Young France, for example, is offering access to its infrastructures and organizational and technological know-how to associations committed to bringing individuals normally excluded from professional life into the mainstream.

A program already begun in France in 1996, is being extended to the Rhône-Alpes and West regions to help the handicapped find employment or to assist young people in underprivileged neighborhoods to learn skills in information technology.

Apart from integrating less fortunate members of society into the workforce, three other objectives have been guiding the Group's corporate responsibility actions:

- to promote initiatives that will position Cap Gemini Ernst & Young among the leaders in community involvement;
- to build a spirit of pride and belonging among its workforce, as well as to attract future employees;
- to bring credit to its technological expertise and service business and to take advantage of its broad regional coverage.

This approach is built on the conviction that civic responsibility is in no way incompatible with business life. The opposite is true, in fact; one actually enriches the other.

A great many volunteers came forward even before the first official announcements of this program appeared. Their energy is a good indication that members of Cap Gemini Ernst & Young are, for the most part, attracted to socially-conscious projects and take pleasure in sharing their professional skills. Actions already in the pipeline are a clear illustration of this growing trend.



Les Fontaines: A New International Conference Center

Globalization, interdependence, complexity, technological innovation – these are the hallmarks of the [illegible] economy. Like many other international enterprises, the Cap Gemini Ernst & Young Group has at its disposal a wide variety of innovative communication tools which provide its employees with permanent access to information. Yet despite these electronic conveniences, the Group is also determined to support facilities which bring professionals from its various competencies [illegible], and give them the opportunity to get acquainted, share their experiences, exchange viewpoints and develop their skills.

A center of gravity

Throughout the 1990s, Cap Gemini University, located in Béhoust, southwest of Paris, played a pivotal role as the "Group's Home" – a point of reference for ideas, knowledge and networking. The site quickly became the hub for international training activities, for integrating newcomers, and a friendly meeting place for employees, managers and their clients.

In 1998, recognizing that Béhoust's limited capacity was restricting the growth of the University, the Group decided to purchase property in Gouvieux, near the city of Chantilly. Known as "Les Fontaines," this estate, built by the Baron James Nathan de Rothschild at the end of the 19th century, was acquired by a Jesuit order after World War II and turned into a highly respected cultural center. Apart from its natural aesthetic qualities and the possibilities it offered for reconstruction, the property has the added advantage of being just 30 minutes from Charles de Gaulle International Airport.

Following a long period of renovation, the new site – which was "delivered" to the Group at the end of 2002 – combines the advantages of prime real estate with a strong, coherent architectural personality. Designed by the firm of Valode & Pistre, Les Fontaines now represents a harmonious yet bold interplay between the refinements of classical European architecture and respect for the rich surrounding countryside, coexisitng with the most modern professional training facilities.

In addition to the faithfully restored château, intended as the social "core" of Les Fontaines, there is a teaching forum equipped with a 500-seat auditorium, three 100-seat meeting rooms and 42 conference rooms. Seven villas provide spare but very comfortable lodging for 300 guests. There is also a wide selection of sports activities.

The best of technology

The technological infrastructure of Les Fontaines is fully in keeping with its vocation. The services on offer provide a number of advantages: **mobility**, with access to wireless Internet, wide-spread availability of multimedia equipment, and a University network carrying all multimedia content (including television); **flexibility**, through the juxtaposition of multiple virtual networks (Internet, CGNet, local networks, and specific networks as requested by clients), control room for working in multi-mode (isolated, network, synchronized), and a badge system customizable to specific events; **expandability**, through the convergence of voice and data for information sharing and interactivity among participants; and **reliability**, with redundant critical equipment and the nearly 100 percent availability of the telecom provider.



Les Fontaines, Gouvieux
Untitled, Jean-Pierre Rives, 2002 - 118 x 78 x 39 inches

The Group University "campus"

Les Fontaines is also the cornerstone of the Group's international training activities and, as of January 1, 2003, the seat of Cap Gemini Ernst & Young University.

As well as contributing to the Group's transformation initiatives, the University is focusing on the most advanced skill development programs – the International Business School, Architects Week, Engagement Management – and aligning its course curriculum to support the global disciplines recently put in place by the Group (Consulting, Technology and Outsourcing Services). The University is also consolidating the various training programs within the Group, especially in the area of distance learning (e-learning), which is now being implemented by all the subsidiaries, and where a portal known as "MyLearning" is being widely used to assure the fastest and most thorough grounding in new technologies.

These programs improve upon learning methods and approaches which have already been recognized by the *Financial Times* and the Corporate University Xchange for European Excellence which, in 2000, awarded Cap Gemini Ernst & Young University its top prize.

Les Fontaines, Gouvieux
Untitled, Jean-Pierre Rives, 2002 - 118 x 39 x 39 inches

A showcase for Group know-how

Because it can tap into all the Group's resources, Les Fontaines is in the privileged position of being able to help large international enterprises to assemble, inform, mobilize, train and entertain their executives, their high potential people, their professional networks or any other communities of exchange.

The site was designed and equipped to provide highly modular space, integrated and customized services, along with information technologies and methods for sharing knowledge which are the result of a decade of experience in building and managing international capabilities.

Les Fontaines has only one goal: to serve companies which firmly believe that their performance is the direct result of the continuous professional development and motivation of their own talented people.

For more information:
www.les-fontaines.com





Les Fontaines, Gouvieux
Untitled, Jean-Pierre Rives, 2002 - 165 x 59 x 59 inches



Main points of contact

Cap Gemini Ernst & Young - Corporate Headquarters

Place de l'Etoile – 11 Rue de Tilsitt – 75017 Paris – France
Telephone: 33 (0) 1 47 54 50 00
Fax: 33 (0) 1 47 54 50 86
Internet: www.cgey.com

Regional Management

North America	
New York	1 (917) 934 80 00
U.K./Ireland	
Woking	44 (1483) 764 764
Nordic countries	
Stockholm (Bromma)	46 (8) 704 50 50
Benelux	
Utrecht	31 (30) 689 89 89
Germany & Central Europe	
Berlin	49 (30) 88 703 0
France	
Paris	33 (0) 1 53 64 44 44
Italy	
Rome	39 (06) 231 901
Spain/Portugal	
Madrid	34 (91) 657 70 00
Asia-Pacific	
Sydney	61 (2) 92 93 40 00
Sogeti	
Brussels	32 (2) 639 08 30

Sector Management

Manufacturing, Retail & Distribution	
Utrecht	31 (30) 689 60 68
Energy, Utilities & Chemicals	
Paris	33 (0)1 49 67 30 00
Houston (Texas)	1 (713) 982 17 00
Financial Services	
Paris	33 (0)1 49 67 40 00
Public Services	
Paris	33 (0)1 49 67 30 00
Telecom & Media	
Paris	33 (0)1 47 54 52 00
Life Sciences	
London	44 (207) 340 30 00

University

Les Fontaines
Route de Chantilly
60270 Gouvieux 33 (0)3 44 62 91 00

France (33) (Note: if dialing these numbers within France, add a 0 before the first digit)					
Paris	Headquarters	1 53 64 44 44	Montpellier	South-East	4 67 20 92 92
	Consulting	1 41 08 40 00		Banking Systems	4 67 20 64 90
	Finance	1 49 67 30 00	Mulhouse	North-East	3 89 36 33 66
	Industry	1 49 01 80 00	Nancy	North-East	3 83 95 85 85
	Institute	1 44 74 24 10	Nantes	West	2 51 17 35 00
	Public Services	1 49 67 30 00		West (Training Center)	2 51 17 35 01
	Outsourcing	1 41 26 51 00	Nice	South-East	4 93 72 43 72
	Telecom	1 49 00 40 00	Niort	West	5 49 06 84 30
	Tertiaire	1 49 01 70 00	Orléans	West	2 38 24 01 01
Bayonne	Industry	5 59 25 34 00	Pau	South-West	5 59 84 12 23
Bordeaux	South	5 56 46 70 00	Rennes	West	2 99 12 55 00
Brest	West	2 98 30 46 30		Telecom	2 99 27 45 45
Caen	West	2 31 46 81 90	Rouen	West	2 35 12 20 20
Clermont-Ferrand	Rhône-Alpes	4 73 28 23 81	Strasbourg	North-East	3 90 22 86 10
Grenoble	Rhône-Alpes	4 76 59 63 00	Toulouse	South-West	5 61 31 52 00
Le Mans	West	2 43 57 45 00	Tours	West	2 47 60 67 60
Lille	North-East	3 28 36 31 31			
Lyon	NIS (Network Infrastructure Services)	4 37 56 27 40			
	Rhône-Alpes	4 72 75 48 60			

Europe (outside France)

Austria (43)

Vienna (Headquarters)	(0) 1 211 63 0

Belgium (32)

Diegem (Headquarters)	(2) 708 11 11
Hornu	65 71 52 11
Wavre	10 23 66 11

Czech Republic (420)

Prague (Headquarters)	(0) 224 505 277

Denmark (45)

Copenhagen (Gentofte) (Headquarters)	70 11 22 00
Aarhus (Viby)	87 38 70 00

FINLAND (358)

Espoo (Headquarters)	(9) 452 651
Helsinki Operate (outsourcing)	(9) 452 651
Oulu	(9) 452 651
Tampere	(9) 452 651
Turku	(9) 452 651

GERMANY (49)

Berlin (Headquarters)	(30) 88 703 0
Cologne	(221) 91 26 44 0
Dresden	(351) 4 84 00
Düsseldorf	(211) 470 68 0
Essen	(201) 824 3000
Frankfurt/Sulzbach	(6196) 9 99 0
Hamburg	(40) 2 53 18 0
Hanover	(511) 67 82 700
Munich/Dornarch	(89) 94 00 0
Rüsselsheim	(6142) 60 34 0
Stuttgart	(711) 5 05 05 0
Walldorf	(6227) 73 390 0

HUNGARY (36)

Budapest (Headquarters)	(23) 506 800

IRELAND (353)

Dublin (Headquarters)	1 661 32 66

ITALY (39)

Genoa	(010) 248 79 11
La Spezia	(0187) 98 451
Milan	(02) 422 61
Naples	(081) 606 89 11
Padua	(049) 823 58 74
Rome (Headquarters)	(06) 231 901
Syracuse	(0931) 79 65 11
Turin	(011) 65 38 11

LATVIA (371)

Riga (Headquarters)	(7) 50 32 50

LUXEMBOURG (352)

Luxembourg (Headquarters)	440 49 81

THE NETHERLANDS (31)

Utrecht (Headquarters)	(30) 689 89 89

NORWAY (47)

Oslo (Headquarters)	24 12 80 00

POLAND (48)

Warsaw (Headquarters)	(22) 850 92 00

PORTUGAL (351)

Lisbon (Headquarters)	(21) 412 22 00
porto	(22) 608 06 60

SLOVAKIA (421)

Bratislava (Headquarters)	(2) 444 556 78

SPAIN (34)

Barcelona	(93) 495 86 00
Madrid (Headquarters)	(91) 657 70 00

SWEDEN (46)

Fagersta	(223) 418 00
Göteborg	(31) 335 46 00
Kalmar	(480) 49 66 60
Karlshamn	(454) 32 59 50
Karlskrona	(455) 568 50
Linköping	(13) 24 81 00
Luleå	(920) 24 26 00
Malmö	(40) 607 72 10
Örebro	(19) 17 32 00
Stockholm (Bromma) (Headquarters)	(8) 704 50 00
Sundsvall	(60) 59 47 00
Växjö	(470) 74 79 60

SWITZERLAND (41)

Basel	(0) 61 685 27 27
Geneva	(0) 22 879 52 00
Lausanne	(0) 21 620 71 00
Zürich (Headquarters)	(0) 1 560 24 00

UNITED KINGDOM (44)

Birmingham (Aston)	(121) 333 3536
Bristol (Aztec)	(1454) 626 626
Bristol (Toltec)	(1454) 612 211
Edinburgh	(131) 339 9339
Glasgow	(141) 331 0414
Inverness	(1463) 2384 34
London (Docklands)	(207) 093 8500
London (South Bank)	(207) 735 0800
London (Wardour Street)	(207) 734 5700
Manchester (Sale)	(161) 969 3611
Rotherham	(1709) 710 071
Swansea	(1792) 792 777
Teeside (Wynyard Park)	(1740) 645 500
Woking (Headquarters)	(1483) 764 764

North America

CANADA (1)			
Calgary	(403) 206 5600	Ottawa	(613) 598 4410
Mississauga	(905) 277 7300	Toronto	(416) 943 3232
Montreal	(514) 874 4488	Vancouver	(604) 899 3535
Montreal (productivity center)	(514) 989 4100		
UNITED STATES (1)			
Atlanta (Georgia)	(404) 541 7100	Irvine (California)	(949) 440 3500
Bellevue (Washington)	(425) 818 3300	Leawood (Kansas)	(913) 319 8000
Birmingham (Alabama)	(205) 458 7666	Los Angeles (California)	(213) 240 7000
Cambridge (Massachusetts)	(617) 494 4900	Louisville (Kentucky)	(502) 585 6444
Charlotte (North Carolina)	(704) 331 1900	Lyndhurst (New Jersey)	(201) 872 4100
Chicago (Illinois) - Sears Tower	(312) 879 6700	Minneapolis (Minnesota)	(612) 492 2700
Chicago - O'Hare International	(312) 879 2500	Minnetonka (Minnesota)	(952) 908 3600
Cincinnati (Ohio)	(859) 655 1500	Morristown (New Jersey)	(973) 285 9000
Clark (New Jersey)	(732) 382 5400	**New York (Headquarters)**	**(917) 934 8000**
Clayton (Missouri)	(314) 290 8000	Newton (Massachusetts)	(617) 928 8400
Cleveland (Ohio)	(216) 583 3300	Philadelphia (Pennsylvania)	(215) 448 3800
Columbus (Ohio)	(614) 438 2675	Phoenix (Arizona)	(602) 452 5900
Cupertino (California)	(408) 861 1800	Pittsburgh (Pennsylvania)	(412) 227 1100
Dallas (Texas)	(214) 665 5000	San Francisco (California)	(415) 951 3200
Detroit (Michigan)	(313) 628 7540	Tampa (Florida)	(813) 225 4747
El Segundo (California)	(310) 727 8400	Tarrytown (New York)	(914) 345 6041
Englewood (Colorado)	(720) 568 4200	Vienna (Virginia)	(572) 382 6000
Freehold (New Jersey)	(732) 358 8900	Westlake Village (California)	(818) 735 8300
Hartford (Connecticut)	(860) 524 3300		
Honolulu (Hawaii)	(808) 535 6820	MEXICO (52)	
Houston (Texas)	(281) 220 5000	Mexico City	55 8503 2400
Indianapolis (Indiana)	(317) 977 1300		

Asia-Pacific

		INDIA (91)	
AUSTRALIA (61)		Mumbai	(22) 2518 7000
Adelaide	(8) 8233 6100		
Canberra	(2) 6267 3962	JAPAN (81)	
Melbourne	(3) 9288 8361	Tokyo	(3) 3279 9210
Sydney (Headquarters)	**(2) 9293 4000**		
		SINGAPORE (65)	
CHINA		Singapore	6484 3188
Beijing	86 (10) 6505 2935		
Hong Kong	(852) 2918 7300	TAIWAN (886)	
Shanghai	86 (21) 6841 9696	Taïpei	(2) 8780 0909

SOGETI

[illegible]	
Brussels (Headquarters)	(2) 639 08 30
Antwerp (Gitek N.V.)	(3) 231 12 90
Zaventem (Twinsoft N.V.)	(2) 716 52 80
[illegible]	
Paris (Headquarters)	(0)1 49 24 53 00
Bordeaux	(0)5 57 92 70 50
Lille	(0)3 28 32 31 00
Lyon	(0)4 37 24 79 50
Marseille	(0)4 91 16 57 11
Nantes	(0)2 51 84 95 02
Rennes	(0)2 23 35 40 10
Rouen	(0)2 32 76 41 80
Strasbourg	(0)3 90 20 39 86
Toulouse	(0)5 34 36 86 00

[illegible]	
Düsseldorf	(211) 522 85 0
[illegible]	
Vianen	(347) 358 200
[illegible]	
Bromma	(8) 5368 2000
[illegible]	
Geneva (Petit-Lancy)	(22) 879 16 50
[illegible]	
Centerville (Ohio)	(937) 433 3334



At the Senate - Untitled, Jean-Pierre Rives, 2002
Steel - 74 x 315 x 71 inches

A publication of Cap Gemini Ernst & Young
Text : Corporate Communications

Photographies:
Gina Pellon's paintings: © André Morain, Paris
Jean-Pierre Rives' works: © Gaston-François Bergeret, Paris
Cover :
At the Senate – Jean-Pierre Rives (Gallery Enrico Navarra) - 2002
"Imaginary Garden" – Gina Pellon (Gallery Marie-Claude Goinard) - 2000
"Mimes' Memory" – Gina Pellon (Gallery Marie-Claude Goinard) - 1999
At the Senate – Jean-Pierre Rives (Gallery Enrico Navarra) - 2002

Design: L'Agence
Production: Gutenberg on line
Printed in France

Annual Report 2002



Reference Document

CAP GEMINI ERNST & YOUNG

Board of Directors

Serge Kampf, *Chairman*
Ernest-Antoine Seillière, *Vice-Chairman*
Christian Blanc
Jean-René Fourtou
Paul Hermelin, *Chief Executive Officer*
Michel Jalabert
Jean-Bernard Lafonta
Phil Laskawy
Ruud van Ommeren
Terry Ozan
Bruno Roger

Non-voting directors ("Censeurs")

Pierre Hessler
Geoff Unwin

Statutory Auditors

Coopers & Lybrand Audit, represented by Bernard Rascle
KPMG S.A., represented by Jean-Luc Decornoy and Frédéric Quélin.

CONTENTS

"The English language version of this annual report is a free translation from the original French version. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinions expressed therein, the original language version of the French document takes precedence over this translation".

FINANCIAL HIGHLIGHTS

(in millions of euros) (€)

		Consolidated financial statements				
		1998	1999	2000	2001	2002
OPERATING REVENUE		***3,955***	***4,310***	***6,931***	***8,416***	***7 047***
OPERATING EXPENSES		*(3,549)*	*(3,841)*	*(6,228)*	*(7,993)*	*(6,933)*
OPERATING INCOME	**Amount**	***406***	***469***	***703***	***423***	***114***
	%	***10.3%***	***10.9%***	***10.1%***	***5.0%***	***1.6%***
NET INCOME/(LOSS)		***188***	***266***	***431***	***152***	***(514)***
Total dividend (net)		58	78	149	50	(*) 0
NET MARGIN		***4.8%***	***6.2%***	***6.2%***	***1.8%***	***(7.3%)***
EARNINGS PER SHARE						
- Adjusted average number of shares		71,082,273	77,261,741	107,920,778	127,514,674	126,727,668
- Diluted earnings/(loss) per share (in euros)		2.65	3.44	3.99	1.20	(4.10)
NET CASH AND CASH EQUIVALENTS as of December 31		***577***	***508***	***849***	***698***	***465***
TOTAL NUMBER OF EMPLOYEES as of December 31		38,341	39,626	59,549	57,760	52,683

(*) Proposal subject to approval by the Shareholders' Meeting of May 7, 2003.

THE CAP GEMINI ERNST & YOUNG GROUP

The Cap Gemini Ernst & Young Group is one of the world leaders in management consulting and IT services.

With approximately 53,000 employees in 34 countries in Europe, North America and Asia-Pacific, the Group reported consolidated revenues of slightly more than € 7 billion in 2002.

I - BACKGROUND

Since its founding by Serge Kampf in Grenoble, France, in 1967, the Group has pursued both organic growth and acquisitions, allowing an international presence and a gradual development of a large range of value-added services, from management consulting to outsourcing, including systems integration and technical support.

Major acquisitions included the French company Sesa in 1987, which strengthened the Group's positions in its historical market; Hoskyns, acquired in the UK in 1990, gave the Group a significant foothold in the field of outsourced systems management; Volmac (the Netherlands, 1992) and Programator (Scandinavia, also 1992) acquisitions strengthened its presence in regions with strong development potential.

Management consulting reached a global scale in the early part of the 1990s with the purchase of the U.S.-based companies United Research (1990) and Mac Group (1991), as well as Gruber, Titze und Partners in Germany in 1993 and the Bossard Group in France on January 1, 1997.

The May 2000 acquisition of Ernst & Young's consulting businesses, specialized in IT services and management consulting, represented a turning point in the Group's development. It tripled the size of our operations in North America, the world's largest consulting and IT services market, and strengthened our position in Germany where Cap Gemini's presence had declined significantly following the disposal of our stake in Debis SystemHaus in August 1997.

The Cap Gemini Ernst & Young Group is now among the five main players in consulting and IT services worldwide, with a leading position in software package integration (enterprise management software, customer relationship management, supply chain management) that makes it a key partner for major technology manufacturers and software editors.

II - MARKET ENVIRONMENT

The Group operates in the management consulting and IT services market representing total worldwide revenues of over USD 500 billion (Gartner estimation). The market is currently highly fragmented but trending towards concentration. The ten major players represent less than 25% of the overall market, up from 13% a decade ago, with the leading player, IBM Global Services, accounting for approximately 6% in 2001.

Cap Gemini Ernst & Young ranks number five worldwide[1] (excluding Futjitsu, which does not have a comparable scope of operations) in consulting, systems integration, outsourcing and technical assistance. The Group strengthened its market positioning in 2002 for integrated management software, customer relationship management and supply chain management and is now ranked either first or second by the main software developers, depending on the geographical region concerned.

In Europe, the Group has captured the top slot[1] for consulting and systems integration, as well as for the application management segment of the outsourcing business, with a total market share of 17% (source: Cap Gemini Ernst & Young based on an IDC estimation of the European application management market).

Cap Gemini Ernst & Young is also one of the top ten players[1] in the North American market, where it holds a forefront position in the healthcare sector.

III - OVERVIEW OF GROUP ACTIVITIES

The Group offers its local and multinational clients a complete range of services, aligned in four main disciplines:

- Consulting (transformation and process)
- Technology (systems architecture/integration/infrastructure)
- Outsourcing (management of information systems and business processes)
- Local professional services (Sogeti).



Consulting

Consulting aims to improve the performance of client companies by transforming their business processes, integrating new technology, and redefining major functions or processes within the organization. This business calls for both far-reaching professional expertise and in-depth knowledge of strategic planning and process optimization.

Consulting accounted for 25% of Group revenues in 2002, and covers the following areas:

- Transformation and change management,
- Customer relationship management (CRM),
- Supply chain management,
- Management of financial and accounting functions,
- Human resources management.

Technology

Services with high-technology content represent a vital adjunct to the implementation of change within client companies. These services tie in closely with consulting, as information systems transformation or upgrades are highly dependant on clients' organizational choices within the company.

This "Technology" discipline accounted for 42% of 2002 Group revenues. It includes:

- Designing information systems architecture,
- Integrating systems and developing applications,
- Managing and optimizing systems, networks and data.

Outsourcing

Cap Gemini Ernst & Young has developed a range of services responding to clients' wishes to concentrate on their core business, reduce costs related to the operation and maintenance of their existing IT systems and, in some cases, to transform their systems (transformational outsourcing).

This type of activity may involve taking full management responsibility for all or part of a client's IT department, in the form of Applications Management (AM) services, Distributed Computing Services (DCS), or Central Computing Services (CCS).

This activity generated 27% of Group 2002 revenues and covers the following services:

- Applications Management, in which the Group is a European leader;
- Infrastructure management and network outsourcing;
- Business Process Outsourcing, which allows the client to outsource major support functions such as accounting or procurement.

Local Professional Services (Sogeti)

These local technical assistance services are designed to help IT departments of client companies by making top-flight specialists available to meet the following needs:

- Development of specific software,
- Applications Management at client sites,
- Hardware and network management.

Beginning on January 1, 2002, Local Professional Services were brought together within entities operating under the "Sogeti" brand.

The Group's 2002 business mix is as follows:


Local Professional Services
Consulting
Outsourcing
25%
27%
42%
Technology

IV - THE GROUP'S GLOBAL ORGANIZATION AND MAIN SUBSIDIARIES

The Group is established in 34 countries, with four major regions or countries generating 80% of its total revenues: North America accounted for 32% of revenues in 2002, followed by France, the Group's historic market with 18%, the United Kingdom with 17%, and the Benelux countries with 13%.

The Group's operations are conducted through 134 consolidated subsidiaries, whose list is provided in note 28 to the consolidated financial statements (pages 53 to 55). These subsidiaries are brought together into eight operational "geographies." The graphic below illustrates their relative weights in 2001 and 2002.

As of December 31, 2002, following the buyout in 2002 of the last minority shareholders in its Dutch subsidiary Cap Gemini NV, the parent company Cap Gemini S.A. wholly owned its main subsidiaries, except for Cap Gemini Telecom, in which it holds 95.1% (with the remaining 4.9% owned by Cisco).



2001
2002
34%
32%
17%
17%
7%
7%
12%
13%
6%
6%
16%
18%
5%
5%
3%
2%
North America
United Kingdom/ Ireland
Nordic countries
Benelux
Germany and Central Europe
France
Southern Europe
Asia-Pacific

In addition to these operating subsidiaries, Cap Gemini S.A. wholly owns:

- two real-estate companies, one of which owns the Group's corporate headquarters on Place de l'Etoile in Paris and the other which owns the site of the Group's former university campus in Behoust, west of Paris,
- one limited liability company, which owns the Group's new international training facility in Gouvieux, 40km north of Paris, which opened in early 2003.

The Board of Directors of Cap Gemini S.A., the parent company, determines the overall strategies for the Group and oversees their implementation. In its role as a shareholder, Cap Gemini S.A. contributes to the financing of its subsidiaries either in the form of equity or by providing loans or guarantees. Finally, the parent company allows its subsidiaries to use its brands and methodologies (including "Deliver"), for which it receives royalties which amounted to € 159 million in 2002 and € 180 million in 2001.

Simplified legal structure



CAP GEMINI S.A.
North America
100%
Cap Gemini North America Inc.
Cap Gemini Ernst & Young U.S. LLC
Cap Gemini Ernst & Young Canada Inc.
Cap Gemini Ernst & Young Mexico S.de R.L. de C.V.
Sogeti USA LLC
Cap Gemini Telecom Media & Networks US Inc (1)
United Kingdom/Ireland
100%
CGS Holdings Ltd. (UK)
Cap Gemini Ernst & Young UK Plc
Cap Gemini Ernst & Young Ireland
Nordics countries
100%
Cap Gemini Ernst & Young AB
100%
Sogeti Sverige AB
Cap Gemini Ernst & Young Sverige AB
Cap Gemini Danmark AS
Cap Gemini Ernst & Young Norge AS
Cap Gemini Ernst & Young Finland Oy
Benelux
100%
Cap Gemini NV
Cap Gemini Ernst & Young Nederland B.V.
Cap Gemini Ernst & Young Belgium NV/SA
Cap Gemini Ernst & Young Luxembourg SA
Sogeti Nederland B.V.
Germany and Central Europe
100%
Cap Gemini Ernst & Young Deutschland Holding GmbH
100%
Cap Gemini Ernst & Young Suisse S.A.
100%
Cap Gemini Ernst & Young Osterreich A.G.
100%
Cap Gemini Ernst & Young Polska S.P.z.o.o.
France
100%
Cap Gemini Ernst & Young France SAS
100%
Sogeti France SAS
Southern Europe
100%
Cap Gemini Ernst & Young Italia SpA
100%
Cap Gemini Ernst & Young España SLU
100%
Cap Gemini Ernst & Young Portugal S.A.
Asia-Pacific
100%
Cap Gemini Asia Pacific Ltd
Singapore
China
Malaysia
Taiwan
100%
Cap Gemini Ernst & Young Australia Pty Ltd
100%
Cap Gemini Ernst & Young Japan K.K. (2)
100%
Cap Gemini Ernst & Young Consulting India Pvt Ltd (2)
Telecommunication
95%
Cap Gemini Telecom SAS
Operating subsidiaries in 15 countries
Cisco
5%

V - THE GROUP'S CLIENTS

To develop service offerings with high added value, the Group needs thorough knowledge of its clients' business. That is why its engagement teams are staffed with top experts in the relevant fields.

The Group's operations in 2001 and 2002 broke down into the following industry lines:


2002
2001
Manufacturing, Retail & Distrib.
Energy, Utilities & Chemicals
Financial Services
Public Services
Telecom & Media
Life Sciences
23%
16%
15%
26%
13%
7%
0
5
10
15
20
25
30

The key highlights by industry in 2002 were as follows:

Manufacturing, Retail & Distribution (MRD)
In the **Automotive** industry, building on its award as 2001 Auto Consultancy of the Year by the Institute of Transport Management (ITM), the Group serves thirteen of the world's largest automotive vehicle manufacturers and many of the largest automotive suppliers. Major clients in this industry include General Motors, Ford, DaimlerChrysler, Nissan, Toyota, BMW, Renault, Mitsubishi, PSA, VW/Audi, Honda, Fiat and Visteon.

In 2002, the **High Technology** industry practice served major accounts, including Hewlett-Packard, IBM, Philips, Sony, Nokia, Ericsson and General Electric – which awarded us certification as a GE Global Development Center.

In **Consumer Products and Retail,** the Group worked with key clients such as Carrefour, The Coca-Cola Company, Marks & Spencer, Tesco and Unilever. Together with Intel and Cisco Systems, the Group developed Extended Retail Solutions (ERS), a joint initiative that provides retailers with an adaptive open-standards-based approach to help improve customer satisfaction and leverage new technology, while reducing costs and increasing flexibility.

The Group's **Distribution** practice has developed successful offerings such as Supply Chain Management, Transportation and Warehouse Management, and worked with nine out of ten of the world's leading logistics providers such as Deutsche Post World Net, Exel, FedEx and TPG.

Energy, Utilities & Chemicals
The Group's offerings in this sector address the needs of both oil and gas companies and the electricity, gas or water utilities which are unbundling their value chains to comply with deregulation.

During 2002, key projects were carried out for several major clients worldwide. Among them EDF, EON and TotalFinaElf in Europe, Shell and Hydro Quebec in North America, BHP in Australia.

Financial Services
In this sector, Cap Gemini Ernst & Young is working with more than half of the 50 top financial institutions worldwide.

At Merrill Lynch, for example, our team has been supporting the upgrade of workstations used by the vast global network of financial advisors. And in a deal that brings together teams from France, India and Japan, Cap Gemini Ernst & Young has signed its first off shore Application Development deal with AXA Direct Japan.

Public Services
Governments and government agencies will soon have to change the way they provide public services. Increasing demand, combined with decreasing budgets, will lead to serious reforms. To succeed, they will put the public at the heart of the process, thinking and organizing differently. The public sector is beginning to make up for its delay in the use of information technology. Government agencies are looking for solutions beyond their borders, solutions they can reuse in their own countries despite cultural and regulatory differences.

In this context, Cap Gemini Ernst & Young is providing new impetus to its public services business in areas such as health, employment, social security, education, tax collection, homeland security, and defense.

Among Cap Gemini Ernst & Young's recent public sector references are the British Home Office; the Federal Government of Germany; the French Finance Ministry; the French Arms Agency; NATO; the Dutch Ministry of Education, Culture and Science; and several U.S. healthcare providers.

Telecom & Media

In 2002, drawing on the skills and resources of its strong workforce and extensive partnership network, the Group's Telecom & Media global industry practice continued to deliver innovative solutions to the industry's leading players, helping them to grow and operate profitably in low growth and highly competitive markets. Recent clients include Deutsche Telekom, Nextel, Comcast, France Telecom, O2, AOL TimeWarner, BSkyB and Cegetel.

Life Sciences

The Group's Life Sciences practice has worked with 17 of the 20 top pharmaceutical companies worldwide including Pfizer, GlaxoSmithKline, Johnson & Johnson, Lilly, and Syngenta. The practice is a leader in CRM Siebel implementation and excels in marketing and sales effectiveness. The pratice has also developed sector-specific solutions in the areas of clinical excellence, pharmaceutical supply chain transformation, regulatory compliance, post-merger integration and applications management.

At the same time, an ongoing research collaboration with the INSEAD Business School and close relationships with technology partners help the Group maintain a highly contemporary perspective in all client work.

No client represents over 1.6% of consolidated revenues and the Group's 10 major clients combined represent less than 11%.

VI - THE GROUP AND ITS EMPLOYEES

In 2002, the Group's human resources efforts focused on continued development of skill-sets and bolstering leadership capabilities among its managers of legal entities, programs or accounts.

Employees were helped to bring their capabilities up to date in line with market needs through training, redeployment towards new skills and personal development. This ongoing human resources drive was particularly intensified in 2002 to respond to changes in client requirements. A substantial number of employees obtained technological certification, either through third-party programs created by our partners or through in-house validation.

The management and career development of high-potential employees was considerably strengthened. Several new initiatives launched in 2002 will be rolled out to a broader target group in 2003, particularly the "Leaders of Tomorrow" program which aims to groom the next generation of leaders for increasing responsibility within the Group. These programs are implemented at the new Cap Gemini Ernst & Young University, located in Gouvieux near Paris's Roissy Charles de Gaulle airport. This center, which opened its doors on January 1, 2003, represents a powerful tool for supporting Group strategy through effective training.

Group entities are responsible for managing the basic aspects of their staff's career development, with added assistance from communities that are organized by business line. Each year, employees receive an appraisal of their career path to date, with recommendations concerning the training they need.

Particular effort was placed on internal communications to all employees through an intranet newsletter called Talent.

The activity rate in 2002 stood at 71.2%, representing the ratio of time charged by employees for work on projects to total time worked and paid.

As of December 31, 2002, the Group had 52,683 employees, with the following breakdown by region:



Asia-Pacific
3%
Southern Europe
9%
North America
18%
France
25%
14%
United Kingdom/Ireland
8%
17%
Nordic Countries
Germany and
Central Europe
Benelux

Over the past 8 years, the number of Group employees has changed as follows:

Year	Average number of employees	Number of employees as of December 31
1995	20,477	22,079
1996	23,934	25,950
1997	28,059	31,094
1998	34,606	38,341
1999	39,210	39,626
2000	50,249	59,549
2001	59,906	57,760
2002	54,882	52,683

VII - THE GROUP'S INVESTMENT POLICY

Since its acquisition of Ernst & Young's Consulting operations, the Group believes that it has reached sufficient critical mass to be able to operate successfully in its various businesses, regions and market segments.

Nevertheless, Germany and the Asia-Pacific region are two key markets for IT services in which the Group could still strengthen its presence. More generally, the Group may decide to set up partnerships, with or without financial ties, to strengthen its geographical coverage or speed up the implementation of its development strategy in specific market segments.

The Group is also stepping up its efforts to standardize or "industrialize" an ever-increasing share of its production of services.

Regarding outsourcing, the weight of which is expected to continue to grow within the Group's operations, the priority is to boost productivity particularly for infrastructure management. Toward this end, a program has been launched to rationalize the Group's data centers network: as a result, computing capabilities should be consolidated on a continental basis, with increasing automation of tasks.

For consulting and systems integration operations, the emphasis is being placed on more systematic and coordinated use of the worldwide network of applications development centers, several of which are located in areas where labor costs are lower. In particular, the Group is planning to more than double its production capacity in India in 2003 (up from the current level of 600 employees) and to strengthen them in certain European countries such as Spain and Poland.

Lastly, the new international training center known as Cap Gemini Ernst & Young University opened on schedule at the beginning of 2003. Its construction cost had initially been estimated at € 100 million but finally came to € 96 million.

The major investments carried out in 2000, 2001 and 2002 are listed in note 2 a), b), c) and notes 11, 12 and 13 to the consolidated financial statements.

VIII - RISK

A - Market risks

1) Credit risks

The Group's short and medium-term assets, which could potentially give rise to a concentration of credit risk, consist of short-term investments and trade receivables. The short-term investments mainly comprise marketable securities managed by leading financial institutions as well as negotiable debt instruments issued by financial companies or institutions with a high rating from a recognized rating agency. There is therefore no significant risk on these short-term investments. Concerning trade receivables, Group clients are not concentrated within any single geographic area or business sector.

The businesses of Group clients may be affected by changes in the economic environment, with a resulting impact on the amounts receivable from these companies, but the Group considers that no single client, business segment or geographic area represents a material credit risk.

2) Liquidity risks

The Group has a positive net cash position and is therefore not exposed to liquidity risk. The main characteristics of the Group's medium- and long-term financing is provided in note 17 to the consolidated financial statements

3) Interest rate and currency risks

Financial instruments are used to hedge certain risks arising in the normal course of business. All hedging positions relate to existing assets or liabilities and/or business or financial transactions.

Hedging contracts are set up with leading financial institutions and the Group therefore considers that the related counterparty risk is not material. All currency and interest-rate positions are taken using instruments quoted on organized markets or over-the-counter, for which counterparty risks are minimal. These instruments consist mainly of forward interest-rate and currency swaps. Gains and losses on hedging instruments are recognized on a symmetrical basis with the loss or gain on the hedged items. The fair value of financial instruments is estimated based on market prices or data supplied by banks.

Detailed data are given in Note 20 to the consolidated financial statements.

4) Financing policy

For financing purposes, the Group can draw on credit lines, in particular a € 600 million multi-currency facility from a banking syndicate signed on July 31, 2001 for a period of 5 years, which so far has been used as a back-up to a € 550 million commercial paper program.

As of December 31, 2002, none of these facilities had been used.

The only draw downs were local lines of credit and overdrafts covering short-term and medium-term operational needs. As of December 31, 2002, 62% of these borrowings, including obligations under operating leases and capital leases, were at variable rates and 38% at fixed rates.

The Group finances some of its buildings under capital leases.

5) Equity risks

The Group has no significant exposure to equity risk.

B - Legal risks

The Group is not subject to any specific regulations and does not require any legal, regulatory or administrative authorizations to carry out its operations.

C - Risks related to operations

The services provided by the Group expose it to general or professional liability. To control this risk, signoff and verification procedures have been put in place from the start of the engagement to final delivery to the client. Each project is fully described in an agreement, the terms of which are reviewed and approved by the Legal Departments. The Group has developed best practices and brought them together under the heading of the Deliver methodology, an ISO 9001-certified process that is applied to all projects.

The Group's operating sites are spread across several countries, and in most nations there are several different sites. A large part of the services are provided at client sites, further adding to geographical dispersion of risks, particularly of business interruption that could result from damages to a production site. The Group's largest outsourced systems management site, which is obviously covered by an emergency recovery plan, accounts for less than 2% of the Group's total revenues. Insurance coverage for direct losses and business interruption is managed at the local level, according to the nature of operations and the risks involved.

D - Insurance

- General and professional liability

Cap Gemini SA as well as all subsidiaries and any companies at least 50%-owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The coverage has been taken out with several different insurance companies as part of a worldwide program. The terms and conditions of the program, including coverage ceilings, are reviewed and adjusted periodically in order to take into account any changes in the Group's revenues, businesses and risks.

Part of this program for € 35 million, is organized through a captive arrangement that includes reinsurance coverage.

- **Property damage and business interruption**

Coverage for property damage and business interruption is managed at the local level, according to the value of the property, the nature of operations in each business site and the risks involved.

- **Other risks**

Other types of coverage, such as fraud and malice or employees' vehicles and travel, are taken out on a country by country basis in accordance with local practice and regulations, based on the applicable risk exposure.

Coverage for some types of risk, in particular terrorism, has been excluded from standard insurance policies. To date, the Group has not felt the need to take out specific coverage for such risks, except in cases where such coverage is mandatory and available.

IX - CAP GEMINI AND THE STOCK EXCHANGE

As of December 31, 2002, the share capital of Cap Gemini S.A. was made up of 125,479,105 shares, an increase of 234,849 shares compared to 2001. A total of 472,201 shares were issued during the year on exercise of stock options by Group employees and 237,352 shares were cancelled after being returned to the Company in accordance with the agreements entered into between Cap Gemini and Ernst & Young on the acquisition of the Ernst & Young consulting businesses, and with the sixth resolution of the May 23, 2000 General Shareholders' Meeting. The Company's shares are quoted on the First Market of the Paris Bourse under the EUROCLEAR code 12533.

During the year, the proportion of total shareholders' equity held by certain Group managers and the public (mainly institutional investors) remained unchanged at 83.2%.

Cap Gemini shares are included in the CAC40, Euronext 100 and Dow Jones STOXX and Dow Jones Euro STOXX indices. They were temporarily removed from the CAC40 index between November 17, 1993 and February 13, 1998. The share price on the First Market of the Paris Bourse started the year at € 81.00 and ended the year at € 21.78.

Average daily trading volume in Cap Gemini shares, in value, represented around 2.1% of total trading volume on the Paris market in 2002.

OWNERSHIP STRUCTURE
AS OF DECEMBER 31, 2002



Wendel Investissement (1)
S. Kampf
Public (2)
11.1%
5.7%
83.2%
CAP GEMINI S.A.
Operating companies

(1) Including the Cap Gemini S.A. shares sold to BNP Paribas Arbitrage (3.6% of the Company's capital) which may be bought back at the sole discretion of Wendel Investissement. In accordance with disclosure threshold legislation set out in para. 4 of article L.233-9 of the Commercial Code, these shares must be accounted for as if Wendel Investissement still owned them.

(2) Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young consulting businesses.

MARKET CAPITALIZATION FROM JANUARY 1, 2001 TO MARCH 31, 2003

(in billions of euros)



30
25
20
15
10
5
0
2001
2002
2003

Source : Euronext.

SHARE PERFORMANCE FROM JANUARY 1, 2001 TO MARCH 31, 2003

(in euros)



Cap Gemini
CAC 40 Index
250
200
150
100
50
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2001
2002
2003

Source : Reuters.

MONTHLY TRADING VOLUME FROM JANUARY 2001 TO MARCH 2003

(in millions of shares - including trading in Amsterdam)



80
70
60
50
40
30
20
10
0
J F M A M J J A S O N D J F M A M J J A S O N D J F M
2001
2002
2003

Source : Euronext.

SHARE PRICE AND TRADING VOLUME

The following table presents an analysis of trading in the Company's shares over the last 24 months:

Month	Number of trading days	Share price (in euros)			Trading volume		
					Number of shares		Value
		High	Average	Low	total	Average *(daily)*	*(millions of euros)*
April 01	19	164.80	135.32	109.70	17,792,543	936,450	2,395.0
May 01	22	166.70	140.98	129.10	19,396,909	881,678	2,736.2
June 01	20	143.40	116.64	77.40	25,334,525	1,266,726	2,671.9
July 01	22	86.90	77.53	68.00	17,210,624	782,301	1,362.4
August 01	23	88.30	77.84	69.60	13,566,487	589,847	1,074.2
September 01	20	71.10	59.9	49.00	19,866,639	993,332	1,196.9
October 01	23	70.40	60.65	49.70	29,803,388	1,295,799	1,800.8
November 01	22	82.90	71.87	61.10	24,217,567	1,100,799	1,759.8
December 01	18	92.50	80.44	69.60	19,160,183	1,064,455	1,545.5
January 02	22	90.70	81.61	75.45	20,634,169	937,917	1,695.4
February 02	20	82.55	76.67	70.40	23,942,177	1,197,109	1,814.8
March 02	20	89.25	83.99	75.25	22,280,715	1,114,036	1,893.2
April 02	21	84.00	73.46	61.90	26,922,863	1,282,041	1,940.5
May 02	22	64.80	58.55	51.40	23,547,876	1,070,358	1,388.7
June 02	20	53.50	47.13	40.15	32,026,793	1,601,340	1,488.3
July 02	23	42.02	35.58	29.30	34,798,941	1,512,998	1,240.2
August 02	22	36.50	31.43	27.36	23,157,859	1,052,630	749.4
September 02	21	30.94	23.99	15.10	31,601,084	1,504,814	772.7
October 02	23	26.25	18.87	12.85	70,946,117	3,084,614	1,394.9
November 02	21	32.81	26.77	22.78	32,302,064	1,538,194	870.1
December 02	20	33.27	25.03	21.15	28,491,455	1,424,573	741.0
January 03	22	27.20	24.92	21.75	34,243,579	1,556,526	847.6
February 03	20	25.98	22.92	19.15	36,974,146	1,848,707	850.4
March 03	21	27.69	24.62	21.10	48,397,484	2,304,642	1,262.1

Source : Euronext.

DIVIDENDS PAID BY CAP GEMINI

Year ended December 31	Total dividend In millions	% of net income	Number of shares	Dividend per share	"Avoir fiscal" tax credit	Total payout
1997	MFF 214	28%	61,198,877	FRF 3.50	FRF 1.75	FRF 5.25
1998	MFF 380	31%	69,130,658	FRF 5.50	FRF 2.75	FRF 8.25
1999	M€ 78	29%	77,945,108	€ 1	€ 0.50	€ 1.50
2000	M€ 149	35%	124,305,544	€ 1.20	€ 0.60	€ 1.80
2001	M€ 50	33%	125,244,256	€ 0.40	(a) € 0.20	(b) € 0.60

The Board of Directors recommends that no dividend be paid for 2002.

(a) and (b): Under the terms of the 2002 Finance Act, the "avoir fiscal" tax credit has been kept at 50% of the net dividend in the case of individual shareholders and corporate shareholders qualifying for the affiliation privilege provided for in article 145 of the General Tax Code, but has been reduced to 15% for all other corporate shareholders that use the tax credit after January 1, 2002.

MANAGEMENT REPORT PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING OF MAY 7, 2003

1- GENERAL COMMENTS

Market analysts have justifiably described 2002 as one of the most difficult years ever witnessed by the IT services industry and the IT sector as a whole. The recovery initially forecast by most market watchers for the second half of 2002 did not materialize and demand is not expected to pick up for at least another year. Although some experts now say that the worst is behind us, visibility still remains low.

The Group's business was significantly affected by lackluster demand in 2002. Our clients continued to cut back on IT budgets, favoring debt reduction over investment due to the downturn in financial markets. Purchasing behavior also evolved, with clients expecting an immediate return on their investments and generally entering into lower-volume shorter-term contracts with the exception of certain major outsourcing engagements. This has led to production over capacity favoring price pressure and increasing competition in the most competitive segments of our market – often from players operating in countries with low labor costs.

In addition to this, we do not foresee in the short term any major technological innovation that could significantly boost demand, as opposed to over the last two decades with client servers, integrated management software and the Internet.

In this context, Group management decided to launch in June 2002 a 3-year strategic plan named LEAP focusing on four key streams: motivating people (Leadership), stepping up sales and marketing (Expansion), simplifying operating structures (Alignment) and increasing productivity (Portfolio & Productivity Management).

Through the LEAP program, the Group is pursuing two main objectives: to progressively deliver a satisfactory operating margin by streamlining its cost structure, and to set up a more flexible, more responsive and more competitive business organization, both in terms of sales efficiency and delivery capacity.

The program has swiftly proved successful with operating margin rising from 0.3% in the first half 2002 to 3.1% in the second half. The Group expects to reap the full benefits of LEAP through 2003 and 2004.

Although performance measurements are still mainly based on the geographic entities, from January 1, 2003 the organization and management of the Group's operations will focus on its four main business lines, or "disciplines": Consulting, Technology, Outsourcing and Local Professional Services (Sogeti).

This new organization, which better fits the varying demands from different contacts within the same client companies, improves market coverage by opening up direct sales channels for the Technology and Outsourcing Divisions, building on the Sogeti initiative launched in early 2002. Although the Group continues to combine its broad range of expertise for its sales approach and services provided to clients, this is not necessarily the case for organizational purposes. Indeed the Group's four disciplines operate according to different business models, with different billing and utilization rates, management structure and different operating cost structures. The new organization based on differentiated operating models is intended to provide the Group management with a clearer understanding of operations, as well as facilitating the optimization of the cost structure while enhancing the Group's responsiveness to a changing environment.

The implementation of this new organization entails a leaner operational structure as a result of the reduction of non-directly billable positions. The Group has also introduced measures aimed at reducing non-people related operating expenses, particularly through procurement centralization, rationalization of support functions and office space.

From September 2002, sales initiatives were launched across all of the Group's businesses to focus efforts on the most dynamic market segments. As an example, the Technology discipline specific sales channel was opened with the launch of a new offering called Technology Direct, specifically designed to meet the needs of IT departments, including system architecture, enterprise applications integration and security issues.

Another key stream of the LEAP program is about industrialization of the Group, or services delivery. Indeed, a more systematic and better coordinated use of the existing network of development centers across the world – some of which are based in areas with low labor costs-should translate into significant productivity gains and improved competitiveness for the Group. Productivity gains in Outsourcing – and particularly Infrastructure Management – will be achieved through the rationalization of the existing data centers capabilities; computing capacity will be consolidated on a regional basis, an increasing number of tasks will be automated and part of the delivery will be relocated to lower cost countries.

The disappointing financial performance reported by the Group for what was a difficult year in 2002 should not overshadow the progress made on the sales and marketing front, particularly in terms of market positioning.

The Group continued to refocus both its business and client mix throughout the year. Outsourcing now represents 27% of consolidated revenues, compared with 21% in 2001 and 17% in 2000, leading to a higher level of recurring revenues which in turn provides improved visibility. In the systems integration segment, the Group significantly strengthened its leadership position as software package integrator in 2002 (enterprise resource planning, customer relationship management, supply chain management, etc.).

The Group also strongly rebalanced its client portfolio with an increased contribution by Public Services and Life Sciences. Public Services as a whole accounted for 26% of consolidated revenues in 2002 compared with 16% in 2001 and 14% in 2000. Life Sciences contributed 7% in 2002, up from 6% in 2001 and 4% in 2000 – particularly visible in the US where the Group is a market leader in the healthcare sector. The Group is now less exposed to the Telecommunications sector – which represented 13% of total revenues in 2002 versus 18% in 2001 – and to the Financial Services sector, whose contribution eased back to 15% of total revenues in 2002 from 17% a year earlier. These two sectors' combined contribution to Group revenues has contracted from 37% in 2000 to 28% in 2002.

2 - COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CAP GEMINI ERNST & YOUNG GROUP

2.1 Consolidated statement of operations

Operating revenue amounted to € 7,047 million in 2002 (€ 3,733 million in the first half and € 3,314 million in the second half), down 13.9% on a like-for-like basis. On the basis of published figures the decrease was 16.3%, primarily due to the steady weakening of the US dollar and pound sterling over the year. The breakdown of operating revenue by geographic area, provided in note 25 to the consolidated financial statements, shows that full-year operating revenue declined across the board with contractions of 35% in the Asia-Pacific region, 25% for Southern Europe, 11% for the Benelux countries and 9% for France.

Half-yearly performances were contrasted. In North America and the United Kingdom, downward price pressure started to level off during the second half and the contraction in revenues (excluding the impact of exchange rates and perimeter changes) was less marked in the second half of the year. Conversely, the Group experienced a slowdown of its business in continental Europe from summer onwards, particularly in France, Central Europe and the Nordic countries.

The breakdown of revenues by business line shows that Outsourcing increased by 13% over the year to represent 27% of the Group's revenue in 2002 versus 21% in 2001. Based on the new business organization, Consulting – which now includes Customer Relationship Management, Supply Chain and People Relationship Management – represents 25% of total revenues, Technology (i.e. systems integration) 42% and Local Professional Services (Sogeti) 6%.

The average number of Group employees fell by 5,024 in 2002, representing an 8.4% reduction compared with the 2001 figure (see note 24 to the consolidated financial statements). At December 31, 2002, the Group had 52,683 employees, a decrease of 5,077 people or 8.8% on the December 31, 2001 figure. This decrease in staff roughly represents a total of 11,000 people who left the Group (6,000 voluntary departures and 5,000 lay-offs) and 6,000 people who joined, of which 4,000 new hires with profiles more suited to the new requirements of the market and 2,000 client employees taken on under outsourcing contracts.

This headcount reduction, although significant, does not explain all of the downturn in revenues and other factors also came into play:
- some price pressure (approximately 2.7% between January 1 and December 31, 2002),
- a lower staff utilization rate than in 2001, although the second half figure at 73% was a considerable improvement on the first half under 70%,
- a significant change in the qualifications pyramid, with the top section more substantially affected by headcount reductions,
- and, as mentioned above, negative currency impact mainly due to the dollar and pound sterling.

Operating expenses amounted to € 6,933 million, down € 1,060 million or 13.3% on a year earlier.

The breakdown by type of costs shows that:
- payroll costs and travel expenses - which amounted to € 4,754 million and represented 68.6% of total operating expenses - were scaled back by €783 million or 14%, whereas average employee numbers only contracted by 8.4%. Beyond the currency impact, this significant reduction reflects the lower relative weighting of North America and the United Kingdom in total payroll costs, the streamlining of the Group's top management levels, and the larger proportion of employees working in outsourcing, where qualification levels tend to be lower than in the project and consulting practice;
- purchases and other external costs came to € 1,687 million, representing 24.3% of total operating expenses, down € 299 million or 15% compared with 2001;
- rental charges amounted to € 300 million, a 5.6% increase compared with 2001, reflecting the fact that some rental contracts were signed at the end of 2001, while the effects of the office space rationalization program launched in June 2002 will only start to be felt in 2003;
- lastly, depreciation and amortization expenses amounted to € 192 million in 2002 (2.8% of total operating expenses) versus € 186 million in 2001.

The analytical breakdown of operating expenses shows that the cost of services rendered was flat in 2002 versus 2001 at 67.3% of *revenues, whereas general, administrative and selling expenses increased from 27.7% of revenues in 2001 to represent 31.1% in 2002.* As these costs only went down by € 138 million or 5.9%, there is significant room for improvement for 2003 and beyond.

Operating income decreased from € 423 million in 2001 to € 114 million in 2002, representing 1.6% of revenues compared to 5% a year earlier. The full year margin combines a slight positive margin in the first half at 0.3% and a second half figure of 3.1% boosted by the impact of the various restructuring measures implemented earlier in the year. The € 114 million total operating income figure reflects:

- total operating income of € 174 million reported by France (€ 85 million), the Benelux countries (€ 47 million) and the United States (€ 42 million),
- a € 60 million total operating loss reported in the five other geographic areas: the United Kingdom (€ 24 million), Southern Europe (€ 15 million), Asia-Pacific (€ 12 million), the Nordic countries (€ 6 million) and Central Europe (€ 3 million).

Other revenues and expenses represented a net expense of € 401 million in 2002 versus € 139 million for the year-earlier period. This item breaks down as follows:

- € 463 million in restructuring costs, representing € 359 million for the staff cutbacks carried out mainly in the United States and the United Kingdom and € 104 million in costs relating to the closure or transformation of unsuitable or surplus premises;
- the € 102 million positive impact of discounting deferred tax assets (see "income tax" below);
- the remaining € 40 million includes an € 11 million loss on a financial receivable and the exceptional write-down of a building in Behoust (€ 10 million) which was hosting the Group's University before the new site was opened in Gouvieux at the beginning of 2003.

Income tax for the year amounted to € 108 million, on a par with the year-earlier figure, despite the fact that the Group made a pre-tax loss of € 288 million in 2002 versus income of € 290 million in 2001. This reflects:

- the impact of an additional € 377 million set aside in the provision recorded in relation to the long-term deferred tax asset recognized at the time of the acquisition of the Ernst & Young consulting businesses in North America, which stood at € 762 million at December 31, 2001. The provision has been cautiously adjusted to reflect changes in earnings assumptions for the Group's North American operations for the next fifteen years. In addition, a € 50 million provision was recorded against deferred tax assets recognized in relation to tax loss carryforwards booked before the Ernst & Young transaction.

- a tax benefit of € 387 million recognized in relation to French tax losses, primarily due to a net short-term capital loss of € 2 billion generated in 2002 on the reorganization of the Group's North American operations. A provision was recorded for this amount in the statutory books at December 31, 2001, but was not deducted from income taxable at the full corporate tax rate.

The impact of this capital loss in 2002 was as follows:

- part was set off against the 2002 taxable income of the operating companies part of the French tax group, thus neutralizing € 62 *million in taxes;*
- part of the balance was carried back against prior years' taxable income of the French tax group, generating a carryback tax credit of € 96 million,
- a deferred tax asset was recognized for the remaining balance which, taking a conservative stance, was limited to € 229 million.

- the net effect of recognizing deferred tax assets on tax loss carry-forwards of some Group subsidiaries and of writing down deferred tax assets recognized in prior years in certain countries.

Amortization of goodwill and write-down of market shares totaled € 123 million in 2002, versus € 31 million in 2001. The 2002 figure includes an €81 million exceptional write-down of the value attributed to the market share of the Group's Telecoms operations in the United States, which was already recorded in the first half 2002 financial statements. The Group reviewed its intangible assets at December 31, 2002 and determined their estimated value based on market value and fair value to the Group (value in use), calculated using the discounted cash flows method.

After taking into account the Group's equity in the results of affiliates and minority interests, **the Group ended the year** with a net loss of € 514 million, as opposed to net income of € 152 million in 2001.

2.2 Consolidated balance sheet

At December 31, 2002, consolidated shareholders' equity including minority interests stood at € 3,534 million. The € 808 million decrease compared with the December 31, 2001 figure was primarily due to:

- € 514 million consolidated net loss for the year,
- € 238 million in negative translation adjustments, primarily due to the US dollar and the pound sterling losing ground against the euro,
- payment of the Cap Gemini S.A. 2001 dividend in an amount of € 50 million,
- share issues amounting to € 12 million, on exercise of employee stock options,
- cancellation of shares returned to Cap Gemini S.A. by former Ernst & Young partners who became Group employees following the acquisition of the Ernst & Young Consulting businesses in May 2000 and who left the Group in 2002, leading to a net reduction in shareholders' equity of € 7 million.
- a € 10 million reduction in minority interests.

At € 3,534 million, consolidated shareholders' equity at December 31, 2002 exceeded market capitalization at that date, which amounted to € 2,733 million, based on 125,479,105 shares. Group management considers that no accounting impact should be recognized as a result of this discrepancy, given that the stock price has fluctuated significantly over the last few years, reflecting not only the Group's performance but also general financial market conditions, and in particular increased volatility. In 2002, average market capitalization amounted to € 6,094 million based on 125,420,369 shares and an average price of € 48.59.

The € 360 million decrease in non-current assets compared with December 31, 2001 stemmed mainly from:

- the € 84 million exceptional write-down of market shares, primarily for the Group's Telecoms operations in the United States,
- the recognition of € 26 million worth of goodwill arising mainly on the acquisition of 49% of New Horizons and part of Werklinq's business
- net additions to property, plant and equipment and intangible assets for € 234 million, mainly in the United States (€ 71 million), France (€ 57 million), the Benelux countries (€ 62 million) and the United Kingdom (€ 23 million).
- depreciation and amortization for the year of € 240 million, including € 201 million relating to property, plant and equipment and intangible assets and € 39 million in goodwill amortization,
- decrease in long term deferred tax assets (€ 66 million), resulting in particular from the write-down of deferred tax assets recognized in the United States on the acquisition of Ernst & Young's North American Consulting businesses, partially offset by the recognition in France of a deferred tax asset relating to the reorganization of the Group's North American operations in 2002,
- net negative translation adjustments in an amount of € 230 million arising on conversion of non-current assets in foreign currencies, including a € 111 million negative adjustment to long-term deferred tax assets.

Accounts and notes receivable amounted to € 1,664 million, including € 1,550 million in trade receivables, versus € 2,068 million at December 31, 2001, a decrease of € 518 million. At December 31, 2002, receivables represented 80 days' sales versus 90 days at the previous year-end.

Net cash and cash equivalents came to € 465 million at December 31, 2002, versus € 247 million at June 30, 2002 and € 698 million at December 31, 2001. The year-on-year change was mainly due to the following factors:

- € 71 million in cash provided by operating activities, mainly due to the significant reduction in trade receivables mentioned above,
- € 251 million in cash used by investing activities,
- dividend payments of € 50 million.

3 - COMMENTS ON THE CAP GEMINI S.A. FINANCIAL STATEMENTS

3.1 Statement of operations

The Company's **operating revenue** amounted to € 162 million compared with € 184 million in 2001, including royalties of € 159 million versus € 180 million, in line with Group revenue trends.

Operating income eased back to € 144 million, compared with € 166 million the previous year. The decrease reflects a contraction in royalties as operating costs remained stable at € 18 million.

The Company had **net interest expense** of € 4,629 million versus € 1,960 million in 2001. The 2002 total includes dividend income from subsidiaries of € 61 million versus € 89 million in 2001, and € 4,706 million in write-downs of investments in subsidiaries and affiliates, which has no impact on the consolidated financial statements. In order to reflect changes in valuations within the Company's sector as well as in market conditions, Cap Gemini S.A. carried out a review of the book value of all of its investments in subsidiaries and affiliates, determining an estimated value based on market value and fair value to the Group (value in use), calculated in the same way as in the consolidated accounts. Based on this review, the book value of these investments was reduced from € 11.2 billion to € 6.5 billion at December 31, 2002.

In 2002 the Company had **net other income** of € 258 million versus net other expense of € 16 million in 2001. The 2002 figure includes a € 223 million gain on an inter-company sale of shares in our Canadian subsidiary as part of the reorganization of our North American businesses, as well as revenue of € 19 million related to Cap Gemini S.A. shares returned by former Ernst & Young partners who became employees of the Group following the acquisition of Ernst & Young's Consulting businesses in 2000 and who left the Group during 2002. These amounts were partially offset by a € 10 million write-down of the Béhoust site, which was used as the premises for the Group's University until the end of 2002.

As the French tax group made a loss in 2002, the Company recognized a tax benefit of € 90 million, primarily representing the carry-back of 2002 losses against 2001 undistributed income of the tax group. The Company ended the year with a net loss of € 4,135 million.

3.2 Balance sheet

The Company's **shareholders' equity** decreased to € 7,222 million, from € 11,415 million a year earlier, including the impact of the above-mentioned write-down of the value of investments, net loss for the year and the payment of the 2001 dividend.

Debt totaled € 14 million versus € 6 million at December 31, 2001. Net cash and cash equivalents were on a par with December 31, 2001 at € 379 million.

Total assets came to € 7,354 million at December 31, 2002 compared with € 11,638 million at the previous year-end.

3.3 Appropriation of net loss

The Board of Directors recommends that the net loss for the year of € 4,135,354,729.35 along with the full amount of losses brought forward from the prior year - totaling € 1,671,424,787.73 - should be charged against additional paid-in capital, thus reducing additional paid-in capital from € 9,010,168,981.60 to € 3,203,389,464.52.

As the Company reported a net loss in 2002, the Board recommends that no dividend should be paid for the year. Pursuant to Article 243 bis of the French General Tax Code, shareholders are informed that 2001 dividends totaled € 50,097,702.40, representing a dividend per share of € 0.40 paid on 125,244,256 shares, that 2000 dividends totaled € 149,166,652.80, representing a dividend per share of € 1.20 paid on 124,305,544 shares, and that 1999 dividends totaled € 77,945,108, representing a dividend per share of € 1 paid on 77,945,108 shares.

3.4 Share capital and ownership structure

In 2002, the share capital was increased from € 1,001,954,048 to € 1,003,832,840 as a result of the following:

- issuance of 472,201 shares on exercise of stock options by Group employees,
- cancellation of 237,352 shares returned to the Company by individuals who became employees of the Cap Gemini Ernst & Young Group at the time of the May 23, 2000 acquisition of the Ernst & Young consulting business and subsequently left the Group.

Pursuant to Article L.233-13 of the Commercial Code, shareholders are informed that:

- as of December 31, 2002, Wendel Investissement (formerly called CGIP - Compagnie Générale d'Industrie et de Participations) held over 5% of the Company's capital and voting rights, directly or indirectly. As the Cap Gemini S.A. shares sold by Wendel Investissement to BNP Paribas Arbitrage during the year may be bought back at the sole discretion of Wendel Investissement, in accordance with disclosure threshold legislation (article L.233-9 para. 4 of the Commercial Code), Wendel Investissement must account for the shares as if it still owned them. Therefore, in accordance with the said legislation, the Wendel Investissement Group holds over 10% of Cap Gemini's share capital;
- as of December 31, 2002, Serge Kampf held over 5% of the Company's capital and voting rights;
- as of December 31, 2002 JP Morgan Chase Investor Services and State Street Bank and Trust Company both held over 5% of the Company's capital and voting rights on behalf of their clients, in their capacity as registered intermediaries as defined in the last paragraph of article L. 233-7 of the Commercial Code;
- during the year, JP Morgan Chase Investor Services crossed the 5% disclosure threshold three times by decreasing its interest in the Company's capital and voting rights and three times by increasing its interest. State Street Bank and Trust Company crossed this threshold twice by increasing and once by decreasing its interest.

3.5 Stock options

The Extraordinary Shareholders' Meeting of May 23, 2000 authorized the Board of Directors to grant stock options to certain employees of the Company and its French and foreign subsidiaries. The authorization was given for a period of five years commencing May 23, 2000 and the number of shares to be subscribed on exercise of the options was limited to 12 million. The Board of Directors used this authorization to set up the Fifth Stock Option Plan.

During 2002, the Board of Directors used this authorization to grant options on 2,451,000 shares to 604 employees. The option exercise price was set at € 24, representing the average of the prices quoted for the Company's shares over the 20 trading days preceding the date of grant.

In the event of an authorized tender offer to acquire the Company's shares published by Euronext, option holders would be entitled to exercise all their options immediately – or all of their remaining unexercised options – without waiting for the ending date of the vesting period specified at the time of grant.

During 2002, 218,095 shares were subscribed on exercise of options granted under the Third Plan and 254,106 under the Fourth Plan, bringing the total for the year to 472,201 shares, corresponding to the equivalent of 0.4% of the Company's capital at December 31, 2002. No further shares could be subscribed under the First and Second Plans, for which the exercise periods expired on November 1, 1995 and April 1, 1999 respectively.

3.6 Authorization to buy back the Company's shares (*)

The Ordinary Shareholders' Meeting of April 25, 2002 authorized the Company to buy back its shares on the open market. This authorization was not used in 2002.

At the 2003 Ordinary Shareholders' Meeting, the Board of Directors will ask shareholders to replace this authorization, which was given for a period of 18 months, with a new authorization allowing the Company to:

- conduct further external growth transactions, which may be remunerated by Cap Gemini S.A. shares,
- cancel the shares bought back,
- optimize the management of the Company's financial position and assets and liabilities,
- buy and sell shares on the open market to take advantage of market situations;
- award shares to Group employees on the terms and by the methods provided for by law, including in connection with company savings plans or stock option plans,
- stabilize the share price by trading against market trends.

To this end, the Board of Directors is seeking an 18-month authorization to buy back (or sell) shares representing up to 10% of the Company's capital. Under the terms of the authorization, the maximum price at which the shares could be acquired will be set at € 100 per share and the minimum price at which they could be sold will be set at € 20 per share.
These transactions will be governed by articles 225-206 et seq. of the Commercial Code which stipulates that the Board of Directors may be authorized to cancel all or some of the shares acquired for the above-mentioned purposes, up to a maximum of 10% of the share capital within any 24-month period. This authorization is the subject of the twelfth resolution to be submitted for approval at the Extraordinary Shareholders' Meeting.

(*) An information memorandum which includes an explanation of the objectives of this share buyback program was approved by the *Commission des Opérations de Bourse* on April 10, 2003 under number 03-252.

3.7 Returned shares

In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of the Ernst & Young consulting businesses which was completed on May 23, 2000, 43,187 Cap Gemini shares were returned to the Company between March 15, 2002 and February 26, 2003 by people who became employees of the Cap Gemini Ernst & Young Group and subsequently left the Group.

Former partners of Ernst & Young who worked in the consulting business became employees of the Cap Gemini Ernst & Young Group and as such were given employment contracts. Any of these employees of the Cap Gemini Ernst & Young Group who decide to leave the Group within a specified period are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the individual's departure.

3.8 Directors and compensation

At its meeting held on July 24, 2002, the Board of Directors approved the recommendation of Serge Kampf and decided to separate the functions of Chairman of the Board and Chief Executive Officer, reappointing Serge Kampf as Chairman of the Board and appointing Paul Hermelin as Chief Executive Officer.

During the same meeting, the Board of Directors:
- noted that Pierre Hessler, Geoff Unwin and Guy de Wouters had stood down from their positions as directors and appointed three new directors to replace them: Jean-René Fourtou, Jean-Bernard Lafonta and Philip Laskawy (formerly a non-voting director). Shareholders are invited to ratify these appointments.
- noted that Chris van Breugel (appointed as Chairman of the Sogeti Group) had stood down from his position as a non-voting director and appointed two new non-voting directors: Pierre Hessler and Geoff Unwin. Shareholders are invited to ratify these appointments.

The total compensation and benefits paid by the Company and its subsidiaries to directors of the Company during 2002 is presented on page 92 of the *"document de référence"*.

The list of directorships and other functions held by directors in other companies during 2002 is presented in pages 86 to 91 of the *"document de référence"*.

3.9 Statutory Auditors

The Company's Statutory Auditors, Coopers & Lybrand Audit, intend to legally merge with PricewaterhouseCoopers Audit S.A. in 2003. In order to avoid any interruptions in the audit of the Company, the Board of Directors invites shareholders:
- to appoint PricewaterhouseCoopers Audit S.A. as Substitute Auditors, to replace Yves Nicolas who has resigned from his position;
- to note the planned merger between Coopers & Lybrand Audit - the Statutory Auditors - and PricewaterhouseCoopers Audit S.A., due to take place by July 31, 2003;
- to appoint Philippe Geuguen as Substitute Auditor for PricewaterhouseCoopers Audit S.A. for the term of office of the Statutory Auditors, provided PricewaterhouseCoopers Audit S.A. take over as Statutory Auditors due to the completion of the above-mentioned merger;
- to grant the broadest powers to the Chairman of the Board of Directors to note the completion of the above-mentioned merger and to carry out all related formalities.

4 - ENVIRONMENTAL AND SOCIAL IMPACT OF THE CAP GEMINI ERNST & YOUNG GROUP'S OPERATIONS

Specialized in IT services and management consulting, the Cap Gemini Ernst & Young Group's core business consists in providing intellectual services which, by their nature, have either no or only a very limited environmental impact. The Group does, however, make a major contribution to improving the environmental consequences of their customers' businesses, notably by improving production cycle management and distribution networks thus optimizing resources through the use of constantly updated technological processes. The Group has developed a specific sustainable development offering whereby assistance is provided to clients in determining and implementing a policy tailored to their requirements. It has also provided solutions to local authorities keen to facilitate on-line services via "e-government" projects in several countries.

Client proximity has always been key to the Group's sales and marketing strategy. Its direct presence in over 30 countries enables it to assist clients locally, especially those with international expansion plans.

Technological innovation, and the Internet in particular, have made remote production a reality, providing increased flexibility in the choice of geographical locations. This can be seen in the Group's strong presence in the French provinces, a trend which is set to increase over the coming years, particularly due to the efforts implemented to industrialized our service production. This approach - which results into the opening of application development and outsourcing centers in cities such as Toulouse, Clermont Ferrand, Nantes and Lille - will give a significant boost to employment in the provinces.

As an intellectual service provider, the Group's main production resource is its highly-qualified people. Employee motivation and intellectual resource management are thus key to the Group's success. Labor-management relations and human resources policy are therefore core issues in the Group's sustainable development strategy. To achieve a winning mix, employee skills need to match both the most innovative technology and customer requirements. New recruits, for their part, join the Group keen to put their knowledge into practice and to gain rewarding professional experience. Therefore there is meeting of interests between them and the Group.

The Group has always considered ongoing training for its employees as being very important. As a result, the Group has always been able to attract young, talented graduates who are looking for a professional experience that continuing training makes even more valuable. All operating companies within the Group provide training, including through "e-learning" and the Group University, the driving force behind the training programs. In addition to contributing to the technical quality of the Group's services, the University also plays a key role in training Group managers and executives, applying shared values, thereby laying the cornerstone of Group culture. The investment in a new training center at Gouvieux, near Paris, which opened on January 1, 2003, with a capacity to match the Group's increased size following the purchase of Ernst & Young's consulting business in 2000, underlines the importance accorded by Group management to employee training.

The Group complies with local labor legislation in all countries in which it operates and, by extension, with international labor regulation.

The International Works' Council completed its first full year of operation in 2002. Set up in June 2001, it is composed of members from 15 countries (France, Belgium, the Netherlands, Luxembourg, the United Kingdom, Ireland, Italy, Portugal, Spain, Austria, Germany, Denmark, Norway, Sweden and Finland) and acts as the Group's international human resources and labor relations forum.

The cutbacks in the workforce initiated in the second half of 2001 continued in an attempt to realign the Group's production capacity with market conditions which have particularly deteriorated in our sector over the last two years. Against this backdrop, attrition rate, which is a key indicator in our industry, predictably fell over the last 24 months to an average of 12% in 2002, compared with 15% to 20% over the previous decade.

The Group has made saving jobs a priority wherever possible, offering modified working hours or paid sabbaticals in certain cases, with lay-offs focused on those countries and businesses where the recession has hit hardest, i.e. North America, the United Kingdom, the financial services and telecommunications sectors. These workforce reductions were carried out in compliance with the legislation in force in the countries involved and were accompanied by assistance measures for the workers concerned. In certain cases, notably in the UK, voluntary redundancy programs were launched.

The Group's compensation policy has always been deliberately decentralized, to remain more closely in touch with local realities and regulations. The policy proved its worth in 2002, enabling the Group to tightly control compensation in phase with the difficult market conditions.

Ever since it was founded, the Group's executive compensation policy has always included a variable part, which is based on both the performance of the business unit the person belongs to and the performance of the business unit immediately above.

5 - OUTLOOK

Entering 2003, the Group is in a more competitive position, being sized to face a slight contraction in revenues in the first half compared with the second half of 2002 and expecting second half revenues to stabilize over the first half.

With the aim of improving the Group's market positioning and profitability in 2003, management has set itself the following priorities for the year ahead: to pursue efforts in order to refocus the business mix, improve front-end efficiency, increase productivity through a more systematic and better coordinated use of the Group's network of development centers across the world and, lastly, to continue streamlining the cost structure.

In this context, taking into account the improvement in operating margin during the second half of 2002 and the pace of the implementation of restructuring measures, the Group is maintaining its ambition expressed last June to increase operating margin to around 5% in 2003.

6 - COMMENT ON MATTERS TO BE DISCUSSED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

6.1 Authorization to cancel shares acquired under the buyback program

As mentioned above, the Board of Directors is seeking an authorization to cancel all or some of the shares bought back pursuant to the provisions of articles L.225-206 *et seq.* of the Commercial Code, as discussed in the sixth paragraph of Section 3 of this report, up to a maximum of 10% of the capital per 24-month period.

6.2 Capital reduction to cancel returned shares

As mentioned above, between March 15, 2002 and February 26, 2003, 43,187 Cap Gemini shares were returned to the Company by former partners of the Ernst & Young consulting businesses who became employees of the Cap Gemini Ernst & Young Group and subsequently left the Group. 1,827 of these 43,187 shares were allocated on the acquisition of the remaining capital of Cap Gemini Ernst & Young Consulting India Pvt Ltd. The 41,360 remaining shares are governed by article L.225-204 of the Commercial Code.

Shareholders will be asked to cancel these shares and to reduce the Company's capital by a total of € 330,880.

6.3 Financial authorizations

The authorizations given to the Board of Directors by the Extraordinary Shareholders' Meeting of May 16, 2001 (including those which expired in 2002 and have been renewed) to issue shares and share equivalents, with or without pre-emptive subscription rights, and to raise funds on the financial markets by issuing share equivalents with or without pre-emptive subscription rights, including convertible debentures, debentures with equity warrants, stand-alone warrants and hybrid securities, have not been used. These authorizations are therefore still valid but their period of validity differs according to the type of transaction selected.
In order to allow the Board of Directors to launch the issues that are considered best suited to the Company's needs at the best possible time, depending on market conditions, shareholders will be asked to replace the authorizations which are due to expire this year, by new authorizations for the same amounts but with new expiry dates.

Under the terms of the new resolutions, the Board of Directors would be authorized to issue convertible debentures, debentures with equity warrants, stand-alone equity warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares within the limit of € 3 billion per issue (or € 400 million for equity warrants and shares with equity warrants). The amount by which the capital may be increased as a result of these issues would be limited to € 400 million, to be included in the € 1.5 billion ceiling set by the Extraordinary Shareholders' Meeting of May 16, 2001. The Statutory Auditors will issue a special report on any restricted share issues and any issues of securities convertible, exchangeable, redeemable or otherwise exercisable for shares to which shareholders do not have pre-emptive subscription rights. The securities would be issued at market price and, if the issues are placed on the French market, shareholders will be offered a non-transferable priority right to subscribe for the securities.

CAP GEMINI ERNST & YOUNG GROUP
CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' GENERAL REPORT
ON THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Translated from the original French language report

To the shareholders of Cap Gemini SA,

In compliance with the assignment entrusted to us by your Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Cap Gemini SA and subsidiaries, expressed in euros for the year ended December 31, 2002.

These consolidated financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of Cap Gemini SA and its subsidiaries' financial position and their assets and liabilities as of December 31, 2002, and of the results of their operations for the year then ended in accordance with French accounting principles and regulations.

Note 4 to the consolidated financial statements provides details of a change of accounting method arising from the adoption of standard CRC 2000-06 of December 7, 2000 concerning liabilities. This emphasis of matter does not affect the conclusions expressed above.

We have also reviewed the information given in the Management Report of the Board of Directors. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, February 27, 2003

The Statutory Auditors
Members of the Regional Company of Paris

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in millions of euros)	Notes	2000		2001		2002	
		Amount	%	Amount	%	Amount	%
Operating Revenue	5	***6,931***	***100,0***	***8,416***	***100,0***	***7,047***	***100,0***
Cost of services rendered	6	4,871	70,3	5,664	67,3	4,742	67,3
General, administrative and selling expenses (1)	6	1,357	19,6	2,329	27,7	2,191	31,1
Operating Income		***703***	***10,1***	***423***	***5,0***	***114***	***1,6***
Interest income/(expense), net	7	(7)	(0,1)	6	0,1	(1)	(0,0)
Other revenue and expenses, net	8	9	0,2	(139)	(1,7)	(401)	(5,7)
Income/(loss) of fully consolidated companies before tax		***705***	***10,2***	***290***	***3,4***	***(288)***	***(4,1)***
Income tax	9	(238)	(3,4)	(104)	(1,2)	(108)	(1,5)
Net income/(loss) of fully consolidated companies before amortization of goodwill and write-down of market shares		***467***	***6,7***	***186***	***2,2***	***(396)***	***(5,6)***
Equity in net results of affiliates		(7)	(0,1)	(3)	(0,0)	(2)	(0,0)
Minority interests		(7)	(0,1)	-	-	7	0,1
Net income/(loss) before amortization of goodwill and write-down of market shares		***453***	***6,5***	***183***	***2,2***	***(391)***	***(5,5)***
Amortization of goodwill and write-down of market shares	10	(22)	(0,3)	(31)	(0,4)	(123)	(1,8)
Net income/(loss)		***431***	***6,2***	***152***	***1,8***	***(514)***	***(7,3)***

(1) The 2000 breakdown between cost of services rendered and general, administrative and selling expenses is not exactly comparable to breakdowns for other years due to the consolidation of the Ernst & Young consulting businesses.

	Notes	2000	2001	2002
Average number of shares		***103,875,903***	***124,799,003***	***125,420,369***
Weighted average number of potential dilutive shares (options)		4,044,875	2,715,671	1,307,299
Adjusted average number of shares		***107,920,778***	***127,514,674***	***126,727,668***
Number of shares as of December 31		***124,305,544***	***125,244,256***	***125,479,105***
Net income/(loss)	*1.P*	431	152	(514)
Primary earnings/(loss) per share (in €) (1)	*1.P*	4.15	1.22	(4.10)
Diluted earnings/(loss) per share (in €) (2)	*1.P*	3.99	1.20	(4.10)
Primary earnings/(loss) per share (in €) (3)	*1.P*	3.47	1.22	(4.10)

(1) Earnings/(loss) per share based on average number of shares
(2) Earnings/(loss) per share based on adjusted average number of shares (except for 2002 when the Group incurred a loss and diluted loss per share is therefore considered the same as the primary loss per share)
(3) Earnings/(loss) per share based on number of shares as of December 31

In 2002, the Group had a consolidated net loss of € 521 million before minority interests but after amortization of goodwill, representing a negative margin of 7.4% on operating revenue. Net income before minority interests but after amortization of goodwill came to € 152 million in 2001 and to € 438 million in 2000, representing 1.8% and 6.3% of operating revenue respectively.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2000, 2001 AND 2002

(in millions of euros)	Notes	2000	2001	2002
ASSETS				
Intangible assets	*11*	1,646	1,830	1,628
Property, plant and equipment	*12*	475	490	512
Investments	*13*	70	89	85
Total fixed assets		***2,191***	***2,409***	***2,225***
Long-term deferred tax assets	*21*	786	863	687
Total non-current assets		***2,977***	***3,272***	***2,912***
Accounts and notes receivable, net	*14*	2,312	2,176	1,664
Other receivables	*15*	327	322	424
Financial receivables and short-term investments	*17*	666	503	490
Cash	*17*	463	484	372
Total current assets		***3,768***	***3,485***	***2,950***
Total assets		6,745	6,757	5,862
Commitments received from third parties	*22*	3	4	5
LIABILITIES AND SHAREHOLDERS' EQUITY				
Share capital		995	1,002	1,004
Additional paid-in capital		2,073	2,112	2,063
Retained earnings		1,080	1,189	438
Total shareholders' equity	*16*	***4,148***	***4,303***	***3,505***
Minority interests	*16*	75	39	29
Shareholders' equity, including minority interests	*16*	***4,223***	***4,342***	***3,534***
Long-term debt	*17*	91	120	155
Provisions and other long-term liabilities	*18*	211	237	252
Total long-term liabilities		***302***	***357***	***407***
Short-term debt and bank overdrafts	*17*	189	169	242
Accounts and notes payable	*19*	1,831	1,708	1,619
Other payables		200	181	60
Total current liabilities		***2,220***	***2,058***	***1,921***
Total liabilities and shareholders' equity		***6,745***	***6,757***	***5,862***
Commitments given to third parties	*22*	1,294	1,365	1,298
Net cash and cash equivalents	*17*	***849***	***698***	***465***

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in millions of euros)	2000	2001	2002
OPERATING ACTIVITIES			
Net income/(loss)	431	152	(514)
Minority interests	7	-	(7)
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES	***438***	***152***	***(521)***
Adjustments to reconcile net income of fully consolidated companies to cash generated by operations:			
Depreciation, amortization and write-down of market shares	145	217	325
Provisions	12	44	30
Changes in deferred taxes	33	(62)	61
Cisco Systems dilution gain	(134)	-	-
(Gains)/losses on disposals of fixed assets	36	(57)	3
Other	-	4	(12)
CASH FLOW OF FULLY CONSOLIDATED COMPANIES (I)	***530***	***298***	***(114)***
DIVIDENDS RECEIVED FROM AFFILIATES (II)	***7***	-	-
Cash flows related to:			
- Accounts and notes receivable, net (A)	(1,169)	82	531
- Accounts and notes payable, net (B)	499	(196)	36
- Other receivables and payables, net (C)	313	165	(382)
NET MOVEMENT IN WORKING CAPITAL (III=A+B+C)	***(357)***	***51***	***185***
NET CASH PROVIDED BY OPERATIONS (IV=I+II+III)	***180***	***349***	***71***
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment and intangible fixed assets	(169)	(295)	(278)
Disposals of property, plant and equipment and intangible fixed assets	22	132	42
	(147)	(163)	(236)
Acquisitions of investments	(45)	(267)	(16)
Disposals of investments	25	14	1
Dividends received from non-consolidated companies	-	-	1
	(20)	(253)	(14)
Effect of changes in Group structure	(*) (482)	22	13
NET CASH USED BY INVESTING ACTIVITIES (V)	***(649)***	***(394)***	***(237)***
FINANCING ACTIVITIES			
Increase in share capital (including exercise of stock options)	(**) 730	30	12
Minority interests in increase in share capital of subsidiaries	(**) 170	-	-
Dividends paid to parent company shareholders	(78)	(149)	(50)
Dividends paid to minority shareholders of consolidated companies	(2)	(4)	(1)
Net change in borrowings	(92)	22	128
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES (VI)	***728***	***(101)***	***89***
CHANGE IN CASH AND CASH EQUIVALENTS (IV+V+VI)	***259***	***(146)***	***(77)***
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	***749***	***1 003***	***875***
CASH AND CASH EQUIVALENTS AT YEAR-END	***1 003***	***875***	***762***
Effect of exchange rate movements on cash and cash equivalents	(5)	18	(36)
CHANGE IN CASH AND CASH EQUIVALENTS	***259***	***(146)***	***(77)***

(*) Mainly comprising the cash payment made in connection with the acquisition of the Ernst & Young consulting businesses plus related fees and expenses.

(**) During 2000, Cisco Systems invested € 698 million, net of expenses, in the capital of Cap Gemini S.A. and € 170 million, net of expenses, in the capital of Cap Gemini Telecom S.A. See note 2.a.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in millions of euros)	Number of shares	Share capital	Additional paid-in capital	Treasury stock (1)	Retained earnings	Share-holders' equity
As of January 1, 2000	***77,945,108***	***624***	***1,226***	-	***761***	***2,611***
Increase in share capital upon exercise of options	1,025,565	8	24	-	-	32
Acquisition of the Ernst & Young consulting businesses - share issue	42,737,107	342	9,060	-	-	9,402
- costs directly relating to the acquisition, net of tax, written off against the premium on the shares	-	-	(148)	-	-	(148)
- deferred tax asset as a result of acquisition of Ernst & Young businesses (2)	-	-	698	-	-	698
- difference between acquisition cost and book value of contributed assets	-	-	(9,497)	-	-	(9,497)
Elimination of treasury stock (192,538 shares) held as of December 31, 2000	-	-	33	(33)	-	-
Issuance of shares to Cisco Systems, net of costs related directly to the transaction	2,597,764	21	677	-	-	698
Dividends paid	-	-	-	-	(78)	(78)
Translation adjustments	-	-	-	-	(1)	(1)
Net income for 2000	-	-	-	-	431	431
As of December 31, 2000	***124,305,544***	***995***	***2,073***	***(33)***	***1,113***	***4,148***
Increase in share capital upon exercise of options	1,147,082	9	21	-	-	30
Acquisition of the Ernst & Young consulting businesses (3)	-	-	49	-	-	49
Dividends paid	-	-	-	-	(149)	(149)
Elimination of treasury stock (39,486 shares) returned to the Company in 2001	-	-	3	(5)	-	(2)
Cancellation of 208,370 Cap Gemini S.A. shares (4)	(208,370)	(2)	(34)	36	-	-
Dividend equalization tax for 2000	-	-	-	-	(15)	(15)
Translation adjustments	-	-	-	-	90	90
Net income for 2001	-	-	-	-	152	152
As of December 31, 2001	***125,244,256***	***1,002***	***2,112***	***(2)***	***1,191***	***4,303***
Increase in share capital upon exercise of options	472,201	4	8	-	-	12
Elimination of treasury stock (256,885 shares) returned to the Company in 2002	-	-	12	(19)	-	(7)
Cancellation of 237,352 Cap Gemini S.A. shares (4)	(237,352)	(2)	(18)	20	-	-
Acquisition of the Ernst & Young consulting businesses	-	-	(1)	-	-	(1)
Dividends paid	-	-	(50)	-	-	(50)
Translation adjustments	-	-	-	-	(238)	(238)
Net loss for 2002	-	-	-	-	(514)	(514)
As of December 31, 2002	***125,479,105***	***1,004***	***2,063***	***(1)***	***439***	***3,505***

(1) See note 1.g.
(2) See note 21
(3) The € 49 million increase in additional paid-in capital reflects the reversal of excess provisions recorded in Ernst & Young's opening balance sheet at May 23, 2000 as well as an adjustment to Ernst & Young's opening shareholders' equity at that date.
(4) Representing 23,654 Cap Gemini S.A. shares returned to the Company as of December 31, 2001 by former Ernst & Young partners, plus 213,698 shares received in first half 2002.



CAP GEMINI ERNST & YOUNG GROUP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Accounting policies

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles applicable as of December 31, 2002, including CRC standard 99-02 approved on June 22, 1999.
Note 4 below describes the adoption, effective from January 1, 2002, of CRC standard 2000-06 concerning liabilities, issued on December 7, 2000.

The main accounting policies applied by the Group are as follows:

a) Consolidation methods

- The accounts of Cap Gemini S.A. and its significant directly or indirectly fully-controlled subsidiaries are fully consolidated. Prior to consolidation, the financial statements of subsidiaries are restated to comply with Group accounting policies. Minority interests are shown separately and are analyzed in note 16.c. The acquisition of the Ernst & Young consulting businesses on May 23, 2000 has been accounted for in the consolidated financial statements by the alternative method *(méthode dérogatoire)* provided for in section 215 of CRC standard 99-02.
- Investments in companies which Cap Gemini S.A. directly or indirectly controls jointly with a limited number of other shareholders are accounted for by the method of proportional consolidation. This method consists of consolidating the income and expenses, assets and liabilities of jointly-controlled companies, line by line, based on the Group's percent interest in their capital. Information concerning jointly-controlled companies is provided in note 26.
- Investments in affiliated companies over whose management Cap Gemini S.A. exercises significant influence, without however exercising full or joint control, are accounted for by the equity method. This method consists of replacing the cost of the shares with an amount corresponding to the Group's equity in the underlying net assets and of recording in the income statement the Group's equity in net income.

Investments in dormant companies meeting the criteria mentioned above are not included in the consolidated financial statements because their consolidation would not have a material effect on the Group's consolidated assets and liabilities or the results of its operations.

Except for the captive insurance company which is consolidated (see note 2), the Group does not have any special purpose entities.

The scope of consolidation is given in note 28 (pages 53 to 55).

All other investments are stated at the lower of cost or fair value to the Group.

All consolidated companies had a December 31, 2002 year-end.

All intercompany transactions have been eliminated.

b) Use of estimates

The preparation of the financial statements involves the use of estimates and assumptions which may have an impact on the reported values of assets and liabilities at the year-end or of certain items of income and expense for the year. Estimates are based on economic data which are likely to vary over time and are subject to a degree of uncertainty.

c) Foreign currency translation

The 2000, 2001 and 2002 consolidated financial statements were prepared in euros.

The balance sheets of foreign subsidiaries are translated into euros at year-end rates of exchange with the exception of shareholders' equity accounts, which are kept at their historical values. Statements of income of foreign subsidiaries are translated into euros at the annual weighted average rates of exchange. Differences arising from the translation of net income at different rates are directly allocated to retained earnings and have no impact on the statement of income.

Exchange differences arising on monetary items which form an integral part of the net investment in foreign subsidiaries are allocated to cumulative translation adjustment, in an amount net of tax.

The principle exchange rates used to convert foreign currency amounts into euros are as follows:

	Average rates for the year			Rates as of December 31		
	2000	2001	2002	2000	2001	2002
US dollar	1.08518	1.11735	1.06163	1.07469	1.13469	0.95356
Canadian dollar	0.73030	0.72180	0.67607	0.71610	0.71040	0.60423
Pound sterling	1.64133	1.60836	1.59093	1.60231	1.64339	1.53728
Swedish krona	0.11843	0.10812	0.10919	0.11323	0.10751	0.10926
Australian dollar	0.62940	0.57783	0.57652	0.59630	0.57870	0.53891
Singapore dollar	0.62900	0.62351	0.59250	0.62010	0.61327	0.54948

d) Intangible assets

Market share

When the acquisition of companies allows the Group to obtain a significant share of a specific market, identifiable market share is recorded as an intangible asset in the consolidated balance sheet at fair value.

Such market share is valued as of the date of acquisition in relation to economic data with reference to activity and profitability indicators.

In view of its nature, acquired market share is not amortized.

Goodwill

Goodwill consists of the excess of the cost of shares in companies consolidated or accounted for by the equity method over the Group's equity in the fair value of the identifiable assets and liabilities acquired - including market share - as of the date of the acquisition. Goodwill is amortized over a maximum of 40 years.

As allowed under French accounting standards applicable as of the transaction date (Article 248-3 of the Decree of February 17, 1986) and as specified by the Commission des Opérations de Bourse (French Stock Exchange Commission), the goodwill created upon the acquisition of 37.5% of Cap Gemini NV share capital by exchange of shares in July and August 1999 was not amortized and was written off against the premium on the shares issued in exchange for the Cap Gemini NV shares.

The acquisition of the Ernst & Young consulting businesses on May 23, 2000 has been accounted for in the consolidated financial statements by the alternative method *(méthode dérogatoire)* provided for in section 215 of CRC standard 99-02. Consequently no goodwill is recorded under assets in respect of this acquisition.

Valuation of market shares and goodwill

At each fiscal year end, market shares are reviewed in accordance with the criteria used as of the date of acquisition and a provision is set up if there is any impairment in value.

Wherever there is an indication that goodwill or market shares may be impaired, the recoverable amount of the asset is estimated by comparing the net book value with its market value or fair value to the Group (value in use). Market value is calculated using revenue multiples. Fair value to the Group (value in use) is calculated using the discounted cash flows method. An impairment loss is recognized when the estimated recoverable amount is deemed to be significantly lower than the net book value.

Computer software

Computer software and user rights acquired on an unrestricted ownership basis, as well as software developed for in-house purposes, which have a positive, lasting and quantifiable effect on future results, are capitalized and amortized over three to five years. They are stated at the lower of cost or fair value to the Group.

e) Property, plant and equipment

Property, plant and equipment are carried in the balance sheet at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets concerned.

The most commonly adopted useful lives are the following:

Buildings .... 20 to 40 years
Fixtures and fittings .... 10 years
Computer equipment .... 3 to 5 years
Office furniture and equipment .... 5 to 10 years
Vehicles .... 5 years
Other equipment .... 5 years



f) Shares in non-consolidated companies

The Group holds shares in certain companies over whose management it does not exercise significant influence or control. These shares mainly comprise long-term investments in the form of strategic alliances with the companies concerned. These shares are carried in the balance sheet at the lower of cost and fair value to the Group.

g) Treasury stock

Cap Gemini S.A. shares held by the Company are shown as a deduction from consolidated shareholders' equity.

h) Deferred taxation

Deferred taxes are recorded in the statement of income and balance sheet to take into account temporary differences between the book values of certain assets and liabilities and their tax basis. The accounting treatment of deferred taxes arising in connection with the acquisition of the Ernst & Young consulting businesses is explained in note 21.

In accordance with the liability method, deferred taxes are computed at the latest known tax rate as of the year-end. The impact of possible changes in tax rates on deferred taxes accounted for previously is included in the statement of income for the year in which these rate changes become effective.

A deferred tax asset is recognized in respect of tax losses. Deferred tax assets recognized in prior years, less any deferred tax liabilities, are written down when the related tax loss carry-forwards are not expected to be utilized. Deferred assets and liabilities are discounted where the impact of discounting is material and where the timing of recoveries can be reliably determined.

i) Capital leases

A capital lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. When a fixed asset is held under a capital lease, its value is restated as an asset and the present value, at the beginning of the lease term, of future minimum lease payments during the lease term is recorded as an obligation. The asset is depreciated over its useful life in accordance with Group policy and the obligation is amortized over the lease term.

j) Revenue recognition on long-term contracts

- Revenues from long-term fixed price contracts, including systems development and integration contracts, are recognized under the percentage-of-completion method. Under this method, revenue is recognized as work on the contract progresses. Revenues from these contracts are included in trade accounts receivable in the balance sheet when invoiced to customers, and in accrued income when they are not yet invoiced. If necessary, a provision is made for forecast losses on completion.

- Revenues from time and materials contracts are recognized as services are rendered.

- "Accounts and notes receivable, net" corresponds primarily to trade accounts receivable less advances received from customers.

k) Marketable securities

Marketable securities are stated at the lower of their aggregate cost or market value. In the case of quoted securities, the market value corresponds to the quoted market price as of the balance sheet date.

l) Retirement benefits

Group employees are covered by defined contribution or defined benefit plans set up in accordance with the regulations and practices in force in the countries in which the Group operates.

Defined contribution plans are funded by contributions paid by employees and Group companies to the organizations responsible for managing the plans.

Defined benefit plans :

- unfunded plans are plans where benefits are paid directly by the Group. The related obligation is covered by a provision corresponding to the discounted present value of future benefit payments. Estimates are based on regularly reviewed internal and external parameters;
- funded plans are plans where the benefit obligation is covered by external funds. Group contributions to these external funds are made in accordance with the specific regulations in force in each country.

m) Credit risks

Short and medium-term assets theoretically giving rise to a potential concentration of credit risks consist of short-term investments and accounts and notes receivable. Short-term investments mainly comprise marketable securities. They are made with recognized financial institutions and the Group therefore considers that the related credit risk is not material. Concerning accounts and notes receivable, Group clients are not concentrated within any single geographic area or business sector.

The businesses of Group clients may be affected by changes in the economic environment, with a resulting impact on the amounts receivable from these companies. The Group considers that no single client, business segment or geographic area represents a material credit risk.

n) Financial instruments

Financial instruments are used to hedge certain risks arising in the normal course of business. All hedging positions relate to existing assets or liabilities and/or business or financial transactions.

Hedging contracts are set up with leading financial institutions and the Group therefore considers that the related counterparty risk is not material. All currency and interest rate positions are taken using instruments quoted on organized markets or over-the-counter, for which the related counterparty risks are minimal. Gains and losses on hedging instruments are recognized on a symmetrical basis with the loss or gain on the hedged items.

The fair value of financial instruments is estimated based on market prices or data supplied by the banks.

o) Statement of income

Income and expenses are analyzed in the consolidated statement of income based on cost accounting principles which reflect the specific nature of the Group's business, as follows:

Operating expenses are broken down between cost of services rendered and general, administrative and selling expenses. Note 6 to the consolidated financial statements provides details of the two main items of operating expenses, which are payroll costs and travel expenses.

Below operating income and expense, the consolidated statement of income presents:

- Net interest income/(expense) which corresponds to interest income from short-term investments less interest on long-and short-term debt.
- Other revenues and expenses, which include primarily:
  - exchange differences,
  - gains and losses on asset disposals,
  - provisions for impairment in value and dividends received from non-consolidated companies,
  - the impact of discounting long-term deferred tax assets,
  - non-recurring charges (restructuring costs, office closures, new business integration costs etc.).

"Amortization of goodwill and write-down of market shares" is presented just before net income. Market shares have been grouped together with goodwill because of their similar characteristics.

Net income/(loss) before minority interests but after amortization of goodwill is provided in a note after the statement of income.

p) Earnings per share

Net earnings per common share are calculated as follows:

- primary earnings per share: on the basis of the average number of shares outstanding during the year, after deduction of treasury stock held as of December 31, 2002;
- diluted earnings per share: on the basis of the weighted average number of shares outstanding during the year after deduction of treasury stock, plus the number of potential dilutive shares related to options granted to employees of the Group (note 16.b) calculated based on the average share price for the year. The average number of shares is weighted based on the date of issue of shares during the year. The number of potential dilutive shares does not include those related to out-of-the money options. If the Group makes a loss, diluted loss per share is considered to be the same as the primary loss per share.
- earnings per share based on the number of shares as of December 31: on the basis of the number of shares outstanding as of December 31, 2002 (including treasury stock at that date).

q) Net cash and cash equivalents

Net cash and cash equivalents correspond to cash and cash equivalents less short and long-term debt.
Cash and cash equivalents correspond to financial receivables, short-term investments and cash less bank overdrafts.

r) Consolidated statement of cash flows

The consolidated statement of cash flows details cash provided and used by operating, investing and financing activities.

s) Segment information

The Group operates primarily in Europe, North America and the Asia-Pacific region. The Group's business consists of providing management consulting and IT services, covering the areas of system design, integration and management (outsourcing).

The Group manages its operations based on geographic areas, business segments and disciplines. Only the geographic entities constitute profit centers for which detailed performance measurements exist. A segment analysis of 2002 operating revenue, operating income, fixed assets and accounts and notes receivable is provided in note 25.

Note 2 - Changes in Group structure in 2000, 2001 and 2002

a) 2000

The main changes in the scope of consolidation in 2000 were as follows:

- Cap Gemini Group acquired the Ernst & Young consulting businesses on May 23, 2000 following approval by the Extraordinary Meeting of Cap Gemini shareholders held the same day. Cap Gemini issued 42,737,107 common shares as consideration for this contribution and made a € 375 million cash payment. In July and August 2000, the Group acquired the Ernst & Young consulting businesses in Malaysia and Korea for a total of € 8 million, partly paid in Cap Gemini shares and partly in cash (€ 3 million).
- On October 31, 2000, Cisco Systems, world leader in Internet "plumbing", took a 4.9% stake in the capital of Cap Gemini Telecom S.A., the holding company for the Cap Gemini and Gemini Consulting telecommunications, media and networks businesses.
- On March 30, 2000 Cap Gemini acquired the remaining 49.4% of the capital of Cap Gemini Portugal not already held by the Group.
- In connection with the strategic reorganization of the Group's German operations launched in 1999, certain software package development and maintenance businesses were sold in February and December 2000.

b) 2001

The main changes in the scope of consolidation in 2001 were as follows:

- In Benelux, on April 28, 2001 Cap Gemini S.A. acquired a further 5.6% stake in its subsidiary Cap Gemini NV for an amount of € 164 million, increasing its total interest in the company to 99.8%.
- In Germany, on July 1, 2001, Synergis – a 51%-owned fully consolidated subsidiary – was merged with Gedos, a non-Group company. The Group has a 25% interest in the new entity IS Energie, which has been proportionally consolidated as from the second half of 2001.

c) 2002

The main changes in the scope of consolidation in 2002 were as follows:

- North American operations are now organized around Cap Gemini North America Inc., a newly-formed US company which holds all of the Group's subsidiaries in this region. Changes in Group structure in North America were as follows: in September 2002, the Group set up a new entity called Cap Gemini Technologies LLC which is wholly-owned and fully consolidated. In Canada, New Horizons System Solutions LLP and New Horizons System Solutions Inc. – which were both 49%-owned and proportionally consolidated as of December 31, 2001 – are now wholly-owned and fully consolidated in the financial statements as of December 31, 2002.
- In Germany, the Group's entire interest in Media & Research GmbH – a company which was wholly-owned and fully consolidated as of December 31, 2001 – was sold on July 31, 2002.



- In France, the Group acquired interests in Agrostar on January 1, 2002 and Pierre Fabre Informatique S.A. on September 1, 2002. Agrostar, 19%-owned, is accounted for by the equity method. Pierre Fabre Informatique, 51%-owned, is fully consolidated.
- As part of an internal restructuring program, on January 1, 2002, the Group created a new wholly-owned entity, Sogeti, specialized in local IT engineering services. Sogeti has operations in Europe (France, Switzerland, Germany, Belgium, Sweden, the Netherlands and Spain) and North America.
- The Group's captive insurance company set up in 2001 was fully consolidated in the financial statements for the year ended December 31, 2002.
- In December 2002, the Group sold its New-Zealand based subsidiary – which had 2002 revenues of € 11 million – to local management. They then set up an independent company with which the Group has signed a partnership agreement as well as a one-year license agreement, renewable for subsequent one-year periods, granting the new company the right to use certain Group logos and services.

Note 3 - Accounting treatment of the acquisition of the Ernst & Young consulting businesses and pro forma accounts

3.1 Accounting treatment of the acquisition of the Ernst & Young consulting businesses

The acquisition of the Ernst & Young consulting businesses was accounted for in the consolidated financial statements by the alternative method *("méthode dérogatoire")* provided for in section 215 of CRC standard 99-02.

According to the agreements signed between the parties, in the event of the departure of any former partners of the Ernst & Young consulting businesses, all or some of the Cap Gemini S.A. shares allocated to them in connection with the May 23, 2000 acquisition that have not been sold must be returned to Cap Gemini S.A.. The number of shares to be returned depends on the reason for and timing of the departure. The Group has decided to cancel any shares thus returned. Treasury stock which has not yet been cancelled as of December 31, 2002 is therefore eliminated from consolidated shareholders' equity.

3.2 Pro forma accounts

A pro forma statement of income of the Cap Gemini Ernst & Young Group for 2000 has been prepared to show the revenues and earnings of the new Group based on Group structure as of December 31, 2000. The impact of the acquisition of the Ernst & Young consulting businesses on the various consolidated balance sheet and cash flow statement items is disclosed in the notes wherever material.

The Ernst & Young consulting businesses acquired by Cap Gemini were previously conducted either by partnerships which included other businesses such as audit and tax and legal services, or by specific consulting entities. The entities concerned did not all have the same year-end. The financial statements of the Ernst & Young consulting businesses have therefore been consolidated, adjusted for the effects of the transaction and restated in accordance with Cap Gemini accounting policies.

The pro forma income statement has been adjusted to take into account the reduction in interest income resulting from the € 375 million cash payment and the transaction costs by accounting for these cash outflows as if they had occurred on January 1, 2000. The amount of this adjustment is € 7 million for the period from January 1 to May 23, 2000..

The other adjustments made are explained below:

- adjustments necessary to present partners' compensation as if the agreements signed between them and Cap Gemini had been effective from January 1, 2000. This adjustment is required because in the case of entities organized as legal partnerships, partners' compensation was not recorded in the financial statements. The amounts provided for under the agreements have therefore been recognized in the pro forma accounts. Where the business was operated in a different form, the adjustment corresponds to the impact of the agreements on partners' compensation,

- adjustments to take into account the revenue and expenses of the Ernst & Young consulting businesses as if they had formed part of the Cap Gemini Group from January 1, 2000. The main adjustments primarily consist of replacing the expenses allocated to the consulting businesses by Ernst & Young according to a standard formula, by the expenses attributable to the businesses according to the shared services agreements entered into between Cap Gemini and Ernst & Young for 2000,

- adjustments to the provision for income taxes to recognize a theoretical provision calculated in accordance with the specific rate applicable in each country.

(in millions of euros)	2000 pro forma statement of income		2001 published statement of income		2002 published statement of income	
	Amount	%	Amount	%	Amount	%
Operating Revenue	***8,471***	***100.0***	***8,416***	***100.0***	***7,047***	***100.0***
Operating expenses	(7,578)	(89.5)	(7,993)	(95)	(6,933)	(98.4)
Operating Income	***893***	***10.5***	***423***	***5.0***	***114***	***1.6***
Interest income/(expense), net	(17)	(0.2)	6	0.1	(1)	(0.0)
Other revenue and expenses, net	8	0.1	(139)	(1.7)	(401)	(5.7)
Income/(loss) of fully consolidated companies before tax	***884***	***10.4***	***290***	***3.4***	***(288)***	***(4.1)***
Income tax	(296)	(3.5)	(104)	(1.2)	(108)	(1.5)
Net income/(loss) of fully consolidated companies before amortization of goodwill and write-down of market shares	***588***	***6.9***	***186***	***2.2***	***(396)***	***(5.6)***
Equity in net results of affiliates	(9)	(0.1)	(3)	(0.0)	(2)	(0.0)
Minority interests	(9)	(0.1)	-	-	7	0.1
Net income/(loss) before amortization of goodwill and write-down of market shares	***570***	***6.7***	***183***	***2.2***	***(391)***	***(5.5)***
Amortization of goodwill and write-down of market shares	(23)	(0.2)	(31)	(0.4)	(123)	(1.8)
Net income/(loss)	***547***	***6.5***	***152***	***1.8***	***(514)***	***(7.3)***

	2000 pro forma statement of income	2001 published statement of income	2002 published statement of income
Average number of shares	**121,683,031 (1)**	**124,799,003**	**125,420,369**
Weighted average number of potential dilutive shares (options)	4,044,875	2,715,671	1,307,299
Adjusted average number of shares	**125,727,906**	**127,514,674**	**126,727,668**
Net income/(loss)	547	152	(514)
Primary earnings/(loss) per share (in €) (2)	***4.5***	***1.22***	***(4.10)***
Diluted earnings per share/(loss) (in €) (3)	***4.35***	***1.20***	***(4.10)***

(1) Corresponding to the average number of shares that would have been outstanding if the shares issued in payment for the Ernst & Young consulting businesses had been issued on January 1, 2000.
(2) On the basis of average number of shares.
(3) On the basis of adjusted average number of shares, except for 2002 when the Group incurred a loss and diluted loss per share is therefore considered the same as the primary loss per share.

3.3 Balance sheet of the Ernst & Young consulting business as of May 23, 2000

The balance sheet of the Ernst & Young consulting business as of May 23, 2000 was adjusted to comply with Cap Gemini Group accounting policies after taking into account provisions for costs associated with the separation of Ernst & Young's consulting businesses from its audit, tax and legal businesses and setting up the new Group. These provisions, which are included in accounts and notes payable, covered the costs of reorganizing premises, restructuring certain information systems and businesses, the name change, termination of shared services agreements with other Ernst & Young businesses (audit, tax and legal) and staff retention measures, less the share of these costs borne by Ernst & Young LLP. As of May 23, 2000, these provisions totaled € 192 million, net of tax.

As of December 31, 2001 almost all of these provisions had been utilized. In addition € 21 million in excess provisions booked at May 23, 2000 were reversed and credited to shareholders' equity. As of December 31, 2001, the remaining provisions stood at € 22 million, net of tax. They were utilized in 2002.

Note 4 - Pro forma accounts concerning the adoption of CRC standard 2000-06

The adoption, effective from January 1, 2002, of CRC standard 2000-06 on liabilities issued on December 7, 2000, had no impact on opening shareholders' equity. The only impact of the retroactive application of this standard in 2001 was to defer recognition of restructuring costs and provisions from 2000 to 2001, resulting in the following adjustments to the income statement for the year ended December 31, 2001: "Other revenue and expenses, net" increased from € (139) million to € (290) million, "income taxes" decreased from € (104) million to € (60) million and net income decreased from € 152 million to € 45 million.

Pro forma statement of income for the year ended December 31, 2001 and published statement of income for the year ended December 31, 2002:

(in millions of euros)	2001 pro forma statement of income Amount	%	2002 published statement of income Amount	%
Operating Revenue	***8,416***	***100.00***	***7,047***	***100.00***
Operating expenses	(7,993)	(95)	(6,933)	(98,4)
Operating Income	***423***	***5.0***	***114***	***1.6***
Interest income/(expense), net	6	0.1	(1)	(0.0)
Other revenue and expenses, net	(290)	(3.5)	(401)	(5.7)
Income /(loss) of fully-consolidated companies before tax	***139***	***1.6***	***(288)***	***(4.1)***
Income tax	(60)	(0.7)	(108)	(1.5)
Net income/(loss) of fully consolidated companies before amortization of goodwill and write-down of market shares	***79***	***0.9***	***(396)***	***(5.6)***
Equity in net results of affiliates	(3)	(0.0)	(2)	(0.0)
Minority interests	-	-	7	0.1
Net income/(loss) before amortization of goodwill and write-down of market shares	***76***	***0.9***	***(391)***	***(5.5)***
Amortization of goodwill and write-down of market shares	(31)	(0.4)	(123)	(1.8)
Net income/(loss)	***45***	***0.5***	***(514)***	***(7.3)***

Note 5 - Operating revenue

Operating revenue by geographic area can be analyzed as follows:

(in millions of euros)	2000 (*)		2001		2002	
	Amount	%	Amount	%	Amount	%
North America	1,966	28	2,848	34	2,258	32
United Kingdom and Ireland	1,237	18	1,414	17	1,223	17
Nordic countries	553	8	577	7	469	7
Benelux	952	14	1,036	12	925	13
Germany and Central Europe	425	6	519	6	458	6
France	1,264	18	1,367	16	1,247	18
Southern Europe	358	5	439	5	327	5
Asia-Pacific	176	3	216	3	140	2
Total	***6,931***	***100***	***8,416***	***100***	***7,047***	***100***

(*) published data

Note 6 - Operating expenses

Operating expenses consist primarily of payroll costs and travel expenses, as follows:

(in millions of euros)	2000	2001	2002
Payroll costs	4,001	4,941	4,249
Travel expenses	369	596	505
Total	***4,370***	***5,537***	***4,754***
As a % of total operating expenses	70%	69%	69%
As a % of total operating revenue	63%	66%	67%
Average number of employees	50,249	59,906	54,882

Note 7 - Interest income/(expense), net

Interest income/(expense), net can be analyzed as follows:

(in millions of euros)	2000	2001	2002
Interest income from short-term investments	19	31	24
Interest on debt	(28)	(26)	(29)
Other	2	1	4
Total	***(7)***	***6***	***(1)***

Note 8 - Other revenues and expenses, net

Other revenues and expenses can be analyzed as follows:

(in millions of euros)	2000	2001	2002
Restructuring costs	(48)	(181)	(463)
Integration costs	(55)	-	-
Cisco Systems dilution gain	134	-	-
Gains/(losses) on disposals of shares and businesses	(10)	37	7
Gains/(losses) on disposals of property, plant and equipment	(1)	20	(3)
Impact of discounting long-term deferred tax assets	-	20	102
Write-downs of shares in non-consolidated companies	-	(18)	-
Write-downs of property, plant and equipment	-	-	(10)
Losses on financial receivables	-	-	(11)
Foreign exchange gains/(losses), net	(5)	(2)	(3)
Other, net	(6)	(15)	(20)
Total	***9***	***(139)***	***(401)***

Restructuring costs principally correspond to:

- 2000: the reorganization of the German software publishing and maintenance business launched in 1999 which accounted for € 32 million in restructuring costs, plus an additional € 16 million spent on general restructuring costs.
- 2001: the cutback in the workforce of approximately 5,400 employees, mainly in the United States, the United Kingdom, Nordic countries and across all of the Group's telecoms businesses.
- 2002: new restructuring measures representing costs of € 463 million, corresponding to:
  - € 359 million in costs relating to workforce reduction measures involving 5,855 employees, mainly in North America (€ 80 million), the United Kingdom (€ 60 million), Nordic countries (€ 32 million), the Benelux countries (€ 47 million) and Southern Europe (€ 52 million),
  - € 104 million in other costs mainly relating to measures taken to streamline the Group's real estate assets, launched at the end of the first-half 2002 further to the workforce reductions. These costs mainly concern the United Kingdom (€ 51 million including € 48 million related to office closures), the Benelux countries (€ 7 million), Germany and Central Europe (€ 10 million), the Asia-Pacific region (€ 8 million) and the Nordic countries (€ 7 million).

Integration costs represent:

- 2000: Integration costs reflected the costs of integrating the Ernst & Young consulting businesses which were not provided for in the balance sheet of the Ernst & Young consulting businesses as of May 23, 2000, as well as costs associated with setting up the new Group.

Gains on disposals of shares and businesses mainly relate to:

- 2000: the € 13 million loss on the disposal of Hagler Bailly shares,
- 2001: the € 32 million gain on the disposal of the Group's business process outsourcing activities in the United Kingdom,
- 2002: the € 8 million gain on the disposal of new business process outsourcing contracts in the United Kingdom.

Gains on disposals of property, plant and equipment mainly correspond to:

- 2001: the € 21 million gain on the sale of the capital lease held by Cap Gemini Ernst & Young France on its Issy-les-Moulineaux property.

The impact of discounting long-term deferred tax assets corresponds to:

- 2002: the adjustment of the American deferred tax asset recognized at the time of acquisition of the Ernst & Young consulting businesses in North America and the French tax consequences of the reorganization of the North American business (see note 21).

Write-downs of property, plant and equipment represent:

- 2002: an exceptional write-down of the value of a property in Behoust previously used as the premises of the Group university. Other uses for the property are being considered following the 2003 opening of the new university at the Fontaines site in Gouvieux, north of Paris.

Note 9 - Income taxes

Income taxes can be analyzed as follows:

(in millions of euros)	2000	2001	2002
Current income tax expense	(205)	(166)	55
Deferred taxes	(33)	62	(163)
TOTAL	*(238)*	*(104)*	*(108)*

Effective rate of income tax

In 2002, the average effective tax rate was 37.5% (benefit) versus 35.9% in 2001 (charge) and 33.8% in 2000 (charge).

Cap Gemini Ernst & Young operates in countries with different tax regimes and the effective rate of income tax therefore varies from one year to another, based on changes in each country's contribution to consolidated earnings. The difference between the French standard rate of income tax and the effective tax rate of the Group can be analyzed as follows:

(in %)	2000	2001	2002
STANDARD TAX RATE IN FRANCE	*37.8*	*36.4*	*35.4*
Impact (%) of:			
Utilization of tax loss carry-forwards	(0.4)	-	-
Net deferred tax assets corresponding to tax loss carry-forwards	(0.2)	-	(39.9)
Impact of adjustment to North American deferred tax asset	-	(4.1)	(151.4)
Tax impact in France of the reorganization of North American operations	-	-	131.6
Difference in tax rates between countries	0.7	2.8	(6.9)
Non-taxable dilution gain on the sale of Cap Gemini Telecom S.A shares to Cisco systems	(7.2)	-	-
Permanent differences and other items	3.1	0.8	(6.3)
EFFECTIVE RATE OF INCOME TAX	*33.8*	*35.9*	*(37.5)*

In 2002, the Group's effective tax rate was 37.5% (benefit). The variance is principally due to the combined effect of:

- an increase of € 377 million in the provision recorded in relation to the long-term deferred tax asset recognized at the time of the acquisition of Ernst & Young's North American consulting businesses, as well as an additional provision of € 50 million recorded against to the deferred tax assets recognized in relation to tax loss carry-forwards dating from before to the Ernst and Young transaction.
- the recognition of a deferred tax asset in relation to French tax losses, primarily due to a net short-term capital loss of € 2 billion generated in 2002 on the reorganization of the Group's North American operations. Part of the loss was set off against the 2002 taxable income of the French tax group, cancelling out € 61 million in taxes, and part of the balance was carried back against prior years' taxable income. The carryback credit amounts to € 96 million. The deferred tax asset recognized on the remaining balance, which is available to be carried forward, has been limited to € 229 million;
- the write-down of deferred tax assets, primarily in Central and Southern Europe and the Asia-Pacific regions;
- permanent differences and other items arising in 2002, including:
  - taxes not based on taxable income in North America (local taxes) and Italy,
  - the non-taxable discounting adjustment to the deferred tax asset recognized on the acquisition of Ernst & Young's North American consulting businesses,
  - permanent differences, mainly concerning North America, Germany and the United Kingdom.
- During 2000, 2001 and 2002, several subsidiaries were subject to tax audits. The subsidiaries conserved have challenged a number of the proposed reassessments.

Note 10 - Amortization of goodwill and write-down of market shares

(in millions of euros)	2000	2001	2002
Amortization of goodwill	(22)	(31)	(39)
Write-down of market shares	-	-	(84)
TOTAL	*(22)*	*(31)*	*(123)*

The consolidated net loss for the year is stated after an exceptional € 81 million write-down of the value of market shares carried in the balance sheet in relation to the Group's Telecoms operations in North America and a € 3 million write-down of the value of Programator's market share in Sweden.

Note 11 - Intangible assets

Changes in intangible assets can be analyzed as follows:

(in millions of euros)	Market share	Goodwill	Other intangible assets	TOTAL
GROSS VALUE				
AS OF JANUARY 1, 2000	*836*	*944*	*117*	*1,897*
Translation adjustments	11	21	0	32
Acquisitions	0	10	35	45
Disposals	0	(39)	(16)	(55)
Changes in Group structure	(7)	49	39	81
AS OF DECEMBER 31, 2000	*840*	*985*	*175*	*2,000*
Translation adjustments	18	18	2	38
Acquisitions	0	153	43	196
Disposals	0	0	(4)	(4)
Changes in Group structure	0	35	11	46
AS OF DECEMBER 31, 2001	*858*	*1,191*	*227*	*2,276*
Translation adjustments	(58)	(58)	(12)	(128)
Acquisitions	0	22	35	57
Disposals	0	(1)	(12)	(13)
Changes in Group structure	0	4	(10)	(6)
AS OF DECEMBER 31, 2002	*800*	*1,158*	*228*	*2,186*
ACCUMULATED AMORTIZATION				
AS OF JANUARY 1, 2000	-	*(250)*	*(58)*	*(308)*
Translation adjustments	-	(7)	-	(7)
Additions	-	(22)	(20)	(42)
Reversals	-	9	11	20
Changes in Group structure	-	(6)	(11)	(17)
AS OF DECEMBER 31, 2000	-	*(276)*	*(78)*	*(354)*
Translation adjustments	-	(6)	(1)	(7)
Additions	-	(31)	(40)	(71)
Reversals	-	-	4	4
Changes in Group structure	-	-	(18)	(18)
AS OF DECEMBER 31, 2001	-	*(313)*	*(133)*	*(446)*
Translation adjustments	8	22	8	38
Additions	(84)	(39)	(48)	(171)
Reversals	0	0	11	11
Changes in Group structure	0	1	9	10
AS OF DECEMBER 31, 2002	*(76)*	*(329)*	*(153)*	*(558)*
NET BOOK VALUE				
As of January 1, 2000	836	694	59	1,589
As of December 31, 2000	840	709	97	1,646
As of December 31, 2001	858	878	94	1,830
AS OF DECEMBER 31, 2002	*724*	*829*	*75*	*1,628*

a) Market share

Market share represents part of the excess of purchase cost over the fair value of the net assets of Hoskyns in the United Kingdom (€ 392 million), Volmac in the Netherlands (€ 176 million), Programator in Sweden (€ 60 million) and Beechwood in the United States (€ 96 million) as of the date of acquisition.

The change in market share in 2002 can be analyzed as follows:

- an exceptional € 81 million write down of Beechwood's market share,
- a € 3 million adjustment to the value of Programator's market share,
- € 58 million in translation adjustments.

b) Goodwill

Goodwill as of December 31, 2002, primarily relates to the following geographic areas: North America (€ 144 million), the United Kingdom (€ 111 million), Benelux (€ 243 million), Germany and Central Europe (€ 107 million) and France (€ 103 million).

Changes in the net value of goodwill primarily reflect the following:

○ 2000:

- goodwill recorded by Ernst & Young consulting entities on acquisition of certain of their subsidiaries (€ 45 million increase),
- the divestiture of certain software development and maintenance businesses in Germany (€ 28 million reduction),
- goodwill recognized on the acquisition of subsidiaries during the year (€ 10 million increase),
- amortization for the year (€ 22 million),
- translation differences arising on goodwill denominated in foreign currencies (€ 14 million increase).

○ 2001:

- goodwill recorded on the acquisition of the 5.6% minority interests in Cap Gemini NV (€ 139 million increase),
- goodwill generated on the acquisition of Hoechtief Software in Germany (€ 19 million increase), Cap Gemini Ernst & Young Travel & Logistics in Sweden (€ 13 million increase) and the 50% of OneSystem Group in the United States not already held by the Group (€ 10 million increase),
- amortization for the year (€ 31 million),
- translation differences arising on goodwill denominated in foreign currencies (€ 12 million increase).

○ 2002:

- goodwill recorded on the acquisition of businesses of the IT subsidiary of Werklinq in the Netherlands (€ 20 million increase).
- amortization for the year (€ 39 million),
- translation differences arising on goodwill denominated in foreign currencies (€ 36 million reduction).

Impairment tests were performed on goodwill carried in the consolidated balance sheet as of December 31, 2002 based on revenue multiples and discounted future cash flows. Revenue multiples were based on segmental multiples. The discounted cash flows method was applied on the basis of conservative revenue and earnings growth assumptions, using calculation parameters consistent with those applied for similar analyses. These tests did not reveal any impairment of goodwill.

The goodwill created by the public tender offer in July and August 1999 for the 37.5% interest in Cap Gemini NV amounted to € 855 million and was written off against share premium. If the goodwill had been recorded as an asset and amortized over 40 years, the amortization charge for 2002 would have been € 21 million and the net value as of December 31, 2002 would have been € 781 million.

c) Other intangible assets

Other intangible assets are mainly purchased software and other licenses.

Note 12 - Property, plant and equipment

Changes in property, plant and equipment in 2000, 2001 and 2002 can be analyzed as follows:

(in millions of euros)	Land, buildings, fixtures and fittings	Computer equipment	Other	TOTAL
GROSS VALUE				
As of January 1, 2000	***328***	***209***	***102***	***639***
Translation adjustments	(1)	-	-	(1)
Acquisitions	36	55	40	131
Disposals	(10)	(30)	(16)	(56)
Changes in Group structure	120	95	21	236
As of December 31, 2000	***473***	***329***	***147***	***949***
Translation adjustments	9	4	1	14
Acquisitions	45	107	86	238
Disposals	(96)	(44)	(19)	(159)
Changes in Group structure	(1)	-	(10)	(11)
As of December 31, 2001	***430***	***396***	***205***	***1,031***
Translation adjustments	(25)	(22)	(6)	(53)
Acquisitions	140	136	31	307
Disposals	(54)	(44)	(74)	(172)
Changes in Group structure	(13)	4	-	(9)
As of December 31, 2002	***478***	***470***	***156***	***1,104***
ACCUMULATED DEPRECIATION				
As of January 1, 2000	***(112)***	***(153)***	***(55)***	***(320)***
Translation adjustments	1	-	-	1
Additions	(36)	(51)	(16)	(103)
Reversals	4	24	6	34
Changes in Group structure	(45)	(32)	(9)	(86)
As of December 31, 2000	***(188)***	***(212)***	***(74)***	***(474)***
Translation adjustments	(5)	(2)	-	(7)
Additions	(46)	(84)	(16)	(146)
Reversals	37	36	14	87
Changes in Group structure	4	(7)	2	(1)
As of December 31, 2001	***(198)***	***(269)***	***(74)***	***(541)***
Translation adjustments	14	12	2	28
Additions	(29)	(83)	(41)	(153)
Reversals	13	42	9	64
Changes in Group structure	7	(4)	7	10
As of December 31, 2002	***(193)***	***(302)***	***(97)***	***(592)***
NET BOOK VALUE				
As of January 1, 2000	216	56	47	319
As of December 31, 2000	285	117	73	475
As of December 31, 2001	232	127	131	490
As of December 31, 2002	***285***	***168***	***59***	***512***

The gross value of leased assets represented € 220 million in 2002 (2001: € 142 million; 2000: € 131 million) and mainly relates to IT equipment in the UK (€ 53 million) and Benelux (€ 21 million), as well as to the former and new university buildings in Behoust and Les Fontaines for € 39 million and € 95 million respectively. The related accumulated depreciation was € 48 million in 2002 (2001: € 26 million; 2000: € 49 million).

Note 13 - Investments

Investments can be analyzed as follows:

As of December 31 *(in millions of euros)*	2000	2001	2002
Investments accounted for by the equity method	2	2	1
Shares in non-consolidated companies	44	65	60
Deposits and other long-term investments	24	22	24
Total	***70***	***89***	***85***

a) Shares in non consolidated companies

Changes in shares in non-consolidated companies can be analyzed as follows:

(in millions of euros)	2000	2001	2002
As of January 1	***30***	***44***	***65***
Translation adjustments	1	2	(5)
Acquisitions	27	67	9
Disposals	(30)	(3)	-
Write-downs	-	(39)	-
Other mouvements	-	-	(9)
Changes in Group structure	16	(6)	-
As of December 31	***44***	***65***	***60***

The main changes in shares in non-consolidated companies break down as follows:

- 2000: the Group acquired shares in non-consolidated companies for a total of € 27 million, as follows:
  - Cap Gemini Ernst & Young US acquired a stake in Corio, an Application Services Provider, for € 9 million,
  - Cap Gemini UK and Vodafone-Mannesman created a joint subsidiary, which was consolidated from January 1, 2001 and sold to Vodafone-Mannesmann on November 30, 2001,
  - acquisitions in the United States, Central Europe and Italy (€ 13 million).

In 2000 the Group also sold its stake in Hagler-Bailly to the PA Consulting Group for €16 million. In addition, as part of the acquisition of Ernst & Young's consulting businesses in the United States, the Group included in its balance sheet certain minority stakes in companies such as Vialink (€ 10 million) and Mainspring (€ 3 million). The interest in Mainspring was sold in 2001.

- 2001:
  - The Group sold business process outsourcing activities in the United Kingdom to Vertex, using the proceeds of the sale to simultaneously acquire shares representing 12.2% of Vertex's capital, for € 65 million. As the Group has been guaranteed a minimum sale price for these shares, their net value in the consolidated balance sheet has been written down to € 47 million to reflect the guaranteed amount.
  - Trading in Vialink shares on the Nasdaq was suspended in November 2001 due to a significant fall in the price. These shares, which were carried in the balance sheet at € 10 million were therefore written down in full.
  - The Group also has several minor interests in Internet companies in the United States whose value was seriously impaired during 2001. Those shares were therefore written down to fair value to the Group which was € 5 million as of December 31, 2001.

- 2002:
  - The Group transferred the Hydro One contract to Vertex in exchange for shares, increasing its stake in Vertex to 14.4%. The shares had a carrying value of € 53 million as of December 31, 2002. The shares acquired in 2002 are subject to the same minimum sale price guarantee as those acquired in 2001 and are valued in the same way.
  - Other movements in this item correspond to a revaluation of the CORIO shares acquired in 2000 and received as remuneration for services invoiced, for which no income was recognized in the statement of income for reasons of prudence.

b) Deposits and other long-term investments

The fair value of deposits and other long-term investments is not materially different from their net book value.

c) Related party transactions

Transactions carried out with Vertex during 2002 primarily include:

- € 132 million in services invoiced by the Group to Vertex,
- various services invoiced by Vertex to the Group in an amount of € 68 million.

Services invoiced by the Group to APIS (a company consolidated by the equity method) under its outsourcing agreement amounted to € 28 million in 2002.

Transactions carried out with other related companies were not material.

Note 14 - Accounts and notes receivable, net

As of December 31 *(in millions of euros)*	**2000**	**2001**	**2002**
Trade accounts and notes receivable, net	2,164	2,068	1,550
Other accounts and notes receivable	148	108	114
Total	***2,312***	***2,176***	***1,664***

All accounts and notes receivable are due within one year.

a) Trade accounts and notes receivable, net

As of December 31 *(in millions of euros)*	**2000**	**2001**	**2002**
Trade accounts receivable	2,026	1,871	1,482
Work-in-progress	637	958	901
Provisions for doubtful accounts	(59)	(33)	(82)
Advances received from customers	(440)	(728)	(751)
Total	***2,164***	***2,068***	***1,550***
In number of days of total operating revenue	**93**	**90**	**80**

The 25% decrease in this item reflects the combined impact of the increasing shift towards outsourcing and a tightly controlled recovery policy for trade accounts and notes receivable implemented over the last few months of 2002.

b) Other accounts and notes receivable

As of December 31 *(in millions of euros)*	**2000**	**2001**	**2002**
Employees and social security	29	13	1
Prepaid and recoverable taxes	45	38	23
Other	74	57	90
Total	***148***	***108***	***114***

Note 15 - Other receivables

As of December 31 *(in millions of euros)*	**2000**	**2001**	**2002**
Income tax prepayments	110	52	134
Deferred tax assets	137	177	162
Other	80	93	128
Total	***327***	***322***	***424***

The increase in "Income tax prepayments" relates mainly to the recognition of a € 96 million carryback credit in France, which may be used over a maximum period of five years. No provisions for impairment in value are recorded for "Income tax prepayments" or "Other", which are both due within one year. Deferred tax assets and liabilities are analyzed in note 21.

Note 16 - Shareholders' equity

a) Share capital, additional paid-in capital, retained earnings

These items, together with the related number of shares outstanding, are dealt with in the consolidated statement of changes in shareholders' equity.

Consolidated retained earnings represent the sum of Cap Gemini S.A.'s retained earnings, the Group's equity in the post-acquisition retained earnings of subsidiaries, together with cumulative translation adjustments, and can be analyzed as follows:

As of December 31 *(in millions of euros)*	2000	2001	2002
Retained earnings of Cap Gemini S.A.	514	593	780
Retained earnings of subsidiaries (*)	499	439	(261)
Cumulative translation adjustments	67	157	(81)
TOTAL	*1,080*	*1,189*	*438*

(*) Net of dividends paid to Cap Gemini S.A.

b) Stock option plans

The Board of Directors was authorized by the May 23, 2000 Annual Shareholders' Meeting, and the Directoire by the Annual Shareholders' Meeting of May 24, 1996 to set up one or several employee stock option plans over a five-year period.

Details of the two stock option plans in force as of December 31, 2002 are summarized in the table below:

	1996 Plan	2000 Plan	
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000	
Total number of options available for grant	6,000,000	12,000,000	
Beginning of exercise period	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	5 years
Exercise price as a % of average quoted market price for the 20 trading days preceding the date of grant	80%	80%	100%
Exercise price per share in €			
. Low	39.52	139.00	24.00
. High	178.00	161.00	60.00
Number of shares subscribed as of December 31, 2002	1,423,465	-	-
Potential number of shares to be created on exercise of options outstanding as of December 31, 2002	(1) 3,149,390	(2) 2,286,950	(3) 5,515,000
Of which options held by two of the eleven members of the Board of Directors	70,000	-	95,000

(1) i.e. 358,411 shares at a price of € 39.52; 450,239 shares at a price of € 56.98; 473,415 shares at a price of € 87.96; 197,200 shares at a price of € 114; 473,325 shares at a price of € 118; 364,000 shares at a price of € 161; 485,800 shares at a price of € 178 and 347,000 shares at a price of € 144.
(2) i.e. 1,210,950 shares at a price of € 161 and 1,076,000 shares at a price of € 139.
(3) i.e. 3,064,000 shares at a price of € 60 and 2,451,000 shares at a price of € 24.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

c) Minority interests

Minority interests correspond to third parties' equity in the net assets of Cap Gemini Ernst & Young subsidiaries. Movements in minority interests were minimal in 2002 and can be analyzed as follows:

(in millions of euros)	2000	2001	2002
As of January 1	***27***	***75***	***39***
Minority interests in increase in share capital of subsidiaries (1)	38	-	-
Minority interests in net income/(loss) of subsidiaries	7	-	(7)
Purchase of Cap Gemini NV minority interests	-	(29)	(1)
Minority interests in cumulative translation adjustment and other	5	(3)	(2)
Dividends paid by subsidiaries to minority shareholders	(2)	(4)	-
As of December 31	***75***	***39***	***29***

On October 31, 2000 Cisco acquired a 4.9% stake in Cap Gemini Telecom S.A., the holding company for the Cap Gemini and Gemini Consulting telecommunications, media and networks businesses. Cisco's minority interest in the shareholders' equity of Cap Gemini Telecom S.A. as of December 31, 2000 amounted to € 40 million.

On April 28, 2001 Cap Gemini S.A. purchased a further 5.6% stake in Cap Gemini NV bringing its total interest in the company to 99.8%. Minority interests as of December 31, 2001 totaled € 39 million, principally reflecting Cisco Systems' minority interest in Cap Gemini Telecom S.A.

In 2002, movements in minority interests mainly reflect the results of the Group's telecoms businesses.

Note 17 - Net cash and cash equivalents

Net cash and cash equivalents comprise cash and cash equivalents less short-term and long-term debt.

As of December 31 *(in millions of euros)*	2000	2001	2002
Cash and cash equivalents	1,003	875	762
Debt	(154)	(177)	(297)
Net cash and cash equivalents	***849***	***698***	***465***

a) Cash and cash equivalents

Cash and cash equivalents, corresponding to financial receivables, short-term investments and cash, less bank overdrafts, break down as follows:

As of December 31 *(in millions of euros)*	2000	2001	2002
Financial receivables and short-term investments	666	503	490
Cash	463	484	372
Bank overdrafts	(126)	(112)	(100)
Cash and cash equivalents	***1,003***	***875***	***762***

Financial receivables and short-term investments break down as follows:

As of December 31 *(in millions of euros)*	2000	2001	2002
Financial receivables	11	10	4
Short-term deposits and marketable securities	655	493	486
Total	***666***	***503***	***490***

The fair value of financial receivables and short-term investments is not materially different from their book value.

b) Long and short-term debt

Debt is broken down into long and short-term debt, with short-term debt referring both to the current portion of long-term debt and amounts originally due within one year. It can be analyzed as follows.

As of December 31 *(in millions of euros)*	2000	2001	2002
Long-term debt	91	120	155
Short-term debt	63	57	142
Total	***154***	***177***	***297***

◦ **Analysis by type of debt**

As of December 31 *(in millions of euros)*	**2000**	**2001**	**2002**
Drawdowns against lines of credit and other borrowings covered by lines of credit	26	39	114
Obligations under capital leases	72	116	175
Other borrowings	56	22	8
Total	***154***	***177***	***297***

- Drawdowns against lines of credit and other borrowings covered by lines of credit

The € 114 million can be mainly analyzed as follows:

- in North America, € 79 million (denominated in US dollar) of drawdowns against bank lines of credit at an average rate of 1.9%, guaranteed by Cap Gemini S.A.;
- in the Asia Pacific region, € 30 million (primarily denominated in australian dollar) of drawdowns against bank lines of credit at 4.1% interest rate and partially guaranteed by Cap Gemini S.A..

On July 31, 2001, the Company obtained a € 600 million multi-currency line of credit from a banking syndicate expiring on July 31, 2006. No drawdowns were outstanding under this line as of December 31, 2002.

The main characteristics of the facility are as follows:

- Term: 5 years,
- Interest: Euribor and Libor (1-3-6-12 month),
- Fee on undrawn amount: 0.125%
- Fee on drawdowns: 0.275% to 0.325% depending on the amounts utilized.

The loan agreement includes certain covenants related to consolidated debt-to-equity and interest cover ratios. As of December 31, 2002 the group complied with these ratios.

Any upgrade or downgrade in Cap Gemini S.A.'s credit rating would not affect the use of this line of credit or the interest rate.

During 2002, this facility was used mainly to back up commercial paper issued for periods of 1 to 3 months, essentially for occasional financing requirements.

- Obligations under capital leases

As of December 31, 2002, obligations under capital leases relate primarily to the financing of leasehold improvements to the Cap Gemini university buildings at Behoust and Les Fontaines, and of IT equipment acquired by Cap Gemini Ernst & Young UK and Cap Gemini Ernst & Young ISM BV (Benelux) for their outsourcing business. The capital lease on the Issy les Moulineaux property was sold on December 31, 2001, generating a € 21 million gain.

(in millions of euros)	**Inception date**	**Maturity**	**Rate**	**Obligation as of Dec. 31, 2000**	**Obligation as of Dec. 31, 2001**	**Obligation as of Dec. 31, 2002**
Issy-les-Moulineaux (France)	Nov. 1989	Sold in Dec. 2001	3-month Euribor + 0.6%	22	-	-
Cap Gemini University (Behoust)	April 1992	March 2012	3-month Euribor +0.7%	34	32	31
Cap Gemini University (Les Fontaines)	Dec. 2001	June 2014	3-month Euribor +0.75%	-	44	93
Cap Gemini Ernst & Young UK	Dec. 2001	July 2010	Fixed rates (3.6% to 9.7%)	16	40	30
Cap Gemini Ernst & Young ISM BV	Dec. 2002	Dec. 2005	Fixed rates (4.03% to 4.25%)	-	-	21
Total				***72***	***116***	***175***

○ Characteristics of long and short-term debt:

- Interest rates

The average interest rate paid on Group debt stood at 5.4% in 2002 (2001: 4.8% and 2000: 4.9%). Excluding management costs and interest expense related to French employees incentive plans, the average interest rate was 4.30%.
As of December 31, 2002 62% of Group debt was at variable rates and 38% at fixed rates.

- Maturities of debt

Maturities of debt are as follows:

As of December 31 *(in millions of euros)*	2000		2001		2002	
	Amount	%	Amount	%	Amount	%
y+1	63	41	57	32	142	48
y+2	17	11	19	11	25	8
y+3	16	10	18	10	23	8
y+4	15	10	13	7	14	5
y+5	12	8	10	6	13	4
y + 6 and subsequent years	31	20	60	34	80	27
Total	***154***	***100***	***177***	***100***	***297***	***100***

- Breakdown by currency

The breakdown of debt by currency is as follows:

As of December 31 *(in millions of euros)*	2000		2001		2002	
	Amount	%	Amount	%	Amount	%
French franc	56	36	-	-	-	-
Pound sterling	16	11	40	23	31	11
US dollar	11	7	19	11	84	28
Deutsch mark	32	21	5	3	-	-
Euro	25	16	82	46	149	50
Other currencies	14	9	31	17	33	11
Total	***154***	***100***	***177***	***100***	***297***	***100***

50 % of total debt is denominated in euros .

- Collateral

As of December 31, 2002, borrowings were secured by collateral totaling € 175 million (2001: € 116 million; 2000: € 72 million).

- Fair value of borrowings

The fair value of short-term debt and obligations under capital leases is close to their book value as they are at market rates of interest.

○ Movements in long and short-term debt

Movements in long and short-term debt can be analyzed as follows:

(in millions of euros)	2000	2001	2002
As of January 1	241	154	177
Translation adjustments	5	1	(16)
Repayments	(112)	(76)	(38)
New borrowings	20	98	174
As of December 31	***154***	***177***	***297***

c) Short-term debt and bank overdrafts

Short-term debt and bank overdrafts are as follows:

As of December 31 *(in millions of euros)*	2000	2001	2002
Short-term debt	63	57	142
Bank overdrafts	126	112	100
Short-term debt and bank overdrafts	***189***	***169***	***242***

Note 18 - Provisions and other long-term liabilities

As of December 31 *(in millions of euros)*	2000	2001	2002
Provisions for retirement benefit obligations	67	73	96
Provisions for contingencies and charges	18	22	26
Employee profit-sharing reserve	44	69	69
Long-term deferred tax liabilities	82	73	61
Total	***211***	***237***	***252***

○ Retirement benefits

As explained in note 1.I, Group employee retirement plans are set up in accordance with the regulations and practices in force in the countries where the Group operates.
There are two categories of retirement plans:

• **Defined contribution** plans:
These exist in most European countries (France, Benelux, Central Europe, Nordic countries, and South Europe), in the United States and in the Asia-Pacific region.
These plans are funded by contributions paid to authorized agencies, which are booked as an expense.

• **Defined benefit** plans
These can be either:

- Unfunded defined benefit plans:
  Obligations under unfunded retirement and other post-retirement benefit plans are covered by provisions recorded in the balance sheet under "Provisions for retirement benefit obligations". The main countries concerned are France, Central Europe, the Nordic countries, North America and Italy.
- Funded defined benefit plans:
  These plans exist in Canada, the United Kingdom, and Germany.
  As of December 31, 2002 obligations under these plans were covered by external funds or provisions.
  - In Canada, funded defined benefit plan obligations concern New Horizons and Inergi, two companies set up in connection with outsourcing contracts;
  - In the United Kingdom, the plan covers approximately 5,400 employees. Benefit obligations are determined by the statutory method, which consists of determining the present value of the obligation by applying a discount rate corresponding to the expected long-term rate of return on plan assets, calculated by asset category. Based on bond yields, the plan would be underfunded by € 288 million as of December 31, 2002 (versus € 120 million as of December 31, 2001) due to the current unfavorable market conditions.
  - In Germany, around 300 employees participate in an optional plan covered by an insurance policy taken out by the company.

• Movements in provisions for retirement benefit obligations and provisions for contingencies and charges were as follows:

(in millions of euros)	Dec. 31, 2001	Additions	Reversals (utilization)	Reversals (none utilization)	Translation adjustments	Changes in Group structure	Dec. 31, 2002
Provisions for retirement benefits and for contingencies and charges	95	40	(16)	(4)	(3)	10	122
Total	***95***	***40***	***(16)***	***(4)***	***(3)***	***10***	***122***

• Long-term deferred tax liabilities are analyzed in note 21.

Note 19 - Accounts and notes payable

As of December 31 *(in millions of euros)*	**2000**	**2001**	**2002**
Trade accounts payable, net	698	478	518
Accrued personnel costs	743	800	778
Accrued taxes	270	243	212
Other	120	187	111
Total	***1,831***	***1,708***	***1,619***

Note 20 - Financial instruments

Interest rate hedges

As of December 31, 2000, the only hedging contract in progress was an interest rate swap on an amount of € 15 million for a period of one month, related to commercial paper issues, whereby a fixed rate (4.98% paid by Cap Gemini S.A.) had been swapped for a variable rate (capitalized Eonia).

No interest rate hedges were outstanding as of December 31, 2001.

As of December 31, 2002, three interest rate swaps were outstanding on a total amount of € 24.8 million, covering periods ranging from 9 to 48 days:

- the first two swaps were taken out as hedges of interest rate risks on convertible bonds maturing within 48 days of the year-end. Under the terms of the contracts, Cap Gemini S.A. paid a fixed rate of 2.50% and received the 3-month Euribor + 3.00% and the 3-month Euribor + 4.50% respectively.
- the third swap was set up to hedge interest rate risks on investments in euro commercial paper. Under the terms of the contract, Cap Gemini S.A. paid a fixed rate of 3.21% and received the capitalized Eonia.

The market value of these hedging instruments as of December 31, 2002 exceeded their book value. The unrealized gain was not material.

Currency hedges

As of December 31, 2000, currency hedges totaled € 213 million, as follows:

- hedges of commercial transactions expiring in 2001, including forward sales of USD 19 million (€ 21 million),
- currency swaps expiring in 2001, acquired as hedges of intercompany financing transactions, including:
  - USD 123 million (€ 144 million),
  - GBP 19 million (€ 30 million),
  - SGD 28 million (€ 18 million).

As of December 31, 2001, currency hedges totaled € 53 million made up of currency swaps expiring in 2002, acquired as hedges of intercompany financing transactions, including:

- GBP 32 million (€ 52 million),
- AUD 2 million (€ 1 million),
- MXN 1 million (€ 0.1 million).

As of December 31, 2002, currency hedges totaled € 126.1 million as follows:

- hedges of intercompany commercial transactions expiring in 2003: forward sale of CAD 1.8 million (€ 1.1 million);
- currency swaps expiring in 2003, acquired as hedges of intercompany financing transactions, including:
  - GBP 75 million (€ 115,3 million),
  - AUD 13 million (€ 7 million),
  - SGD 5 million (€ 2.7 million).

The market value of these hedging instruments as of December 31, 2002 exceeded their book value by around € 0.6 million.

Note 21 - Deferred taxes

a) Changes in deferred taxes

Deferred tax assets and liabilities can be analyzed as follows:

As of December 31 *(in millions of euros)*	2000	2001	2002
Tax loss carry-forwards	214	421	820
Temporary differences arising from the acquisition of the Ernst & Young consulting businesses	1,377	1,204	1,047
Other	37	46	11
Provisions against deferred tax assets	(842)	(808)	(1,191)
Total deferred tax assets (long-term)	**786**	**863**	**687**
Tax loss carry-forwards	1	15	76
Temporary differences arising from the acquisition of the Ernst & Young consulting businesses	33	101	42
Provisions for vacation pay	14	14	13
Restructuring provisions	62	2	-
Other	27	46	36
Provisions against deferred tax assets	-	(1)	(5)
Total deferred tax assets (short-term)	**137**	**177**	**162**
TOTAL DEFERRED TAX ASSETS	***923***	***1 040***	***849***
Restated amortization of goodwill	(57)	(66)	(57)
Capitalization and amortization	(9)	(3)	-
Provisions	(6)	(4)	(3)
Other	(10)	-	(1)
Total deferred tax liabilities (long-term)	**(82)**	**(73)**	**(61)**
Revaluation of work-in-progress	(10)	(7)	(5)
Restructuring provisions	(30)	(18)	(19)
Other	(4)	(5)	(1)
Total deferred tax liabilities (short-term)	**(44)**	**(30)**	**(25)**
TOTAL DEFERRED TAX LIABILITIES	***(126)***	***(103)***	***(86)***

As of December 31, 2002, the majority of deferred tax assets can be analyzed as follows:

1. deferred tax assets relating to the contribution of the Ernst & Young consulting businesses in North America:

- The € 4,776 million difference between the acquisition price of the Ernst & Young consulting businesses in North America and the historical cost of the assets and liabilities acquired is being amortized over 15 years for tax purposes. Based on an analysis of the recoverability of the tax benefit corresponding to the tax-deductible amortization, the Group recognized a deferred tax asset of € 762 million as of December 31, 2001 and € 698 million as of December 31, 2000.
- As of December 31, 2002 this North American deferred tax asset has been adjusted to reflect changes in earnings assumptions for the Group's North American operations for the next fifteen years, based on growth and profitability assumptions considered as reasonable, using the following visibility and discounting parameters:
  - 100% utilization in the next five years. As from the sixth year, probable recoveries are covered by provisions calculated at a standard rate of 35%, which is increased by five points per year up to 70% as of the fifteenth year, and increased to 100% in the sixteenth year.
  - discounting rate of 5.1% (rate of 30-year US treasury bonds).
- As a result of this adjustment an additional amount of € 377 million was set aside in the provision originally set up, adjusted for the € 118 million impact of discounting and € 50 million recorded against deferred tax assets recognized in relation to tax loss carryforwards dating from before the Ernst & Young transaction.
- After the above items and translation adjustments, the balance of the provision as of December 31, 2002 was € 398 million, including a long-term portion of € 356 million and a short-term portion of € 42 million.

2. a new deferred tax asset recognized in France further to the reorganization of the Group's North American businesses:

- Cap Gemini SA recognized a net short-term capital loss of € 2 billion in 2002 on the reorganization of the Group's North American operations. The accounting treatment of this loss was as follows:
  - Part of the loss was carried back against prior years' taxable income, giving rise to a carryback credit of € 96 million (see note 14 "Other receivables"),
  - Part of the loss was set off against the 2002 taxable income of the companies in the tax group, canceling out € 61 million in taxes,
  - The deferred tax asset recognized on the remaining balance, which is available to be carried forward, was limited to € 229 million or € 213 million after discounting at a rate of 3.5%. This amount includes a long-term portion of € 147 million and a short-term portion of € 66 million.

b) Tax losses

(in millions of euros)	2000	2001	2002
Tax loss carry-forwards temporarily available	446	999	1,922
Tax loss carry-forwards available without time limit	150	197	582
Total tax loss carry-forwards	***596***	***1,196***	***2,504***
Related potential tax saving	215	436	896
of which recognized deferred tax asset	177	407	705

The increase in tax loss carry-forwards reflects:

- € 647 million relating to the recognition of a net short-term capital loss generated in 2002 on the reorganization of the Group's North American operations, after deducting the amount set off against taxable income of the year,
- the amortization which the Group is able to apply for tax purposes as a result of the acquisition of the Ernst & Young's consulting businesses in North America (€ 285 million),
- net losses generated in 2002, mainly in the United Kingdom (€ 162 million), North America (€ 95 million), Southern Europe (€ 75 million) and Central Europe (€ 55 million),
- a € 167 million negative translation adjustment on North American tax loss carry-forwards.

The expiration dates of available tax loss carry-forwards as of December 31, 2000, 2001 and 2002 were as follows:

	2000		2001		2002	
As of December 31 *(in millions of euros)*	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
y+1	6	1	54	5	220	9
y+2	5	1	6	1	248	10
y+3	8	1	46	4	236	10
y+4	48	8	15	1	32	1
y+5 and subsequent years	379	64	878	73	1,186	47
without time limit	150	25	197	16	582	23
Total	***596***	***100***	***1,196***	***100***	***2,504***	***100***

Note 22 - Commitments received from and given to third parties

a) Commitments received

As of December 31 *(in millions of euros)*	2000	2001	2002
Commitments received from third parties:			
- on contracts	1	2	1
- other	2	2	4
Total	***3***	***4***	***5***

b) Commitments given

As of December 31 *(in millions of euros)*	2000	2001	2002
Commitments given to third parties:			
- on contracts	39	35	36
- on non-cancelable leases	1,008	1,259	1,229
- on borrowings	224	27	8
- other	23	44	25
Total	***1,294***	***1,365***	***1,298***

Commitments given on contracts represent purchase orders to be issued under global purchase contracts.
Other commitments correspond to tax bonds.

As of December 31, 2002, the Group's commitments under non-cancelable leases were as follows:

(in millions of euros)	**Computer equipment**	**Offices**	**Vehicles**	**Other**	**Total**
y+1	48	166	60	13	287
y+2	25	150	43	4	222
y+3	19	130	19	3	171
y+4	10	114	4	1	129
y+5	2	92	1	1	96
y+6 and subsequent years	4	317	-	3	324
TOTAL	*108*	*969*	*127*	*25*	*1,229*

Office lease terms depend on the country concerned and vary between 5 and 25 years. Vehicle leases are 3-year short-term contracts.

Commitments relating to non-cancelable leases are mainly given in North America (€ 200 million), the United Kingdom (€ 346 million), the Benelux countries (€ 207 million), Germany and Central Europe (€ 118 million), and France (€ 157 million).

c) Other commitments

Under the terms of the agreements signed in connection with the acquisition of the Ernst & Young consulting businesses, former partners of Ernst & Young who worked in the consulting businesses became employees of the Cap Gemini Ernst & Young Group and as such have employment contracts. If any of these employees of the Cap Gemini Ernst & Young Group decides to leave the Group within a specific period, they are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the new employee's departure.

Under the terms of the agreement with Cisco Systems, if any of Cisco Systems' main competitors were to launch a takeover bid for Cap Gemini S.A., Cisco Systems would have the right to acquire all the shares of the joint subsidiary Cap Gemini Telecom S.A.

Cap Gemini S.A. as well as all subsidiaries and any companies at least 50%-owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The cover has been taken out with several different insurance companies as part of a worldwide insurance program. The program is reviewed and adjusted periodically to take into account any changes in the Group's revenues, businesses and risks.

As of December 31, 2002 the Group had not given or received any complex commitments as defined in the recommendation of the *Commission des Opérations de Bourse* for the preparation of 2002 *"documents de référence"*.

The commitments described above represent material commitments as of December 31, 2002.

Note 23 - Exceptional events and litigation

The Group is not aware of any exceptional events or other claims that are likely to have or may have had, in the recent past, a material impact on its business, financial position, results of operations, assets or outlook, which are not reflected in the accounts or discussed in the notes to the consolidated financial statements.

Note 24 - Number of employees

The average number of employees by the eight geographic areas can be analyzed as follows:

Average number of employees	2000		2001		2002	
	Employees	%	Employees	%	Employees	%
North America	8,217	16	11,040	18	9,893	18
United Kingdom and Ireland	8,781	18	9,014	16	7,412	14
Nordic countries	4,613	9	5,140	9	4,589	8
Benelux	8,674	17	9,835	16	9,333	17
Germany and Central Europe	2,333	5	3,435	6	3,191	6
France	12,098	24	13,794	23	13,637	25
Southern Europe	4,193	8	5,641	9	4,998	9
Asia-Pacific	1,340	3	2,007	3	1,829	3
Total	*50,249*	*100*	*59,906*	*100*	*54,882*	*100*

The number of employees by the eight geographic areas as of December 31, is as follows:

Number of employees as of December 31	2000		2001		2002	
	Employees	%	Employees	%	Employees	%
North America	11,428	19	9,810	17	9,674	18
United Kingdom and Ireland	9,779	17	7,906	14	7,268	14
Nordic countries	4,877	8	5,149	9	4,250	8
Benelux	9,549	16	9,862	17	8,860	17
Germany and Central Europe	3,279	6	3,555	6	3,124	6
France	13,334	22	14,045	24	13,378	25
Southern Europe	5,291	9	5,546	10	4,636	9
Asia-Pacific	2,012	3	1,887	3	1,493	3
Total	*59,549*	*100*	*57,760*	*100*	*52,683*	*100*

Note 25 - Geographic segment information

Operating revenue and operating income, fixed assets and trade accounts and notes receivable by geographic area are as follows:

Operating Revenue *(in millions of euros)*	2000 (Pro forma)		2001		2002	
	Amount	%	Amount	%	Amount	%
North America	2,951	35	2,848	34	2,258	32
United Kingdom and Ireland	1,351	16	1,414	17	1,223	17
Nordic countries	586	7	577	7	469	7
Benelux	1,025	12	1,036	12	925	13
Germany and Central Europe	565	7	519	6	466	7
France	1,308	15	1,367	16	1,239	17
Southern Europe	436	5	439	5	327	5
Asia-Pacific	249	3	216	3	140	2
Total	*8,471*	*100*	*8,416*	*100*	*7,047*	*100*

Operating Income *(in millions of euros)*	2000 (Pro forma)		2001		2002	
	Amount	%	Amount	%	Amount	%
North America	252	28	178	42	42	37
United Kingdom and Ireland	151	17	(3)	(1)	(24)	(21)
Nordic countries	55	6	10	2	(6)	(5)
Benelux	164	19	128	30	47	41
Germany and Central Europe	74	8	25	6	(3)	(3)
France	162	18	83	20	85	75
Southern Europe	35	4	12	3	(15)	(13)
Asia-Pacific	-	-	(10)	(2)	(12)	(11)
Total	*893*	*100*	*423*	*100*	*114*	*100*

Fixed assets *(in millions of euros)*	2000 (Pro forma)		2001		2002	
	Amount	%	Amount	%	Amount	%
North America	515	23	500	21	356	16
United Kingdom and Ireland	633	29	684	28	628	28
Nordic countries	132	6	126	5	114	5
Benelux	316	14	437	18	458	21
Germany and Central Europe	167	8	186	8	175	8
France	370	17	401	17	423	19
Southern Europe	46	2	59	2	59	3
Asia-Pacific	12	1	16	1	12	-
Total	*2,191*	*100*	*2,409*	*100*	*2,225*	*100*

Trade accounts and notes receivable, net *(in millions of euros)*	2000 (Pro forma)		2001		2002	
	Amount	%	Amount	%	Amount	%
North America	405	19	420	20	298	19
United Kingdom and Ireland	337	15	325	16	253	16
Nordic countries	149	7	117	7	79	5
Benelux	323	15	277	13	226	15
Germany and Central Europe	215	10	174	8	131	9
France	458	21	460	22	377	24
Southern Europe	207	10	225	11	152	10
Asia-Pacific	70	3	70	3	34	2
Total	*2,164*	*100*	*2,068*	*100*	*1,550*	*100*

Note 26 - Joint-ventures

The Group has several joint ventures, particularly in Canada, Germany and the United Kingdom. These joint-ventures contribute 1.41% of consolidated operating revenue.

Note 27 - Subsequent events

A contract has been signed with IBM to provide applications management services to the automotive supplier Visteon Corporation as part of that company's global alliance relationship with IBM. This 10-year contract is worth some € 500 million and includes IT support services across mainframe and client-server application platforms.

Note 28 - List of consolidated companies by country (134)

Country	Consolidated companies	% interest	Consolidation method
Germany	Cap Gemini Ernst & Young Deutschland GmbH	100%	FC
	Cap Gemini Ernst & Young Deutschland Holding GmbH	100%	FC
	Cap Gemini Ernst & Young Systems GmbH	100%	FC
	Gemini Consulting GmbH&Co KG	100%	FC
	Gemini Consulting Verwaltungs GmbH	100%	FC
	Is Energy Information Services für die Energiewirtschaft GmbH	25.2%	PROP
	SD&M Software Design and Management AG	100%	FC
	Sogeti Deutschland GmbH	100%	FC
	Cap Gemini Telecom Media & Networks Deutschland GmbH	95%	FC
Australia	Cap Gemini Ernst & Young Australia Pty Ltd	100%	FC
	Cap Gemini Ernst & Young Business Services Australia Pty Ltd	100%	FC
Austria	Cap Gemini Ernst & Young Österreich AG	100%	FC
Belgium	Cap Gemini Ernst & Young Belgium NV/S.A.	100%	FC
	Cap Gemini Ernst & Young People Systems Infrastructure NV/S.A.	100%	FC
	Gitek Software NV	100%	FC
	Twinsoft NV S.A.	100%	FC
	Sogeti S.A.	100%	FC
	Cap Gemini Telecom Media & Networks Belgium NV	95%	FC
Canada	Cap Gemini Ernst & Young New Brunswick Inc.	100%	FC
	Business Transformation Services Inc.	100%	FC
	Cap Gemini Ernst & Young Canada Inc.	100%	FC
	Inergi Inc.	100%	FC
	Inergi LP	100%	FC
	New Horizons System Solutions LLP	100%	FC
	New Horizons Systems Solutions Inc.	100%	FC
China	Cap Gemini Ernst & Young (Shanghai) Co. Ltd	100%	FC
	Cap Gemini Ernst & Young Hong Kong Ltd	100%	FC
	Cap Hong Kong Ltd	100%	FC
	One Resource Ltd (Hong Kong)	50%	PROP
	One Resource Group Ltd (Hong Kong)	50%	PROP
Denmark	Cap Gemini Ernst & Young Danmark AS	100%	FC
	Cap Gemini Telecom Media & Networks Danmark AS	95%	FC
Spain	Cap Gemini Ernst & Young Espana, S.L.U.	100%	FC
	Software y Aplicaciones Empresariales, S.L.U.	100%	FC
	Sogeti Espana	100%	FC
	Cap Gemini Telecom Media & Networks Espana SL	95%	FC
United States	BiosGroup Inc.	41.4%	EQ
	Cap Gemini America Inc.	100%	FC
	Cap Gemini Ernst & Young Application Services LLC	100%	FC
	Cap Gemini Ernst & Young Kansas City Service Center LLC	100%	FC
	Cap Gemini Ernst & Young U.S. Consulting B.V.	100%	FC
	Cap Gemini Ernst & Young U.S. Holding Inc.	100%	FC
	Cap Gemini Ernst & Young U.S. Holdings LLC	100%	FC
	Cap Gemini Ernst & Young U.S. LLC	100%	FC
	Cap Gemini North America Inc.	100%	FC
	Cap Gemini Technologies LLC	100%	FC
	Sogeti USA LLC	100%	FC
	Cap Gemini Telecom Media & Networks US Inc	95%	FC
Finland	Cap Gemini Ernst & Young Finland Oy	100%	FC
	Capsam Consulting Oy	100%	FC
	Racap Solutions Oy	65%	FC
	Cap Gemini Telecom Media & Networks Finland Oy	95%	FC

FC = Fully Consolidated EQ = Accounted for by the equity method PROP = Proportional consolidation

Country	Consolidated companies	% interest	Consolidation method
France	Cap Gemini S.A.	Parent company	FC
	Agrostar	19%	EQ
	ANSWORK (formerly Gamifip)	14.8%	EQ
	APIS	34%	EQ
	Cap Gemini Ernst & Young France SAS	100%	FC
	Cap Gemini Gouvieux SAS	100%	FC
	Cap Gemini Service SAS	100%	FC
	Cap Gemini Université SAS	100%	FC
	Pierre Fabre Informatique S.A.	51%	FC
	SARL Immobilière Les Fontaines	100%	FC
	SCI du château de Béhoust	100%	FC
	SCI Paris Etoile	100%	FC
	Sogeti France SAS	99.1%	FC
	Cap Gemini Telecom Media & Networks France SAS	95%	FC
	Gemini Telecom Media & Networks France SAS	95%	FC
	Cap Gemini Telecom S.A.	95%	FC
United Kingdom	Cap Gemini Ernst & Young UK Plc	100%	FC
	CGS Holdings Ltd	100%	FC
	Ciberion Ltd	50%	PROP
	EY Working Links Ltd	100%	FC
	Gemini Consulting UK Holding Ltd	100%	FC
	Volmac UK Ltd	100%	FC
	Working Links (Employment) Ltd	33%	PROP
	Cap Gemini Telecom Media & Networks UK Ltd	95%	FC
Hungary	Cap Gemini Magyarorszag Kft	95%	FC
India	Cap Gemini Ernst & Young Consulting India Private Ltd	100%	FC
Indonesia	PT E&Y GCC Asia Pacific BV	100%	FC
Ireland	Cap Gemini Ernst & Young Ireland Ltd	100%	FC
	Cap Gemini Telecom Media & Networks Ireland Ltd	95%	FC
Italy	Cap Gemini Ernst & Young Italia S.p.A	100%	FC
	Sistemi e Telematica S.p.A	77.1%	FC
	Cap Gemini Telecom Media & Networks Italia S.p.A	95%	FC
Japan	Cap Gemini Ernst & Young Japan KK	100%	FC
Latvia	Gemini Consulting SIA	100%	FC
Luxembourg	Cap Gemini Ernst & Young Luxembourg S.A.	100%	FC
Malaysia	Cap Gemini Ernst & Young Consultants Sdn Bhd	100%	FC
	Cap Gemini Telecom Media & Networks Malaysia Sdn Bhd	95%	FC
Mexico	Cap Gemini Ernst & Young Mexico S.de R.L. de C.V.	100%	FC
New Zealand	Cap Gemini Ernst & Young New Zealand Ltd	100%	FC
Norway	Cap Gemini Ernst & Young Norge AS	100%	FC
	Cap Gemini Telecom Media & Networks Norge AS	95%	FC
Netherlands	Cap Gemini Benelux BV	100%	FC
	Cap Gemini Ernst & Young ISM BV	100%	FC
	Cap Gemini Ernst & Young Management Sourcing BV	100%	FC
	Cap Gemini Ernst & Young Nederland BV	100%	FC
	Cap Gemini Ernst & Young Sourcing BV	100%	FC
	Cap Gemini Europe BV	100%	FC
	Cap Gemini NV	100%	FC
	CGS/WSG Partnership CV	100%	FC
	EC Gate BV	30%	EQ
	Entity Holding BV	10%	EQ
	GBA Volmac BV	100%	FC
	Paul Postma Marketing Consultancy BV	100%	FC
	PRC E&Y BV	50%	PROP

FC = Fully Consolidated EQ = Accounted for by the equity method PROP = Proportional consolidation

Country	Consolidated companies	% interest	Consolidation method
	Sogeti Nederland BV	100%	FC
	Cap Gemini Ernst & Young International BV	100%	FC
	Cap Gemini Ernst & Young Global Client Consulting Asia Pacific BV	100%	FC
	Cap Gemini Ernst & Young Global Learning Solutions BV	100%	FC
	Cap Gemini Telecom Media & Networks Nederland BV	95%	FC
Poland	Cap Gemini Ernst & Young Polska Sp z.o.o	100%	FC
	GC Polska	100%	FC
	Cap Gemini Telecom Media & Networks Sp z.o.o	95%	FC
Portugal	Cap Gemini Ernst & Young Portugal S.A., Servicios de Consultoria e Informatica S.A.	100%	FC
Czech Republic	Cap Gemini Telecom Media & Networks S.r.o.	95%	FC
Romania	GC Romania s.r.l.	100%	FC
Singapore	Cap Gemini Ernst & Young Singapore Pte Ltd	100%	FC
	Cap Gemini Asia Pacific Pte Ltd	100%	FC
	Professional Outsourcing Pte Ltd	100%	FC
	Cap Gemini Telecom Media & Networks Singapore Pte Ltd	95%	FC
Slovakia	ET E&Y Consulting Slovakia S.r.o.	100%	FC
Sweden	Cap Gemini Ernst & Young AB	100%	FC
	Cap Gemini Ernst & Young Sverige AB	100%	FC
	Cap Gemini Ernst & Young Travel & Logistics Sweden AB	100%	FC
	Cap Volmac Sweden AB	100%	FC
	GC SV Goteborg	100%	FC
	GC SV Sverige	100%	FC
	Sogeti Sverige AB	100%	FC
	Cap Gemini Telecom Media & Networks Sweden AB	95%	FC
Switzerland	Cap Gemini Ernst & Young Suisse S.A.	100%	FC
	Gemini Consulting AG (Switzerland)	100%	FC
	SD&M Switzerland	100%	FC
	Sogeti Switzerland	100%	FC

FC = Fully Consolidated EQ = Accounted for by the equity method PROP = Proportional consolidation



CAP GEMINI S.A. SUMMARIZED FINANCIAL STATEMENTS

The full financial statements, including the notes, may be obtained from the Company on request.
The Statutory Auditors' reports below relate to full financial statements.

STATUTORY AUDITORS' REPORT
ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2002

Translated from the original French language report

To the shareholders of Cap Gemini S.A.,

In compliance with the assignment entrusted to us by your Annual Shareholders' Meeting, we hereby report to you, for the year ended December 31, 2002, on:

- *the audit of the accompanying financial statements of Cap Gemini S.A.,*
- *the specific verifications and information required by law.*

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2002, and of the results of its operations for the year then ended in accordance with French accounting principles and regulations.

2. Specific verifications and information

We have also performed the specific verifications required by law, in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the Management Report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we have verified that the Management Report of the Board of Directors contains the appropriate disclosures as to the acquisition of shares and controlling interests, together with the identity of the principal shareholders.

Paris, February 27, 2003

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner



STATUTORY AUDITORS' SPECIAL REPORT
ON CERTAIN RELATED PARTY AGREEMENTS - YEAR ENDED DECEMBER 31, 2002

Translated from the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A., we are required to report on certain contractual agreements with certain related parties of which we have been advised. We are not required to ascertain whether such agreements exist.

We hereby inform you that we have not been advised of any agreements covered by article L.225-38 of the French Commercial Code.

Paris, February 27, 2003

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner

SUMMARIZED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in millions of euros)	2000	2001	2002
Operating revenue	196	184	162
Operating expenses	(122)	(18)	(18)
Operating income	***74***	***166***	***144***
Interest income/(expenses), net	88	(1,960)	(4,629)
Other income/(expenses), net	188	(16)	258
Income tax	(32)	(64)	92
Net income/(losses)	***318***	***(1,874)***	***(4,135)***

SUMMARIZED BALANCE SHEETS

AS OF DECEMBER 31, 2000, 2001 AND 2002

(in millions of euros)	2000	2001	2002
Assets			
Non-current assets	13,004	11,013	6,734
Current assets	660,	624	619
Other assets	1	1	1
Total assets	***13,665***	***11,638***	***7,354***
Liabilities and Shareholders' Equity			
Shareholders'equity	13,458	11,415	7,222
Provisions	14	14	25
Long and short-term debt	29	6	14
Other liabilities	164	203	93
Total liabilities and shareholders'equity	***13,665***	***11,638***	***7,354***

SUBSIDIARIES AND INVESTMENTS

(in millions of euros)	Capital	Other share-holders' equity (including net income for the year) (1)	% interest	Number of shares owned	Book value of shares		Loans & advances granted by the company	Guaran-tees given	2002 revenue	Dividends received
					Gross	Net				
SUBSIDIARIES										
Cap Gemini North America	1	2,012	100.00%	964,000	5,475	2,087	-	267	-	-
CGS Holdings Ltd (UK)	662	1	100.00%	453,513,903	571	571	116	15	-	-
Gemini Consulting Holding Ltd (UK)	-	11	100.00%	1,083	23	23	-	-	-	-
CGEY Oldco Ltd (UK)	16	33	100.00%	1,033,938,857	801	392	-	-	-	-
CGEY Old Ireland Ltd	-	-	100.00%	71,664	16	16	-	-	-	-
CGEY AB (Sweden)	2	177	100.00%	20,031	268	268	-	9	3	-
CGEY Norge AS (Norway)	6	7	21.00%	9,500	30	30	-	-	99	-
CGEY Finland Oy	1	9	14.00%	2,000	8	8	-	-	47	-
Cap Gemini Europe BV (Netherlands)	88	199	100.00%	194,100	253	253	-	-	-	-
Cap Gemini NV (Benelux)	5	496	99.85%	43,287,967	1,184	1,108	-	-	-	9
CGEY Deutschland Holding GmbH (Germany)	92	35	94.40%	1	571	440	16	50	-	-
CGEY Deutschland GmbH (Germany)	12	73	2.90%	1	10	10	11	-	189	-
CGEY Consultants Osterreich AG (Austria)	-	1	100.00%	36,791	39	27	-	-	25	-
CGEY Suisse (Switzerland)	4	1	100. 00%	5,434	36	29	-	-	39	-
CGEY Polska Sp Z.o.o (Poland)	1	(3)	100.00%	37,000	14	5	-	-	7	-
CGEY France SAS	40	77	100.00%	2,474,197	381	381	-	25	1 046	45
Cap Gemini Telecom SAS (France)	142	354	95.15%	8,426,908	807	611	-	-	-	8
CGEY Italia Spa (Italy)	5	(31)	100.00%	1,038,575	411	8	-	2	115	-
CGEY Espana SL (Spain)	13	20	100.00%	132,938	112	83	26	19	137	-
CGEY Portugal Serviços de Consultoria e Informatica S.A (Portugal)	9	(3)	100.00%	1,840,272	30	22	3	-	35	-
Cap Gemini Asia Pacific Pte (Singapore)	94	(3)	100.00%	171,108,000	102	54	3	32	4	-
CGEY Australia Pty Ltd (Australia)	72	(68)	100.00%	631,979	139	30	7	-	42	-
CGEY New Zealand Ltd (New Zealand)	3	(8)	100.00%	1,000,000	36	-	-	-	11	-
Sogeti France SAS	9	9	81.66%	7,311,031	34	34	-	-	148	-
Cap Gemini Service SAS (France)	1	(2)	100.00%	1,500,000	43	-	-	1	163	-
SCI Paris Etoile	-	2	100.00%	9,999	48	31	-	-	3	2
SCI du Château de Béhoust	-	-	99.00%	99	0	0	-	31	4	-
Immobilière les Fontaines S.A.R.L	8	-	100.00%	499,000	13	13	-	93	1	-
Other (France)	nm	nm	nm	nm	1	1	nm	nm	nm	nm
Other (outside France)	nm	nm	nm	nm	13	5	nm	nm	nm	nm

INVESTMENTS

As of December 31, 2002, investments held by Cap Gemini S.A. are not material

(1) Excluding share capital and before appropriation of income for the year.

nm : not meaningful

The net income of subsidiaries and investments is not provided because disclosure would be prejudicial to the Company's commercial and financial strategy.

Cap Gemini SA is at the head of the French tax group made up of 12 companies. The impact of tax consolidation in 2002 is a benefit of € 8 million.

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	2001	Net income appropriation 2001	Other changes	2002
Share capital	1,002	-	2	1,004
Additional paid-in-capital	11,771	(50)	(10)	11,711
Legal reserve	100	-	-	100
Untaxed reserves	42	-	-	42
Other reserves	172	-	-	172
Retained earnings	202	(1,874)	-	(1,672)
Dividends paid	-	50	(50)	-
Net income/(loss)	(1,874)	1,874	(4,135)	(4,135)
TOTAL	*11,415*	-	*(4,193)*	*7,222*

FIVE-YEAR FINANCIAL SUMMARY

(in millions of euros)	1998	1999	2000	2001	2002
I-SHARE CAPITAL AT YEAR-END					
Share capital	422	624	994	1,002	1,004
Number of common shares outstanding	69,130,658	77,945,108	124,305,544	125,244,256	125,479,105
Maximum number of future shares to be created: - through exercise of stock options	7,085,035	6,038,838	7,487,783	10,463,754	10,951,340
II-OPERATIONS AND RESULTS OF THE CURRENT YEAR					
Operating revenue	100	108	196	184	162
Operating revenue and financial revenue	230	258	329	301	248
Income before taxes, amortization and provisions	147	165	395	264	(1,523)
Income tax	25	34	32	64	(92)
Net income / (loss)	103	149	318	(1,874)	(4,135)
Distributed income	58	78	(a)164	50	(b) 0
III-EARNINGS PER SHARE (IN EUROS)					
Earnings after taxes, but before amortization and provisions	1.77	1.68	2.92	1.60	(11.40)
Net earnings	1.49	1.91	2.56	(14.96)	(32.96)
Dividend per share, net	0.84	1.00	1.20	0.40	(b) 0
IV-EMPLOYEE DATA					
Average number of employee during the year	-	-	-	-	-
Total payroll	-	-	-	-	-
Total benefits	-	-	-	-	-

(a) Representing a dividend of € 149 million and dividend equalization tax (précompte) of € 15 million.
(b) Subject to approval by the Ordinary Shareholder's Meeting of May 7, 2003.

REPORT OF THE STATUTORY AUDITORS
ON THE CANCELING OF SHARES BOUGHT BACK BY THE COMPANY

Translated from the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of Article L. 225-209, paragraph 4 of the Commercial Code relating to the canceling of shares bought back by the Company, we hereby present our report on the reasons and terms of the proposed capital reduction.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we review the proposed capital reduction in order to ensure whether the reasons and terms are fair.

The proposed capital reduction would take place further to the buyback of shares representing a maximum of 10% of the Company's share capital as of December 31, 2002, in accordance with article L. 225-209, paragraph 4 of the Commercial Code. The Board of Directors is seeking an eighteen-month authorization for this buyback program in the fifth resolution of the Ordinary Shareholders' Meeting.

Shareholders are also asked to grant the Board of Directors full powers to cancel the shares acquired, provided that the aggregate number of shares cancelled in any given period of 24 months does not exceed 10% of the Company's capital. These powers would be exercisable for a period of 5 years.

We have no comment to make on the reasons or terms of the proposed capital reduction, the implementation of which depends on the Ordinary Shareholders' Meeting approving the buy back of the Company's shares.

Paris, March 11, 2003

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner

REPORT OF THE STATUTORY AUDITORS

ON THE ISSUANCE OF SHARE EQUIVALENTS WITH DELEGATION OF POWERS

Translated from the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of Articles L.225-135, L.225-150, L.225-161, L.228-92 and L.228-95 of the Commercial Code, we hereby present our report on the planned public issues of securities convertible, redeemable, or otherwise exercisable for Cap Gemini S.A. shares, as submitted to shareholders for approval in resolutions fourteen to twenty-two of the General Shareholders' Meeting.

As described in its report, the Board of Directors is asking for authorization to establish the terms and conditions of these issues. Shareholders will also be asked to waive their pre-emptive rights to subscribe for securities issued under the terms of the fifteenth, seventeenth, nineteenth and twenty-first resolutions as well as for securities issued subsequently on the conversion of debentures or the exercise of equity warrants.

1. Issuance of convertible debentures

In the fourteenth and fifteenth resolutions, the Board of Directors is seeking authorization to issue convertible debentures, with pre-emptive subscription rights for existing shareholders under the fourteenth resolution, and without pre-emptive subscription rights under the fifteenth resolution.

The maximum nominal value of the debentures which may be issued under each of these resolutions is € 3 billion or the foreign currency equivalent.

Shareholders are also asked to expressly waive their pre-emptive rights, in favor of the debenture-holders, to subscribe for the shares to be issued on the conversion of the debentures.

2. Issuance of debentures with equity warrants

In the sixteenth and seventeenth resolutions the Board of Directors is seeking authorization to issue debentures with equity warrants, with pre-emptive subscription rights for existing shareholders under the sixteenth resolution, and without pre-emptive subscription rights under the seventeenth resolution.

Under each of these resolutions, the maximum nominal value of the debentures which may be issued is € 3 billion or the foreign currency equivalent and the total per value of shares issued on exercise of the warrants may not exceed € 400 million.

These authorizations entail the waiver by the shareholders, in favor of the warrant-holders, of their pre-emptive right to subscribe for the shares to be issued on exercise of the warrants.

3. Issuance of equity warrants

In the eighteenth and nineteenth resolutions the Board of Directors is seeking authorization to issue equity warrants, with pre-emptive subscription rights for existing shareholders under the eighteenth resolution, and without pre-emptive subscription rights under the nineteenth resolution.

Under each of these resolutions, the share capital may be increased by a maximum of € 400 million due to the exercise of equity warrants.

Shareholders are also asked to expressly waive their pre-emptive rights, in favor of the warrant-holders, to subscribe for the shares to be issued on the exercise of the warrants.

4. Issuance of hybrid securities

In the twentieth and twenty-first resolutions the Board of Directors is seeking authorization to issue hybrid securities convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company, at any time or at fixed dates. These issues would be with pre-emptive subscription rights for existing shareholders under the twentieth resolution and without pre-emptive subscription rights under the twenty-first resolution. The securities that may be issued pursuant to these resolutions include:

a) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed € 400 million;

b) securities other than convertible debentures, debentures with equity warrants or the securities referred to in a) above; in this case, the aggregate face value of the securities issued may not exceed € 3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in a) above, or on conversion, redemption or exchange of the securities referred to in b) above, or on presentation of a warrant attached to the securities or otherwise may not exceed € 400 million, not including any potential adjustments.

These authorizations entail the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

The total amount of capital increases that may be carried out pursuant to the authorizations given in the fourteenth to twenty-first resolutions as mentioned above will be covered by the blanket authorization given to the Board of Directors in the eighth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001 to increase the capital to a maximum nominal amount of € 1.5 billion.

We reviewed these planned issues in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to review the methods used for determining the issue price of debentures, the basis of conversion, the exercise price of subscription rights and the issue price for each issue.

As the issue price of debentures, the basis of conversion, the exercise price of subscription rights and the issue price for each issue are to be determined by the Board of Directors when the operations are carried out, we are not in a position to comment on the final terms and conditions under which these issues will be conducted, nor, in consequence, on the proposed waivers of shareholders' pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operations.

In accordance with Article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of each such issue conducted by the Board of Directors.

Paris, March 11, 2003

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner

REPORT OF THE STATUTORY AUDITORS
ON THE CANCELING OF RETURNED SHARES

Translated from the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as Statutory Auditors of Cap Gemini S.A. and pursuant to the provisions of Article L.225-204 of the Commercial Code relating to capital reductions, we hereby present our report on the reasons and terms of the proposed capital reduction.
In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of the Ernst & Young consulting businesses which was completed on May 23, 2000, 43,187 Cap Gemini shares were returned to the Company between March 15, 2002 and February 26, 2003 by people who became employees of the Cap Gemini Ernst & Young Group and subsequently left the Group. 1,827 of these 43,187 shares were allocated on the acquisition of the remaining capital of Cap Gemini Ernst & Young Consulting India Pvt Ltd. The Board of Directors recommends the cancellation of the 41,360 remaining shares which would have the effect of reducing the Company's capital.
We conducted our review in accordance with the professional standards applicable in France. Those standards require that we review the proposed capital reduction in order to ensure whether the reasons and terms are fair. We have verified that the canceling of the shares would not have the effect of either reducing the capital to less than the legally prescribed minimum amount or affecting the equal status of shareholders.

We have no comment to make on the reasons and terms of the proposed canceling of returned shares, which would have the effect of reducing the Company's capital from € 1,003,832,840 to € 1,003 501,960.

Paris, March 11, 2003

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner

TEXT OF THE DRAFT RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I - Resolutions presented at the Ordinary Shareholders' Meeting

First resolution

Approval of the 2002 financial statements

After hearing the following:

- the report of the Board of Directors on the business and position of the Company for the year ended December 31, 2002 and the financial statements for the year,
- and the general report of the Statutory Auditors on their audit of the financial statements,

the General Shareholders' Meeting hereby approves the financial statements for the year ended December 31, 2002, comprising the balance sheet, statement of income and notes, as presented, as well as the transactions reflected in the financial statements or summarized in those reports.

The General Shareholders' Meeting therefore gives discharge to the Board of Directors for its management during the year.

Second resolution

Presentation of the 2002 consolidated financial statements

After hearing the following:

- the report of the Board of Directors,
- and the report of the Statutory Auditors on the consolidated financial statements,

the General Shareholders' Meeting notes that the consolidated financial statements for the year ended December 31, 2002 have been submitted and explained to it.

Third resolution

Regulated agreements

After hearing the Statutory Auditors' special report, the General Shareholders' Meeting notes that no agreements governed by article L. 225-38 of the Commercial Code were entered into during 2002.

Fourth resolution

Results appropriation

The General Shareholders' Meeting approves the recommendations of the Board of Directors and resolves to charge the net loss for the year of € 4,135,354,729.35 along with the full amount of losses brought forward from the prior year – representing € 1,671,424,787.73 – against additional paid-in capital, thus reducing additional paid-in capital from € 9,010,168,981.60 to € 3,203,389,464.52.

The General Shareholders' Meeting approves the recommendation of the Board of Directors not to pay a dividend for 2002. Pursuant to Article 243 bis of the French General Tax Code, the General Shareholders' Meeting notes that 2001 dividends totaled € 50,097,702.40, representing a dividend per share of € 0.40 paid on 124,244,256 shares, that 2000 dividends totalled € 149,166,652.80, representing a dividend per share of € 1.20 paid on 124,305,544 shares, and that 1999 dividends totalled € 77,945,108, representing a dividend per share of € 1 paid on 77,945,108 shares.

Fifth resolution

Authorization to buy back shares

The General Shareholders' Meeting, after hearing the report of the Board of Directors and reviewing the information memorandum approved by the Commission des Opérations de Bourse, authorizes the Board of Directors to buy back the Company's shares on the open market. This authorization is given for a period of eighteen months. The related powers may be delegated by the Board of Directors in accordance with the provisions of Articles L.225-209 et seq. of the Commercial Code.

The purpose of this authorization is to allow the Company to:

- exchange, sell, transfer or remit shares in payment, in particular in connection with external growth transactions;
- cancel shares, subject to adoption of the twelfth resolution of the Extraordinary Shareholders' Meeting to be held immediately after this Ordinary Shareholders' Meeting;
- optimize the management of the Company's financial position and assets and liabilities;
- buy and sell shares on the open market to take advantage of market situations;
- award shares to employees on the terms and by the methods provided for by law, including in connection with company savings plans or stock option plans;
- to stabilize the share price by trading against market trends.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments. The entire buyback program may be carried out by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in Commission des Opérations de Bourse regulation 90-04 (as amended).

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2002, corresponding to 12,547,910 shares, and that the total funds invested in the share buybacks may not exceed € 1,254,791,000.

The General Shareholders' Meeting sets the maximum purchase price of the shares at € 100 per share and the minimum sale price at € 20 per share. In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

Full powers are given to the Board of Directors, including the power of delegation, to use this authorization and to:

- place any and all buy and sell orders and enter into any and all agreements for the keeping of a register of share purchases and sales or for any other relevant purposes;
- carry out any and all filing and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to each General Shareholders' Meeting on the transactions carried out during the year under this authorization.

The authorizations given to the Board of Directors in this resolution replace those given in the fifth resolution of the Ordinary Shareholders' Meeting of April 25, 2002.

Sixth resolution

Ratification of the appointment of a Director

The General Shareholders' Meeting ratifies the appointment of Jean-René Fourtou as Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002 and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

Seventh resolution

Ratification of the appointment of a Director

The General Shareholders' Meeting ratifies the appointment of Jean-Bernard Lafonta as Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

Eighth resolution

Ratification of the appointment of a Director

The General Shareholders' Meeting ratifies the appointment of Philip Laskawy as Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

Ninth resolution

Ratification of the appointment of a Non-Voting Director

The General Shareholders' Meeting ratifies the appointment of Pierre Hessler as a Non-Voting Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

Tenth resolution

Ratification of the appointment of a Non-Voting Director

The General Shareholders' Meeting ratifies the appointment of Geoff Unwin as a Non-Voting Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

Eleventh resolution

Statutory Auditors

After hearing the report of the Board of Directors, the General Shareholders' Meeting:

1. notes that Yves Nicolas has resigned from his position as Substitute Auditor effective as from the date of this meeting;

2. appoints as his replacement: PricewaterhouseCoopers Audit S.A., a French *"société anonyme"* whose registered office is at 32, rue Guersant 75017 Paris, registered with the Paris Companies Registry under number 672 006 483, as Substitute Auditors for the remainder of Yves Nicolas' term of office, expiring at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2007;

3. notes the planned merger between Coopers & Lybrand Audit SARL - the Statutory Auditors - and PricewaterhouseCoopers Audit S.A., due to take place by July 31, 2003;

4. provided PricewaterhouseCoopers Audit S.A. take over as Statutory Auditors - which the General Shareholders' Meeting approves - due to the completion of the above-mentioned merger, resolves to appoint Philippe Gueguen of 20, rue Garibaldi 69006 Lyon, as Substitute Auditor for PricewaterhouseCoopers Audit S.A. for the term of office of the Statutory Auditors.

The General Shareholders' Meeting grants the broadest powers to the Chairman of the Board of Directors to note the completion of the merger mentioned in para. 3 above and to carry out all related formalities.

II - Resolutions presented at the Extraordinary Shareholders' Meeting

Twelfth resolution

Authorization to cancel shares acquired under the buyback program

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report, authorizes the Board of Directors to:

- cancel – in accordance with Article L.225-209 of the Commercial Code – on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly;
- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

This authority, which is given for a period of five years from the date of this Meeting, may be delegated by the Board of Directors.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

The authorizations given to the Board of Directors in this resolution replace those given in the tenth resolution of the Extraordinary Shareholders' Meeting of April 25, 2002.

Thirteenth resolution

Capital reduction to cancel returned shares

The General Shareholders' Meeting, having heard the report of the Board of Directors and the Statutory Auditors' special report, notes that in accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting businesses which was completed on May 23, 2000, 43,187 Cap Gemini shares were returned to the Company between March 15, 2002 and February 26, 2003 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group. 1,827 of these 43,187 shares were allocated on the acquisition of the remaining capital of Cap Gemini Ernst & Young Consulting India Pvt Ltd.

The General Shareholders' Meeting resolves to cancel the 41,360 remaining shares and to reduce the Company's capital by a total of € 330,880, representing the number of shares cancelled (41,360) multiplied by the par value of € 8 per share.
The difference between the cost of these shares reported in Cap Gemini's balance sheet (€ 1,524,087.14) and their par value (€ 330,880), i.e. € 1,193,207.14 will be charged to the premium recognized on the completion of the above mentioned acquisition of Ernst & Young's consulting businesses.

The General Shareholders Meeting grants the Board of Directors full powers to carry out all operations relating to the reduction of capital after the expiry of the period set out in article 180 of Decree 67-236 of March 23, 1967. These powers may be delegated.

Fourteenth resolution

Public issue of convertible debentures WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, debentures with a maximum nominal value of € 3 billion convertible for Cap Gemini S.A. shares, at any time or at fixed dates. The debentures will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on the conversion of the debentures.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the convertible debenture issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount and maturity of the debentures,
- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium and the terms of early redemption depending on market conditions,
- the conversion date(s)
- the basis to be used to adjust the terms of conversion of the debentures if, while any debentures are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of debenture-holders;
- to place on record the number and par value of the shares issued on conversion of the debentures, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures.

This authorization is valid for two years.

Fifteenth resolution

Public issue of convertible debentures WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue debentures convertible for Cap Gemini S.A. shares, at any time or at fixed dates. The debentures may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency. The maximum nominal value of the debentures issued under this authorization shall be € 3 billion or the foreign currency equivalent thereof.

The General Shareholders' Meeting resolves that the issue price of the debentures and basis of conversion will be determined in such a way as to ensure that the amount received for each share issued on conversion of the debentures shall be at least equal to the average of the opening prices quoted for Cap Gemini S.A. shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the debentures.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:

- the convertible debentures to be issued pursuant to this resolution,
- the shares to be issued on conversion of the debentures.

If the issue or issues take place on the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the convertible debentures, during a period and on terms to be decided at the discretion of the Board of Directors. Said priority right shall be non-transferable. Any debentures not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the convertible debenture issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount, issue currency and maturity of the debentures,
- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium and the terms of early redemption depending on market conditions,
- the conversion date(s)

- the basis to be used to adjust the terms of conversion of the debentures if, while any debentures are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of debenture-holders;
- to place on record the number and par value of the shares issued on conversion of the debentures, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures.

This authorization is valid for two years.

Sixteenth resolution

Public issue of debentures with equity warrants WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, debentures with equity warrants with a maximum nominal value of € 3 billion. The debentures will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The total par value of shares issued on exercise of the warrants may not exceed € 400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the warrant-holders, of their pre-emptive right to subscribe for the shares to be issued on exercise of the warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount and maturity of the debentures,
- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium and the terms of early redemption depending on market conditions,
- the number of equity warrants attached to each debenture,
- the terms and conditions applicable for the exercise of the rights attached to the warrants and, where applicable, the purchase of the warrants by the Company,
- the periods during which the rights attached to the warrants may be exercised;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures as well as the exercise of the warrants.

This authorization is valid for two years.

Seventeenth resolution

Public issue of debentures with equity warrants WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue debentures with equity warrants convertible for Cap Gemini S.A. shares. The debentures may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency. The maximum nominal value of the debentures with equity warrants issued under this authorization shall be € 3 billion or the foreign currency equivalent thereof.

The total par value of shares issued on exercise of the warrants may not exceed € 400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the warrant-holders, of their pre-emptive right to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini S.A. shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the debentures with equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the debentures with equity warrants to be issued pursuant to this resolution.

If the issue or issues take place on the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the debentures with equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors. Said priority right shall be non-transferable. Any debentures not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount, issue currency and maturity of the debentures,
- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium, and the terms of early redemption depending on market conditions,
- the number of equity warrants attached to each debenture,
- the terms and conditions applicable for the exercise of the rights attached to equity warrants and, where applicable, the purchase of the warrants by the Company,
- the periods during which the rights attached to the warrants may be exercised;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures as well as the exercise of the warrants.

This authorization is valid for two years.

Eighteenth resolution

Public issue of equity warrants WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for the Company's shares and to increase the share capital by a maximum amount of € 400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The equity warrants will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to warrants not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

Nineteenth resolution

Public issue of equity warrants WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue equity warrants exercisable for shares and to increase the share capital by a maximum amount of € 400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders. The warrants may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:

- the equity warrants to be issued pursuant to this resolution; and
- the shares to be issued on exercise of the warrants.

If the issue or issues take place on the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors. Said priority right shall be non-transferable. Any warrants not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;
- the number of warrants required to subscribe for one share;
- the periods during which the rights attached to the warrants may be exercised;
- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

Twentieth resolution

Public issue of hybrid securities WITH pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions.

The securities will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed € 400 million;

(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed € 3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed € 400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

Twenty first resolution

Public issue of hybrid securities WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed € 400 million;

(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed € 3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed € 400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

The amount received or likely to be received subsequently by the Company for each share issued or created by subscription, or on conversion, redemption or exchange of securities, exercise of a warrant or otherwise shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the relevant securities.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.



The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the securities to be issued pursuant to this resolution.

If the issue or issues take place on the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for securities, during a period and on terms to be decided at the discretion of Board of Directors. Said priority right shall be non-transferable. Any securities not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

Twenty second resolution

General ceiling on financial authorizations

The General Shareholders' Meeting resolves that the total amount of capital increases that may be carried out pursuant to the authorizations given in the fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth and twenty-first resolutions above will be covered by the blanket authorization given to the Board of Directors in the eighth resolutions of the Extraordinary Shareholders' Meeting of May 16, 2001 to increase the capital to a maximum nominal amount of € 1.5 billion.

The authorizations given to the Board of Directors in the fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth and twenty-first resolutions above replace those given in the tenth, eleventh, twelfth and thirteenth resolution of the Extraordinary Shareholders' Meeting of May 16, 2001 and in the fifteenth, sixteenth, seventeenth and eighteenth resolutions of the Extraordinary Shareholders' Meeting of April 25, 2002.

Twenty-third resolution

Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

OTHER INFORMATION

Company name and head office

Name: Cap Gemini

Head office: 11, rue de Tilsitt, 75017 Paris

Legal form and governing law

"Société anonyme" governed by the French Companies Act of July 24, 1966 and Decree no. 67-236 of March 23, 1967.

Date of incorporation and term

The Company was incorporated on September 17, 1984. It was registered on October 4, 1984.

The Company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

Corporate purpose (article 3 of the bylaws)

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or more of the following activities, on an individual or integrated basis:

1. Management consulting

Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. Information systems development

The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. Outsourcing

The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.,
- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates,
- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfilment or furtherance of said purposes.



Incorporation details

The Company is registered with the Paris Companies Registry under number 330 703 844.
APE business identifier code: 741 J.

Consultation of legal documents

Documents relating to the Company, including the bylaws, the financial statements, the reports of the Board of Directors (or the Directoire, from May 24, 1996 through May 23, 2000) to the General Shareholders' Meetings, and the Statutory Auditors' reports are available for consultation at the Company's head office at 11, rue de Tilsitt, -75017 Paris.

Fiscal year

The Company's fiscal year commences on January 1 and ends on December 31.

Appropriation and distribution of earnings

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting also decides the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

General Shareholders' Meetings

Shareholders may participate in general meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares - which may be held in either registered or bearer form - to the address indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the Meeting.

If shareholders attend general meetings in person, any proxies given by them to third parties or any votes cast by post will be cancelled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the Meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

Disclosure thresholds (article 10 of the bylaws)

The Extraordinary Shareholders' Meeting of April 25, 2002 added specific disclosure obligations to the Company's bylaws. The bylaws now state that shareholders are required to notify the Company if their interest in the Company's capital or voting rights is increased to above (or reduced to below) 1% or any multiple thereof. In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction will apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.



Shareholder identification

The Company is authorized to obtain details of identifiable holders of bearer shares.

The Extraordinary Shareholders' Meeting of April 25, 2002 added a new article to the Company's bylaws according to which the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a Company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of how many shares are held by each shareholder and any applicable restrictions on said shares.

Voting rights (article 9 of the bylaws)

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

No shares carry more than one voting right.

The Company's bylaws do not provide for any double voting rights, or any bonus shares. Registered and bearer shares carry one voting right each.

Changes in share capital and related rights

Changes in the capital or the rights attached to shares may be carried out subject to compliance with French company law and the specific provisions of the bylaws, summarized below.

Share capital

As of December 31, 2002, the Company's capital amounted to € 1,003,832,840, represented by 125,479,105 common shares with a par value of € 8, all fully paid-up.

The potential number of shares to be created on exercise of options outstanding as of December 31, 2002 amounted to 10,951,340:

- if all of these options were exercised at December 31, 2002 - irrespective of whether the exercise price is higher than the market price - the dilutive effect would be 8.7%;
- including only "in-the-money" options, i.e. those whose exercise price is less than or equal to the Cap Gemini share price at December 31, 2002 (€ 21.78), irrespective of the exercise date the dilutive effect would be zero.

Shares may be issued in either registered or bearer form, at shareholders' discretion.

Authorized, unissued capital

The Extraordinary Shareholders' Meetings of May 16, 2001 and April 25, 2002 authorized the Board of Directors to issue various types of shares and share equivalents (see table below):

Type of securities	Amount (in euros) (1)	Date of authorization	Expiry date of authorization
Common shares with PSR	1.5 billion (par value)	05/16/2001	05/16/2006
Common shares paid up by capitalizing retained earnings, income or additional paid in capital	1.5 billion (par value)	05/16/2001	05/16/2006
Common shares without PSR	1.5 billion (par value)	05/16/2001	05/16/2004
Debentures	1.5 billion	05/16/2001	04/16/2006
Convertible debentures without PSR	3 billion (debentures)	05/16/2001	05/16/2003
Convertible debentures with PSR	3 billion (debentures)	05/16/2001	05/16/2003
Debentures with equity warrants without PSR	3 billion (debentures) 400 million (par value of shares)	05/16/2001	05/16/2003
Debentures with equity warrants with PSR	3 billion (debentures) 400 million (par value of shares)	05/16/2001	05/16/2003
Equity warrants without PSR	400 million (par value of shares)	04/25/2002	04/25/2003
Equity warrants with PSR	400 million (par value of shares)	04/25/2002	04/25/2003
Hybrid securities without PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue)	04/25/2002	period prescribed by law
Hybrid securities with PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue).	04/25/2002	period prescribed by law

(1) securities issued pursuant to these authorizations may not have the effect of increasing the share capital to more than € 1.5 billion.
PSR: pre-emptive subscription rights

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a priority right to subscribe for the securities for a period and on terms to be determined by the Board of Directors.

If shareholders at the Extraordinary Shareholders' Meeting of May 7, 2003, approve the related resolutions, the Board of Directors will be authorized to issue various types of shares and share equivalents (see table below):

Type of securities	Amount (in euros) (1)	Date of authorization	Expiry date of authorization
Convertible debentures without PSR	3 billion (debentures)	05/07/2003	05/07/2005
Convertible debentures with PSR	3 billion (debentures)	05/07/2003	05/07/2005
Debentures with equity warrants without PSR	3 billion (debentures) 400 million (par value of shares)	05/07/2003	05/07/2005
Debentures with equity warrants with PSR	3 billion (debentures) 400 million (par value of shares)	05/07/2003	05/07/2005
Equity warrants without PSR	400 million (par value of shares)	05/07/2003	05/07/2004
Equity warrants with PSR	400 million (par value of shares)	05/07/2003	05/07/2004
Hybrid securities without PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue)	04/25/2002	period prescribed by law
Hybrid securities with PSR	400 million (shares with warrants) 3 billion (securities other than convertible debentures and debentures with equity warrants) and 400 million (shares in secondary issue).	04/25/2002	period prescribed by law

(1) securities issued pursuant to these authorizations may not have the effect of increasing the share capital to more than € 1.5 billion.

PSR: pre-emptive subscription rights.

In the case of the issuance of securities without pre-emptive subscription rights, shareholders may be given a priority right to subscribe

Share equivalents

Stock options

The Board of Directors was authorized by the May 23, 2000 Annual Shareholders' Meeting, and the Directoire by the Annual Shareholders' Meeting of May 24, 1996 to set up one or several employee stock option plans over a five-year period.

Details of the two stock option plans in force at December 31, 2002 are summarized in the table below:

	1996 Plan	2000 Plan	
	(plan no. 4)	(plan no. 5)	
Date of Shareholders' Meeting	May 24, 1996	May 23, 2000	
Total number of options available for grant	6,000,000	12,000,000	
Beginning of exercise period	July 1, 1996	Sept. 1, 2000	October 1, 2001
Exercise period	6 years	6 years	5 years
Exercise price as a % of average quoted market price for the 20 trading days preceding the date of grant	80%	80%	100%
Exercise price per share in €			
. Low	39.52	139.00	24.00
. High	178.00	161.00	60.00
Number of shares subscribed as of December 31, 2002	1,423,465	-	-
Potential number of shares to be created on exercise of options outstanding as of December 31, 2002	(1) 3,149,390	(2) 2,286,950	(3) 5,515,000
Of which options held by two of the eleven members of the Board of Directors	70,000	-	95,000

(1) i.e. 358,411 shares at a price of € 39.52; 450,239 shares at a price of € 56.98; 473,415 shares at a price of € 87.96; 197,200 shares at a price of € 114 ; 473,325 shares at a price of € 118; 485,800 shares at a price of € 178; 364,000 shares at a price of € 161 and 347,000 shares at a price of € 144.
(2) i.e. 1,210,950 shares at a price of € 161 and 1,076,000 shares at a price of € 139.
(3) i.e. 3,064,000 shares at a price of € 60 and 2,451,000 shares at a price of € 24.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

Stock options granted to and exercised by Directors of Cap Gemini S.A. during the year were as follows:

	Number of options granted/shares subscribed	Exercise price (in euros)	Expiry of exercise period	Plan
Options granted to Directors during the year				
Paul Hermelin	80,000	24.00	Sept. 30, 2007	Plan 5
Options exercised by Directors during the year				
Michel Jalabert	3,090	20.57	-	Plan 3

Serge Kampf has never been granted any stock options.

Stock options granted by Cap Gemini S.A. and exercised by the top ten employee grantees (non-Directors) are:

	Number of options granted/shares subscribed	Weighted average exercise price (in euros)	Plan
Options granted to the top ten employee grantees during the year, by the Company and other Group companies entitled to grant options	225,000	24.00	Plan 5
Options exercised during the year by the top ten employee grantees of the Company and other Group companies entitled to grant options	110,930	21.81	Plans 3&4

No other securities are outstanding that are convertible, exercisable, redeemable or otherwise exchangeable for Company shares or any securities not carrying rights to equity.

Changes in capital

	Number of shares	Share capital (in euros)	Additional paid-in capital (in euros)
As of January 1, 1998	*61,198,877*	*373,188,347*	*704,443,224*
Gemini consulting holding SA merger	-	-	20,056
Issuance of shares for cash:			
- issuance of 6,823,741 shares at FRF 550 (€ 83.85)	6,823,741	41,610,904	530,539,031
Share issuance costs charged against the premium	-	-	(11,181,879)
- shares issued upon exercise of stock options	1,108,040	6,756,784	18,208,188
As of December 31, 1998	*69,130,658*	*421,556,035*	*1,242,028,620*
Issuance of shares:			
- by conversion of the share capital from French francs into euro and rounding up of the par value of the shares to € 8.0	-	131,489,229	(131,489,229)
- upon public tender offer for minority interests in Cap Gemini NV	7,304,001	58,432,008	944,261,249
Share issuance costs charged against the premium	-	-	(5,647,677)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,510,449	12,083,592	26,225,526
As of December 31, 1999	*77,945,108*	*623,560,864*	*2,075,378,489*
Issuance of shares:			
- shares issued in payment for the contribution of Ernst & Young's consulting businesses	42,737,107	341,896,856	9,060,266,684
Share issuance costs charged against the premium	-	-	(53,147,828)
Issuance of shares for cash:			
- shares issued to Cisco	2,597,764	20,782,112	680,614,168
Share issuance costs charged against the premium	-	-	(2,254,552)
- shares issued upon exercise of stock options	1,025,565	8,204,520	23,340,953
As of December 31, 2000	*124,305,544*	*994,444,352*	*11,784,197,914*
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group.	(208,370)	(1,666,960)	(34,278,002)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	1,147,082	9,176,656	21,368,417
As of December 31, 2001	*125,244,256*	*1,001,954,048*	*11,771,288,329*
Dividend paid out of additional paid-in capital	-	-	(50,097,702)
Capital reduction:			
- by cancellation of shares returned by former Ernst & Young partners who have left the Group.	(237,352)	(1,898,816)	(18,106,308)
Issuance of shares for cash:			
- shares issued upon exercise of stock options	472,201	3,777,608	8,653,224
As of December 31, 2002	*125,479,105*	*1,003,832,840*	*11,711,737,543*

Current ownership structure

The current ownership structure is presented on page 16. All shares carry one voting right.
In accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting businesses which was completed on May 23, 2000, 43,187 Cap Gemini shares were returned to the Company between March 15, 2002 and December 31, 2002 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group. In accordance with French company law, these shares are stripped of their rights.

As of December 31, 2002, there were 1,550 holders of registered shares (source : Euro Emetteurs Finance, the Company's registrar).

As of December 31, 2002, Wendel Investissement (formerly CGIP - Compagnie Générale d'Industrie et de Participations) held over 5% of the Company's capital and voting rights, directly or indirectly. As the Cap Gemini S.A. shares sold by Wendel Investissement to BNP Paribas Arbitrage during the year may be bought back at the sole discretion of Wendel Investissement, in accordance with disclosure threshold legislation (article L.233-9 para. 4 of the Commercial Code), Wendel Investissement must account for the shares as if it still owned them. Therefore, in accordance with the said legislation, the Wendel Investissement Group holds over 10% of Cap Gemini's capital stock.

As of December 31, 2002 Serge Kampf also held over 5% of the Company's capital and voting rights.

At the same date, JP Morgan Chase Investor Services and State Street Bank and Trust Company both held over 5% of the Company's capital and voting rights on behalf of their clients, in their capacity as registered intermediaries as defined in the last paragraph of article L. 233-7 of the Commercial Code.

As far as the Company is aware, no other shareholders hold 5% or more of the Company's capital and voting rights, directly or indirectly or in concert with other shareholders.

In accordance with article 10 of the bylaws, Caisse des Dépôts et Consignations informed the Company that it had raised its interest to over 3% and subsequently 4% of the Company's capital and voting rights, and Société Générale Asset Management declared that it had raised its interest to over 1% of the Company's capital and voting rights.

Shares held by members of the Board of Directors represent less than 10% of the Company's capital.

Changes in ownership structure over the last three years

On May 23, 2000, the Company issued 42,737,107 shares in payment of the contribution of Ernst & Young's consulting businesses.

In October 2000, the Company issued 2,597,764 shares to Cisco Systems Inc.

In 2001, the Company issued 1,147,082 new shares upon the exercise of stock options granted to Group employees in prior years.

In 2002, the Company issued 472,201 new shares upon the exercise of stock options granted to Group employees in prior years.

Ownership structure at December 31, 2000, 2001 and 2002

	As of December 31, 2000			As of December 31, 2001			As of December 31, 2002		
	Number of shares	% interest	% voting rights (2)	Number of shares	% interest	% voting rights	Number of shares	% interest	% voting rights
Wendel Investissement	15,747,883	12.7	12.8	14,589,452	11.6	11.6	13,889,452	*(3)*11.1	11.1
Serge Kampf	6,469,947	5.2	5.3	6,469,947	5.2	5.2	7,169,947	5.7	5.7
Paul Hermelin	137,000	0.1	0.1	149,648	0.1	0.1	140,048	0.1	0.1
Public (1) (registered and bearer shares)	101,758,176	81.9	81.8	104,011,555	83.1	83.1	104,236,471	83.1	83.1
Treasury stock	192,538	0.1	-	23,654	nm	-	43,187	nm	-
Own shares	-	-	-	-	-	-	-	-	-
Total	***124,305,544***	***100***	***100***	***125,244,256***	***100***	***100***	***125,479,105***	***100***	***100***

(1) Including capital held by managers, particularly those who have exercised stock options in the past and retained their shares, as well as shares received in May 2000 by former Ernst & Young Consulting partners who became Group employees after the acquisition of the Ernst & Young Consulting businesses.
(2) The percentage voting rights figures are slightly different from the percentage interest figures as of December 31, 2000 due to a late share ownership disclosure statement by Ernst & Young LLP, which stripped the shares concerned of their voting rights.
(3) Including the Cap Gemini SA shares sold to BNP Paribas Arbitrage (3.6% of the Company's capital) which may be bought back at the sole discretion of Wendel Investissement. In accordance with disclosure threshold legislation set out in para. 4 of article L233-9 of the Commercial Code, these shares must be accounted for as if Wendel Investissement still owned them.

As of December 31, 2002, the Company held 43,187 shares returned by the former partners of Ernst & Young who had left the Group.

Based on the response to a request for details filed on August 30, 2002 the Company has 281,805 identifiable holders of bearer shares.

No shares carry more than one voting right.

Shareholders' agreements

The shareholders' agreements entered into between Cap Gemini and the contributors of Ernst & Young's consulting businesses (both "consulting" and "non-consulting" partners and entities) were published by the French Conseil des Marchés Financiers (CMF) on May 3, 2000 under reference no. 200C0662. These agreements set out the conditions under which all or some of the 42,737,107 new Cap Gemini shares issued in payment for the contributions made by Ernst & Young would be sold in a gradual and controlled manner over a five-year period ending in mid-2005, in order to avoid any adverse effect on the market price of Cap Gemini shares.

The Conseil des Marchés Financiers considered that the agreements between Cap Gemini and a) the partners and entities of the Ernst & Young network and b) the former partners of Ernst & Young who had become employees of Cap Gemini Ernst & Young, did not constitute an action in concert by the signatories thereto.

The terms and conditions of disposal of Cap Gemini shares were made more flexible by an amendment to the agreements published by the CMF on April 10, 2001 under reference number 201 C 0384. This amendment modified both the volume and timetable of share disposals, but retained the original controlled sale procedure in order to minimize the effects on the share price. The amendment provided for the implementation of a procedure to regularly ask shareholders whether they intend to sell their Cap Gemini shares and created a shareholders' committee to decide when sales should be initiated, as well as the terms and conditions thereof. According to the amendment, Cap Gemini is responsible for coordinating the preparation and initiation of sales in relation to these Cap Gemini shares. These amendments do not have any effect on the provisions of the original agreements concerning the lifting of lock-up conditions.

There are no other shareholder agreements in force.

Corporate Governance

The Board of Directors

- The Ordinary Shareholders' Meeting of May 23, 2000 elected the following Directors for a period of six years:

Serge KAMPF, Chairman and Chief Executive Officer	Ruud van OMMEREN
Ernest-Antoine SELLIÈRE, Vice-Chairman	Terry OZAN
Christian BLANC	Bruno ROGER
Paul HERMELIN	Geoff UNWIN
Pierre HESSLER	Guy de WOUTERS
Michel JALABERT	

- In accordance with the provisions of the Act of May 15, 2001 dealing with new economic regulations ("N.R.E") and with the April 25, 2002 authorization granted by the General Shareholders' Meeting, on July 24, 2002, the Board of Directors:
  - approved the recommendation of Serge Kampf and decided to separate the functions of Chairman of the Board and Chief Executive Officer,
  - reappointed Serge Kampf as Chairman of the Board,
  - appointed Paul Hermelin as Chief Executive Officer for a period expiring at the end of his term of office as a Director,
  - noted that Pierre Hessler, Geoff Unwin and Guy de Wouters had stood down from their positions and appointed the following Directors as their successors:
    - Jean-René Fourtou, Chairman and Chief Executive Officer of Vivendi Universal,
    - Jean-Bernard Lafonta, Chief Executive Officer of Wendel Investissement (formerly C.G.I.P.),
    - Phil Laskawy, former Chairman of Ernst & Young.

Therefore, since July 24, 2002 the Board of Directors has been comprised as follows:

- Serge KAMPF, Chairman
- Ernest-Antoine SEILLIÈRE, Vice-Chairman
- Christian BLANC
- Jean-René FOURTOU
- Paul HERMELIN, Chief Executive Officer
- Michel JALABERT
- Jean-Bernard LAFONTA
- Phil LASKAWY
- Ruud VAN OMMEREN
- Terry OZAN
- Bruno ROGER



Photo taken during a Board of Directors Meeting (clockwise from left) : Pierre HESSLER (Non-voting Director), Geoff UNWIN (Non-voting Director), Jean-Bernard LAFONTA, Christian BLANC, Bruno ROGER, Serge KAMPF, Ernest-Antoine SEILLIÈRE, Jean-René FOURTOU, Phil LASKAWY, Terry OZAN, Ruud VAN OMMEREN, Michel JALABERT, Paul HERMELIN, William BITAN (Chief Financial Officer).

On the same date, the Board of Directors also appointed the following Non-Voting Directors: Pierre Hessler to replace Phil Lasawy who has been appointed a Director, and Geoff Unwin to replace Chris van Breugel who has become the Chairman of the newly set-up Sogeti Group.

The Board's appointment of these three Directors and two Non-Voting Directors is subject to ratification by the Ordinary Shareholders' Meeting to be held on May 7, 2003.

Directors must hold at least 100 Cap Gemini shares in a personal capacity.

- In 2002, the Selection and Compensation Committee reviewed the situation of each of the current members of the Board of Directors based on the criteria and definition of independence provided in the Bouton report on "Promoting Better Corporate Governance in Listed Companies". The definition of independence is given as "a Director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgement". The Committee concluded that five of the eleven members of the Board (45%) can be considered to be independent: Christian Blanc, Jean-René Fourtou, Michel Jalabert, Phil Laskawy and Ruud van Ommeren. The Committee also recommended that measures should be taken to ensure that at least half of the members of the Board of Directors are independent within a reasonable period of time.
  The Board of Directors reviewed these recommendations and approved them without reservation.

Internal rules of operation

At its July 24, 2002 meeting, the Board of Directors decided to implement internal rules of operation as provided for in article 16 of the Company's bylaws. These rules:
- set out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities,
- fix the rules for the operation of the Committees created by the Board of Directors,
- explain how the different roles and responsibilities are allocated between all of these persons and bodies.

The Internal Rules of Operation set out a reminder of the legal provisions relating to insider trading for Board Members and recommend that Directors should only buy or sell Cap Gemini S.A. shares in the two month period following interim or full-year results announcements and that in no circumstances should they buy or sell shares in the month preceding said announcements.

Board Meetings

The Board met six times during 2002, with a meeting attendance rate of 91%.

In accordance with the recommendations of the Selection and Compensation Committee, the Board of Directors decided that attendance fees for 2002 should be allocated between Directors, Non-Voting Directors and members of the Board Committees as follows:
- each Director or Non-Voting Director will be granted:
  - an annual fixed fee of € 10,000 in their capacity as Director or Non-Voting Director,
  - an annual fixed fee of € 3,500 for membership of one of the three Board Committees,
  - € 2,500 for each attendance at a Board meeting,
  - € 1,500 for each attendance at a Board Committee meeting.
- additional compensation will be granted as follows:
  - to the Chairman and Vice-Chairman of the Board of Directors: a fixed sum equal to the amount received by a Director attending six Board meetings, representing a total of €10,000 + (6 x € 2,500) = € 25,000,
  - to the Chairman of each of the Board Committees: a fixed sum equal to the amount received by a member of a Committee attending four meetings, representing a total of € 3,500 + (4 x € 1,500) = € 9,500:

In order to take into account the July 24, 2002 changes in its composition, the Board of Directors decided that the payments should be made on a proportional basis: 7/12th for Directors or Non-Voting Directors in office until July 24, 2002 and 5/12th for those in office after that date.

The individual amounts paid to Directors during 2002 are provided on page 92 of this report.



Board Committees

In May 2000, the Board of Directors set up three specialized Committees, each of which has internal rules of operation defining their roles and responsibilities. The current composition of the Committees reflects the changes in the composition of the Board of Directors which took place on July 24, 2002.

Strategy and Investments Committee

Chairman: Ernest-Antoine Seillière

Members: Jean-René Fourtou, Paul Hermelin, Serge Kampf and Bruno Roger.

The Committee met twice during 2002, with a meeting attendance rate of 100%.

The Strategy and Investments Committee deals with questions relating to strategic technological partnerships, the scope and development of service offerings and the Group's geographical presence. It also reviewed several acquisition or investment opportunities during 2002.

Audit Committee

Chairman: Phil Laskawy

Members: Pierre Hessler, Michel Jalabert and Jean-Bernard Lafonta.

This Committee met six times in 2002 with a meeting attendance rate of 77%. The Chief Financial Officer, the Director of the Accounts Department and the Statutory Auditors also attended these meetings.

The Committee reviewed the accounting principles used for the financial statements for the year ended December 31, 2001 and the accounting treatment of significant events which took place during that year. It also reviewed the 2001 financial statements of the Company and the Group and the main changes in Group structure which took place during the year. Its review included the write-down of investments in subsidiaries and affiliates recorded due to the reorganization of the Group's North American businesses as well as plans to recapitalize certain subsidiaries.

As the terms of office of the Statutory Auditors - Coopers & Lybrand Audit and Constantin Associés - expired at the General Shareholders Meeting of April 25, 2002, the Committee assessed the audit work carried out by the Auditors under their engagements and invited Mazars, RSM Salustro Reydel, KPMG and Deloitte Touche Tomatsu, as well as PricewaterhouseCoopers and Constantin to submit proposals based on a detailed description of Cap Gemini Ernst & Young's service requirements. Representatives of these firms then met with the Chief Financial Officer and the Finance Directors of the three largest entities outside France (North America, United Kingdom and the Benelux countries). Lastly, the firms submitted their proposals to the Chief Financial Officer and the Audit Committee which presented its recommendations to the Board of Directors.

The Committee also reviewed the provisional and final half-yearly financial statements for the period ended June 30, 2002 as well as the draft interim report of the Board of Directors and the Group's financial resources. The Audit Committee performed a general review of the report on Corporate Governance in French listed companies issued on September 23, 2002 by the working group chaired by Daniel Bouton.

Selection and Compensation Committee

Chairman: Ruud van Ommeren

Members: Christian Blanc, Terry Ozan and Geoff Unwin.

The Committee met twice during 2002, with a meeting attendance rate of 88%.

The Selection and Compensation Committee dealt with issues relating to the appointment of managers of the Group's major operating units, the determination of the variable portion of compensation in 2001 and the formulae used to calculate variable compensation for the Group's top executives in 2002.

The Committee issued recommendations related to calculating the variable portion of compensation for the Chairman of the Board and the Chief Executive Officer for 2001 and defining the applicable rules for 2002. Half of the variable portion of their compensation is based on Group performance (revenues, operating income) and half on the attainment of seven personal objectives.

The Selection and Compensation Committee reviewed the Group's planned 2003 compensation policy and recommended rules for the allocation of attendance fees between Directors, Non-Voting Directors and members of the Board Committees for 2002.

As stated above, it also reviewed the situation of each of the current members of the Board based on the definition of independence provided in the Bouton report and submitted recommendations to the Board of Directors.

Lastly, it debated the possible impact of the recommendations in the Bouton report concerning stock option policies.

List of Directorships and other functions held by members of the Board of Directors during 2002 (the eleven current members of the Board plus Pierre Hessler, Geoff Unwin and Guy de Wouters who stood down on July 24, 2002):

Serge KAMPF

France

Chairman of the Board of Directors of:	CAP GEMINI S.A. (Chairman and Chief Executive Officer until July 24, 2002)
Chairman of:	CAP GEMINI SERVICE S.A.S. (Chairman and Chief Executive Officer until June 26, 2002)
Chairman and Chief Executive Officer of:	CAP SOGETI S.A.
Director of:	CAP GEMINI TELECOM S.A. CAP GEMINI GOUVIEUX S.A. CAP GEMINI ERNST & YOUNG EMPLOYEES WORLDWIDE S.A.
Permanent representative of CAP GEMINI S.A. on the Board of Directors of:	CAP GEMINI ERNST & YOUNG UNIVERSITE S.A.
Member of the Supervisory Board and Chairman of the Appointments and Compensation Committee of:	AVENTIS S.A.

Outside France

Chairman of:	CAP GEMINI ERNST & YOUNG SUISSE S.A.
Managing Director of:	CAP GEMINI EUROPE BV CAP GEMINI BENELUX BV
Director of:	CAP GEMINI NORTH AMERICA INC. (USA) CAP GEMINI AMERICA INC. (USA)

Ernest-Antoine SEILLIÈRE

France

Chairman and Chief Executive Officer of:	WENDEL Investissement
Vice-Chairman of the Board of Directors of:	CAP GEMINI S.A.
Director of:	SOCIETE LORRAINE DE PARTICIPATIONS SIDERURGIQUES SOFISAMC GRAS-SAVOYE
Member of the Supervisory Board of:	HERMES INTERNATIONAL (S.C.A.) PEUGEOT S.A.
Permanent representative of SOFISERVICE on the Supervisory Board of:	BUREAU VERITAS

Outside France

Chairman of the Supervisory Board of:	TRADER Classified Media ORANJE-NASSAU GROEP B.V.
Director of:	CAP GEMINI AMERICA, Inc. (USA)

Christian BLANC

France

Director of:	CAP GEMINI S.A. CARREFOUR COFACE J.C. DECAUX THOMSON

Jean-René FOURTOU

France

Chairman and Chief Executive Officer of:	VIVENDI UNIVERSAL
Vice-Chairman of the Board of Directors of:	AXA ASSURANCES IARD MUTUELLE AXA ASSURANCES VIE MUTUELLE AXA COURTAGE ASSURANCES MUTUELLE
Member of the Supervisory Board of:	AXA S.A.
Chairman of the Supervisory Board of:	CANAL+ GROUP VIVENDI ENVIRONNEMENT
Vice-Chairman of the Supervisory Board of:	AVENTIS
Director of:	CAP GEMINI S.A. (from July 24, 2002)
Member of the Management Committee of:	AXA MILLESIMES S.A.S

Outside France

Chief Executive Officer of:	USI ENTERTAINMENT INC.
Director of:	USA INTERACTIVE AXA FINANCIAL INC. THE EQUITABLE LIFE ASSURANCE EADS
Chairman of:	INTERNATIONAL CHAMBER OF COMMERCE

Paul HERMELIN

France

Director and Chief Executive Officer of:	CAP GEMINI S.A. (Delegated General Manager until July 24, 2002)
Chief Executive Officer of:	CAP GEMINI SERVICE S.A.S. (Director until June 26,2002)
Chairman of:	CAP GEMINI ERNST & YOUNG FRANCE S.A.S. (Chairman and Chief Executive Officer until June 25, 2002) CAP SOGETI FRANCE S.A.S. CAP SOGETI.COM S.A.S.

Director of:	CAP GEMINI TELECOM S.A. CAP GEMINI TELECOM MEDIA & NETWORKS FRANCE S.A. GEMINI TELECOM & MEDIA FRANCE S.A. CAP GEMINI ERNST & YOUNG UNIVERSITE S.A. CAP SOGETI S.A. CAP GEMINI GOUVIEUX S.A. CAP GEMINI ERNST & YOUNG EMPLOYEES WORLDWIDE S.A.
Outside France Director of:	 CAP GEMINI NORTH AMERICA INC. (USA) CAP GEMINI AMERICA, INC. (USA) CAP GEMINI ERNST & YOUNG HOLDING, INC. (USA) CAP GEMINI ERNST & YOUNG US LLC (USA) CAP GEMINI TELECOM MEDIA & NETWORKS US SOGETI USA CAP GEMINI ERNST & YOUNG NEW BRUNSWICK, INC. (CANADA) CAP GEMINI ERNST & YOUNG NOVA SCOTIA, INC. (CANADA) CAP GEMINI ERNST & YOUNG CANADA INC. (CANADA) CGS HOLDINGS LTD (UK) CAP GEMINI ERNST & YOUNG UK PLC CAP GEMINI ERNST & YOUNG IRELAND LTD SOGETI (BELGIUM) CAP GEMINI ERNST & YOUNG ITALIA CAP GEMINI ERNST & YOUNG ESPANA CAP GEMINI TELECOM MEDIA & NETWORKS ESPANA CAP GEMINI ERNST & YOUNG CONSULTORES (PORTUGAL) CAP GEMINI ASIA PACIFIC PTE LTD CAP GEMINI ERNST & YOUNG JAPAN KK CAP GEMINI ERNST & YOUNG CONSULTING INDIA Pvt Ltd CAP GEMINI ERNST & YOUNG AUSTRALIA Pty Ltd CAP GEMINI ERNST & YOUNG NEW ZEALAND Ltd
Member of the Supervisory Board of:	CAP GEMINI N.V.

Pierre HESSLER

France Non-voting director of:	 CAP GEMINI S.A. (Director and Delegated General Manager until July 24, 2002)
Director of:	CAP GEMINI SERVICE S.A. CAP GEMINI TELECOM S.A. CAP GEMINI TELECOM MEDIA & NETWORKS FRANCE S.A. GEMINI TELECOM & MEDIA FRANCE S.A. CAP SOGETI S.A. CAP GEMINI GOUVIEUX S.A.
Permanent representative of: on the Board of Directors of:	CAP GEMINI SERVICE S.A. CAP GEMINI ERNST & YOUNG UNIVERSITE S.A.
Chairman of the Supervisory Board of:	BUREAU VERITAS S.A.
Legal manager of:	ACTIDEAS S.A.RL



Outside France

Vice-Chairman of:	CAP GEMINI ERNST & YOUNG CONSULTING ÖSTERREICH
Director of:	GEMINI CONSULTING HOLDING LTD (UK) GEMINI CONSULTING LTD (UK) BRENDER MANAGEMENT SERVICES LTD (UK) CAP GEMINI ERNST & YOUNG AB (SWEDEN) GEMINI CONSULTING (JAPAN) INC.
Member of the Supervisory Board of:	SOFTWARE DESIGN & MANAGEMENT AG (GERMANY)

Michel JALABERT

France

Director of:	CAP GEMINI S.A.

Jean-Bernard LAFONTA

France

Chief Executive Officer of:	WENDEL Investissement
Member of the Supervisory Board of:	VALEO
Director of:	WENDEL Investissement CAP GEMINI S.A. (from July 24, 2002) LEGRAND S.A. FIMEP S.A.
Permanent representative of SOFU on the Supervisory Board of:	BUREAU VERITAS
Legal manager of:	GRANIT

Outside France

Member of the Supervisory Board of:	ORANJE NASSAU GROEP B.V.
Director of:	LUMINA PARENT (LUXEMBOURG)

Phil LASKAWY

France

Director of:	CAP GEMINI S.A. (Non-voting director until July 24, 2002)

Outside France

Director of:	THE GOODYEAR TIRE & RUBBER COMPANY GENERAL MOTORS CORPORATION HEIDRICK & STRUGGLES INTERNATIONAL, INC. HENRY SCHEIN, INC. THE PROGRESSIVE CORPORATION

Ruud VAN OMMEREN

France

Director of:	CAP GEMINI S.A.

Outside France

Chairman of the Supervisory Board of:	CAP GEMINI N.V. GAK ONROEREND GOED V.O.F. DELFTS INSTRUMENTS N.V.
Member of the Supervisory Board of:	ANWB WILLEM VAN RIJN B.V.

Terry OZAN

France

Director of:	CAP GEMINI S.A. (Delegated General Manager until July 24, 2002)

Outside France

Chairman of:	CAP GEMINI ERNST & YOUNG MEXICO, S. de R.L. de C.V.
Director of:	CAP GEMINI NORTH AMERICA INC. CAP GEMINI AMERICA INC. CGEY HOLDING INC. CAP GEMINI ERNST & YOUNG U.S. LLC CAP GEMINI ERNST & YOUNG US HOLDINGS LLC BIOS GP INC. SOGETI USA LLC CAP GEMINI TELECOM MEDIA & NETWORKS US, INC. CAP GEMINI ERNST & YOUNG U.S. CONSULTING B.V. CAP GEMINI ERNST & YOUNG CANADA INC. CAP GEMINI ERNST & YOUNG U.S.A. CONSULTING COMPANY (CANADA) CAP GEMINI ERNST & YOUNG NEW BRUNSWICK INC. (CANADA) CAP GEMINI ERNST & YOUNG NOVA SCOTIA, INC. (CANADA) CAP GEMINI TELECOM MEDIA & NETWORKS UK CAP GEMINI TELECOM MEDIA & NETWORKS NEDERLAND CAP GEMINI TELECOM MEDIA & NETWORKS SWEDEN KANISA CORPORATION

Bruno ROGER

France

Chairman of:	LAZARD PARIS
Chairman and CEO, and subsequently Chairman of the Supervisory Board of:	EURAZEO
Director of:	CAP GEMINI S.A. COMPAGNIE DE SAINT-GOBAIN THALES
Member of the Supervisory Board of:	AXA PINAULT PRINTEMPS REDOUTE

Outside France

Member of the Executive Committee of:	LAZARD
Director of:	SOFINA (BELGIUM)



Geoff UNWIN

France

Non-voting director of:	CAP GEMINI S.A. (Director and Delegated General Manager until July 24, 2002)
Director and Chief Executive Officer of:	CAP GEMINI SERVICE S.A (until April 30, 2002)
Director of:	CAP GEMINI TELECOM S.A. CAP SOGETI S.A.

Outside France

Chairman of:	CAP GEMINI ERNST & YOUNG HOLDING INC. (USA) CAP GEMINI ERNST & YOUNG US LLC (USA) CAP GEMINI AMERICA, INC. (USA) CAP GEMINI ERNST & YOUNG HOLDING, INC. CAP GEMINI ERNST & YOUNG MEXICO Sde RL de CV CGS HOLDINGS Ltd (UK) CAP GEMINI ERNST & YOUNG UK, PLC CAP GEMINI ERNST & YOUNG OLDCO, LTD (UK) CAP GEMINI ERNST & YOUNG IRELAND Ltd CAP GEMINI ERNST & YOUNG OLD IRELAND Ltd CAP GEMINI ERNST & YOUNG AB (SUEDE) CAP GEMINI ERNST & YOUNG SINGAPORE FSI Pte Ltd CAP GEMINI ERNST & YOUNG SINGAPORE CONSULTANTS Pte Ltd CAP HONG KONG Ltd
Director of:	CAP GEMINI TELECOM MEDIA & NETWORKS US, INC. CAP GEMINI ERNST & YOUNG USA CONSULTING CY (CANADA) CAP GEMINI ERNST & YOUNG NEW BRUNSWICK INC. (CANADA) CAP GEMINI ERNST & YOUNG NOVA SCOTIA Ltd (CANADA) CAP GEMINI TELECOM MEDIA & NETWORKS UK CAP GEMINI TELECOM MEDIA & NETWORKS IRELAND CAP GEMINI ERNST & YOUNG US CONSULTING BV CAP GEMINI ASIA PACIFIC Pte Ltd PROFESSIONAL OUTSOURCING PTE LTD CAP GEMINI TAIWAN CAP GEMINI ERNST & YOUNG KOREA CAP GEMINI ERNST & YOUNG JAPAN KK CAP GEMINI ERNST & YOUNG AUSTRALIA Ltd CAP GEMINI ERNST & YOUNG NEW ZEALAND Ltd CAP GEMINI TELECOM MEDIA & NETWORKS SINGAPORE CAP GEMINI TELECOM MEDIA & NETWORKS MALAYSIA Sdn Bhd
Chairman of:	UNITED BUSINESS MEDIA, PLC (UK) 3GLAB (UK) HALMA PLC (UK)
Director of:	GUNWIN LTD (UK)

Guy de WOUTERS

France

Chairman of the Board of Directors of:	COMPAGNIE FINANCIERE DE LA TRINITE
Director of:	CAP GEMINI S.A. (until July 24, 2002) EUROTUNNEL WENDEL INVESTISSEMENT

Directors' interests

Compensation of Directors

The total compensation paid by the Company and other Group companies to the five managing directors in 2002 is analyzed as follows:

(in euros)

	2002	2001
Serge KAMPF	633,800	683,426
Paul HERMELIN	896,950	875,511
Pierre HESSLER (director until July 24, 2002)	245,625	501,159
Terry OZAN	1,094,687	2,060,626
Geoff UNWIN (director until July 24, 2002)	497,514	1,222,324
TOTAL	***3,368,576***	***5,343,046***

2002: 1 euro = 1.049 US dollars
1 euro = 0.851 pounds sterling

2001: 1 euro = 0.8813 US dollars
1 euro = 0.6085 pounds sterling

Half of the variable portion of these managing directors' compensation is based on Group performance (revenues, operating income) and half on the attainment of personal objectives.

Total attendance fees paid by the Company and other Group companies to the members of the Board of Directors were as follows in 2002:

(in euros)

	2002	2001
Serge KAMPF	50,000	41,900
Ernest-Antoine SEILLIERE	65,000	61,900
Christian BLANC	25,000	21,900
Paul HERMELIN	30,000	21,900
Pierre HESSLER (director until July 24, 2002)	32,500	21,900
Michel JALABERT	35,000	16,900
Ruud van OMMEREN	(*) 119,970	48,188
Terry OZAN	18,750	12,675
Bruno ROGER	55,000	41,900
Geoff UNWIN (Director until July 24, 2002)	16,875	14,550
Guy de WOUTERS (Director until July 24, 2002)	26,250	16,425
TOTAL	***(*) 474,345***	***320,138***

(*) including € 99,345 paid for 2001 and 2002 by Cap Gemini NV in his capacity as Chairman of the Supervisory Board of that company.

The 17% increase in the total amount of attendance fees paid to directors to €375,000 from €320,138 reflects the fact that in 2001 (for which attendance fees were paid in 2002), the Board of Directors and the Board's Committees met 6 times each, making a total of 12 meetings, whereas in 2000 (for which attendance fees were paid in 2001) the Board of Directors - which was set up on May 23, 2000 when the Company converted from a corporate governance structure based on a Directoire and a Supervisory Board - met only 4 times, and the Board's Committees - which were set up in July 2000 - met only 3 times, making a total of 7 meetings for the year.

Stock options

Information concerning stock options granted to and exercised by directors of Cap Gemini S.A. during the year is provided on page 79.

Regulated agreements

As of December 31, 2002, no specific agreements had been entered into other than those mentioned in the Statutory Auditors' special report.

Loans or guarantees given to directors of the Company

None

Employee profit-sharing and incentive plans

Profit-sharing and incentive plan agreements

All the French companies in the Group have signed profit-sharing agreements in accordance with French law.

Stock options

Information concerning stock options granted by Cap Gemini S.A. to the ten non-director employees with the most stock options or options exercised by those employees is provided on page 79.

Management Committee

Paul Hermelin, the Chief Executive Officer, is assisted by a Management Committee currently comprised of the following members:

William Bitan	Chief Financial Officer
Paul Cole	LEAP Program
Jean-Pierre Durant des Aulnois	General Secretary
Hubert Giraud	Outsourcing
Alexandre Haeffner	Chief Operating Officer
Mark Hauser	CEO North America
Florence Mairal	Communications
John McCain	Deputy COO
Terry Ozan(*)	Consulting
Chell Smith	Technology
Clive Williams	Operations Controller

Except for Mark Hauser, none of the members of the Management Committee carries out the same function in the subsidiaries.

The Management Committee meets once a month and has two objectives: to take decisions concerning the Group's operational management and to oversee the implementation of the strategy defined by the Board of Directors.

Persons responsible for the audit of the accounts

Statutory Auditors

- COOPERS & LYBRAND AUDIT, member of PricewaterhouseCoopers
  32, rue Guersant, 75017 Paris,
  represented by B. Rascle
  First appointed at the Ordinary Shareholders' Meeting of May 24, 1996.
  Current term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

- KPMG S.A.
  Les Hauts de Villiers, 2 bis, rue de Villiers, 92309 Levallois-Perret Cedex
  represented by JL. Decornoy and F. Quelin
  First appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Current term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

Substitute Auditors

- Yves NICOLAS
  32, rue Guersant, 75017 Paris,
  Substitute for COOPERS & LYBRAND AUDIT,
  appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

- Guillaume LIVET
  Les Hauts de Villiers, 2 bis, rue de Villiers, 92309 Levallois-Perret Cedex
  Substitute for KPMG S.A.,
  appointed at the Ordinary Shareholders' Meeting of April 25, 2002.
  Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

(*) Board member

Fees paid by the Group to the Statutory Auditors and members of their networks

(in thousands of euros)	KPMG *(appointed in 2002)*		PwC			
	Amounts	%	Amounts		%	
	2002	2002	2002	2001	2002	2001
Audit						
Statutory audit and contractual audits	1,060	58%	3,416	4,037	70%	77%
Other engagements	4	0%	643	217	13%	4%
Sub-total	***1,064***	***58%***	***4,059***	***4,254***	***83%***	***81%***
Other services						
Legal and tax advisory services	766	41%	523	836	10%	16%
IT	0		61	0	1%	0%
Internal audit	0		78	45	2%	1%
Other	20	1%	187	110	4%	2%
Sub-total	***786***	***42%***	***849***	***991***	***17%***	***19%***
TOTAL	***1,850***	***100%***	***4,908***	***5,245***	***100%***	***100%***

The Extraordinary Shareholders' Meeting of May 7, 2003 will be asked:

- to appoint PricewaterhouseCoopers Audit S.A. as substitute auditors to replace Yves Nicolas who intends to resign from his position;
- to note the planned merger between Coopers & Lybrand Audit - the Statutory Auditors - and PricewaterhouseCoopers Audit S.A., due to take place by July 31, 2003;
- provided PricewaterhouseCoopers Audit S.A. take over as Statutory Auditors due to the completion of the above-mentioned merger, to appoint Philippe Gueguen as Substitute Auditor for PricewaterhouseCoopers Audit S.A.;
- to grant the broadest powers to the Chairman of the Board of Directors to note the completion of the above-mentioned merger and to carry out all related formalities.

Person responsible for information

William Bitan
Chief Financial Officer
11, rue de Tilsitt, 75017 Paris
Tel: +33 (0)1.47.54.50.00.

2003 provisional financial calendar

First quarter 2003 revenue announcement:	April 30, 2003
First half 2003 results announcement:	September 4, 2003
Third quarter 2003 revenue announcement:	November 14, 2003
Fourth quarter 2003 revenue announcement:	February 13, 2004

This provisional calendar is given for information purposes only and is subject to subsequent amendments.

Statement by the person responsible for the reference document

"To the best of my knowledge, the information contained in the "document de référence" is correct. It includes all the information required by investors to form an opinion concerning the assets and liabilities, business, financial position, results and outlook of the Company and no information has been omitted that would be likely to alter an investor's opinion"

Paul Hermelin
Chief Executive Officer

Statement by the auditors

In our capacity as Statutory Auditors of Cap Gemini S.A. and as required by *Commission des Opérations de Bourse* regulation COB 98-01, we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in the report registered with the COB as a *"document de référence"*.

The *"document de référence"* is the responsibility of Paul Hermelin, Chief Executive Officer. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained in the *"document de référence"*.

Our procedures, which were performed in accordance with French professional standards, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the *"document de référence"* in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our audit. When reading the forward looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

Constantin Associés and Coopers & Lybrand Audit audited the financial statements of the Company and the Group for the years ended December 31, 2000 and 2001, as approved by the Board of Directors, in accordance with French generally accepted auditing standards. The reports on these financial statements were free from qualifications or observations.

We audited the financial statements of the Company for the year ended December 31, 2002, as approved by the Board of Directors, in accordance with French generally accepted auditing standards. Our reports on these financial statements were free from qualifications or observations.

We also audited the consolidated financial statements for the year ended December 31, 2002, as approved by the Board of Directors, in accordance with French generally accepted auditing standards. Our reports on these financial statements were free from qualifications but contained an observation relating to the change of accounting method due to the adoption of CRC standard 2000-06 concerning liabilities, issued on December 7, 2000.

Based on the procedures described above, we have nothing to report concerning the fairness of the accounting and financial information included in the *"document de référence"*.

Paris, April 10, 2003

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner

COB

In application of regulation COB 98-01, the *Commission des Opérations de Bourse* registered the French version of this *"document de référence"* on April 11, 2003 under no. R03-047. The *"document de référence"* may not be used in connection with a financial transaction unless it is accompanied by an Information Memorandum approved by the *Commission des Opérations de Bourse*. The *"document de référence"* was prepared by the issuer and is the responsibility of the persons whose signatures appear therein. The *"document de référence"* has been registered following an examination of the relevance and consistency of the information provided on the Company's position, without any assurance being given as to the authenticity of the accounting and financial information.

CHECKLIST

The French version of this annual report has been registered as a *"Document de Référence"* with the *Commission des Opérations de Bourse*. The following checklist shows the main information required under the Commission's regulations and application instructions.


CAP GEMINI
ERNST & YOUNG

(2)

Exhibit 2

Half-year Report for the period ending 30 June 2002

Rapport Semestriel
30 juin 2002



03 DEC 10 AM 7:21

Half-year Report
30 June 2002

Cap Gemini Ernst & Young


SOMMAIRE / TABLE OF CONTENTS

PRINCIPALES DONNÉES FINANCIÈRES
AU 30 JUIN 2002

(en millions d'euros)	Comptes consolidés		Comptes pro forma
	1er semestre 2001	1er semestre 2002	1er semestre 2001
PRODUITS D'EXPLOITATION	***4 440***	***3 733***	***4 440***
RÉSULTAT D'EXPLOITATION	***269***	***10***	***269***
MARGE D'EXPLOITATION	***6,1%***	***0,3%***	***6,1%***
RÉSULTAT NET (part du Groupe)	***111***	***(256)***	***83***
RENTABILITÉ NETTE	***2,5%***	***(6,9%)***	***1,9%***
RÉSULTAT PAR ACTION			
- Nombre moyen d'actions retraité	126 766 449	126 366 859	126 766 449
- Résultat net dilué (part du Groupe) en euros	0,88	(2,04)	0,66
Trésorerie Nette	362	247	362
NOMBRE TOTAL DE COLLABORATEURS			
au 30 juin	60 254	55 497	60 254

FINANCIAL HIGHLIGHTS
AT JUNE 30, 2002

(in € millions)	Consolidated accounts		Pro forma accounts
	1st half 2001	1st half 2002	1st half 2001
OPERATING REVENUE	*4,440*	*3,733*	*4,440*
OPERATING INCOME	*269*	*10*	*269*
OPERATING MARGIN	*6.1%*	*0.3%*	*6.1%*
NET INCOME/(LOSS)	*111*	*(256)*	*83*
NET MARGIN	*2.5%*	*(6.9%)*	*1.9%*
EARNINGS PER SHARE			
- Adjusted average number of shares	126,766,449	126,366,859	126,766,449
- Diluted net income (loss) in €	0.88	(2.04)	0.66
Net cash and cash equivalents	362	247	362
TOTAL NUMBER OF EMPLOYEES			
at June 30	60,254	55,497	60,254

RAPPORT D'ACTIVITÉ SEMESTRIEL

L'ACTIVITÉ DU PREMIER SEMESTRE 2002

En 2001, le Groupe a procédé à des restructurations afin d'adapter sa structure de coûts à une baisse de la demande que l'ensemble des observateurs s'accordait alors à considérer comme temporaire et susceptible de s'infléchir courant 2002.

Ces restructurations, qui ont eu pour effet de faire passer l'effectif du Groupe de 59 549 personnes début 2001 à 57 760 personnes début 2002 (dont plus de 1000 personnes en période de préavis), avaient été calibrées en prenant pour hypothèse que l'activité se stabiliserait à partir de la fin du premier semestre 2002. Or, malgré une stabilisation du chiffre d'affaires au deuxième trimestre 2002 par rapport au premier trimestre 2002, le marché est resté difficile et imprévisible, et la perspective d'une reprise en cours d'année s'est progressivement éloignée.

Au premier semestre 2002, l'activité a été en recul de 14,5% à taux de change et périmètre constants par rapport à celle du premier semestre 2001. Cette évolution défavorable ne doit pas occulter la signature d'importants contrats avec des clients prestigieux, tant dans le domaine du conseil et des projets (Nieman Marcus, Daimler Chrysler, Royal Dutch Shell, ABN Amro, Ford Motor Company,...) que dans celui de l'infogérance (Hydro One, Werkling, Nasdaq Europe, Llyods TSB, BHP Ltd Australia, Clarian Health Partners,...).

Dans ces conditions, et afin d'améliorer la marge d'exploitation du Groupe qui n'a été que de 0,3% au premier semestre, la réduction d'effectifs d'environ 1000 personnes lancée en fin de premier trimestre a été complétée par un plan de 2500 licenciements supplémentaires annoncés fin juin, qui concerne les pays et secteurs où l'activité a été la plus affectée, en particulier les secteurs des télécommunications et de la finance. Au premier semestre 2002, l'ensemble des coûts de restructuration s'est élevé à 122 millions d'euros et l'effectif au 30 juin 2002 ressort à 55 497 personnes.

Par ailleurs, le Groupe a également tiré les conséquences du fait qu'au cours des dix-huit derniers mois, la demande a changé non seulement en volume – l'investissement émanant des secteurs jusque là les plus porteurs (Finance, Télécommunications et Haute Technologie) ayant été sévèrement réduit – mais également dans ses caractéristiques : comportements d'achat, exigence d'un retour immédiat sur investissement, réduction de la taille des contrats, etc. Dans ces conditions, et sans attendre les effets d'une reprise économique et des investissements dont personne aujourd'hui ne s'aventure à pronostiquer la date, le Groupe a décidé de modifier en profondeur son organisation en lançant fin juin un programme de transformation baptisé LEAP !

Ce programme a pour principaux objectifs :

- d'articuler l'organisation et la gestion du Groupe autour de ses principaux métiers : Conseil, Technologie, Infogérance et Assistance Technique de proximité ; les effets positifs attendus de cette nouvelle organisation, qui sera mise en place à compter du 1er janvier 2003, s'analysent tant en termes de dynamique commerciale que d'efficacité opérationnelle;
- d'alléger les structures fonctionnelles en supprimant d'ici juin 2003 environ 3000 postes aujourd'hui non directement facturables, les personnes concernées étant affectées à des fonctions de ventes ou de production ou à défaut, appelées à quitter le Groupe ;
- de réduire les charges de structure du Groupe de manière significative, et ce notamment par le biais de programmes de centralisation des achats, d'optimisation des fonctions administratives et de rationalisation de notre parc de centres de calcul (infogérance) et de bureaux ;
- d'accélérer l'industrialisation de la production de nos services par une utilisation plus systématique de nos centres de développement applicatif dans notre activité d'intégration de systèmes. Ces centres sont localisés dans des zones à coûts salariaux inférieurs, ce qui constitue une variable importante d'ajustement de nos coûts.

La mise en œuvre de ce programme de transformation est conforme au calendrier fixé fin juin et devrait commencer à porter ses fruits dès les derniers mois de l'exercice en cours.

INTERIM FINANCIAL REVIEW

FIRST-HALF 2002 BUSINESS REVIEW

In 2001, the Group carried out a restructuring plan designed to adapt its cost structure to a falloff in demand, pending a market rebound which all observers expected to see in 2002.

This restructuring plan, which resulted into a reduction in the number of Group employees to 57,760 persons at January 1, 2002 (including 1,000 people working out their notice period) from 59,549 one year earlier, was designed assuming that revenues would stabilize at the end of first-half 2002. However, although second quarter 2002 revenues held firm compared with the first quarter, the market remained difficult and unpredictable, and the probability of a rebound during the year has become increasingly remote.

First-half 2002 revenues contracted by 14.5%, like-for-like, compared with the same period of 2001. It should be noted however that major contracts were signed with top-drawer clients in the areas of consulting (Nieman Marcus, Daimler Chrysler, Royal Dutch Shell, ABN Amro, Ford Motor Company, etc.) and outsourcing (Hydro One, Werklinq, Nasdaq Europe, Lloyds TSB, BHP Ltd Australia and Clarian Health Partners, etc.).

In this context, in order to improve the Group's operating margin - which stood at a mere 0.3% in the first half - elimination of a further 2,500 jobs was announced at the end of June 2002, on top of the 1,000 jobs cut at the end of the first quarter. This additional capacity adjustment focuses on the countries and sectors that have been the hardest hit by the market slowdown, especially the telecoms and financial services sectors. Total restructuring costs incurred in the first half of 2002 came to €122 million and the number of Group employees amounts to 55,497 persons at June 30, 2002.

Also, the Group has drawn conclusion out of both quantitative and qualitative changes in demand over the last eighteen months. Investment by what were previously the most buoyant sectors (financial services, telecoms and high technology) has been severely curtailed. At the same time, the Group has seen a change in purchasing practices: clients are looking for an immediate return on investment, and the average size of contracts has become smaller. Without waiting for a market rebound that no one is currently able to predict, the Group has decided to extensively reshape the organization by implementing an ambitious transformation program, dubbed LEAP!

The key objectives of this program, launched at the end of June, are to:

- Structure the Group's organization and management around its core businesses: consulting, business solutions and technology, outsourcing and local technical support. The new organization, which will be up and running on January 1, 2003, should fuel increased sales momentum backed by enhanced operating efficiency.
- Streamline support structures, by eliminating around 3,000 jobs that do not directly contribute to generating revenues by June 2003. Wherever possible, the staff concerned will be re-assigned to sales or production positions, otherwise will have to leave the Group.
- Significantly reduce Group overheads. This will be achieved by implementing centralized procurement programs, improving administrative efficiency, and rationalizing data center (outsourcing) and office facilities.
- Step up the pace of service production "industrialization" through more systematic use by the systems integration business of the Group's applications development centers. These centers are located in countries with lower labor costs and their increased use will therefore have an appreciable impact on the cost base.

These transformation programs are being implemented in accordance with the timeline drawn up at the end of June and should begin to pay dividends in the final months of this year.

ANALYSE DES COMPTES CONSOLIDÉS ET DES COMPTES DE LA SOCIÉTÉ MÈRE

Le compte de résultat consolidé

- **Les produits d'exploitation** s'élèvent à 3 733 millions d'euros, en recul de 15,9 % sur ceux du premier semestre 2001 (4 440 millions d'euros). A taux de change et périmètre constants, cette baisse est de 14,5 %.

En revanche l'analyse séquentielle par trimestre fait apparaître une stabilisation progressive avec un chiffre d'affaires de 1 873 millions d'euros au 1er trimestre et 1 860 millions d'euros au 2ème trimestre.

La répartition géographique du chiffre d'affaires consolidé au 30 juin 2002 est peu différente de celle du premier semestre 2001, avec toutefois des évolutions contrastées :

- l'Amérique du Nord constitue toujours la première région du Groupe avec un chiffre d'affaires de 1 214 millions d'euros au 30 juin 2002, soit 32 % du chiffre d'affaires consolidé (34 % au premier semestre 2001). Par rapport au second semestre 2001, le chiffre d'affaires dans cette région est en recul de 8 % à taux et périmètre constants, conséquence de difficultés persistantes dans les secteurs des Télécommunications, de la Finance et de la Haute Technologie, secteurs auxquels les opérations nord-américaines étaient tout particulièrement exposées ;
- en France, le chiffre d'affaires s'élève à 659 millions d'euros au 30 juin 2002, soit 18 % du chiffre d'affaires du premier semestre 2002 contre 16 % du premier semestre 2001 ; la croissance des secteurs Public et Energie a été particulièrement remarquable, leur contribution au chiffre d'affaires France étant passée de 12 % au premier semestre 2001 à 18 % au premier semestre 2002.
- au Royaume-Uni, le chiffre d'affaires s'élève à 631 millions d'euros au 30 juin 2002, soit 17 % du chiffre d'affaires du Groupe (contribution stable par rapport au premier semestre 2001). L'activité au Royaume-Uni a souffert d'une demande faible dans les secteurs des Télécommunications, de la Finance et de la Haute Technologie ; en revanche le secteur Public a fortement progressé et représente, au 30 juin 2002, 20 % du chiffre d'affaires de cette zone contre 10 % au premier semestre 2001.
- au Benelux, le chiffre d'affaires s'élève à 479 millions d'euros au 30 juin 2002, soit 13 % du chiffre d'affaires du Groupe (12 % pour le premier semestre 2001) ; dans cette région, la bonne performance du secteur Energie, "Utilities" & Chimie n'a pas compensé les évolutions négatives enregistrées sur les secteurs des Télécommunications, de la Finance, de la Haute Technologie, des Produits de consommation et Distribution .

L'analyse du chiffre d'affaires consolidé par lignes de services et par secteurs fait ressortir quelques évolutions notables, reflet des premiers succès de la politique d'ajustement de notre portefeuille de services :

- l'Infogérance représente 27 % du chiffre d'affaires du Groupe au 30 juin 2002 contre 20 % au 30 juin 2001, alors que l'activité projet (Conseil et Intégration de Systèmes) voit sa contribution passer de 80 % à 73 % entre les 30 juin 2001 et 2002, essentiellement du fait de la faible demande en Intégration de Systèmes ;
- se sont notablement renforcés : le secteur Public (16 % du chiffre d'affaires au 30 juin 2002 contre 7 % au 30 juin 2001), et dans une moindre mesure le secteur Energie, "Utilities" & Chimie, passé de 11 % à 16 %. A l'opposé, les trois secteurs les plus touchés par le ralentissement de la demande (Télécommunications, Finance, Haute Technologie) représentent ensemble 41 % du chiffre d'affaires du Groupe au 30 juin 2002 contre 53 % au 30 juin 2001. La contribution des autres secteurs est restée globalement stable.

- **Le résultat d'exploitation** s'élève à 10 millions d'euros, soit une marge d'exploitation de 0,3 % au premier semestre 2002 contre 6,1 % au premier semestre 2001 et 3,9 % au second. Cette détérioration de la marge provient du fait que le taux d'utilisation a été tout au long du premier semestre en dessous de l'objectif de 73 % que le Groupe s'était fixé. La situation est contrastée selon les régions : si la détérioration de la marge entre le second semestre 2001 et le premier semestre 2002 est particulièrement sensible en Europe du sud, en Europe centrale et sur la zone Asie-Pacifique, la situation au Royaume-Uni semble se stabiliser (-16 millions d'euros au premier semestre 2002 contre -31 millions d'euros au deuxième semestre 2001). L'Amérique du Nord et les pays Nordiques sont à l'équilibre et deux régions présentent une marge largement supérieure à la moyenne du Groupe : le Bénélux (4,8 %) et la France (5,3 %).

- **Le résultat financier** s'établit à une perte de 1 million d'euros contre un profit de 9 millions d'euros au premier semestre 2001. Cette variation résulte essentiellement de la baisse des revenus financiers liés à la diminution de la valeur des placements.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP AND THE COMPANY

Consolidated statement of income

- **Operating revenue** for the period contracted by 15.9% to €3,733 million from €4,440 million for first-half 2001. Based on a comparable Group structure and at constant exchange rates, the decline was 14.5%.

However, revenues gradually stabilized over the period, with the second quarter revenues coming in at €1,860 million compared with €1,873 million in the first quarter.

The geographic breakdown of consolidated revenues was largely unchanged compared with first-half 2001, but the Group's performance in the various regions was uneven:

- With revenues of €1,214 million, North America remains the Group's largest geographic market, accounting for 32% of total consolidated revenue versus 34% in first-half 2001. Compared with second-half 2001, revenues from this region contracted 8% like-for-like, reflecting the ongoing problems faced by the Telecoms, Financial Services and High Technology sectors, to which North-American operations were particularly exposed.
- In France, first-half 2002 revenues totaled €659 million, representing 18% of the consolidated total versus 16% in the same period of 2001. The Public Services and Energy sectors enjoyed exceptionally strong growth, raising their contribution to domestic revenues to 18% from 12% in first-half 2001.
- In the United Kingdom, revenues came to €631 million, representing 17% of the Group total, unchanged from first-half 2001. The UK business was adversely affected by weak demand in the Telecoms, Financial Services and High Technology sectors. By contrast, Public Services sector revenues advanced strongly, accounting for 20% of total UK revenues versus 10% in first-half 2001.
- In Benelux, revenues amounted to €479 million, representing 13% of the Group total versus 12% in first-half 2001. The robust performance of the Energy, Utilities and Chemicals sector did not offset declines in revenues from the Telecoms, Financial Services, High Technology, Consumer Goods and Retail sectors.

The analysis of consolidated operating revenue by service line and by sector testifies to the emerging success of the Group's policy of realigning its service offering:

- Outsourcing accounted for 27% of consolidated operating revenues in first-half 2002 versus 20% in the same period of 2001, while the relative contribution of project work (consulting and systems integration) fell back to 73% from 80%, primarily due to lower systems integration revenues.
- Public Services sector revenues surged to 16% of the Group total from 7% in first-half 2001, and the contribution of the Energy, Utilities and Chemicals sector climbed to 16% from 11%.
- The three sectors that were the hardest hit by the falloff in demand (Telecoms, Financial Services and High Technology) together accounted for 41% of consolidated revenue versus 53% in first-half 2001.
- The relative contributions of the other sectors remained more or less unchanged.

- **Operating income** came to €10 million, representing 0.3% of revenue versus 6.1% in first-half 2001 and 3.9% in the second half. The lower margin stemmed from the fact that the staff utilization rate remained below the 73% Group's target during the first half. The picture was mixed, according to the region. While margins deteriorated significantly between second-half 2001 and first-half 2002 in Southern Europe, Central Europe and the Asia-Pacific region, in the United Kingdom operating performance seems to be stabilizing (- €16 million in first-half 2002 against - €31 million in second-half 2001). Operations in North America and Nordic Countries broke even. Two regions achieved margins well above the Group average - Benelux with 4.8% and France with 5.3%.

- The Group had **net interest expense** of €1 million in first-half 2002, as opposed to net interest income of €9 million in the same period of 2001. The negative swing was primarily due to the decline in value of short-term investments, which had the effect of reducing investment income.

- **Les autres produits et charges** (net) s'élèvent à -141 millions d'euros et sont principalement composés de :
  - 122 millions d'euros de coûts de restructuration :
    - 111 millions d'euros sont liés aux réductions d'effectifs lancées au cours du premier semestre, principalement aux Etats-Unis, en Grande Bretagne, en Europe du sud, dans les pays nordiques et dans l'ensemble des activités télécommunication du Groupe ;
    - 11 millions d'euros concernent principalement des coûts de fermeture de locaux ;
  - 19 millions d'euros, composés essentiellement de l'effet de l'actualisation de l'actif d'impôt à long terme reconnu sur l'acquisition des activités nord-américaines d'Ernst & Young à hauteur de 12 millions d'euros, et de pertes sur créances financières.

- **La charge d'impôt** de 21 millions d'euros constatée dans les comptes consolidés au 30 juin est à comparer à une charge d'impôt de 100 millions d'euros pour le premier semestre 2001. La variation s'explique à la fois par la diminution des résultats imposables des zones géographiques, partiellement compensée par une non reconnaissance, en application du principe de prudence, d'actifs d'impôts différés sur les pertes reportables du premier semestre 2002 générées principalement en Asie-Pacifique et en Italie.

- **La réévaluation de la valeur des parts de marché** des activités télécommunication du Groupe aux Etats-Unis se traduit par une charge exceptionnelle de 85 millions d'euros.

- **Le résultat net part du Groupe** s'élève à -256 millions d'euros (contre 111 millions au premier semestre 2001), après prise en compte du résultat des société mises en équivalence, des intérêts minoritaires, de l'amortissement des écarts d'acquisition et de la dépréciation des parts de marché. Au 30 juin 2002, le résultat net dilué par action s'élève à -2,04 euros contre 0,88 euros au 30 juin 2001.

Le bilan consolidé

- La situation nette de l'ensemble consolidé (capitaux propres et intérêts minoritaires) s'établit à 3 833 millions d'euros, soit, par rapport au 31 décembre 2001, une diminution de 509 millions d'euros qui résulte principalement des mouvements suivants :
  - le résultat net consolidé part du Groupe des six premiers mois (-256 millions d'euros),
  - la variation de la réserve de conversion (-204 millions d'euros) qui traduit principalement l'évolution du dollar américain par rapport à l'euro,
  - la distribution de 50 millions d'euros de dividendes par la société mère Cap Gemini SA au titre de l'exercice 2001,
  - les augmentations de capital de 12 millions d'euros consécutives à des levées d'options par les salariés du Groupe,
  - l'élimination nette (-6 millions d'euros) des actions retournées à Cap Gemini S.A. par des anciens associés d'Ernst & Young ayant quitté le Groupe.

- La diminution, pour un montant de 197 millions d'euros, des actifs à long terme entre le 31 décembre 2001 et le 30 juin 2002, résulte principalement des mouvements suivants :
  - la dépréciation exceptionnelle pour 85 millions d'euros de la valeur des parts de marché des activités télécommunication du Groupe aux Etats-Unis,
  - la constatation d'écarts d'acquisition de 34 millions d'euros relatifs à l'acquisition de 49 % de New Horizon et au rachat d'une partie des activités de la société Werklinq,
  - l'acquisition nette d'immobilisations corporelles, principalement aux Etats-Unis (+34 millions d'euros) et en France (+29 millions d'euros),
  - l'effet de la conversion des actifs en devises pour -196 millions d'euros (dont -101 millions d'euros sur l'impôt différé actif à long terme).

- Les créances d'exploitation nettes incluent les clients et comptes rattachés nets pour 1 992 millions d'euros (contre 2 068 millions d'euros au 31 décembre 2001), soit une diminution de 3,7 % qu'il convient de comparer à une diminution des produits d'exploitation de 6,1 % entre le deuxième semestre 2001 et le premier semestre 2002.

- La trésorerie nette consolidée au 30 juin 2002 s'élève à 247 millions d'euros contre 698 millions au 31 décembre 2001, la variation s'expliquant essentiellement par :
  - un flux de trésorerie d'exploitation négatif de 274 millions d'euros qui intègre une dégradation du besoin en fonds de roulement pour 193 *millions d'euros ; à l'effet habituel de saisonnalité qui s'exerce sur le cash flow s'est ajouté l'impact des coûts de* restructuration ;
  - un flux de trésorerie d'investissements négatifs de 130 millions d'euros,
  - le paiement de 50 millions d'euros de dividendes.

- **Other revenues and expenses (net)** represented a net expense of €141 million. This item consists mainly of:
  - €122 million in restructuring costs, including:
    - €111 million in costs linked to the staff cutbacks launched in the first half, mainly in the United States, the United Kingdom, Southern Europe, the Nordic countries and across all of the Group's Telecoms activities, and
    - €11 million related mainly to facilities closures.
  - €19 million in other expenses, including the €12 million impact of discounting of the long-term deferred tax asset recognized at the time of acquisition of the Ernst & Young businesses in North America, and losses on financial receivables.

- **Income tax** for the period amounted to €21 million compared with €100 million in first-half 2001. The decrease reflects the decline in taxable income in the various geographic regions, partly compensated by the prudent non-recognition of deferred tax assets in respect of tax loss carryforwards generated in first-half 2002, primarily in the Asia-Pacific region and Italy.

- **The value attributed to the market share** of the Group's Telecoms business in the United States was written down by €85 million during the period. This charge is included in amortization of goodwill in the consolidated statement of income.

- **The Group ended** the period with a net loss of €256 million as opposed to net income of €111 million for first-half 2001, after taking into account the Group's equity in the results of affiliates, minority interests, goodwill amortization and the write-down of market shares. The diluted loss per share was €2.04, compared with diluted earnings per share of €0.88 in first-half 2001.

Consolidated balance sheet

- At June 30, 2002, shareholders' equity including minority interests stood at €3,833 million. The €509 million decrease compared with the December 31, 2001 figure was primarily attributable to the following movements:
  - inclusion of the first-half net loss of €256 million,
  - a €204 million negative translation adjustment, primarily concerning the US dollar,
  - payment of the Cap Gemini SA 2001 dividend, in the amount of €50 million,
  - share issues amounting to €12 million, on exercise of employee stock options,
  - elimination of shares returned to Cap Gemini SA by former Ernst & Young partners who have left the Group, leading to a net reduction in shareholders' equity of €6 million.

- The €197 million decrease in non-current assets compared with December 31, 2001 stemmed mainly from:
  - the €85 million write-down of the market share of the United States Telecoms business,
  - the recognition of €34 million worth of goodwill arising on acquisition of an additional 49% interest in New Horizon and of part of the business of Werklinq.
  - net additions to property, plant and equipment, mainly in the United States (€34 million) and France (€29 million)
  - net negative translation adjustments to assets in foreign currencies in the amount of €196 million, including a €101 million negative adjustment to long-term deferred tax assets.

- Accounts and notes receivable include net trade receivables of €1,992 million versus €2,068 million at December 31, 2001. The 3.7% decrease should be set against the 6.1% decline in operating revenue between second-half 2001 and first-half 2002.

- Cash and cash equivalents amounted to €247 million at June at June 30, 2002 against €698 million at December 31, 2001, the variation being mainly due to the following factors:
  - cash flows from operating activities represented a net outflow of €274 million, including a €193 million negative change in working capital; besides, restructuring costs came in addition to the usual seasonality impact on cash flow;
  - cash flow provided by investing activities represented a net outflow of €130 million;
  - €50 million dividends were paid;

Les comptes de la société mère Cap Gemini S.A.

- Le total des produits d'exploitation et des produits financiers du premier semestre 2002 de Cap Gemini SA s'élève à 151 millions d'euros contre 165 millions d'euros pour le premier semestre 2001, une diminution principalement due à de moindres redevances facturées aux filiales du Groupe.

- Le résultat avant impôt du premier semestre 2002 est un bénéfice de 387 millions d'euros contre 157 millions d'euros au 30 juin 2001.

MODIFICATION DE LA GOUVERNANCE DU GROUPE ET DES ÉQUIPES DIRIGEANTES

Faisant usage du pouvoir qui lui en avait été donné par l'Assemblée Générale du 25 avril dernier - et dans le cadre de la loi sur les Nouvelles Régulations Economiques (N.R.E.) - le Conseil d'Administration du 24 juillet 2002 :

- a décidé de dissocier les fonctions de Président du Conseil d'Administration et de Directeur Général,
- a réélu M. Serge Kampf dans les fonctions de Président du Conseil,
- a nommé M. Paul Hermelin dans celles de Directeur Général pour la durée de son mandat d'administrateur.

Le Conseil d'Administration a enregistré la démission de trois administrateurs – MM. Pierre Hessler, Geoff Unwin et Guy de Wouters – et a coopté pour leur succéder :

- M. Jean-René Fourtou, vice Président du Conseil de Surveillance d'Aventis et nouveau P.-D.G. de Vivendi Universal (qui est aussi un "ancien du Groupe" puisqu'il avait été de 1976 à 1986 le P.-D.G. de l'une de ses composantes, Bossard Consultants)
- M. Jean-Bernard Lafonta, Directeur Général de Wendel Investissement (ex C.G.I.P.)
- M. Phil Laskawy, ancien chairman d'Ernst & Young.

Les 11 administrateurs de Cap Gemini S.A. sont donc maintenant :

MM. Serge Kampf, Président du Conseil
Ernest-Antoine Seillière, Vice Président
Christian Blanc
Jean-René Fourtou
Paul Hermelin
Michel Jalabert
Jean-Bernard Lafonta
Phil Laskawy
Ruud van Ommeren
Terry Ozan
Bruno Roger

Enfin, le Conseil a décidé de coopter en qualité de nouveaux censeurs MM. Pierre Hessler et Geoff Unwin en remplacement respectivement de M. Phil Laskawy, nommé administrateur, et de M. Chris van Breugel, appelé aux fonctions de Président du Groupe SOGETI.

Paul Hermelin, Directeur général du Groupe (C.E.O.) a décidé de s'entourer d'une nouvelle équipe de managers et de structurer la direction du Groupe avec la nomination d'un Directeur des opérations (C.O.O.), Alexandre Haeffner, ancien responsable de l'unité Telecom, Media et Réseaux et la confirmation de William Bitan dans le rôle de Directeur Financier (CFO). Cette direction générale est renforcée par l'arrivée de Paul Cole, Directeur commercial et responsable du programme de transformation du Groupe et de John McCain, ancien membre du comité exécutif d'EDS.

PERSPECTIVES POUR L'EXERCICE 2002

Dès le début de l'été, il est devenu évident que la reprise de l'activité initialement attendue pour le second semestre 2002 n'interviendrait pas au mieux avant 2003 et les perspectives économiques se sont au contraire dégradées. Les entreprises favorisent le désendettement par rapport à l'investissement, ce qui affecte très directement la dépense informatique. Dans notre métier, la pression sur les prix que subit l'ensemble de l'Europe atteint désormais le niveau qui prévalait sur le marché nord-américain et au Royaume-Uni dès 2001.

Tenant compte d'un marché qui semble devoir rester durablement atone, le Conseil a retenu comme priorité stratégique le redressement de la marge opérationnelle et invité la direction générale à privilégier les activités présentant la meilleure rentabilité.

Dans ce contexte, le Groupe anticipe aujourd'hui un chiffre d'affaires pour le second semestre inférieur d'environ 7 % à celui du premier semestre (à taux de change et périmètre constants) mais maintient l'objectif de marge qu'il s'était fixé pour ce second semestre. Pour cela, il accélère la mise en œuvre des mesures annoncées en juin dernier dans le cadre du programme LEAP ! : ajustement des capacités de production (qui a déjà permis de porter le taux d'activité à 73 % au cours du troisième trimestre) et réduction de la structure des coûts.

Comment on the Cap Gemini SA financial statements

- In first-half 2002, Cap Gemini SA's combined operating revenues and interest income totaled €151 million versus €165 million in the same period of 2001. The decrease stemmed mainly from a reduction in management fees billed to Group subsidiaries.

- Income before tax came to €387 million in first-half 2002 compared with €157 million in first-half 2001.

CORPORATE GOVERNANCE AND MANAGEMENT CHANGES

At the meeting held on July 24, 2002, the Board of Directors decided to act on the authorization given by shareholders at the April 25 Annual Shareholders' Meeting pursuant to the corporate governance provisions of the "NRE" Act, by separating the functions of Chairman of the Board of Directors and Chief Executive Officer. Serge Kampf was re-elected as Chairman of the Board and Paul Hermelin was appointed Chief Executive Officer for the remainder of his term as director.

The Board of Directors also noted the resignation of three directors - Pierre Hessler, Geoff Unwin and Guy de Wouters - and appointed the following persons as their successors, subject to ratification at the General Shareholders' Meeting:

- Jean-René Fourtou, Vice Chairman of the Supervisory Board of Aventis and new Chairman and CEO of Vivendi Universal. Jean-René Fourtou knows the Group well, having been Chairman and CEO of one of the Group's businesses, Bossard Consultants, from 1976 to 1986.
- Jean-Bernard Lafonta, Chief Executive Officer of Wendel Investissement (formerly C.G.I.P.)
- Phil Laskawy, former Chairman of Ernst & Young.

Following these appointments, the 11 members of the Cap Gemini SA Board are now:

Serge Kampf, Chairman	Jean-Bernard Lafonta
Ernest-Antoine Seillière, Vice Chairman	Phil Laskawy
Christian Blanc	Ruud van Ommeren
Jean-René Fourtou	Terry Ozan
Paul Hermelin	Bruno Roger
Michel Jalabert	

The Board also decided to appoint Pierre Hessler and Geoff Unwin as non-voting directors ("Censors") to replace Phil Laskawy, appointed as director, and Chris van Breugel, who has taken up a position as Chairman of the Sogeti Group.

Paul Hermelin, Group CEO, has decided to enlist the support of a new group of managers and to structure Group senior management by appointing Alexandre Haeffner, former head of the Telecom, Media and Networks sector, as Chief Operating Officer and confirming William Bitan as Chief Financial Officer. The senior management team has been strengthened with the arrival of Paul Cole, Director in charge of sales and marketing and the Group transformation program, and John McCain, former member of the EDS Executive Committee.

OUTLOOK FOR 2002

Since the beginning of the summer, it became clear that the business recovery initially expected for the second half of 2002 would not occur before 2003 at best, and the economic outlook has on the contrary deteriorated. Companies are favoring debt reduction over investment, which is directly affecting IT spending. In our industry, the price pressure in the whole of Europe is now reaching the levels which were already being felt on the North American market and in the United Kingdom from 2001 onwards.

Since it is probable that the sluggishness of the market will be long-lasting, the Board has confirmed that the recovery of the operating margin is the strategic priority and has asked the management to privilege the more profitable areas of our business.

In this context, the Group is now anticipating a second half revenue around 7% lower than for the first half (at constant exchange rates and perimeter) but maintains the margin objective set for this second half. In order to achieve this, it is accelerating the implementation of the measures announced last June as part of the LEAP! program: adjustment of delivery capacity (which has already brought the utilization rate up to 73% in the third quarter) and cost structure reduction.

COMPTES SEMESTRIELS CONSOLIDÉS 2002

RAPPORT DES COMMISSAIRES AUX COMPTES
SUR L'EXAMEN LIMITE DES COMPTES SEMESTRIELS CONSOLIDES RELATIFS A LA PERIODE DU 1ER JANVIER AU 30 JUIN 2002

Aux actionnaires de CAP GEMINI S.A.,

En notre qualité de commissaires aux comptes de votre société et en application de l'article L. 232-7 du Code de Commerce, nous avons procédé à :

- l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés de la société Cap Gemini SA et de ses filiales (le Groupe "Cap Gemini Ernst & Young"), établis en euros, relatifs à la période du 1er janvier au 30 juin 2002, tels qu'ils sont joints au présent rapport ;

- la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en oeuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes semestriels consolidés, établis conformément aux règles et principes comptables français, et l'image fidèle qu'ils donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation à la fin de ce semestre.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note 3 de l'annexe qui expose un changement de méthode comptable lié à la première application du règlement CRC n° 2000-06 du 7 décembre 2000 relatif aux passifs.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Fait à Paris, le 16 octobre 2002

Les Commissaires aux Comptes

COOPERS & LYBRAND AUDIT
Membre de PricewaterhouseCoopers
Bernard Rascle

KPMG AUDIT
Département de KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Associé Associé



2002 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' REPORT
ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2002

To the shareholders of CAP GEMINI S.A.,

In our capacity as statutory auditors and in accordance with section L. 232-7 of the Commercial Code, we have performed a limited review of the accompanying interim consolidated financial statements ("tableau d'activité et de résultats") of Cap Gemini S.A. and its subsidiaries (the "Cap Gemini Ernst & Young Group") for the period from January 1 to June 30, 2002, presented in euro. We have also reviewed the information contained in the Interim Report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our limited review, is to report our conclusions concerning these financial statements.

We conducted our limited review in accordance with the standards generally accepted in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from a full audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements in order to present fully the consolidated results of operations for the six-month period ended June 30, 2002 and the consolidated financial position and assets and liabilities of the Cap Gemini Ernst & Young Group at that date, in accordance with French generally accepted accounting principles.

Note 3 to the interim consolidated financial statements provides details of a change of accounting method arising from the adoption of standard CRC 2000-06 of December 7, 2000 concerning liabilities. This emphasis of matter does not affect the conclusions expressed above.

As required by professional standards generally accepted in France, we have also reviewed the information given in the interim report accompanying the consolidated financial statements that were the subject of our limited review.

We have no matters to report concerning the fairness of this information or its consistency with the interim consolidated financial statements.

Paris, October 16, 2002

The Statutory Auditors

COOPERS & LYBRAND AUDIT
Member of PricewaterhouseCoopers
Bernard Rascle

KPMG Audit,
Department of KPMG S.A.
Jean-Luc Decornoy - Fréderic Quélin
Partner Partner

COMPTES DE RÉSULTATS CONSOLIDÉS

POUR L'EXERCICE 2001 ET POUR LES PREMIERS SEMESTRES CLOS LES 30 JUIN 2001 ET 2002

(en millions d'euros)	Exercice 2001		1er semestre 2001		1er semestre 2002	
	Montants	%	Montants	%	Montants	%
Produits d'exploitation	***8 416***	***100,0***	***4 440***	***100,0***	***3 733***	***100,0***
Charges d'exploitation	(7 993)	(95,0)	(4 171)	(93,9)	(3 723)	(99,7)
Résultat d'exploitation	***423***	***5,0***	***269***	***6,1***	***10***	***0,3***
Produits/frais financiers (net)	6	0,1	9	0,2	(1)	(0,0)
Autres produits et charges (net)	(139)	(1,7)	(53)	(1,2)	(141)	(3,8)
Résultat avant impôts des sociétés intégrées	***290***	***3,4***	***225***	***5,1***	***(132)***	***(3,5)***
Impôts	(104)	(1,2)	(100)	(2,3)	(21)	(0,6)
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché	***186***	***2,2***	***125***	***2,8***	***(153)***	***(4,1)***
Résultat des sociétés mises en équivalence	(3)	-	(1)		(1)	-
Intérêts minoritaires	-	-	-	-	1	-
Résultat net (part du Groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché	***183***	***2,2***	***124***	***2,8***	***(153)***	***(4,1)***
Amortissement des écarts d'acquisition et dépréciation des parts de marché	(31)	(0,4)	(13)	(0,3)	(103)	(2,8)
Résultat net (part du Groupe)	***152***	***1,8***	***111***	***2,5***	***(256)***	***(6,9)***

	Exercice 2001	1er semestre 2001	1er semestre 2002
Nombre d'actions	***124 799 003***	***124 607 381***	***125 421 877***
Nombre moyen potentiellement dilutif d'options de souscription d'actions	2 715 671	2 159 068	944 982
Nombre moyen d'actions retraité	***127 514 674***	***126 766 449***	***126 366 859***
Nombre d'actions en fin de période	***125 244 256***	***125 100 296***	***125 476 765***
Résultat net (part du Groupe)	152	111	(256)
Résultat net par action (en euros) (1)	1,22	0,89	(2,04)
Résultat net dilué par action (en euros) (2)	1,20	0,88	(2,04)
Résultat net par action (en euros) (3)	1,22	0,89	(2,04)

(1) résultat net part du Groupe rapporté au nombre moyen d'actions
(2) résultat net part du Groupe rapporté au nombre moyen d'actions retraité, à l'exception du 30 juin 2002, où le résultat dilué par action, étant négatif, est identique au résultat de base
(3) résultat net part du Groupe rapporté au nombre d'actions en fin de période

Le résultat net du Groupe après amortissement des écarts d'acquisition mais avant intérêts minoritaires ressort à -257 millions d'euros pour le 1er semestre 2002, soit -6,9 % des produits d'exploitation contre 111 millions d'euros et 2,5 % pour le 1er semestre 2001 (et 152 millions d'euros et 1,8 % pour l'exercice 2001).

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND 2002

(in € millions)	Full year 2001		First-half 2001		First-half 2002	
	Amounts	%	Amounts	%	Amounts	%
Operating revenue	***8,416***	***100.0***	***4,440***	***100.0***	***3,733***	***100.0***
Operating expenses	(7,993)	(95.0)	(4,171)	(93.9)	(3,723)	(99.7)
Operating income	***423***	***5.0***	***269***	***6.1***	***10***	***0.3***
Interest income/(expense), net	6	0.1	9	0.2	(1)	(0.0)
Other revenue and expenses, net	(139)	(1.7)	(53)	(1.2)	(141)	(3.8)
Net income/(loss) of fully consolidated companies before tax	***290***	***3.4***	***225***	***5.1***	***(132)***	***(3.5)***
Income tax	(104)	(1.2)	(100)	(2.3)	(21)	(0.6)
Income/(loss) of fully consolidated companies before amortization of goodwill and write-down of market shares	***186***	***2.2***	***125***	***2.8***	***(153)***	***(4.1)***
Equity in net results of affiliates	(3)	-	(1)		(1)	-
Minority interests	-	-	-	-	1	-
Net income/(loss) before amortization of goodwill and write-down of market shares	***183***	***2.2***	***124***	***2.8***	***(153)***	***(4.1)***
Amortization of goodwill and write-down of market shares	(31)	(0.4)	(13)	(0.3)	(103)	(2.8)
Net income/(loss)	***152***	***1.8***	***111***	***2.5***	***(256)***	***(6.9)***

	Full year 2001	First-half 2001	First-half 2002
Average number of shares	***124,799,003***	***124,607,381***	***125,421,877***
Weighted average number of stock options	2,715,671	2,159,068	944,982
Adjusted average number of shares	***127,514,674***	***126,766,449***	***126,366,859***
Number of shares at period-end	***125,244,256***	***125,100,296***	***125,476,765***
Net income/(loss)	152	111	(256)
Primary earnings/(loss) per share (in euros) (1)	1.22	0.89	(2.04)
Diluted earnings/(loss) per share (in euros) (2)	1.20	0.88	(2.04)
Primary earnings/(loss) per share (in euros) (3)	1.22	0.89	(2.04)

(1) Earnings/(loss) per share based on average number of shares
(2) Earnings/(loss) per share based on adjusted average number of shares, except in first-half 2002 when the Group incurred a loss and diluted loss per share is therefore the same as the primary loss per share
(3) Earnings/(loss) per share based on number of shares at the period-end.

In the six months ended June 30, 2002, the Group had a consolidated net loss of €257 million before minority interests but after amortization of goodwill, representing a negative margin of 6.9% on operating revenue. In 2001, net income before minority interests but after amortization of goodwill came to €111 million for the first-half and €152 million for the full year, representing 2.5% and 1.8% of operating revenue respectively.

BILANS CONSOLIDÉS

AU 30 JUIN 2001, AU 31 DÉCEMBRE 2001 ET AU 30 JUIN 2002

(en millions d'euros)	30 juin 2001	31 décembre 2001	30 juin 2002
ACTIF			
Immobilisations incorporelles	1 831	1 830	1 689
Immobilisations corporelles	535	490	516
Immobilisations financières	111	89	91
Total de l'actif immobilisé	***2 477***	***2 409***	***2 296***
Impôt différé actif à long terme	868	863	779
Total des actifs à long terme	***3 345***	***3 272***	***3 075***
Créances d'exploitation (net)	2 716	2 176	2 057
Créances diverses	338	322	344
Créances financières et placements à court terme	274	503	568
Banques	353	484	276
Total de l'actif circulant	***3 681***	***3 485***	***3 245***
TOTAL	***7 026***	***6 757***	***6 320***
PASSIF			
Capital social	1 001	1 002	1 004
Primes d'émission et d'apport	2 126	2 112	2 110
Réserves et résultat consolidés	1 184	1 189	683
Capitaux propres	***4 311***	***4 303***	***3 797***
Intérêts minoritaires	43	39	36
Situation nette de l'ensemble consolidé	***4 354***	***4 342***	***3 833***
Dettes financières à long terme	101	120	113
Provisions et autres passifs à long terme	235	237	217
Total des passifs à long terme	***336***	***357***	***330***
Dettes financières à court terme et découverts bancaires	164	169	484
Dettes d'exploitation (net)	1 955	1 708	1 564
Dettes diverses	217	181	109
Total des passifs à court terme	***2 336***	***2 058***	***2 157***
TOTAL	***7 026***	***6 757***	***6 320***
Trésorerie nette	***362***	***698***	***247***

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2001, DECEMBER 31, 2001 AND JUNE 30, 2002

(in € millions)	June 30, 2001	December 31, 2001	June 30, 2002
ASSETS			
Intangible assets	1,831	1,830	1,689
Property, plant and equipment	535	490	516
Investments	111	89	91
TOTAL FIXED ASSETS	***2,477***	***2,409***	***2,296***
Long-term deferred tax assets	868	863	779
TOTAL NON-CURRENT ASSETS	***3,345***	***3,272***	***3,075***
Accounts and notes receivable, net	2,716	2,176	2,057
Other receivables	338	322	344
Financial receivables and short-term investments	274	503	568
Cash	353	484	276
TOTAL CURRENT ASSETS	***3,681***	***3,485***	***3,245***
TOTAL ASSETS	***7,026***	***6,757***	***6,320***
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	1,001	1,002	1,004
Additional paid-in capital	2,126	2,112	2,110
Retained earnings	1,184	1,189	683
TOTAL SHAREHOLDERS' EQUITY	***4,311***	***4,303***	***3,797***
Minority interests	43	39	36
SHAREHOLDERS' EQUITY, INCLUDING MINORITY INTERESTS	***4,354***	***4,342***	***3,833***
Long-term debt	101	120	113
Provisions and other long-term liabilities	235	237	217
TOTAL LONG-TERM LIABILITIES	***336***	***357***	***330***
Short-term debt and bank overdrafts	164	169	484
Accounts and notes payable	1,955	1,708	1,564
Other payables	217	181	109
TOTAL CURRENT LIABILITIES	***2,336***	***2,058***	***2,157***
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***7,026***	***6,757***	***6,320***
CASH AND CASH EQUIVALENTS NET OF SHORT AND LONG-TERM DEBT	***362***	***698***	***247***

TABLEAU DES FLUX DE TRÉSORERIE CONSOLIDÉS
POUR L'EXERCICE CLOS LE 31 DÉCEMBRE 2001 ET POUR LES PREMIERS SEMESTRES 2001 ET 2002

(en millions d'euros)	Exercice 2001	1er semestre 2001	1er semestre 2002
FLUX D'EXPLOITATION			
Résultat net (part du Groupe)	152	111	(256)
Intérêts minoritaires		-	(1)
Résultat net des sociétés intégrées	***152***	***111***	***(257)***
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements	217	100	190
Provisions	44	14	5
Variation des impôts différés	(62)	6	(31)
Plus-values sur cessions d'immobilisations	(57)	(32)	2
Autres éléments	4	0	10
Marge brute d'autofinancement des sociétés intégrées (I)	***298***	***199***	***(81)***
Flux de trésorerie liés :			
- aux créances d'exploitation (net) (A)	82	(400)	83
- aux dettes d'exploitation (net) (B)	(196)	59	80
- aux créances et dettes diverses (C)	165	82	(356)
Flux de trésorerie liés au besoin en fonds de roulement (II=A+B+C)	***51***	***(259)***	***(193)***
Flux de trésorerie d'exploitation (III=I+II)	***349***	***(60)***	***(274)***
FLUX D'INVESTISSEMENTS			
Acquisitions d'immobilisations corporelles et incorporelles	(295)	(153)	(136)
Produits de cessions d'immobilisations corporelles et incorporelles	132	62	5
	(163)	(91)	(131)
Acquisitions d'immobilisations financières	(267)	(241)	(12)
Produits de cession d'immobilisations financières	14	8	0
	(253)	(233)	(12)
Incidence des variations de périmètre	22	8	13
Flux de trésorerie d'investissements (IV)	***(394)***	***(316)***	***(130)***
FLUX DE CAPITAUX			
Augmentations de capital en numéraire (dont exercice de stock-options)	30	21	12
Minoritaires sur augmentations de capital des filiales	-	-	-
Dividendes versés aux actionnaires de la société mère	(149)	(149)	(50)
Dividendes versés aux minoritaires des sociétés intégrées	(4)	(1)	(1)
Emission/remboursement d'emprunts	22	15	312
Flux de trésorerie lié aux opérations de financement (V)	***(101)***	***(114)***	***273***
Variation de trésorerie (III+IV+V)	***(146)***	***(490)***	***(131)***
Trésorerie d'ouverture	***1 003***	***1 003***	***875***
Trésorerie de clôture	***875***	***545***	***712***
Incidence des variations de cours des devises	18	32	(32)
Variation de trésorerie	***(146)***	***(490)***	***(131)***

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND THE SIX-MONTH PERIODS ENDED JUNE 30, 2001 AND 2002

(in € millions)	Full year 2001	First-half 2001	First-half 2002
OPERATING ACTIVITIES			
Net income/(loss)	152	111	(256)
Minority interests			(1)
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES	***152***	***111***	***(257)***
Adjustments to reconcile net income of fully consolidated companies to cash flow of fully consolidated companies:			
Depreciation and amortization	217	100	190
Provisions	44	14	5
Changes in deferred taxes	(62)	6	(31)
(Gains)/losses on disposals of fixed assets	(57)	(32)	2
Other	4	0	10
CASH FLOW OF FULLY CONSOLIDATED COMPANIES (I)	***298***	***199***	***(81)***
Cash flow related to:			
Accounts and notes receivable, net (A)	82	(400)	83
Accounts and notes payable, net (B)	(196)	59	80
Other receivables and payables, net (C)	165	82	(356)
NET MOVEMENT IN WORKING CAPITAL (II=A+B+C)	***51***	***(259)***	***(193)***
NET CASH PROVIDED/(USED) BY OPERATIONS (III=I+II)	***349***	***(60)***	***(274)***
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment and intangible assets	(295)	(153)	(136)
Disposals of property, plant and equipment and intangible assets	132	62	5
	(163)	(91)	(131)
Acquisitions of investments	(267)	(241)	(12)
Disposals of investments	14	8	0
	(253)	(233)	(12)
Effect of changes in Group structure	22	8	13
NET CASH PROVIDED/(USED) BY INVESTING ACTIVITIES (IV)	***(394)***	***(316)***	***(130)***
FINANCING ACTIVITIES			
Increase in share capital (including exercise of stock-options)	30	21	12
Minority interests in increase in share capital of subsidiaries	-	-	-
Dividends paid to parent company shareholders	(149)	(149)	(50)
Dividends paid to minority shareholders of consolidated companies	(4)	(1)	(1)
Net change in borrowings	22	15	312
NET CASH (USED)/PROVIDED BY FINANCING ACTIVITIES (V)	***(101)***	***(114)***	***273***
CHANGE IN CASH AND CASH EQUIVALENTS (III+IV+V)	***(146)***	***(490)***	***(131)***
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	***1,003***	***1,003***	***875***
CASH AND CASH EQUIVALENTS AT YEAR-END	***875***	***545***	***712***
Effect of exchange rate movements on cash and cash equivalents	18	32	(32)
CHANGE IN CASH AND CASH EQUIVALENTS	***(146)***	***(490)***	***(131)***

TABLEAU DE VARIATION DES CAPITAUX PROPRES CONSOLIDÉS
DU 1ER JANVIER 2001 AU 30 JUIN 2002

(en millions d'euros)	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves	Capitaux propres du Groupe
Au 1er janvier 2001	***124 305 544***	***995***	***2 073***	***(33)***	***1 113***	***4 148***
Augmentations de capital par levée d'options	1 147 082	9	21	-	-	30
Apport des activités conseil d'Ernst & Young	-	-	49	-	-	49
Dividendes distribués au titre de 2000	-	-	-	-	(149)	(149)
Elimination de 39 486 actions propres retournées en 2001	-	-	3	(5)	-	(2)
Annulation de 208 370 actions dans le capital social de Cap Gemini SA	(208 370)	(2)	(34)	36	-	-
Précompte sur exercice 2000	-	-	-	-	(15)	(15)
Ecart de conversion	-	-	-	-	90	90
Résultat net (part du Groupe)	-	-	-	-	152	152
Au 31 décembre 2001	***125 244 256***	***1 002***	***2 112***	***(2)***	***1 191***	***4 303***
Augmentations de capital par levée d'options	469 861	4	8	-	-	12
Elimination nette de 217 452 actions propres retournées au cours du premier semestre 2002	-	-	12	(18)	-	(6)
Annulation de 237 352 actions dans le capital social de Cap Gemini SA	(237 352)	(2)	(18)	20	-	-
Apport des activités conseil d'Ernst & Young	-	-	(4)	-	-	(4)
Dividendes distribués au titre de 2001	-	-	-	-	(50)	(50)
Ecart de conversion	-	-	-	-	(202)	(202)
Résultat net (part du Groupe)	-	-	-	-	(256)	(256)
Au 30 juin 2002	***125 476 765***	***1 004***	***2 110***	***0***	***683***	***3 797***

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
FROM JANUARY 1, 2001 TO JUNE 30, 2002

(in € millions)	Number of shares	Share capital	Additional paid-in capital	Treasury stock	Retained earnings	Shareholders' equity
At January 1, 2001	***124,305,544***	***995***	***2,073***	***(33)***	***1,113***	***4,148***
Increase in share capital upon exercise of stock options	1,147,082	9	21	-	-	30
Acquisition of the Ernst & Young consulting business	-	-	49	-	-	49
Dividends paid	-	-	-	-	(149)	(149)
Elimination of Cap Gemini SA shares (39,486 shares) returned to the Company in 2001	-	-	3	(5)	-	(2)
Cancellation of Cap Gemini SA shares (208,370 shares)	(208,370)	(2)	(34)	36	-	-
Dividend equalization tax for 2000	-	-	-	-	(15)	(15)
Translation adjustments	-	-	-	-	90	90
Net income	-	-	-	-	152	152
At December 31, 2001	***125,244,256***	***1,002***	***2,112***	***(2)***	***1,191***	***4,303***
Increase in share capital upon exercise of stock options	469,861	4	8	-	-	12
Elimination of Cap Gemini SA shares (217,452 shares) returned in first-half 2002	-	-	12	(18)	-	(6)
Cancellation of Cap Gemini SA shares (237,352 shares)	(237,352)	(2)	(18)	20	-	-
Acquisition of the Ernst & Young consulting business	-	-	(4)	-	-	(4)
Dividends paid	-	-	-	-	(50)	(50)
Translation adjustments	-	-	-	-	(202)	(202)
Net loss	-	-	-	-	(256)	(256)
At June 30, 2002	***125,476,765***	***1,004***	***2,110***	***0***	***683***	***3,797***

NOTES SUR LES COMPTES SEMESTRIELS CONSOLIDÉS

1 - Principes comptables

Les comptes consolidés ont été établis en conformité avec les principes et normes comptables français et notamment avec le règlement n°99-02 du Comité de la Réglementation Comptable homologué le 22 juin 1999 et, pour les comptes semestriels, avec la recommandation n°99.R.01 du 18 mars 1999 émise par le Conseil National de la Comptabilité.

Les principes comptables appliqués par le Groupe sont détaillés dans les "Notes sur les comptes consolidés du Groupe Cap Gemini Ernst & Young" incluses dans le Document de Référence 2001. La note 3 ci-dessous présente la première application au 1er Janvier 2002 du règlement CRC n°2000-06 du 7 décembre 2000 relatif aux passifs.

2 - Evolution du périmètre de consolidation au premier semestre 2002

Aucun mouvement de périmètre significatif n'a eu lieu durant le premier semestre 2002.

3 - Comptes pro forma relatifs à la première application du règlement CRC n°2000-06

La première application au 1er janvier 2002 du règlement CRC n°2000-06 du 7 décembre 2000 sur les passifs n'a pas d'impact sur les capitaux propres d'ouverture. Son application rétroactive au premier semestre 2001 a pour seuls effets de décaler la reconnaissance de coûts et de provisions pour restructuration de l'exercice 2000 sur le premier semestre 2001 ainsi que du premier semestre 2001 sur le second semestre 2001, entraînant les modifications suivantes sur le compte de résultat au 30 juin 2001 : le poste "Autres produits et charges" passe ainsi de -53 millions à -97 millions d'euros, le poste "Impôts" de -100 millions d'euros à -83 millions d'euros et le résultat net de 111 millions d'euros à 83 millions d'euros.

COMPTES DE RÉSULTAT PRO FORMA AU 30 JUIN 2001 ET RÉEL AU 30 JUIN 2002

(en millions d'euros)	1er semestre 2001 pro forma		1er semestre 2002	
	Montants	%	Montants	%
PRODUITS D'EXPLOITATION	***4 440***	***100,0***	***3 733***	***100,0***
Charges d'exploitation	(4 171)	(93,9)	(3 723)	(99,7)
RÉSULTAT D'EXPLOITATION	***269***	***6,1***	***10***	***0,3***
Produits/frais financiers (net)	9	0,2	(1)	(0,0)
Autres produits et charges (net)	(97)	(2,2)	(141)	(3,8)
RÉSULTAT AVANT IMPÔTS DES SOCIÉTÉS INTÉGRÉES	***181***	***4,1***	***(132)***	***(3,5)***
Impôts	(83)	(1,9)	(21)	(0,6)
RÉSULTAT NET DES SOCIÉTÉS INTÉGRÉES AVANT AMORTISSEMENT DES ÉCARTS D'ACQUISITION ET DÉPRECIATION DES PARTS DE MARCHÉ	***97***	***2,2***	***(153)***	***(4,1)***
Résultat des sociétés mises en équivalence	(1)	-	(1)	-
Intérêts minoritaires	-	-	1	-
RÉSULTAT NET (PART DU GROUPE) AVANT AMORTISSEMENT DES ÉCARTS D'ACQUISITION ET DÉPRECIATION DES PARTS DE MARCHÉ	***96***	***2,2***	***(153)***	***(4,1)***
Amortissement des écarts d 'acquisition et dépreciation des parts de marché	(13)	(0,3)	(103)	(2,8)
RÉSULTAT NET (PART DU GROUPE)	***83***	***1,9***	***(256)***	***(6,9)***

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1 - Accounting policies

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including Accounting Standards Committee (CRC) standard 99-02 of June 22, 1999 and, for the interim financial statements, in accordance with National Accounting Board (CNC) recommendation 99.R.01 dated March 18, 1999.

Details of the accounting principles applied by the Group are set out in the "Notes to the Cap Gemini Ernst & Young Group consolidated financial statements" included in the 2001 Reference Document. Standard CRC 2000-06 dated December 7, 2000, dealing with liabilities, was applied for the first time as from January 1, 2002. See note 3 below for details.

2 - Changes in the scope of consolidation during first-half 2002

No significant changes in scope occurred in the first half of 2002.

3 - Pro forma accounts showing the impact of applying standard CRC 2000-06

The adoption, effective from January 1, 2002, of standard CRC 2000-06 of December 7, 2000, dealing with liabilities, had no impact on opening shareholders' equity. The only effect of apply this standard retrospectively, as from the first half of 2001, would be to defer the recognition of 2000 restructuring costs and provisions to the first half of 2001 and first-half 2001 restructuring costs and provisions to the second half of the year. The impact on the income statement for the six months ended June 30, 2001 would be a change in "Other revenues and expenses" from a net expense of €53 million to a net expense €97 million, a decrease in "Income tax" to €83 million from €100 million and a decrease in net income to €83 million from €111 million.

PRO FORMA STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND PUBLISHED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2002

(in € millions)	First-half 2001 pro forma		First-half 2002	
	Amounts	%	Amounts	%
OPERATING REVENUE	***4,440***	***100.0***	***3,733***	***100.0***
Operating expenses	(4,171)	(93.9)	(3,723)	(99.7)
OPERATING INCOME	***269***	***6.1***	***10***	***0.3***
Interest income/(expense), net	9	0.2	(1)	(0.0)
Other revenue and expenses, net	(97)	(2.2)	(141)	(3.8)
INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES BEFORE TAX	***181***	***4.1***	***(132)***	***(3.5)***
Income tax	(83)	(1.9)	(21)	(0.6)
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES BEFORE AMORTIZATION OF GOODWILL AND WRITE-DOWN OF MARKET SHARES	***97***	***2.2***	***(153)***	***(4.1)***
Equity in net results of affiliates	(1)	-	(1)	-
Minority interests	-	-	1	-
NET INCOME/(LOSS) BEFORE AMORTIZATION OF GOODWILL AND WRITE-DOWN OF MARKET SHARES	***96***	***2.2***	***(153)***	***(4.1)***
Amortization of goodwill and write-down of market shares	(13)	(0.3)	(103)	(2.8)
NET INCOME/(LOSS)	***83***	***1.9***	***(256)***	***(6,9)***

4 - Charges d'exploitation

(en millions d'euros)	Exercice 2001	1er semestre 2001	1er semestre 2002
Salaires et charges sociales	4 941	2 623	2 351
Frais de déplacement	596	314	252
Total	***5 537***	***2 937***	***2 603***
En % du total des charges d'exploitation	*69%*	*70%*	*70%*
En % du total des produits d'exploitation	*66%*	*66%*	*70%*

A noter que, s'agissant de l'effectif auquel se rapportent ces charges, le premier semestre 2002 s'est traduit par une sortie nette de 2 263 collaborateurs (Cf. note 11). Le solde net des embauches et des départs était une entrée nette de 705 collaborateurs supplémentaires sur le premier semestre 2001, et une diminution nette de 1 789 collaborateurs sur l'ensemble de l'exercice 2001.

5 - Autres produits et charges (net)

(en millions d'euros)	Exercice 2001	1er semestre 2001	1er semestre 2002
Coûts de restructuration	(181)	(85)	(122)
Plus et moins-values sur titres et cessions de titres et d'activités	37	4	-
Plus-values sur cessions d'actifs corporels	20	28	5
Effet de l'actualisation des actifs d'impôts différés à long terme	20	-	(12)
Provision pour dépréciation des titres	(18)	-	-
Pertes sur créances financières	-	-	(11)
Profits et pertes de change (net)	(2)	3	(1)
Autres	(15)	(3)	-
Total	***(139)***	***(53)***	***(141)***

Au premier semestre 2001, les autres produits et charges (net) sont de -53 millions d'euros et sont principalement composés de :

- 85 millions d'euros de coûts de restructuration liés, pour l'essentiel, aux réductions d'effectifs portant sur un total d'environ 2 700 personnes, principalement aux Etats-Unis, en Grande Bretagne, dans les pays nordiques et dans l'ensemble des activités télécoms du Groupe,
- 29 millions d'euros de plus-value de cession correspondant à la cession de la majeure partie de nos activités de "business process outsourcing" au Royaume-Uni, réalisée au premier semestre 2001.

Au premier semestre 2002, les autres produits et charges (net) de -141 millions d'euros sont principalement composés de 122 millions d'euros de coûts de restructuration dont :

- 111 millions d'euros directement liés aux réductions d'effectifs,
- 11 millions d'euros d'autres charges de structure, principalement liées aux coûts de fermeture des locaux.

4 - Operating expenses

(in € millions)	Full year 2001	First-half 2001	First-half 2002
Payroll costs	4 941	2 623	2 351
Travel expenses	596	314	252
Total	***5 537***	***2 937***	***2 603***
As a % of total operating expenses	*69%*	*70%*	*70%*
As a % of total operating revenues	*66%*	*66%*	*70%*

In the first half of 2002, the number of employees was reduced by 2,263 persons (net of recruitments) (see note 11). In 2001, the number of employees increased by 705 persons (net) in the first half and decreased by 1,789 persons (net) over the full year.

5 - Other revenues and expenses (net)

(in € millions)	Full year 2001	First-half 2001	First-half 2002
Restructuring costs	(181)	(85)	(122)
Gains/(losses) on disposals of shares and businesses	37	4	-
Gains/(losses) on disposals of property, plant and equipment	20	28	5
Effect of discounting of long-term deferred tax assets	20	-	(12)
Write-downs of investments	(18)	-	-
Losses on financial receivables	-	-	(11)
Foreign exchange gains/(losses), net	(2)	3	(1)
Other	(15)	(3)	-
Total	***(139)***	***(53)***	***(141)***

For the first-half 2001, the Group had net other expenses of €53 million, mainly comprising:

- €85 million in restructuring costs in connection with the reduction in the number of employees affecting approximately 2,700 persons, mainly in the United States, United Kingdom and Nordic countries and across all the Group's telecom activities.
- €29 million gain on disposal corresponding to the sale of the majority of the Group's "business process outsourcing" activities in the United Kingdom in the first half of 2001.

For first-half 2002, the Group had net other expenses of €141 million, mainly corresponding to restructuring costs of €122 million. These costs include:

- €111 million directly related to staff cutbacks
- €11 million in other expenses, mainly facilities closure costs

6 - Impôts

La charge d'impôt du 1er semestre 2002 s'élève à 21 millions d'euros pour un résultat avant impôt de -132 millions d'euros.

Cette charge d'impôt qui a été établie sans reconnaître d'actifs d'impôts différés sur certaines pertes reportables du premier semestre 2002 principalement en Asie-Pacifique (6,6 millions d'euros) et en Italie (5,3 millions d'euros), provient notamment des éléments suivants :

- Mise à jour au 30 juin 2002 des hypothèses retenues lors de la reconnaissance, au 31 décembre 2000, d'un actif d'impôt différé lié à l'apport des activités conseil d'Ernst & Young aux Etats-Unis (voir note 19 aux états financiers dans le Document de Référence du 31 décembre 2001) qui conduit à la constatation d'une charge de 21,5 millions d'euros : 12 millions d'euros enregistrés en "autres produits et charges" résultant de l'actualisation des économies d'impôt futures et 9,5 millions d'euros enregistrés en impôts.

- Prise en compte d'impôts forfaitaire, non fonction du résultat fiscal, supportés essentiellement aux Etats-Unis et en Italie, pour un montant de 8 millions d'euros.

Il convient de souligner que, par mesure de prudence, aucun impôt différé n'a été reconnu sur les conséquences fiscales des moins values nettes à court terme (1,8 milliards d'euros éliminés dans les comptes consolidés) générées en France en raison des opérations de réorganisation juridiques des activités Nord Américaines du Groupe.
Cette position pourrait être revue dans les comptes consolidés du 31 décembre 2002 en fonction d'un avis du Comité d'Urgence du Conseil National de la Comptabilité à paraître sur le sujet.

7 - Amortissement des écarts d'acquisition et dépréciation des parts de marché

(en millions d'euros)	**Exercice 2001**	**1er semestre 2001**	**1er semestre 2002**
Amortissement des écarts d'acquisition	(31)	(13)	(18)
Dépréciation des parts de marché	-	-	(85)
Total	***(31)***	***(13)***	***(103)***

Le résultat net du groupe inclut une dépréciation exceptionnelle de 85 millions d'euros de la valeur des parts de marché figurant à l'actif du bilan au titre des activités télécoms du Groupe aux Etats-Unis.

6 - Income tax

Income tax for first-half 2002 was €21 million on a pre-tax loss of €132 million.

The tax charge was determined without recognizing deferred tax assets in respect of certain tax loss carryforwards arising during the period, mainly in the Asia-Pacific region (€6.6 million) and Italy (€5.3 million).

The tax charge for the period reflects:

- The updating, at June 30, 2002, of the assumptions applied at the time of the December 31, 2000 recognition of a deferred tax asset related to the acquisition of the Ernst & Young consulting business in the United States (see note 19 to the consolidated financial statements in the 2001 reference document). The total charge amounted to €21.5 million, including €12 million corresponding to the discounting of the future tax saving which were recorded under "Other revenues and expenses" and €9.5 million recorded under "Income tax".

- An €8 million charge corresponding to the standard minimum tax payable in certain countries – mainly the United States and Italy – which is not based on taxable income.

No deferred tax impact has been recognized in respect of net short-term capital losses arising in France in connection with the legal reorganization of the Group's North American operations. These losses, in the amount of €1.8 billion, have been eliminated in consolidation. This position may be revised in the 2002 annual consolidated financial statements, depending on the recommendations of the French National Accounting Board ("CNC") emerging issues task force, which are due to be published shortly.

7 - Amortization of goodwill and write-downs of market shares

(in € millions)	Full year 2001	First-half 2001	First-half 2002
Amortization of goodwill	(31)	(13)	(18)
Write-downs of market shares	-	-	(85)
Total	***(31)***	***(13)***	***(103)***

The net loss for the first half of 2002 includes a €85 million exceptional write-down of the value of market shares carried in the balance sheet and relating to the Group's Telecoms operations in the United States.

8 - Plans d'options de souscription d'actions

L'Assemblée Générale des actionnaires a autorisé le 24 mai 1996 et le 23 mai 2000 le Directoire ou le Conseil d'Administration à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces deux plans, en vigueur au 30 juin 2002, sont résumées dans le tableau ci-après (aucune option n'a été attribuée au cours du premier semestre) :

	Plan 1996	Plan 2000	
Date de l'Assemblée	*24 mai 1996*	*23 mai 2000*	
Nombre total d'options pouvant être consenties	***6 000 000***	***12 000 000***	
Date des premières attributions au titre de ce plan	1er juillet 1996	1er septembre 2000	1er octobre 2001
Délai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances de Bourse précédant l'octroi	80%	80%	100%
Prix de souscription (par action et en euros) des différentes attributions :			
• Plus bas	29,31	139,00	60,00
• Plus haut	178,00	161,00	60,00
Nombre total d'actions souscrites au 30 juin 2002	1 639 220	néant	néant
Nombre d'actions au 30 juin 2002 pouvant être souscrites sur des options précédemment consenties et non encore exercées	3 625 864 (1)	2 407 450 (2)	3 199 000
Dont options détenue par quatre des onze membres du Conseil d'Administration	120 000	-	15 000

(1) Soit 397 932 actions au prix de 29,31 euros, 362 278 actions au prix de 39,52 euros, 468 914 actions au prix de 56,98 euros, 486 415 actions au prix de 87,96 euros, 206 200 actions au prix de 114 euros, 473 325 actions au prix de 118 euros, 490 800 actions au prix de 178 euros, 387 000 actions au prix de 161 euros et 353 000 actions au prix de 144 euros.

(2) Soit 1 279 450 actions au prix de 161 euros et 1 128 000 actions au prix de 139 euros.

Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une Offre Publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront - s'ils le souhaitent - lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s)).

8 - Stock option plans

At the May 24, 1996 and May 23, 2000 Annual Shareholders' Meetings, the Directoire and the Board of Directors, respectively, were given a five-year authorization to grant stock options to a certain number of Group employees on one or several occasions.

The principal features of the two plans in force as at June 30, 2002 are summarized in the table below (no options were granted during the first six months of 2002).

	1996 Plan	2000 Plan	
Date of Shareholders' Meeting	*May 24, 1996*	*May 23, 2000*	
Total number of stock options	***6,000,000***	***12,000,000***	
First options granted on	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	5 years
Exercise price as a % of the average of the prices quoted for Cap Gemini SA shares over the twenty trading days preceding the date of grant	80%	80%	100%
Exercise price per share in €			
• Min.	29.31	139.00	60.00
• Max	178.00	161.00	60.00
Total number of shares subscribed at June 30, 2002	1,639,220	none	none
Potential number of shares to be created on exercise of options outstanding at June 30, 2002	3,625,864 (1)	2,407,450 (2)	3,199,000
Of which options held by four of the eleven members of the Board of Directors	120,000	-	15,000

(1) i.e. 397,932 shares at a price of €29.31 each, 362,278 shares at €39.52, 468,914 shares at €56.98, 486,415 shares at €87.96, 206,200 shares at €114, 473,325 shares at €118, 490,800 shares at €178, 387,000 shares at €161 and 353,000 shares at €144.

(2) i.e. 1,279,450 shares at a price of €161 each and 1,128,000 shares at a price of €139 each.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

9 - Intérêts minoritaires

Les intérêts minoritaires qui comprennent la quote-part de la situation nette des filiales détenues par des tiers s'analysent comme suit :

(en millions d'euros)	1er semestre 2001	Exercice 2001	1er semestre 2002
Au 1er janvier	***75***	***75***	***39***
Minoritaires sur augmentation de capital des filiales	-	-	-
Intérêts minoritaires dans le résultat du Groupe	-	-	(1)
Rachat des minoritaires de Cap Gemini NV	(29)	(29)	-
Réserve de conversion des minoritaires et autres	1	(3)	(2)
Dividendes versés par les filiales aux minoritaires	(4)	(4)	-
En fin de période	***43***	***39***	***36***

Les 36 millions d'euros au 30 juin 2002 correspondent principalement aux intérêts minoritaires de Cisco Systems dans Cap Gemini Telecom SA.

10 - Trésorerie nette

La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme :

(en millions d'euros)	30 juin 2001	31 décembre 2001	30 juin 2002
Dettes financières	(183)	(177)	(465)
Trésorerie	545	875	712
Trésorerie nette	***362***	***698***	***247***

a) les dettes financières s'analysent comme suit :

(en millions d'euros)	30 juin 2001	31 décembre 2001	30 juin 2002
Dettes financières à long terme	101	120	113
Dettes financières à court terme	82	57	352
Dettes financières	***183***	***177***	***465***

b) la trésorerie s'analyse comme la somme des créances financières, des placements à court terme et du disponible en banque diminué des découverts bancaires :

(en millions d'euros)	30 juin 2001	31 décembre 2001	30 juin 2002
Créances financières et placements à court terme	274	503	568
Banques	353	484	276
Découverts bancaires	(82)	(112)	(132)
Trésorerie	***545***	***875***	***712***

c) Les dettes financières à court terme et les découverts bancaires s'additionnent donc de la façon suivante :

(en millions d'euros)	30 juin 2001	31 décembre 2001	30 juin 2002
Dettes financières à court terme	82	57	352
Découverts bancaires	82	112	132
Dettes financières à court terme et découverts bancaires	***164***	***169***	***484***

9 - Minority interests

Minority interests, corresponding to third parties' equity in the net assets of subsidiaries, can be analyzed as follows:

(in € millions)	First-half 2001	Full year 2001	First-half 2002
At January 1	*75*	*75*	*39*
Minority interests in increase in share capital of subsidiaries	-	-	-
Minority interests in net income of subsidiaries	-	-	(1)
Purchase of Cap Gemini NV minority interests	(29)	(29)	-
Minority interests in cumulative translation adjustments and other	1	(3)	(2)
Dividends paid by subsidiaries to minority interests	(4)	(4)	-
At period-end	*43*	*39*	*36*

Minority interests at June 30, 2002 totaled €36 million, principally comprising Cisco Systems' minority interest in Cap Gemini Telecom SA.

10 - Net cash

Net cash corresponds to cash and cash equivalents net of short and long-term debt:

(in € millions)	June 30, 2001	December 31, 2001	June 30, 2002
Debt	(183)	(177)	(465)
Cash and cash equivalents	545	875	712
Net cash	*362*	*698*	*247*

a) Debt breaks down as follows:

(in € millions)	June 30, 2001	December 31, 2001	June 30, 2002
Long-term debt	101	120	113
Short-term debt	82	57	352
Total debt	*183*	*177*	*465*

b) Cash and cash equivalents correspond to financial receivables, short-term investments and cash, less bank overdrafts:

(in € millions)	June 30, 2001	December 31, 2001	June 30, 2002
Financial receivables and short-term investments	274	503	568
Cash	353	484	276
Bank overdrafts	(82)	(112)	(132)
Total cash and cash equivalents	*545*	*875*	*712*

c) Short-term debt and bank overdrafts break down as follows:

(in € millions)	June 30, 2001	December 31, 2001	June 30, 2002
Short-term debt	82	57	352
Bank overdrafts	82	112	132
Short-term debt and bank overdrafts	*164*	*169*	*484*

11 - Effectifs

Les effectifs en fin de période se répartissent ainsi entre les principales zones géographiques du Groupe :

Effectifs en fin de période	30 juin 2001		31 décembre 2001		30 juin 2002	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	11 458	19	9 810	17	10 057	18
Grande-Bretagne et Irlande	8 712	14	7 906	14	7 444	14
Pays Nordiques	5 194	9	5 149	9	4 633	8
Bénélux	9 808	16	9 862	17	9 487	17
Allemagne et Europe Centrale	3 411	6	3 555	6	3 283	6
France	13 908	23	14 045	24	13 733	25
Europe du Sud	5 718	10	5 546	10	5 001	9
Asie-Pacifique	2 045	3	1 887	3	1 859	3
TOTAL	***60 254***	***100***	***57 760***	***100***	***55 497***	***100***

12 - Activité par zone géographique

(en millions d'euros) Produits d'exploitation	Exercice 2001		1er semestre 2001		1er semestre 2002	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	2 848	34	1 525	34	1 214	32
Grande-Bretagne et Irlande	1 414	17	750	17	631	17
Pays Nordiques	577	7	304	7	258	7
Bénélux	1 036	12	520	12	479	13
Allemagne et Europe Centrale	519	6	289	7	240	6
France	1 367	16	710	16	659	18
Europe du Sud	439	5	239	5	178	5
Asie-Pacifique	216	3	103	2	74	2
TOTAL	***8 416***	***100***	***4 440***	***100***	***3 733***	***100***

(en millions d'euros) Résultat d'exploitation	Exercice 2001	1er semestre 2001	1er semestre 2002
	Montants	Montants	Montants
Amérique du Nord	178	114	3
Grande-Bretagne et Irlande	(3)	28	(16)
Pays Nordiques	10	8	-
Bénélux	128	73	23
Allemagne et Europe Centrale	25	12	(6)
France	83	31	35
Europe du Sud	12	11	(16)
Asie-Pacifique	(10)	(8)	(13)
TOTAL	***423***	***269***	***10***

Les produits et résultats d'exploitation par géographie incluent les activités télécom, média et réseaux de la société commune créée avec Cisco ainsi que les activités de Sogeti.

Les coûts centraux et transnationaux sont répartis au prorata du chiffre d'affaires de chaque géographie.

11 - Number of employees

The number of employees at the period-end by geographic area was as follows:

Total no. of employees at	June 30, 2001 No. of employees	%	December 31, 2001 No. of employees	%	June 30, 2002 No. of employees	%
North America	11,458	19	9,810	17	10,057	18
United Kingdom & Ireland	8,712	14	7,906	14	7,444	14
Nordic countries	5,194	9	5,149	9	4,633	8
Benelux	9,808	16	9,862	17	9,487	17
Germany and Central Europe	3,411	6	3,555	6	3,283	6
France	13,908	23	14,045	24	13,733	25
Southern Europe	5,718	10	5,546	10	5,001	9
Asia-Pacific	2,045	3	1,887	3	1,859	3
TOTAL	*60,254*	*100*	*57,760*	*100*	*55,497*	*100*

12 - Geographic segment information

(in € millions) Operating revenues	Full year 2001 Amounts	%	First-half 2001 Amounts	%	First-half 2002 Amounts	%
North America	2,848	34	1,525	34	1,214	32
United Kingdom & Ireland	1,414	17	750	17	631	17
Nordic countries	577	7	304	7	258	7
Benelux	1,036	12	520	12	479	13
Germany and Central Europe	519	6	289	7	240	6
France	1,367	16	710	16	659	18
Southern Europe	439	5	239	5	178	5
Asia-Pacific	216	3	103	2	74	2
TOTAL	*8,416*	*100*	*4,440*	*100*	*3,733*	*100*

(in € millions) Operating income/(loss)	Full year 2001 Amounts	First-half 2001 Amounts	First-half 2002 Amounts
North Americ	178	114	3
United Kingdom & Ireland	(3)	28	(16)
Nordic countries	10	8	-
Benelux	128	73	23
Germany and Central Europe	25	12	(6)
France	83	31	35
Southern Europe	12	11	(16)
Asia-Pacific	(10)	(8)	(13)
TOTAL	*423*	*269*	*10*

Operating revenues and operating income by geographic segment include telecoms, media and network operations by the joint venture set up with Cisco and the operations of Sogeti.

Costs related to shared services are allocated pro rata to revenue.

(en millions d'euros)	30 juin 2001		31 décembre 2001		30 juin 2002	
Actif immobilisé	**Montants**	**%**	**Montants**	**%**	**Montants**	**%**
Amérique du Nord	561	23	500	21	406	18
Grande-Bretagne et Irlande	697	28	684	28	653	28
Pays Nordiques	126	5	126	5	129	6
Bénélux	459	18	437	18	473	20
Allemagne et Europe Centrale	152	6	186	8	157	7
France	424	17	401	17	429	19
Europe du Sud	45	2	59	2	37	1
Asie-Pacifique	13	1	16	1	12	1
Total	***2 477***	***100***	***2 409***	***100***	***2 296***	***100***

(en millions d'euros)	30 juin 2001		31 décembre 2001		30 juin 2002	
Clients et Comptes rattachés (net)	**Montants**	**%**	**Montants**	**%**	**Montants**	**%**
Amérique du Nord	552	21	420	20	437	22
Grande-Bretagne et Irlande	426	17	325	17	315	16
Pays Nordiques	151	6	117	6	104	5
Bénélux	346	13	277	13	269	14
Allemagne et Europe Centrale	215	8	174	8	171	9
France	560	22	460	22	447	22
Europe du Sud	248	10	225	11	199	10
Asie-Pacifique	67	3	70	3	50	2
Total	***2 565***	***100***	***2 068***	***100***	***1 992***	***100***

(in € millions) Property, plant and equipment	June 30, 2001		December 31, 2001		June 30, 2002	
	Amounts	%	Amounts	%	Amounts	%
North America	561	23	500	21	406	18
United Kingdom & Ireland	697	28	684	28	653	28
Nordic countries	126	5	126	5	129	6
Benelux	459	18	437	18	473	20
Germany and Central Europe	152	6	186	8	157	7
France	424	17	401	17	429	19
Southern Europe	45	2	59	2	37	1
Asia-Pacific	13	1	16	1	12	1
Total	*2,477*	*100*	*2,409*	*100*	*2,296*	*100*

(in € millions) Trade accounts and notes receivable	June 30, 2001		December 31, 2001		June 30, 2002	
	Amounts	%	Amounts	%	Amounts	%
North America	552	21	420	20	437	22
United Kingdom & Ireland	426	17	325	17	315	16
Nordic countries	151	6	117	6	104	5
Benelux	346	13	277	13	269	14
Germany and Central Europe	215	8	174	8	171	9
France	560	22	460	22	447	22
Southern Europe	248	10	225	11	199	10
Asia-Pacific	67	3	70	3	50	2
Total	*2,565*	*100*	*2,068*	*100*	*1,992*	*100*



CAP GEMINI


CAP GEMINI
ERNST & YOUNG

Cap Gemini S.A.

Place de l'Etoile
11, rue de Tilsitt
75017 Paris
Tél.: +33 (0)1 47 54 50 00
Fax: +33 (0)1 42 27 32 11
www.cgey.com

File No. 82-5065

PhH/so/165

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
USA

December 5, 2003

Re : Cap Gemini S.A. (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No 82-5065)

Ladies and Gentlemen,

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Paris at (33) 1 47 54 50 83.

Very yours truly,

Cap Gemini S.A.

By : ____________________

Name: Philippe Hennequin
Title: General Counsel

FILE NO. 82-5065

03 DEC 10 AM 7:21

Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

VOLUME II

Section 3: Notices in connection with the Company's Financial Statements

---

[1] BALO = French mandatory legal notices newspaper

[2] *Statuts* = articles of incorporation and by laws

Exhibit 3

Half-year Report for the period ending 30 June 2003


CAP GEMINI
ERNST & YOUNG

Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

VOLUME II

Section 3: Notices in connection with the Company's Financial Statements

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[1] BALO = French mandatory legal notices newspaper

Section 4: Other Notices

[2] *Statuts* = articles of incorporation and by laws

Rapport Semestriel
30 juin 2003



Half year Report
30 June 2003

Cap Gemini Ernst & Young



SOMMAIRE / TABLE OF CONTENTS

PRINCIPALES DONNÉES FINANCIÈRES
AU 30 JUIN 2003

(en millions d'euros)	Comptes consolidés				
	1er semestre 1999	1er semestre 2000	1er semestre 2001	1er semestre 2002	1er semestre 2003
CHIFFRE D'AFFAIRES	***2 202***	***2 611***	***4 440***	***3 733***	***3 023***
CHARGES D'EXPLOITATION	***1 978***	***2 390***	***4 171***	***3 723***	***2 942***
RESULTAT D'EXPLOITATION					
Montant	**224**	**221**	**269**	**10**	**81**
%	10,2%	8,5%	6,1%	0,3%	2,7%
RESULTAT NET (part du Groupe)	***134***	***95***	***111***	***(256)***	***(90)***
RENTABILITE NETTE	***6,1%***	***3,6%***	***2,5%***	***(6,9%)***	***(3,0%)***
RESULTAT PAR ACTION					
- Nombre moyen d'actions retraité	**74 043 237**	**96 763 804**	**126 766 449**	**126 366 859**	**125 571 779**
- Résultat net dilué (part du Groupe) en euros	1,81	0,98	0,88	(2,04)	(0,72)
TRESORERIE NETTE (au 30 juin)	322	(268)	362	247	419
NOMBRE TOTAL DE COLLABORATEURS					
(au 30 juin)	39 671	55 387	60 254	55 497	49 411

L'opération d'émission d'Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes (OCEANE) lancée le 24 juin 2003 et qui a permis au Groupe d'encaisser 452 millions d'euros le 2 juillet 2003, sera comptabilisée au second semestre.

FINANCIAL HIGHLIGHTS

AT JUNE 30, 2003

(in millions of euros)	Consolidated accounts				
	First half 1999	First half 2000	First half 2001	First half 2002	First half 2003
OPERATING REVENUE	*2,202*	*2,611*	*4,440*	*3,733*	*3,023*
OPERATING EXPENSES	*1,978*	*2,390*	*4,171*	*3,723*	*2,942*
OPERATING INCOME					
Amount	224	221	269	10	81
%	10.2%	8.5%	6.1%	0.3%	2.7%
NET INCOME/(LOSS)	*134*	*95*	*111*	*(256)*	*(90)*
NET MARGIN	*6.1%*	*3.6%*	*2.5%*	*(6.9%)*	*(3.0%)*
EARNINGS/(LOSS) PER SHARE					
- Adjusted average number of shares	74,043,237	96,763,804	126,766,449	126,366,859	125,571,779
- Diluted net income/(loss) in €	1.81	0.98	0.88	(2.04)	(0.72)
NET CASH AND CASH EQUIVALENTS (at June 30)	322	(268)	362	247	419
TOTAL NUMBER OF EMPLOYEES (at June 30)	39,671	55,387	60,254	55,497	49,411

The "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out in June 24, 2003 and which gave the Group a net cash payment of €452 million on July 2, 2003, will be booked over the second half of 2003.

L'ACTIVITÉ DU PREMIER SEMESTRE 2003

Dans un marché mondial en voie de stabilisation, le chiffre d'affaires du Groupe à taux et périmètre constants a baissé de 4,5% par rapport au second semestre 2002 – cette variation est pour partie imputable à un moindre recours à la sous-traitance — et de 8,8% à taux et périmètre courants. La différence s'explique par la faiblesse du dollar et de la livre sterling par rapport à l'euro, les deux devises représentant près de la moitié de l'activité du Groupe.

L'effectif au 30 juin était de 49 411 collaborateurs, en baisse de 6% par rapport au 1er janvier 2003, dont 2 290 départs suite à des licenciements. Le taux d'utilisation des ressources s'est amélioré de 1 point, passant de 72,7% au second semestre 2002 à 73,7% au premier semestre 2003.

Parallèlement à ces mesures d'ajustement d'effectifs, le Groupe a poursuivi son programme de réduction des charges de structure mis en œuvre en juin 2002 et qui progresse conformément aux prévisions. Ainsi, la rationalisation du parc immobilier du Groupe lancée l'an dernier s'est poursuivie cette année en France, dans les pays Nordiques, au Royaume-Uni et au Benelux et a donné lieu à 21 millions d'euros de charges de restructuration sur le premier semestre. La centralisation des procédures d'achats sur une architecture informatique est en cours et ses effets se feront pleinement sentir en 2004. Enfin, le nouveau volet du programme LEAP! concernant l'optimisation des fonctions de support administratives et financières a été lancé en début d'année.

La marge opérationnelle ressort comme prévu à 2,7% contre 0,3% au premier semestre 2002. Le Groupe dispose au 30 juin 2003 d'une trésorerie nette de 419 millions d'euros contre 247 millions au 30 juin 2002 et 465 millions fin 2002.

Les ventes du premier semestre confirment la stabilisation du marché : elles ressortent à 3 757 millions d'euros, en progression de 14% par rapport au second semestre 2002 et le ratio prise de commandes/chiffre d'affaires ressort dans l'activité projets à 1,16. Le Groupe a signé au cours des six premiers mois de l'année des contrats importants parmi lesquels on peut citer Visteon aux Etats-Unis, National Trust au Royaume-Uni et Total en France.

L'analyse du portefeuille des opportunités commerciales fait apparaître une augmentation de la proportion des projets de taille moyenne (c'est à dire compris entre 5 et 20 millions d'euros), reflet d'un changement d'état d'esprit de nos clients disposés semble-t-il à envisager des investissements de taille plus importante que par le passé.

En juin 2003, le Groupe a lancé une émission d'Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes (OCEANE) pour un montant net de 452 millions d'euros, opération qui ne sera comptabilisée qu'au second semestre.

Analyse par pays et métiers

La stabilisation en cours n'intervient pas au même rythme selon les pays dans lesquels le Groupe opère et selon les métiers qu'il exerce.

Dans l'activité Conseil (23% du chiffre d'affaires au premier semestre) qui continue à pâtir de la crise économique générale, les prix sont restés orientés à la baisse, ce qui a pesé sur la performance du premier semestre malgré des signes encourageants en termes de demande, notamment dans le segment du Conseil en technologie et en stratégie des systèmes d'information.

L'activité Technologie (41% du chiffre d'affaires au premier semestre) bénéficie du repositionnement de nos offres autour des nouveaux besoins d'intégration de systèmes (services web, architecture orientée clients, sécurité, "business intelligence",...). Par ailleurs, le Groupe a fait des progrès significatifs en matière d'industrialisation de la production de ses services : une utilisation plus systématique de son réseau de centres de production permet d'améliorer la compétitivité des offres plus traditionnelles. Le centre de Mumbai, qui joue un rôle clé dans ce dispositif, compte désormais près de 1 000 collaborateurs contre 500 fin décembre 2002 et un deuxième centre devrait être ouvert à Bengalore dans les prochains mois.

L'Infogérance (28% du chiffre d'affaires au premier semestre) reste un segment dynamique du marché. Le Groupe a lancé une offensive dans le domaine du "Business Process Outsourcing", complétant son dispositif de centres d'externalisation des fonctions administratives et financières, à l'occasion de la signature de deux contrats importants, l'un en Pologne et l'autre en Chine.

L'activité de Sogeti (Assistance technique de proximité) représente désormais 8% du chiffre d'affaires au premier semestre contre 6% en 2002.

L'organisation par métiers et le repositionnement commercial commencent à porter leurs fruits, notamment au Royaume-Uni et en Europe Centrale dans le domaine de l'Infogérance, comme en atteste l'amélioration de la rentabilité de ces deux régions depuis un an.

En Amérique du Nord, le chiffre d'affaires est en légère baisse à taux constants par rapport au second semestre 2002 (-1,8%) contre une baisse de 5,6% au second semestre 2002 par rapport au semestre précédent mais la marge opérationnelle reste légèrement supérieure à la moyenne du Groupe sur la période. Le rééquilibrage commercial en cours sur cette zone ne devrait porter ses fruits qu'en 2004.

HALF YEAR BUSINESS REPORT

BUSINESS IN THE FIRST HALF 2003

In a global market that is in the process of stabilising, the Group's revenue, at constant rates and perimeter, declined by 4.5%, as compared to the second half of 2002 – part of this change being due to less use of subcontracting – and by 8.8% at current rates and perimeter. The difference is due to the weakness of the US dollar and of the pound sterling with respect to the euro, since these two currencies account for nearly half of the Group's business.

Headcount, as of June 30, amounted to 49,411 employees, a 6% decrease compared to January 1, 2003, taking into account 2,290 departures resulting from layoffs. The utilization rate improved by 1 point from 72.7% in the second half of 2002 to 73.7% in the first half of 2003.

Together with these headcount adjustment measures, the Group continued its cost reduction program which was implemented in June 2002 and is currently proceeding according to plan. The office space rationalization, which began last year, has continued this year in France, the Nordic countries, the United Kingdom and the Benelux countries and has resulted in €21 million restructuring charges in the first half. The centralisation of procurement procedures on a network infrastructure is underway, with the full impact to be felt in 2004. Finally, the new stage of the LEAP! program, intended to optimize our administrative and financial support functions, was launched at the start of the year.

Operating margin comes out at 2.7%, as expected, as compared to 0.3% in the first half of 2002. As of June 30, 2003, the Group has a net cash position of €419 million, compared to €247 million on June 30, 2002 and €465 million at the end of 2002.

Bookings in the first half confirm that the market is stabilizing : they amount to €3,757 million, an increase of 14% compared to second half 2002. Thus, in the Project and Consulting area, the book to bill ratio is 1.16. During the first six months of the year, the Group signed significant contracts, including Visteon in the United States, National Trust in the United Kingdom and Total in France.

An analysis of the deals pipeline shows an increase in the course of the last few months in the proportion of medium-sized opportunities (between €5 and €20 million). This reflects a change in our clients' attitude, in that they seem ready to consider larger investments than in the past.

In June 2003, the Group launched a bond issue convertible or exchangeable into Cap Gemini existing or new shares (OCEANE), with net proceeds of €452 million. This transaction will be accounted for during the second half.

Analysis by country and by business line

The stabilization currently underway is not taking place at the same rate across the countries and business lines in which the Group operates.

In the Consulting business (23% of revenue in the first half), which still suffers from the general economic climate, prices remain on the decline, depressing the first half performance despite encouraging signs in demand, particularly in the IT consulting segment.

The Technology practice (41% of first half revenue), has benefited from the portfolio re-balancing towards new needs for systems integration (web services, server architecture, security, business intelligence,...). The Group achieved significant progress towards industrializing the delivery of its services, through more systematic utilisation of its network of distributed delivery centers, which has improved the competitiveness of the more traditional offerings. The Mumbai center, which plays a key role in the Group delivery network, currently employs nearly 1,000 people, as compared to 500 at the end of December 2002, and a second center is expected to open in Bengalore in the near future.

Outsourcing services (28% of revenue in the first half) remains one of the market's dynamic segments. The Group launched an aggressive program in the field of Business Process Outsourcing. The network of outsourcing centres specialised in administrative and financial functions was completed by the signing of two major contracts, one in Poland and one in China.

Sogeti activity (local technical assistance) now accounts for 8% of Group revenue compared to 6% in 2002.

The organisation by business line and the repositioning of sales are starting to bear fruit, notably in the United Kingdom and in Central Europe in the outsourcing field, as shown by the improvement in profitability in these two regions over the past year.

In North America, revenue declined slightly at constant rates compared to second half 2002 (-1.8%). This compares to a 5.6% decrease in the second half of 2002 versus the previous half year. However, operating margin for the first half of 2003 is slightly greater than the Group's average for the period. The business reorientation that is currently under way in this region is expected to bear fruit in 2004.

Au Benelux l'évolution du chiffre d'affaires est inférieure à la moyenne du Groupe en raison notamment d'un premier trimestre très décevant et malgré un deuxième trimestre en net progrès ; les mesures mises en œuvre au cours des derniers mois ont toutefois permis d'améliorer la marge opérationnelle qui est passée de 5,1% en 2002 à 8,4% au premier semestre 2003.

La France et les pays Nordiques représentent la majeure partie des mesures de réduction d'effectif mises en œuvre au premier semestre (1 142 notifications de licenciements pour un coût de 66 millions d'euros) : le marché français a sans surprise été marqué par une demande atone, en revanche la pression sur les prix a été plus importante que prévu, ce qui explique l'évolution de la rentabilité (3,4% au premier semestre contre 6,9% en 2002). Quant aux pays Nordiques, le déclin de l'activité est moins marqué qu'au cours du semestre précédent mais le niveau de rentabilité reste insuffisant.

ANALYSE DES COMPTES CONSOLIDÉS ET DES COMPTES DE LA SOCIÉTÉ MÈRE

Le compte de résultat consolidé

- **Le chiffre d'affaires** du premier semestre 2003 s'élève à 3 023 millions d'euros contre 3 733 millions d'euros au premier semestre 2002, soit une baisse de 19% à taux de change et périmètre courants et de 12,5% à taux de change et périmètre constants.
  L'évolution séquentielle témoigne d'une tendance à la stabilisation progressive : par rapport au chiffre d'affaires du second semestre 2002 (3 314 millions d'euros) et hors effet de change et de périmètre, la variation est seulement de - 4,5%.
  A taux de change et périmètre constants, le chiffre d'affaires du second trimestre 2003 (1 468 millions d'euros) ne représente plus qu'une baisse de 3,2% par rapport au premier trimestre 2003.
  La répartition géographique du chiffre d'affaires au 30 juin 2003 est globalement stable par rapport à celle de la fin de l'année, la baisse du dollar face à l'euro expliquant pour l'essentiel la moindre proportion des activités nord-américaines dans le chiffre d'affaires du Groupe (31% au 30 juin contre 32% à fin 2002).
  La contribution de chacune des disciplines au chiffre d'affaires consolidé est également stable ; la seule évolution notable est un léger accroissement de la part de l'Infogérance qui est passée de 27% à fin 2002 à 28% au 30 juin 2003 grâce, notamment, à une activité soutenue au Royaume-Uni, au Benelux et en Europe Centrale.

- **Le résultat d'exploitation** (dont la répartition par géographie figure en Note 15 des "Notes sur les comptes semestriels consolidés") s'élève à 81 millions d'euros, soit une marge d'exploitation de 2,7% au premier semestre 2003, à comparer à une marge d'exploitation de 0,3% au premier semestre 2002.

- **Le résultat financier** est négatif de 5 millions d'euros contre -1 million d'euros au premier semestre 2002. Cette variation résulte de moindres revenus des placements à court terme pénalisés par la baisse des taux d'intérêt.

- **Les autres produits et charges** présentent une charge nette de 105 millions d'euros (contre une charge nette de 141 millions d'euros au premier semestre 2002) principalement composée de :
  - 87 millions d'euros de coûts de restructuration eux mêmes répartis en :
    - 66 millions d'euros de coûts directement liés aux réductions d'effectifs, principalement en France (33 millions d'euros), dans les pays Nordiques (14 millions d'euros), en Amérique du Nord (12 millions d'euros) et au Benelux (5 millions d'euros),
    - 21 millions d'euros d'autres charges liées principalement à la poursuite sur le premier semestre des mesures de rationalisation du parc immobilier lancées en 2002. Ces charges concernent la France (8 millions d'euros), les pays Nordiques (6 millions d'euros), la Grande-Bretagne (5 millions d'euros) et le Benelux (2 millions d'euros).
  - Une charge de 16 millions d'euros correspondant au résultat de cession à un établissement de crédit de la créance de "carry-back" de 90 millions d'euros constatée au titre du résultat fiscal d'intégration français de 2002.

- **La charge d'impôt** au 30 juin 2003 s'élève à 39 millions d'euros contre 21 millions au 30 juin 2002, un niveau élevé par rapport au résultat avant impôts, étant rappelé que par mesure de prudence aucun impôt différé actif n'a été enregistré au premier semestre au titre des pertes générées sur la période.
  Cette charge d'impôt se décompose de la manière suivante :
  - une charge d'impôt de 15 millions d'euros dans les pays où le Groupe est fiscalement bénéficiaire sur la période (France, Benelux et Canada)
  - le paiement d'impositions minimales dans différents pays pour un total de 9 millions d'euros,
  - la dépréciation à hauteur de 8,5 millions d'euros du solde d'impôts différés actifs relatifs aux activités nordiques au 31 décembre 2002.

  Il faut noter que les autres impôts différés actifs n'ont pas été réévalués compte tenu de l'absence d'évolution significative de l'environnement économique des pays concernés au cours du premier semestre 2003.

- Après prise en compte du résultat des sociétés mises en équivalence, des intérêts minoritaires et de l'amortissement des écarts d'acquisition (20 millions d'euros), **le résultat net part du Groupe** est une perte de 90 millions d'euros (contre une perte de 256 millions au premier semestre 2002) et le résultat net dilué par action s'élève à -0,72 euros sur la base de 125 571 779 actions, contre -2,04 euros au 30 juin 2002 pour 126 366 859 actions.

In the Benelux countries, the change in revenue is below the Group's average, due in particular to a very disappointing first quarter and despite marked progress in the second quarter. Measures implemented over the last few months have, however, made possible to improve the operating margin from 5.1% in 2002 to 8.4% in the first half of 2003.

France and the Nordic countries accounted for the major part of the staff reduction measures implemented in the first half (1,142 employees notified, for a cost of €66 million). The French market, not surprisingly, was impacted by flat demand; in contrast, pricing pressure was higher than expected, which explains the difference in profitability levels (3.4% in the first half, as compared to 6.9% in 2002). As regards the Nordic countries, the decline in business is less apparent than in the course of the previous half year but the level of profitability remains insufficient.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP AND THE PARENT COMPANY

Consolided income statement

- **Revenue** in first half 2003 amounted to €3,023 million, as compared to €3,733 million in first half 2002, a decrease of 19% at current exchange rates and perimeter, or 12.5% at constant rates and perimeter.
  Sequential evolution reflects a trend toward gradual stabilisation: when compared to revenue in the second half of 2002 (€3,314 million) and excluding the effect of exchange rates and perimeter, the change amounts to only -4.5%.
  At constant exchange rates and perimeter, revenue in the second quarter of 2003 (€1,468 million) showed a drop of only 3.2% as compared to first quarter 2003.
  Geographical breakdown in revenue as of June 30, 2003 is on the whole stable compared to the breakdown at the end of the year; the drop in the dollar versus the euro explains for the most part the lower contribution of North American business to the Group's revenue (31% as of June 30, compared to 32% at the end of 2002).
  The revenue breakdown by discipline is also stable; the only notable development is the growth in the proportion of Outsourcing business which has gone up from 27% at the end of 2002 to 28% as of June 30, 2003, notably thanks to robust activity levels in the United Kingdom, Benelux and Central Europe.

- **Operating result** (of which the geographical spread is shown in Note 15 of the "Notes to the interim consolidated financial statements") is €81 million, which represents an operating margin of 2.7% in the first half of 2003, to be compared to 0.3% in the first half of 2002.

- **Financial result** is -€5 million compared to -€1 million in the first half of 2002. This variance is the result of lower income from short-term investments mainly due to lower interest rates.

- **Other revenues and expenses** (net) represent a net expense of -€105 million compared to a -€141 million net expense in the first half of 2002. This item mainly consists of:
  - €87 million in restructuring costs, including:
    - €66 million for costs directly linked to staff reductions, mainly in France (€33 million), in the Nordic countries (€14 million), in North America (€12 million) and in the Benelux countries (€5 million),
    - €21 million for other expenses, due mainly to additional measures taken over the first half in relation to the office space rationalization program launched in 2002. This expense involved France (€8 million), the Nordic countries (€6 million), the United Kingdom (€5 million) and the Benelux countries (€2 million).
  - An expense of €16 million on the sale to a financial institution of the tax credit of €90 million recognized on the carry-back of the 2002 French tax loss.

- **The tax charge** as of June 30, 2003 is €39 million compared to €21 million as of June 30, 2002; this represents a relatively high expense in relation to the pretax result, it being understood that, on a conservative basis, no deferred taxes were booked in the first half for losses generated in the period.
  This tax charge can be analysed as follows:
  - a tax charge of €15 million in the countries where the Group has generated taxable profits over the period (France, Benelux and Canada)
  - the payment of minimum taxes in various countries for a total of €9 million,
  - a €8.5 million write-down of the balance of deferred tax assets of the Nordic business as of December 31, 2002.

  It should be noted that the other deferred tax assets were not re-evaluated absent any significant change in the economic environment of the countries concerned in the course of the first half of 2003.

- After the results of equity companies, minority interests, and goodwill amortization (€20 million), **net income for the Group** is -€90 million (compared to -€256 million in the first half of 2002). As of June 30, 2003, net diluted earnings per share is -€0.72 on the basis of 125,571,779 shares, compared to -€2.04 as of June 30, 2002 on the basis of 126,366,859 shares.

Le bilan consolidé

- **La situation nette de l'ensemble consolidé** (capitaux propres et intérêts minoritaires) s'établit à 3 342 millions d'euros, soit, par rapport au 31 décembre 2002, une diminution de 192 millions d'euros qui résulte principalement des mouvements suivants :
  - le résultat net consolidé part du Groupe pour les six premiers mois de l'exercice (- 90 millions d'euros)
  - la variation de la réserve de conversion (- 98 millions d'euros) qui traduit l'évolution du dollar américain et de la livre sterling par rapport à l'euro,
  - l'élimination nette des actions retournées à Cap Gemini S.A. par d'anciens associés d'Ernst & Young devenus salariés du Groupe
  - la variation des intérêts minoritaires.

- **Les actifs à long terme** s'établissent à 2 758 millions d'euros au 30 juin 2003 contre 2 912 au 31 décembre 2002 soit une baisse de 154 millions d'euros qui résulte principalement des mouvements suivants :
  - l'acquisition (nette des cessions) d'immobilisations corporelles et incorporelles (73 millions d'euros), principalement au Benelux (30 millions d'euros), en Europe Centrale (14 millions d'euros), aux Etats-Unis (9 millions d'euros) et au Royaume-Uni (8 millions d'euros),
  - l'amortissement total de la période (103 millions d'euros), dont 83 millions d'euros relatifs aux immobilisations corporelles et incorporelles, et 20 millions relatifs aux écarts d'acquisition,
  - la diminution des actifs d'impôts différés à long terme hors effet de conversion (22 millions d'euros) qui provient essentiellement de la dépréciation d'une partie des impôts différés actifs des pays Nordiques constatés au 31 décembre 2002 et de l'utilisation de déficits reportables en France,
  - l'effet négatif de la conversion des actifs à long terme en devises pour 111 millions d'euros (dont 42 millions d'euros sur l'impôt différé actif à long terme).

- ***Les créances d'exploitation nettes*** *(1 483 millions d'euros) comprennent 1 416 millions d'euros de comptes clients et comptes rattachés* contre 1 550 millions au 31 décembre 2002, soit une diminution de 8,6% (134 millions d'euros). Ils représentent 85 jours du chiffre d'affaires du premier semestre 2003 contre 80 jours du chiffre d'affaires de l'exercice 2002.

- **La trésorerie nette consolidée** au 30 juin 2003 s'élève à 419 millions d'euros contre 465 millions d'euros au 31 décembre 2002, la variation s'expliquant essentiellement par :
  - un flux de trésorerie d'exploitation positif de 30 millions d'euros, résultant lui-même :
    - d'une capacité d'autofinancement positive de 59 millions d'euros
    - d'une augmentation du besoin en fonds de roulement de 29 millions d'euros, qui tient compte de décaissements liés aux restructurations pour 154 millions d'euros et d'un effet positif de 74 millions d'euros résultant du produit de cession à un établissement de crédit de la créance de report en arrière des déficits fiscaux en France ("carry-back")
  - un flux de trésorerie d'investissement négatif de 83 millions d'euros lié essentiellement à des investissements relatifs à des contrats d'Infogérance.

Les comptes de la société mère Cap Gemini S.A.

Le total des produits d'exploitation et des produits financiers de Cap Gemini S.A. pour le premier semestre 2003 s'élève à 83 millions d'euros, contre 151 millions d'euros pour le premier semestre 2002, diminution due à la fois à de moindres redevances facturées aux filiales du Groupe (67 millions d'euros contre 89 millions au premier semestre 2002) et à une baisse des dividendes reçus (5 millions d'euros contre 52 millions au premier semestre 2002).

Le résultat avant impôt du premier semestre 2003 est un bénéfice de 68 millions d'euros contre 387 millions d'euros au 30 juin 2002 mais il faut rappeler que le résultat du premier semestre 2002 enregistrait une plus-value réalisée à l'occasion du reclassement des titres de notre filiale canadienne dans le cadre de la réorganisation des activités nord-américaines (pour un montant de 223 millions d'euros).

Consolidated balance sheet

- **The shareholders' equity including minority interest** is €3,342 million, which represents, in relation to December 31, 2002, a decrease of €192 million that is mainly the result of the following effects:
  - the net consolidated Group income for the six first months of the period (-€90 million),
  - the variation in the translation adjustment (-€98 million) which mainly reveals the change in the US dollar and sterling pound in relation to the euro,
  - the net elimination of shares returned to Cap Gemini S.A. by former partners of Ernst & Young which have become employees of the Group,
  - the variation in minority interests

- **Long-term assets** are €2,758 million as of June 30, 2003 compared to €2,912 million as of December 31, 2002, representing a drop of €154 million. This is mainly the result of the following movements:
  - purchase (net of disposals) of tangible and intangible assets (€73 million), mainly in Benelux (€30 million), Central Europe (€14 million), in the United States (€9 million) and in the United Kingdom (€8 million),
  - total amortization for the period (€103 million), of which €83 million concerning tangible and intangible assets, and €20 million concerning goodwill,
  - the decrease in long-term deferred tax assets outside the currency translation effect (€22 million) which mainly comes from the depreciation of a portion of the deferred tax asset related to the Nordic countries recognized as of December 31, 2002 and from the use of some tax loss carry-forward in France,
  - the negative effect of the currency translation of long-term assets for €111 million (of which €42 million for long-term deferred tax assets).

- **Accounts and notes receivable** (€1,483 million) include €1,416 million in trade receivables compared to €1,550 million as of December 31, 2002, which is a 8.6% drop (€134 million). These represent 85 days of revenue for the first half of 2003 compared to 80 days of 2002 fiscal year revenue.

- **Consolidated net cash position** as of June 30, 2003 is €419 million compared to €465 million as of December 31, 2002.
  This change can be explained mainly by:
  - a positive operating cash flow of €30 million, which itself is a result of:
    - a cash flow before working capital change of €59 million,
    - a €29 million increase in working capital, which takes into account disbursements linked to restructuring for €154 million and a positive effect of €74 million due to the sale to a financial institution of the tax credit recognized on the carry-back of the 2002 French tax loss.
  - a negative investment cash flow of €83 million mainly linked to investments related to outsourcing contracts.

Cap Gemini S.A. parent company accounts

Total operating revenue and financial revenue for the first half of 2003 for Cap Gemini S.A. is €83 million, compared to €151 million for the first half of 2002. The drop is due to lower logo fees billed to the Group's subsidiaries (€67 million compared to €89 million in the first half of 2002) and a decrease in received dividends (€5 million compared to €52 million in the first half of 2002).

Earnings before taxes for the first half of 2003 are a profit of €68 million compared to €387 million as of June 30, 2002. It should be noted that results for the first half of 2002 showed a €223 million capital gain realised upon the intra group sale of the shares in our Canadian subsidiary, as part of the reorganisation of the North American activities.



PERSPECTIVES POUR L'EXERCICE 2003

La stabilisation progressive du chiffre d'affaires et l'amélioration de la marge opérationnelle interviennent à un rythme différent selon les pays dans lesquels le Groupe opère et selon les métiers qu'il exerce ; par ailleurs, la dépréciation du dollar et de la livre sterling a un impact négatif sur les comparaisons avec l'exercice précédent. Compte tenu de ces différents facteurs, le management du Groupe s'est fixé comme objectif de porter la marge d'exploitation du second semestre à plus de 5% (contre 3,1% au second semestre 2002), ce qui conduirait pour l'ensemble de l'exercice 2003 à une marge opérationnelle légèrement supérieure à 4% (contre 1,6% en 2002). L'ambition du Groupe reste d'améliorer encore ce pourcentage en 2004.



OUTLOOK FOR THE 2003 FINANCIAL YEAR

The progressive stabilisation of revenue and improvement in operating margin occurs at a different pace according to the country in which the Group operates and the business lines considered. In addition, the depreciation of the US dollar and sterling pound against the euro has a negative impact on year-on-year comparisons. Taking into account these different factors, the Group's management has set itself the goal of bringing the operating margin for the second half of the year to over 5% (versus 3.1% in the second half of 2002), which would translate into a full year operating margin slightly above 4% (versus 1.6% in 2002). The Group maintains its ambition to further improve this figure in 2004.

COMPTES SEMESTRIELS CONSOLIDÉS 2003

RAPPORT DES COMMISSAIRES AUX COMPTES

SUR L'EXAMEN LIMITÉ DES COMPTES SEMESTRIELS CONSOLIDÉS RELATIFS A LA PÉRIODE DU 1ER JANVIER AU 30 JUIN 2003

Aux actionnaires de CAP GEMINI S.A.,

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du code de commerce, nous avons procédé à :

- l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés de la société Cap Gemini S.A., *relatifs à la période du 1er janvier 2003 au 30 juin 2003, tels qu'ils sont joints au présent rapport ;*
- la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en oeuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la *sincérité des comptes semestriels consolidés, établis conformément aux règles et principes comptables français, et l'image fidèle qu'ils* donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Fait à Paris, le 4 septembre 2003

Les commissaires aux comptes

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit
Département de KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Associé Associé

2003 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' REVIEW REPORT
ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003

Free translation of the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as statutory auditors and in accordance with section L. 232-7 of the Commercial Code, we have performed a limited review of the accompanying interim consolidated financial statements ("tableau d'activité et de résultats") of Cap Gemini S.A. and its subsidiaries (the "Cap Gemini Ernst & Young Group") for the period from January 1 to June 30, 2003. We have also reviewed the information contained in the Interim Report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our limited review, is to report our conclusions concerning these financial statements.

We conducted our limited review in accordance with the standards generally accepted in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from a full audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements in order to present fully the consolidated results of operations for the six-month period ended June 30, 2003 and the consolidated financial position and assets and liabilities of the Cap Gemini Ernst & Young Group at that date, in accordance with French generally accepted accounting principles.

As required by professional standards generally accepted in France, we have also reviewed the information given in the interim report accompanying the consolidated financial statements that were the subject of our limited review.

We have no matters to report concerning the fairness of this information or its consistency with the interim consolidated financial statements.

Paris, September 4, 2003

The statutory auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit,
Department of KPMG S.A.
Jean-Luc Decornoy - Frédéric Quélin
Partner Partner

COMPTES DE RÉSULTATS CONSOLIDÉS

POUR L'EXERCICE 2002 ET POUR LES PREMIERS SEMESTRES CLOS LES 30 JUIN 2002 ET 2003

(en millions d'euros)	Exercice 2002		1er semestre 2002		1er semestre 2003	
	Montants	%	Montants	%	Montants	%
Chiffre d'affaires	***7 047***	***100,0***	***3 733***	***100,0***	***3 023***	***100,0***
Charges d'exploitation	(6 933)	(98,4)	(3 723)	(99,7)	(2 942)	(97,3)
Résultat d'exploitation	***114***	***1,6***	***10***	***0,3***	***81***	***2,7***
Produits et frais financiers (net)	(1)	(0,0)	(1)	(0,0)	(5)	(0,2)
Autres produits et charges (net)	(401)	(5,7)	(141)	(3,8)	(105)	(3,5)
Résultat avant impôts des sociétés intégrées	***(288)***	***(4,1)***	***(132)***	***(3,5)***	***(29)***	***(1,0)***
Impôts	(108)	(1,5)	(21)	(0,6)	(39)	(1,3)
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché	***(396)***	***(5,6)***	***(153)***	***(4,1)***	***(68)***	***(2,3)***
Résultat des sociétés mises en équivalence	(2)	(0,0)	(1)	(0,0)	(1)	(0,0)
Intérêts minoritaires	7	0,1	1	(0,0)	(1)	(0,0)
Résultat net (part du Groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché	***(391)***	***(5,5)***	***(153)***	***(4,1)***	***(70)***	***(2,3)***
Amortissement des écarts d'acquisition et dépréciation des parts de marché	(123)	(1,8)	(103)	(2,8)	(20)	(0,7)
Résultat net (part du Groupe)	***(514)***	***(7,3)***	***(256)***	***(6,9)***	***(90)***	***(3,0)***

	Exercice 2002	1er semestre 2002	1er semestre 2003
Nombre d'actions	***125 420 369***	***125 421 877***	***125 349 882***
Nombre moyen potentiellement dilutif d'options de souscription d'actions	1 307 299	944 982	221 897
Nombre moyen d'actions retraité	***126 727 668***	***126 366 859***	***125 571 779***
Nombre d'actions en fin de période	***125 479 105***	***125 476 765***	***125 479 105***
Résultat net part du Groupe (rappel)	(514)	(256)	(90)
Résultat net par action (en euros) (1)	(4,10)	(2,04)	(0,72)
Résultat net dilué par action (en euros) (2)	(4,10)	(2,04)	(0,72)
Résultat net par action (en euros) (3)	(4,10)	(2,04)	(0,72)

(1) résultat net part du Groupe rapporté au nombre moyen d'actions
(2) résultat net part du Groupe rapporté au nombre moyen d'actions retraité. Pour l'exercice et les premiers semestres présentés, le résultat dilué par action étant négatif, est identique au résultat de base
(3) résultat net part du Groupe rapporté au nombre d'actions en fin de période qui inclut, pour le premier semestre 2003, les 41 360 actions propres dont l'annulation décidée par la treizième résolution de l'Assemblée Générale du 7 mai a été réalisée le 24 juillet 2003

Le résultat net du Groupe après amortissement des écarts d'acquisition mais avant intérêts minoritaires ressort à -89 millions d'euros pour le 1er semestre 2003, soit -2,9% du chiffre d'affaires contre -257 millions d'euros et -6,9% pour le 1er semestre 2002 (et -521 millions d'euros et -7,4% pour l'exercice 2002).

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
AND THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003

(in millions of euros)	Full year 2002		First half 2002		First half 2003	
	Amounts	%	Amounts	%	Amounts	%
Operating revenue	***7,047***	***100.0***	***3,733***	***100.0***	***3,023***	***100.0***
Operating expenses	(6,933)	(98.4)	(3,723)	(99.7)	(2,942)	(97.3)
Operating income	***114***	***1.6***	***10***	***0.3***	***81***	***2.7***
Interest income and expense, net	(1)	(0.0)	(1)	(0.0)	(5)	(0.2)
Other revenues and expenses, net	(401)	(5.7)	(141)	(3.8)	(105)	(3.5)
Income/(loss) of fully consolidated companies before tax	***(288)***	***(4.1)***	***(132)***	***(3.5)***	***(29)***	***(1.0)***
Income tax	(108)	(1.5)	(21)	(0.6)	(39)	(1.3)
Net income/(loss) of fully consolidated companies before amortization of goodwill and write-down of market shares	***(396)***	***(5.6)***	***(153)***	***(4.1)***	***(68)***	***(2.3)***
Equity in net results of affiliates	(2)	(0.0)	(1)	(0.0)	(1)	(0.0)
Minority interests	7	0.1	1	(0.0)	(1)	(0.0)
Net income/(loss) before amortization of goodwill and write-down of market shares	***(391)***	***(5.5)***	***(153)***	***(4.1)***	***(70)***	***(2.3)***
Amortization of goodwill and write-down of market shares	(123)	(1.8)	(103)	(2.8)	(20)	(0.7)
Net income/(loss)	***(514)***	***(7.3)***	***(256)***	***(6.9)***	***(90)***	***(3.0)***

	Full year 2002	First half 2002	First half 2003
Average number of shares	***125,420,369***	***125,421,877***	***125,349,882***
Weighted average number of stock options	1,307,299	944,982	221,897
Adjusted average number of shares	***126,727,668***	***126,366,859***	***125,571,779***
Number of shares at period-end	***125,479,105***	***125,476,765***	***125,479,105***
Net loss	(514)	(256)	(90)
Primary earnings/(loss) per share (in €) (1)	(4.10)	(2.04)	(0.72)
Diluted earnings/(loss) per share (in €) (2)	(4.10)	(2.04)	(0.72)
Primary earnings/(loss) per share (in €) (3)	(4.10)	(2.04)	(0.72)

(1) Loss per share based on average number of shares.
(2) Loss per share based on adjusted average number of shares. For the periods presented above, as the Group incurred a loss, the diluted loss per share is considered the same as the primary loss per share.
(3) Loss per share based on the number of shares at the period-end. For First half 2003, this figure includes the 41,360 Cap Gemini S.A. shares which were cancelled on July 24, 2003, further to the authorization granted in the thirteenth resolution of the Annual Shareholders' Meeting held on May 7, 2003.

For the six months ended June 30, 2003, the Group had a consolidated net loss of €89 million before minority interests but after amortization of goodwill, representing a negative margin of 2.9% on operating revenue. In 2002, the net loss before minority interests but after amortization of goodwill came to €257 million for the first half and €521 million for the full year, representing a negative margin of 6.9% and 7.4% on operating revenue respectively.

BILANS CONSOLIDÉS

AU 30 JUIN 2002, AU 31 DÉCEMBRE 2002 ET AU 30 JUIN 2003

(en millions d'euros)	**30 juin 2002**	**31 décembre 2002**	**30 juin 2003**
ACTIF			
Immobilisations incorporelles	1 689	1 628	1 549
Immobilisations corporelles	516	512	489
Immobilisations financières	91	85	97
TOTAL DE L'ACTIF IMMOBILISÉ	***2 296***	***2 225***	***2 135***
Impôt différé actif à long terme	779	687	623
TOTAL DES ACTIFS À LONG TERME	***3 075***	***2 912***	***2 758***
Créances d'exploitation (net)	2 057	1 664	1 483
Créances diverses	344	424	378
Créances financières et placements à court terme	568	490	470
Banques	276	372	293
TOTAL DE L'ACTIF CIRCULANT	***3 245***	***2 950***	***2 624***
TOTAL DE L'ACTIF	***6 320***	***5 862***	***5 382***
Engagements reçus	4	5	10
PASSIF			
Capital social	1 004	1 004	1 004
Primes d'émission et d'apport	2 110	2 063	2 066
Réserves et résultat consolidés	683	438	246
CAPITAUX PROPRES	***3 797***	***3 505***	***3 316***
Intérêts minoritaires	36	29	26
SITUATION NETTE DE L'ENSEMBLE CONSOLIDÉ	***3 833***	***3 534***	***3 342***
Dettes financières à long terme	113	155	160
Provisions et autres passifs à long terme	217	252	259
TOTAL DES PASSIFS À LONG TERME	***330***	***407***	***419***
Dettes financières à court terme et découverts bancaires	484	242	184
Dettes d'exploitation (net)	1 564	1 619	1 352
Dettes diverses	109	60	85
TOTAL DES PASSIFS À COURT TERME	***2 157***	***1 921***	***1 621***
TOTAL DU PASSIF	***6 320***	***5 862***	***5 382***
Engagements donnés	1 311	1 298	1 324
TRÉSORERIE NETTE	***247***	***465***	***419***

L'opération d'émission d'Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes (OCEANE) lancée le 24 juin 2003 et qui a permis au Groupe d'encaisser 452 millions d'euros le 2 juillet 2003, sera comptabilisée au second semestre.

CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2002, DECEMBER 31, 2002 AND JUNE 30, 2003

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
ASSETS			
Intangible assets	1,689	1,628	1,549
Property, plant and equipment	516	512	489
Investments	91	85	97
Total fixed assets	***2,296***	***2,225***	***2,135***
Long-term deferred tax assets	779	687	623
Total non-current assets	***3,075***	***2,912***	***2,758***
Accounts and notes receivable, net	2,057	1,664	1,483
Other receivables	344	424	378
Financial receivables and short-term investments	568	490	470
Cash	276	372	293
Total current assets	***3,245***	***2,950***	***2,624***
TOTAL ASSETS	***6,320***	***5,862***	***5,382***
Commitments received from third parties	4	5	10
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	1,004	1,004	1,004
Additional paid-in capital	2,110	2,063	2,066
Retained earnings	683	438	246
Total shareholders' equity	***3,797***	***3,505***	***3,316***
Minority interests	36	29	26
Shareholders' equity, including minority interests	***3,833***	***3,534***	***3,342***
Long-term debt	113	155	160
Provisions and other long-term liabilities	217	252	259
Total long-term liabilities	***330***	***407***	***419***
Short-term debt and bank overdrafts	484	242	184
Accounts and notes payable	1,564	1,619	1,352
Other payables	109	60	85
Total current liabilities	***2,157***	***1,921***	***1,621***
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***6,320***	***5,862***	***5,382***
Commitments given to third parties	1,311	1,298	1,324
Net cash and cash equivalents	***247***	***465***	***419***

The "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out on June 24, 2003 and which gave the Group a net cash payment of €452 million on July 2, 2003, will be booked over the Second half of 2003.

TABLEAU DES FLUX DE TRÉSORERIE CONSOLIDÉS

POUR L'EXERCICE CLOS LE 31 DÉCEMBRE 2002 ET POUR LES PREMIERS SEMESTRES 2002 ET 2003

(en millions d'euros)	Exercice 2002	1er semestre 2002	1er semestre 2003
FLUX D'EXPLOITATION			
Résultat net (part du Groupe)	(514)	(256)	(90)
Intérêts minoritaires et résultat des sociétés mises en équivalence	(5)	-	2
RÉSULTAT NET DES SOCIÉTÉS INTÉGRÉES	***(519)***	***(256)***	***(88)***
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissement et dépréciation	325	190	103
Provisions	30	5	10
Variation des impôts différés	61	(31)	18
Plus et moins values sur cessions d'actifs	3	2	16
Autres éléments	(14)	9	-
MARGE BRUTE D'AUTOFINANCEMENT DES SOCIÉTÉS INTÉGRÉES (I)	***(114)***	***(81)***	***59***
Flux de trésorerie liés :			
- aux créances clients et comptes rattachés (net) (A)	531	83	135
- aux dettes fournisseurs et comptes rattachés (net) (B)	36	80	(78)
- aux autres créances et dettes diverses (C)	(382)	(356)	(160)
- à l'effet net de la cession d'une créance de carry-back (D)	-	-	74
FLUX DE TRÉSORERIE LIÉS AU BESOIN EN FONDS DE ROULEMENT (II=A+B+C+D)	***185***	***(193)***	***(29)***
FLUX DE TRÉSORERIE D'EXPLOITATION (III=I+II)	***71***	***(274)***	***30***
FLUX D'INVESTISSEMENTS			
Acquisitions d'immobilisations corporelles et incorporelles	(278)	(136)	(80)
Produits de cessions d'immobilisations corporelles et incorporelles	42	5	3
	(236)	(131)	(77)
Acquisitions d'immobilisations financières	(16)	(12)	(6)
Produits de cessions d'immobilisations financières	1	-	-
Dividendes reçus des sociétés non consolidées	1	-	-
	(14)	(12)	(6)
Incidence des variations de périmètre	13	13	-
FLUX DE TRÉSORERIE D'INVESTISSEMENTS (IV)	***(237)***	***(130)***	***(83)***
FLUX DE CAPITAUX			
Augmentations de capital en numéraire (dont exercice de stock-options)	12	12	-
Dividendes versés aux actionnaires de la société mère	(50)	(50)	-
Dividendes versés aux minoritaires des sociétés intégrées	(1)	(1)	-
Emission/remboursement d'emprunts	128	312	(7)
FLUX DE TRÉSORERIE LIÉS AUX OPÉRATIONS DE FINANCEMENT (V)	***89***	***273***	***(7)***
VARIATION DE TRÉSORERIE (III+IV+V)	***(77)***	***(131)***	***(60)***
TRÉSORERIE D'OUVERTURE	***875***	***875***	***762***
TRÉSORERIE DE CLÔTURE	***762***	***712***	***(1) 688***
Incidence des variations de cours des devises	(36)	(32)	(14)
VARIATION DE TRÉSORERIE	***(77)***	***(131)***	***(60)***

(1) Ce montant ne comprend pas les 452 millions d'euros de trésorerie correspondant à l'émission d'Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes (OCEANE) lancée le 24 juin 2003, avec une date de jouissance et de règlement au 2 juillet 2003.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
AND THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003

(in millions of euros)	Full year 2002	First half 2002	First half 2003
OPERATING ACTIVITIES			
Net income/(loss)	(514)	(256)	(90)
Minority interests and equity in the results of affiliates	(5)	-	2
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES	***(519)***	***(256)***	***(88)***
Adjustments to reconcile net income of fully consolidated companies to cash generated by operations:			
Depreciation and amortization	325	190	103
Provisions	30	5	10
Changes in deferred taxes	61	(31)	18
(Gains)/losses on disposals of assets	3	2	16
Other	(14)	9	-
CASH FLOW OF FULLY CONSOLIDATED COMPANIES (I)	***(114)***	***(81)***	***59***
Cash flow related to:			
- Accounts and notes receivable, net (A)	531	83	135
- Accounts and notes payable, net (B)	36	80	(78)
- Other receivables and payables, net (C)	(382)	(356)	(160)
- Net impact of the sale of a carry-back tax credit (D)	-	-	74
NET MOVEMENT IN WORKING CAPITAL (II =A+B+C+D)	***185***	***(193)***	***(29)***
NET CASH PROVIDED/(USED) BY OPERATIONS (III=I+II)	***71***	***(274)***	***30***
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment and intangible fixed assets	(278)	(136)	(80)
Disposals of property, plant and equipment and intangible fixed assets	42	5	3
	(236)	(131)	(77)
Acquisitions of investments	(16)	(12)	(6)
Disposals of investments	1	-	-
Dividends received from non-consolidated companies	1	-	-
	(14)	(12)	(6)
Effect of changes in Group structure	13	13	-
NET CASH USED BY INVESTING ACTIVITIES (IV)	***(237)***	***(130)***	***(83)***
FINANCING ACTIVITIES			
Increase in share capital (including exercise of stock-options)	12	12	-
Dividends paid to parent company shareholders	(50)	(50)	-
Dividends paid to minority shareholders of consolidated companies	(1)	(1)	-
Net change in borrowings	128	312	(7)
NET CASH (USED)/PROVIDED BY FINANCING ACTIVITIES (V)	***89***	***273***	***(7)***
CHANGE IN CASH AND CASH EQUIVALENTS (III+IV+V)	***(77)***	***(131)***	***(60)***
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	***875***	***875***	***762***
CASH AND CASH EQUIVALENTS AT PERIOD-END	***762***	***712***	***(1) 688***
Effect of exchange rate movements on cash and cash equivalents	(36)	(32)	(14)
CHANGE IN CASH AND CASH EQUIVALENTS	***(77)***	***(131)***	***(60)***

(1) This amount does not include the €452 million related to the "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out on June 24, 2003, with an issue and settlement date of July 2, 2003.

TABLEAU DE VARIATION DES CAPITAUX PROPRES CONSOLIDÉS
DU 1ER JANVIER 2002 AU 30 JUIN 2003

(en millions d'euros)	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves	Ecarts de conversion	Capitaux propres du Groupe
AU 1er JANVIER 2002	***125 244 256***	***1 002***	***2 112***	***(2)***	***1 034***	***157***	***4 303***
Augmentations de capital par levée d'options	472 201	4	8	-	-	-	12
Elimination nette de 256 885 actions propres restituées en 2002	-	-	12	(19)	-	-	(7)
Annulation de 237 352 actions dans le capital social de Cap Gemini S.A.	(237 352)	(2)	(18)	20	-	-	-
Apport des activités conseil d'Ernst & Young	-	-	(1)	-	-	-	(1)
Dividendes distribués au titre de 2001	-	-	(50)	-	-	-	(50)
Ecart de conversion	-	-	-	-	-	(238)	(238)
Résultat net (part du Groupe)	-	-	-	-	(514)	-	(514)
AU 31 DÉCEMBRE 2002	***125 479 105***	***1 004***	***2 063***	***(1)***	***520***	***(81)***	***3 505***
Elimination nette de 171 617 actions propres restituées en 2003	-	-	3	(4)	-	-	(1)
Ecart de conversion	-	-	-	-	-	(98)	(98)
Résultat net (part du Groupe)	-	-	-	-	(90)	-	(90)
AU 30 JUIN 2003	***125 479 105***	***1 004***	***2 066***	***(5)***	***430***	***(179)***	***3 316***

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1, 2002 TO JUNE 30, 2003

(in millions of euros)	Number of shares	Share capital	Additional paid-in capital	Treasury stock	Retained earnings	Cumulative translation adjustments	Shareholders' equity
AS OF JANUARY 1, 2002	***125,244,256***	***1,002***	***2,112***	***(2)***	***1,034***	***157***	***4,303***
Increase in share capital upon exercise of stock options	472,201	4	8	-	-	-	12
Elimination of treasury stock (256,885 shares) returned to the Company in 2002	-	-	12	(19)	-	-	(7)
Cancellation of Cap Gemini S.A. shares (237,352 shares)	(237,352)	(2)	(18)	20	-	-	-
Acquisition of the Ernst & Young consulting business	-	-	(1)	-	-	-	(1)
Dividends paid	-	-	(50)	-	-	-	(50)
Translation adjustments	-	-	-	-	-	(238)	(238)
Net loss	-	-	-	-	(514)	-	(514)
AS OF DECEMBER 31, 2002	***125,479,105***	***1,004***	***2,063***	***(1)***	***520***	***(81)***	***3,505***
Elimination of treasury stock (171,617 shares) returned to the Company in 2003	-	-	3	(4)	-	-	(1)
Translation adjustments	-	-	-	-	-	(98)	(98)
Net loss	-	-	-	-	(90)	-	(90)
AS OF JUNE 30, 2003	***125,479,105***	***1,004***	***2,066***	***(5)***	***430***	***(179)***	***3,316***

NOTES SUR LES COMPTES SEMESTRIELS CONSOLIDÉS

Note 1 - Principes comptables

Les comptes consolidés ont été établis en conformité avec les principes et normes comptables français et notamment avec le règlement n°99-02 du Comité de la Réglementation Comptable homologué le 22 juin 1999 et, pour les comptes semestriels, avec la recommandation n° 99.R.01 du 18 mars 1999 émise par le Conseil National de la Comptabilité.

Les comptes semestriels consolidés sont préparés conformément aux règles et principes comptables appliqués par le Groupe pour l'établissement des comptes consolidés annuels. Ils sont détaillés dans le document de référence 2002.

Note 2 - Evolution du périmètre de consolidation au premier semestre 2003

Aucun mouvement de périmètre significatif n'a eu lieu durant le premier semestre 2003.

Note 3 - Charges d'exploitation

Les postes "salaires et charges sociales" et "frais de déplacement" constituent les postes les plus importants des charges d'exploitation.

(en millions d'euros)	**Exercice 2002**	**1er semestre 2002**	**1er semestre 2003**
Salaires et charges sociales	4 249	2 351	1 922
Frais de déplacement	505	252	190
TOTAL	***4 754***	***2 603***	***2 112***
En % du total des charges d'exploitation	69%	70%	72%
En % du total des produits d'exploitation	67%	70%	70%
Effectif moyen de la période	54 882	55 724	50 581

Note 4 - Produits et frais financiers (net)

L'analyse des produits et frais financiers (net) est la suivante :

(en millions d'euros)	**Exercice 2002**	**1er semestre 2002**	**1er semestre 2003**
Revenus des placements à court terme	24	11	9
Intérêts financiers sur emprunts	(29)	(15)	(15)
Autres résultats financiers	4	3	1
TOTAL	***(1)***	***(1)***	***(5)***

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Accounting policies

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including Accounting Standards Committee (CRC) standard 99-02 of June 22, 1999 and, for the interim financial statements, in accordance with National Accounting Board (CNC) recommendation 99.R.01 dated March 18, 1999.

Details of the accounting principles and policies applied by the Group for both the interim and annual financial statements are set out in the 2002 Reference Document.

Note 2 - Changes in the scope of consolidation during First half 2003

No significant changes in scope occurred in the first half of 2003.

Note 3 - Operating expenses

Operating expenses consist primarily of payroll costs and travel expenses, as follows:

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Payroll costs	4,249	2,351	1,922
Travel expenses	505	252	190
TOTAL	***4,754***	***2,603***	***2,112***
As a % of total operating expenses	69%	70%	72%
As a % of total operating revenues	67%	70%	70%
Average number of employees during the period	54,882	55,724	50,581

Note 4 - Interest income and expense, net

Interest income and expense, net can be analyzed as follows:

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Interest income from short-term investments	24	11	9
Interest on debt	(29)	(15)	(15)
Other	4	3	1
TOTAL	***(1)***	***(1)***	***(5)***

Note 5 - Autres produits et charges (net)

(en millions d'euros)	Exercice 2002	1er semestre 2002	1er semestre 2003
Coûts de restructuration	(463)	(122)	(87)
Plus et moins-values sur titres et cessions de titres et d'activités	7	-	1
Plus et moins-values sur cessions d'actifs corporels	(3)	5	(1)
Résultat de cession d'une créance de carry-back	-	-	(16)
Effet de l'actualisation des actifs d'impôts différés à long terme	102	(12)	-
Provision pour dépréciation d'immobilisations corporelles	(10)	-	-
Gains et pertes sur créances financières	(11)	(11)	2
Gains et pertes de change (net)	(3)	(1)	(2)
Autres produits et charges (net)	(20)	-	(2)
TOTAL	***(401)***	***(141)***	***(105)***

Au premier semestre 2002, les autres produits et charges (net) de -141 millions d'euros sont principalement composés de 122 millions d'euros de coûts de restructuration dont :

- 111 millions d'euros directement liés aux réductions d'effectifs,
- 11 millions d'euros d'autres charges de structure, principalement liées aux coûts de fermeture des locaux.

Au premier semestre 2003, les autres produits et charges (net) de -105 millions d'euros recouvrent principalement :

- 87 millions d'euros de coûts de restructuration dont :
  - 66 millions d'euros de coûts directement liés aux réductions d'effectifs, principalement en France (33 millions d'euros), dans les pays Nordiques (14 millions d'euros), en Amérique du Nord (12 millions d'euros) et au Benelux (5 millions d'euros),
  - 21 millions d'euros d'autres charges liées principalement à la poursuite sur le premier semestre des mesures de rationalisation du parc immobilier lancées en 2002. Ces charges concernent la France (8 millions d'euros), les pays Nordiques (6 millions d'euros), la Grande-Bretagne (5 millions d'euros) et le Benelux (2 millions d'euros).
- Une charge de 16 millions d'euros correspondant au résultat de cession d'une créance de carry-back de 90 millions d'euros à un établissement de crédit (cf note 6 "Impôts").

Note 6 - Impôts

La charge d'impôt du premier semestre 2003 qui s'élève à 39 millions d'euros s'analyse de la manière suivante :

- impôts sur résultats bénéficiaires, notamment en France (6 millions d'euros), au Benelux (5 millions d'euros) et au Canada (4 millions d'euros).
- impôts forfaitaires supportés principalement aux Etats-Unis et en Italie, pour un montant de 9 millions d'euros.
- une dépréciation, à hauteur de 8,5 millions d'euros, du solde d'impôts différés actifs relatif aux pays Nordiques au 31 décembre 2002.

Il faut noter que la constatation de cette charge d'impôt de 39 millions d'euros alors que le résultat est une perte avant impôt de 29 millions d'euros, s'explique essentiellement par le fait que le Groupe a décidé, pour des raisons de prudence, de ne pas reconnaître d'actifs d'impôts différés relatifs aux pertes générées dans certains pays au cours du premier semestre 2003.

Les impôts différés actifs sont principalement reconnus aux Etats-Unis et en France.
S'agissant des Etats-Unis, et à défaut d'évolution significative de l'environnement économique au cours du premier semestre 2003, les hypothèses de reconnaissance de l'impôt différé sont restées inchangées.
En France, le déficit fiscal de 2002, constitué principalement d'une moins-value nette à court terme résultant de la réorganisation de nos activités nord-américaines, a donné lieu à la constatation au 31 décembre 2002 d'un actif d'impôt différé de 229 millions d'euros. Il convient de souligner que le montant définitif de la moins-value nette à court terme s'élève à 2,8 milliards d'euros, à comparer au chiffre de 2 milliards d'euros indiqué initialement dans le document de référence 2002.
Cette augmentation du montant de la moins-value nette à court terme n'a pas d'impact sur le montant des impôts différés constatés au titre de l'exercice 2002 et du 1er semestre 2003.

Par ailleurs, la société Cap Gemini S.A. a cédé le 26 juin 2003 à un établissement de crédit, pour un montant de 74 millions d'euros, une créance de carry-back constatée pour un montant de 90 millions d'euros, résultant de l'option de report en arrière du déficit fiscal français généré au titre de l'exercice 2002.

Note 5 - Other revenues and expenses (net)

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Restructuring costs	(463)	(122)	(87)
Gains/(losses) on disposals of shares and businesses	7	-	1
Gains/(losses) on disposals of property, plant and equipment	(3)	5	(1)
Net impact of the sale of a carry-back tax credit	-	-	(16)
Impact of discounting long-term deferred tax assets	102	(12)	-
Write-downs of property, plant and equipment	(10)	-	-
Gains/(losses) on financial receivables	(11)	(11)	2
Foreign exchange gains/(losses), net	(3)	(1)	(2)
Other, net	(20)	-	(2)
TOTAL	***(401)***	***(141)***	***(105)***

For the first half of 2002, the Group had net other expenses of €141 million, mainly corresponding to restructuring costs of €122 million. These costs included:

- €111 million directly related to staff cutbacks
- €11 million in other expenses, mainly facilities closure costs

For the first half of 2003, the Group had net other expenses of €105 million, mainly comprising:

- €87 million of restructuring costs, including:
  - €66 million directly related to staff cutbacks, carried out primarily in France (€33 million), the Nordic countries (€14 million), North America (€12 million) and the Benelux countries (€5 million),
  - €21 million of other expenses, mainly relating to the continuation in the first half of 2003 of the measures launched in 2002 to streamline the Group's real estate assets. These expenses relate to France (€8 million), the Nordic countries (€6 million), the United Kingdom (€5 million) and the Benelux countries (€2 million).
- a €16 million charge relating to the sale of a €90 million carry-back tax credit to a credit institution (see note 6 "Income tax").

Note 6 - Income tax

The income tax charge of €39 million for the first half of 2003 can be analyzed as follows :

- tax payable on profits, primarily in France (€6 million), the Benelux countries (€5 million) and Canada (€4 million)
- a €9 million charge relating to minimum taxes payable in certain countries – mainly the United States and Italy – which are not based on taxable income.
- an €8.5 million write-down of the balance of the deferred tax assets in the Nordic countries as of December 31, 2002.

The main explanation for the €39 million income tax charge recorded despite a pre-tax loss of €29 million is that on a conservative basis the Group decided not to recognize deferred tax assets for losses generated in certain countries during the first half of 2003.

The Group's deferred tax assets are mainly recognized in the United States and France.
Absent any significant change in the economic environment in the United States during the first half of 2003, the assumptions used for the recognition of deferred taxes have remained unchanged.
In France, a deferred tax asset of €229 million was recognized as of December 31, 2002 in relation to the 2002 tax loss, mainly due to a net short-term capital loss generated in 2002 on the reorganization of the Group's North American operations. The final net short term capital loss amounts to €2.8 billion as opposed to the €2 billion stated initially in the 2002 Reference Document.
This increase of the net short-term capital loss did not have any impact on the amount of deferred taxes recorded for 2002 and the first half of 2003.

On June 26, 2003, Cap Gemini S.A. sold to a credit institution for €74 million a €90 million tax credit recognized on the carry-back of the 2002 French tax loss.

Note 7 - Amortissement des écarts d'acquisition et dépréciation des parts de marché

(en millions d'euros)	Exercice 2002	1er semestre 2002	1er semestre 2003
Amortissement des écarts d'acquisition	(39)	(18)	(20)
Dépréciation des parts de marché	(84)	(85)	-
TOTAL	***(123)***	***(103)***	***(20)***

Note 8 - Plans d'options de souscription d'actions

L'Assemblée Générale des actionnaires a autorisé le 24 mai 1996 et le 23 mai 2000 le Directoire ou le Conseil d'Administration à consentir à un certain nombre de collaborateurs du Groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces deux plans, en vigueur au 30 juin 2003, sont résumées dans le tableau ci-après (aucune option n'a été attribuée au cours du 1er semestre 2003) :

	Plan 1996	Plan 2000	
Date de l'Assemblée	*24 mai 1996*	*23 mai 2000*	
Nombre total d'options pouvant être consenties	***6 000 000***	***12 000 000***	
Date des premières attributions	1er juillet 1996	1er septembre 2000	1er octobre 2001
Délai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances de Bourse précédant l'octroi	80%	80%	100%
Prix de souscription (par action et en euros) des différentes attributions :			
• Plus bas	56,98	139,00	24,00
• Plus haut	178,00	161,00	60,00
Nombre total d'actions souscrites au 30 juin 2003	1 423 465	-	-
Nombre d'actions au 30 juin 2003 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(1) 2 645 062	(2) 2 032 950	(3) 5 131 000
Dont options détenues par quatre des onze membres du Conseil d'Administration	70 000	-	95 000

(1) soit 415 247 actions au prix de 56,98 euros, 442 165 actions au prix de 87,96 euros, 179 200 actions au prix de 114 euros, 456 650 actions au prix de 118 euros, 468 800 actions au prix de 178 euros, 344 000 actions au prix de 161 euros et 339 000 actions au prix de 144 euros.

(2) soit 1 089 950 actions au prix de 161 euros et 943 000 actions au prix de 139 euros.

(3) soit 2 728 000 actions au prix de 60 euros et 2 403 000 actions au prix de 24 euros.

Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une Offre Publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront – s'ils le souhaitent – lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s)).

Note7 - Amortization of goodwill and write-down of market shares

(in millions of euros)	**Full year 2002**	**First half 2002**	**First half 2003**
Amortization of goodwill	(39)	(18)	(20)
Write-down of market shares	(84)	(85)	-
TOTAL	***(123)***	***(103)***	***(20)***

Note 8 - Stock option plans

At the May 24, 1996 and May 23, 2000 Annual Shareholders' Meetings, the Directoire and the Board of Directors, respectively, were given a five-year authorization to grant stock options to a certain number of Group employees on one or several occasions.

The principal features of the two plans in force as of June 30, 2003 are summarized in the table below (no options were granted during the first six months of 2003).

	1996 Plan	**2000 Plan**	
Date of Shareholders' Meeting	*May 24, 1996*	*May 23, 2000*	
Total number of stock options	***6,000,000***	***12,000,000***	
First options granted on	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	5 years
Exercise price as a % of the average of the prices quoted for Cap Gemini S.A. shares over the twenty trading days preceding the date of grant	80%	80%	100%
Exercise price per share in €			
• Min.	56.98	139.00	24.00
• Max.	178.00	161.00	60.00
Total number of shares subscribed at June 30, 2003	1,423,465	-	-
Potential number of shares to be created on exercise of options outstanding at June 30, 2003	(1) 2,645,062	(2) 2,032,950	(3) 5,131,000
Of which options held by four of the eleven members of the Board of Directors	70,000	-	95,000

(1) i.e. 415,247 shares at a price of €56.98; 442,165 shares at a price of €87.96; 179,200 shares at a price of €114; 456,650 shares at a price of €118; 468,800 shares at a price of €178; 344,000 shares at a price of €161; and 339,000 shares at a price of €144.

(2) i.e. 1,089,950 shares at a price of €161 and 943,000 shares at a price of €139.

(3) i.e. 2,728,000 shares at a price of €60 and 2,403,000 shares at a price of €24.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

Note 9 - Intérêts minoritaires

Les intérêts minoritaires, qui comprennent la quote-part de la situation nette des filiales détenues par des tiers, s'analysent comme suit :

(en millions d'euros)	1er semestre 2002	Exercice 2002	1er semestre 2003
AU 1er JANVIER	***39***	***39***	***29***
Intérêts minoritaires dans le résultat du Groupe	(1)	(7)	1
Rachat des minoritaires de Cap Gemini TMN US	-	-	(4)
Rachat des minoritaires de Cap Gemini NV	-	(1)	-
Réserve de conversion des minoritaires et autres	(2)	(2)	-
EN FIN DE PÉRIODE	***36***	***29***	***26***

Les 26 millions d'euros au 30 juin 2003 correspondent principalement aux intérêts minoritaires de Cisco Systems dans Cap Gemini Telecom S.A.

Note 10 - Trésorerie nette

La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme.

(en millions d'euros)	30 juin 2002	31 décembre 2002	30 juin 2003
Trésorerie	712	762	688
Dettes financières	(465)	(297)	(269)
TRÉSORERIE NETTE	***247***	***465***	***419***

L'opération d'émission d'Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes (OCEANE) lancée le 24 juin 2003 et qui a permis au Groupe d'encaisser 452 millions d'euros le 2 juillet 2003, sera comptabilisée au second semestre.

Il convient de noter que les dettes financières à court terme et les découverts bancaires s'additionnent de la façon suivante :

(en millions d'euros)	30 juin 2002	31 décembre 2002	30 juin 2003
Dettes financières à court terme	352	142	109
Découverts bancaires	132	100	75
DETTES FINANCIÈRES À COURT TERME ET DÉCOUVERTS BANCAIRES	***484***	***242***	***184***

a) Trésorerie

La trésorerie s'analyse comme la somme des créances financières, des placements à court terme et du disponible en banque diminué des découverts bancaires.

(en millions d'euros)	30 juin 2002	31 décembre 2002	30 juin 2003
Créances financières	11	4	2
Placements à court terme	557	486	468
Banques	276	372	293
Découverts bancaires	(132)	(100)	(75)
TRÉSORERIE	***712***	***762***	***688***

b) Dettes financières

Les dettes financières s'analysent entre long terme et court terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes dont la durée est inférieure à un an :

(en millions d'euros)	30 juin 2002	31 décembre 2002	30 juin 2003
Dettes financières à long terme	113	155	160
Dettes financières à court terme	352	142	109
DETTES FINANCIÈRES	***465***	***297***	***269***

Note 9 - Minority interests

Minority interests, corresponding to third parties' equity in the net assets of subsidiaries, can be analyzed as follows:

(in millions of euros)	First half 2002	Full year 2002	First half 2003
AS OF JANUARY 1	***39***	***39***	***29***
Minority interests in net income of subsidiaries	(1)	(7)	1
Purchase of Cap Gemini TMN US minority interests	-	-	(4)
Purchase of Cap Gemini NV minority interests	-	(1)	-
Minority interests in cumulative translation adjustments and other	(2)	(2)	-
AT PERIOD-END	***36***	***29***	***26***

Minority interests at June 30, 2003 totaled €26 million, principally corresponding to Cisco Systems' minority interest in Cap Gemini Telecom S.A.

Note 10 - Net cash and cash equivalents

Net cash and cash equivalents comprise cash and cash equivalents less short-term and long-term debt.

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Cash and cash equivalents	712	762	688
Debt	(465)	(297)	(269)
NET CASH AND CASH EQUIVALENTS	***247***	***465***	***419***

The "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out on June 24, 2003 and which gave the Group a net cash payment of €452 million on July 2, 2003, will be booked over the Second half of 2003.

It should be noted that short-term debt and bank overdrafts are as follows:

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Short-term debt	352	142	109
Bank overdrafts	132	100	75
SHORT-TERM DEBT AND BANK OVERDRAFTS	***484***	***242***	***184***

a) Cash and cash equivalents

Cash and cash equivalents correspond to financial receivables, short-term investments and cash, less bank overdrafts:

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Financial receivables	11	4	2
Short-term investments	557	486	468
Cash	276	372	293
Bank overdrafts	(132)	(100)	(75)
CASH AND CASH EQUIVALENTS	***712***	***762***	***688***

b) Long and short-term debt

Debt is broken down into long and short-term debt, with short-term debt referring both to the current portion of long-term debt and amounts originally due within one year. It can be analyzed as follows:

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Long-term debt	113	155	160
Short-term debt	352	142	109
LONG AND SHORT-TERM DEBT	***465***	***297***	***269***

Analyse par nature des dettes financières :

(en millions d'euros)	30 juin 2002	31 décembre 2002	30 juin 2003
Emprunts couverts par ou tirés sur lignes de crédit	131	114	33
Dettes liées aux contrats de crédit-bail	122	175	173
Billets de Trésorerie	180	-	60
Autres emprunts	32	8	3
TOTAL	***465***	***297***	***269***

Emprunts couverts par ou tirés sur lignes de crédit

- Les 33 millions d'euros s'analysent principalement de la façon suivante :
  - en Amérique du Nord, 17 millions d'euros sont tirés sur des lignes de crédit bancaires au taux de 2,1% et garantis par Cap Gemini S.A. ;
  - en Asie Pacifique, 14 millions d'euros sont tirés sur des lignes de crédit bancaires au taux de 4,7% et garantis en partie par Cap Gemini S.A.

- Le 31 juillet 2001, la Société a conclu avec un groupe de banques composé de BNP Paribas et Barclays Capital Group, toutes deux en qualité de chef de file, de Banca di Roma, Bank of America, CIC-Crédit Mutuel, Crédit Agricole Indosuez, Crédit Lyonnais, Deutsche Bank, HSBC/CCF, ING BANK, Natexis Banques Populaires et Société Générale, en qualité de co-arrangeurs, et de CADIF, Dresdner Bank AG et Fuji Bank Limited en qualité de participants, une ligne de crédit multidevises de 600 millions d'euros remboursable in fine au plus tard le 31 juillet 2006. Au 30 juin 2003 cette ligne n'était pas tirée.

Les principales caractéristiques de cette ligne de crédit sont les suivantes :
- Durée : 5 ans
- Taux : Euribor et Libor (1-3-6-12 mois)
- Commission de non-utilisation : 0,125%
- Commission d'utilisation : 0,275% à 0,325% selon le niveau d'utilisation

Cette ligne comporte des engagements qui limitent la capacité de la Société et de ses filiales parties au contrat, ainsi que, le cas échéant, la capacité de ses principales filiales ("principal subsidiaries", définies en fonction de leur part dans le chiffre d'affaires consolidé du groupe) et de leurs filiales respectives, d'engager certaines opérations, y compris :
- des limites affectant la création ou l'autorisation de maintien de certaines sûretés sur l'un quelconque de leurs actifs,
- de modifier substantiellement la nature générale de leur activité,
- des restrictions sur les opérations de cession d'actifs et les fusions et opérations assimilées.

Lors de l'obtention de cette ligne, la société Cap Gemini S.A. s'est par ailleurs engagée à respecter certains engagements habituels y compris l'obtention et le maintien des autorisations nécessaires, le maintien d'une couverture d'assurance, le maintien du rang ("pari passu"), la fourniture d'informations financières et autres et la notification des défauts.

En outre, la Société s'est engagée à respecter certains ratios financiers, notamment un niveau maximum d'endettement net consolidé par référence à sa situation nette consolidée ainsi qu'un niveau minimum de couverture des charges financières par le résultat opérationnel consolidé. Il est précisé qu'au 30 juin 2003 le groupe respecte ces ratios.

Enfin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, de fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de prêt (sous réserve, le cas échéant, de périodes de "grâce"), en cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle, de changements ayant un impact négatif important, de cessation d'activité et d'illégalité.

Un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence tant sur l'utilisation de cette ligne que sur la marge applicable.

Dettes liées aux contrats de crédit-bail

Au 30 juin 2003, les dettes liées aux contrats de crédit-bail concernent principalement le financement des installations des Universités du Groupe (Béhoust et Les Fontaines) et des investissements en matériel informatique réalisés par Cap Gemini Ernst & Young UK et Cap Gemini Ernst & Young ISM BV (Benelux) dans le cadre de leur activité d'infogérance.

(en millions d'euros)	Début de contrat	Échéance	Taux	Solde au 30 juin 2002	Solde au 31 décembre 2002	Solde au 30 juin 2003
Université Cap Gemini (Béhoust)	Avril 1992	Mars 2012	Euribor 3 Mois + 0,7%	32	31	30
Université Cap Gemini (Les Fontaines)	Déc. 2001	Juin 2014	Euribor 3 Mois + 0,75%	56	93	91
Cap Gemini Ernst & Young UK	Déc. 2001	Juillet 2010	Fixe (3,57% à 9,7%)	34	30	23
Cap Gemini Ernst & Young ISM BV	Déc. 2002	Juin 2008	Fixe (3,4% à 6,0%)	-	21	29
TOTAL				***122***	***175***	***173***

Analysis by type of debt:

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Drawdowns against lines of credit and other borrowings covered by lines of credit	131	114	33
Obligations under capital leases	122	175	173
Commercial Paper	180	-	60
Other borrowings	32	8	3
TOTAL	***465***	***297***	***269***

Drawdowns against lines of credit and other borrowings covered by lines of credit

- The €33 million total primarily corresponds to :
  - in North America, €17 million of drawdowns against bank lines of credit at a rate of 2.1%, guaranteed by Cap Gemini S.A.;
  - in the Asia Pacific region, €14 million of drawdowns against bank lines of credit at a rate of 4.7%, partially guaranteed by Cap Gemini S.A.;

- On July 31, 2001, the Company was granted a €600 million multi-currency line of credit by a banking syndicate, expiring on July 31, 2006. The banking syndicate was made up of BNP Paribas and Barclays Capital Group (acting as leaders); Banca di Roma, Bank of America, CIC-Crédit Mutuel, Crédit Agricole Indosuez, Crédit Lyonnais, Deutsche Bank, HSBC/CCF, ING Bank, Natexis Banques Populaires and Société Générale (acting as co-arrangers); and CADIF, Dresdner Bank AG and Fuji Bank Limited (acting as participants). No drawdown were outstanding under this line as of June 30, 2003.

The main characteristics of the facility are as follows:
- Term: 5 years,
- Interest: Euribor and Libor (1-3-6-12 months),
- Fee on undrawn amount: 0.125%
- Fee on drawdowns: 0.275% to 0.325% depending on the amounts utilized.

The loan agreement includes covenants restricting the Company's ability to carry out certain operations. These covenants also apply to the Group subsidiaries which are signatories to the agreement and, where relevant, to the "principal subsidiaries" – defined based on their contribution to consolidated revenues – and in turn to their respective subsidiaries. They include restrictions relating to:
- pledging certain assets as collateral or authorizing the continued use of assets as collateral,
- substantially modifying the general nature of a company's operations,
- asset sales, mergers and similar transactions.

When this credit line was obtained, Cap Gemini S.A. also entered into the usual covenants for this type of agreement, including those relating to obtaining and retaining the necessary authorizations, maintaining insurance cover, maintaining the *pari passu* principle, providing financial and other information, and notice of defaults.

The loan agreement also contains covenants to comply with certain financial ratios including consolidated debt-to-equity and interest cover ratios. As of June 30, 2003 the Group complied with these ratios.

Lastly, the agreement contains the usual provisions relating to early repayment (including for failure to pay sums due), false statements or the failure to comply with other duties included in loan agreements (subject to any periods of grace provided for), cross defaults (in excess of a minimum threshold), insolvency and bankruptcy proceedings, changes of ownership, other changes which would have a significant negative impact on the company concerned, the discontinuance of operations and illegality.

Any upgrade or downgrade in Cap Gemini S.A.'s credit rating would not affect the use of this line of credit or the interest rate.

Obligations under capital leases

As of June 30, 2003, obligations under capital leases relate to the financing of leasehold improvements to the Group's university buildings at Behoust and Les Fontaines, and of IT equipment acquired by Cap Gemini Ernst & Young UK and Cap Gemini Ernst & Young ISM BV (Benelux) for their outsourcing business.

(in millions of euros)	Inception date	Maturity	Rate	Obligation as of June 30, 2002	Obligation as of Dec. 31, 2002	Obligation as of June 30, 2003
Cap Gemini University (Béhoust)	April 1992	March 2012	3-month Euribor + 0.7%	32	31	30
Cap Gemini University (Les Fontaines)	Dec. 2001	June 2014	3-month Euribor + 0.75%	56	93	91
Cap Gemini Ernst & Young UK	Dec. 2001	July 2010	Fixed rates (3.57% to 9.7%)	34	30	23
Cap Gemini Ernst & Young ISM BV	Dec. 2002	June 2008	Fixed rates (3.4% to 6.0%)	-	21	29
TOTAL				***122***	***175***	***173***

Billets de Trésorerie

Au 30 juin 2003, l'encours de billets de trésorerie (échéance de 1 à 3 mois) s'élevait à 60 millions d'euros au taux de 2,17%.

Principales caractéristiques des dettes financières :

• Taux d'intérêts

Le taux moyen, au 30 juin 2003, des intérêts sur les dettes financières du Groupe ressort à 5,1% contre 5,4% au 31 décembre 2002. A noter que hors charges d'intérêts et frais de gestion liés au régime français d'intéressement des salariés, le taux moyen des dettes financières ressortirait à 3,5%.

Au 30 juin 2003, la part des dettes à taux variable est de 60% et la part des dettes à taux fixe est de 40%.

• Echéancier de remboursement

L'échéancier de remboursement des dettes financières est le suivant :

	30 juin 2002		31 décembre 2002		30 juin 2003	
(en millions d'euros)	**Montants**	**%**	**Montants**	**%**	**Montants**	**%**
n+1	352	76	142	48	109	41
n+2	20	4	25	8	43	16
n+3	16	3	23	8	13	5
n+4	13	3	14	5	12	4
n+5	10	2	13	4	12	4
n+6 et années ultérieures	54	12	80	27	80	30
TOTAL	***465***	***100***	***297***	***100***	***269***	***100***

• Ventilation par devise

La ventilation des dettes financières par devise est la suivante :

	30 juin 2002		31 décembre 2002		30 juin 2003	
(en millions d'euros)	**Montants**	**%**	**Montants**	**%**	**Montants**	**%**
Euro	285	61	149	50	210	78
Livre Sterling	34	7	31	11	23	9
Dollar US	111	24	84	28	20	7
Autres devises	35	8	33	11	16	6
TOTAL	***465***	***100***	***297***	***100***	***269***	***100***

• Sûretés réelles

Au 30 juin 2003, les dettes financières sont garanties par des sûretés réelles à hauteur de 173 millions d'euros (175 millions d'euros au 31 décembre 2002).

Variation des dettes financières

La variation des dettes financières s'analyse comme suit :

(en millions d'euros)	1er semestre 2002	Exercice 2002	1er semestre 2003
DÉBUT DE PÉRIODE	***177***	***177***	***297***
Nouveaux emprunts	51	99	94
Remboursements	(17)	(38)	(79)
Variation nette des tirages sur lignes de crédit	272	75	(21)
Ecarts de conversion	(18)	(16)	(22)
FIN DE PERIODE	***465***	***297***	***269***

Commercial Papers:

As of June 30, 2003, outstanding commercial paper – issued for periods of 1 to 3 months – amounted to €60 million at an interest rate of 2.17%.

Characteristics of long and short-term debt:

- **Interest rates**

The average interest rate paid on Group debt represented 5.1% as of June 30, 2003, compared with 5.4% as of December 31, 2002. Excluding interest expense and management costs related to French employee incentive plans, the average cost of debt was 3.5%.

As of June 30, 2003, 60% of Group debt was at variable rates and 40% at fixed rates.

- **Maturities of debt**

Maturities of debt are as follows:

	June 30, 2002		December 31, 2002		June 30, 2003	
(in millions of euros)	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
y+1	352	76	142	48	109	41
y+2	20	4	25	8	43	16
y+3	16	3	23	8	13	5
y+4	13	3	14	5	12	4
y+5	10	2	13	4	12	4
y+6 and subsequent years	54	12	80	27	80	30
TOTAL	***465***	***100***	***297***	***100***	***269***	***100***

- **Breakdown by currency**

The breakdown of debt by currency is as follows:

	June 30, 2002		December 31, 2002		June 30, 2003	
(in millions of euros)	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
Euro	285	61	149	50	210	78
Pound sterling	34	7	31	11	23	9
US dollar	111	24	84	28	20	7
Other currencies	35	8	33	11	16	6
TOTAL	***465***	***100***	***297***	***100***	***269***	***100***

- **Collateral**

As of June 30, 2003, borrowings were secured by collateral totaling €173 million (December 31, 2002: €175 million).

Movements in long and short-term debt

Movements in long and short-term debt can be analyzed as follows:

(in millions of euros)	First half 2002	Full year 2002	First half 2003
AS OF JANUARY 1	*177*	*177*	*297*
New borrowings	51	99	94
Repayments	(17)	(38)	(79)
Net change in drawdowns against lines of credit	272	75	(21)
Translation adjustments	(18)	(16)	(22)
AS OF PERIOD-END	***465***	***297***	***269***

Note 11 - Instruments financiers

• Couvertures des risques de taux d'intérêts

Au 31 décembre 2002, trois couvertures de taux d'intérêts étaient en cours sous la forme de contrats d'échange de taux portant sur un montant total de 24,8 millions d'euros, pour des périodes allant de 9 à 48 jours, relatives à :

- d'une part, deux placements en obligations convertibles qui étaient au 31 décembre 2002 à 48 jours de l'échéance de remboursement. Au terme des deux contrats d'échange de taux correspondants, Cap Gemini S.A. est payeur de taux fixe à 2,50% contre respectivement Euribor 3 mois + 3,00% et Euribor 3 mois + 4,50%,
- et d'autre part, un placement en euro commercial paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 3,21% contre Eonia capitalisé.

Au 30 juin 2003, une couverture de taux d'intérêts était en cours sous la forme d'un contrat d'échange de taux portant sur un montant total de 15 millions d'euros, pour une période de 49 jours, relative à un placement en euro commercial paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 2,37% contre Eonia capitalisé.

L'évaluation de ce contrat à la valeur de marché au 30 juin 2003 fait apparaître une perte latente non significative.

• Couvertures des risques de change

- Au 31 décembre 2002, les couvertures de taux de change s'élevaient au total à 126,1 millions d'euros et étaient les suivantes :
  - couvertures commerciales à échéance 2003 : vente à terme de 1,8 millions de dollars canadiens pour une contre-valeur de 1,1 millions d'euros ;
  - couvertures financières à échéance 2003 sous la forme de contrats d'achats / ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
    - 75 millions de livres sterling pour une contre-valeur de 115,3 millions d'euros,
    - 13 millions de dollars australiens pour une contre-valeur de 7 millions d'euros,
    - 5 millions de dollars singapouriens pour une contre-valeur de 2,7 millions d'euros.

- Au 30 juin 2003, les couvertures de taux de change s'élevaient au total à 257,6 millions d'euros et étaient les suivantes :
  - couvertures commerciales à échéance 2003 : vente à terme de 11,1 millions de dollars US pour une contre-valeur de 10,2 millions d'euros ;
  - couvertures financières à échéance 2003 sous la forme de contrats d'achats / ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :
    - 95,7 millions de livres sterling pour une contre-valeur de 135,2 millions d'euros,
    - 125,5 millions de dollars US pour une contre-valeur de 109,7 millions d'euros,
    - 5 millions de dollars singapouriens pour une contre-valeur de 2,5 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 30 juin 2003 fait apparaître un gain latent non significatif.

Note 12 - Provisions et autres passifs à long terme

(en millions d'euros)	**30 juin 2002**	**31 décembre 2002**	**30 juin 2003**
Provisions pour retraites	71	96	109
Provisions pour risques et charges	12	26	27
Réserve spéciale de participation	69	69	68
Impôts différés passifs à long terme	65	61	55
TOTAL	***217***	***252***	***259***

• Retraite

La constitution des retraites du personnel du Groupe a lieu conformément aux lois et usages des pays dans lesquels il est implanté. Selon les cas, des régimes de retraite à cotisations définies et à prestations définies ont été mis en place.

- Régimes à **cotisations définies**

  Ces régimes existent dans la majorité des pays d'Europe (France, Benelux, Europe Centrale, pays Nordiques, Italie, et Ibérie), aux Etats-Unis ainsi que dans les pays d'Asie-Pacifique.

  Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite qui sont comptabilisés en charges de l'exercice.

Note 11 - Financial instruments

- **Interest rate hedges**

As of December 31, 2002, three interest rate swaps were outstanding on a total amount of €24.8 million, covering periods ranging from 9 to 48 days:

- the first two swaps were taken out as hedges of interest rate risks on convertible bonds maturing within 48 days of the year-end. Under the terms of the contracts, Cap Gemini S.A. paid a fixed rate of 2.50% and received the 3-month Euribor + 3.00% and the 3-month Euribor + 4.50% respectively.
- the third swap was set up to hedge interest rate risks on investments in euro commercial paper. Under the terms of the contract, Cap Gemini S.A. paid a fixed rate of 3.21% and received the capitalized Eonia.

As of June 30, 2003, an interest rate swap was outstanding for a total amount of €15 million, covering a period of 49 days, to hedge interest rate risks on an investment in euro commercial paper. Under the terms of the contract, Cap Gemini S.A. paid a fixed rate of 2.37% and received the capitalized Eonia.

The market value of these hedging instruments as of June 30, 2003 was below their book value. The unrealized loss was not material.

- **Currency hedges**

- As of December 31, 2002, currency hedges totaled €126.1 million as follows:
  - hedges of commercial transactions expiring in 2003: forward sale of CAD 1.8 million (€1.1 million);
  - currency swaps expiring in 2003, acquired as hedges of intercompany financing transactions, including:
    - GBP 75 million (€115.3 million),
    - AUD 13 million (€7 million),
    - SGD 5 million (€2.7 million).

- As of June 30, 2003, currency hedges totaled €257.6 million as follows:
  - hedges of commercial transactions expiring in 2003: forward sale of USD 11.1 million (€10.2 million);
  - currency swaps expiring in 2003, acquired as hedges of intercompany financing transactions, including:
    - GBP 95.7 million (€135.2 million),
    - USD 125.5 million (€109.7 million),
    - SGD 5 million (€2.5 million).

The market value of these hedging instruments as of June 30, 2003 exceeded their book value. The unrealized gain was not material.

Note 12 - Provisions and other long-term liabilities

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Provisions for retirement benefit obligations	71	96	109
Provisions for contingencies and charges	12	26	27
Employee profit-sharing reserve	69	69	68
Long-term deferred tax liabilities	65	61	55
TOTAL	***217***	***252***	***259***

- **Retirement benefits**

Group employee retirement plans are set up in accordance with the regulations and practices in force in the countries where the Group operates. There are two categories of retirement plans:

- **Defined contribution** plans

  These exist in most European countries (France, Benelux, Central Europe, the Nordic countries, Italy, Spain and Portugal), in the United States and in the Asia-Pacific region.

  These plans are funded by contributions paid to authorized agencies, which are booked as an expense.

- Régimes à **prestations définies**

Il existe deux natures de régime :

- Les régimes à prestations définies non couverts par des actifs :

  Dans le cadre de ces régimes, des provisions pour indemnités de départ à la retraite et de couverture sociale sont constatées au passif du bilan dans le compte "provisions pour retraites". Les pays principalement concernés sont la France, l'Europe Centrale, les pays Nordiques, l'Amérique du Nord, et l'Italie.

- Les régimes à prestations définies couverts par des actifs :

  Ces régimes existent aux Etats-Unis, au Canada, au Royaume-Uni, en Allemagne et aux Pays-Bas.

Au 30 juin 2003 et en application des réglementations locales de chacun des pays concernés, ces fonds de retraites sont couverts par financements ou provisions.

- Aux Etats-Unis, ce régime concerne environ 500 personnes.
- Au Canada, ce régime concerne les sociétés New Horizons et Inergi créées dans le cadre de la signature de contrats d'infogérance.
- Au Royaume-Uni, ce plan concerne environ 9800 affiliés, dont 4700 salariés. Le Groupe applique la méthode légale qui consiste à actualiser le passif de retraite en retenant le taux de rendement des actifs à long terme en conformité avec la composition des actifs du plan. En retenant le taux de rendement des obligations, ce plan présenterait un déséquilibre de 365 millions d'euros au 30 juin 2003 (contre 288 millions d'euros au 31 décembre 2002) compte tenu de l'état actuel des marchés financiers.
- En Allemagne, un régime de volontariat, couvert par une police d'assurance souscrite par la société, concerne environ 270 personnes.
- Aux Pays-Bas, ce régime, couvert par une police d'assurance souscrite par la société, concerne environ 550 personnes.

L'analyse des mouvements, concernant les provisions pour retraites et pour risques et charges, est la suivante :

(en millions d'euros)	31 décembre 2002	Dotation	Reprise (pour utilisation)	Reprise (pour non utilisation)	Ecart de conversion	Autres	30 juin 2003
Provisions pour retraites	96	7	(4)	-	1	9	109
Provisions pour risques et charges	26	5	(3)	(1)	-	-	27
TOTAL	***122***	***12***	***(7)***	***(1)***	***1***	***9***	***136***

Note 13 - Engagements reçus et donnés

a) Engagements reçus

(en millions d'euros)	30 juin 2002	31 décembre 2002	30 juin 2003
- sur contrats	1	1	5
- autres	3	4	5
TOTAL	***4***	***5***	***10***

b) Engagements donnés

(en millions d'euros)	30 juin 2002	31 décembre 2002	30 juin 2003
- sur contrats	20	36	35
- sur locations non résiliables	1 154	1 229	1 247
- sur emprunts	81	8	6
- autres	56	25	36
TOTAL	***1 311***	***1 298***	***1 324***

Les engagements sur contrat correspondent aux commandes d'achat à venir dans le cadre de contrats d'achat globaux.

Les autres engagements correspondent à des cautions ou garanties fiscales.

- **Defined benefit** plans

These can be either:

- Unfunded defined benefit plans:

  Obligations under unfunded retirement and other post-retirement benefit plans are covered by provisions recorded in the balance sheet under "Provisions for retirement benefit obligations". The main countries concerned are France, Central Europe, the Nordic countries, North America and Italy.

- Funded defined benefit plans:

  These plans exist in the United States, Canada, the United Kingdom, Germany and the Netherlands.

As of June 30, 2003 obligations under these plans were covered by external funds or provisions.

- In the United States, the plan covers approximately 500 employees.
- In Canada, funded defined benefit plan obligations concern New Horizons and Inergi, two companies set up in connection with outsourcing contracts;
- In the United Kingdom, the plan covers approximately 9,800 members of which 4,700 present employees. Benefit obligations are determined by the statutory method, which consists of determining the present value of the obligation by applying a discount rate corresponding to the expected long-term rate of return on plan assets, calculated by asset category. Based on bond yields, the plan would be underfunded by €365 million as of June 30, 2003 (versus €288 million as of December 31, 2002) due to the current market conditions.
- In Germany, around 270 employees participate in an optional plan covered by an insurance policy taken out by the company.
- In the Netherlands, around 550 employees participate in a plan covered by an insurance policy taken out by the company.

Movements in provisions for retirement benefit obligations and provisions for contingencies and charges were as follows:

(in millions of euros)	**December 31, 2002**	**Additions**	**Reversals (utilized)**	**Reversals (cancelled)**	**Translation adjustment**	**Other**	**June 30, 2003**
Provisions for retirement benefit obligations	96	7	(4)	-	1	9	109
Provisions for contingencies and charges	26	5	(3)	(1)	-	-	27
TOTAL	***122***	***12***	***(7)***	***(1)***	***1***	***9***	***136***

Note 13 - Commitments received from and given to third parties

a) Commitments received

(in millions of euros)	**June 30, 2002**	**December 31, 2002**	**June 30, 2003**
- on contracts	1	1	5
- other	3	4	5
TOTAL	***4***	***5***	***10***

b) Commitments given

(in millions of euros)	**June 30, 2002**	**December 31, 2002**	**June 30, 2003**
- on contracts	20	36	35
- on non-cancelable leases	1,154	1,229	1,247
- on borrowings	81	8	6
- other	56	25	36
TOTAL	***1,311***	***1,298***	***1,324***

Commitments given on contracts represent purchase orders to be issued under global purchase contracts.

Other commitments correspond to tax bonds.

L'analyse des engagements donnés par le Groupe sur des locations non résiliables, par nature et par échéance, au 30 juin 2003 est la suivante :

(en millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
n+1	38	134	45	2	219
n+2	41	158	46	1	246
n+3	22	139	26	1	188
n+4	12	118	10	1	141
n+5	6	102	2	-	110
n+6 et années ultérieures	-	343	-	-	343
TOTAL	***119***	***994***	***129***	***5***	***1 247***

Les baux relatifs aux bureaux varient selon les zones géographiques, et s'étalent sur des périodes comprises entre 5 et 25 ans. Les contrats de véhicules sont des contrats court terme de 3 ans.

Les engagements sur des locations non résiliables sont principalement donnés au Royaume-Uni (356 millions d'euros), en Amérique du Nord (268 millions d'euros), au Benelux (185 millions d'euros), en Allemagne et en Europe Centrale (126 millions d'euros), et en France (124 millions d'euros).

c) Autres engagements

Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du Groupe Cap Gemini Ernst & Young et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du Groupe décident de le quitter avant un certain délai, elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

Le contrat conclu avec Cisco Systems prévoit que cette dernière disposera, dans le cas où l'un ou l'autre d'un de ses cinq grands concurrents lancerait une offre publique sur Cap Gemini S.A., de la faculté d'acheter l'ensemble des titres de la société commune Cap Gemini Telecom S.A.

Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50% ou plus sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.

Le 26 juin 2003, Cap Gemini S.A. a cédé pour un montant de 74 millions d'euros à un établissement de crédit une créance de 90 millions d'euros détenue sur le Trésor Public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes du contrat de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant de la créance cédée et le montant effectivement recouvrable auprès du Trésor Public, et ce pour une période allant jusqu'au 30 juin 2011.

Note 14 - Effectifs

Les effectifs en fin de période se répartissent ainsi entre les principales zones géographiques du Groupe :

Effectifs en fin de période	**30 juin 2002**		**31 décembre 2002**		**30 juin 2003**	
	Effectifs	**%**	**Effectifs**	**%**	**Effectifs**	**%**
Amérique du Nord	10 057	18	9 674	18	8 943	18
Royaume-Uni et Irlande	7 444	14	7 268	14	6 522	13
Pays Nordiques	4 633	8	4 250	8	3 910	8
Benelux	9 487	17	8 860	17	7 987	16
Allemagne et Europe Centrale	3 283	6	3 124	6	2 911	6
France	13 733	25	13 378	25	13 030	27
Europe du Sud	5 001	9	4 636	9	4 559	9
Asie-Pacifique	1 859	3	1 493	3	1 549	3
TOTAL	***55 497***	***100***	***52 683***	***100***	***49 411***	***100***

As of June 30, 2003, the Group's commitments under non-cancelable leases were as follows:

(in millions of euros)	Computer equipment	Offices	Vehicles	Other	Total
y+1	38	134	45	2	219
y+2	41	158	46	1	246
y+3	22	139	26	1	188
y+4	12	118	10	1	141
y+5	6	102	2	-	110
y+6 and subsequent years	-	343	-	-	343
TOTAL	***119***	***994***	***129***	***5***	***1,247***

Office lease terms depend on the geographic area concerned and vary between 5 and 25 years. Vehicle leases are 3-year short-term contracts.

Commitments relating to non-cancelable leases are mainly given in the United Kingdom (€356 million), North America (€268 million), Benelux (€185 million), Germany and Central Europe (€126 million), and France (€124 million).

c) Other commitments

Under the terms of the agreements signed in connection with the acquisition of the Ernst & Young consulting businesses, former partners of Ernst & Young who worked in the consulting businesses became employees of the Cap Gemini Ernst & Young Group and as such have employment contracts. If any of these employees of the Cap Gemini Ernst & Young Group decides to leave the Group within a specific period, they are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the new employee's departure.

Under the terms of the agreement with Cisco Systems, if any of Cisco Systems' five main competitors were to launch a takeover bid for Cap Gemini S.A., Cisco Systems would have the right to acquire all the shares of the joint subsidiary Cap Gemini Telecom S.A.

Cap Gemini S.A. as well as all subsidiaries and any companies at least 50%-owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The cover has been taken out with several different insurance companies as part of a worldwide insurance program. The program is reviewed and adjusted periodically to take into account any changes in the Group's revenues, businesses and risks.

On June 26, 2003, Cap Gemini S.A. sold to a credit institution for €74 million a €90 million tax credit recognized on the carry-back of the 2002 French tax loss. Under the sale agreement, Cap Gemini S.A. undertook to compensate the buyer for any difference between the amount of the credit sold and the amount effectively payable by the French Treasury. This undertaking expires on June 30, 2011.

Note 14 - Number of employees

The number of employees at the period-end by geographic area was as follows:

	June 30, 2002		December 31, 2002		June 30, 2003	
Number of employees at period-end	**Employees**	**%**	**Employees**	**%**	**Employees**	**%**
North America	10,057	18	9,674	18	8,943	18
United Kingdom and Ireland	7,444	14	7,268	14	6,522	13
Nordic countries	4,633	8	4,250	8	3,910	8
Benelux	9,487	17	8,860	17	7,987	16
Germany and Central Europe	3,283	6	3,124	6	2,911	6
France	13,733	25	13,378	25	13,030	27
Southern Europe	5,001	9	4,636	9	4,559	9
Asia-Pacific	1,859	3	1,493	3	1,549	3
TOTAL	***55,497***	***100***	***52,683***	***100***	***49,411***	***100***

Note 15 - Activité par zone géographique

La décomposition du chiffre d'affaires, du résultat d'exploitation, de la marge d'exploitation ainsi que des actifs immobilisés et des créances clients et comptes rattachés par zone géographique est la suivante :

(en millions d'euros)	Exercice 2002		1er semestre 2002		1er semestre 2003	
Chiffre d'affaires	**Montants**	**%**	**Montants**	**%**	**Montants**	**%**
Amérique du Nord	2 258	32	1 214	32	933	31
Royaume-Uni et Irlande	1 223	17	631	17	522	17
Pays Nordiques	469	7	258	7	199	7
Benelux	925	13	479	13	393	13
Allemagne et Europe Centrale	466	7	240	6	210	7
France	1 239	17	659	18	568	19
Europe du Sud	327	5	178	5	153	5
Asie-Pacifique	140	2	74	2	45	1
TOTAL	***7 047***	***100***	***3 733***	***100***	***3 023***	***100***

(en millions d'euros) **Résultat d'exploitation**	Exercice 2002	1er semestre 2002	1er semestre 2003
Amérique du Nord	42	3	28
Royaume-Uni et Irlande	(24)	(16)	15
Pays Nordiques	(6)	-	(6)
Benelux	47	23	33
Allemagne et Europe Centrale	(3)	(6)	6
France	85	35	19
Europe du Sud	(15)	(16)	(14)
Asie-Pacifique	(12)	(13)	-
TOTAL	***114***	***10***	***81***

(en %) **Marge d'exploitation**	Exercice 2002	1er semestre 2002	1er semestre 2003
Amérique du Nord	1,9	0,3	3,0
Royaume-Uni et Irlande	(2,0)	(2,5)	2,9
Pays Nordiques	(1,3)	-	(3,0)
Benelux	5,1	4,8	8,4
Allemagne et Europe Centrale	(0,7)	(2,5)	2,9
France	6,9	5,3	3,4
Europe du Sud	(4,6)	(9,0)	(9,2)
Asie-Pacifique	(8,6)	(17,6)	-
TOTAL	***1,6***	***0,3***	***2,7***

(en millions d'euros)	30 juin 2002		31 décembre 2002		30 juin 2003	
Actif immobilisé	**Montants**	**%**	**Montants**	**%**	**Montants**	**%**
Amérique du Nord	406	18	356	16	313	15
Royaume-Uni et Irlande	653	28	628	28	582	27
Pays Nordiques	129	6	114	5	113	5
Benelux	473	20	458	21	472	22
Allemagne et Europe Centrale	157	7	175	8	185	9
France	429	19	423	19	403	19
Europe du Sud	37	1	59	3	57	3
Asie-Pacifique	12	1	12	0	10	-
TOTAL	***2 296***	***100***	***2 225***	***100***	***2 135***	***100***

Note 15 - Geographic segment information

Operating revenue, operating income and operating margin, fixed assets and trade accounts and notes receivable by geographic area are as follows:

(in millions of euros)	Full year 2002		First half 2002		First half 2003	
Operating revenue	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
North America	2,258	32	1,214	32	933	31
United Kingdom and Ireland	1,223	17	631	17	522	17
Nordic countries	469	7	258	7	199	7
Benelux	925	13	479	13	393	13
Germany and Central Europe	466	7	240	6	210	7
France	1,239	17	659	18	568	19
Southern Europe	327	5	178	5	153	5
Asia-Pacific	140	2	74	2	45	1
TOTAL	***7,047***	***100***	***3,733***	***100***	***3,023***	***100***

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Operating income			
North America	42	3	28
United Kingdom and Ireland	(24)	(16)	15
Nordic countries	(6)	-	(6)
Benelux	47	23	33
Germany and Central Europe	(3)	(6)	6
France	85	35	19
Southern Europe	(15)	(16)	(14)
Asia-Pacific	(12)	(13)	-
TOTAL	***114***	***10***	***81***

(in %)	Full year 2002	First half 2002	First half 2003
Operating margin			
North America	1.9	0.3	3.0
United Kingdom and Ireland	(2.0)	(2.5)	2.9
Nordic countries	(1.3)	-	(3.0)
Benelux	5.1	4.8	8.4
Germany and Central Europe	(0.7)	(2.5)	2.9
France	6.9	5.3	3.4
Southern Europe	(4.6)	(9.0)	(9.2)
Asia-Pacific	(8.6)	(17.6)	-
TOTAL	***1.6***	***0.3***	***2.7***

(in millions of euros)	June 30, 2002		December 31, 2002		June 30, 2003	
Fixed assets	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
North America	406	18	356	16	313	15
United Kingdom and Ireland	653	28	628	28	582	27
Nordic countries	129	6	114	5	113	5
Benelux	473	20	458	21	472	22
Germany and Central Europe	157	7	175	8	185	9
France	429	19	423	19	403	19
Southern Europe	37	1	59	3	57	3
Asia-Pacific	12	1	12	0	10	-
TOTAL	***2,296***	***100***	***2,225***	***100***	***2,135***	***100***

(en millions d'euros)	30 juin 2002		31 décembre 2002		30 juin 2003	
Clients et comptes rattachés (net)	**Montants**	**%**	**Montants**	**%**	**Montants**	**%**
Amérique du Nord	437	22	298	19	303	22
Royaume-Uni et Irlande	315	16	253	16	184	13
Pays Nordiques	104	5	79	5	60	4
Benelux	269	14	226	15	213	15
Allemagne et Europe Centrale	171	9	131	9	118	8
France	447	22	377	24	382	27
Europe du Sud	199	10	152	10	141	10
Asie-Pacifique	50	2	34	2	15	1
TOTAL	***1 992***	***100***	***1 550***	***100***	***1 416***	***100***

Note 16 - Evénements postérieurs à la clôture du premier semestre 2003

En juin 2003, le Groupe a lancé une émission d'Obligations Convertibles ou Echangeables en Actions Nouvelles ou Existantes (OCEANE) pour un montant de 460 millions d'euros. A l'issue de la période de souscription, le Groupe a encaissé 452 millions d'euros le 2 juillet 2003.

(in millions of euros)	June 30, 2002		December 31, 2002		June 30, 2003	
Trade accounts and notes receivable, net	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
North America	437	22	298	19	303	22
United Kingdom and Ireland	315	16	253	16	184	13
Nordic countries	104	5	79	5	60	4
Benelux	269	14	226	15	213	15
Germany and Central Europe	171	9	131	9	118	8
France	447	22	377	24	382	27
Southern Europe	199	10	152	10	141	10
Asia-Pacific	50	2	34	2	15	1
TOTAL	***1,992***	***100***	***1,550***	***100***	***1,416***	***100***

Note 16 - Post-balance sheet events

In June 2003, the Group carried out a €460 million "OCEANE" bond issue (convertible and/or exchangeable bonds). Following the subscription period, the Group received €452 million of net proceeds on July 2, 2003.


CAP GEMINI
ERNST & YOUNG

(4)

Exhibit 4

Update of the 2002 Annual Report filed on October 20,2003 with the Commission des Opérations de Bourse

Update of the 2002 reference document (registered by the Commission des Operations de Bourse on April 11, 2003 under n° R03-047) filed on October 20, 2003

The English version of this document is a free translation from the original French version. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinions expressed therein, the original language version of the French document takes precedence over this translation.


CAP GEMINI
ERNST & YOUNG

Summary

I. PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT AND PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

1. Statement by the person responsible for the reference document

To my knowledge, the figures contained in this update to the Reference Document submitted to the Commission des Operations de Bourse (COB) on April 11th 2003 are a true reflection of the situation. They contain all the information necessary for investors to form their opinion and judgment on the assets, business, financial statements, results and outlook of the Company; there are no omissions that could alter or affect this judgment.

Paul HERMELIN
Chief Executive Officer

2. Persons responsible for the audit of the accounts

Statutory Auditors

PricewaterhouseCoopers Audit SA
32 rue Guersant, 75017 PARIS,
represented by B. RASCLE
First appointed at the Ordinary Shareholders' Meeting of May 24th ,1996.
Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

KPMG S.A.
Les Hauts de Villiers, 2 bis rue de Villiers 92309 LEVALLOIS –PERRET Cedex
represented by JL. DECORNOY and F. QUELIN
First appointed at the Ordinary Shareholders' Meeting of April 25th , 2002.
Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

Substitute Auditors :

Philippe GUEGEN
20, rue Garibaldi 69006 LYON
Substitute for PricewaterhouseCoopers Audit SA,
appointed at the Ordinary Shareholders' Meeting of April 25th , 2002.
Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

Guillaume LIVET
Les Hauts de Villiers, 2 bis rue de Villiers 92309 LEVALLOIS –PERRET Cedex
Substitute for KPMG S.A.,
appointed at the Ordinary Shareholders' Meeting of May 24th 1996.
Term expiring at the close of the Ordinary Shareholders' Meeting to be called to approve the 2007 financial statements.

3. STATUTORY AUDITORS' REPORT ON THE REFERENCE DOCUMENT AS UPDATED

Free translation of the original report in French

In our capacity as Statutory Auditors of Cap Gemini S.A. and as required by *Commission des Opérations de Bourse* regulation COB 98-01, we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in the report registered as a *"document de reference"* with the *Commission des Opérations de Bourse* on April 11, 2003 under no. R03-47, as well as in the accompanying updated version thereof.

These documents are the responsibility of Paul Hermelin, Chief Executive Officer. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained in these documents.

In our report on the *document de référence* dated April 10, 2003, we stated that, based on our procedures, we had nothing to report concerning the fairness of the accounting and financial information included in the *document de référence* for the year ended December 31, 2002.

Our procedures, which were performed in accordance with French professional standards, consisted of:

- obtaining assurance that no events have occurred since the date of our report, as mentioned above, that would be likely to affect the fairness of the information about the financial position and the accounts contained in the *document de reference* as updated.

- assessing the fairness of the information about the financial position and the accounts presented in the *document de référence,* as updated, and verifying its consistency with the accounts on which we issued a limited review report, as well as reading the other information contained in the *document de référence,* as updated, in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention based on our overall knowledge of the Company as acquired during our limited review. When reading the forward looking information determined according to a structured process, we took into account the assumptions used by management and the amounts obtained by applying these assumptions.

Constantin Associés and Coopers & Lybrand Audit audited the financial statements of the Company and the Group for the years ended December 31, 2000 and 2001, as approved by the Board of Directors, in accordance with French generally accepted auditing standards. The reports on these financial statements were free from qualifications or observations.
We audited the financial statements of the Company for the year ended December 31, 2002, as approved by the Board of Directors, in accordance with French generally accepted auditing standards. Our report on these financial statements was free from qualifications or observations.
We also audited the consolidated financial statements for the year ended December 31, 2002, as approved by the Board of Directors, in accordance with French generally accepted auditing standards. Our report on these financial statements was free from qualifications but contained an observation relating to the change of accounting method due to the adoption of CRC standard 2000-06 concerning liabilities, issued on December 7, 2000.
We performed a limited review, in accordance with the standards generally accepted in France, of the interim consolidated financial statements for the period from January 1 to June 30, 2003. These interim consolidated financial statements are the responsibility of the Board of Directors. Based on our limited review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, in order to present fairly the consolidated results of operations for the six-month period ended June 30, 2003 and the consolidated financial position and assets and liabilities of the Cap Gemini Ernst & Young Group at that date.

Based on the procedures described above, we have nothing to report concerning the fairness of the accounting and financial information included in the *"document de référence"* as updated.

The Statutory Auditors

Paris, October 20, 2003

PricewaterhouseCoopers Audit

KPMG Audit
Department of KPMG S.A

Bernard Rascle

Jean-Luc Decornoy
Partner

Frédéric Quélin
Partner

II. RECENT DEVELOPMENTS AND OUTLOOK

1. Recent developments

The Group has launched a convertible bond issue into new or existing shares (OCEANE) for an initial amount of €350million that could be increased to €400million through the exercise of an extension clause and to €460million through the exercise of an over-allotment clause (green shoe). Given the success of this issue, on 25th June 2003 the Group announced that the green shoe had been fully exercised giving net proceeds of €452million which were received by the Group on 2nd July 2003.

On 4th September 2003, the Group published its first half year financial statements which are appended to the half year business report, section IV hereof.

On 8th September 2003, the Group announced, by way of a press release, the purchase of the 4.9% stake that Cisco Systems owned in Cap Gemini Telecom SA.

After the consolidated accounts at June 30, 2003 had been drawn up, an audit carried out by the internal audit department led to the booking of additional charges to the accounts. The portion of these charges relating to fiscal years prior to 2003 (amounting to €15million) was booked as exceptional charges in accordance with the Group's accounting principles (other revenue and expenses of the consolidated income statement).

The Group has a €600million syndicated banking facility that was signed on July 31 2001 and matures on July 31 2006. Draw downs are conditional upon compliance with certain financial covenants. All these covenants have been complied with as at this date of update of the reference document and the Group remains in a positive net cash position. This facility has not been drawn upon since June 30, 2003.

On October 20th 2003 the Cap Gemini Group launched a Recommended Public Exchange Offer (OPE) on the shares of Transiciel. The terms and conditions of this transaction are outlined in the press release included hereafter (see exhibit VI).

2. Outlook

September bookings are somewhat below expectations due to a number of bookings being pushed back to the fourth Quarter. As a result, we expect higher than expected bookings in the fourth Quarter. This is traditionally the highest performing sales period and indications are that customers are intending to make full use of their IT spend budget for the year. All in all, the second half year revenues are nevertheless likely to be below those of the first half at constant currency rates.

Steady improvements in the utilization rates should moderate the impact on operating margins which we expect will be approximately 4% for the second half year.

The sales pipeline has continued to improve both in terms of number and size of opportunities which leads us to think that we will see top line growth in 2004 and encourages the Group to maintain its ambition for next year as unchanged.

III. SHARE CAPITAL

1. Changes in capital between January 1st, 2003 and September 30th, 2003.

Further to the thirteenth resolution of the May 7th 2003, General Shareholders Meeting, 41.360 shares returned by former Ernst & Young partners who left the Group, have been cancelled on July17, 2003.

At September 30, 2003, the number of shares is 125.437.745 for a share capital amounting to €1.003.501.960.

2. Ownership Structure at September 30, 2003.

	Number of shares	% Interest	% Voting rights
Wendel Investment	10 560 686	8,42	8,42
Serge Kampf	7 069 947	5,64	5,64
Paul Hermelin	140 048	0,10	0,10
Public	107 495 427	85,70	85,70
Treasury stock	171 637	0,14	0,14
Own shares	-	-	-
TOTAL	125 437 745	100	100

IV. JUNE 30th 2003 HALF YEAR REPORT

FINANCIAL HIGHLIGHTS

AT JUNE 30, 2003

(in millions of euros)	Consolidated accounts				
	First half 1999	First half 2000	First half 2001	First half 2002	First half 2003
OPERATING REVENUE	*2,202*	*2,611*	*4,440*	*3,733*	*3,023*
OPERATING EXPENSES	*1,978*	*2,390*	*4,171*	*3,723*	*2,942*
OPERATING INCOME					
Amount	224	221	269	10	81
%	10.2%	8.5%	6.1%	0.3%	2.7%
NET INCOME/(LOSS)	*134*	*95*	*111*	*(256)*	*(90)*
NET MARGIN	*6.1%*	*3.6%*	*2.5%*	*(6.9%)*	*(3.0%)*
EARNINGS/(LOSS) PER SHARE					
- Adjusted average number of shares	74,043,237	96,763,804	126,766,449	126,366,859	125,571,779
- Diluted net income/(loss) in €	1.81	0.98	0.88	(2.04)	(0.72)
NET CASH AND CASH EQUIVALENTS (at June 30)	322	(268)	362	217	419
TOTAL NUMBER OF EMPLOYEES (at June 30)	39,671	55,387	60,254	55,497	49,411

The "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out in June 24, 2003 and which gave the Group a net cash payment of €452 million on July 2, 2003, will be booked over the second half of 2003.

BUSINESS IN THE FIRST HALF 2003

In a global market that is in the process of stabilising, the Group's revenue, at constant rates and perimeter, declined by 4.5%, as compared to the second half of 2002 – part of this change being due to less use of subcontracting – and by 8.8% at current rates and perimeter. The difference is due to the weakness of the US dollar and of the pound sterling with respect to the euro, since these two currencies account for nearly half of the Group's business.

Headcount, as of June 30, amounted to 49,411 employees, a 6% decrease compared to January 1, 2003, taking into account 2,290 departures resulting from layoffs. The utilization rate improved by 1 point from 72.7% in the second half of 2002 to 73.7% in the first half of 2003.

Together with these headcount adjustment measures, the Group continued its cost reduction program which was implemented in June 2002 and is currently proceeding according to plan. The office space rationalization, which began last year, has continued this year in France, the Nordic countries, the United Kingdom and the Benelux countries and has resulted in €21 million restructuring charges in the first half. *The centralisation of procurement procedures on a network infrastructure is underway, with the full impact to be felt in 2004.* Finally, the new stage of the LEAP! program, intended to optimize our administrative and financial support functions, was launched at the start of the year.

Operating margin comes out at 2.7%, as expected, as compared to 0.3% in the first half of 2002. As of June 30, 2003, the Group has a net cash position of €419 million, compared to €247 million on June 30, 2002 and €465 million at the end of 2002.

Bookings in the first half confirm that the market is stabilizing : they amount to €3,757 million, an increase of 14% compared to second half 2002. Thus, in the Project and Consulting area, the book to bill ratio is 1.16. During the first six months of the year, the Group signed significant contracts, including Visteon in the United States, National Trust in the United Kingdom and Total in France.

An analysis of the deals pipeline shows an increase in the course of the last few months in the proportion of medium-sized opportunities (between €5 and €20 million). This reflects a change in our clients' attitude, in that they seem ready to consider larger investments than in the past.

In June 2003, the Group launched a bond issue convertible or exchangeable into Cap Gemini existing or new shares (OCEANE), with net proceeds of €452 million. This transaction will be accounted for during the second half.

Analysis by country and by business line

The stabilization currently underway is not taking place at the same rate across the countries and business lines in which the Group operates.

In the Consulting business (23% of revenue in the first half), which still suffers from the general economic climate, prices remain on the decline, depressing the first half performance despite encouraging signs in demand, particularly in the IT consulting segment.

The Technology practice (41% of first half revenue), has benefited from the portfolio re-balancing towards new needs for systems integration (web services, server architecture, security, business intelligence ...). The Group achieved significant progress towards industrializing the delivery of its services, through more systematic utilisation of its network of distributed delivery centers, which has improved the competitiveness of the more traditional offerings. The Mumbai center, which plays a key role in the Group delivery network, currently employs nearly 1,000 people, as compared to 500 at the end of December 2002, and a second center is expected to open in Bengalore in the near future.

Outsourcing services (28% of revenue in the first half) remains one of the market's dynamic segments. The Group launched an aggressive program in the field of Business Process Outsourcing. The network of outsourcing centres specialised in administrative and financial functions was completed by the signing of two major contracts, one in Poland and one in China.

Sogeti activity (local technical assistance) now accounts for 8% of Group revenue compared to 6% in 2002.

The organisation by business line and the repositioning of sales are starting to bear fruit, notably in the United Kingdom and in Central Europe in the outsourcing field, as shown by the improvement in profitability in these two regions over the past year.

In North America, revenue declined slightly at constant rates compared to second half 2002 (-1.8%). This compares to a 5.6% decrease in the second half of 2002 versus the previous half year. However, operating margin for the first half of 2003 is slightly greater than the Group's average for the period. The business reorientation that is currently under way in this region is expected to bear fruit in 2004.

In the Benelux countries, the change in revenue is below the Group's average, due in particular to a very disappointing first quarter and despite marked progress in the second quarter. Measures implemented over the last few months have, however, made possible to improve the operating margin from 5.1% in 2002 to 8.4% in the first half of 2003.

France and the Nordic countries accounted for the major part of the staff reduction measures implemented in the first half (1,142 employees notified, for a cost of €66 million). The French market, not surprisingly, was impacted by flat demand; in contrast, pricing pressure was higher than expected, which explains the difference in profitability levels (3.4% in the first half, as compared to 6.9% in 2002). As regards the Nordic countries, the decline in business is less apparent than in the course of the previous half year but the level of profitability remains insufficient.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP AND THE PARENT COMPANY

Consolidated income statement

Revenue in first half 2003 amounted to €3,023 million, as compared to €3,733 million in first half 2002, a decrease of 19% at current exchange rates and perimeter, or 12.5% at constant rates and perimeter.
Sequential evolution reflects a trend toward gradual stabilisation: when compared to revenue in the second half of 2002 (€3,314 million) and excluding the effect of exchange rates and perimeter, the change amounts to only -4.5%.
At constant exchange rates and perimeter, revenue in the second quarter of 2003 (€1,468 million) showed a drop of only 3.2% as compared to first quarter 2003.
Geographical breakdown in revenue as of June 30, 2003 is on the whole stable compared to the breakdown at the end of the year; the drop in the dollar versus the euro explains for the most part the lower contribution of North American business to the Group's revenue (31% as of June 30, compared to 32% at the end of 2002).
The revenue breakdown by discipline is also stable, the only notable development is the growth in the proportion of Outsourcing business, which has gone up from 27% at the end of 2002 to 28% as of June 30, 2003, notably thanks to robust activity levels in the United Kingdom, Benelux and Central Europe.

Operating result (of which the geographical spread is shown in Note 15 of the "Notes to the interim consolidated financial statements") is €81 million, which represents an operating margin of 2.7% in the first half of 2003, to be compared to 0.3% in the first half of 2002.

Financial result is -€5 million compared to -€1 million in the first half of 2002. This variance is the result of lower income from short-term investments mainly due to lower interest rates.

Other revenues and expenses (net) represent a net expense of -€105 million compared to a -€141 million net expense in the first half of 2002. This item mainly consists of:

- €87 million in restructuring costs, including:
  - €66 million for costs directly linked to staff reductions, mainly in France (€33 million), in the Nordic countries (€14 million), in North America (€12 million) and in the Benelux countries (€5 million),
  - €21 million for other expenses, due mainly to additional measures taken over the first half in relation to the office space rationalization program launched in 2002. This expense involved France (€8 million), the Nordic countries (€6 million), the United Kingdom (€5 million) and the Benelux countries (€2 million).
- An expense of €16 million on the sale to a financial institution of the tax credit of €90 million recognized on the carry-back of the 2002 French tax loss.

The tax charge as of June 30, 2003 is €39 million compared to €21 million as of June 30, 2002; this represents a relatively high expense in relation to the pretax result, it being understood that, on a conservative basis, no deferred taxes were booked in the first half for losses generated in the period.
This tax charge can be analysed as follows:

- a tax charge of €15 million in the countries where the Group has generated taxable profits over the period (France, Benelux and Canada),
- the payment of minimum taxes in various countries for a total of €9 million,
- a €8.5 million write-down of the balance of deferred tax assets of the Nordic business as of December 31, 2002.

It should be noted that the other deferred tax assets were not re-evaluated absent any significant change in the economic environment of the countries concerned in the course of the first half of 2003.

After the results of equity companies, minority interests, and goodwill amortization (€20 million), **net income for the Group** is -€90 million (compared to -€256 million in the first half of 2002). As of June 30, 2003, net diluted earnings per share is -€0.72 on the basis of 125,571,779 shares, compared to -€2.04 as of June 30, 2002 on the basis of 126,366,859 shares.

Consolidated balance sheet

- **The shareholders' equity including minority interest** is €3,342 million, which represents, in relation to December 31, 2002, a decrease of €192 million that is mainly the result of the following effects:
  - the net consolidated Group income for the six first months of the period (-€90 million),
  - the variation in the translation adjustment (-€98 million) which mainly reveals the change in the US dollar and sterling pound in relation to the euro,
  - the net elimination of shares returned to Cap Gemini S.A. by former partners of Ernst & Young which have become employees of the Group,
  - the variation in minority interests.

- **Long-term assets** are €2,758 million as of June 30, 2003 compared to €2,912 million as of December 31, 2002, representing a drop of €154 million. This is mainly the result of the following movements:
  - purchase (net of disposals) of tangible and intangible assets (€73 million), mainly in Benelux (€30 million), Central Europe (€14 million), in the United States (€9 million) and in the United Kingdom (€8 million),
  - total amortization for the period (€103 million), of which €83 million concerning tangible and intangible assets, and €20 million concerning goodwill,
  - the decrease in long-term deferred tax assets outside the currency translation effect (€22 million) which mainly comes from the depreciation of a portion of the deferred tax asset related to the Nordic countries recognized as of December 31, 2002 and from the use of some tax loss carry-forward in France,
  - the negative effect of the currency translation of long-term assets for €111 million (of which €42 million for long-term deferred tax assets).

- ***Accounts and notes receivable*** *(€1,483 million) include €1,416 million in trade receivables compared to €1,550 million as of* December 31, 2002, which is a 8.6% drop (€134 million). These represent 85 days of revenue for the first half of 2003 compared to 80 days of 2002 fiscal year revenue.

- **Consolidated net cash position** as of June 30, 2003 is €419 million compared to €465 million as of December 31, 2002.
  This change can be explained mainly by:
  - a positive operating cash flow of €30 million, which itself is a result of:
    - a cash flow before working capital change of €59 million,
    - a €29 million increase in working capital, which takes into account disbursements linked to restructuring for €154 million and a positive effect of €74 million due to the sale to a financial institution of the tax credit recognized on the carry-back of the 2002 French tax loss.
  - a negative investment cash flow of €83 million mainly linked to investments related to outsourcing contracts.

Cap Gemini S.A. parent company accounts

Total operating revenue and financial revenue for the first half of 2003 for Cap Gemini S.A. is €83 million, compared to €151 million for the first half of 2002. The drop is due to lower logo fees billed to the Group's subsidiaries (€67 million compared to €89 million in the first half of 2002) and a decrease in received dividends (€5 million compared to €52 million in the first half of 2002).

Earnings before taxes for the first half of 2003 are a profit of €68 million compared to €387 million as of June 30, 2002. It should be noted that results for the first half of 2002 showed a €223 million capital gain realised upon the intra group sale of the shares in our Canadian subsidiary, as part of the reorganisation of the North American activities.

OUTLOOK FOR THE 2003 FINANCIAL YEAR

The progressive stabilisation of revenue and improvement in operating margin occurs at a different pace according to the country in which the Group operates and the business lines considered. In addition, the depreciation of the US dollar and sterling pound against the euro has a negative impact on year-on-year comparisons. Taking into account these different factors, the Group's management has set itself the goal of bringing the operating margin for the second half of the year to over 5% (versus 3.1% in the second half of 2002), which would translate into a full year operating margin slightly above 4% (versus 1.6% in 2002). The Group maintains its ambition to further improve this figure in 2004.

2003 INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

STATUTORY AUDITORS' REVIEW REPORT
ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2003

Free translation of the original French language report

To the shareholders of Cap Gemini S.A.,

In our capacity as statutory auditors and in accordance with section L. 232-7 of the Commercial Code, we have performed a limited review of the accompanying interim consolidated financial statements ("tableau d'activité et de résultats") of Cap Gemini S.A. and its subsidiaries (the "Cap Gemini Ernst & Young Group") for the period from January 1 to June 30, 2003. We have also reviewed the information contained in the Interim Report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our limited review, is to report our conclusions concerning these financial statements.

We conducted our limited review in accordance with the standards generally accepted in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from a full audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements in order to present fully the consolidated results of operations for the six-month period ended June 30, 2003 and the consolidated financial position and assets and liabilities of the Cap Gemini Ernst & Young Group at that date, in accordance with French generally accepted accounting principles.

As required by professional standards generally accepted in France, we have also reviewed the information given in the interim report accompanying the consolidated financial statements that were the subject of our limited review.

We have no matters to report concerning the fairness of this information or its consistency with the interim consolidated financial statements.

Paris, September 4, 2003

The statutory auditors

PricewaterhouseCoopers Audit

Bernard Rascle

KPMG Audit
Department of KPMG S.A.

Jean-Luc Decornoy — Frédéric Quelin
Partner — Partner

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003

(in millions of euros)	Full year 2002		First half 2002		First half 2003	
	Amounts	%	Amounts	%	Amounts	%
OPERATING REVENUE	*7,047*	*100.0*	*3,733*	*100.0*	*3,023*	*100.0*
Operating expenses	(6,933)	(98.4)	(3,723)	(99.7)	(2,942)	(97.3)
OPERATING INCOME	*114*	*1.6*	*10*	*0.3*	*81*	*2.7*
Interest income and expense, net	(1)	(0.0)	(1)	(0.0)	(5)	(0.2)
Other revenues and expenses, net	(401)	(5.7)	(141)	(3.8)	(105)	(3.5)
INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES BEFORE TAX	*(288)*	*(4.1)*	*(132)*	*(3.5)*	*(29)*	*(1.0)*
Income tax	(108)	(1.5)	(21)	(0.6)	(39)	(1.3)
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES BEFORE AMORTIZATION OF GOODWILL AND WRITE-DOWN OF MARKET SHARES	*(396)*	*(5.6)*	*(153)*	*(4.1)*	*(68)*	*(2.3)*
Equity in net results of affiliates	(2)	(0.0)	(1)	(0.0)	(1)	(0.0)
Minority interests	7	0.1	1	(0.0)	(1)	(0.0)
NET INCOME/(LOSS) BEFORE AMORTIZATION OF GOODWILL AND WRITE-DOWN OF MARKET SHARES	*(391)*	*(5.5)*	*(153)*	*(4.1)*	*(70)*	*(2.3)*
Amortization of goodwill and write-down of market shares	(123)	(1.8)	(103)	(2.8)	(20)	(0.7)
NET INCOME/(LOSS)	*(514)*	*(7.3)*	*(256)*	*(6.9)*	*(90)*	*(3.0)*

	Full year 2002	First half 2002	First half 2003
AVERAGE NUMBER OF SHARES	*125,420,369*	*125,421,877*	*125,349,882*
Weighted average number of stock options	1,307,299	944,982	221,897
ADJUSTED AVERAGE NUMBER OF SHARES	*126,727,668*	*126,366,859*	*125,571,779*
NUMBER OF SHARES AT PERIOD-END	*125,479,105*	*125,476,765*	*125,479,105*
Net loss	(514)	(256)	(90)
Primary earnings/(loss) per share (in €) (1)	(4.10)	(2.04)	(0.72)
Diluted earnings/(loss) per share (in €) (2)	(4.10)	(2.04)	(0.72)
Primary earnings/(loss) per share (in €) (3)	(4.10)	(2.04)	(0.72)

(1) Loss per share based on average number of shares.
(2) Loss per share based on adjusted average number of shares. For the periods presented above, as the Group incurred a loss, the diluted loss per share is considered the same as the primary loss per share.
(3) Loss per share based on the number of shares at the period-end. For First half 2003, this figure includes the 41,360 Cap Gemini S.A. shares which were cancelled on July 24, 2003, further to the authorization granted in the thirteenth resolution of the Annual Shareholders' Meeting held on May 7, 2003.

For the six months ended June 30, 2003, the Group had a consolidated net loss of €89 million before minority interests but after amortization of goodwill, representing a negative margin of 2.9% on operating revenue. In 2002, the net loss before minority interests but after amortization of goodwill came to €257 million for the first half and €521 million for the full year, representing a negative margin of 6.9% and 7.4% on operating revenue respectively.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2002, DECEMBER 31, 2002 AND JUNE 30, 2003

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
ASSETS			
Intangible assets	1,689	1,628	1,549
Property, plant and equipment	516	512	489
Investments	91	85	97
TOTAL FIXED ASSETS	*2,296*	*2,225*	*2,135*
Long-term deferred tax assets	779	687	623
TOTAL NON-CURRENT ASSETS	*3,075*	*2,912*	*2,758*
Accounts and notes receivable, net	2,057	1,664	1,483
Other receivables	344	424	378
Financial receivables and short-term investments	568	490	470
Cash	276	372	293
TOTAL CURRENT ASSETS	*3,245*	*2,950*	*2,624*
TOTAL ASSETS	***6,320***	***5,862***	***5,382***
Commitments received from third parties	4	5	10
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	1,004	1,004	1,004
Additional paid-in capital	2,110	2,063	2,066
Retained earnings	683	438	246
TOTAL SHAREHOLDERS' EQUITY	*3,797*	*3,505*	*3,316*
Minority interests	36	29	26
SHAREHOLDERS' EQUITY, INCLUDING MINORITY INTERESTS	*3,833*	*3,534*	*3,342*
Long-term debt	113	155	160
Provisions and other long-term liabilities	217	252	259
TOTAL LONG-TERM LIABILITIES	*330*	*407*	*419*
Short-term debt and bank overdrafts	484	242	184
Accounts and notes payable	1,564	1,619	1,352
Other payables	109	60	85
TOTAL CURRENT LIABILITIES	*2,157*	*1,921*	*1,621*
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	***6,320***	***5,862***	***5,382***
Commitments given to third parties	1,311	1,298	1,324
NET CASH AND CASH EQUIVALENTS	*247*	*465*	*419*

The "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out on June 24, 2003 and which gave the Group a net cash payment of €452 million on July 2, 2003, will be booked over the Second half of 2003.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2003

(in millions of euros)	Full year 2002	First half 2002	First half 2003
OPERATING ACTIVITIES			
Net income/(loss)	(514)	(256)	(90)
Minority interests and equity in the results of affiliates	(5)		2
NET INCOME/(LOSS) OF FULLY CONSOLIDATED COMPANIES	*(519)*	*(256)*	*(88)*
Adjustments to reconcile net income of fully consolidated companies to cash generated by operations:			
Depreciation and amortization	325	190	103
Provisions	30	5	10
Changes in deferred taxes	61	(31)	18
(Gains)/losses on disposals of assets	3	2	16
Other	(14)	9	-
CASH FLOW OF FULLY CONSOLIDATED COMPANIES (I)	*(114)*	*(81)*	*59*
Cash flow related to:			
- Accounts and notes receivable, net (A)	531	83	135
- Accounts and notes payable, net (B)	36	80	(78)
- Other receivables and payables, net (C)	(382)	(356)	(160)
- Net impact of the sale of a carry-back tax credit (D)			74
NET MOVEMENT IN WORKING CAPITAL (II =A+B+C+D)	*185*	*(193)*	*(29)*
NET CASH PROVIDED/(USED) BY OPERATIONS (III=I+II)	*71*	*(274)*	*30*
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment and intangible fixed assets	(278)	(136)	(80)
Disposals of property, plant and equipment and intangible fixed assets	42	5	3
	(236)	(131)	(77)
Acquisitions of investments	(16)	(12)	(6)
Disposals of investments	1	-	-
Dividends received from non-consolidated companies	1	-	
	(14)	(12)	(6)
Effect of changes in Group structure	13	13	-
NET CASH USED BY INVESTING ACTIVITIES (IV)	*(237)*	*(130)*	*(83)*
FINANCING ACTIVITIES			
Increase in share capital (including exercise of stock-options)	12	12	-
Dividends paid to parent company shareholders	(50)	(50)	
Dividends paid to minority shareholders of consolidated companies	(1)	(1)	
Net change in borrowings	128	312	(7)
NET CASH (USED)/PROVIDED BY FINANCING ACTIVITIES (V)	*89*	*273*	*(7)*
CHANGE IN CASH AND CASH EQUIVALENTS (III+IV+V)	*(77)*	*(131)*	*(60)*
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	*875*	*875*	*762*
CASH AND CASH EQUIVALENTS AT PERIOD-END	*762*	*712*	*(1) 688*
Effect of exchange rate movements on cash and cash equivalents	(36)	(32)	(14)
CHANGE IN CASH AND CASH EQUIVALENTS	*(77)*	*(131)*	*(60)*

(1) This amount does not include the €452 million related to the "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out on June 24, 2003, with an issue and settlement date of July 2, 2003.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FROM JANUARY 1, 2002 TO JUNE 30, 2003

(in millions of euros)	Number of shares	Share capital	Additional paid-in capital	Treasury stock	Retained earnings	Cumulative translation adjustments	Shareholders' equity
AS OF JANUARY 1, 2002	*125,244,256*	*1,002*	*2,112*	*(2)*	*1,034*	*157*	*4,303*
Increase in share capital upon exercise of stock options	472,201	4	8				12
Elimination of treasury stock (256,885 shares) returned to the Company in 2002			12	(19)			(7)
Cancellation of Cap Gemini S.A. shares (237,352 shares)	(237,352)	(2)	(18)	20			
Acquisition of the Ernst & Young consulting business			(1)				(1)
Dividends paid			(50)				(50)
Translation adjustments						(238)	(238)
Net loss					(514)		(514)
AS OF DECEMBER 31, 2002	*125,479,105*	*1,004*	*2,063*	*(1)*	*520*	*(81)*	*3,505*
Elimination of treasury stock (171,617 shares) returned to the Company in 2003			3	(4)			(1)
Translation adjustments						(98)	(98)
Net loss					(90)		(90)
AS OF JUNE 30, 2003	*125,479,105*	*1,004*	*2,066*	*(5)*	*430*	*(179)*	*3,316*

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Accounting policies

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including Accounting Standards Committee (CRC) standard 99-02 of June 22, 1999 and, for the interim financial statements, in accordance with National Accounting Board (CNC) recommendation 99.R.01 dated March 18, 1999.

Details of the accounting principles and policies applied by the Group for both the interim and annual financial statements are set out in the 2002 Reference Document.

Note 2 - Changes in the scope of consolidation during first half 2003

No significant changes in scope occurred in the first half of 2003.

Note 3 - Operating expenses

Operating expenses consist primarily of payroll costs and travel expenses, as follows:

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Payroll costs	4,249	2,351	1,922
Travel expenses	505	252	190
TOTAL	***4,754***	***2,603***	***2,112***
As a % of total operating expenses	69%	70%	72%
As a % of total operating revenues	67%	70%	70%
Average number of employees during the period	54,882	55,724	50,581

Note 4 - Interest income and expense, net

Interest income and expense, net can be analyzed as follows:

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Interest income from short-term investments	24	11	9
Interest on debt	(29)	(15)	(15)
Other	4	3	1
TOTAL	***(1)***	***(1)***	***(5)***

Note 5 - Other revenues and expenses (net)

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Restructuring costs	(463)	(122)	(87)
Gains/(losses) on disposals of shares and businesses	7	-	1
Gains/(losses) on disposals of property, plant and equipment	(3)	5	(1)
Net impact of the sale of a carry-back tax credit	-	-	(16)
Impact of discounting long-term deferred tax assets	102	(12)	-
Write-downs of property, plant and equipment	(10)	-	-
Gains/(losses) on financial receivables	(11)	(11)	2
Foreign exchange gains/(losses), net	(3)	(1)	(2)
Other, net	(20)	-	(2)
TOTAL	***(401)***	***(141)***	***(105)***

For the first half of 2002, the Group had net other expenses of €141 million, mainly corresponding to restructuring costs of €122 million. These costs included:

- €111 million directly related to staff cutbacks
- €11 million in other expenses, mainly facilities closure costs

For the first half of 2003, the Group had net other expenses of €105 million, mainly comprising:

- €87 million of restructuring costs, including:
  - €66 million directly related to staff cutbacks, carried out primarily in France (€33 million), the Nordic countries (€14 million), North America (€12 million) and the Benelux countries (€5 million),
  - €21 million of other expenses, mainly relating to the continuation in the first half of 2003 of the measures launched in 2002 to streamline the Group's real estate assets. These expenses relate to France (€8 million), the Nordic countries (€6 million), the United Kingdom (€5 million) and the Benelux countries (€2 million).
- a €16 million charge relating to the sale of a €90 million carry-back tax credit to a credit institution (see note 6 "Income tax").

Note 6 - Income tax

The income tax charge of €39 million for the first half of 2003 can be analyzed as follows:

- tax payable on profits, primarily in France (€6 million), the Benelux countries (€5 million) and Canada (€4 million),
- a €9 million charge relating to minimum taxes payable in certain countries – mainly the United States and Italy – which are not based on taxable income.
- an €8.5 million write-down of the balance of the deferred tax assets in the Nordic countries as of December 31, 2002.

The main explanation for the €39 million income tax charge recorded despite a pre-tax loss of €29 million is that on a conservative basis the Group decided not to recognize deferred tax assets for losses generated in certain countries during the first half of 2003.

The Group's deferred tax assets are mainly recognized in the United States and France.
Absent any significant change in the economic environment in the United States during the first half of 2003, the assumptions used for the recognition of deferred taxes have remained unchanged.
In France, a deferred tax asset of €229 million was recognized as of December 31, 2002 in relation to the 2002 tax loss, mainly due to a net short-term capital loss generated in 2002 on the reorganization of the Group's North American operations. The final net short-term capital loss amounts to €2.8 billion as opposed to the €2 billion stated initially in the 2002 Reference Document.
This increase of the net short-term capital loss did not have any impact on the amount of deferred taxes recorded for 2002 and the first half of 2003.

On June 26, 2003, Cap Gemini S.A. sold to a credit institution for €74 million a €90 million tax credit recognized on the carry-back of the 2002 French tax loss.

Note 7 - Amortization of goodwill and write-down of market shares

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Amortization of goodwill	(39)	(18)	(20)
Write-down of market shares	(84)	(85)	–
TOTAL	*(123)*	*(103)*	*(20)*

Note 8 - Stock option plans

At the May 24, 1996 and May 23, 2000 Annual Shareholders' Meetings, the Directoire and the Board of Directors, respectively, were given a five-year authorization to grant stock options to a certain number of Group employees on one or several occasions.

The principal features of the two plans in force as of June 30, 2003 are summarized in the table below (no options were granted during the first six months of 2003):

	1996 Plan	2000 Plan	
Date of Shareholders' Meeting	*May 24, 1996*	*May 23, 2000*	
Total number of stock options	***6,000,000***	***12,000,000***	
First options granted on	July 1, 1996	September 1, 2000	October 1, 2001
Exercise period	6 years	6 years	5 years
Exercise price as a % of the average of the prices quoted for Cap Gemini S.A. shares over the twenty trading days preceding the date of grant	80%	80%	100%
Exercise price per share in €:			
• Min.	56.98	139.00	24.00
• Max.	178.00	161.00	60.00
Total number of shares subscribed at June 30, 2003	1,423,465		
Potential number of shares to be created on exercise of options outstanding at June 30, 2003	(1) 2,645,062	(2) 2,032,950	(3) 5,131,000
Of which options held by four of the eleven members of the Board of Directors	70,000		95,000

(1) i.e. 415,247 shares at a price of €56.98; 442,165 shares at a price of €87.96; 179,200 shares at a price of €114; 456,650 shares at a price of €118; 468,800 shares at a price of €178; 344,000 shares at a price of €161; and 339,000 shares at a price of €144.

(2) i.e. 1,089,950 shares at a price of €161 and 943,000 shares at a price of €139.

(3) i.e. 2,728,000 shares at a price of €60 and 2,403,000 shares at a price of €24.

In the event of an authorized tender offer to acquire the Company's shares and other securities giving access to the Company's capital or voting rights, all outstanding stock options would become immediately exercisable.

Note 9 - Minority interests

Minority interests, corresponding to third parties' equity in the net assets of subsidiaries, can be analyzed as follows:

(in millions of euros)	First half 2002	Full year 2002	First half 2003
AS OF JANUARY 1	*39*	*39*	*29*
Minority interests in net income of subsidiaries	(1)	(7)	1
Purchase of Cap Gemini TMN US minority interests			(4)
Purchase of Cap Gemini NV minority interests		(1)	
Minority interests in cumulative translation adjustments and other	(2)	(2)	
AT PERIOD END	*36*	*29*	*26*

Minority interests at June 30, 2003 totaled €26 million, principally corresponding to Cisco Systems' minority interest in Cap Gemini Telecom S.A.

Note 10 - Net cash and cash equivalents

Net cash and cash equivalents comprise cash and cash equivalents less short-term and long-term debt.

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Cash and cash equivalents	712	762	688
Debt	(465)	(297)	(269)
NET CASH AND CASH EQUIVALENTS	*247*	*465*	*419*

The "OCEANE" bond issue (convertible and/or exchangeable bonds) carried out on June 24, 2003 and which gave the Group a net cash payment of €452 million on July 2, 2003, will be booked over the Second half of 2003.

It should be noted that short-term debt and bank overdrafts are as follows:

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Short-term debt	352	142	109
Bank overdrafts	132	100	75
SHORT-TERM DEBT AND BANK OVERDRAFTS	*484*	*242*	*184*

a) Cash and cash equivalents

Cash and cash equivalents correspond to financial receivables, short-term investments and cash, less bank overdrafts.

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Financial receivables	11	4	2
Short-term investments	557	486	468
Cash	276	372	293
Bank overdrafts	(132)	(100)	(75)
CASH AND CASH EQUIVALENTS	*712*	*762*	*688*

b) Long and short-term debt

Debt is broken down into long and short-term debt, with short-term debt referring both to the current portion of long-term debt and amounts originally due within one year. It can be analyzed as follows:

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Long-term debt	113	155	160
Short-term debt	352	142	109
LONG AND SHORT-TERM DEBT	*465*	*297*	*269*

Analysis by type of debt:

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Drawdowns against lines of credit and other borrowings covered by lines of credit	131	114	33
Obligations under capital leases	122	175	173
Commercial Paper	180		60
Other borrowings	32	8	3
TOTAL	*465*	*297*	*269*

Drawdowns against lines of credit and other borrowings covered by lines of credit

- The €33 million total primarily corresponds to:
  - in North America, €17 million of drawdowns against bank lines of credit at a rate of 2.1%, guaranteed by Cap Gemini S.A.;
  - in the Asia Pacific region, €14 million of drawdowns against bank lines of credit at a rate of 4.7%, partially guaranteed by Cap Gemini S.A.

- On July 31, 2001, the Company was granted a €600 million multi-currency line of credit by a banking syndicate, expiring on July 31, 2006. The banking syndicate was made up of BNP Paribas and Barclays Capital Group (acting as leaders), Banca di Roma, Bank of America, CIC Crédit Mutuel, Crédit Agricole Indosuez, Crédit Lyonnais, Deutsche Bank, HSBC/CCF, ING Bank, Natexis Banques Populaires and Société Générale (acting as co-arrangers), and CADIF, Dresdner Bank AG and Fuji Bank Limited (acting as participants). No drawdown were outstanding under this line as of June 30, 2003.

The main characteristics of the facility are as follows:
- Term: 5 years,
- Interest: Euribor and Libor (1-3-6-12 months),
- Fee on undrawn amount: 0.125%
- Fee on drawdowns: 0.275% to 0.325% depending on the amounts utilized.

The loan agreement includes covenants restricting the Company's ability to carry out certain operations. These covenants also apply to the Group subsidiaries which are signatories to the agreement and, where relevant, to the "principal subsidiaries" – defined based on their contribution to consolidated revenues – and in turn to their respective subsidiaries. They include restrictions relating to:
- pledging certain assets as collateral or authorizing the continued use of assets as collateral,
- substantially modifying the general nature of a company's operations,
- asset sales, mergers and similar transactions.

When this credit line was obtained, Cap Gemini S.A. also entered into the usual covenants for this type of agreement, including those relating to obtaining and retaining the necessary authorizations, maintaining insurance cover, maintaining the *pari passu* principle, providing financial and other information, and notice of defaults.

The loan agreement also contains covenants to comply with certain financial ratios including consolidated debt-to-equity and interest cover ratios. As of June 30, 2003 the Group complied with these ratios.

Lastly, the agreement contains the usual provisions relating to early repayment (including for failure to pay sums due), false statements or the failure to comply with other duties included in loan agreements (subject to any periods of grace provided for), cross defaults (in excess of a minimum threshold), insolvency and bankruptcy proceedings, changes of ownership, other changes which would have a significant negative impact on the company concerned, the discontinuance of operations and illegality.

Any upgrade or downgrade in Cap Gemini S.A.'s credit rating would not affect the use of this line of credit or the interest rate.

Obligations under capital leases

As of June 30, 2003, obligations under capital leases relate to the financing of leasehold improvements to the Group's university buildings at Béhoust and Les Fontaines, and of IT equipment acquired by Cap Gemini Ernst & Young UK and Cap Gemini Ernst & Young ISM BV (Benelux) for their outsourcing business.

(in millions of euros)	Inception date	Maturity	Rate	Obligation as of June 30, 2002	Obligation as of Dec. 31, 2002	Obligation as of June 30, 2003
Cap Gemini University (Béhoust)	April 1992	March 2012	3-month Euribor + 0.7%	32	31	30
Cap Gemini University (Les Fontaines)	Dec. 2001	June 2014	3-month Euribor + 0.75%	56	93	91
Cap Gemini Ernst & Young UK	Dec. 2001	July 2010	Fixed rates (3.57% to 9.7%)	34	30	23
Cap Gemini Ernst & Young ISM BV	Dec. 2002	June 2008	Fixed rates (3.4% to 6.0%)		21	29
TOTAL				*122*	*175*	*173*

Commercial Papers:
As of June 30, 2003, outstanding commercial paper – issued for periods of 1 to 3 months – amounted to €60 million at an interest rate of 2.17%.

Characteristics of long and short-term debt

• **Interest rates**
The average interest rate paid on Group debt represented 5.1% as of June 30, 2003, compared with 5.4% as of December 31, 2002. Excluding interest expense and management costs related to French employee incentive plans, the average cost of debt was 3.5%.

As of June 30, 2003, 60% of Group debt was at variable rates and 40% at fixed rates.

• **Maturities of debt**
Maturities of debt are as follows:

	June 30, 2002		December 31, 2002		June 30, 2003	
(in millions of euros)	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
y+1	352	76	142	48	109	41
y+2	20	4	25	8	43	16
y+3	16	3	23	8	13	5
y+4	13	3	14	5	12	4
y+5	10	2	13	4	12	4
y+6 and subsequent years	54	12	80	27	80	30
TOTAL	*465*	*100*	*297*	*100*	*269*	*100*

• **Breakdown by currency**
The breakdown of debt by currency is as follows:

	June 30, 2002		December 31, 2002		June 30, 2003	
(in millions of euros)	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
Euro	285	61	149	50	210	78
Pound sterling	34	7	31	11	23	9
US dollar	111	24	84	28	20	7
Other currencies	35	8	33	11	16	6
TOTAL	*465*	*100*	*297*	*100*	*269*	*100*

• **Collateral**
As of June 30, 2003, borrowings were secured by collateral totaling €173 million (December 31, 2002: €175 million).

Movements in long and short-term debt
Movements in long and short-term debt can be analyzed as follows:

(in millions of euros)	First half 2002	Full year 2002	First half 2003
AS OF JANUARY 1	*177*	*177*	*297*
New borrowings	51	99	94
Repayments	(17)	(38)	(79)
Net change in drawdowns against lines of credit	272	75	(21)
Translation adjustments	(18)	(16)	(22)
AS OF PERIOD-END	*465*	*297*	*269*

Note 11 - Financial instruments

• Interest rate hedges

As of December 31, 2002, three interest rate swaps were outstanding on a total amount of €24.8 million, covering periods ranging from 9 to 48 days:

- the first two swaps were taken out as hedges of interest rate risks on convertible bonds maturing within 48 days of the year-end. Under the terms of the contracts, Cap Gemini S.A. paid a fixed rate of 2.50% and received the 3-month Euribor + 3.00% and the 3-month Euribor + 4.50% respectively.
- the third swap was set up to hedge interest rate risks on investments in euro commercial paper. Under the terms of the contract, Cap Gemini S.A. paid a fixed rate of 3.21% and received the capitalized Eonia.

As of June 30, 2003, an interest rate swap was outstanding for a total amount of €15 million, covering a period of 49 days, to hedge interest rate risks on an investment in euro commercial paper. Under the terms of the contract, Cap Gemini S.A. paid a fixed rate of 2.37% and received the capitalized Eonia.

The market value of these hedging instruments as of June 30, 2003 was below their book value. The unrealized loss was not material.

• Currency hedges

- As of December 31, 2002, currency hedges totaled €125.1 million as follows:
  - hedges of commercial transactions expiring in 2003: forward sale of CAD 1.8 million (€1.1 million);
  - currency swaps expiring in 2003, acquired as hedges of intercompany financing transactions, including:
    - GBP 75 million (€115.3 million),
    - AUD 13 million (€7 million),
    - SGD 5 million (€2.7 million).

- As of June 30, 2003, currency hedges totaled €257.6 million as follows:
  - hedges of commercial transactions expiring in 2003: forward sale of USD 11.1 million (€10.2 million);
  - currency swaps expiring in 2003, acquired as hedges of intercompany financing transactions, including:
    - GBP 95.7 million (€135.2 million),
    - USD 125.5 million (€109.7 million),
    - SGD 5 million (€2.5 million).

The market value of these hedging instruments as of June 30, 2003 exceeded their book value. The unrealized gain was not material.

Note 12 - Provisions and other long-term liabilities

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
Provisions for retirement benefit obligations	71	96	109
Provisions for contingencies and charges	12	26	27
Employee profit-sharing reserve	69	69	68
Long-term deferred tax liabilities	65	61	55
TOTAL	*217*	*252*	*259*

• Retirement benefits

Group employee retirement plans are set up in accordance with the regulations and practices in force in the countries where the Group operates. There are two categories of retirement plans:

- **Defined contribution** plans

  These exist in most European countries (France, Benelux, Central Europe, the Nordic countries, Italy, Spain and Portugal), in the United States and in the Asia-Pacific region.

  These plans are funded by contributions paid to authorized agencies, which are booked as an expense.

- **Defined benefit** plans:

These can be either:

- Unfunded defined benefit plans:
  Obligations under unfunded retirement and other post-retirement benefit plans are covered by provisions recorded in the balance sheet under "Provisions for retirement benefit obligations". The main countries concerned are France, Central Europe, the Nordic countries, North America and Italy.
- Funded defined benefit plans:
  These plans exist in the United States, Canada, the United Kingdom, Germany and the Netherlands.

As of June 30, 2003 obligations under these plans were covered by external funds or provisions.

- In the United States, the plan covers approximately 500 employees.
- In Canada, funded defined benefit plan obligations concern New Horizons and Inergi, two companies set up in connection with outsourcing contracts.
- In the United Kingdom, the plan covers approximately 9,800 members of which 4,700 present employees. Benefit obligations are determined by the statutory method, which consists of determining the present value of the obligation by applying a discount rate corresponding to the expected long-term rate of return on plan assets, calculated by asset category. Based on bond yields, the plan would be underfunded by €365 million as of June 30, 2003 (versus €288 million as of December 31, 2002) due to the current market conditions.
- In Germany, around 270 employees participate in an optional plan covered by an insurance policy taken out by the company.
- In the Netherlands, around 550 employees participate in a plan covered by an insurance policy taken out by the company.

Movements in provisions for retirement benefit obligations and provisions for contingencies and charges were as follows:

(in millions of euros)	December 31, 2002	Additions	Reversals (utilized)	Reversals (cancelled)	Translation adjustment	Other	June 30, 2003
Provisions for retirement benefit obligations	96	7	(4)		1	9	109
Provisions for contingencies and charges	26	5	(3)	(1)			27
TOTAL	*122*	*12*	*(7)*	*(1)*	*1*	*9*	*136*

Note 13 - Commitments received from and given to third parties

a) Commitments received

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
- on contracts	1	1	5
- other	3	4	5
TOTAL	*4*	*5*	*10*

b) Commitments given

(in millions of euros)	June 30, 2002	December 31, 2002	June 30, 2003
- on contracts	20	36	35
- on non-cancelable leases	1,154	1,229	1,247
- on borrowings	81	8	6
- other	56	25	36
TOTAL	*1,311*	*1,298*	*1,324*

Commitments given on contracts represent purchase orders to be issued under global purchase contracts.
Other commitments correspond to tax bonds.

As of June 30, 2003, the Group's commitments under non-cancelable leases were as follows:

(in millions of euros)	Computer equipment	Offices	Vehicles	Other	Total
y+1	38	134	45	2	219
y+2	41	158	46	1	246
y+3	22	139	26	1	188
y+4	12	118	10	1	141
y+5	6	102	2	-	110
y+6 and subsequent years	-	343	-	-	343
TOTAL	*119*	*994*	*129*	*5*	*1,247*

Office lease terms depend on the geographic area concerned and vary between 5 and 25 years. Vehicle leases are 3-year short-term contracts.

Commitments relating to non-cancelable leases are mainly given in the United Kingdom (€356 million), North America (€268 million), Benelux (€185 million), Germany and Central Europe (€126 million) and France (€124 million).

c) Other commitments

Under the terms of the agreements signed in connection with the acquisition of the Ernst & Young consulting businesses, former partners of Ernst & Young who worked in the consulting businesses became employees of the Cap Gemini Ernst & Young Group and as such have employment contracts. If any of these employees of the Cap Gemini Ernst & Young Group decides to leave the Group within a specific period, they are required to return all or some of the shares received at the time of sale of the Ernst & Young consulting businesses to Cap Gemini. The number of shares to be returned depends on the reason for and timing of the new employee's departure.

Under the terms of the agreement with Cisco Systems, if any of Cisco Systems' five main competitors were to launch a takeover bid for Cap Gemini S.A., Cisco Systems would have the right to acquire all the shares of the joint subsidiary Cap Gemini Telecom S.A.

Cap Gemini S.A. as well as all subsidiaries and any companies at least 50%-owned, either directly or indirectly, are insured for possible financial losses resulting from general or professional liability claims arising in the course of their business. The cover has been taken out with several different insurance companies as part of a worldwide insurance program. The program is reviewed and adjusted periodically to take into account any changes in the Group's revenues, businesses and risks.

On June 26, 2003, Cap Gemini S.A. sold to a credit institution for €74 million a €90 million tax credit recognized on the carry-back of the 2002 French tax loss. Under the sale agreement, Cap Gemini S.A. undertook to compensate the buyer for any difference between the amount of the credit sold and the amount effectively payable by the French Treasury. This undertaking expires on June 30, 2011.

Note 14 - Number of employees

The number of employees at the period-end by geographic area was as follows:

	June 30, 2002		December 31, 2002		June 30, 2003	
Number of employees at period-end	**Employees**	**%**	**Employees**	**%**	**Employees**	**%**
North America	10,057	18	9,674	18	8,943	18
United Kingdom and Ireland	7,444	14	7,268	14	6,522	13
Nordic countries	4,633	8	4,250	8	3,910	8
Benelux	9,487	17	8,860	17	7,987	16
Germany and Central Europe	3,283	6	3,124	6	2,911	6
France	13,733	25	13,378	25	13,030	27
Southern Europe	5,001	9	4,636	9	4,559	9
Asia-Pacific	1,859	3	1,493	3	1,549	3
TOTAL	*55,497*	*100*	*52,683*	*100*	*49,411*	*100*

Note 15 - Geographic segment information

Operating revenue, operating income and operating margin, fixed assets and trade accounts and notes receivable by geographic area are as follows:

(in millions of euros)	Full year 2002		First half 2002		First half 2003	
Operating revenue	Amount	%	Amount	%	Amount	%
North America	2,258	32	1,214	32	933	31
United Kingdom and Ireland	1,223	17	631	17	522	17
Nordic countries	469	7	258	7	199	7
Benelux	925	13	479	13	393	13
Germany and Central Europe	466	7	240	6	210	7
France	1,239	17	659	18	568	19
Southern Europe	327	5	178	5	153	5
Asia-Pacific	140	2	74	2	45	1
TOTAL	*7,047*	*100*	*3,733*	*100*	*3,023*	*100*

(in millions of euros)	Full year 2002	First half 2002	First half 2003
Operating income			
North America	42	3	28
United Kingdom and Ireland	(24)	(16)	15
Nordic countries	(6)		(6)
Benelux	47	23	33
Germany and Central Europe	(3)	(6)	6
France	85	35	19
Southern Europe	(15)	(16)	(14)
Asia-Pacific	(12)	(13)	-
TOTAL	*114*	*10*	*81*

(in %)	Full year 2002	First half 2002	First half 2003
Operating margin			
North America	1.9	0.3	3.0
United Kingdom and Ireland	(2.0)	(2.5)	2.9
Nordic countries	(1.3)	-	(3.0)
Benelux	5.1	4.8	8.4
Germany and Central Europe	(0.7)	(2.5)	2.9
France	6.9	5.3	3.4
Southern Europe	(4.6)	(9.0)	(9.2)
Asia-Pacific	(8.6)	(17.6)	-
TOTAL	*1.6*	*0.3*	*2.7*

(in millions of euros)	June 30, 2002		December 31, 2002		June 30, 2003	
Fixed assets	Amount	%	Amount	%	Amount	%
North America	406	18	356	16	313	15
United Kingdom and Ireland	653	28	628	28	582	27
Nordic countries	129	6	114	5	113	5
Benelux	473	20	458	21	472	22
Germany and Central Europe	157	7	175	8	185	9
France	429	19	423	19	403	19
Southern Europe	37	1	59	3	57	3
Asia-Pacific	12	1	12	0	10	
TOTAL	*2,296*	*100*	*2,225*	*100*	*2,135*	*100*

(in millions of euros)

Trade accounts and notes receivable, net	June 30, 2002		December 31, 2002		June 30, 2003	
	Amount	%	Amount	%	Amount	%
North America	437	22	298	19	303	22
United Kingdom and Ireland	315	16	253	16	184	13
Nordic countries	104	5	79	5	60	4
Benelux	269	14	226	15	213	15
Germany and Central Europe	171	9	131	9	118	8
France	447	22	377	24	382	27
Southern Europe	199	10	152	10	141	10
Asia-Pacific	50	2	34	2	15	1
TOTAL	*1,992*	*100*	*1,550*	*100*	*1,416*	*100*

Note 16 - Post-balance sheet events

In June 2003, the Group carried out a €460 million "OCEANE" bond issue (convertible and/or exchangeable bonds). Following the subscription period, the Group received €452 million of net proceeds on July 2, 2003.

V. REGULATED AGREEMENTS

On February 26, 2003, the Board of Directors approved an agreement between the Company and Lazard Frères whereby Cap Gemini S.A. appointed Lazard Frères as exclusive financial advisor to examine potential transactions aimed at changing its business perimeter and/or financial structure and possibly realize such transactions. There has been no other regulated agreement concluded since December 31, 2002.

VI. PRESS RELEASES ISSUED SINCE APRIL 11, 2003

Paris, April 30, 2003
Press Contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

First quarter revenue 2003 in line with indications given on February 27, 2003

Cap Gemini Ernst & Young Group's first quarter 2003 consolidated revenue is 1,555 million euros, down 10.3 % (at **constant** exchange rates and perimeter) compared to the first quarter of 2002 and 5 % compared to the last quarter of 2002.

Given the extremely strong currency effects of the Dollar and Sterling between the first quarter of 2002 and the first quarter of 2003[1], the decrease at **current** exchange rates and perimeter compared to the first quarter of 2003 amounts to 17 %.

The capacity adjustments effected in the second half of 2002 brought the Group's headcount down to 50,402 by March 31, 2003 (compared to 52,683 on December 31, 2002).

2003 first quarter bookings were 2,072 million euros versus 1,735 million euros for the last quarter of 2002 (+ 20 %).

The utilization rate recorded at the end of March 2003 indicates a slight revenue decrease in the first half (excluding exchange rate effects) followed by a stabilization in the second half. In what is still a very tense and very competitive market offering little visibility, the Group's priority is to continue to improve its cost structure in order to preserve its potential for margin improvement.

o0o

[1]		
- average Dollar exchange rate	Q1 2002	1$ = 1.1411 euro
	Q1 2003	1$ = 0.9317 euro
- average Sterling exchange rate	Q1 2002	1£ = 1.6270 euro
	Q1 2003	1£ = 1.4933 euro

Press contact:
Philippe Guichardaz

Tel. 33 (0)1 47 54 50 45

WARNING:

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US PERSONS

Cap Gemini Ernst & Young announces a convertible bond issue into new or existing shares of approximately Euro 350 million

Paris, June 24, 2003 – Cap Gemini Ernst & Young (CAPP.PA) announces today a convertible bond issue into new or existing shares (OCEANE) for approximately Euro 350 million. This amount may be increased to Euro 400 million by exercising an extension clause, and to Euro 460 million by exercise of an over-allotment option.

Through this issue Cap Gemini Ernst & Young will strengthen its financial and operating flexibility.

The bonds nominal value will reflect a premium of 70% to 75% over the share price on Euronext Paris *Premier Marché* on June 24, 2003. The bonds will carry a fixed annual interest rate of between 2.25% and 2.75%. The bonds will be redeemed at par on January 1st, 2010.

This announcement does not constitute a public offering (*appel public à l'épargne*) nor an invitation to the public in any country other than France, as described in the terms set forth below.

In France,

- the offer and sale of the bonds will be made, initially, only to qualified investors in accordance with in Article L. 411-2 of the *Code monétaire et financier* and Decree No. 98-880 of October 1, 1998;
- following the offer to qualified investors, after the final terms of the offering have been determined, the prospectus will be submitted to the *Commission des opérations de bourse* for a visa in order to permit individuals to subscribe for the bonds for a period of three stock exchange trading days.

The placement of the bonds is carried out by Crédit Agricole Indosuez Lazard, Credit Suisse First Boston and Morgan Stanley as Joint Lead Managers and Joint Bookrunners.

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION No 98-07 OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE

Summary terms and conditions

Issuer	CAP GEMINI S.A. (*Premier Marché* of Euronext Paris S.A - ISIN Code

	FR0000125338)
Expected total nominal value of the issue	Approximately EUR 350 million which may be increased to Euro 400 million by exercising an extension clause, and to Euro 460 million by exercise of an over-allotment option.
Number of Bonds to be issued	Between 6,557,377 and 8,871,745 (including upon exercise of the extension clause and the over-allotment option). Depending of the reference price upon which final terms will be defined, the number of bonds maybe outside this range, while final terms are in announced range.
Nominal value per Bond	The nominal value will represent a premium of 70% to 75% over the reference price of the Cap Gemini share on Euronext Paris Premier Marché.
Issue price	The issue price is equal to par value, payable in full on the Settlement Date, as defined below.
Issue date and settlement date	July 2, 2003
Term of the Bonds	6 years and 183 days from the settlement date.
Annual interest	Between 2.25% and 2.75% per cent. per annum, payable annually in arrears on January 1st, of each year (or the first following business day). The first payment will be made on January 1st, 2004 (or the first following business day), and calculated *pro-rata temporis*.
Redemption at maturity	Redemption in full on January 1st, 2010 (or the first following business day) at a redemption price equal to the nominal value of the Bonds.
Early redemption at the Company's option	The Company may redeem the Bonds: • at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer; • from July 2, 2007, 4 years after the Settlement Date and until the seventh business day preceding the Maturity Date, for all of the Bonds outstanding prior to maturity, at an early redemption price equivalent to par value plus interest accrued from the Interest Payment Date preceding the early redemption date until the effective redemption date (the "Early Redemption Price"), if the product of (i) the conversion/exchange ratio in effect and (ii) the arithmetic mean of the opening prices of an ordinary share of the Company on the Premier Marché of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are quoted, as selected by the Company from among the 40 consecutive stock exchange trading days preceding the date of publication of the notice concerning such early redemption, exceeds 125% of such early redemption price;

- at any time, for all of the Bonds outstanding prior to maturity, if less than 10% of the Bonds issued remain outstanding, at the Early Redemption Price.

Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the *prospectus*.
Conversion and/or exchange of the Bonds for new and/or existing shares of Cap Gemini	Bondholders may elect to receive shares, at any time from the 40th day following the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company. The Company may, at its option, deliver new shares or existing shares or a combination thereof.
Absence of preferential subscription rights and priority subscription period	The shareholders of the Company have waived their preferential subscription rights. No priority subscription period is applicable.
Subscription period	The offer to qualified institutional investors is expected to take place on June 24, 2003. The offer to the public will be open from June 25, 2003 to and including June 27, 2003.
Intentions of the Major Shareholders	The Company has no knowledge that its major shareholders have placed or intend to place subscription orders for the Bonds in connection with the issue.
Final terms	The final terms are expected to be set on June 24, 2003.
Purpose of the issue	The proceeds of this issue will be used to strengthen Cap Gemini Ernst & Young's financial and operating flexibility.
Applicable Law	French Law.
Listing of the Bonds	Application is being made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Their listing is scheduled for July 2, 2003.

The placement of the Bonds is carried out by:

Crédit Agricole Indosuez Lazard **Credit Suisse First Boston** **Morgan Stanley**

Joint Lead Managers and Joint Bookrunners

Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reports 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

This announcement does not, and shall not, in any circumstances constitute a public offering (appel public à l'épargne) nor an invitation to the public in connection with any offering in France. The offer and sale of the bonds in France will be made, initially, only to qualified investors in accordance with Article L.411-2 of the Code monétaire et financier and Decree No. 98-880 of October 1, 1998. The bonds will be offered to individuals in France only after receipt of a visa on the prospectus from the French Commission des opérations de bourse.

This announcement does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

This press release has been issued by Cap Gemini Ernst & Young and has been approved by Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000. Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley are acting for Cap Gemini Ernst & Young and no-one else in connection with the offer of bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

Crédit Agricole Indosuez Lazard
121, bd Haussmann, 75008 PARIS
Tel : 33.01.44.13.01.11

Crédit Suisse First Boston
One Cabot Square, Canary Wharf, E144 QJ London
Tel : 44.207.888.16.00

Morgan Stanley
25 Cabot Square, Canary Wharf, E144QA London
Tel : 44.207.425.50.00

Stabilization/FSA.

Copies of this announcement are not being and should not be distributed in or sent into the United States (including its territories and possessions, any State of the USA and District of Columbia), Canada, Australia or Japan.

Press contact:
Philippe Guichardaz

Tel. 33 (0)1 47 54 50 45

WARNING: NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US PERSONS

Cap Gemini Ernst & Young sets the final terms for its convertible bond issue into new or existing shares

Paris, June 24, 2003 – Cap Gemini Ernst & Young (CAPP.PA) today set the final terms for its convertible bond issue into new or existing shares (OCEANE) for an amount of Euro 400 million and a maximum amount of 460 million (in the event the over-allotment option is exercised).

The proceeds of this issue will be used to strengthen Cap Gemini's financial and operating flexibility. This financing takes advantage of favorable financial market conditions and allows the Company to raise capital at attractive terms.

The bonds nominal value has been set to 51 euros and includes a premium of 70% over the share price on Euronext Paris *Premier Marché* on June 24, 2003. The bonds will carry a fixed annual interest rate of 2.5%. The bonds will be redeemed at par on January 1st, 2010.

The placement of the Bonds is carried out by Crédit Agricole Indosuez Lazard, Credit Suisse First Boston et Morgan Stanley, Joint Lead Managers and Joint Bookrunners.

The *Commission des Opérations de Bourse* granted its visa n° 03-607 dated 24 June 2003 on the offering circular (*prospectus*) relating to this issue. The public offering will be open from 25 June to 27 June inclusive.

This press release, which was prepared in accordance with applicable regulations, sets out the principal terms and conditions of the issue.

This offer does not constitute a public offering in any country other than France.

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION N° 98-07 OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE

The Commission des Opérations de Bourse draws particular attention to the following:

- The financial instruments described in this prospectus have specific characteristics. Subject to Articles L.228-91 et seq. of the French Commercial Code, these instruments do not feature certain characteristics of convertible bonds and exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, the period between the date of the notice announcing such redemption (which must be published no later than one month before such redemption date) and the seventh business day preceding the actual date of such redemption will not be available to holders in order for such holders to exercise their rights to receive shares.

- Holders may request early redemption in the case of a change in control as described in paragraph 2.3.7.5 of this note d'opération. These requests are irrevocable.

Summary terms and conditions

Issuer	CAP GEMINI S.A. (*Premier Marché* of Euronext Paris S.A - ISIN Code FR0000125338).
Expected total nominal value of the issue	400 million which may be increased to EUR 460 million by exercise of an over-allotment option.
Number of Bonds to be issued	Between 7,843,137 and 9,019,607 (upon exercise of over-allotment option).
Nominal value per Bond	The nominal value is EUR 51, representing a premium of 70% over the reference price of the Cap Gemini share on Euronext Paris Premier Marché on June 24, 2003.
Issue price	The issue price is equal to par value payable in full on the Settlement Date, as defined below.
Issue date and settlement date	Expected to be 2 July 2003.
Term of the Bonds	6 years and 183 days from the settlement date.
Annual interest	2.5% per cent per annum, payable annually in arrears on January 1st, of each year (or the first following business day). The first payment will be made on January 1st, 2004 (or the first following business day).
Redemption at maturity	Redemption in full on January 1st, 2010 (or the first following business day) at a redemption price equal to the nominal value of the Bonds.
Early redemption at the Company's option	The Company may redeem the Bonds:

- at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer;
- from July 2, 2007 until the seventh business day preceding the date set for redemption, with a notice of one month, at an early redemption price equal to the nominal value plus interest accrued between the last interest payment date preceding the early redemption date and the effective redemption date, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the first opening share prices of the Company on the *Premier Marché* of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are listed as selected from the 40 consecutive stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption exceeds 125% per cent of such early redemption price of the Bonds;
- at any time, for all of the Bonds outstanding prior to maturity, if less than 10% of the Bonds issued remain

outstanding, at the Early Redemption Price.

Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the *prospectus*.
Conversion and/or exchange of the Bonds for new and/or existing shares of Cap Gemini	Bondholders may elect to receive shares, at any time from the 40th day following the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company. The Company may, at its option, deliver new shares or existing shares or a combination thereof.
Absence of preferential subscription rights and priority subscription period	The shareholders of the Company have waived their preferential subscription rights. No priority subscription period is applicable.
Subscription period	The offer to qualified institutional investors took place on June 24, 2003. The offer to the public will be open from June 25, 2003 to and including June 27, 2003.
Intention of the Major Shareholders	The company has no knowledge that its major shareholders have placed or intend to place subscription orders for the Bonds in connection with the issue.
Purpose of the issue	The proceeds of this issue will be used to strengthen the Company's financial and operating flexibility.
Applicable Law	French Law.
Listing of the Bonds	Application is being made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Their listing is scheduled for 2 July, 2003, under Sicovam code 47644, ISIN code SR0000476442.

The placement of the Bonds is carried out by:

Crédit Agricole Indosuez Lazard **Credit Suisse First Boston** **Morgan Stanley**

Joint Lead Managers and Joint Bookrunners

Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reports 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

This announcement does not, and shall not, in any circumstances constitute a public offering (appel public à l'épargne) nor an invitation to the public in connection with any offering in France. The offer and sale of the bonds in France was made, initially, only to qualified investors in accordance with Article L.411-2 of the Code monétaire et financier and Decree No. 98-880 of October 1, 1998. The bonds is offered to individuals in France following receipt of a visa on the prospectus from the French Commission des opérations de bourse.

This announcement does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

This press release has been issued by Cap Gemini Ernst & Young and has been approved by Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000. Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley are acting for Cap Gemini Ernst & Young and no-one else in connection with the offer of bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

Crédit Agricole Indosuez Lazard
121, bd Haussmann, 75008 PARIS
Tel : 33.01.44.13.01.11

Crédit Suisse First Boston
One Cabot Square, Canary Wharf, E144 QJ London
Tel : 44.207.888.16.00

Morgan Stanley
25 Cabot Square, Canary Wharf, E144QA London
Tel : 44.207.425.50.00

Stabilization/FSA.

Copies of this announcement are not being and should not be distributed in or sent into the United States (including its territories and possessions, any State of the USA and District of Columbia), Canada, Australia or Japan.


CAP GEMINI
ERNST & YOUNG

Press contact :
Philippe Guichardaz

Tel. 33 (0)1 47 54 50 45

WARNING:

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US PERSONS

Cap Gemini Ernst & Young announces exercise of over-allotment option relating to its convertible bond issue into new or existing shares

Paris, June 25, 2003 – Given the success of the issuance of its convertible bond issue into new or existing shares (OCEANE), Cap Gemini Ernst & Young (CAPP.PA) today announced that the Joint Bookrunners have fully exercised the 15 % over-allotment option which was granted to them by the Company. The amount of the issue is therefore raised from Euro 400 million to Euro 460 million.

The placement of the Bonds was carried out by Crédit Agricole Indosuez Lazard, Credit Suisse First Boston and Morgan Stanley, Joint Lead Managers and Joint Bookrunners.

This transaction has been described in a prospectus granted visa n° 03-607 by the French "Commission des Opérations de Bourse" on June 24, 2003 and including the "Document de Référence" (Annual Report) of the Company registered with the French "Commission des Opérations de Bourse" on April 11, 2003 under the n° R03-047.

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION N° 98-07 OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE

The Commission des Opérations de Bourse draws particular attention to the following:

□ The financial instruments described in this prospectus have specific characteristics. Subject to Articles L.228-91 et seq. of the French Commercial Code, these instruments do not feature certain characteristics of convertible bonds and exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, the period between the date of the notice announcing such redemption (which must be published no later than one month before such redemption date) and the seventh business day preceding the actual date of such redemption will not be available to holders in order for such holders to exercise their rights to receive shares.

□ Holders may request early redemption in the case of a change in control as described in paragraph 2.3.7.5 of this note d'opération. These requests are irrevocable.

Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reports 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

This announcement does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

This press release has been issued by Cap Gemini Ernst & Young and has been approved by Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000. Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley are acting for Cap Gemini Ernst & Young and no-one else in connection with the offer of bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

Crédit Agricole Indosuez Lazard
121, bd Haussmann, 75008 PARIS
Tel : 33.01.44.13.01.11

Crédit Suisse First Boston
One Cabot Square, Canary Wharf, E144 QJ London
Tel : 44.207.888.16.00

Morgan Stanley
25 Cabot Square, Canary Wharf, E144QA London
Tel : 44.207.425.50.00

Stabilization/FSA.

Copies of this announcement are not being and should not be distributed in or sent into the United States (including its territories and possessions, any State of the USA and District of Columbia), Canada, Australia or Japan.

Paris, September 8, 2003

Cap Gemini SA acquires the 4.9% stake of Cisco Systems in Cap Gemini Telecom SA

Cap Gemini SA has acquired the 4.9% stake held by Cisco Systems since October 2000 in Cap Gemini Telecom SA, the French company controlling the Telecom, Media & Networks entities of the Cap Gemini Ernst & Young Group. As a result of this acquisition, Cap Gemini has full ownership of its subsidiary Cap Gemini Telecom. Cisco still holds 2% of Cap Gemini and keeps a representative at the board of directors of Cap Gemini Telecom.

This transaction is in line with the new emphasis given to the ongoing strategic alliance between the two groups focusing on networks services for the Enterprise market in addition to the initial goal of servicing Telecom operators.

The Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reported 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

Group Press Contact :
Philippe Guichardaz
Tel : +33 (1) 47 54 50 45
Email : philippe.guichardaz@cgey.com


CAP GEMINI
ERNST & YOUNG

Paris, October 20, 2003

Press contact:
Philippe Guichardaz
Tél. 33 (0)1 47 54 50 45

RECOMMENDED PUBLIC EXCHANGE OFFER BY CAP GEMINI FOR TRANSICIEL

Cap Gemini today announced the filing of a public exchange offer to acquire all of the outstanding share capital of Transiciel. The offer has been recommended by the Board of Directors of Transiciel, as well as by its principal shareholder, Mr. Georges Cohen, who has agreed to tender his entire shareholding to the offer.

In acquiring Transiciel, Cap Gemini is furthering the implementation of its development strategy in its core businesses by:

1. strengthening its position in the Local Professional Services market, which represents 20% of the IT services market in Europe;
2. complementing Sogeti's geographic footprint in the Benelux countries, as well as reinforcing its presence in France and Spain;
3. extending the range of its service offering with the addition of Transiciel's "R & D outsourcing" service line.

Upon completion of the offer, Sogeti/Transiciel will boast over 13,000 employees across 9 countries (including 1,200 in the United States) with combined pro forma revenues in 2002 in excess of €1.1bn.

The new grouping, headed by Messrs. Georges Cohen and Luc-Francois Salvador (Sogeti's currrent Managing Director), will become the European reference in the Local Professional Services market and will be well positioned to capitalise on the expected recovery in the IT services sector.

Paul Hermelin, Chief Executive of Cap Gemini Ernst & Young Group, commented: "This acquisition is in line with the Group's strategy. Cap Gemini wishes to be in a position to offer its clients local professional services as well as global solutions adapted to meet their specific requirements. The shared principles in organisational structure and management systems are a decisive advantage for this immediately operational new group. Its growth and high margin potential should benefit the entire Cap Gemini Ernst & Young Group. We have set ambitious performance targets for the next two years for Georges Cohen and Luc-Francois Salvador and I am wholly confident that they will meet and even surpass them."

Key terms of the Offer

The transaction will take the form of a public exchange offer whereby Transiciel shareholders are invited by Cap Gemini to tender and exchange their shares under either of the following options:

- Option 1: an exchange ratio of 1 new Cap Gemini share issued for every 3 Transiciel shares;
- Option 2: an exchange ratio of 5 Cap Gemini shares to be issued, plus 16 warrants giving entitlement for up to 1 new Cap Gemini share, for 16 Transiciel shares;

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Cap Gemini shares subject to the Sogeti/Transiciel grouping attaining certain operating performance targets over the next two years.

Transiciel shareholders will be able to choose either option or any combination of the two.

The number of additional Cap Gemini shares which may be issued under Option 2 is capped at 20% of the initial number of shares issued to Transiciel shareholders having tendered their shares under Option 2.

On the basis of an exchange ratio of 3 Transiciel shares for 1 Cap Gemini share and on the basis of Cap Gemini's closing share price of €38.87 on 17th October 2003, the offer values each Transiciel share at €12.96, a premium of 23.1% over Transiciel's one-month average share price.

The offer is subject only to Cap Gemini shareholder approval, as well as to an acceptance threshold of 66.67% of Transiciel's shares and voting rights existing as of the close of the tender offer period.

This offer is presented by Lazard Frères Banque, financial advisor to Cap Gemini, and by Société Générale, co-sponsoring banker. Rothschild & Cie acted as Transiciel's financial advisor.

Indicative timetable for the offer

Cap Gemini's offer was filed with the Paris stock exchange authorities on October 20, 2003. Subject to all required approvals, the transaction is expected to be completed by the end of 2003.

* * *

Cap Gemini: the Cap Gemini Ernst & Young Group, of which Cap Gemini is the parent company, is one of the world leaders in consulting, IT services and outsourcing, and reported 2002 revenues over 7 billion euros, with total staff of around 50,000.

Transiciel: Transiciel is a European IT services and Engineering Company offering a multi-specialist package for large businesses, based on three complementary business segments: R & D Outsourcing, Integration of Management Systems and Insourcing & Administration of Systems and Networks.

The press release referred to under Section 6 of COB regulation 2002-04 has been issued and is available on the COB website (www.cob.fr) and on the Cap Gemini Ernst & Young website (www.cgey.com).

According to Section 7 of COB regulation n°2002-04, this press release has been submitted to the COB prior to distribution.

* * *

Exhibit 5

Ordinary and Extraordinary Shareholders' Meeting of Cap Gemini of May 7, 2003

- Notice of Meeting
- Agenda
- Summary of the draft resolutions presented by the board of Directors
- Text of the draft resolutions presented by the Board of Directors
- 2002 business review
- Five-year financial summary


CAP GEMINI
ERNST & YOUNG

Cap Gemini

Ordinary and Extraordinary Shareholders' Meeting

May 7, 2003

- Notice of meeting
- Agenda
- Summary of the draft resolutions presented by the Board of Directors
- Text of the draft resolutions presented by the Board of Directors
- 2002 business review
- Five-year financial summary

Unofficial translation from French
The English translation is for information purposes only. In the event of discrepancies, the French language version of this document shall prevail


CAP GEMINI
ERNST & YOUNG

CAP GEMINI

"Société Anonyme" with capital of € 1,003,832,840
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number 330 703 844

Paris, April 11, 2003

NOTICE OF MEETING

The shareholders of Cap Gemini are invited to attend the Ordinary and Extraordinary Shareholders' Meeting to be held on **Wednesday May 7, 2003** at **10:00 a.m.** at Pavillon d'Armenonville, Allée de Longchamp, Bois de Boulogne, Paris 75016. The agenda of the Meeting and the draft resolutions are set out below.

AGENDA

ORDINARY SHAREHOLDERS' MEETING

- Report of the Board of Directors, presentation of the financial statements of the Company and the Group for the year ended December 31, 2002;
- Reports of the Statutory Auditors on the financial statements and the agreements governed by article L.225-38 of the Commercial Code;
- Examination and approval of the 2002 financial statements;
- Appropriation of net income;
- Authorization and powers to be given to the Board of Directors to buy back the Company's shares;
- Ratification of the appointment of three Directors;
- Ratification of the appointment of two non-voting Directors;
- Appointment of a new Substitute Auditor.

EXTRAORDINARY SHAREHOLDERS' MEETING

- Authorization and powers to be given to the Board of Directors to cancel the shares bought back by the Company;

- Capital reduction to cancel returned shares; powers to be given to Board of Directors to carry out all operations relating to the reduction of capital;

- Authorization and powers to be given to the Board of Directors to issue convertible debentures with a maximum aggregate face value of € 3 billion, with or without pre-emptive rights for existing shareholders to subscribe for the convertible debentures;

- Authorization and powers to be given to the Board of Directors to issue debentures with equity warrants with a maximum aggregate face value of € 3 billion, with or without pre-emptive rights for existing shareholders to subscribe for the debentures with equity warrants;

- Authorization and powers to be given to the Board of Directors to issue equity warrants exercisable for shares with a maximum aggregate par value of € 400 million, with or without pre-emptive rights for existing shareholders to subscribe for the equity warrants;

- Authorization and powers to be given to the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for shares (hybrid securities) with a maximum aggregate par value of € 400 million, with or without pre-emptive rights for existing shareholders to subscribe for the hybrid securities;

- General ceiling on financial authorizations.

o 0 o

Shareholders who plan to attend the meeting in person are invited to notify one of the banks mentioned below, in writing, before April 30, 2003. In return, they will be sent an admittance card.

Holders of registered shares will be entitled to attend the meeting, be represented by proxy or cast a postal vote provided that their shares are registered in an account with the Company at least five days prior to the date of the meeting.
Holders of bearer shares will be required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account preventing their sale prior to the meeting. The certificate should be deposited, at least five days prior to the meeting, at the head office or a branch of either:

- Crédit Lyonnais
- Lazard Frères Banque
- BNP Paribas
- CDC IXIS
- Crédit Agricole Investor Services Corporate Trust
- Natexis Banques Populaires
- Société Générale

All shareholders are entitled to cast postal votes.
Combined postal voting forms/forms of proxy will be sent to all holders of registered shares.
Holders of bearer shares wishing to cast a postal vote or to be represented by proxy should request the applicable form from the head office of the Company or one of the above mentioned banks. Such requests should be made in writing and should reach the Company or bank at least six days prior to the date of the meeting.

Postal or proxy votes will only be taken into account if received at least three days before the meeting at the Company's head office or at Euro Emmetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, or at least five days before the meeting at one of the banks referred to above.
Holders of bearer shares should attach the above-mentioned certificate from their bank or broker to their returned postal voting forms/forms of proxy.

Shareholders who have lodged postal or proxy votes with the Company or requested an admission card may however subsequently sell all or some of their shares. In such a case, the shareholder concerned must inform the bank or broker holding their share account that any bearer shares sold are no longer held in a blocked account or that any registered shares sold are no longer recorded under their name. This notification must be received by 3 p.m. Paris time on the day before the meeting. Said notification must contain the necessary information for the Company to cancel the shareholder's attendance at the meeting or to amend the number of shares and voting rights held.

The notice of meeting was published in the *Bulletin d'Annonces Légales Obligatoires* on March 21, 2003.

The Board of Directors

SUMMARY OF THE RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS

RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

First, second, third and fourth resolutions: Approval of the 2002 financial statements and presentation of the 2002 consolidated financial statements, appropriation of net income and approval of the Statutory Auditors' special report on regulated agreements, as required by law.

Fifth resolution: Authorization to buy back the Company's shares.

Sixth to eighth resolutions: Ratification of the appointment of three Directors.

Ninth to tenth resolutions: Ratification of the appointment of two non-voting Directors.

Eleventh resolution: Appointment of one new Substitute Auditor.

RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

Twelth resolution: Authorization to cancel shares bought back by the Company.

Thirteenth resolution: Authorization for capital reduction to cancel returned shares.

Fourteenth to twenty-second resolutions: Authorization to the Board of Directors to issue convertible debentures, debentures with equity warrants, equity warrants and hybrid securities, with or without pre-emptive rights for existing shareholders to subscribe for the equity warrants or hybrid securities.

o0o

TEXT OF THE DRAFT RESOLUTIONS PRESENTED BY THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

I. RESOLUTIONS PRESENTED AT THE ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION
Approval of the 2002 financial statements

After hearing the following:
- the report of the Board of Directors on the business and position of the Company for the year ended December 31, 2002 and the financial statements for the year,
- and the general report of the Statutory Auditors on their audit of the financial statements,

the General Shareholders' Meeting hereby approves the financial statements for the year ended December 31, 2002, comprising the balance sheet, statement of income and notes, as presented, as well as the transactions reflected in the financial statements or summarized in those reports.

The General Shareholders' Meeting therefore gives discharge to the Board of Directors for its management during the year.

SECOND RESOLUTION
Presentation of the 2002 consolidated financial statements

After hearing the following:
- the report of the Board of Directors,
- and the report of the Statutory Auditors on the consolidated financial statements,

the General Shareholders' Meeting notes that the consolidated financial statements for the year ended December 31, 2002 have been submitted and explained to it.

THIRD RESOLUTION
Regulated agreements

After hearing the Statutory Auditors' special report, the General Shareholders' Meeting notes that no agreements governed by article L. 225-38 of the Commercial Code were entered into during 2002.

FOURTH RESOLUTION
Results appropriation

The General Shareholders' Meeting approves the recommendations of the Board of Directors and resolves to charge the net loss for the year of €4,135,354,729.35 along with the full amount of losses brought forward from the prior year – totaling €1,671,424,787.73 – against additional paid-in capital, thus reducing additional paid-in capital from €9,010,168,981.60 to €3,203,389,464.52.

The General Shareholders' Meeting approves the recommendation of the Board of Directors not to pay a dividend for 2002. Pursuant to Article 243 bis of the French General Tax Code, the General Shareholders' Meeting notes that 2001 dividends totaled €50,097,702.40, representing a dividend per share of €0.40 paid on 124,244,256 shares, that 2000 dividends totaled €149,166,652.80, representing a dividend per share of €1.20 paid on 124,305,544 shares, and that 1999 dividends totaled €77,945,108, representing a dividend per share of €1 paid on 77,945,108 shares.

FIFTH RESOLUTION
Authorization to buy back shares

The General Shareholders' Meeting, after hearing the report of the Board of Directors and reviewing the information memorandum approved by the Commission des Opérations de Bourse, authorizes the Board of Directors to buy back the Company's shares on the open market. This authorization is given for a period of eighteen months. The related powers may be delegated by the Board of Directors in accordance with the provisions of Articles L.225-209 *et seq.* of the Commercial Code.

The purpose of this authorization is to allow the Company to:

- exchange, sell, transfer or remit shares in payment, in particular in connection with external growth transactions;

- cancel shares, subject to adoption of the twelfth resolution of the Extraordinary Shareholders' Meeting to be held immediately after this Ordinary Shareholders' Meeting;

- optimize the management of the Company's financial position and assets and liabilities;

- buy and sell shares on the open market to take advantage of market situations;

- award shares to employees on the terms and by the methods provided for by law, including in connection with company savings plans or stock option plans;

- to stabilize the share price by trading against market trends.

The transactions described above may be carried out by any method allowed under the applicable laws and regulations, including through the use of derivative instruments. The entire buyback program may be carried out by means of a block purchase or transfer of shares.

The share buybacks may be carried out at any time, except during the suspension periods specified in Commission des Opérations de Bourse regulation 90-04 (*as amended*).

The General Shareholders' Meeting resolves that the maximum number of shares that may be acquired under this resolution may not exceed 10% of the Company's issued capital as of December 31, 2002, corresponding to 12,547,910 shares, and that the total funds invested in the share buybacks may not exceed € 1,254,791,000.

The General Shareholders' Meeting sets the maximum purchase price of the shares at €100 per share and the minimum sale price at €20 per share. In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

Full powers are given to the Board of Directors, including the power of delegation, to use this authorization and to:

- place any and all buy and sell orders and enter into any and all agreements for the keeping of a register of share purchases and sales or for any other relevant purposes;

- carry out any and all filing and other formalities and generally do whatever is necessary.

The Board of Directors will be required to report to each General Shareholders' Meeting on the transactions carried out during the year under this authorization.

The authorizations given to the Board of Directors in this resolution replace those given in the fifth resolution of the Ordinary Shareholders' Meeting of April 25, 2002.

SIXTH RESOLUTION

Ratification of the appointment of a director

The General Shareholders' Meeting ratifies the appointment of Jean-René Fourtou as Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002 and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

SEVENTH RESOLUTION

Ratification of the appointment of a director

The General Shareholders' Meeting ratifies the appointment of Jean-Bernard Lafonta as Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

EIGHTH RESOLUTION

Ratification of the appointment of a director

The General Shareholders' Meeting ratifies the appointment of Philip Laskawy as Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

NINTH RESOLUTION

Ratification of the appointment of a non-voting director

The General Shareholders' Meeting ratifies the appointment of Pierre Hessler as a Non-Voting Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

TENTH RESOLUTION
Ratification of the appointment of a non-voting director

The General Shareholders' Meeting ratifies the appointment of Geoff Unwin as a Non-Voting Director, which was made on a provisional basis by the Board of Directors at its meeting of July 24, 2002, and notes that his term of office will expire at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2005.

ELEVENTH RESOLUTION
Statutory Auditors

After hearing the report of the Board of Directors, the General Shareholders' Meeting:

1. notes that Yves Nicolas has resigned from his position as Substitute Auditor effective as from the date of this meeting;

2. appoints as his replacement: PricewaterhouseCoopers Audit SA, a French "*société anonyme*" whose registered office is at 32, rue Guersant 75017 Paris, registered with the Paris Companies Registry under number 672 006 483, as Substitute Auditors for the remainder of Yves Nicolas' term of office, expiring at the close of the Ordinary Shareholders' Meeting called to approve the financial statements for the year ended December 31, 2007;

3. notes the planned merger between Coopers & Lybrand Audit SARL - the Statutory Auditors - and PricewaterhouseCoopers Audit SA, due to take place by July 31, 2003;

4. provided PricewaterhouseCoopers Audit SA take over as Statutory Auditors - which the General Shareholders' Meeting approves – due to the completion of the above-mentioned merger, resolves to appoint Philippe Gueguen of 20, rue Garibaldi 69006 Lyon, as Substitute Auditor for PricewaterhouseCoopers Audit SA for the term of office of the Statutory Auditors.

The General Shareholders' Meeting grants the broadest powers to the Chairman of the Board of Directors to note the completion of the merger mentioned in para. 3 above and to carry out all related formalities.

II RESOLUTIONS PRESENTED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING

TWELFTH RESOLUTION
Authorization to cancel shares acquired under the buyback program

The General Shareholders' Meeting, after hearing the report of the Board of Directors and the Statutory Auditors' special report, authorizes the Board of Directors to:

- cancel - in accordance with Article L.225-209 of the Commercial Code - on one or several occasions at its sole discretion, all or some of the Cap Gemini shares held by the Company, provided that the aggregate number of shares cancelled in any given period of twenty-four months does not exceed 10% of the Company's capital, and to reduce the capital accordingly;

- charge the difference between the purchase price of the cancelled shares and their par value to additional paid-in capital or any distributable reserves.

This authority, which is given for a period of five years from the date of this Meeting, may be delegated by the Board of Directors.

The General Shareholders' Meeting gives full powers to the Board of Directors to use the authorization given in this resolution, to amend the bylaws to reflect the new capital and to carry out all necessary formalities. These powers may also be delegated.

The authorizations given to the Board of Directors in this resolution replace those given in the tenth resolution of the Extraordinary Shareholders' Meeting of April 25, 2002.

THIRTEENTH RESOLUTION
Capital reduction to cancel returned shares

The General Shareholders' Meeting, having heard the report of the Board of Directors and the Statutory Auditors' special report, notes that in accordance with the agreements entered into between Cap Gemini and Ernst & Young in connection with the acquisition of Ernst & Young's consulting business which was completed on May 23, 2000, 43,187 Cap Gemini shares were returned to the Company between March 15, 2002 and February 26, 2003 by people who became employees of the Cap Gemini Ernst & Young Group and then left the Group. 1,827 of these 43,187 shares were allocated on the acquisition of the remaining capital of Cap Gemini Ernst & Young Consulting India Pvt Ltd.

The General Shareholders' Meeting resolves to cancel the 41,360 remaining shares and to reduce the Company's capital by a total of € 330,880, representing the number of shares cancelled (41,360) multiplied by the par value of € 8 per share.
The difference between the cost of these shares reported in Cap Gemini's balance sheet (€ 1,524,087.14) and their par value (€ 330,880), i.e. € 1,193,207.14 will be charged to the premium recognized on the completion of the above mentioned acquisition of Ernst & Young's consulting business.

The General Shareholders Meeting grants the Board of Directors full powers to carry out all operations relating to the reduction of capital after the expiry of the period set out in article 180 of Decree 67-236 of March 23, 1967. This power may be delegated.

FOURTEENTH RESOLUTION

Public issue of convertible debentures WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, debentures with a maximum nominal value of €3 billion convertible for Cap Gemini S.A. shares, at any time or at fixed dates. The debentures will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on the conversion of the debentures.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the convertible debenture issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount and maturity of the debentures,
- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium and the terms of early redemption depending on market conditions,
- the conversion date(s)
- the basis to be used to adjust the terms of conversion of the debentures if, while any debentures are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of debenture-holders;
- to place on record the number and par value of the shares issued on conversion of the debentures, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures.

This authorization is valid for two years.

FIFTEENTH RESOLUTION

Public issue of convertible debentures WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue debentures convertible for Cap Gemini S.A. shares, at any time or at fixed dates. The debentures may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency. The maximum nominal value

of the debentures issued under this authorization shall be €3 billion or the foreign currency equivalent thereof.
The General Shareholders' Meeting resolves that the issue price of the debentures and basis of conversion will be determined in such a way as to ensure that the amount received for each share issued on conversion of the debentures shall be at least equal to the average of the opening prices quoted for Cap Gemini S.A. shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the debentures.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:
- the convertible debentures to be issued pursuant to this resolution,
- the shares to be issued on conversion of the debentures.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the convertible debentures, during a period and on terms to be decided at the discretion of Board of Directors. Said priority right shall be non-transferable. Any debentures not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the convertible debenture issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount, issue currency and maturity of the debentures,

- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium and the terms of early redemption depending on market conditions,

- the conversion date(s)

- the basis to be used to adjust the terms of conversion of the debentures if, while any debentures are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of debenture-holders;

- to place on record the number and par value of the shares issued on conversion of the debentures, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- to charge the capital increase costs against the related premiums; and

- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures.

This authorization is valid for two years.

SIXTEENTH RESOLUTION

Public issue of debentures with equity warrants WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, debentures with equity warrants with a maximum nominal value of €3 billion. The debentures will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The total par value of shares issued on exercise of the warrants may not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the warrant-holders, of their pre-emptive right to subscribe for the shares to be issued on exercise of the warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount and maturity of the debentures,
- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium and the terms of early redemption depending on market conditions,
- the number of equity warrants attached to each debenture,
- the terms and conditions applicable for the exercise of the rights attached to the warrants and, where applicable, the purchase of the warrants by the Company,
- the periods during which the rights attached to the warrants may be exercised;
- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;
- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;
- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;
- to charge the capital increase costs against the related premiums; and
- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures as well as the exercise of the warrants.

This authorization is valid for two years.

SEVENTEENTH RESOLUTION

Public issue of debentures with equity warrants WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue debentures with equity warrants convertible for Cap Gemini S.A. shares. The debentures may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency. The maximum nominal value of the debentures with equity warrants issued under this authorization shall be €3 billion or the foreign currency equivalent thereof.

The total par value of shares issued on exercise of the warrants may not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the warrant-holders, of their pre-emptive right to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini S.A. shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the debentures with equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the debentures with equity warrants to be issued pursuant to this resolution.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the debentures with equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors. Said priority right shall be non-transferable. Any debentures not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the issue(s) authorized above and to fix the terms and conditions thereof, including:

- the amount, issue currency and maturity of the debentures,
- the issue price of the debentures, the coupon rate - which may be fixed or variable-, the coupon date, the cum-rights date, the redemption price and the terms of redemption of the debentures, at nominal value or with a premium, and the terms of early redemption depending on market conditions,
- the number of equity warrants attached to each debenture,
- the terms and conditions applicable for the exercise of the rights attached to equity warrants and, where applicable, the purchase of the warrants by the Company,
- the periods during which the rights attached to the warrants may be exercised;

- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;

- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;

- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- to charge the capital increase costs against the related premiums; and

- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue, service and conversion of the debentures as well as the exercise of the warrants.

This authorization is valid for two years.

EIGHTEENTH RESOLUTION
Public issue of equity warrants WITH pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue, on one or several occasions, equity warrants exercisable for the Company's shares and to increase the share capital by a maximum amount of €400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders.

The equity warrants will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to warrants not taken up by other shareholders.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the shares to be issued on exercise of the warrants.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;

- the number of warrants required to subscribe for one share;

- the periods during which the rights attached to the warrants may be exercised;

- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;

- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;

- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;

- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- to charge the capital increase costs against the related premiums; and

- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

NINETEENTH RESOLUTION
Public issue of equity warrants WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue equity warrants exercisable for shares and to increase the share capital by a maximum amount of €400 million, plus the par value of any shares to be issued in order to protect the rights of warrant-holders. The warrants may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The General Shareholders' Meeting resolves that the issue price of the shares to be subscribed on exercise of the warrants shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the equity warrants.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for:

- the equity warrants to be issued pursuant to this resolution; and

- the shares to be issued on exercise of the warrants.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for the equity warrants, during a period and on terms to be decided at the discretion of the Board of Directors. Said priority right shall be non-transferable. Any warrants not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to carry out the equity warrant issue or issues authorized above and to fix the terms and conditions of issue thereof, including:

- the date or dates and terms of issue of the equity warrants and the number of warrants to be included in each issue;

- the number of warrants required to subscribe for one share;

- the periods during which the rights attached to the warrants may be exercised;

- the conditions under which the Company may buy back the equity warrants, at any time or within specified periods;

- the issue price of the shares to be issued on exercise of the warrants and the dividend entitlement accrual date thereof;

- the basis to be used to adjust the terms of exercise of the equity warrants if, while any warrants are still outstanding, the Company carries out any operations which, by law, can be effected only without prejudicing the rights of warrant-holders;

- to place on record the number and par value of the shares issued on exercise of the warrants, carry out the formalities related to the corresponding capital increases and amend the bylaws accordingly, pursuant to the law;

- to charge the capital increase costs against the related premiums; and

- generally, to enter into any and all agreements, take all appropriate steps and carry out all formalities necessary for the issue and exercise of the warrants.

This authorization is valid for one year. The shares to be created on exercise of the warrants must be issued within five years of the date of issue of the warrants.

TWENTIETH RESOLUTION

Public issue of hybrid securities WITH pre-emptive subscription rights

After hearing the report of the Board of Directors and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions.

The securities will be offered to existing shareholders on a pre-emptive basis, pro rata to their existing interest in the Company's capital, said pre-emptive right also applying to securities not taken up by other shareholders.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed €400 million;

(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed €3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

TWENTY-FIRST RESOLUTION
Public issue of hybrid securities WITHOUT pre-emptive subscription rights

After hearing the report of the Board of Directors, and the Statutory Auditors' special report, compiled in accordance with the law, the General Shareholders' Meeting authorizes the Board of Directors to issue securities convertible, redeemable, exchangeable or otherwise exercisable for new shares of the Company, at any time or at fixed dates. The securities may be issued on one or several occasions, in France or abroad, and may be denominated in euros or foreign currency.

The securities that may be issued pursuant to this resolution shall include:

(i) securities representing a portion of the Company's share capital combined with warrants entitling the holder to subscribe for shares in the Company; in this case, the aggregate par value of the securities to which said warrants are attached may not exceed €400 million;

(ii) securities other than convertible debentures, debentures with equity warrants or the securities referred to in (i) above; in this case, the aggregate face value of the securities issued may not exceed €3 billion.

In all cases, the aggregate par value of the shares issued on exercise of the warrants referred to in (i) above, or on conversion, redemption, exchange or exercise of the securities referred to in (ii) above, or on presentation of a warrant or otherwise shall not exceed €400 million, not including any potential adjustments.

This authorization entails the waiver by the shareholders, in favor of the holders of any of the above securities, of their pre-emptive right to subscribe for the shares to be issued on conversion, redemption or exchange of the securities, on exercise of a warrant or otherwise.

The amount received or likely to be received subsequently by the Company for each share issued or created by subscription, or on conversion, redemption or exchange of securities, exercise of a warrant or otherwise shall be at least equal to the average of the opening prices quoted for Cap Gemini shares on the Paris Stock Exchange for any period of ten consecutive trading days chosen from among the twenty trading days preceding the date of issue of the relevant securities.

For each and every issue carried out pursuant to this authorization, the Board of Directors will be required to specify the method applied to set the price of the securities.

The General Shareholders' Meeting resolves to cancel shareholders' pre-emptive rights to subscribe for the securities to be issued pursuant to this resolution.

If the issue or issues take place in the French market, the Board of Directors may grant existing shareholders a priority right to subscribe for securities, during a period and on terms to be decided at the discretion of Board of Directors. Said priority right shall be non-transferable. Any securities not subscribed by shareholders exercising their priority right will be placed on the market.

The General Shareholders' Meeting grants the Board of Directors full powers to fix the dates and the amounts of the issues, determine the terms and conditions of issue and the form of the securities, to effect all necessary adjustments in accordance with the law and, generally, to take any and all appropriate measures and enter into any and all agreements to ensure the success of the proposed issues, all in accordance with the applicable regulations and laws.

In the case of an issue of securities entitling holders to a portion of share capital on exercise of a warrant, the Board of Directors will have full powers to set the procedures by which the Company will be able to buy back the warrants, at any time or within specified periods.

The General Shareholders' Meeting grants the Board of Directors full powers to make any amendments to the bylaws required by the use of the powers described above.

Issues covered by this authorization may be carried out by the Board of Directors within the maximum period allowed by law.

TWENTY-SECOND RESOLUTION
General ceiling on financial authorizations

The General Shareholders' Meeting resolves that the total amount of capital increases that may be carried out pursuant to the authorizations given in the fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth and twenty-first resolutions above will be covered by the blanket authorization given to the Board of Directors in the eighth resolutions of the Extraordinary Shareholders' Meeting of May 16, 2001 to increase the capital to a maximum nominal amount of €1.5 billion.

The authorizations given to the Board of Directors in the fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth and twenty-first resolutions above replace those given in the tenth, eleventh, twelfth and thirteenth resolution of the Extraordinary

Shareholders' Meeting of May 16, 2001 and in the fifteenth, sixteenth, seventeenth and eighteenth resolutions of the Extraordinary Shareholders' Meeting of April 25, 2002.

TWENTY-THIRD RESOLUTION
Powers to carry out formalities

The General Shareholders' Meeting authorizes the bearer of a copy or extract of the minutes of this meeting to execute all filing, publication and other formalities required under French law.

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2002 BUSINESS REVIEW

General Comments

Market analysts have justifiably described 2002 as one of the most difficult years ever witnessed by the IT services industry and the IT sector as a whole. The recovery initially forecast by most market watchers for the second half of 2002 did not materialize and demand is not expected to pick up for at least another year. Although some experts now say that the worst is behind us, visibility still remains low.

The Group's business was significantly affected by lackluster demand in 2002. Our clients continued to cut back on IT budgets, favoring debt reduction over investment due to the downturn in financial markets. Purchasing behavior has also evolved, with clients expecting an immediate return on their investments. With the exception of certain major outsourcing agreements, they are generally entering into lower-volume shorter-term contracts. This leads to production overcapacity which in turn pushes down prices. Competition is also increasingly fierce in the most competitive segments of our market - often from players operating in countries with low labor costs.

We also have to say that in the short-term we cannot see any major technological innovations that will significantly boost demand as happened over the last two decades with client servers, integrated management software and the Internet.

Against this backdrop, in June 2002 Group management decided to launch a 3-year strategic change plan dubbed LEAP with four key goals: motivating people (Leadership), stepping up sales and marketing (Expansion), simplifying operating structures (Alignment) and increasing productivity (Portfolio & Productivity Management).

The LEAP program has been introduced to help the Group achieve two main objectives: to gradually recover satisfactory margins through a leaner cost structure, and to attain a more flexible, reactive and competitive organization both in terms of sales dynamics and production methods.

The program swiftly proved successful with operating margin rising from 0.3% in first-half 2002 to 3.1% in the second half. The Group expects to reap the full benefits of LEAP through 2003 and 2004.

Although performance measurements are still mainly based on the Group's geographic entities, from January 1, 2003 the organization and management of our operations will focus on four main business lines: Consulting, Technology, Outsourcing and Local professional services (Sogeti).

This new organization will be a better fit for the varying demands from different contacts within the same client companies. It will also improve market coverage by opening up direct sales opportunities for the Technology and Outsourcing Divisions, building on the experience gained from a similar initiative launched by Sogeti in early 2002. Although the Group continues to combine its broad range of expertise for its sales approach and services provided to clients, this is not necessarily the case for organizational purposes. The Group's four businesses all operate according to very different business models, with different billing rates, revenue bases, management and cost structures. The new organization by business model is intended to provide a clearer insight into how each operation works. This will facilitate identification of opportunities to improve the cost structure while also enhancing the Group's responsiveness to changing situations.

The first step in this new organization was to achieve a leaner operational structure by trimming non-client facing positions. The Group has also introduced measures aimed at reducing operating expenses other than payroll costs, particularly by centralizing procurement, optimizing administrative functions and rationalizing real estate assets.

From September 2002, sales initiatives were launched across all of the Group's businesses to focus efforts on our most buoyant market segments. As just one example of this, the Technology business opened up a specific sales channel by launching a new offering called Technology Direct, specifically aimed at the requirements of IT departments, including system architecture upgrades, application integration and security issues.

Another key aspect of the LEAP program is standardizing our service production. We should be able to achieve significant productivity gains and boost competitiveness by using our worldwide network of application development centers – some of which are based in areas with low labor costs - in a more systematic and better coordinated way. Productivity gains in Outsourcing – and particularly Infrastructure Management – will be achieved through the rationalization of our data centers. We intend to pool our data center capacity at regional level and gradually move towards automated tasks, as well as to relocate certain production operations to countries with lower cost bases.

The poor performance reported by the Group for what was a difficult year in 2002 should not overshadow the progress made on the sales and marketing front, particularly in terms of market positioning.

The Group continued to refocus both its business and client mix throughout the year. Outsourcing now represents 27% of consolidated revenues, compared with 21% in 2001 and 17% in 2000. This increased weighting towards Outsourcing leads to a higher level of recurring revenues which in turn provides improved visibility. In the systems integration segment, the Group strengthened its leadership position for software integration in 2002 (integrated management software, customer relations management, supply chain management, etc.).

The Group also significantly refocused its client portfolio with an increased contribution by Healthcare and Public Services and Life Sciences during the year. The Group holds a market leadership position for healthcare in the United States, and Healthcare and Public Services as a whole accounted for 26% of consolidated revenues in 2002 compared with 16% in 2001 and 14% in 2000. Life Sciences contributed 7% in 2002, up from 6% in 2001 and 4% in 2000. The Group is now less exposed to the Telecommunications sector – which represented 13% of total revenues in 2002 versus 18% in 2001 – and Financial Services' contribution eased back to 15% of total revenues in 2002 from 17% a year earlier. These two sectors' combined contribution to Group revenues has contracted from 37% in 2000 to 28% in 2002.

- **Comments on the consolidated financial statements of the Cap Gemini Ernst & Young Group**

Highlights of Cap Gemini Ernst & Young **consolidated** financials are:

- Operating revenue totaled € 7,047 million in 2002 (€ 3,733 million in the first half and € 3,314 million in the second half), down 13.9% on a like-for-like basis. On the basis of published figures the decrease was 16.3%, primarily due to the steady weakening of the US dollar and pound sterling over the year. The breakdown of operating revenue by geographic area, provided in note 25 to the consolidated financial statements, shows that full-year operating revenue declined across the board with contractions of 35% in the Asia-Pacific region, 25% for Southern Europe, 11% for the Benelux countries and 9% for France.

Half-yearly performances were checkered. In North America and the United Kingdom, downward price pressure started to level off during the second half and the contraction in revenues (excluding the impact of exchange rates and changes in Group structure) was less marked in the second half of the year. In continental Europe, however, revenues were flat from summer onwards. This was particularly the case in France, Central Europe and the Nordic countries.

The breakdown of revenues by business line shows that Outsourcing revenues increased by 13% over the year to represent 27% of the consolidated total in 2002, up from 21% in 2001. Based on the Group's new business organization, Consulting - which now includes Customer Relationship Management, Supply Chain and People Relationship Management - represents 25% of total revenues, Technology (i.e. systems integration) 42% and Local Professional Services (Sogeti) 6%.

The average number of Group employees fell by 5,024 in 2002, representing an 8.4% reduction compared with the 2001 figure.
At December 31, 2002, the Group had 52,683 employees, a decrease of 5,077 people or 8.8% on the December 31, 2001 figure. This decrease in staff roughly represents a total of 11,000 people who left the Group (6,000 voluntary departures and 5,000 layoffs) and 6,000 people who joined, of which 4,000 new hires with profiles more suited to the new requirements of the market and 2,000 client employees taken on under outsourcing contracts.
The extent of the Group's rightsizing program goes some way to explaining the downturn in revenues, but other issues also came into play, including:

- downward pressure on prices, representing a decrease of approximately 2.7% between January 1 and December 31, 2002,
- a lower staff utilization rate than in 2001, although the second half figure was a considerable improvement on the first half, increasing from under 70% to 73%,
- a significant change in the qualifications pyramid, with the top section more substantially affected by headcount reductions,
- and, as mentioned above, unfavorable exchange rates for the dollar and pound sterling.

➢ Operating expenses amounted to € 6,933 million, down € 1,060 million or 13.3% on a year earlier.

The breakdown by type of costs shows that:

- payroll costs and travel expenses – which amounted to € 4,754 million and represented 68.6% of total operating expenses - were scaled back by €783 million or 14%, whereas average employee numbers only contracted by 8.4%. This significant reduction reflects the combined impact of exchange rate changes, the lower relative weighting of North America and the United Kingdom in total headcount, the streamlining of the Group's top management levels, and the larger proportion of employees working in outsourcing which requires lower qualification levels than projects or consulting;
- purchases and other external costs came to € 1,687 million, representing 24.3% of total operating expenses, down € 299 million or 15% compared with 2001;

- rental charges amounted to € 300 million, a 5.6% increase compared with 2001, reflecting the fact that rental contracts were signed at the end of 2001, while the effects of the real estate streamlining program launched in June 2002 will only start to be felt in 2003;
- lastly, amortization expenses amounted to € 192 million in 2002 (2.8% of total operating expenses) versus € 186 million in 2001.

➢ Operating income decreased from € 423 million in 2001 to € 114 million in 2002, representing 1.6% of revenues compared to 5% a year earlier. The full year margin represents the aggregate of a very low margin in the first half of the year at 0.3% and a second-half figure of 3.1% boosted by the positive impact of the various restructuring measures implemented at the beginning of the year. The € 114 million total operating income figure reflects:

- total operating income of € 174 million reported by France (€85 million), the Benelux countries (€47 million) and the United States (€ 42 million),
- a € 60 million total operating loss reported in the five other geographic areas: the United Kingdom (€ 24 million), Southern Europe (€ 15 million), Asia-Pacific (€ 12 million), the Nordic countries (€ 6 million) and Central Europe (€ 3 million).

➢ Other revenues and expenses represented a net expense of € 401 million in 2002 versus € 139 million for the year-earlier period. This item breaks down as follows:

- € 463 million in restructuring costs, representing € 359 million for the staff cutbacks carried out mainly in the United States and the United Kingdom and € 104 million in costs relating to the closure or transformation of unsuitable or surplus premises;
- the € 102 million positive impact of discounting deferred tax assets (see "income tax" below);
- the remaining € 40 million includes an € 11 million loss on a financial receivable and the exceptional write-down of a building in Béhoust (€ 10 million) which was used as the premises for the Group's University before the Gouvieux site was opened at the beginning of 2003.

➢ Income tax for the year amounted to €108 million, on a par with the year-earlier figure, despite the fact that the Group made a pre-tax loss of €288 million in 2002 versus income of €290 million in 2001. This reflects:

- the impact of an additional €377 million set aside in the provision recorded in relation to the long-term deferred tax asset recognized at the time of the acquisition of the Ernst & Young consulting businesses in North America, which stood at €762 million at December 31, 2001. The provision has been adjusted to reflect changes in earnings assumptions for the Group's North American operations for the next fifteen years. In addition, a €50 million provision was recorded against deferred tax assets recognized in relation to tax loss carryforwards dating from before the Ernst & Young transaction.

- a tax benefit of €387 million recognized in relation to French tax losses, primarily due to a net short-term capital loss of €2 billion generated in 2002 on the reorganization of the Group's North American operations. A provision was recorded for this amount in the financial statements at December 31, 2001, but was not deducted from income taxable at the full corporate tax rate.

- the net effect of recognizing deferred tax assets on tax loss carry-forwards of some Group subsidiaries and of writing down deferred tax assets recognized in prior years in certain countries.

➢ Amortization of goodwill and write-down of market shares totaled € 123 million in 2002, versus € 31 million in 2001.

➢ The Group ended the year with a net loss of € 514 million, as opposed to net income of € 152 million in 2001.

➢ Net cash and cash equivalents came to € 465 million at December 31, 2002, versus € 247 million at June 30, 2002 and € 698 million at December 31, 2001.

- **Comments on the Cap Gemini SA financial statements**

Salient figures are:

➢ The Company's operating revenue amounted to € 162 million compared with € 184 million in 2001, including royalties of € 159 million versus € 180 million, in line with Group revenue trends.

➢ Operating income eased back to € 144 million, compared with € 166 million the previous year. The decrease primarily reflects a contraction in royalties as operating costs remained stable at € 18 million.

➢ The Company had net interest expense of € 4,629 million versus € 1,960 million in 2001. The 2002 total includes dividend income from subsidiaries of € 61 million versus € 89 million in 2001, and € 4,706 million in write-downs of investments in subsidiaries and affiliates, which has no impact on the consolidated financial statements. In order to reflect changes in valuations within the Company's sector as well as in market conditions, Cap Gemini SA carried out a review of the book value of all of its investments in subsidiaries and affiliates, determining an estimated value based on market value and fair value to the Group (value in use), calculated in the same way as in the consolidated accounts. Based on this review, the book value of these investments was reduced from € 11.2 billion to € 6.5 billion at December 31, 2002.

➢ In 2002 the Company had net other income of € 258 million versus net other expense of €16 million in 2001. The 2002 figure includes a € 223 million gain on an inter-company sale of shares in our Canadian subsidiary as part of the reorganization of our North American businesses, as well as revenue of €19 million related to Cap Gemini SA shares returned by former Ernst & Young partners who became employees of the Group following the acquisition of Ernst & Young's Consulting businesses in 2000 and who left the Group during 2002. These amounts were partially offset by a €10 million write-down of the Béhoust site, which was used as the premises for the Group's University until the end of 2002.

As the French tax group made a loss in 2002, the Company recognized a tax benefit of € 90 million, primarily representing the carry-back of 2002 losses against 2001 undistributed income of the tax group. The Company ended the year with a net loss of €4,135 million.

The Board of Directors recommends that the net loss for the year of € 4,135,354,729.35 along with the full amount of losses brought forward from the prior year – totaling

€ 1,671,424,787.73 – should be charged against additional paid-in capital, thus reducing additional paid-in capital from € 9,010,168,981.60 to € 3,203,389,464.52.

As the Company reported a net loss in 2002, the Board recommends that no dividend should be paid for the year.

- **Outlook**

The Group is in a more competitive position going forward into 2003, prepared to weather a slight contraction in revenues in the first half of 2003 compared with the second half of 2002. Revenues are though expected to stabilize during the second half of the year.

With the aim of improving the Group's market positioning and profitability in 2003, management has set itself the following priorities for the year ahead: to pursue efforts to refocus the business mix, improve front-end efficiency, increase productivity through a more systematic and better coordinated use of the Group's network of development centers across the world and, lastly, to continue streamlining the cost structure.

Against this backdrop, given the improvement in operating margin during the second half of 2002 and the pace of the implementation of restructuring measures, the Group is maintaining its ambition expressed last June to increase operating margin to around 5% in 2003.

o 0 o

FIVE-YEAR FINANCIAL SUMMARY

(in thousand of euros)	1998	1999	2000	2001	2002
I-SHARE CAPITAL AT YEAR-END					
Share capital	421 556	623 561	994 444	1 001 954	1 003 83
Number of common shares outstanding	69 130 658	77 945 108	124 305 544	125 244 256	125 479 10
Maximum number of future shares to be created :					
- through exercise of equity warrants	7 085 035	6 038 838	7 487 783	10 463 754	10 951 34
II-OPERATIONS AND RESULTS OF THE CURRENT YEAR					
Operating revenue	100 203	108 489	195 692	183 565	161 56
Operating revenue and financial revenue	230 173	257 509	329 495	300 563	248 05
Income before taxes, amortization and provisions	147 343	164 693	395 229	264 066	(1 522 824
Income tax	24 716	34 079	32 174	63 811	(91 990
Net income / (losses)	103 319	149 047	318 152	(1 873 798)	(4 135 355
					(b
Distributed income	57 964	77 945	(a)164 302	50 002	0
III-EARNINGS PER SHARE (in euros)					
Earnings after taxes,					
but before amortization and provisions	1,77	1,68	2,92	1,60	(11,40
Net earnings	1,49	1,91	2,56	(14,96)	(32,96
					(b)
Dividend per share, net	0,84	1,00	1,20	0,40	0
IV-EMPLOYEE DATA					
Average number of employee during the year	-	-	-	-	
Total payroll	-	-	-	-	
Total benefits	-	-	-	-	

(a) Representing a dividend of 149 million d'euros and dividend equalization tax (précompte) of 15 million d'euros.

(b) Subject to approval by the Ordinary Shareholder's Meeting of May 7, 2003.


CAP GEMINI
ERNST & YOUNG

Exhibit 6

Proxy Voting Form

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form

B. ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / I prefer to use the postal voting form or the proxy form as specified below.


CAP GEMINI
ERNST & YOUNG

CAP GEMINI
Société Anonyme au capital de 1 003 832 840 €
Siège Social : 11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. PARIS

ASSEMBLEE GENERALE MIXTE DU 7 MAI 2003
à 10 heures, Pavillon d'Armenonville, Allée de Longchamp, Bois de Boulogne (Paris 16°)

COMBINED GENERAL MEETING ON MAY 7, 2003
At 10 a.m., Pavillon d'Armenonville, Allée de Longchamp, Bois de Boulogne (Paris 16°)

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions *Number of shares* — **Nominatif** *Registered* [**VS / *single vote*** / **VD / *double vote***] — **Porteur / *Bearer***

Nombre de voix / *Number of voting rights :*

▯ JE VOTE PAR CORRESPONDANCE / *VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this, ■ *for wich I vote against or I abstain.*

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■

1 ▯	2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯
10 ▯	11 ▯	12 ▯	13 ▯	14 ▯	15 ▯	16 ▯	17 ▯	18 ▯
19 ▯	20 ▯	21 ▯	22 ▯	23 ▯	24 ▯	25 ▯	26 ▯	27 ▯
28 ▯	29 ▯	30 ▯	31 ▯	32 ▯	33 ▯	34 ▯	35 ▯	36 ▯
37 ▯	38 ▯	39 ▯	40 ▯	41 ▯	42 ▯	43 ▯	44 ▯	45 ▯

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom / *I appoint the Chairman of the meeting to vote on my behalf.* ▯
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain from voting (is equivalent to a vote against).* ▯
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Melle *pour voter en mon nom / I appoint (see reverse (2)) M, M^rs or Miss / to vote on my behalf* ▯

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

▯ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée**

/ I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) ***to represent me at the above mentioned meeting.***

M, Mme ou Melle / Mr, M^rs or Miss

Adresse / Address

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
***CAUTION** : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.*

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
-Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso (1) - See reverse (1)

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation/*on 1st notification*	sur 2e convocation/*on 2nd notification*
à la BANQUE / *to the Bank*	2 mai 2003	
à la SOCIÉTÉ / *to the Company*	4 mai 2003	

Date & Signature

UTILISATION DU DOCUMENT

A. L'actionnaire désire assister personnellement à l'assemblée. Dans ce cas, il doit au recto du document, cocher la case A puis dater et signer au bas du formulaire.
B. A défaut, l'actionnaire peut utiliser le formulaire de vote*. Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités.
- **voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire)**
- **donner pouvoir au Président de l'Assemblée Générale (dater et signer au bas du formulaire sans remplir)**
- **donner pouvoir à une personne dénommée (cocher et compléter la case appropriée puis dater et signer au bas du formulaire.**

QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable

(1) Le signataire est prié d'inscrire très exactement dans la zone réservée à cet effet ses nom (en majuscules d'imprimerie), prénom usuel et adresse : si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
Si le signataire n'est pas lui-même un actionnaire (exemple : Administrateur légal, Tuteur, etc...), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-§3 du décret du 23 mars 1967).

VOTE PAR CORRESPONDANCE

(3) ART. L 225-107 du Code de Commerce (extrait) :
Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs.

- Si vous désirez voter par correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.

Dans ce cas, il vous est demandé :
Pour les projets de résolutions proposés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance :
- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case,
- soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.

Pour les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance.
- de voter résolution par résolution en noircissant la case correspondant à votre choix,

En outre, pour le cas ou des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DÉNOMMÉE

(2) ART. L 225-106 du Code de Commerce (extrait) :
"Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.
Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée Générale des actionnaires, le Président du Conseil d'Administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L. 225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée Générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L. 225-23 ou de l'article L. 225-71, l'Assemblée Générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.
Pour toute procuration d'un actionnaire sans indication de mandataire, le Président de l'Assemblée Générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (art. D 133-8). La langue française fait foi.

NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS FOR COMPLETION

A. If the shareholder wishes to attend the meeting personally, tick box A on the front of the document. Please also date and sign at the bottom of the form.
B. Otherwise, the shareholder may use this form as a postal vote *
In this case check box B on the front of the form and choose one of the three possibilities :
- **use the postal voting form (tick the appropriate box, date and sign below)**
- **give your proxy to the Chairman of the meeting(date and just sign at the bottom of the form without filling in)**
- **give your proxy to another shareholder (tick and fill in the appropriate box, date and sign below)**

WICHEVER OPTION IS USED the shareholder's signature is necessary

(1) The shareholder should write his exact name and address in capital letters in the space provided : if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in wich he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, etc), please specify your full name and the capacity in wich you are signing the proxy.
The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3§3 of March 23, 1967 law).

POSTAL VOTING FORM

(3) ART. L 225-107 du Code de Commerce (extract) : "A shareholder can vote by post by using a postal voting form determined by law. Any other methods are deemed to be invalid".
Only the forms received by the Company before the meeting : within the time limit and conditions determined by law : are valid to calculate the quorum.
The forms giving no voting direction or indicating abstention are deemed to vote against.
If you wish to use the postal voting form, you must tick the box on the front of the document : "I VOTE BY POST".
In such event, please comply with the following instructions :

For the resolutions proposed or agreed by the Board you can :
- either vote "for" for all the resolutions by leaving the boxes blank,
- or vote "against" or "abstention" (wich is equivalent to voting against) by shading boxes of your choice,

For the resolutions not agreed by the Board, you can :
- vote resolution by resolution by shading the appropriate boxes,

In case of amendments or new resolutions during the shareholder meeting you are resquested to choose between three possibilities (proxy to the chairman of the meeting, abstention or proxy to another shareholder) by shading the appropriate box.

PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER

(2) ART. L 225-106 du Code de Commerce (extract) : "A shareholder can have himself/herself represented by another or by his/her spouse".
Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law or by the articles of association fixing the maximum number of votes to wich a person is entitled both in his/her own name or a proxy. Before each shareholder's meeting the Chairman of the Board of Directors or the Executive Board, may consult the shareholders listed in article L. 225-102 in order to allow them to designate one or several proxies to represent them at the shareholder's meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L. 225-23 or L. 225-71, require the shareholder's ordinary meeting to appoint to the Board of Directors or the Executive Board, one or more shareholder employees or members of the Executive Board of a pension fund holding shares in the company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. **When proxies do not indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.**

* The text of the resolutions are in the notification of the meeting wich is sent with this proxy (art. D 133) : please do not use both "I VOTE BY POST" and "I HEREBY APPOINT" (art. D 133-8). The French version of this document governs : The English translation is for convenience only.
NB : If any information included in this form is used for a computer file, it is protected by the provisions of law 78-17 of January 6, 1978, especially about rights of access an alteration that can be exercised by interested parties.

Exhibit 7

Request for Documents and Information


CAP GEMINI
ERNST & YOUNG

CAP GEMINI

"Société Anonyme" with capital of EUR 1,003,832,840
Head office: 11 rue de Tilsitt, 75017 Paris
Registered with the Paris Companies Registry under number B 330 703 844

REQUEST FOR DOCUMENTS AND INFORMATION
attached to the postal or proxy voting form for the
Ordinary and Extraordinary Shareholders' Meeting to be held on May 7, 2003

In accordance with article 138 of the decree of March 23, 1967, from the date of notice of the General Meeting up to the fifth day before that meeting, all holders of registered or bearer shares may use this form to request the documents and information referred to in articles 133 and 135 of the above-mentioned decree. Holders of bearer shares are required to submit proof of ownership of their shares with this form.

THE FORM SHOULD BE RETURNED TO: **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

Mr./Mrs./Miss..

Full address..

Owner of ....

- ☐ registered shares..
- ☐ registered shares, administered by (1) ....
- ☐ bearer shares, held on account at (1) ....

having taken note of the attached documents concerning the General Meeting of May 7, 2003 and governed by article 133 of the decree of March 23, 1967,

hereby requests that the documents and information referred to in article 135 of that decree be sent to him/her at the above address.

In ...., on ....

Signature

N.B.: Pursuant to paragraph 3 of article 138 of the decree of March 23, 1967, holders of registered shares may request to be put on the mailing list for subsequent years when they return this form.

---

(1) State details of the bank, broker or other intermediary with whom shares are held on account.


CAP GEMINI
ERNST & YOUNG

CAP GEMINI

Société Anonyme au capital de 1.003.832.840 euros
Siège social à Paris (17e), 11 rue de Tilsitt
330 703 844 RCS PARIS

FORMULE DE DEMANDE D'ENVOI DE DOCUMENTS ET RENSEIGNEMENTS
jointe au formulaire de vote par correspondance
ou par procuration pour la représentation
à l'Assemblée Générale Mixte du mercredi 7 mai 2003

Conformément à l'article 138 du décret du 23 mars 1967, à compter de la convocation de l'Assemblée et jusqu'au cinquième jour avant la réunion, tout actionnaire titulaire d'actions nominatives ou justifiant de sa qualité de propriétaire d'actions au porteur peut demander à la Société, en utilisant la formule ci-après, l'envoi des documents et renseignements visés par les articles 133 et 135 dudit décret.

FORMULE A ADRESSER EXCLUSIVEMENT A : **CAP GEMINI S.A.**
11, rue de Tilsitt
75017 Paris
France

M., Mme ou Mlle..

Adresse complète..
....

Propriétaire de......................actions sous la forme :

- ☐ nominatives pures...
- ☐ nominatives administrées chez (1)...
- ☐ au porteur, inscrites en compte chez (1) ....

ayant pris connaissance des documents joints à la présente formule se rapportant à l'Assemblée du 7 mai 2003 et visés à l'article 133 du décret du 23 mars 1967,

demande l'envoi à l'adresse ci-dessus des documents et renseignements visés par l'article 135 du *même décret.*

A ...., le....................................

Signature

NOTA : En vertu de l'alinéa 3 de l'article 138 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, par une demande unique, obtenir de la Société l'envoi des documents visés ci-dessus à l'occasion de chacune des Assemblées d'actionnaires ultérieures.

---

(1) Indication de l'intermédiaire habilité chez lequel les actions sont inscrites en compte.

8

Exhibit 8

Notice to the *Conseil des Marchés Financiers* of May 15, 2003, regarding the declaration of the total number of voting rights of 125,266,128 as of the Shareholders' Meeting of May 7, 2003

CAP GEMINI ERNST & YOUNG

PARIS, le 15 mai 2003
PhH/so - 053

Cap Gemini S.A.

Place de l'Etoile
11, rue de Tilsitt
75017 Paris
Tél.: +33 (0)1 47 54 50 00
Fax: +33 (0)1 42 27 32 11
www.cgey.com

CONSEIL DES MARCHES FINANCIERS
Direction des Opérations Financières
31, Rue Saint Augustin
75002 PARIS

Objet : Déclaration du nombre total de droits de vote

Messieurs,

En application de l'article L 233-8 du Code de Commerce, je vous prie de bien vouloir trouver en annexe la déclaration du nombre total de droits de vote de la Société Cap Gemini SA le 7 mai 2003, date de tenue de l'Assemblée Générale Ordinaire annuelle.

Je vous en souhaite bonne réception et vous prie d'agréer, Messieurs, l'expression de mes sentiments distingués.

Pour CAP GEMINI S.A.
Directeur Juridique Corporate



Philippe HENNEQUIN

P.J. mentionnée

BC : S. Kampf
W. Bitan
JP. Durant des Aulnois
L. Sinapi

DECLARATION DU NOMBRE TOTAL DE DROITS DE VOTE

Effectuée en application des articles L 233-8 et suivants du Code de Commerce

Coordonnées de la personne chargée de suivre le présent dossier :	HENNEQUIN Philippe Tél : 01 47 54 50 83 Fax : 01 42 27 45 65
Société déclarante :	**Cap Gemini** 11 , rue de Tilsitt, 75017 Paris Premier Marché RM
Nombre total d'actions composant le capital de la société déclarante :	125.479.105
Nombre total de droits de vote de la société déclarante	125.266.128

Nombres constatés le 7 mai 2003, date de l'Assemblée Générale Ordinaire Annuelle.

Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux

L'Assemblée Générale Extraordinaire du 25 avril 2002 a introduit dans les statuts une obligation d'information de la Société en cas de détention d'une fraction du capital ou des droits de vote inférieure à celle du vingtième prévue par la loi.
Le seuil de participation à partir duquel naît l'obligation d'information est fixé à 1 % et à chacun de ses multiples, tant à la hausse qu'à la baisse.

Fait à Paris, le 15 mai 2003



Philippe HENNEQUIN
Directeur Juridique Corporate

Exhibit 9

BALO Notice of May 21, 2003, regarding the declaration of the total number of voting rights of 125,266,128

AVIS DIVERS

COMPAGNIE FRANCAISE D'ASSURANCE POUR LE COMMERCE EXTERIEUR « COFACE »

Société anonyme au capital de 49 226 504,43 €.
Siège social : 12, cours Michelet, La Défense 10, 92800 Puteaux.
552 069 791 R.C.S. Nanterre.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total de droits de vote existant le 15 mai 2003, date de l'assemblée générale mixte, était de 12 972 668.

43611

BAIL SAINT-HONORE

Société financière.
Société anonyme au capital de 30 000 000 €.
Siège social : 184, rue de la Pompe, 75116 Paris.
338 100 076 R.C.S. Paris.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société Bail Saint-Honoré, dont les actions sont cotées à la Bourse de Paris, informe ses actionnaires que le nombre total des droits de vote existants lors de l'assemblée générale mixte du 30 avril 2003 était de 1 985 805.

43521

CANAL +

Société anonyme au capital de 95 017 326 €.
Siège social : 85-89, quai André Citroën, 75015 Paris.
329 211 734 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'à l'issue du 25 avril 2003, date de l'assemblée générale ordinaire, le capital se composait de 126 689 768 actions et représentait un nombre total de droits de vote existant de 126 482 214.

43424

CAP GEMINI

Société anonyme au capital de 1 003 832 840 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

DROITS DE VOTE

En application de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires que le nombre total des droits de vote existant le 7 mai 2003, date de tenue de l'assemblée générale ordinaire annuelle, était de 125 266 128.

43477

LE CARBONE-LORRAINE

Société anonyme au capital de 22 278 300 €.
Siège social : immeuble La Fayette, 2/3, place des Vosges, La Défense 5, 92400 Courbevoie.
572 060 333 R.C.S. Nanterre.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 14 mai 2003 le nombre total de droits de vote existant était de 10 969 253.

43644

CHARGEURS

Société anonyme au capital de 205 446 960 €.
Siège social : 38, rue Marbœuf, 75008 Paris, France.
390 474 898 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 13 mai 2003 le nombre total de droits de vote existant était de 15 109 227.

43640

EFFIK

Société anonyme au capital de 1 966 816 €.
Siège social : bâtiment 24, Parc Eurospace, 91572 Bièvres.
387 968 464 R.C.S. Evry.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale ordinaire de la société ci-dessus désignée réunie le 14 janvier 2003 le nombre total de droits de vote existant était de 1 229 260.

43643

SOCIETE FONCIERE DES PIMONTS

Société anonyme au capital de 252 541 479,06 €.
Siège social : 31, rue de Mogador, 75009 Paris.
045 650 215 R.C.S. Paris.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, la société informe ses actionnaires qu'au 13 mai 2003, date à laquelle s'est tenue l'assemblée générale mixte, le nombre total de droits de vote était de 3 313 323.

Le conseil d'administration.

43569

COMPAGNIE INDUSTRIELLE ET FINANCIERE D'INGENIERIE « INGENICO »

Société anonyme au capital de 29 654 117 €.
Siège social : 9, quai de Dion Bouton, 92800 Puteaux.
317 218 758 R.C.S. Nanterre.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233-8 du Code de commerce, il est précisé que lors de l'assemblée générale mixte de la société ci-dessus désignée réunie le 6 mai 2003 le nombre total de droits de vote existant était de 33 471 288.

43459

ITESOFT

Société anonyme au capital de 313 647 €.
Siège social : Parc d'Andron, Le Séquoïa, 30470 Aimargues.
330 265 323 R.C.S. Nîmes.

DROITS DE VOTE

Conformément aux dispositions de l'article L. 233.8 du Code de commerce, la société informe ses actionnaires que lors de l'assemblée générale ordinaire réunie le mercredi 14 mai 2003, le nombre total des actions était de 5 222 450 et le nombre de droits de vote de 9 172 402.

Le conseil d'administration.

43510

Exhibit 10

BALO Notice of March 21, 2003, giving Notice and agenda of the Ordinary and Extraordinary Shareholders' Meeting, of May 7, 2003 récépissé nominatif constatant ce dépôt, sur la présentation duquel récépissé ils seront admis à l'assemblée.

Les dépôts notifiés directement à la société dans le même délai par les banques, établissements financiers et agents de change dépositaires dispenseront des formalités de récépissé.

Des formules de pouvoir et de vote par correspondance sont à la disposition des actionnaires au siège social et au guichet des établissements financiers suivants :

— Société générale ;
— Banque nationale de Paris ;
— Crédit lyonnais ;
— Société nancéenne de Crédit industriel et Varin-Bernier ;
— Crédit commercial de France ;
— Caisse nationale du crédit agricole ;
— Natexis-Banques populaires ;
— Crédit mutuel CIC.

Les propriétaires des actions nominatives sont admis à l'assemblée sur simple justification de leur identité.

Le directoire.

38917

CAP GEMINI

Société anonyme au capital de 1 003 832 840 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

Mmes et MM. les actionnaires de Cap Gemini sont convoqués en assemblée générale mixte pour le mercredi 7 mai 2003 à 10 heures, au Pavillon d'Armenonville, allée de Longchamp, Bois de Boulogne, Paris (16e), à l'effet de délibérer sur l'ordre du jour et les projets de résolutions suivants :

Ordre du jour.

Assemblée à caractère ordinaire :

— Rapport de gestion du conseil d'administration, présentation des comptes annuels et des comptes consolidés de l'exercice clos le 31 décembre 2002 ;
— Présentation du rapport général et du rapport spécial de MM. les commissaires aux comptes sur l'exécution de leur mission et les conventions visées à l'article L. 225-38 du Code de commerce ;
— Examen et approbation des comptes annuels de l'exercice 2002 ;
— Affectation du résultat de l'exercice ;
— Autorisation et pouvoirs à donner au conseil d'administration à l'effet de faire racheter par la société ses propres actions ;
— Ratification de la nomination de trois administrateurs ;
— Ratification de la nomination de deux censeurs ;
— Nomination d'un nouveau commissaire aux comptes suppléant.

Assemblée à caractère extraordinaire :

— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'annuler les actions rachetées par la société ;
— Annulation d'actions par réduction de capital ; pouvoirs au conseil d'administration pour la réalisation matérielle de cette opération ;
— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des obligations convertibles en actions de la société, dans la limite d'un montant nominal maximum de 3 milliards d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des obligations convertibles à émettre ;
— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des obligations à bons de souscription d'actions de la société, dans la limite d'un montant nominal maximum de 3 milliards d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des obligations à bons de souscription d'actions à émettre ;
— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;
— Autorisation et pouvoirs à donner au conseil d'administration à l'effet d'émettre des valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des valeurs mobilières à émettre ;
— Plafond général des autorisations financières.

PROJETS DE RÉSOLUTIONS

I. — **Résolutions à caractère ordinaire.**

Première résolution (Approbation des comptes sociaux de l'exercice 2002). — L'assemblée générale, connaissance prise :

— du rapport de gestion du conseil d'administration sur l'exercice clos le 31 décembre 2002 ;
— et du rapport général établi par MM. les commissaires aux comptes sur l'exécution de leur mission au cours dudit exercice,

approuve l'ensemble des comptes, en particulier le bilan, le compte de résultat et l'annexe, arrêtés au 31 décembre 2002, tels qu'ils ont été présentés, ainsi que les opérations traduites par ces comptes ou résumées dans ces rapports.

L'assemblée générale donne, en conséquence, quitus entier et sans réserve au conseil d'administration pour sa gestion au cours de l'exercice.

Deuxième résolution (Présentation des comptes consolidés de l'exercice 2002). — L'assemblée générale, connaissance prise :

— du rapport du conseil d'administration ;
— et du rapport établi par MM. les commissaires aux comptes sur les comptes consolidés, donne acte que les comptes consolidés de l'exercice clos le 31 décembre 2002 lui ont été présentés et commentés.

Troisième résolution (Conventions réglementées). — L'assemblée générale, connaissance prise du rapport spécial des commissaires aux comptes, prend acte de ce qu'au cours de l'exercice écoulé aucune convention visée à l'article L. 225-38 du Code de commerce n'a été conclue.

Quatrième résolution (Affectation du résultat). — L'assemblée générale, sur proposition du conseil d'administration, décide d'imputer tant la perte de l'exercice qui s'élève à 4 135 354 729,35 € que la totalité du compte « report à nouveau » s'élevant à 1 671 424 787,73 € sur le compte « prime d'apport » qui sera de ce fait ramené de 9 010 168 981,60 € à 3 203 389 464,52 €.

L'assemblée générale, sur proposition du conseil, décide de ne pas distribuer de dividende au titre de l'exercice 2002. En application des dispositions de l'article 243 *bis* du Code général des impôts, l'assemblée générale prend acte qu'il a été procédé à la distribution d'un dividende de 50 097 702,40 € (0,40 € x 125 244 256 actions) au titre de l'exercice 2001, de 149 166 652,80 € (1,20 € x 124 305 544 actions) au titre de l'exercice 2000 et de 77 945 108 € (1 € x 77 945 108 actions) au titre de l'exercice 1999.

Cinquième résolution (Autorisation d'un programme de rachat d'actions). — L'assemblée générale ordinaire, connaissance prise du rapport du conseil d'administration et de la note d'information ayant reçu le visa de la Commission des opérations de bourse, autorise le conseil d'administration avec faculté de délégation, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce, et pour une période de dix-huit mois à compter de ce jour, à faire acheter par la société ses propres actions.

Cette autorisation est destinée, concernant ces actions, à permettre à la société de :

— les échanger, céder, transférer ou les remettre en paiement, notamment dans le cadre d'opérations de croissance externe ;
— les annuler, sous réserve de l'adoption de la douzième résolution à caractère extraordinaire figurant à l'ordre du jour de l'assemblée générale de ce jour ;
— optimiser la gestion financière et patrimoniale de la société ;
— procéder à des achats et ventes en bourse en fonction des situations de marché ;
— les attribuer aux salariés dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre d'un plan d'épargne d'entreprise ou par le biais du régime des options d'achat d'actions ;
— procéder à la régularisation des cours en intervenant systématiquement en contre-tendance sur le marché.

Les opérations ci-dessus décrites pourront être effectuées par tout moyen compatible avec la loi et la réglementation en vigueur, y compris par l'utilisation d'instruments financiers dérivés. La part maximale du capital acquise ou transférée sous forme de blocs de titres pourra atteindre la totalité du programme.

Ces opérations pourront intervenir à tout moment, sous réserve des périodes d'abstention prévues par le règlement 90-04 modifié de la Commission des opérations de bourse.

L'assemblée générale fixe le nombre maximum d'actions pouvant être acquises au titre de la présente résolution à 10 % du capital de la société arrêté au 31 décembre 2002, ce qui correspond à 12 547 910 actions, et décide que le montant total consacré à ces acquisitions ne pourra pas dépasser 1 254 791 000 €.

L'assemblée générale décide que le prix maximum d'achat ne pourra excéder 100 € par action et le prix minimum de vente ne pourra être inférieur à 20 € par action. En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, en cas de division ou de regroupement des actions, les prix unitaires ci-dessus visés seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

En vue d'assurer l'exécution de la présente délégation, tous pouvoirs sont donnés au conseil d'administration, avec faculté de délégation, à l'effet :

— de passer tous ordres de bourse, conclure tous accords en vue, notamment, de la tenue des registres d'achats et de ventes d'actions ;
— d'effectuer toutes déclarations et de remplir toutes autres formalités et, de manière générale, faire ce qui sera nécessaire.

Le conseil d'administration informera l'assemblée générale ordinaire annuelle des opérations réalisées en application de la présente résolution.

Les autorisations données au conseil d'administration dans la présente résolution se substituent à celles données dans la cinquième résolution à caractère ordinaire de l'assemblée générale mixte du 25 avril 2002.

Sixième résolution (Ratification de la nomination d'un administrateur). — L'assemblée générale ratifie la nomination faite à titre provisoire le 24 juillet 2002, par le conseil d'administration, de M. Jean-René Fourtou en qualité d'administrateur, et rappelle que ce mandat prendra fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2005.

Septième résolution (Ratification de la nomination d'un administrateur). — L'assemblée générale ratifie la nomination faite à titre provisoire le 24 juillet 2002, par le conseil d'administration, de M. Jean-Bernard Lafonta en qualité d'administrateur, et rappelle que ce mandat prendra fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2005.

Huitième résolution (Ratification de la nomination d'un administrateur). — L'assemblée générale ratifie la nomination faite à titre provisoire le 24 juillet 2002, par le conseil d'administration, de M. Philip Laskawy en qualité d'administrateur, et rappelle que ce mandat prendra fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2005.

Neuvième résolution (Ratification de la nomination d'un censeur). — L'assemblée générale ratifie la nomination faite à titre provisoire le 24 juillet 2002, par le conseil d'administration, de M. Pierre Hessler en qualité de censeur, et rappelle que ce mandat prendra fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2005.

Dixième résolution (Ratification de la nomination d'un censeur). — L'assemblée générale ratifie la nomination faite à titre provisoire le 24 juillet 2002, par le conseil d'administration, de M. Geoff Unwin en qualité de censeur, et rappelle que ce mandat prendra fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2005.

Onzième résolution (Commissaires aux comptes). — L'assemblée générale, connaissance prise du rapport du conseil d'administration :

1°) prend acte de la démission ce jour de M. Yves Nicolas, commissaire aux comptes suppléant ;

2°) nomme en remplacement la société PricewaterhouseCoopers Audit SA, société anonyme dont le siège social est sis 32, rue Guersant, 75017 Paris, immatriculée au Registre du commerce et des sociétés de Paris sous le nº 672 006 483, en qualité de commissaire aux comptes suppléant, et ce pour la durée restant à courir du mandat de son prédécesseur ; ce nouveau mandat prendra donc fin à l'issue de la réunion de l'assemblée générale ordinaire qui statuera sur les comptes de l'exercice 2007 ;

3°) prend acte du projet de fusion par absorption de la société Coopers & Lybrand Audit SARL, commissaire aux comptes titulaire, par la société PricewaterhouseCoopers Audit SA, à intervenir avant le 31 juillet 2003 ;

4°) décide, sous condition suspensive de la réalisation définitive de ladite fusion qui aura pour effet de faire accéder aux fonctions de commissaires aux comptes titulaire la société PricewaterhouseCoopers Audit SA - ce que l'assemblée générale accepte -, de nommer en qualité de commissaire aux comptes suppléant M. Philippe Gueguen domicilié 20, rue Garibaldi 69006 Lyon, suppléant de la société PricewaterhouseCoopers Audit SA pour la durée du mandat de cette dernière.

L'assemblée générale confère au président du conseil d'administration les pouvoirs les plus étendus pour prendre acte de la réalisation définitive de la fusion mentionnée au paragraphe 3 ci-dessus et faire procéder aux formalités consécutives.

II. — Résolutions à caractère extraordinaire.

Douzième résolution (Autorisation d'annulation d'actions rachetées). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, autorise le conseil d'administration, avec faculté de délégation, à :

— annuler - conformément aux dispositions de l'article L. 225-209 du Code de commerce - en une ou plusieurs fois, sur sa seule décision, tout ou partie des actions propres détenues par la société, dans la limite de 10 % du capital par période de vingt-quatre mois et à réduire corrélativement le capital social ;

— imputer la différence entre la valeur de rachat des actions annulées et leur valeur nominale sur les primes et réserves disponibles de son choix.

L'assemblée générale fixe à 5 ans à compter de ce jour, la durée de validité de la présente délégation.

Tous pouvoirs sont conférés au conseil d'administration, avec faculté de délégation, pour réaliser la ou les opérations autorisées en vertu de la présente résolution, modifier les statuts et accomplir les formalités requises.

L'autorisation donnée au conseil d'administration dans la présente résolution se substitue à celle donnée dans la dixième résolution à caractère extraordinaire de l'assemblée générale mixte du 25 avril 2002.

Treizième résolution (Réduction de capital pour annuler les actions restituées). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, prend acte qu'en exécution des accords conclus entre Cap Gemini et Ernst & Young lors de l'apport de l'activité conseil de ce groupe devenu définitif le 23 mai 2000, 43 187 actions Cap Gemini lui ont été restituées entre le 15 mars 2002 et le 26 février 2003 par des personnes devenues salariées du groupe Cap Gemini Ernst & Young et l'ayant quitté depuis. Parmi ces 43 187 actions, 1 827 ont été remises à titre d'échange lors de l'acquisition du solde du capital de la société Cap Gemini Ernst & Young Consulting India Pvt Ltd.

L'assemblée générale décide d'annuler les 41 360 actions restantes et de réduire en conséquence le capital social d'une somme égale au multiple de la valeur nominale de 8 € par action, par le nombre d'actions annulées, 41 360, soit une réduction nominale du capital de 41 360 x 8 = 330 880 €.

La différence entre la valeur d'entrée de ces actions dans le patrimoine de Cap Gemini, 1 524 087,14 €, et leur montant nominal, 330 880 €, soit 1 193 207,14 €, sera imputée sur la prime d'apport constituée lors de la réalisation définitive de l'apport précité.

Tous pouvoirs sont donnés au conseil d'administration, avec faculté de délégation, pour faire procéder aux opérations matérielles de réduction de capital à l'issue du délai visé à l'article 180 du décret nº 67-236 du 23 mars 1967.

Quatorzième résolution (Emission d'obligations convertibles en actions par appel public à l'épargne, avec droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission, à concurrence d'un montant nominal maximum de 3 milliards d'euros, d'obligations convertibles en actions de la société, à tout moment ou à dates fixes, dont la souscription sera réservée par préférence aux propriétaires des actions anciennes qui pourront souscrire les obligations convertibles à émettre tant à titre irréductible qu'à titre réductible.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale renonce expressément, au profit des porteurs des obligations convertibles qui seraient émises en vertu de la présente autorisation, au droit préférentiel des actionnaires à la souscription des actions à émettre sur conversion de ces obligations.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder à l'émission des emprunts qu'elle a autorisée et de fixer leurs conditions d'émission et, notamment :

— déterminer le montant et la durée des emprunts ;

— déterminer le prix d'émission des obligations, leur taux d'intérêt fixe ou variable, la date de versement, la date de jouissance, le prix et les modalités de remboursement du principal avec ou sans prime, les conditions d'amortissement en fonction des conditions du marché ;

— fixer la ou les dates auxquelles la conversion pourra être demandée ;

— déterminer les modalités d'ajustement des bases de conversion au cas où la société procéderait, tant qu'il existera des obligations en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des obligataires ;

— constater le nombre et le montant des actions émises par voie de conversion des obligations, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission et au service des obligations ainsi qu'à leur conversion.

La présente autorisation est donnée pour une durée de deux ans.

Quinzième résolution (Emission d'obligations convertibles en actions par appel public à l'épargne, sans droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, tant en France qu'à l'étranger, soit en euros, soit en monnaies étrangères, à l'émission, à concurrence d'un montant nominal maximum de 3 milliards d'euros ou de la contre-valeur de ce montant, d'obligations convertibles en actions de la Société, à tout moment ou à dates fixes.

L'assemblée générale décide que le prix d'émission des obligations et les bases de leur conversion en actions seront déterminés de façon telle que la somme perçue pour chaque action sera au moins égale à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la société, pendant dix jours consécutifs choisis parmi les vingt jours de bourse qui précéderont l'émission des obligations.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires :

— aux obligations convertibles émises en vertu de la présente autorisation ;

— et aux actions qui seront émises par conversion de ces obligations.

Si la ou les émissions autorisées sont réalisées sur le marché français, le conseil d'administration pourra conférer aux actionnaires, pendant une durée et selon les modalités qu'il fixera, un délai de priorité pour souscrire les obligations convertibles, sans donner lieu à la création de droits. Les obligations non souscrites par les actionnaires feront l'objet d'un placement public.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder à l'émission des emprunts qu'elle a autorisés et de fixer leurs conditions d'émission et, notamment :

— déterminer le montant, la monnaie d'émission et la durée des emprunts ;

— déterminer le prix d'émission des obligations, leur taux d'intérêt fixe ou variable, la date de versement, la date de jouissance, le prix et les modalités de remboursement du principal avec ou sans prime, les conditions d'amortissement en fonction des conditions du marché ;

— fixer la ou les dates auxquelles la conversion pourra être demandée ;

— déterminer les modalités d'ajustement des bases de conversion au cas où la société procéderait, tant qu'il existera des obligations en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des obligataires ;

— constater le nombre et le montant des actions émises par voie de conversion des obligations, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission et au service des obligations ainsi qu'à leur conversion.

La présente autorisation est donnée pour une durée de deux ans.

Seizième résolution (Emission d'obligations à bons de souscription d'actions par appel public à l'épargne, avec droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission, à concurrence d'un montant nominal maximum de 3 milliards d'euros, d'obligations à bons de souscription d'actions de la société dont la souscription sera réservée par préférence aux propriétaires des actions anciennes qui pourront souscrire les obligations à bons de souscription d'actions à émettre tant à titre irréductible qu'à titre réductible.

La valeur nominale totale des actions qui pourront être souscrites par les titulaires de bons ne pourra excéder 400 millions d'euros, compte non tenu des ajustements susceptibles d'être opérés.

La présente autorisation emporte de plein droit au profit des titulaires de bons, renonciation des actionnaires à leur droit préférentiel de souscription aux actions pouvant être souscrites sur présentation de ces bons.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder à la détermination des conditions d'émission et à l'émission des emprunts qu'elle a autorisés et, notamment :

— déterminer le montant et la durée des emprunts ;

— déterminer le prix d'émission des obligations, leur taux d'intérêt fixe ou variable, la date de versement, la date de jouissance, le prix et les modalités de remboursement du principal avec ou sans prime, les conditions d'amortissement en fonction des conditions du marché ;

— fixer le nombre de bons de souscription attachés à chaque obligation ;

— arrêter les conditions et modalités d'exercice des droits attachés aux bons de souscription et, éventuellement, de l'achat des bons par la société ;

— fixer les périodes au cours desquels les droits attachés aux bons pourront être exercés ;

— déterminer le prix d'émission des actions à souscrire par utilisation de ces bons, en fixer la jouissance ;

— déterminer les modalités d'ajustement des bases de souscription au cas où la société procéderait, tant qu'il existera des bons en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des titulaires de bons ;

— constater le nombre et le montant des actions émises par exercice des bons de souscription d'actions, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission et au service des obligations ainsi qu'à l'exercice des bons.

La présente autorisation est donnée pour une durée de deux ans.

Dix-septième résolution (Emission d'obligations à bons de souscription d'actions par appel public à l'épargne, sans droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, tant en France qu'à l'étranger, soit en euros, soit en monnaies étrangères, à l'émission, à concurrence d'un montant nominal maximum de 3 milliards d'euros ou de la contre-valeur de ce montant, d'obligations à bons de souscription d'actions de la société.

La valeur nominale totale des actions qui pourront être souscrites par les titulaires de bons ne pourra excéder 400 millions d'euros, compte non tenu des ajustements susceptibles d'être opérés.

La présente autorisation emporte de plein droit au profit des titulaires de bons, renonciation des actionnaires à leur droit préférentiel de souscription aux actions pouvant être souscrites sur présentation de ces bons.

L'assemblée générale décide que le prix d'émission des actions souscrites sur présentation des bons sera au moins égal à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la société, pendant dix jours consécutifs choisis parmi les vingt jours de bourse qui précéderont l'émission des obligations à bons de souscription d'actions.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires aux obligations à bons de souscription d'actions objet de la présente autorisation.

Si la ou les émissions autorisées sont réalisées sur le marché français, le conseil d'administration pourra conférer aux actionnaires, pendant une durée et selon les modalités qu'il fixera, un délai de priorité pour souscrire les obligations à bons de souscription, sans donner lieu à la création de droits. Les obligations non souscrites par les actionnaires feront l'objet d'un placement public.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder à l'émission des emprunts qu'elle a autorisés et de fixer leurs conditions d'émission et, notamment :

— déterminer le montant, la monnaie d'émission et la durée des emprunts ;

— déterminer le prix d'émission des obligations, leur taux d'intérêt fixe ou variable, la date de versement, la date de jouissance, le prix et les modalités de remboursement du principal avec ou sans prime, les conditions d'amortissement en fonction des conditions du marché ;

— fixer le nombre de bons de souscription attachés à chaque obligation ;

— arrêter les conditions et modalités d'exercice des droits attachés aux bons de souscription et, éventuellement, de l'achat des bons par la société ;

— fixer les périodes au cours desquelles les droits attachés aux bons pourront être exercés ;

— déterminer le prix d'émission des actions à souscrire par utilisation de ces bons, en fixer la jouissance ;

— déterminer les modalités d'ajustement des bases de souscription au cas où la société procéderait, tant qu'il existera des bons en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des titulaires de bons ;

— constater le nombre et le montant des actions émises par exercice des bons de souscription d'actions, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission et au service des obligations ainsi qu'à l'exercice des bons.

La présente autorisation est donnée pour une durée de deux ans.

Dix-huitième résolution (Emission de bons de souscription d'actions par appel public à l'épargne, avec droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission de bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la société et, pour permettre l'exercice de ces bons, à augmenter le capital social d'un montant nominal maximum de 400 millions d'euros, auquel s'ajoutera, éventuellement, le montant nominal des titres à émettre pour réserver les droits des porteurs de ces bons.

La souscription à ces bons sera réservée par préférence aux propriétaires des actions anciennes qui pourront souscrire les bons à émettre tant à titre irréductible qu'à titre réductible.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale renonce expressément, au profit des porteurs de bons qui seraient émis en vertu de la présente autorisation, au droit préférentiel des actionnaires à la souscription des titres à émettre.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder aux émissions qu'elle a autorisées et d'en fixer leurs conditions, notamment :

— fixer la ou les dates et les conditions d'émission des bons ainsi que le nombre de bons de chaque émission ;

— déterminer le nombre de bons nécessaires pour souscrire une action ;

— fixer les périodes au cours desquelles les droits attachés aux bons pourront être exercés ;

— déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant des périodes déterminées ;

— déterminer le prix d'émission des actions à souscrire par utilisation de ces bons, en fixer la jouissance ;

— déterminer les modalités d'ajustement des bases de souscription au cas où la société procéderait, tant qu'il existera des bons en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des titulaires de bons ;

— constater le nombre et le montant des actions émises par exercice des bons de souscription d'actions, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission des bons ainsi qu'à leur exercice.

La présente autorisation est donnée pour une durée d'un an, les actions auxquelles les bons donneront droit devant être émises dans le délai de cinq ans à compter de l'émission de ces bons.

Dix-neuvième résolution (Emission de bons de souscription d'actions par appel public à l'épargne, sans droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, tant en France qu'à l'étranger, soit en euros, soit en monnaies étrangères, à l'émission de bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la société et, pour permettre l'exercice de ces bons, à augmenter le capital social d'un montant nominal maximum de 400 millions d'euros, auquel s'ajoutera, éventuellement, le montant nominal des titres à émettre pour réserver les droits des porteurs de ces bons.

L'assemblée générale décide que le prix d'émission des actions souscrites sur présentation des bons sera au moins égal à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la société, pendant dix jours consécutifs choisis parmi les vingt jours de bourse qui précéderont l'émission des bons.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires :

— aux bons de souscription qui seraient émis en vertu de la présente autorisation ;

— aux actions pouvant être souscrites sur présentation de ces bons.

Si la ou les émissions autorisées sont réalisées sur le marché français, le conseil d'administration pourra conférer aux actionnaires, pendant la durée et selon les modalités qu'il fixera, un délai de priorité pour souscrire les bons de souscription, sans donner lieu à la création de droits. Les bons non souscrits par les actionnaires feront l'objet d'un placement public.

L'assemblée générale confère au conseil d'administration les pouvoirs les plus larges à l'effet de procéder aux émissions qu'elle a autorisées et d'en fixer leurs conditions, notamment :

— fixer la ou les dates et les conditions d'émission des bons ainsi que le nombre de bons de chaque émission ;

— déterminer le nombre de bons nécessaires pour souscrire une action ;

— fixer les périodes au cours desquelles les droits attachés aux bons pourront être exercés ;

— déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant des périodes déterminées ;

— déterminer le prix d'émission des actions à souscrire par utilisation de ces bons, en fixer la jouissance ;

— déterminer les modalités d'ajustement des bases de souscription au cas où la société procéderait, tant qu'il existera des bons en circulation, à des opérations qui, conformément à la loi, ne peuvent être effectuées qu'en réservant les droits des titulaires de bons ;

— constater le nombre et le montant des actions émises par exercice des bons de souscription d'actions, procéder aux formalités consécutives aux augmentations de capital correspondantes et apporter aux statuts les modifications nécessaires, conformément à la loi ;

— imputer les frais d'augmentation de capital sur le montant des primes afférentes à ces augmentations ;

— d'une manière générale, passer toutes conventions, prendre toutes mesures et effectuer toutes formalités utiles à l'émission des bons ainsi qu'à leur exercice.

La présente autorisation est donnée pour une durée d'un an, les actions auxquelles les bons donneront droit devant être émises dans le délai de cinq ans à compter de l'émission de ces bons.

Vingtième résolution (Emission de valeurs mobilières composées par appel public à l'épargne, avec droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, à l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution, à tout moment ou à date fixe, d'actions émises ou à émettre à cet effet.

La souscription à ces valeurs mobilières sera réservée par préférence aux propriétaires des actions anciennes qui pourront souscrire les valeurs mobilières à émettre tant à titre irréductible qu'à titre réductible.

Ces valeurs mobilières pourront prendre notamment la forme :

(i) de titres pouvant représenter une quote-part du capital de la société assortis de bons donnant le droit de souscrire des actions de la société ; dans ce cas, le montant nominal total des titres auxquels seront attachés les bons de souscription ne devra pas excéder 400 millions d'euros ;

(ii) de valeurs mobilières autres que des obligations convertibles, des obligations à bons de souscription d'actions ou des titres visés au (i) ci-dessus ; dans ce cas, le montant nominal total de ces valeurs mobilières ne devra pas excéder 3 milliards d'euros.

Le montant nominal total des actions émises sur exercice des bons visés en (i) ci-dessus ou par conversion, échange, remboursement des valeurs mobilières visées en (ii) ci-dessus, présentation d'un bon attaché à celles-ci ou de toute manière ne pourra, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés, excéder 400 millions d'euros.

La présente autorisation emporte de plein droit, au profit des porteurs des valeurs mobilières susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles elles donneront droit.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale donne tous pouvoirs au conseil d'administration pour fixer les dates et les montants des émissions, en déterminer les modalités ainsi que la forme des valeurs mobilières à créer, procéder à tous ajustements requis en conformité avec les dispositions légales et, généralement, prendre toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées, le tout dans le cadre des règlements et lois en vigueur.

En cas d'émission de valeurs mobilières donnant droit à l'attribution de titres de capital sur présentation d'un bon, le conseil d'administration aura tous pouvoirs pour déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant les périodes déterminées.

L'assemblée générale confère également au conseil d'administration tous pouvoirs pour apporter aux statuts les modifications rendues nécessaires par l'utilisation des pouvoirs ci-dessus.

Les émissions décidées en vertu de la présente autorisation devront être réalisées par le conseil d'administration dans le délai maximum autorisé par la loi.

Vingt et unième résolution (Emission de valeurs mobilières composées par appel public à l'épargne, sans droit préférentiel de souscription). — L'assemblée générale, connaissance prise du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes établis conformément à la loi, délègue au conseil d'administration les pouvoirs nécessaires à l'effet de procéder, en une ou plusieurs fois, tant en France qu'à l'étranger, soit en euros, soit en monnaies étrangères, à l'émission de valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution, à tout moment ou à date fixe, d'actions émises ou à émettre à cet effet.

Ces valeurs mobilières pourront prendre notamment la forme :

(i) de titres pouvant représenter une quote-part du capital de la société assortis de bons donnant le droit de souscrire des actions de la société ; dans ce cas, le montant nominal total des titres auxquels seront attachés les bons de souscription ne devra pas excéder 400 millions d'euros ;

(ii) de valeurs mobilières autres que des obligations convertibles, des obligations à bons de souscription d'actions ou des titres visés au (i) ci-dessus ; dans ce cas, le montant nominal total de ces valeurs mobilières ne devra pas excéder 3 milliards d'euros.

Le montant nominal total des actions émises sur exercice des bons visés en (i) ci-dessus ou par conversion, échange, remboursement des valeurs mobilières visées en (ii) ci-dessus, présentation d'un bon attaché à celles-ci ou de toute autre manière ne pourra, en tout état de cause et compte non tenu des ajustements susceptibles d'être opérés, excéder 400 millions d'euros.

La présente autorisation emporte de plein droit, au profit des porteurs des valeurs mobilières susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles elles donneront droit.

La somme perçue ou susceptible d'être ultérieurement perçue par la société pour chacune des actions qui sera émise ou créée par souscription, conversion, échange, exercice de bons ou de toute autre manière, devra être au moins égale à la moyenne des premiers cours constatés à la Bourse de Paris pour les actions de la société, pendant dix jours consécutifs choisis parmi les vingt jours de bourse qui précéderont l'émission des valeurs mobilières qui y donnent droit.

En cas d'utilisation totale ou partielle de la présente autorisation, le conseil d'administration devra préciser les modalités de fixation du prix de souscription de ces titres.

L'assemblée générale décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières objet de la présente autorisation.

Si la ou les émissions autorisées sont réalisées sur le marché français, le conseil d'administration pourra conférer aux actionnaires, pendant une durée et selon les modalités qu'il fixera, un délai de priorité pour souscrire les valeurs mobilières, sans donner lieu à la création de droits. Les valeurs mobilières non souscrites par les actionnaires feront l'objet d'un placement public.

L'assemblée générale donne tous pouvoirs au conseil d'administration pour fixer les dates et les montants des émissions, en déterminer les modalités ainsi que la forme des valeurs mobilières à créer, procéder à tous ajustements requis en conformité avec les dispositions légales et, généralement, prendre toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées, le tout dans le cadre des règlements et lois en vigueur.

En cas d'émission de valeurs mobilières donnant droit à l'attribution de titres de capital sur présentation d'un bon, le conseil d'administration aura tous pouvoirs pour déterminer les modalités selon lesquelles la société aura la faculté d'acheter les bons de souscription, à tout moment ou pendant les périodes déterminées.

L'assemblée générale confère également au conseil d'administration tous pouvoirs pour apporter aux statuts les modifications rendues nécessaires par l'utilisation des pouvoirs ci-dessus.

Les émissions décidées en vertu de la présente autorisation devront être réalisées par le conseil d'administration dans le délai maximum autorisé par la loi.

Vingt-deuxième résolution (Plafond général des autorisations financières). — L'assemblée générale décide que le montant global des augmentations du capital social qui pourront être réalisées en vertu des délégations de pouvoirs conférées par les quatorzième, quinzième, seizième, dix-septième, dix-huitième, dix-neuvième, vingtième et vingt et unième résolutions précédentes, viendra s'imputer sur l'autorisation plus générale conférée au conseil d'administration en vertu de la huitième résolution à caractère extraordinaire adoptée par l'assemblée générale mixte du 16 mai 2001 qui autorise le conseil d'administration à porter le capital social jusqu'à un montant nominal maximum de 1,5 milliard d'euros.

Les autorisations données au conseil d'administration dans les quatorzième, quinzième, seizième, dix-septième, dix-huitième, dix-neuvième, vingtième et vingt et unième résolutions qui précèdent se substituent à celles données dans les dixième, onzième, douzième et treizième résolutions à caractère extraordinaire de l'assemblée générale mixte du 16 mai 2001 et dans les quinzième, seizième, dix-septième et dix-huitième résolutions à caractère extraordinaire de l'assemblée générale mixte du 25 avril 2002.

Vingt-troisième résolution (Pouvoirs pour formalités). — L'assemblée générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour effectuer tous dépôts, publications, déclarations et formalités où besoin sera.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de cette assemblée, présentées par les actionnaires remplissant les conditions légales, doivent être envoyées au siège social de la société par lettre recommandée avec demande d'avis de réception, dans le délai de dix jours à compter de la publication du présent avis.

Les actionnaires qui désireraient assister à cette assemblée, voudront bien en faire la demande par écrit, avant le 30 avril 2003, à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'assemblée au siège social de la société ou à Euro Emetteurs Finance, assemblées générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 h (heure de Paris) la veille de l'assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements co-domiciles :

— Crédit lyonnais ;
— Lazard Frères Banque ;
— BNP Paribas ;
— CDC Ixis ;
— Crédit Agricole Investor Services Corporate Trust ;
— Natexis Banques populaires ;
— Société générale.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentés par des actionnaires.

Le conseil d'administration.

38892

CEGEDIM

Société anonyme au capital de 8 891 004,61 €.
Siège social : 110 à 116, rue d'Aguesseau, 92100 Boulogne.
350 422 622 R.C.S. Nanterre.

Avis de réunion valant avis de convocation

Mmes et MM. les actionnaires sont convoqués en assemblée générale ordinaire annuelle le 23 avril 2003 à 10 heures, au 17, rue de l'Ancienne Mairie, 92100 Boulogne, salle de l'Auditorium, à l'effet de délibérer sur l'ordre du jour suivant.

— Rapport de gestion du conseil d'administration ;
— Rapport du commissaire aux comptes sur les comptes de l'exercice clos le 31 décembre 2002 ;
— Rapport de gestion du groupe ;
— Rapport des commissaires aux comptes sur les comptes consolidés ;
— Approbation des comptes consolidés de l'exercice clos le 31 décembre 2002 ;
— Rapport spécial du commissaire aux comptes sur les conventions visées aux articles L. 225-38 et suivants du Code de commerce ; approbation de ces conventions ;
— Approbation des comptes annuels de l'exercice clos le 31 décembre 2002 et quitus aux administrateurs ;
— Affectation du résultat ;
— Constitution d'une réserve pour actions propres ;
— Fixation des jetons de présence ;
— Ratification du transfert du siège social ;
— Autorisation à la société de racheter ses propres actions ;
— Pouvoirs en vue des formalités.

Projet de texte des résolutions proposées à l'assemblée générale ordinaire annuelle du 23 avril 2003

Première résolution. — L'assemblée générale, après avoir entendu la lecture du rapport de gestion du conseil d'administration et du rapport général du commissaire aux comptes, approuve les comptes annuels de l'exercice clos le 31 décembre 2002 tels qu'ils ont été présentés, ainsi que les opérations transcrites dans ces comptes ou résumées dans ces rapports.

En conséquence, l'assemblée générale donne aux administrateurs quitus entier et sans réserve de l'exécution de leur mandat pour ledit exercice.

L'assemblée générale approuve également les dépenses non déductibles de l'impôt sur les sociétés, visées à l'article 39-4 du Code général des impôts qui s'élèvent à 81 059 € ainsi que l'impôt correspondant ressortant à 28 719 €.

Deuxième résolution. — L'assemblée générale décide d'affecter le bénéfice de l'exercice s'élevant à 10 206 692 € de la manière suivante :

— la somme de 5 038 982,46 € à titre de dividende ;
— le solde, soit la somme de 5 167 709,54 € au compte autres réserves.

Chaque actionnaire recevra ainsi un dividende unitaire de 0,54 €, assorti d'un avoir fiscal de 0,27 € pour un revenu à déclarer de 0,81 €.

Le dividende en numéraire sera mis en paiement à compter du 15 mai 2003.

L'assemblée générale décide qu'au cas où la société détiendrait certaines de ses propres actions lors de la mise en paiement, le montant correspondant au dividende non versé en raison de ces actions, serait imputé au compte report à nouveau.

L'assemblée générale prend acte de ce que les sommes distribuées à titre de dividendes, pour les trois précédents exercices, ont été les suivantes :

Exercice	Nbre d'actions	Dividende		Avoir fiscal
		Par action	Global	
1999	8 398 304	2,50 F	20 995 760 F	10 497 880 F
2000	(*) 9 331 449	0,457 € (3,00 F)	3 840 939,60 € (25 194 912 F)	1 920 469,80 € (12 597 456 F)
2001	9 331 449	0,54 €	5 038 982,46 €	2 519 491,23 €

(*) Création en décembre 2000 de 933 145 actions en rémunération de l'apport du groupe Alliance unichem. Ces actions portant jouissance au 1er janvier 2001, le dividende a été versé sur la base des 8 398 304 actions anciennes.

Troisième résolution. — L'assemblée générale, après avoir entendu la lecture des rapports du commissaire aux comptes, sur les comptes consolidés au 31 décembre 2002, approuve lesdits comptes ainsi que les opérations transcrites dans ceux-ci ou résumées dans le rapport sur la gestion du groupe.

Quatrième résolution. — L'assemblée générale, après avoir entendu la lecture du rapport spécial du commissaire aux comptes, sur les conventions relevant des articles L. 225-38 et suivants du Code de commerce, approuve les conclusions dudit rapport et les conventions qui y sont mentionnées.

Cinquième résolution. — L'assemblée générale décide d'imputer à un compte indisponible de « Réserves pour actions propres » une somme de 3 435 368,70 € prélevée sur le compte « Autres réserves », correspondant au montant global, au 31 décembre 2002, des achats de ses actions par la société pendant l'exercice 2002.

Sixième résolution. — L'assemblée générale fixe le montant des jetons de présence à répartir entre les administrateurs pour l'exercice en cours à 31 000 €.

Septième résolution. — L'assemblée générale ratifie la décision prise par le conseil d'administration, lors de sa séance du 13 août 2002, de transférer le siège social de Boulogne (92100), 110 à 116, rue d'Aguesseau, à Boulogne (92100), 127 à 137, rue d'Aguesseau.

En conséquence, elle approuve également la modification statutaire réalisée par ledit conseil en vue de procéder aux formalités légales.

Huitième résolution. — L'assemblée générale, connaissance prise du rapport du conseil d'administration, autorise le conseil d'administration, conformément aux dispositions de l'article L. 225-209 du Code de commerce, à acheter des actions de la société.

Les achats ou ventes d'actions pourront être réalisés à tout moment, conformément à la réglementation en vigueur, et par tous moyens, y compris par l'utilisation d'instruments financiers dérivés.

Le prix unitaire maximum d'achat est fixé à 90 € et le prix unitaire minimum de vente à 60 €.

En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, ainsi qu'en cas de division ou de regroupement des titres, les prix indiqués ci-dessus seront ajustés par un coefficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

L'assemblée générale décide que le nombre maximum d'actions pouvant être achetées au titre de la présente résolution, ne pourra excéder à tout moment 10 % du capital social, ce qui, à ce jour, correspond à 933 144 actions.

Le montant total que la société est susceptible de consacrer à ces acquisitions ne dépassera pas 83 982 960 €.

Cette autorisation est destinée à permettre la réalisation des opérations suivantes :

— Optimiser la gestion patrimoniale et financière de la société ;
— Régulariser le cours de bourse de l'action de la société en intervenant en contre-tendance ;
— Procéder à des achats et des ventes en fonctions des situations du marché ;
— Consentir des options d'achat d'actions aux salariés de la société et/ou de son groupe ;
— Attribuer les actions aux salariés de la société au titre de leur participation aux fruits de l'expansion de l'entreprise, dans le cadre d'un plan

d'épargne d'entreprise ou dans le cadre de toute autre formule d'épargne salariale ;

— Remettre les titres en paiement ou en échange, notamment dans le cadre d'opérations de croissance externe ;

— Remettre les actions à l'occasion de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière à l'attribution d'actions existantes de la société.

Les actions ainsi acquises pourront être conservées, cédées ou transférées par tous moyens.

Cette autorisation annule et remplace l'autorisation donnée par l'assemblée générale mixte, ordinaire et extraordinaire du 23 avril 2002 et expirera à l'issue d'une période de 18 mois qui se terminera le 22 septembre 2004.

Tous pouvoirs sont conférés au conseil d'administration, avec faculté de délégation, en vue d'assurer l'exécution de la présente autorisation.

Neuvième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal de la présente assemblée pour accomplir toutes formalités qui seront nécessaires.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée, présentées par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967, doivent être adressées au siège social de la société, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.

L'assemblée générale se compose de tous les actionnaires quel que soit le nombre de leurs actions.

Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits sur les registres de la société cinq jours au moins avant la date de la réunion de l'assemblée.

Les propriétaires d'actions au porteur doivent, cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés par les intermédiaires au service des titres de la Banque CIC - c/o Cicotitres, 4, rue des Chauffours, 95014 Cergy Pontoise Cedex.

Les votes par correspondance ne seront pris en compte que pour les formulaires dûment remplis, parvenus à la banque sus-désignée trois jours au moins avant la réunion de l'assemblée générale.

Le présent avis de réunion vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentées par des actionnaires.

Le conseil d'administration.

38973

CENTRALE ACTIONS AVENIR

Société d'investissement à capital variable.
Siège social : 44, rue Washington, 75008 Paris.
414 699 090 R.C.S. Paris.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

Les actionnaires de la Sicav Centrale Actions Avenir sont convoqués à l'assemblée générale ordinaire le 23 avril 2003 à 15 heures au siège social, 44, rue Washington, Paris (8e), en vue de délibérer sur l'ordre du jour suivant :

— Rapport de gestion du conseil d'administration et rapport général du commissaire aux comptes sur l'activité de la Sicav ; approbation des comptes de l'exercice clos le 31 décembre 2002 ;

— Affectation du résultat de l'exercice clos le 31 décembre 2002 ;

— Rapport spécial du commissaire aux comptes ;

— Ratification de la nomination d'un administrateur ;

— Renouvellement des mandats des administrateurs ;

— Jetons de présence ;

— Pouvoirs pour les formalités.

PROJETS DE RÉSOLUTIONS

Première résolution. — L'assemblée générale, après avoir entendu lecture du rapport de gestion du conseil d'administration et du rapport du commissaire aux comptes, approuve les comptes de l'exercice clos le 31 décembre 2002 tels qu'ils lui sont présentés.

Elle donne quitus aux administrateurs de leur gestion pour l'exercice clôturé le 31 décembre 2002.

Deuxième résolution. — L'assemblée générale constate que le résultat de l'exercice est de 379 458,92 € et décide de capitaliser l'intégralité de ce résultat.

Conformément aux dispositions de l'article 243 *bis* du Code général des impôts, l'assemblée générale prend acte qu'il n'a pas été distribué de dividende au titre des trois exercices précédents.

Troisième résolution. — L'assemblée générale, après avoir entendu lecture du rapport spécial du commissaire aux comptes sur les opérations visées aux articles L. 225-38 et suivants du Code de commerce, approuve les conclusions de ce rapport.

Quatrième résolution. — L'assemblée générale ratifie la nomination de Mme Claire Philipon cooptée par le conseil d'administration en qualité d'administrateur en remplacement de M. François-Marie Wojcik pour la durée restant à courir du mandat de son prédécesseur, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2002.

Cinquième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de M. Alain Tanneur pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Sixième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de Mme Claire Philipon pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Septième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de la Caisse centrale de réescompte pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Huitième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de CI PA FI pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Neuvième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de CCR Gestion pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Dixième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de M. Jean-François Cleren pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Onzième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de M. Philippe Denis pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Douzième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de la Mutuelle du ministère de la Justice pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Treizième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de M. Marc Renaud pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Quatorzième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de M. Jean-Marc Rogez pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Quinzième résolution. — L'assemblée générale renouvelle le mandat d'administrateur de Mme Valérie Weber pour la durée d'une année, c'est-à-dire jusqu'à l'issue de l'assemblée générale qui statuera sur les comptes de l'exercice 2003.

Seizième résolution. — L'assemblée générale fixe à 4 000 € le montant global des jetons de présence alloués au conseil d'administration au titre de l'exercice clos le 31 décembre 2002.

Dix-septième résolution. — L'assemblée générale donne tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de l'assemblée à l'effet d'effectuer toutes formalités de publicité ou autres qui seront nécessaires.

Le bilan, le compte de résultats, l'annexe et la composition des actifs ont été déposés au greffe du Tribunal de commerce de Paris. Ces documents sont tenus à la disposition des actionnaires au siège social et seront adressés gratuitement à tous ceux qui en feront la demande.

Tout actionnaire peut participer à cette assemblée. Toutefois, seront seuls admis à assister à l'assemblée, à s'y faire représenter ou à voter par correspondance, les actionnaires qui auront préalablement justifié de cette qualité :

— En ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte nominatif pur ou administré cinq jours au moins avant la date de l'assemblée ;

— En ce qui concerne leurs actions au porteur, par la remise dans le même délai, d'un certificat établi par l'intermédiaire financier habilité constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Les actionnaires ne pouvant assister personnellement à cette assemblée peuvent se procurer un formulaire unique de vote par correspondance ou par procuration. Leur demande doit être effectuée par lettre recommandée avec avis de réception adressée à Centrale Actions Avenir, c/o CCR Actions, 44, rue Washington, 75008 Paris (à l'attention du secrétariat général), et parvenir à l'adresse indiquée ci-dessus six jours au moins avant la date prévue de l'assemblée.

Les indications de vote ne seront prises en considération que si le document unique dûment rempli, signé et accompagné de l'attestation de blocage délivrée par l'établissement teneur du compte, parvient à l'adresse indiquée ci-dessus au moins trois jours avant la réunion de l'assemblée.

FILE NO. 82-5065

(11)

Exhibit 11

BALO Notice of April 11, 2003, regarding the same as above

172789 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.832.840 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

AVIS DE CONVOCATION

Mesdames et Messieurs les actionnaires de CAP GEMINI sont convoqués en Assemblée Générale Mixte pour le mercredi 7 mai 2003 à 10 h, au Pavillon l'Armenonville, Allée de Longchamp, allée Bois-de-Boulogne, Paris (16e), à effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR

Assemblée à caractère ordinaire :

— Rapport de gestion du Conseil d'Administration, présentation des comptes annuels et des comptes consolidés de exercice clos le 31 décembre 2002 ;

— Présentation du rapport général et du rapport spécial de MM. les Commissaires aux Comptes sur l'exécution de leur mission et les conventions visées à article L. 225-38 du Code de Commerce ;

— Examen et approbation des comptes annuels de l'exercice 2002 ;

— Affectation du résultat de l'exercice ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet de faire racheter par la Société ses propres actions ;

— Ratification de la nomination de trois administrateurs ;

— Ratification de la nomination de deux censeurs ;

— Nomination d'un nouveau Commissaire aux Comptes suppléant ;

Assemblée à caractère extraordinaire

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'annuler les actions rachetées par la Société ;

— Annulation d'actions par réduction de capital ; pouvoirs au Conseil d'Administration pour la réalisation matérielle de cette opération ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des obligations convertibles en actions de la Société, dans la limite d'un montant nominal maximum de milliards d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des obligations convertibles à émettre ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des obligations à bons de souscription d'actions de la Société, dans la limite d'un montant nominal maximum de 3 milliards d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des obligations à bons de souscription d'actions à émettre ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des bons conférant à leurs titulaires le droit de souscrire des titres représentant une quote-part du capital de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des bons à émettre ;

— Autorisation et pouvoirs à donner au Conseil d'Administration à l'effet d'émettre des valeurs mobilières donnant droit par conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société, dans la limite d'un montant nominal maximum d'augmentation de capital de 400 millions d'euros ; avec ou sans droit préférentiel des actionnaires à la souscription des valeurs mobilières à émettre ;

— Plafond général des autorisations financières.

Les actionnaires qui désireraient assister à cette Assemblée, voudront bien en faire la demande par écrit, avant le 30 avril 2003, à l'un des établissements désignés ci-dessous. Une lettre d'admission leur sera adressée directement à la suite de cette demande.

Pour assister, se faire représenter ou voter par correspondance à cette Assemblée, les actionnaires propriétaires d'actions nominatives devront avoir leurs titres inscrits en compte cinq jours au moins avant la date de cette Assemblée.

Les propriétaires d'actions au porteur devront avoir déposé au plus tard cinq jours avant la date de cette Assemblée, le certificat d'immobilisation établi par l'intermédiaire bancaire ou financier qui gère leur compte titres, constatant l'indisponibilité de leurs actions jusqu'à la date de l'Assemblée, aux guichets des établissements co-domiciles mentionnés ci-après.

Tout actionnaire peut voter par correspondance.

Une formule unique de vote par correspondance ou par procuration et ses annexes seront adressées à tous les actionnaires inscrits au nominatif.

Les titulaires d'actions au porteur désirant voter par correspondance ou donner procuration peuvent se procurer auprès du siège social de la Société ou des établissements co-domiciles ci-après mentionnés ledit formulaire et ses annexes ; la demande doit être formulée par écrit et parvenir six jours au moins avant la date de l'Assemblée.

Les votes par correspondance ou par procuration ne seront pris en compte qu'à condition de parvenir trois jours au moins avant la date de l'Assemblée au siège social de la Société ou à Euro Emetteurs Finance, Assemblées Générales, 48, boulevard des Batignolles, 75850 Paris Cedex 17, cinq jours au moins avant ladite date aux autres établissements.

Les propriétaires d'actions au porteur devront joindre au formulaire l'attestation d'immobilisation de leurs actions.

Tout actionnaire ayant transmis sa formule de procuration ou son formulaire de vote par correspondance, ou ayant demandé une carte d'admission, pourra néanmoins céder ensuite tout ou partie de ses actions. Dans un tel cas, une révocation de l'indisponibilité des actions au porteur concernées, ou une révocation de l'inscription nominative desdites actions, devra être notifiée au teneur de compte habilité. Cette révocation doit être notifiée à ou avant 15 h (heure de Paris) la veille de l'Assemblée et être accompagnée des informations permettant, selon le cas, d'annuler la participation à l'Assemblée de l'actionnaire concerné, ou de modifier le nombre d'actions et de voix correspondant à sa participation.

Liste des établissements co-domiciles :

— Crédit Lyonnais,

— Lazard Frères Banque,

— BNP Paribas,

— CDC IXIS,

— Crédit Agricole Investor Services Corporate Trust,

— Natexis Banques Populaires,

— Société Générale.

L'avis de réunion valant avis de convocation a été publié au **Bulletin des Annonces Légales Obligatoires** du 21 mars 2003, pages 2845 à 2849.

Le Conseil d'Administration.

110462 - Petites-Affiches

SOCIETE DE LA TOUR EIFFEL

Société anonyme
au capital de 367.200 €
Siège social :
112, avenue Kléber
75116 PARIS
572 182 269 R.C.S. Paris

AVIS DE CONVOCATION

MM. les actionnaires de la Société de la Tour Eiffel sont convoqués pour le mardi 29 avril 2003, au Centre de Congrès Chaillot-Galliéra, 28, avenue George-V, 75008 PARIS à 15 Heures, en Assemblée Générale Mixte, à l'effet de délibérer sur l'ordre du jour suivant :

— Rapports du Conseil d'Administration et des Commissaires aux comptes.

— Approbation des comptes de l'exercice 2002.

— Affectation des résultats.

— Approbation du rapport spécial des Commissaires aux comptes sur les conventions visées par l'article L. 225-38 du Code de Commerce.

— Ratification de la cooptation d'un administrateur.

— Remplacement d'un commissaire aux comptes suppléant démissionnaire.

— Modifications à apporter aux articles 17 et 18 des statuts relatifs à la nomination et aux pouvoirs de Directeur Général et de Directeur Général Délégué.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à l'Assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire. Toutefois, seront seuls admis à y assister, à s'y faire représenter ou à voter par correspondance, les actionnaires qui auront au préalable justifié de cette qualité :

1) en ce qui concerne leurs actions nominatives, par leur inscription en compte nominatif pur ou nominatif administré cinq jours au moins avant la date de l'Assemblée,

2) en ce qui concerne leurs actions au porteur, par la remise dans le même délai d'un certificat établi par l'intermédiaire habilité, constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'Assemblée, au CCF ou dans ses succursales et agences de Paris et de province.

A défaut d'assister personnellement à l'Assemblée, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— donner procuration à un autre actionnaire ou à son conjoint,

— adresser une procuration à la Société sans indication de mandataire,

— voter par correspondance.

Les actionnaires désirant assister à cette Assemblée recevront sur leur demande, une carte d'admission ; un formulaire de vote par correspondance ou par procuration est à la disposition de tout actionnaire qui en fera la demande par lettre recommandée avec accusé de réception reçue au 15, rue Vernet, 75419 PARIS CEDEX 08, ou par son mandataire le CCF, avenue Robert-Schuman, B.P. 2704, 51051 REIMS CEDEX au plus tard six jours avant la date de la réunion.

Conformément à la loi, tous les documents qui doivent être communiqués aux Assemblées Générales seront tenus dans les délais légaux, à la disposition des actionnaires, au 15, rue Vernet, 75008 PARIS.

Les formulaires de vote par correspondance, dûment remplis, devront parvenir à l'adresse suivante : 15, rue Vernet, 75008 PARIS où son mandataire le CCF, avenue Robert-Schuman, B.P. 2704, 51051 REIMS CEDEX , trois jours au moins avant la date de l'Assemblée.

LE CONSEIL D'ADMINISTRATION.

110493 - Petites-Affiches

ASSYSTEM

Société anonyme
au capital de 7.851.000 €
Siège social :
70, boulevard de Courcelles
75017 PARIS
323 158 709 R.C.S. Paris

AVIS DE CONVOCATION

MM. les actionnaires sont convoqués en assemblée générale ordinaire pour le mercredi 30 avril 2003, à 10 H, à l'Hôtel Napoléon - Salon de l'Etoile - 38, avenue de Friedland - 75008 PARIS, à l'effet de délibérer sur l'ordre du jour suivant :

ORDRE DU JOUR ORDINAIRE

Lecture des rapports du Conseil d'administration sur la gestion de la société et sur la gestion du Groupe consolidé pour l'exercice clos le 31 Décembre 2002.

Présentation des comptes consolidés et des comptes sociaux de l'exercice clos le 31 décembre 2002.

Lecture des rapports des commissaires aux comptes sur l'exécution de leur mission, rapport général, rapport sur les comptes consolidés et sur les conventions visées aux articles L. 225-38 et suivants du Code de Commerce.

Approbation desdits rapports, conventions et comptes sociaux.

Approbation des comptes consolidés.

Affectation du résultat de l'exercice.

Autorisation donnée à la société de racheter ses propres titres.

Jetons de présence.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou tout autre actionnaire.

Toutefois, seront seuls admis à cette assemblée ou s'y faire représenter les actionnaires qui auront au préalable justifié de cette qualité :

1°) en ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte nominatif pur ou administré cinq jours au moins avant la date d'assemblée.

2°) en ce qui concerne les actions au porteur inscrites en compte, en faisant parvenir dans le même délai au siège social une attestation d'immobilisation de ces actions chez un intermédiaire habilité.

Tout actionnaire peut demander à la Société par lettre recommandée avec demande d'avis de réception que lui soit adressé un formulaire unique de pouvoir et de vote par correspondance.

Les votes par correspondance ne seront pris en compte que s'ils parviennent à la société trois jours avant l'assemblée.

Les documents qui doivent être communiqués à l'assemblée générale seront tenus à disposition des actionnaires sous les conditions légales. Ils seront adressés aux actionnaires qui en feront la demande.

Le Conseil d'Administration.

153222 - La Loi

DWS HAUSSMANN EUROCASH

Société d'investissement
à capital variable
Siège social :
23, rue Balzac
75008 PARIS
422 705 632 R.C.S. Paris

2e AVIS DE CONVOCATION

MM. les Actionnaires, avisés par avis de réunion paru dans **La Loi** ainsi qu'au **B.A.L.O.** du vendredi 7 mars 2003, de la tenue d'une Assemblée Générale Mixte

Exhibit 12

BALO Notice of May 21, 2003 regarding the approval of the Financial Statements as of December 31, 2002 by the Ordinary and Extraordinary Shareholders' Meeting of May 7, 2003

CAISSE REGIONALE DE CREDIT MARITIME MUTUEL DU MORBIHAN ET DE LA LOIRE ATLANTIQUE

Société à capital variable.
Siège social : 25, rue F. Guhur, La Petite Forêt, 56400 Auray.
858 500 630 R.C.S. Lorient.

Les comptes annuels consolidés (bilans, hors bilan, compte de résultat) au 31 décembre 2001 certifiés par le commissaire aux comptes, ont été publiés dans le journal d'annonces légales « La Gazette du Centre Morbihan » dans son édition du 25 avril 2003.

(Cet avis annule et remplace celui paru au *Bulletin des Annonces légales obligatoires* du 5 mai 2003 page 9450).

43437

CALL CENTER ALLIANCE

Société anonyme au capital de 1 070 700 €.
Siège social : 40, rue du Colonel Pierre-Avia, 75015 Paris.
394 254 809 R.C.S. Paris.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires consolidés comparés.
(En millions d'euros.)

	2003	2002
Premier trimestre	15,45	14,85

43411

CAP GEMINI

Société anonyme au capital de 1 003 832 840 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

Les comptes annuels au 31 décembre 2002 publiés dans le *Bulletin des Annonces légales obligatoires* du vendredi 25 avril 2003, pages 6908 à 6913, ont été approuvés sans modification par l'assemblée générale ordinaire des actionnaires du mercredi 7 mai 2003.

Les comptes consolidés au 31 décembre 2002 ont été publiés dans ledit bulletin pages 6914 à 6928.

43474

LE CARBONE-LORRAINE

Société anonyme au capital de 22 278 300 €.
Siège social : Immeuble La Fayette, 2/3 place des Vosges, 92400 Courbevoie.
572 060 333 R.C.S. Nanterre.

I. — **Chiffre d'affaires comparé de la société-mère Le Carbone-Lorraine** (hors taxes).
(En milliers d'euros.)

	2003		2002	
		Dont exportations		Dont exportations
Premier trimestre	0	0	0	0

L'activité industrielle de la société-mère a été filialisée courant 2001.

II. — **Chiffre d'affaires comparé du groupe Carbone-Lorraine**
(hors taxes).
(En milliers d'euros.)

	2003	2002
Premier trimestre	163 776	189 306

Le chiffre d'affaires consolidé du groupe Carbonne Lorraine est de 163 776 € à fin mars 2003. A périmètre et changes constants, le chiffre d'affaires est en baisse de 5,3 % par rapport à la même période de 2002.

43534

CARREFOUR

Société anonyme au capital de 1 790 354 427,50 €.
Siège social : 6, avenue Raymond Poincaré, 75116 Paris.
652 014 051 R.C.S. Paris.

Les comptes annuels au 31 décembre 2002, publiés au *Bulletin des Annonces légales obligatoires* du 7 avril 2003, pages 4 086 à 4 091 ont été approuvés sans modification par l'assemblée générale ordinaire du 15 avril 2003.

Les comptes consolidés ont été publiés dans ledit bulletin pages 4 092 à 4 104.

Attestation des commissaires aux comptes.

A. – Extrait du rapport général sur les comptes sociaux.

Nous avons effectué notre audit selon les normes professionnelles applicables en France. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé, ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la mention de l'annexe qui expose un changement de méthode comptable lié à la première application du règlement CRC 2000-06 sur les passifs du 7 décembre 2000 et son absence de conséquences sur le compte de résultat et les capitaux propres à l'ouverture.

B. – Extrait du rapport sur les comptes consolidés.

Nous avons effectué notre audit selon les normes professionnelles applicables en France.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la mention de l'annexe qui expose un changement de méthode comptable lié à la première application du règlement CRC 2000-06 sur les passifs du 7 décembre 2000 et son absence de conséquences sur le compte de résultat et les capitaux propres à l'ouverture.

Neuilly sur Seine et Paris-La Défense le 28 mars 2003.

Les commissaires aux comptes :

Barbier Frinault & Autres, Réseau Ernst & Young : PATRICK MALVOISIN ;

Kpmg Audit, Département de Kpmg S.A. : JEAN-LUC DECOMOY.

43444

LA CHAUSSERIA

Société anonyme au capital de 1 830 021 €.
Siège social : 68, rue de Passy, 75016 Paris.
660 800 798 R.C.S. Paris.

Documents comptables provisoires.

I. — **Bilan au 31 décembre 2002.**
(En milliers d'euros.)

Actif	2002			2001
	Brut	Amortissements et provisions	Net	Net
Actif immobilisé :				
Fonds commercial	1 694		1 694	1 412
Autres immobilisations incorporelles				
Immobilisations corporelles :				
Autres immobilisations corporelles	463	463		
Immobilisations financières :				
Prêts				
Autres immobilisations financières	98		98	98
Total	2 255	463	1 792	1 510
Actif circulant :				
Stocks :				
Marchandises	832		832	1 650
Créances :				
Clients et comptes rattachés	5	3	2	11
Autres créances	974		974	61
Disponibilités	39		39	227
Total	1 850	3	1 847	1 949

(14)

Exhibit 13

BALO Notice of August 9, 2002 regarding the publication of net sales revenues for the first and second quarters of 2002

Passif	Montant
ınques centrales, C.C.P.	—
›ttes envers les établissements de crédit	784 000
›érations avec la clientèle	3 576 290
›ttes représentées par un titre	64 067
ıtres passifs	35 797
›mptes de régularisation	77 644
ovisions pour risques et charges	55 195
›ttes subordonnées	—
›nds pour risques bancaires généraux	60 121
ıpitaux propres hors fonds pour risques bancaires généraux	191 110
Capital souscrit	66 681
Primes d'émission	—
Réserves	124 421
Ecarts de réévaluation	—
Provisions réglementées et subventions d'investissement.	8
Report à nouveau	—
Total du passif	4 844 224

Hors bilan	Montant
ngagements donnés :	
Engagements de financement	288 121
Engagements de garantie	58 587
Engagements sur titres	—
ngagements reçus :	
Engagements de financement	24 369
Engagements de garantie	11 023
Engagements sur titres	11 444

6480

CAISSE D'EPARGNE DU VAL DE FRANCE ORLEANAIS

Société anonyme coopérative à directoire et conseil d'orientation et de urveillance au capital de 75 106 000 €.
Siège social : 7, rue d'Escures, 45077 Orléans Cedex 2.
383 952 470 R.C.S. Orléans.

Situation au 30 juin 2002.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	13 934
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	2 562 296
Opérations avec la clientèle	1 868 359
Obligations et autres titres à revenu fixe	509 187
Actions et autres titres à revenu variable	85 508
Participations et activité de portefeuille	10 190
Parts dans les entreprises liées	71 650
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	3 565
Immobilisations corporelles	37 182
Capital souscrit non versé	—
Actions propres	—
Autres actifs	150 626
Comptes de régularisation	80 846
Total de l'actif	5 393 343

Passif	Montant
Banques centrales, C.C.P.	—
Dettes envers les établissements de crédit	573 540
Opérations avec la clientèle	4 307 266
Dettes représentées par un titre	43 614
Autres passifs	44 132
Comptes de régularisation	93 054
Provisions pour risques et charges	69 952
Dettes subordonnées	—
Fonds pour risques bancaires généraux (FRBG)	50 168
Capitaux propres (hors FRBG)	211 617
Capital souscrit	75 106
Primes d'émission	—
Réserves	136 511
Ecarts de réévaluation	—
Provisions réglementées et subventions d'investissement.	1
Report à nouveau	—
Total du passif	5 393 343

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	233 838
Engagements de garantie	39 121
Engagements sur titres	—
Engagements reçus :	
Engagements de financement	50 700
Engagements de garantie	32 596
Engagements sur titres	—

26493

CAP GEMINI SA

Société anonyme au capital de 1 002 947 088 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

***Chiffres d'affaires comparés** (hors taxes).*
(En millions d'euros.)

	2002	2001	Variation
1°) Société-mère :			
Premier trimestre	47	44	5,3 %
Deuxième trimestre	104	120	– 13 %
Premier semestre	151	164	7,9 %
2°) Groupe consolidé :			
Premier trimestre	1 873	2 214	– 15,4 %
Deuxième trimestre	1 860	2 226	– 16,4 %
Premier semestre	3 733	4 440	– 16 %

Comparé au chiffre d'affaires du premier semestre 2001 (4 440 millions d'euros), le chiffre d'affaires du premier semestre 2002 (3 733 millions d'euros) est en décroissance de 16 % ; cette décroissance est de 14,5 % à taux de change et périmètre constant.

Le chiffre d'affaires du second trimestre 2002 (1 860 millions d'euros) marque une stabilisation de l'activité du groupe par rapport à celui du premier trimestre (1 873 millions d'euros).

26638

CARRERE GROUP

Société anonyme à directoire et conseil de surveillance au capital de 28 350 674 €.
Siège social : 45, avenue Victor Hugo, 93300 Aubervilliers.
335 323 986 R.C.S. Bobigny.

I. — Les comptes annuels au 31 décembre 2001 ainsi que la proposition d'affectation de résultat publiés au *Bulletin des Annonces légales obligatoires* du 30 avril 2002 pages 8135 à 8189 ont été approuvés sans modification par l'assemblée générale mixte du 26 juin 2002.

Les comptes consolidés ont été publiés dans ledit bulletin, pages 8139 à 8143.

II. — Attestation des commissaires aux comptes.

1°) Extrait du rapport sur les comptes annuels. — Nous avons effectué notre audit selon les normes de la profession applicables en France, ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels, établis conformément aux principes comptables généralement admis en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière du patrimoine de la société à la fin de cet exercice.

Exhibit 14

BALO Notice of October, 30 2002 regarding the publication of the half-year financial statements for 2002 situation financière et les comptes historiques données dans le présent document de référence.

Ce document de référence a été établi sous la responsabilité du président du conseil d'administration. Il nous appartient d'émettre un avis sur la sincérité des informations qu'il contient portant sur la situation financière et les comptes.

...nces ont consisté, conformément aux normes professionnelles à apprécier la sincérité des informations portant sur la t les comptes, à vérifier leur concordance avec les objet d'un rapport. Elles ont également consisté à lire s contenues dans le document de référence, afin d'identifier les incohérences significatives avec les informations on financière et les comptes, et de signaler les informa- erronées que nous aurions relevées sur la base de notre le de la société acquise dans le cadre de notre mission. ctives présentées correspondent à des objectifs des diri- données prévisionnelles isolées résultant d'un processus uré.

uels et les comptes consolidés pour l'exercice de 12 mois 1 et l'exercice de 6 mois clos le 31 décembre 2001 arrê- d'administration, ont fait l'objet d'un audit par nos soins, professionnelles applicables en France, et ont été certifiés servation.

ctivité et de résultats, présenté sous la forme de comptes nsolidés, établi sous la responsabilité de la direction et cou- lu 1er janvier au 30 juin 2002 a pour sa part fait l'objet d'un r nos soins selon les normes professionnelles applicables en réserve ni observation n'a été formulée dans notre rapport.

e ces diligences, nous n'avons pas d'observation à formuler des informations portant sur la situation financière et les ntées dans ce document de référence.

Le 24 octobre 2002.

Les commissaires aux comptes :

FRANCOIS VIGNERON ; Ernst & Young Audit : LAURE-HÉLÈNE DE LA MOTTE.

30904

CAP GEMINI SA

Société anonyme au capital de 1 003 814 120 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Situation intermédiaire au 30 juin 2002.

I. — Comptes de résultats consolidés.
(En millions d'euros.)

	Exercice 2001		Premier semestre 2001		Premier semestre 2002	
	Montants	%	Montants	%	Montants	%
Produits d'exploitation	8 416	100,0	4 440	100,0	3 733	100,0
Charges d'exploitation	– 7 993	– 95,0	– 4 171	– 93,9	– 3 723	– 99,7
Résultat d'exploitation	423	5,0	269	6,1	10	0,3
Produits/frais financiers (net)	6	0,1	9	0,2	– 1	0,0
Autres produits et charges (net)	– 139	– 1,7	– 53	– 1,2	– 141	– 3,8
Résultat avant impôts des sociétés intégrées	290	3,4	225	5,1	– 132	– 3,5
Impôts	– 104	– 1,2	– 100	2,3	– 21	– 0,6
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché	186	2,2	125	2,8	– 153	– 4,1
Résultat des sociétés mises en équivalence	– 3		– 1		– 1	
Intérêts minoritaires			–		1	
Résultat net (part du groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché	183	2,2	124	2,8	– 153	– 4,1
Amortissement des écarts d'acquisition et dépréciation des parts de marché	– 31	– 0,4	– 13	– 0,3	– 103	– 2,8
Résultat net (part du groupe)	152	1,8	111	2,5	– 256	– 6,9

	Exercice 2001	Premier semestre 2001	Premier semestre 2002
Nombre d'actions	124 799 003	124 607 381	125 421 877
Nombre moyen potentiellement dilutif d'options de souscription d'actions	2 715 671	2 159 068	944 982
Nombre moyen d'actions retraité	127 514 674	126 766 449	126 366 859
Nombre d'actions en fin de période	125 244 256	125 100 296	125 476 765
Résultat net (part du groupe)	152	111	– 256
Résultat net par action (en euros) (1)	1,22	0,89	– 2,04
Résultat net dilué par action (en euros) (2)	1,20	0,88	– 2,04
Résultat net par action (en euros) (3)	1,22	0,89	– 2,04

(1) résultat net part du groupe rapporté au nombre moyen d'actions

(2) résultat net part du groupe rapporté au nombre moyen d'actions retraité, à l'exception du 30 juin 2002, où le résultat dilué par action, étant négatif, est identique au résultat de base

(3) résultat net part du groupe rapporté au nombre d'actions en fin de période

Le résultat net du groupe après amortissement des écarts d'acquisition mais avant intérêts minoritaires ressort à – 257 millions d'euros pour le premier semestre 2002, soit – 6,9 % des produits d'exploitation contre 111 millions d'euros et 2,5 % pour le premier semestre 2001 (et 152 millions d'euros et 1,8 % pour l'exercice 2001).

II. — Bilan consolidé au 30 juin 2001, au 31 décembre 2001 et au 30 juin 2002.
(En millions d'euros.)

Actif	30/06/01	31/12/01	30/06/02
Immobilisations incorporelles	1 831	1 830	1 689
Immobilisations corporelles	535	490	516
Immobilisations financières	111	89	91
Total de l'actif immobilisé	2 477	2 409	2 296
Impôt différé actif à long terme	868	863	779
Total des actifs à long terme	3 345	3 272	3 075
Créances d'exploitation (net)	2 716	2 176	2 057
Créances diverses	338	322	344
Créances financières et placements à court terme	274	503	568
Banques	353	484	276
Total de l'actif circulant	3 681	3 485	3 245
Total	7 026	6 757	6 320

Passif	30/06/01	31/12/01	30/06/02
Capital social	1 001	1 002	1 004
Primes d'émission et d'apport	2 126	2 112	2 110
Réserves et résultat consolidés	1 184	1 189	683
Capitaux propres	4 311	4 303	3 797
Intérêts minoritaires	43	39	36
Situation nette de l'ensemble consolidé	4 354	4 342	3 833

Passif	30/06/01	31/12/01	30/06/02
Dettes financières à long terme	101	120	113
Provisions et autres passifs à long terme	235	237	217
Total des passifs à long terme	336	357	330
Dettes financières à court terme et découverts bancaires	164	169	484
Dettes d'exploitation (net)	1 955	1 708	1 564
Dettes diverses	217	181	109
Total des passifs à court terme	2 336	2 058	2 157
Total	7 026	6 757	6 320
Trésorerie nette	362	698	247

III. — Tableau des flux de trésorerie consolidés pour l'excercice clos le 31 décembre 2001 et pour les premiers semestres 2001 et 2002.
(En millions d'euros.)

	Exercice 2001	Premier semestre 2001	Premier semestre 2002
Flux d'exploitation :			
Résultat net (part du groupe)	152	111	– 256
Intérêts minoritaires			– 1
Résultat net des sociétés intégrées	152	111	– 257
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements	217	100	190
Provisions	44	14	5
Variation des impôts différés	– 62	6	– 31
Plus-values sur cessions d'immobilisations	– 57	– 32	2
Autres éléments	4	0	10
Marge brute d'autofinancement des sociétés intégrées (I)	298	199	– 81
Flux de trésorerie liés :			
Aux créances d'exploitation (net) (A)	82	– 400	83
Aux dettes d'exploitation (net) (B)	– 196	59	80
Aux créances et dettes diverses (C)	165	82	– 356
Flux de trésorerie liés au besoin en fonds de roulement (II = A+B+C)	51	– 259	– 193
Flux de trésorerie d'exploitation (III=I+II)	349	– 60	– 274
Flux d'investissements :			
Acquisitions d'immobilisations corporelles et incorporelles	– 295	– 153	– 136
Produits de cessions d'immobilisations corporelles et incorporelles	132	62	5
	– 163	– 91	– 131
Acquisitions d'immobilisations financières	– 267	– 241	– 12
Produits de cession d'immobilisations financières	14	8	0
	– 253	– 233	– 12
Incidence des variations de périmètre	22	8	13
Flux de trésorerie d'investissements (IV)	– 394	– 316	– 130
Flux de capitaux :			
Augmentations de capital en numéraire (dont exercice de stock-options)	30	21	12
Minoritaires sur augmentations de capital des filiales			
Dividendes versés aux actionnaires de la société mère	– 149	– 149	– 50
Dividendes versés aux minoritaires des sociétés intégrées	– 4	– 1	– 1
Emission/remboursement d'emprunts	22	15	312
Flux de trésorerie lié aux opérations de financement (V)	– 101	– 114	273
Variation de trésorerie (III+IV+V)	– 146	– 490	– 131
Trésorerie d'ouverture	1 003	1 003	875
Trésorerie de clôture	875	545	712
Incidence des variations de cours des devises	18	32	– 32
Variation de trésorerie	– 146	– 490	– 131

IV. — Tableau de variation des capitaux propres consolidés du 1er janvier 2001 au 30 juin 2002.
(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves	Capitaux propres du groupe
Au 1er janvier 2001	124 305 544	995	2 073	– 33	1 113	4 148
Augmentations de capital par levée d'options	1 147 082	9	21			30
Apport des activités conseil d'Ernst & Young			49			49
Dividendes distribués au titre de 2000					– 149	– 149
Elimination de 39 486 actions propres retournées en 2001			3	– 5		– 2
Annulation de 208 370 actions dans le capital social de Cap Gemini SA	– 208 370	– 2	– 34	36		
Précompte sur exercice 2000					– 15	– 15
Ecart de conversion					90	90
Résultat net (part du groupe)					152	152
Au 31 décembre 2001	125 244 256	1 002	2 112	– 2	1 191	4 303
Augmentations de capital par levée d'options	469 861	4	8			12
Elimination nette de 217 452 actions propres retournées au cours du premier semestre 2002			12	– 18		– 6
Annulation de 237 352 actions dans le capital social de Cap Gemini SA	– 237 352	– 2	– 18	20		
Apport des activités conseil d'Ernst & Young			– 4			– 4
Dividendes distribués au titre de 2001					– 50	– 50

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves	Capitaux propres du groupe
Ecart de conversion					- 202	- 202
Résultat net (part du groupe)					- 256	- 256
Au 30 juin 2002	125 476 765	1 004	2 110	0	683	3 797

V. — Notes sur les comptes semestriels consolidés.

1. – Principes comptables.

Les comptes consolidés ont été établis en conformité avec les principes et normes comptables français et notamment avec le règlement n° 99-02 du Comité de la réglementation comptable homologué le 22 juin 1999 et, pour les comptes semestriels, avec la recommandation n° 99.R.01 du 18 mars 1999 émise par le Conseil national de la comptabilité.

Les principes comptables appliqués par le groupe sont détaillés dans les « Notes sur les comptes consolidés du groupe Cap Gemini Ernst & Young » incluses dans le document de référence 2001. La note 3 ci-dessous présente la première application au 1er janvier 2002 du règlement CRC n° 2000-06 du 7 décembre 2000 relatif aux passifs.

2. – Evolution du périmètre de consolidation au premier semestre 2002.

Aucun mouvement de périmètre significatif n'a eu lieu durant le premier semestre 2002.

3. – Comptes pro forma relatifs à la première application du règlement CRC n° 2000-06.

La première application au 1er janvier 2002 du règlement CRC n° 2000-06 du 7 décembre 2000 sur les passifs n'a pas d'impact sur les capitaux propres d'ouverture. Son application rétroactive au premier semestre 2001 a pour seuls effets de décaler la reconnaissance de coûts et de provisions pour restructuration de l'exercice 2000 sur le premier semestre 2001 ainsi que du premier semestre 2001 sur le second semestre 2001, entraînant les modifications suivantes sur le compte de résultat au 30 juin 2001 : le poste « Autres produits et charges » passe ainsi de - 53 millions à - 97 millions d'euros, le poste « Impôts » de - 100 millions d'euros à - 83 millions d'euros et le résultat net de 111 millions d'euros à 83 millions d'euros.

Comptes de résultat pro forma au 30 juin 2001 et réel au 30 juin 2002 :

(En millions d'euros)	Premier semestre 2001 pro forma		Premier semestre 2002	
	Montants	%	Montants	%
Produits d'exploitation	4 440	100,0	3 733	100,0
Charges d'exploitation	- 4 171	- 93,9	- 3 723	- 99,7
Résultat d'exploitation	269	6,1	10	0,3
Produits/frais financiers (net)	9	0,2	- 1	0,0
Autres produits et charges (net)	- 97	- 2,2	- 141	- 3,8
Résultat avant impôts des sociétés intégrées	181	4,1	- 132	- 3,5
Impôts	- 83	- 1,9	- 21	- 0,6
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché	97	2,2	- 153	- 4,1
Résultat des sociétés mises en équivalence	- 1		- 1	
Intérêts minoritaires			1	
Résultat net (part du groupe) avant amortissement des écarts d'acquisition et dépréciation parts de marché	96	2,2	- 153	- 4,1
Amortissement des écarts d'acquisition et dépréciation des parts de marché	- 13	- 0,3	- 103	- 2,8
Résultat net (part du groupe)	83	1,9	- 256	- 6,9

4. – Charges d'exploitation.

(En millions d'euros)	Exercice 2001	Premier semestre 2001	Premier semestre 2002
Salaires et charges sociales	4 941	2 623	2 351
Frais de déplacement	596	314	252
Total	5 537	2 937	2 603
En % du total des charges d'exploitation	69 %	70 %	70 %
En % du total des produits d'exploitation	66 %	66 %	70 %

A noter que, s'agissant de l'effectif auquel se rapportent ces charges, le premier semestre 2002 s'est traduit par une sortie nette de 2 263 collaborateurs (Cf. note 11). Le solde net des embauches et des départs était une entrée nette de 705 collaborateurs supplémentaires sur le premier semestre 2001, et une diminution nette de 1 789 collaborateurs sur l'ensemble de l'exercice 2001.

5. – Autres produits et charges (net).

(En millions d'euros)	Exercice 2001	Premier semestre 2001	Premier semestre 2002
Coûts de restructuration	- 181	- 85	- 122
Plus et moins-values sur titres et cessions de titres et d'activités	37	4	
Plus-values sur cessions d'actifs corporels	20	28	5
Effet de l'actualisation des actifs d'impôts différés à long terme	20		- 12
Provision pour dépréciation des titres	- 18		
Pertes sur créances financières			- 11
Profits et pertes de change (net)	- 2	3	- 1
Autres	- 15	- 3	
Total	- 139	- 53	- 141

Au premier semestre 2001, les autres produits et charges (net) sont de – 53 millions d'euros et sont principalement composés de :

85 millions d'euros de coûts de restructuration liés, pour l'essentiel, aux réductions d'effectifs portant sur un total d'environ 2 700 personnes, principalement aux Etats-Unis, en Grande Bretagne, dans les pays nordiques et dans l'ensemble des activités télécoms du groupe ;

ou 29 millions d'euros de plus-value de cession correspondant à la cession de la majeure partie de nos activités de « business process outsourcing » au Royaume-Uni, réalisée au premier semestre 2001.

Au premier semestre 2002, les autres produits et charges (net) de – 141 millions d'euros sont principalement composés de 122 millions d'euros de coûts de restructuration dont :

ou 111 millions d'euros directement liés aux réductions d'effectifs ;

11 millions d'euros d'autres charges de structure, principalement liées aux coûts de fermeture des locaux.

6. – Impôts.

La charge d'impôt du premier semestre 2002 s'élève à 21 millions d'euros pour un résultat avant impôt de – 132 millions d'euros.

Cette charge d'impôt qui a été établie sans reconnaître d'actifs d'impôts différés sur certaines pertes reportables du premier semestre 2002 principalement en Asie-Pacifique (6,6 millions d'euros) et en Italie (5,3 millions d'euros), provient notamment des éléments suivants :

Mise à jour au 30 juin 2002 des hypothèses retenues lors de la reconnaissance, au 31 décembre 2000, d'un actif d'impôt différé lié à l'apport des activités conseil d'Ernst & Young aux Etats-Unis (voir note 19 aux états financiers dans le document de référence du 31 décembre 2001) qui conduit à la constatation d'une charge de 21,5 millions d'euros : 12 millions d'euros enregistrés en « autres produits et charges » résultant de l'actualisation des économies d'impôt futures et 9,5 millions d'euros enregistrés en impôts ;

Prise en compte d'impôts forfaitaire, non fonction du résultat fiscal, supportés essentiellement aux Etats-Unis et en Italie, pour un montant de 8 millions d'euros.

Il convient de souligner que, par mesure de prudence, aucun impôt différé n'a été reconnu sur les conséquences fiscales des moins-values nettes à court terme (1,8 milliards d'euros éliminés dans les comptes consolidés) générées en France en raison des opérations de réorganisation juridiques des activités Nord Américaines du groupe.

Cette position pourrait être revue dans les comptes consolidés du 31 décembre 2002 en fonction d'un avis du Comité d'urgence du Conseil national de la comptabilité à paraître sur le sujet.

7. – Amortissement des écarts d'acquisition et dépréciation des parts de marché.

(En millions d'euros)	Exercice 2001	Premier semestre 2001	Premier semestre 2002
Amortissement des écarts d'acquisition	– 31	– 13	– 18
Dépréciation des parts de marché			– 85
Total	– 31	– 13	– 103

Le résultat net du groupe inclut une dépréciation exceptionnelle de 85 millions d'euros de la valeur des parts de marché figurant à l'actif du bilan au titre des activités télécoms du groupe aux Etats-Unis.

8. – Plans d'options de souscription d'actions.

L'assemblée générale des actionnaires a autorisé le 24 mai 1996 et le 23 mai 2000 le directoire ou le conseil d'administration à consentir à un certain nombre de collaborateurs du groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces deux plans, en vigueur au 30 juin 2002, sont résumées dans le tableau ci-après (aucune option n'a été attribuée au cours du premier semestre) :

Date de l'assemblée	Plan 1996	Plan 2000	
	24/05/96	23/05/00	
Nombre total d'options pouvant être consenties	6 000 000	12 000 000	
Date des premières attributions au titre de ce plan	1er juillet 1996	1er septembre 2000	1er octobre 2001
Délai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances de bourse précédant l'octroi	80 %	80 %	100 %
Prix de souscription (par action et en euros) des différentes attributions :			
Plus bas	29,31	139,00	60,00
Plus haut	178,00	161,00	60,00
Nombre total d'actions souscrites au 30 juin 2002	1 639 220	néant	néant
Nombre d'actions au 30 juin 2002 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(1) 3625864	(2) 2407450	3 199 000
Dont options détenue par quatre des onze membres du conseil d'administration	120 000		15 000

(1) Soit 397 932 actions au prix de 29,31 €, 362 278 actions au prix de 39,52 €, 468 914 actions au prix de 56,98 €, 486 415 actions au prix de 87,96 €, 206 200 actions au prix de 114 €, 473 325 actions au prix de 118 €, 490 800 actions au prix de 178 €, 387 000 actions au prix de 161 € et 353 000 actions au prix de 144 €.

(2) Soit 1 279 450 actions au prix de 161 € et 1 128 000 actions au prix de 139 €.

Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une offre publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront - s'ils le souhaitent - lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s)).

9. – Intérêts minoritaires.

Les intérêts minoritaires qui comprennent la quote-part de la situation nette des filiales détenues par des tiers s'analysent comme suit :

(En millions d'euros)	Premier semestre 2001	Exercice 2001	Premier semestre 2002
Au 1er janvier	75	75	39
Minoritaires sur augmentation de capital des filiales		-	
Intérêts minoritaires dans le résultat du groupe			– 1
Rachat des minoritaires de Cap Gemini NV	– 29	– 29	
Réserve de conversion des minoritaires et autres	1	– 3	– 2
Dividendes versés par les filiales aux minoritaires	– 4	– 4	
En fin de période	43	39	36

Les 36 millions d'euros au 30 juin 2002 correspondent principalement aux intérêts minoritaires de Cisco Systems dans Cap Gemini Telecom SA.

10. – Trésorerie nette.

La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme :

(En millions d'euros)	30/06/01	31/12/01	30/06/02
Dettes financières	– 183	– 177	– 465
Trésorerie	545	875	712
Trésorerie nette	362	698	247

a) les dettes financières s'analysent comme suit :

(En millions d'euros)	30/06/01	31/12/01	30/06/02
Dettes financières à long terme	101	120	113
Dettes financières à court terme	82	57	352
Dettes financières	183	177	465

b) la trésorerie s'analyse comme la somme des créances financières, des placements à court terme et du disponible en banque diminué des découverts bancaires :

(En millions d'euros)	30/06/01	31/12/01	30/06/02
Créances financières et placements à court terme	274	503	568
Banques	353	484	276
Découverts bancaires	– 82	– 112	– 132
Trésorerie	545	875	712

c) Les dettes financières à court terme et les découverts bancaires s'additionnent donc de la façon suivante :

(En millions d'euros)	30/06/01	31/12/01	30/06/02
Dettes financières à court terme	82	57	352
Découverts bancaires	82	112	132
Dettes financières à court terme et découverts bancaires	164	169	484

11. – Effectifs.

Les effectifs en fin de période se répartissent ainsi entre les principales zones géographiques du groupe :

Effectifs en fin de période	30/06/01		31/12/01		30/06/02	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	11 458	19	9 810	17	10 057	18
Grande-Bretagne et Irlande	8 712	14	7 906	14	7 444	14
Pays Nordiques	5 194	9	5 149	9	4 633	8
Bénélux	9 808	16	9 862	17	9 487	17
Allemagne et Europe Centrale	3 411	6	3 555	6	3 283	6
France	13 908	23	14 045	24	13 733	25
Europe du Sud	5 718	10	5 546	10	5 001	9
Asie-Pacifique	2 045	3	1 887	3	1 859	3
Total	60 254	100	57 760	100	55 497	100

12. – Activité par zone géographique.
(En millions d'euros.)

Produits d'exploitation	Exercice 2001		Premier semestre 2001		Premier semestre 2002	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	2 848	34	1 525	34	1 214	32
Grande-Bretagne et Irlande	1 414	17	750	17	631	17
Pays Nordiques	577	7	304	7	258	7
Bénélux	1 036	12	520	12	479	13
Allemagne et Europe Centrale	519	6	289	7	240	6
France	1 367	16	710	16	659	18
Europe du Sud	439	5	239	5	178	5
Asie-Pacifique	216	3	103	2	74	2
Total	8 416	100	4 440	100	3 733	100

Résultat d'exploitation	Exercice 2001	Premier semestre 2001	Premier semestre 2002
	Montants	Montants	Montants
Amérique du Nord	178	114	3
Grande-Bretagne et Irlande	– 3	28	– 16
Pays Nordiques	10	8	
Bénélux	128	73	23
Allemagne et Europe Centrale	25	12	– 6
France	83	31	35
Europe du Sud	12	11	– 16
Asie-Pacifique	– 10	– 8	– 13
Total	423	269	10

Les produits et résultats d'exploitation par géographie incluent les activités télécom, média et réseaux de la société commune créée avec Cisco ainsi que les activités de Sogeti.

Les coûts centraux et transnationaux sont répartis au prorata du chiffre d'affaires de chaque géographie.

Actif immobilisé	30/06/01		31/12/01		30/06/02	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	561	23	500	21	406	18
Grande-Bretagne et Irlande	697	28	684	28	653	28
Pays Nordiques	126	5	126	5	129	6
Bénélux	459	18	437	18	473	20
Allemagne et Europe Centrale	152	6	186	8	157	7
France	424	17	401	17	429	19
Europe du Sud	45	2	59	2	37	1
Asie-Pacifique	13	1	16	1	12	1
Total	2 477	100	2 409	100	2 296	100

Clients et comptes rattachés (net)	30/06/01		31/12/01		30/06/02	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	552	21	420	20	437	22
Grande-Bretagne et Irlande	426	17	325	17	315	16
Pays Nordiques	151	6	117	6	104	5
Bénélux	346	13	277	13	269	14
Allemagne et Europe Centrale	215	8	174	8	171	9
France	560	22	460	22	447	22
Europe du Sud	248	10	225	11	199	10
Asie-Pacifique	67	3	70	3	50	2
Total	2 565	100	2 068	100	1 992	100

VI. — Principales données financières au 30 juin 2002.

(En millions d'euros)	Comptes consolidés		Comptes pro forma
	Premier semestre 2001	Premier semestre 2002	Premier semestre 2001
Produits d'exploitation	4 440	3 733	4 440
Résultat d'exploitation	269	10	269
Marge d'exploitation	6,1 %	0,3 %	6,1 %
Résultat net (part du groupe)	111	– 256	83
Rentabilité nette	2,5 %	– 6,9 %	1,9 %
Résultat par action :			
Nombre moyen d'actions retraité	126 766 449	126 366 859	126 766 449
Résultat net dilué (part du groupe) en euros	0,88	– 2,04	0,66
Trésorerie nette	362	247	362
Nombre total de collaborateurs au 30 juin	60 254	55 497	60 254

VII. — Rapport d'activité semestriel.

L'activité du premier semestre 2002.

En 2001, le groupe a procédé à des restructurations afin d'adapter sa structure de coûts à une baisse de la demande que l'ensemble des observateurs s'accordait alors à considérer comme temporaire et susceptible de s'infléchir courant 2002.

Ces restructurations, qui ont eu pour effet de faire passer l'effectif du groupe de 59 549 personnes début 2001 à 57 760 personnes début 2002 (dont plus de 1 000 personnes en période de préavis), avaient été calibrées en prenant pour hypothèse que l'activité se stabiliserait à partir de la fin du premier semestre 2002. Or, malgré une stabilisation du chiffre d'affaires au deuxième trimestre 2002 par rapport au premier trimestre 2002, le marché est resté difficile et imprévisible, et la perspective d'une reprise en cours d'année s'est progressivement éloignée.

Au premier semestre 2002, l'activité a été en recul de 14,5 % à taux de change et périmètre constants par rapport à celle du premier semestre 2001. Cette évolution défavorable ne doit pas occulter la signature d'importants contrats avec des clients prestigieux, tant dans le domaine du conseil et des projets (Nieman Marcus, Daimler Chrysler, Royal Dutch Shell, ABN Amro, Ford Motor Company, ...) que dans celui de l'infogérance (Hydro One, Werklinq, Nasdaq Europe, Llyods TSB, BHP Ltd Australia, Clarian Health Partners,...).

Dans ces conditions, et afin d'améliorer la marge d'exploitation du groupe qui n'a été que de 0,3 % au premier semestre, la réduction d'effectifs d'environ 1 000 personnes lancée en fin de premier trimestre a été complétée par un plan de 2 500 licenciements supplémentaires annoncés fin juin, qui concerne les pays et secteurs où l'activité a été la plus affectée, en particulier les secteurs des télécommunications et de la finance. Au premier semestre 2002, l'ensemble des coûts de restructuration s'est élevé à 122 millions d'euros et l'effectif au 30 juin 2002 ressort à 55 497 personnes.

Par ailleurs, le groupe a également tiré les conséquences du fait qu'au cours des dix-huit derniers mois, la demande a changé non seulement en volume - l'investissement émanant des secteurs jusque là les plus porteurs (finance, télécommunications et haute technologie) ayant été sévèrement réduit - mais également dans ses caractéristiques : comportements d'achat, exigence d'un retour immédiat sur investissement, réduction de la taille des contrats, etc. Dans ces conditions, et sans attendre les effets d'une reprise économique et des investissements dont personne aujourd'hui ne s'aventure à pronostiquer la date, le groupe a décidé de modifier en profondeur son organisation en lançant fin juin un programme de transformation baptisé LEAP !

Ce programme a pour principaux objectifs :

— d'articuler l'organisation et la gestion du groupe autour de ses principaux métiers : conseil, technologie, infogérance et assistance technique de proximité ; les effets positifs attendus de cette nouvelle organisation, qui sera mise en place à compter du 1er janvier 2003, s'analysent tant en termes de dynamique commerciale que d'efficacité opérationnelle ;

— d'alléger les structures fonctionnelles en supprimant d'ici juin 2003 environ 3 000 postes aujourd'hui non directement facturables, les personnes concernées étant affectées à des fonctions de ventes ou de production ou à défaut, appelées à quitter le groupe ;

— de réduire les charges de structure du groupe de manière significative, et ce notamment par le biais de programmes de centralisation des achats, d'optimisation des fonctions administratives et de rationalisation de notre parc de centres de calcul (infogérance) et de bureaux ;

— d'accélérer l'industrialisation de la production de nos services par une utilisation plus systématique de nos centres de développement applicatif dans notre activité d'intégration de systèmes. Ces centres sont localisés dans des zones à coûts salariaux inférieurs, ce qui constitue une variable importante d'ajustement de nos coûts.

La mise en oeuvre de ce programme de transformation est conforme au calendrier fixé fin juin et devrait commencer à porter ses fruits dès les derniers mois de l'exercice en cours.

Analyse des comptes consolidés et des comptes de la société mère.

Le compte de résultat consolidé :

— Les produits d'exploitation : s'élèvent à 3 733 millions d'euros, en recul de 15,9 % sur ceux du premier semestre 2001 (4 440 millions d'euros). A taux de change et périmètre constants, cette baisse est de 14,5 %.

— En revanche l'analyse séquentielle par trimestre fait apparaître une stabilisation progressive avec un chiffre d'affaires de 1 873 millions d'euros au premier trimestre et 1 860 millions d'euros au deuxième trimestre.

— La répartition géographique du chiffre d'affaires consolidé au 30 juin 2002 est peu différente de celle du premier semestre 2001, avec toutefois des évolutions contrastées :

- l'Amérique du Nord constitue toujours la première région du groupe avec un chiffre d'affaires de 1 214 millions d'euros au 30 juin 2002, soit 32 % du chiffre d'affaires consolidé (34 % au premier semestre 2001). Par rapport au second semestre 2001, le chiffre d'affaires dans cette région est en recul de 8 % à taux et périmètre constants, conséquence de difficultés persistantes dans les secteurs des télécommunications, de la finance et de la haute technologie, secteurs auxquels les opérations nord-américaines étaient tout particulièrement exposées ;
- en France, le chiffre d'affaires s'élève à 659 millions d'euros au 30 juin 2002, soit 18 % du chiffre d'affaires du premier semestre 2002 contre 16 % du premier semestre 2001 ; la croissance des secteurs public et énergie a été particulièrement remarquable, leur contribution au chiffre d'affaires France étant passée de 12 % au premier semestre 2001 à 18 % au premier semestre 2002 ;
- au Royaume-Uni, le chiffre d'affaires s'élève à 631 millions d'euros au 30 juin 2002, soit 17 % du chiffre d'affaires du groupe (contribution stable par rapport au premier semestre 2001). L'activité au Royaume-Uni a souffert d'une demande faible dans les secteurs des télécommunications, de la Finance et de la haute technologie, en revanche le secteur public a fortement progressé et représente, au 30 juin 2002, 20 % du chiffre d'affaires de cette zone contre 10 % au premier semestre 2001 ;
- au Benelux, le chiffre d'affaires s'élève à 479 millions d'euros au 30 juin 2002, soit 13 % du chiffre d'affaires du groupe (12 % pour le premier semestre 2001) ; dans cette région, la bonne performance du secteur énergie, « Utilities » & Chimie n'a pas compensé les évolutions négatives enregistrées sur les secteurs des télécommunications, de la finance, de la haute technologie, des produits de consommation et distribution.

L'analyse du chiffre d'affaires consolidé par lignes de services et par secteurs fait ressortir quelques évolutions notables, reflet des premiers succès de la politique d'ajustement de notre portefeuille de services :

- l'infogérance représente 27 % du chiffre d'affaires du groupe au 30 juin 2002 contre 20 % au 30 juin 2001, alors que l'activité projet (Conseil et intégration de systèmes) voit sa contribution passer de 80 % à 73 % entre les 30 juin 2001 et 2002, essentiellement du fait de la faible demande en intégration de systèmes ;
- se sont notablement renforcés : le secteur public (16 % du chiffre d'affaires au 30 juin 2002 contre 7 % au 30 juin 2001), et dans une moindre mesure le secteur Energie, « Utilities » & Chimie, passé de 11 % à 16 %. A l'opposé, les trois secteurs les plus touchés par le ralentissement de la demande (Télécommunications, Finance, Haute technologie) représentent ensemble 41 % du chiffre d'affaires du groupe au 30 juin 2002 contre 53 % au 30 juin 2001. La contribution des autres secteurs est restée globalement stable.

— Le résultat d'exploitation : s'élève à 10 millions d'euros, soit une marge d'exploitation de 0,3 % au premier semestre 2002 contre 6,1 % au premier semestre 2001 et 3,9 % au second. Cette détérioration de la marge provient du fait que le taux d'utilisation a été tout au long du premier semestre en dessous de l'objectif de 73 % que le groupe s'était fixé. La situation est contrastée selon les régions : si la détérioration de la marge entre le second semestre 2001 et le premier semestre 2002 est particulièrement sensible en Europe du sud, en Europe centrale et sur la zone Asie-Pacifique, la situation au Royaume-Uni semble se stabiliser (– 16 millions d'euros au premier semestre 2002 contre – 31 millions d'euros au deuxième semestre 2001). L'Amérique du Nord et les pays Nordiques sont à l'équilibre et deux régions présentent une marge largement supérieure à la moyenne du groupe : le Bénélux (4,8 %) et la France (5,3 %).

— Le résultat financier : s'établit à une perte de 1 million d'euros contre un profit de 9 millions d'euros au premier semestre 2001. Cette variation résulte essentiellement de la baisse des revenus financiers liés à la diminution de la valeur des placements.

— Les autres produits et charges (net) s'élèvent à – 141 millions d'euros et sont principalement composés de :

- 122 millions d'euros de coûts de restructuration :
  111 millions d'euros sont liés aux réductions d'effectifs lancées au cours du premier semestre, principalement aux Etats-Unis, en Grande Bretagne, en Europe du sud, dans les pays nordiques et dans l'ensemble des activités télécommunication du groupe ;
  11 millions d'euros concernent principalement des coûts de fermeture de locaux ;
- 19 millions d'euros, composés essentiellement de l'effet de l'actualisation de l'actif d'impôt à long terme reconnu sur l'acquisition des activités nord-américaines d'Ernst & Young à hauteur de 12 millions d'euros, et de pertes sur créances financières.

— La charge d'impôt de 21 millions d'euros constatée dans les comptes consolidés au 30 juin est à comparer à une charge d'impôt de 100 millions d'euros pour le premier semestre 2001. La variation s'explique à la fois par la diminution des résultats imposables des zones géographiques, partiellement compensée par une non reconnaissance, en application du principe de prudence, d'actifs d'impôts différés sur les pertes reportables du premier semestre 2002 générées principalement en Asie-Pacifique et en Italie.

— La réévaluation de la valeur des parts de marché des activités télécommunication du groupe aux Etats-Unis se traduit par une charge exceptionnelle de 85 millions d'euros.

— Le résultat net part du groupe s'élève à – 256 millions d'euros (contre 111 millions au premier semestre 2001), après prise en compte du résultat des sociétés mises en équivalence, des intérêts minoritaires, de l'amortissement des écarts d'acquisition et de la dépréciation des parts de marché. Au 30 juin 2002, le résultat net dilué par action s'élève à – 2,04 € contre 0,88 € au 30 juin 2001.

— Le bilan consolidé :

- La situation nette de l'ensemble consolidé (capitaux propres et intérêts minoritaires) s'établit à 3 833 millions d'euros, soit, par rapport au 31 décembre 2001, une diminution de 509 millions d'euros qui résulte principalement des mouvements suivants :
  le résultat net consolidé part du groupe des six premiers mois (– 256 millions d'euros) ;
  la variation de la réserve de conversion (– 204 millions d'euros) qui traduit principalement l'évolution du dollar américain par rapport à l'euro ;
  la distribution de 50 millions d'euros de dividendes par la société mère Cap Gemini SA au titre de l'exercice 2001 ;
  les augmentations de capital de 12 millions d'euros consécutives à des levées d'options par les salariés du groupe ;
  l'élimination nette (– 6 millions d'euros) des actions retournées à Cap Gemini S.A. par des anciens associés d'Ernst & Young ayant quitté le groupe.
- La diminution, pour un montant de 197 millions d'euros, des actifs à long terme entre le 31 décembre 2001 et le 30 juin 2002, résulte principalement des mouvements suivants :
  la dépréciation exceptionnelle pour 85 millions d'euros de la valeur des parts de marché des activités télécommunication du groupe aux Etats-Unis ;
  la constatation d'écarts d'acquisition de 34 millions d'euros relatifs à l'acquisition de 49 % de New Horizon et au rachat d'une partie des activités de la société Werklinq ;
  l'acquisition nette d'immobilisations corporelles, principalement aux Etats-Unis (+34 millions d'euros) et en France (+29 millions d'euros) ;
  l'effet de la conversion des actifs en devises pour – 196 millions d'euros (dont – 101 millions d'euros sur l'impôt différé actif à long terme).
- Les créances d'exploitation nettes incluent les clients et comptes rattachés nets pour 1 992 millions d'euros (contre 2 068 millions d'euros au 31 décembre 2001), soit une diminution de 3,7 % qu'il convient de comparer à une diminution des produits d'exploitation de 6,1 % entre le deuxième semestre 2001 et le premier semestre 2002 ;
- La trésorerie nette consolidée au 30 juin 2002 s'élève à 247 millions d'euros contre 698 millions au 31 décembre 2001, la variation s'expliquant essentiellement par :
  un flux de trésorerie d'exploitation négatif de 274 millions d'euros qui intègre une dégradation du besoin en fonds de roulement pour 193 millions d'euros ; à l'effet habituel de saisonnalité qui s'exerce sur le cash flow s'est ajouté l'impact des coûts de restructuration ;
  un flux de trésorerie d'investissements négatif de 130 millions d'euros ;
  le paiement de 50 millions d'euros de dividendes.

Les comptes de la société mère Cap Gemini S.A :

- Le total des produits d'exploitation et des produits financiers du premier semestre 2002 de Cap Gemini SA s'élève à 151 millions d'euros contre 165 millions d'euros pour le premier semestre 2001, une diminution principalement due à de moindres redevances facturées aux filiales du groupe ;
- Le résultat avant impôt du premier semestre 2002 est un bénéfice de 387 millions d'euros contre 157 millions d'euros au 30 juin 2001.

Modification de la gouvernance du groupe et des équipes dirigeantes.

Faisant usage du pouvoir qui lui en avait été donné par l'assemblée générale du 25 avril dernier - et dans le cadre de la loi sur les nouvelles régulations économiques (N.R.E.) - le conseil d'administration du 24 juillet 2002 :

— a décidé de dissocier les fonctions de président du conseil d'administration et de directeur général ;

— a réélu M. Serge Kampf dans les fonctions de président du conseil ;

— a nommé M. Paul Hermelin dans celles de directeur général pour la durée de son mandat d'administrateur.

Le conseil d'administration a enregistré la démission de trois administrateurs - MM. Pierre Hessler, Geoff Unwin et Guy de Wouters - et a coopté pour leur succéder :

— M. Jean-René Fourtou, vice président du conseil de surveillance d'Aventis et nouveau P.-D.G. de Vivendi Universal (qui est aussi un « ancien du groupe » puisqu'il avait été de 1976 à 1986 le P.-D.G. de l'une des ses composantes, Bossard Consultants) ;

— M. Jean-Bernard Lafonta, directeur général de Wendel Investissement (ex C.G.I.P.) ;

— M. Phil Laskawy, ancien chairman d'Ernst & Young.

Les 11 administrateurs de Cap Gemini S.A. sont donc maintenant :

MM. Serge Kampf, président du conseil
Ernest-Antoine Seillière, vice président
Christian Blanc
Jean-René Fourtou
Paul Hermelin
Michel Jalabert
Jean-Bernard Lafonta
Phil Laskawy
Ruud van Ommeren

Terry Ozan
Bruno Roger

Enfin, le conseil a décidé de coopter en qualité de nouveaux censeurs MM. Pierre Hessler et Geoff Unwin en remplacement respectivement de M. Phil Laskawy, nommé administrateur, et de M. Chris van Breugel, appelé aux fonctions de président du groupe Sogeti.

Paul Hermelin, directeur général du groupe (C.E.O.) a décidé de s'entourer d'une nouvelle équipe de managers et de structurer la direction du groupe avec la nomination d'un directeur des opérations (C.O.O.), Alexandre Haeffner, ancien responsable de l'unité Telecom, Media et Réseaux et la confirmation de William Bitan dans le rôle de directeur financier (CFO). Cette direction générale est renforcée par l'arrivée de Paul Cole, directeur commercial et responsable du programme de transformation du groupe et de John McCain, ancien membre du Comité exécutif d'EDS.

Perspectives pour l'exercice 2002.

Dès le début de l'été, il est devenu évident que la reprise de l'activité initialement attendue pour le second semestre 2002 n'interviendrait pas au mieux avant 2003 et les perspectives économiques se sont au contraire dégradées. Les entreprises favorisent le désendettement par rapport à l'investissement, ce qui affecte très directement la dépense informatique. Dans notre métier, la pression sur les prix que subit l'ensemble de l'Europe atteint désormais le niveau qui prévalait sur le marché nord-américain et au Royaume-Uni dès 2001.

Tenant compte d'un marché qui semble devoir rester durablement atone, le conseil a retenu comme priorité stratégique le redressement de la marge opérationnelle et invité la direction générale à privilégier les activités présentant la meilleure rentabilité.

Dans ce contexte, le groupe anticipe aujourd'hui un chiffre d'affaires pour le second semestre inférieur d'environ 7 % à celui du premier semestre (à taux de change et périmètre constants) mais maintient l'objectif de marge qu'il s'était fixé pour ce second semestre. Pour cela, il accélère la mise en oeuvre des mesures annoncées en juin dernier dans le cadre du programme LEAP ! : ajustement des capacités de production (qui a déjà permis de porter le taux d'activité à 73 % au cours du troisième trimestre) et réduction de la structure des coûts.

VIII. — **Rapport des commissaires aux comptes sur l'examen limité des comptes semestriels consolidés.**
(Période du 1er janvier au 30 juin 2002.)

Aux actionnaires de Cap Gemini S.A.,

En notre qualité de commissaires aux comptes de votre société et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés de la société Cap Gemini SA et de ses filiales (le groupe « Cap Gemini Ernst & Young »), établis en euros, relatifs à la période du 1er janvier au 30 juin 2002, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en oeuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente des informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes semestriels consolidés, établis conformément aux règles et principes comptables français, et l'image fidèle qu'ils donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation à la fin de ce semestre.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note 3 de l'annexe qui expose un changement de méthode comptable lié à la première application du règlement CRC n° 2000-06 du 7 décembre 2000 relatif aux passifs.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Fait à Paris, le 16 octobre 2002.

Les commissaires aux comptes :

Coopers & Lybrand Audit,
membre de PricewaterhouseCoopers :
BERNARD RASCLE ;

KPMG Audit,
Département de KPMG S.A. :
JEAN-LUC DECORNOY, associé ;
FRÉDERIC QUELIN, associé.

30578

CITEL

Société anonyme au capital de 2 560 000 €.
Siège social : 12, boulevard des Iles, 92441 Issy-les-Moulineaux Cedex.
552 150 815 R.C.S. Nanterre. — APE : 741 J.
Siret : 552 150 815 00033.

I. — **Soldes intermédiaires de gestion.**
(En euros.)

Rubriques	30/06/02		30/06/01		31/12/01	
	Montant	%	Montant	%	Montant	%
Ventes marchandises	1 329 303	13,02	2 077 685	18,61	2 849 592	13,22
Production vendue	8 742 374	85,60	9 164 784	82,08	19 043 981	88,36
Production stockée	87 430	0,86	– 186 993	– 1,67	– 598 241	– 2,78
Production immobilisée	54 121	0,53	110 315	0,99	258 325	1,20
Production	10 213 228	100,00	11 165 791	100,00	21 553 657	100,00
Coût d'achat des marchandises vendues	734 319	7,19	1 193 128	10,69	1 784 708	8,28
Coût d'achat des matières premières consommées	2 556 930	25,04	3 077 795	27,56	6 049 600	28,07
Autres consommations exercice en provenance tiers	2 547 493	24,94	2 888 310	25,87	5 175 501	24,01
Valeur ajoutée	4 374 486	42,83	4 006 558	35,88	8 543 848	39,64
Subventions d'exploitation	966	0,01			1 250	0,01
Impôts, taxes et versements assimilés	205 576	2,01	256 686	2,30	440 313	2,04
Charges de personnel	3 624 338	35,49	3 389 490	30,36	6 700 166	31,09
Excédent brut d'exploitation	545 538	5,34	360 382	3,23	1 404 619	6,52
Transferts de charges d'exploitation	4 699	0,05	5 489	0,05	49 043	0,23
Autres produits	15 116	0,15	91 961	0,82	92 886	0,43
Reprises sur provisions d'exploitation	1 700	0,02	345 801	3,10	294 262	1,37
Dotations aux provisions d'exploitation	73 071	0,72	312 231	2,80	143 990	0,67
Dotations aux amortissements	327 535	3,21	367 709	3,29	756 966	3,51
Autres charges	343	0,00	6	0,00	365 807	1,70
Résultat d'exploitation	166 104	1,63	123 687	1,11	574 047	2,66
Produits financiers	78 001	0,76	165 553	1,48	220 101	1,02
Charges financières	351 118	3,44	208 445	1,87	594 025	2,76
Résultat financier	– 273 117	– 2,67	– 42 892	– 0,38	– 373 924	– 1,73
Résultat courant avant impôts	– 107 013	– 1,05	80 795	0,72	200 123	0,93

15

Exhibit 15

BALO Notice of November 4, 2002 regarding the publication of net revenues for the first, second and third quarters of 2002

CAISSE REGIONALE DE CREDIT AGRICOLE DE TOULOUSE ET DU MIDI TOULOUSAIN

Société coopérative à capital variable régie par les dispositions du livre V du Code rural au capital de 74 594 336 €.
Siège social : 6-7, place Jeanne-d'Arc, 31005 Toulouse.
776 916 207 R.C.S. Toulouse.
Exercice social : du 1er janvier au 31 décembre.

Situation au 30 septembre 2002.
(En milliers d'euros.)

Actif	Montants
Opérations interbancaires et assimilées :	
Caisse, banques centrales, C.C.P.	59 451
Effets publics et valeurs assimilées	4 855
Créances sur les établissements de crédit	338
Opérations internes au Crédit agricole	229 209
Opérations avec la clientèle	3 696 416
Opérations sur titres :	
Obligations et autres titres à revenu fixe	91 676
Actions et autres titres à revenu variable	227 433
Valeurs immoblisées :	
Participations et autres titres détenus à long terme	147 549
Parts dans les entreprises liées	7 954
Immobilisations incorporelles	3 530
Immobilisations corporelles	36 995
Actions propres	82
Comptes de régularisation et actifs divers :	
Autres actifs	14 268
Comptes de régularisation	72 514
Total de l'actif	4 592 270

Passif	Montants
Opérations interbancaires et assimilées :	
Dettes envers les établissements de crédit	40 949
Opérations internes au Crédit agricole	2 469 886
Comptes créditeurs de la clientèle	1 183 309
Dettes représentées par un titre	262 906
Comtpes de régularisation et passifs divers :	
Autres passifs	10 650
Comptes de régularisation	73 332
Provisions et dettes subordonnées :	
Provisions pour risques et charges	19 476
Dettes subordonnées et titres participatifs	83 642
Fonds pour risques bancaires généraux (FRBG)	21 578
Capitaux propres hors FRBG :	
Capital souscrit	74 594
Primes d'émission	140 370
Réserves	211 556
Provisions réglementées et subvention d'investissement	22
Total du passif	4 592 270

Hors bilan	Montants
Engagements donnés :	
Engagements de financement	765 100
Engagements de garantie	152 378
Engagements reçus :	
Engagements de financement	11 217
Engagements de garantie	384 979

31348

CAP GEMINI SA

Société anonyme au capital de 1 003 814 120 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés.
(Hors taxes, en millions d'euros.)

1°) Société-mère :

	2002	2001	Variation
Premier trimestre	47	44	5,3 %
Deuxième trimestre	104	120	– 13,2 %
Troisième trimestre	41	56	– 25,9 %
Total des trois premiers trimestres	192	220	– 12,7 %

2°) Groupe consolidé :

	2002	2001	Variation
Premier trimestre	1 873	2 214	– 15,4 %
Deuxième trimestre	1 860	2 226	– 16,4 %
Troisième trimestre	1 627	1 972	(*) – 17,5 %
Total des trois premiers trimestres	5 360	6 412	(*) – 16,4 %

(*) A taux de change et périmètre constants, cette décroissance est de 14,3 % pour les 9 premiers mois de 2002 par rapport aux 9 premiers mois de 2001 et de 14,2 % pour le troisième trimestre 2002 par rapport au troisième trimestre 2001.

31327

DELACHAUX SA

Société anonyme au capital de 6 892 032 €.
Siège social : 119, avenue Louis Roche, Gennevilliers (92).
562 036 574 R.C.S. Nanterre.

Chiffres d'affaires comparés des 3e trimestres 2002/2001.
(En milliers d'euros.)

	2002	2001
Maison-mère :		
Premier trimestre	28 471	39 792
Deuxième trimestre	23 296	43 771
Troisième trimestre	15 297	36 774
Total	67 064	120 337
Consolidé :		
Premier trimestre	77 035	75 937
Deuxième trimestre	72 465	91 425
Troisième trimestre	64 497	84 951
Total	213 997	252 313

31239

DISTRIBORG GROUPE

Société anonyme au capital de 5 861 147,79 €.
Siège social : 217, chemin du Grand-Revoyet, 69230 Saint-Genis-Laval.
970 502 761 R.C.S. Lyon.

Chiffres d'affaires trimestriels comparés.
(En milliers d'euros.)

	2002	2001
Premier trimestre	68 772	69 254
Deuxième trimestre	69 870	73 204
Troisième trimestre	56 401	64 564
Total	195 043	207 022

A taux de change et périmètre constants, le chiffre d'affaires progresse de 0,53 %. Il tient compte de deux sorties de périmètre :
— En avril 2001, celle de la Société néerlandaise De Rit,
— En juillet 2002, celle de la Société anglaise Brewhurst,
toutes les deux rattachées juridiquement à d'autres sociétés néerlandaises du Groupe Wessanen, actionnaire de Distriborg Groupe.

31340

ESSILOR INTERNATIONAL

(Compagnie générale d'optique.)

Société anonyme au capital de 35 450 508,45 €.
Siège social : 147, rue de Paris, 94227 Charenton Cedex.
712 049 618 R.C.S. Créteil.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).

(En M€)	2001	2002
1°) Société-mère :		
Premier trimestre	153 620	162 951
Deuxième trimestre	146 666	165 189
Troisième trimestre	130 907	150 156
	431 193	478 296

FILE NO. 82-5065

16

03 DEC 10 AM 7:21

Exhibit 16

BALO Notice of February 28, 2003 regarding the publication of quarterly net sales revenues for 2002

Actif	Montant
A vue	730 301
A terme	3 841 198
Opérations avec la clientèle	63 783
Créances commerciales	—
Autres concours à la clientèle	62 733
Comptes ordinaires débiteurs	1 050
Affacturage	—
Obligations et autres titres à revenu fixe	157 802
Actions et autres titres à revenu variable	243 957
Participations et autres titres détenus à long terme	50 621
Parts dans les entreprises liées	70 706
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	265
Immobilisations corporelles	7 882
Capital souscrit non versé	—
Actions propres	—
Autres actifs	39 757
Comptes de régularisation	114 666
Total de l'actif	5 710 462

Passif	Montant
Banques centrales, C.C.P.	0
Dettes envers les établissements de crédit	3 912 949
A vue	1 860 301
A terme	2 052 648
Opérations avec la clientèle	52 134
Comptes d'épargne à régime spécial :	
A vue	—
A terme	—
Autres dettes :	
A vue	1 165
A terme	50 969
Dettes représentées par un titre	1 312 406
Bons de caisse	5 870
Titres du marché interbancaire et titres de créances négociables	616 723
Emprunts obligataires	689 813
Autres dettes représentées par un titre	
Autres passifs	113 483
Comptes de régularisation	36 663
Provisions pour risques et charges	7 668
Dettes subordonnées	182 161
Fonds pour risques bancaires généraux (FRBG)	3 500
Capitaux propres hors FRBG	89 497
Capital souscrit	27 480
Primes d'émission	—
Réserves	34 341
Ecart de réévaluation	1
Provisions réglementées et subventions d'investissement	27 675
Report à nouveau	0
Total du passif	5 710 462

Hors bilan	Montant
Engagements donnés :	
Engagements de financement :	
Engagements en faveur d'établissements de crédit	306 209
Engagements en faveur de la clientèle	14 705
Engagements de garantie :	
Engagements d'ordre d'établissements de crédit	153 661
Engagements d'ordre de la clientèle	555 288
Engagements sur titres :	
Titres acquis avec faculté de rachat ou de reprise	—
Autres engagements donnés	16 973
Engagements reçus :	
Engagements de financement :	
Engagement reçus d'établissements de crédit	0
Engagements de garantie :	
Engagements reçus d'établissements de crédit	815
Engagements sur titres :	
Titres vendus avec faculté de rachat ou de reprise	—
Autres engagements reçus	12 023

7687

CAISSE D'EPARGNE ET DE PREVOYANCE D'AUVERGNE

Société anonyme coopérative à directoire et conseil d'orientation et de surveillance au capital de 67 801 000 €.
Siège social : 63, rue Montlosier, 63961 Clermont-Ferrand Cedex 9.
382 742 013 R.C.S. Clermont-Ferrand.

Situation au 31 décembre 2002.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	18 332
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	2 805 644
Opérations avec la clientèle	1 864 625
Obligations et autres titres à revenu fixe	687 199
Actions et autres titres à revenu variable	404 253
Participations et activités de portefeuille	53 430
Parts dans les entreprises liées	57 592
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	
Immobilisations corporelles	
Capital souscrit non versé	
Actions propres	
Autres actifs	
Comptes de régularisation	
Total de l'actif	

Passif	Montant
Banques centrales, C.C.P.	
Dettes envers les établissements de crédit	
Opérations avec la clientèle	
Dettes représentées par un titre	
Autres passifs	
Comptes de régularisation	
Provisions pour risques et charges	82 654
Dettes subordonnées	15 310
Fonds pour risques bancaires généraux	30 327
Capitaux propres hors FRBG	226 165
Capital souscrit	67 801
Primes d'émission	—
Réserves	138 615
Ecarts de réévaluation	—
Provisions réglementées et subventions d'investissement	317
Report à nouveau	19 432
Total du passif	6 156 496

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	251 693
Engagements de garantie	84 132
Engagements sur titres	—
Engagements reçus :	
Engagements de financement	45 000
Engagements de garantie	5 328
Engagements sur titres	—

37692

CAP GEMINI SA

Société anonyme au capital de 1 003 814 120 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés.
(Hors taxes, en millions d'euros.)

	2002	2001	Variation
1°) Société-mère :			
Premier trimestre	47	44	5,3 %
Deuxième trimestre	104	120	– 13,2 %
Troisième trimestre	41	56	– 25,9 %
Quatrième trimestre	56	79	– 29,1 %
Total des quatre premiers trimestres	248	299	– 17,1 %
2°) Groupe consolidé :			
Premier trimestre	1 873	2 214	– 15,4 %
Deuxième trimestre	1 860	2 226	– 16,4 %

	2002	2001	Variation
Troisième trimestre	1 627	1 972	– 17,5 %
Quatrième trimestre	1 687	2 004	– 15,8 %
Total des quatre premiers trimestres	7 047	8 416	(*) – 16,3 %

(*) A taux de change et périmètre constants, cette décroissance est de 13,9 %.

Comparé à celui du troisième trimestre 2002, le chiffre d'affaires du quatrième trimestre 2002 est en croissance de 3,7 % et de 4,2 % à taux de change et périmètre constants.

37702

SOCIETE FERMIERE DU CASINO MUNICIPAL DE CANNES

Société anonyme au capital de 2 157 192 €.
Siège social : 1, espace Lucien Barrière, 06400 Cannes.
695 720 284 R.C.S. Cannes.
Exercice social : du 1er novembre au 31 octobre.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 octobre 2002.
(En milliers d'euros.)

Actif	31/10/02				31/10/01	31/10/00
	Notes	Brut	Amortissements provisions	Net	Net	Net
Immobilisations incorporelles	4	305	269	36	21	12
Immobilisations corporelles	5	18 632	9 608	9 024	9 218	9 268
Immobilisations financières	6	100 596	27 395	73 201	72 439	84 635
Actif immobilisé		119 533	37 272	82 261	81 678	93 915
Stocks et en-cours		327		327	294	223
Avances et acomptes versés sur commandes		49		49	249	48
Clients et comptes rattachés	7	4 217	3 157	1 060	913	1 464
Autres créances	7	9 497	1 393	8 104	9 094	11 526
Valeurs mobilières de placement	7	3 015	1 273	1 742	1 605	2 264
Disponibilités		554		554	2 201	1 451
Actif circulant		17 659	5 823	11 836	14 355	16 975
Comptes de régularisation		602		602	919	1 298
Total de l'actif		137 794	43 095	94 699	96 951	112 188

Les notes annexées font partie intégrante des comptes sociaux.

Passif	Notes	31/10/02	31/10/01	31/10/00
Capital social		2 157	2 157	2 055
Primes d'émission, de fusion, d'apport		31 395	31 395	31 497
Ecarts de réévaluation	3	7 354	7 354	7 354
Réserve légale		61	61	61
Autres réserves		455	455	455
Report à nouveau	10	– 12 067	– 1 299	– 259
Résultat de l'exercice	10	999	– 10 768	– 1 039
Provisions réglementées				
Total	9	30 354	29 355	40 124
Provisions pour risques et charges		2 482	2 490	4 900
Emprunts et dettes auprès des établissements de crédit	12	24 053	20 597	24 196
Emprunts et dettes financières diverses	12	27 314	32 652	33 330
Avances et acomptes reçus sur commandes en cours		247	329	197
Dettes fournisseurs et comptes rattachés	7	1 287	1 319	1 552
Dettes fiscales et sociales	7	7 027	7 490	5 932
Dettes sur immobilisations et comptes rattachés	7	198	190	243
Autres dettes		1 736	2 528	1 714
Total des dettes		61 862	65 106	67 163
Comptes de régularisation				
Total du passif		94 699	96 951	112 188

II. — Compte de résultat.
(En milliers d'euros.)

	Notes	2001/2002	2000/2001	1999/2000
Volume d'affaires		63 100	64 023	63 798
Prélèvements		32 979	31 749	33 352
Chiffre d'affaires	15	30 121	32 274	30 445
Subventions d'exploitation	16		238	110
Reprises sur amortissements provisions TSF charges	16	1 736	1 830	1 898
Autres produits d'exploitation	16	31	26	5
Total produits d'exploitation		31 888	34 368	32 457
Achats et charges externes		11 822	11 503	10 625
Impôts et taxes		2 165	2 258	2 048
Charges de personnel		15 073	14 650	12 781
Dotations amortissements et provisions		2 433	5 005	3 202
Autres charges d'exploitation		1 305	1 387	1 189
Total charges d'exploitation		32 798	34 802	29 845
Résultat d'exploitation		– 910	– 435	2 612
Opérations en commun		57	41	42
Résultat financier	25	1 737	– 11 311	– 2 815
Résultat courant		884	– 11 704	– 160
Résultat exceptionnel	18	– 1 530	– 1 023	– 3 357
Impôts sur les bénéfices	19	– 1 645	– 1 959	– 2 479
Résultat net		999	– 10 768	– 1 039

III. — Projet d'affectation du résultat.

Le conseil d'administration propose à l'assemblée générale d'affecter le résultat de l'exercice soit (en €) :

Bénéfice de l'exercice 2002	998 622
Report à nouveau	– 12 066 947
De la façon suivante :	
Report à nouveau	– 11 068 325
Distribution de dividende	0

IV. — Tableau de flux de trésorerie.
(En milliers d'euros.)

	2001/2002	2000/2001	1999/2000
Flux de trésorerie liés à l'activité :			
Résultat net	999	– 10 768	– 1 039
Elimination des charges et produits sans incidence :			
Amortissements et provisions (1)	1 888	11 496	15 466
Plus-value de cession, nettes d'impôt	2	269	– 5
Subventions d'investissements			
Profit sur remboursement d'emprunt			– 10 550
Marge brute d'autofinancement	2 889	997	3 872
Variation du besoin en fonds de roulement	– 1 459	2 761	– 260
Flux net de trésorerie généré par l'activité	1 430	3 758	3 612
Flux de trésorerie liés aux opérations d'investissement :			
Investissements corporels et incorporels	– 1 368	– 1 708	– 6 863
Investissements financiers	– 763		38

FILE NO. 82-5065

(17)

03 DEC 10 AM 7:21

Exhibit 17

BALO Notice of April 25, 2003 regarding the publication of the annual financial statements for 2002

CAMAIEU

Société anonyme à directoire et conseil de surveillance au capital de 24 240 816 €.
Siège social : 211, avenue Brame, 59100 Tourcoing.
330 345 927 R.C.S. Roubaix-Tourcoing.

Chiffres d'affaires consolidés 2003.
(En millions d'euros.)

	2002	2003	Variation
Premier trimestre	68,0	79,5	+ 16, 9 %

41044

CAP GEMINI

Société anonyme à conseil d'administration au capital de 1 003 832 840 €.
Siège social : 11, rue de Tilsitt, Paris (17e).
330 703 844 R.C.S. Paris.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan aux 31 décembre 2001 et 2002.
(En milliers d'euros.)

Actif	Exercice 2001	Exercice 2002		
	Net	Montant brut	Amortissements ou provisions	Net
Immobilisations incorporelles :				
Marques, droits et valeurs similaires	6 876	32 063	– 25 279	6 784
Immobilisations corporelles :				
Terrains	1	1		1
Constructions		7	– 7	
Autres	224	224		224
Immobilisations financières :				
Titres de participations	10 891 280	11 470 547	– 4 928 704	6 541 843
Créances rattachées à des participations (1)	114 222	184 741		184 741
Titres de l'activité de portefeuille	95	206	– 111	95
Actif immobilisé	11 012 698	11 687 789	– 4 954 101	6 733 688
Autres créances (1)	31 400	94 837		94 837
Entreprises liées et associées (1)	206 368	131 678		131 678
Débiteurs divers (1)	3	45		45
Valeurs mobilières de placement	316 380	386 556		386 556
Disponibilités	69 992	6 552		6 552
Actif circulant	624 143	619 668		619 668
Charges constatées d'avance (1)	11	17		17
Charges à répartir	1 238	967		967
Ecarts de conversion actif	7	67		67
Autres actifs	1 256	1 051		1 051
Total actif	11 638 097	12 308 508	– 4 954 101	7 354 407
(1) Dont à moins d'un an	351 684	410 999		410 999

Passif	Exercice 2001	Exercice 2002
Capital (entièrement versé)	1 001 954	1 003 833
Primes d'émission, de fusion et d'apport	11 771 288	11 711 737
Réserve légale	99 444	99 444
Réserves réglementées	41 781	41 781
Autres réserves	171 606	171 606
Report à nouveau	202 277	– 1 671 425
Résultat de l'exercice	– 1 873 798	– 4 135 355
Capitaux propres	11 414 552	7 221 621
Provisions pour risques et charges	14 007	25 266
Emprunts et dettes auprès des établissements de crédits		13 986
Autres dettes financières	5 899	
Dettes financières (2)	5 899	13 986
Dettes fournisseurs et comptes rattachés	2 248	1 436
Dettes fiscales et sociales	122 899	9 861
Entreprises liées et associées (2)	77 969	81 215
Autres dettes (2)	6	845
Produits constatés d'avance	455	168
Ecarts de conversion passif	62	9
Autres dettes	203 639	93 534
Total passif	11 638 097	7 354 407
(2) Dont à moins d'un an	83 874	96 046

II. — Compte de résultats pour les exercices clos le 31 décembre 2001 et 2002.
(En milliers d'euros.)

	Exercice 2001	Exercice 2002
Redevances	178 711	157 859
Reprises sur amortissements et provisions, transferts de charges	1 350	
Autres produits	3 504	3 707
Total des produits d'exploitation	183 565	161 566
Autres achats et charges externes	11 491	11 278
Impôts, taxes et versements assimilés	1 920	2 790
Salaires et charges sociales	898	
Dotations aux amortissements	2 855	2 710
Autres charges	576	487
Total des charges d'exploitation	17 740	17 265
Résultat d'exploitation	165 825	144 301
Produits financiers de participation (1)	88 681	63 397
Produits des autres valeurs mobilières et créances de l'actif immobilisé (1)	7 220	5 405
Autres intérêts et produits assimilés (1)	7 637	5 650
Reprises sur provisions	124	7
Différences positives de change	1 839	978
Produits nets sur cessions de valeurs mobilières de placement	11 498	11 048
Total des produits financiers	116 999	86 485
Dotations financières aux amortissements et provisions	2 071 322	4 707 403
Intérêts et charges assimilées (2)	4 222	5 214
Différences négatives de change	928	3 109
Total des charges financières	2 076 472	4 715 726
Résultat financier	– 1 959 473	– 4 629 241
Résultat courant avant impôts	– 1 793 648	– 4 484 940
Sur opérations de gestion	8 533	19 442
Sur opérations en capital	142 824	5 475 408
Reprises sur provisions et transferts de charges		2 015 702
Total des produits exceptionnels	151 357	7 510 552
Sur opérations de gestion	23 213	4 008
Sur opérations en capital	144 483	7 238 832
Dotations aux provisions		10 117
Total des charges exceptionnelles	167 696	7 252 957
Résultat exceptionnel	– 16 339	257 595
Impôt sur les bénéfices	– 63 811	91 990
Résultat net	– 1 873 798	– 4 135 355
(1) Dont produits concernant les entreprises liées	95 892	70 844
(2) Dont intérêts concernant les entreprises liées	2 538	2 206

III. — Tableau des filiales et participations.

(En milliers d'euros)	Capital	Autres capitaux propres (résultat inclus) (1)	Quote-part du capital détenu (%)	Nombre d'actions détenues	Valeur comptable des titres détenus		Prêts et avances consentis	Cautions et avals donnés	Chiffre d'affaires 2002	Dividendes encaissés
					Brute	Nette				
Filiales :										
Cap Gemini North America	919	2 012 724	100,00	964 000	5 475 406	2 087 406	487	266 997		
CGS Holdings Ltd (UK)	662 318	1 081	100,00	453 513 903	570 547	570 547	116 279	15 373		
Gemini Consulting Holding Ltd (UK)		10 537	100,00	1 083	23 476	23 476				
Cgey Oldco Ltd (UK)	15 994	33 317	100,00	1 033 938 857	801 294	392 294				
Cgey Old Ireland Ltd	91	216	100,00	71 664	15 766	15 766				
Cgey AB (Suède)	2 188	177 248	100,00	20 031	268 124	268 124		8 741	2 637	
Cgey Norge AS (Norvège)	6 253	6 595	21,00	9 500	29 584	29 584			99 470	
Cgey Finland Oy	1 177	9 313	14,00	2 000	7 759	7 759			46 757	
Cap Gemini Europe BV (Hollande)	88 000	199 000	100,00	194 100	252 868	252 868				
Cap Gemini NV (Benelux)	4 762	496 309	99,85	43 287 967	1 184 228	1 108 228				9 160
Cgey Deutschland Holding GmbH (Allemagne)	91 794	35 390	94,40	1	571 089	440 089	15 500	50 000		
Cgey Deutschland GmbH (Allemagne)	11 703	73 059	2,90	1	9 754	9 754	11 000		188 970	
Cgey Consultants Osterreich AG (Autriche)	267	736	100,00	36 791	39 108	27 408			25 296	
Cgey Suisse	3 741	508	100,00	5 434	36 293	29 293			38 974	
Cgey Polska Sp Z.o.o (Pologne)	1 168	– 3 006	100,00	37 000	13 863	5 363			6 508	
Cgey France S.A.S	39 597	76 697	100,00	2 474 197	380 899	380 899		24 835	1 046 164	44 536
Cap Gemini Telecom S.A.S (France)	141 695	354 384	95,15	8 426 908	807 279	611 279				7 584
Cgey Italia Spa (Italie)	5 359	– 30 753	100,00	1 038 575	411 089	8 213		2 002	115 495	
Cgey Espana SL (Espagne)	13 294	19 531	100,00	132 938	112 404	82 733	26 000	19 210	137 407	
Cgey Portugal Serviços de Consultoria e Informatica S.A. (Portugal)	9 202	– 3 069	100,00	1 840 272	30 115	22 115	3 000		34 644	
Cap Gemini Asia Pacific Pte (Singapour)	94 020	– 2 918	100,00	171 108 000	102 166	54 166	2 853	32 421	4 811	
Cgey Australia Pty Ltd (Australie)	72 197	– 68 178	100,00	631 979	139 035	29 735	7 320		45 377	
Cgey New Zealand Ltd (Nle Zélande)	2 592	– 8 088	100,00	1 000 000	35 564				11 443	
Sogeti France S.A.S	8 953	9 424	81,66	7 311 031	33 680	33 680			148 331	
Cap Gemini Service S.A.S (France)	1 050	– 2 132	100,00	1 500 000	42 763			1 453	162 819	
SCI Paris Etoile	1	2 017	100,00	9 999	48 479	30 634			2 564	2 111
SCI du Château de Béhoust	2	2	99,00	99	2	2		31 056	3 821	
Immobilière les Fontaines SARL	7 500	488	100,00	499 000	12 982	12 982		93 305	1 250	
Autres France	na	na	na	na	627	627	na	na	na	na
Autres étrangers	na	na	na	na	12 714	5 229	na	na	na	na

Participations : Au 31 décembre 2002, le montant des titres de participation détenus par Cap Gemini S.A. n'est pas significatif.

(1) Autres que le capital et avant affectation du résultat de l'exercice.
na : non applicable.

Les résultats nets des filiales et participation ne sont pas fournis compte tenu du caractère préjudiciable que pourrait avoir leur divulgation sur la stratégie commerciale et financière.

La société Cap Gemini S.A. est la société tête de groupe de l'intégration fiscale française composées de 12 sociétés. Sur l'exercice 2002, l'impact de l'intégration fiscale sur le résultat de Cap Gemini S.A. est un gain de 8 milliers d'euros.

IV. — Variation des capitaux propres.

(En milliers d'euros)	2001	Affectation du résultat 2001	Autres mouvements	2002
Capital social	1 001 954		1 879	1 003 833
Prime d'émission, de fusion et d'apport	11 771 288	– 50 098	– 9 453	11 711 737
Réserve légale	99 444			99 444
Réserves réglementées	41 781			41 781
Autres réserves	171 606			171 606
Report à nouveau	202 277	– 1 873 702		– 1 671 425
Dividendes distribués		50 002	– 50 002	
Résultat de l'exercice	– 1 873 798	1 873 798	– 4 135 355	– 4 135 355
Total	11 414 552		– 4 192 931	7 221 621

V. — Résultats des cinq derniers exercices.

(En milliers d'euros)	1998	1999	2000	2001	2002
I. Capital en fin d'exercice :					
Capital social	421 556	623 561	994 444	1 001 954	1 003 833
Nombre d'actions ordinaires existantes	69 130 658	77 945 108	124 305 544	125 244 256	125 479 105
Nombre maximal d'actions futures à créer :					
Par conversion d'obligations					

(En milliers d'euros)	1998	1999	2000	2001	2002
Par exercice de droits de souscription d'actions......	7 085 035	6 038 838	7 487 783	10 463 754	10 951 340
II. Opérations et résultats de l'exercice :					
Total des produits d'exploitation....	100 203	108 489	195 692	183 565	161 566
Total des produits d'exploitation et financiers....	230 173	257 509	329 495	300 563	248 051
Résultat avant impôts et charges calculées (amortissements et provisions) ...	147 343	164 693	395 229	264 066	– 1 522 824
Impôts sur les bénéfices....	24 716	34 079	32 174	63 811	– 91 990
Résultats après impôts et charges calculées (amortissements et provisions)...	103 319	149 047	318 152	– 1 873 798	– 4 135 355
Résultat distribué........	57 964	77 945	(a) 64302	50 002	(b) 0
III. Résultat par action (en euros) :					
Résultat après impôts mais avant charges calculées (amortissements et provisions).....	1,77	1,68	2,92	1,60	– 11,40
Résultats après impôts et charges calculées (amortissements et provisions)...	1,49	1,91	2,56	– 14,96	– 32,96
Dividende attribué à chaque action (net)...	0,84	1,00	1,20	0,40	(b) 0
IV. Personnel :					
Effectif moyen de salariés employés pendant l'exercice....					
Montant de la masse salariale de l'exercice....					
Montant des sommes versées au titre des avantages sociaux de l'exercice....					

(a) Le dividende effectivement payé s'élève à 148 900 K€ auquel il convient de rajouter le montant du précompte de 15 402 K€.

(b) Sous réserve de l'approbation par l'assemblée générale mixte du 7 mai 2003.

VI. — **Projet d'affectation du résultat.**

Le conseil d'administration vous propose d'imputer tant la perte de l'exercice qui s'élève à 4 135 354 729,35 € que la totalité du compte « Report à nouveau » s'élevant à 1 671 424 787,73 € sur le compte « Prime d'apport » qui sera de ce fait ramené de 9 010 168 981,60 € à 3 203 389 464,52 €.

Compte tenu du résultat déficitaire 2002 du groupe, il vous est également proposé de ne pas distribuer de dividendes au titre de l'exercice 2002. En application des dispositions de l'article 243 *bis* du Code général des impôts, il est rappelé à l'assemblée générale qu'il a été procédé à la distribution d'un dividende de 50 097 702,40 € (0,40 € x 125 244 256 actions) au titre de l'exercice 2001, de 149 166 652,80 € (1,20 € x 124 305 544 actions) au titre de l'exercice 2000 et de 77 945 108 € (1 € x 77 945 108 actions) au titre de l'exercice 1999.

VII. — **Annexe aux comptes sociaux.**

I. – Principes comptables.

Les comptes annuels sont établis conformément aux dispositions de la législation française et aux pratiques comptables généralement admises en France.

Les principales méthodes utilisées sont les suivantes :

Immobilisations incorporelles. — Les logiciels et droits d'usage acquis en pleine propriété, ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée maximale de trois ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à la valeur d'utilité pour la société.

Immobilisations corporelles. – Les immobilisations corporelles figurent au bilan à leur coût d'acquisition. L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée. La durée d'amortissement des constructions est de 30 ans.

Immobilisations financières. — La valeur brute des titres de participation et des autres titres immobilisés figurant au bilan est constituée par leur coût d'acquisition. La valeur d'inventaire des titres correspond à leur valeur d'utilité pour l'entreprise. Elle est déterminée en tenant compte de la quote-part de situation nette ré-estimée ou des perspectives de rentabilité. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.

Valeurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. Dans le cas de titres cotés, cette évaluation est effectuée sur la base des cours de bourse à la date de clôture de l'exercice.

Opérations en devises. — Les dettes, créances, disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice ou au cours de couverture. La différence résultant de conversion des dettes et des créances en devises à ce dernier cours est portée au bilan en « écarts de conversion ».

Créances. — La comptabilisation des factures à émettre ou des factures émises d'avance, à la clôture de l'exercice, est faite hors T.V.A.

Dettes. — La comptabilisation des charges à payer, à la clôture de l'exercice, est faite hors T.V.A.

Intégration fiscale. — De 1980 à 1987, la société et ses filiales françaises, détenues à 95 % au moins, bénéficiaient de l'agrément prévu à l'article 209 *sexies* du Code général des impôts.

A compter du 1er janvier 1988, l'ensemble de ces sociétés ont opté pour le régime fiscal des groupes de sociétés prévu par l'article 68 de la loi du 30 décembre 1987. Les économies d'impôt réalisées par le groupe liées aux déficits sont conservées chez la société-mère et sont considérées comme un gain immédiat de l'exercice.

Instruments financiers. — Toutes les positions de change et de taux d'intérêt sont prises au moyen d'instruments cotés sur des marchés organisés ou de gré à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couverture sont comptabilisés de manière symétrique aux résultats sur les éléments couverts.

II. – Bilan et compte de résultats de la société Cap Gemini S.A.

1. Immobilisations :

(En milliers d'euros)	Valeur brute (début d'exercice)	Augmentations	Diminutions	Valeur brute (fin d'exercice)
Immobilisation incorporelles :				
Marques, droits et valeurs similaires............	29 716	2 347		32 063
Sous-total............	29 716	2 347		32 063
Immobilisations corporelles :				
Terrains............	1			1
Constructions	7			7
Autres	224			224
Sous-total............	232			232
Immobilisations financières :				
Titres de participation.....	13 129 432	5 599 952	– 7 258 837	11 470 547
Créances rattachées à des participations........	114 222	119 299	– 48 780	184 741
Titres de l'activité de portefeuille............	206			206
Sous-total............	13 243 860	5 719 251	– 7 307 617	11 655 494
Total des immobilisations............	13 273 808	5 721 598	– 7 307 617	11 687 789

Amortissements et provisions sur immobilisations :

(En milliers d'euros)	Amortissements et provisions (début d'exercice)	Dotations	Reprises	Amortissements et provisions (fin d'exercice)
nobilisations incorporelles :				
Marques, droits et valeurs similaires	22 840	2 439		25 279
nobilisations corporelles :				
Constructions	7			7
nobilisations financières :				
Provisions sur titres de participation	2 238 152	4 713 454	– 2 022 902	4 928 704
Provisions sur titres de l'activité de portefeuille	111			111
Total des amortissements et provisions	2 261 110	4 715 893	– 2 022 902	4 954 101

– Provisions sur titres de participation : La réorganisation de nos activi- Nord-américaines, survenue en début de l'exercice s'est notamment tra- te par la cession des titres de participations de notre filiale américaine int fait l'objet d'une provision dans les comptes de la société au 31 dé- nbre 2001. Cette provision a été reprise cette année afin de compenser la ins-value réalisée lors de cette vente à notre nouvelle holding américaine, p Gemini North America, filiale à 100 % de Cap Gemini S.A.

En outre et afin de tirer les conséquences de l'évolution des valorisations secteur et des conditions de marché, l'ensemble des valeurs comptables s titres de participation inscrits au bilan de la société ont été réévaluées. tte réévaluation, effectuée par référence à une valeur d'estimation appré- e en fonction d'une valeur de marché et d'une valeur d'utilité pour le oupe identique à celle retenue pour les comptes consolidés, a conduit la ciété à constater une provision sur titres pour un montant de 4 706 millions euros.

3. Immobilisations financières :

a) Titres de participation :

– Exercice 2001 :

* Le 28 avril 2001, Cap Gemini S.A. a acheté 5,6 % du capital de Cap Gemini NV pour un montant de 164 millions d'euros, portant ainsi sa participation dans cette filiale à 99,8 % ;

* Au cours de l'exercice, Cap Gemini S.A. a procédé à des augmentations de capital en numéraire de ses filiales opérationnelles à Singapour, au Portugal, en Pologne pour un montant total de 61 millions d'euros ;

* Conformément aux accords conclus lors de l'apport de l'activité de conseil d'Ernst & Young et en application de la septième résolution de l'assemblée générale du 16 mai 2001, 208 370 actions Cap Gemini S.A. restituées à la société par des personnes devenues salariés du groupe et l'ayant quitté, ont été annulées pour un montant de 36 millions d'euros. Au 31 décembre 2001, le nombre d'actions Cap Gemini S.A. restituées à compter du 1er avril 2001 s'élève à 23 654 pour un montant total de 2 383 milliers d'euros.

– Exercice 2002 :

* Dans le cadre de la réorganisation des activités Nord-américaines du groupe, la société a cédé les titres de participation de ses filiales américaine et canadienne à une nouvelle holding, Cap Gemini North America Inc, détenue à 100 % par Cap Gemini S.A. ;

* Au cours de l'exercice, Cap Gemini S.A. a procédé à des augmentations de capital en numéraire de ses filiales opérationnelles en Italie et en Suisse pour un montant total de 82 800 milliers d'euros, ainsi qu'à une augmentation de capital en numéraire, pour un montant de 12 974 milliers d'euros, en faveur de la SARL Immobilières les Fontaines qui détient le nouveau centre de formation du groupe ;

* Au cours de l'exercice, le groupe a regroupé son activité d'ingénierie informatique de proximité aux seins de structures juridiques Sogeti. Ces restructurations internes ont donné naissance à des filiales Sogeti dans divers pays - Etats-Unis, Benelux, France, Suisse, Allemagne, Suède, Espagne et Belgique - directement ou indirectement détenues par Cap Gemini S.A. ;

* Au Benelux, Cap Gemini S.A. a acquis le solde des intérêts minoritaires de sa filiale Cap Gemini NV qu'elle détient désormais à 100 % ;

* Conformément aux accords conclus lors de l'apport de l'activité de conseil d'Ernst & Young et en application de la onzième résolution de l'assemblée générale du 25 avril 2002, 237 352 actions Cap Gemini S.A. restituées à la société par des personnes devenues salariés du groupe et l'ayant quitté, ont été annulées pour un montant de 20 005 milliers d'euros. Au 31 décembre 2002, le nombre d'actions Cap Gemini S.A. restituées à compter du 15 mars 2002 et non encore annulées s'élève à 43 187 pour un montant total de 1 591 milliers d'euros.

b) Titres de l'activité de portefeuille : Les titres de l'activité de portefeuille sont principalement constitués d'une participation minoritaire dans la sociétés Siparex.

(En milliers d'euros)	Valeur nette comptable	Valeur estimative		
		Au coût de revient	Au cours de bourse	Total
Montant au 31 décembre 2001	95	95		95
Acquisitions de l'exercice				
Cessions de l'exercice				
Montant au 31 décembre 2002	95	95		95

4. Valeurs mobilières de placement. — Les valeurs mobilières de placement au 31 décembre 2002 se présentent de la façon suivante :

(En milliers d'euros)	Valeur liquidative	Valeur nominale	Valeur au bilan
Titres cotés :			
Actions de Sicav	42 212	42 209	42 209
Fonds communs de placement	252 917	252 902	252 902
Obligations convertibles	10 045	10 045	10 045
Titres non cotés :			
Certificats de dépôts négociables	36 400	36 400	36 400
Billets de trésorerie	45 000	45 000	45 000
Total	386 574	386 556	386 556

5. Etat des échéances des créances à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
De l'actif immobilisé :			
Créances rattachées à des participations	184 741	184 741	
De l'actif circulant :			
Etat et autres collectivités :			
Impôts sur les bénéfices (*)	93 697	3 427	90 270
Taxe sur la valeur ajoutée	999	999	
Autres créances :			
Entreprises liées et associés	131 678	131 678	
Débiteurs divers	45	45	
Charges constatées d'avance	17	17	
Total	411 177	320 907	90 270

(*) Dont créance liée au report en arrière des déficits fiscaux pour un montant de 90 270 milliers d'euros.

6. Charges à répartir :

(En milliers d'euros)	Montant brut d'origine	Amortissements (1)	Montant fin d'exercice
Frais d'émission sur syndication	1 350	– 383	967
Total	1 350	– 383	967

(1) Amortissements sur 5 ans.

7. Capital social et primes d'émission, de fusion et d'apport :

(En milliers d'euros)	Nombre d'actions	Capital social	Primes d'émission de fusion et d'apport
Au 31 décembre 2000 (nominal 8 €)	124 305 544	994 444	11 784 198
Réduction de capital pour annulation des actions restituées par d'ex-associés d'Ernst & Young ayant quitté le groupe	– 208 370	– 1 667	– 34 278
Augmentation de capital en numéraire consécutive à la levée de 1 147 082 options de souscription d'actions qui a donné lieu à la création de 1 147 082 actions nouvelles	1 147 082	9 177	21 368
Au 31 décembre 2001 (nominal 8 €)	125 244 256	1 001 954	11 771 288
Paiement du dividende prélevé sur la prime d'apport			– 50 098

(En milliers d'euros)	Nombre d'actions	Capital social	Primes d'émission de fusion et d'apport
Réduction de capital pour annulation des actions restituées par d'ex-associés d'Ernst & Young ayant quitté le Groupe	– 237 352	– 1 899	– 18 106
Augmentation de capital en numéraire consécutive à la levée de 472 201 options de souscription d'actions qui a donné lieu à la création de 472 201 actions nouvelles	472 201	3 778	8 653
Au 31 décembre 2002 (nominal 8 €)	125 479 105	1 003 833	11 711 737

8. Plans d'options de souscription d'actions. — L'assemblée générale des actionnaires a autorisé le 24 mai 1996 et le 23 mai 2000 le directoire puis le conseil d'administration à consentir à un certain nombre de collaborateurs du groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces 2 plans, en vigueur au 31 décembre 2002, sont résumées dans le tableau ci-après :

	Plan 1996	Plan 2000	
	(Plan n° 4)	(Plan n° 5)	
Date de l'assemblée	24/05/96	23/05/00	
Nombre total d'options pouvant être consenties	6 000 000	12 000 000	
Date des premières attributions au titre et condition de ce plan	01/07/96	01/09/00	01/10/01
Délai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances précédant l'octroi	80 %	80 %	100 %
Prix de souscription (par action et en euros) des différentes attributions :			
Plus bas	39,52	139,00	24,00
Plus haut	178,00	161,00	60,00
Nombre total d'actions souscrites au 31 décembre 2002	1 423 465		
Nombre d'actions au 31 décembre 2002 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(1) 3 149 390	(2) 2 286 950	(3) 5 515 000
Dont options détenues par deux des onze membres du conseil d'administration	70 000		95 000

(1) Soit 358 411 actions au prix de 39,52 €, 450 239 actions au prix de [illegible]5,98 €, 473 415 actions au prix de 87,96 €, 197 200 actions au prix de [illegible]14 €, 473 325 actions au prix de 118 €, 485 800 actions au prix de 178 €, [illegible]4 000 actions au prix de 161 €, et 347 000 actions au prix de 144 €.

(2) Soit 1 210 950 actions au prix de 161 € et 1 076 000 actions au prix [illegible] 139 €.

(3) 3 064 000 actions au prix de 60 € et 2 451 000 actions au prix de [illegible] €.

Il est rappelé que dans l'hypothèse d'une publication par la société des [Bo]urses françaises d'un avis de recevabilité d'une offre publique visant la [to]talité des titres de capital et des titres donnant accès au capital ou aux droits [de] vote de la société, les titulaires d'options de souscription d'actions pour[ro]nt - s'ils le souhaitent - lever aussitôt la totalité des options qui leur ont [ét]é consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s)).

9. Provisions pour risques et charges :

(En milliers d'euros)	Montant début d'exercice	Dotations	Reprises	Montant fin d'exercice
Provisions pour risques et charges :				
Sur pertes de change	7	67	– 7	67
Sur autres risques	14 000	11 199		25 199
Total	14 007	11 266	– 7	25 266

La dotation 2002 correspond principalement à une provision de 10 117 milliers d'euros constatée sur le site de Béhoust, qui abritait jusqu'à fin 2002 l'université du groupe.

10. Etat des échéances des dettes à la clôture de l'exercice :

(En milliers d'euros)	Montant brut	A un an au plus	A plus d'un an
Emprunts et dettes auprès des établissements de crédit	13 986	13 986	
Entreprises liées et associés	80 715	80 715	
Autres dettes	845	845	
Total	95 546	95 546	

11. Charges à payer (en milliers d'euros) :

Montants des charges à payer rattachées aux postes suivants du bilan	Montant
Dettes financières :	
Intérêts rattachés	
Autres dettes :	
Dettes fournisseurs et comptes rattachés	1 436
Dettes fiscales et sociales	9 861
Autres dettes	500
Total	11 797

12. Ecarts de conversion sur créances et dettes en monnaies étrangères (en milliers d'euros) :

Nature des écarts	Montant actif	Montant passif	Provision pour pertes de change
Sur immobilisations financières			
Sur autres créances / dettes	67	9	67
Total	67	9	67

13. Résultat exceptionnel :

(En milliers d'euros)	Montant
Cessions internes de titres de participations :	
Prix de vente	5 475 408
Reprise sur provisions	2 015 702
Valeurs comptables	– 7 238 832
	252 278
Retour d'actions Cap Gemini S.A.	19 213
Provision sur site de Béhoust	– 10 117
Autres	– 3 779
Résultat exceptionnel	257 595

Le résultat exceptionnel est principalement constitué :

— de la plus-value nette réalisée lors de la réorganisation des activités Nord-américaines du groupe. Cette réorganisation a consisté en une cession des titres de participations de ses filiales américaines et canadiennes à une nouvelle holding, Cap Gemini North America, détenue à 100 % ;

— du produit résultant du retour d'actions Cap Gemini S.A., restituées par d'ex-associés d'Ernst & Young pour un montant de 19 213 milliers d'euros ;

— d'une provision de 10 117 milliers d'euros constatée sur le site de Béhoust, qui abritait jusqu'à fin 2002 l'université du groupe.

14. Impôt sur les bénéfices. — Le résultat de l'intégration fiscale française étant déficitaire, la société a pu reconnaître un profit d'impôt qui correspond essentiellement au report en arrière (« carry-back ») du déficit 2002 sur le résultat fiscal non distribué de 2001 pour un montant de 89 951 milliers d'euros et générer un report en avant de déficits de 1 584 784 milliers d'euros représentant une économie d'impôt potentielle de 561 489 milliers d'euros, au taux d'impôt courant de 35,43 %.

III. – Autres informations.

15. Engagements hors bilan :

a) Engagements donnés :

(En milliers d'euros)	Montant
Cautions bancaires données au profit des filiales :	
Cap Gemini Ernst & Young US LLC	266 997
Cap Gemini Ernst & Young France	24 835
Cap Gemini Ernst & Young Deutschland GmbH	50 000
Cap Gemini Asia Pacific (Singapour)	32 421
Cap Gemini Ernst & Young UK	15 373
Cap Gemini Ernst & Young Espana	19 210
Cap Gemini Ernst & Young AB	8 741
Cap Gemini Ernst & Young Italia Spa	2 002
SCI du Château de Béhoust (leasing)	31 056

(En milliers d'euros)	Montant
obilière les Fontaines (leasing)	93 305
cautions	14 378
ıtal	558 318

:autions bancaires et lettres de confort mises en place par Cap Gemini ı profit de ses filiales leur permettent de disposer localement de faci- : trésorerie, sous forme de lignes de crédit. Le montant total utilisé au embre 2002 au titre de ces lignes de crédit s'élève à 183 489 milliers ; pour un total de cautions et lettres de confort bancaires de 419 579 mil- 'euros.

ıutres engagements :

Les accords signés au titre de l'acquisition des activités conseil d'Ernst ıng stipulent que les anciens associés d'Ernst & Young qui exerçaient :tivité dans le domaine du conseil sont devenus des salariés du Groupe emini Ernst & Young et bénéficient à cet effet d'un contrat de travail. ; où ces personnes devenues salariées du groupe décident de le quitter un certain délai, elles sont tenues de restituer ainsi tout ou partie des s reçues au titre de l'apport, le nombre d'actions restituées étant fonc- e la cause du départ et de la date de celui-ci.

Le contrat conclu avec Cisco Systems prévoit que cette dernière dis- ı, dans le cas où l'un ou l'autre d'un de ses cinq grands concurrents ait une offre publique sur Cap Gemini S.A., de la faculté d'acheter mble des titres de la société commune Cap Gemini Telecom S.A.

La société a conclu avec un groupe de banques le 31 juillet 2001 une de crédit multidevises non utilisée au 31 décembre 2002 de 600 millions ɔs remboursable in fine au plus tard le 31 juillet 2006.

; principales caractéristiques de cette ligne de crédit sont les suivantes :
- Durée : 5 ans ;
- Taux : Euribor et Libor (1-3-6-12 mois) ;
- Commission de non-utilisation : 0,125 % ;
- Commission d'utilisation : 0,275 % à 0,325 % selon le niveau d'uti- lisation.

rs de l'obtention de cette ligne, la société Cap Gemini S.A. s'est enga- respecter un niveau maximum d'endettement net consolidé par référence situation nette consolidée ainsi qu'un niveau minimum de couverture :harges financières par le résultat opérationnel consolidé. Il est précisé ı 31 décembre 2002 le groupe respecte ces ratios.

ı changement à la hausse ou à la baisse de la notation de crédit de Cap ini S.A. serait sans incidence tant sur l'utilisation de cette ligne que sur arge applicable.

ɜtte ligne de crédit a essentiellement servi de support au cours de l'exer- 2002 à l'émission de billets de trésorerie, émis pour des périodes de ɔis à 3 mois, destinés à financer des besoins ponctuels.

). Instruments financiers :

- Couvertures des risques de taux d'intérêts :

— Au 31 décembre 2001, aucune opération de couverture de taux d'in- térêts n'était en cours.

– Au 31 décembre 2002, trois couvertures de taux d'intérêts étaient en cours sous la forme de contrats d'échange de taux portant sur un mon- tant total de 24,8 millions d'euros, pour des périodes allant de 9 à 48 jours, relatives à :

* d'une part, deux placements en obligations convertibles qui étaient au 31 décembre 2002 à 48 jours de l'échéance de remboursement. Au terme des deux contrats d'échange de taux correspondants, Cap Gemini S.A. est payeur de taux fixe à 2,50 % contre respectivement Euribor 3 mois + 3,00 % et Euribor 3 mois + 4,50 % ;

* et d'autre part, un placement en Euro Commercial Paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 3,21 % contre Eonia capitalisé.

ᒧ'évaluation de ces contrats à la valeur de marché au 31 décembre 2002 : apparaître un gain latent non significatif.

— Couvertures des risques de changes :

– Au 31 décembre 2001, les couvertures de taux de change s'élevaient au total à 53 millions d'euros, à échéance 2002, sous la forme de con- trats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au Groupe, pour les montants suivants :

* 32 millions de livres sterling pour une contre-valeur de 52 millions d'euros ;

* 2 millions de dollars australiens pour une contre-valeur de 1 million d'euros ;

* 1 million de pesos mexicains pour une contre-valeur de 0,1 million d'euros.

– Au 31 décembre 2002, les couvertures de taux de change s'élevaient au total à 126,1 millions d'euros et correspondaient à des :

* couvertures commerciales à échéance 2003 : vente à terme de 1,8 mil- lions de dollars canadiens pour une contre-valeur de 1,1 millions d'eu- ros ;

* couvertures financières à échéance 2003 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :

• 75 millions de livres sterling pour une contre-valeur de 115,3 mil- lions d'euros ;

• 13 millions de dollars australiens pour une contre-valeur de 7 mil- lions d'euros ;

• 5 millions de dollars singapouriens pour une contre-valeur de 2,7 mil- lions d'euros.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2002 ıit apparaître un gain latent de l'ordre de 0,6 million d'euros.

17. Informations sur les entreprises liées :

(En milliers d'euros)	Total	Dont entreprises liées
Eléments relevant de postes du bilan :		
Titres de participation	11 470 547	11 470 547
Créances rattachées à des participations	184 741	184 741
Entreprises liées et associés		
Actif	131 678	131 678
Passif	81 215	80 715
Eléments relevant du compte de résultats :		
Produits financiers de participation	63 397	63 390
Produits des autres valeurs mobilières et créances de l'actif immobilisé	5 405	5 405
Autres intérêts et produits assimilés	5 650	2 049
Intérêts et charges assimilées	5 214	2 206

18. Société consolidante. — Cap Gemini S.A. est la société consolidante du Groupe Cap Gemini Ernst & Young, en France.

VIII. — Attestations des commissaires aux comptes.

1. – Rapport général des commissaires aux comptes sur les comptes annuels.

Aux actionnaires de Cap Gemini S.A.

En exécution de la mission qui nous a été confiée par votre assemblée générale nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2002 sur :

— le contrôle des comptes annuels de la société Cap Gemini S.A., tels qu'ils sont joints au présent rapport ;

— les vérifications spécifiques et les informations prévues par la loi.

Les comptes annuels ont été arrêtés par votre conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

1. Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de votre société à la fin de cet exercice.

2. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital vous ont été communiquées dans le rapport de gestion.

Fait à Paris, le 27 février 2003.

Les commissaires aux comptes :

Coopers & Lybrand Audit, membre de PricewaterhouseCoopers : BERNARD RASCLE ;

KPMG Audit, département de KPMG S.A. : JEAN-LUC DECORNOY, FRÉDÉRIC QUELIN, associé ; associé.

2. – Rapport spécial des commissaires aux comptes sur les conventions réglementées.

Aux actionnaires de Cap Gemini S.A.

En notre qualité de commissaires aux comptes de votre société, nous devons vous présenter un rapport sur les conventions réglementées dont nous avons été avisés. Il n'entre pas dans notre mission de rechercher l'existence éventuelle de telles conventions.

Nous vous informons qu'il ne nous a été donné avis d'aucune convention visée à l'article L. 225-38 du Code de commerce.

Fait à Paris, le 27 février 2003.

Les commissaires aux comptes :

Coopers & Lybrand Audit, membre de PricewaterhouseCoopers : BERNARD RASCLE ;

KPMG Audit, département de KPMG S.A. : JEAN-LUC DECORNOY, FRÉDÉRIC QUELIN, associé ; associé.

B. — Comptes consolidés.

I. — Bilans consolidé aux 31 décembre 2000, 2001 et 2002.
(En millions d'euros.)

Actif	Notes	2000	2001	2002
Immobilisations incorporelles	11	1 646	1 830	1 628
Immobilisations corporelles	12	475	490	512
Immobilisations financières	13	70	89	85
Total de l'actif immobilisé		2 191	2 409	2 225
Impôt différé actif long terme	21	786	863	687
Total des actifs à long terme		2 977	3 272	2 912
Créances d'exploitation (net)	14	2 312	2 176	1 664
Créances diverses	15	327	322	424
Créances financières et placements à court terme	17	666	503	490
Banques	17	463	484	372
Total de l'actif circulant		3 768	3 485	2 950
Total de l'actif		6 745	6 757	5 862
Engagements reçus	22	3	4	5

Passif	Notes	2000	2001	2002
Capital social		995	1 002	1 004
Primes d'émission et d'apport		2 073	2 112	2 063
Réserves et résultat consolidés		1 080	1 189	438
Capitaux propres	16	4 148	4 303	3 505
Intérêts minoritaires	16	75	39	29
Situation nette de l'ensemble consolidé	16	4 223	4 342	3 534
Dettes financières à long terme	17	91	120	155
Provisions et autres passifs à long terme	18	211	237	252
Total des passifs à long terme		302	357	407
Dettes financières à court terme et découverts bancaires	17	189	169	242
Dettes d'exploitation (net)	19	1 831	1 708	1 619
Dettes diverses		200	181	60
Total des passifs à court terme		2 220	2 058	1 921
Total du passif		6 745	6 757	5 862
Engagements donnés	22	1 294	1 365	1 298
Trésorerie nette	17	849	698	465

II. — Comptes de résultat consolidés pour les exercices clos les 31 décembre 2000, 2001 et 2002.
(En millions d'euros.)

	Notes	2000		2001		2002	
		Montants	%	Montants	%	Montants	%
Chiffre d'affaires	5	6 931	100,0	8 416	100,0	7 047	100,0
Coûts des services rendus	6	4 871	70,3	5 664	67,3	4 742	67,3
Frais commerciaux, généraux et administratifs (1)	6	1 357	19,6	2 329	27,7	2 191	31,1
Résultat d'exploitation		703	10,1	423	5,0	114	1,6
Produits et frais financiers (net)	7	– 7	– 0,1	6	0,1	– 1	(0,0)
Autres produits et charges (net)	8	9	0,2	(139)	(1,7)	– 401	– 5,7
Résultat avant impôt des sociétés intégrées		705	10,2	290	3,4	– 288	– 4,1
Impôts	9	– 238	– 3,4	– 104	– 1,2	– 108	– 1,5
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché		467	6,7	186	2,2	– 396	– 5,6
Résultat des sociétés mises en équivalence		– 7	– 0,1	– 3	– 0,0	– 2	– 0,0
Intérêts minoritaires		– 7	– 0,1			7	0,1
Résultat net (part du groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché		453	6,5	183	2,2	– 391	– 5,5
Amortissement des écarts d'acquisition et dépréciation des parts de marché	10	– 22	– 0,3	– 31	– 0,4	– 123	– 1,8
Résultat net (part du groupe)		431	6,2	152	1,8	– 514	– 7,3

(1) Pour l'exercice 2000, la répartition entre les coûts des services rendus et les frais commerciaux, généraux et administratifs a été affectée de manière significative par l'intégration des activités de conseil d'Ernst & Young.

	Notes	2000	2001	2002
Nombre moyen d'actions		103 875 903	124 799 003	125 420 369
Nombre moyen potentiellement dilutif d'options de souscription d'actions		4 044 875	2 715 671	1 307 299
Nombre moyen d'actions retraité		107 920 778	127 514 674	126 727 668
Nombre d'actions en fin de période		124 305 544	125 244 256	125 479 105
Résultat net part du groupe (rappel)	I.P	431	152	– 514
Résultat net par action (en euros) (1)	I.P	4,15	1,22	– 4,10
Résultat net dilué par action (en euros) (2)	I.P	3,99	1,20	– 4,10
Résultat net par action (en euros) (3)	I.P	3,47	1,22	– 4,10

(1) Résultat net part du groupe rapporté au nombre moyen d'actions.
(2) Résultat net part du groupe rapporté au nombre moyen d'actions retraité (à l'exception du 31 décembre 2002, où le résultat dilué par action étant négatif, est identique au résultat de base).
(3) Résultat net part du groupe rapporté au nombre d'actions en fin de période.

Le résultat net du groupe après amortissement des écarts d'acquisition mais avant intérêts minoritaires ressort à – 521 millions d'euros pour 2002, soit 7,4 % du chiffre d'affaires contre respectivement 152 millions d'euros et 1,8 % en 2001, et 438 millions d'euros et 6,3 % en 2000.

III. — **Tableaux des flux de trésorerie consolidés pour les exercices clos les 31 décembre 2000, 2001 et 2002.**

(En millions d'euros)	2000	2001	2002
d'exploitation :			
sultat net (part du groupe)	431	152	– 514
érêts minoritaires	7		– 7
sultat net des sociétés intégrées	438	152	– 521
mination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
nortissement et dépréciation des parts de marché	145	217	325
ovisions	12	44	30
riation des impôts différés	33	– 62	61
is-value de dilution Cisco Systems	– 134		
is-value sur cessions d'immobilisations	36	– 57	3
itres éléments		4	– 12
arge brute d'autofinancement des sociétés intégrées (I)	530	298	– 114
videndes reçus des sociétés mises en équivalence (II)	7		
ux de trésorerie liés :			
Aux créances clients et comptes rattachés (net) (A)	– 1 169	82	531
Aux dettes fournisseurs et comptes rattachés (net) (B)	499	– 196	36
Aux autres créances et dettes diverses (C)	313	165	– 382
ux de trésorerie liés au besoin en fonds de roulement (III=A+B+C)	– 357	51	185
lux de trésorerie d'exploitation (IV=I+II+III)	180	349	71
: d'investissements :			
cquisitions d'immobilisations corporelles et incorporelles	– 169	– 295	– 278
roduits de cessions d'immobilisations corporelles et incorporelles	22	132	42
	– 147	– 163	– 236
cquisitions d'immobilisations financières	– 45	– 267	– 16
roduits de cessions d'immobilisations financières	25	14	1
ividendes reçus des sociétés non consolidées			1
	– 20	– 253	– 14
ncidence des variations de périmètre	(*) – 482	22	13
lux de trésorerie d'investissements (V)	– 649	– 394	– 237
x de capitaux :			
ugmentations de capital en numéraire (dont exercice de stock-options)	(**) 730	30	12
Minoritaires sur augmentations de capital des filiales	(**) 170		
Dividendes versés aux actionnaires de la société mère	– 78	– 149	– 50
Dividendes versés aux minoritaires des sociétés intégrées	– 2	– 4	– 1
Emission/remboursement d'emprunts	– 92	22	128
Flux de trésorerie liés aux opérations de financement (VI)	728	– 101	89
riation de trésorerie (IV+V+VI)	259	– 146	– 77

(En millions d'euros)	2000	2001	2002
Trésorerie d'ouverture	749	1 003	875
Trésorerie de clôture	1 003	875	762
Incidence des variations de cours des devises	– 5	18	– 36
Variation de trésorerie	259	– 146	– 77

(*) Correspond principalement au paiement en numéraire effectué pour l'acquisition des activités conseil d'Ernst & Young augmenté des frais payés relatifs à cette opération.

(**) Durant l'exercice 2000, Cisco Systems a investi 698 millions d'euros nets des frais relatifs à l'opération dans le capital de Cap Gemini S.A. et 170 millions d'euros nets des frais relatifs à l'opération dans le capital de Cap Gemini Telecom S.A. Voir note 2.a.

IV. — **Tableau de variation des capitaux propres consolidés pour les exercices clos les 31 décembre 2000, 2001 et 2002.**
(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves	Capitaux propres du groupe
Au 1er janvier 2000	77 945 108	624	1 226		761	2 611
Augmentations de capital par levée d'options	1 025 565	8	24			32
Apport des activités conseil d'Ernst & Young :						
Augmentation de capital par l'émission d'actions pour rémunérer l'apport	42 737 107	342	9 060			9 402
Coûts directement imputables à l'acquisition, nets d'impôts, déduits de la prime d'émission			– 148			– 148
Actifs d'impôts liés à l'acquisition des activités d'Ernst & Young (2)			698			698
Ecart entre prix d'acquisition et valeur nette comptable des actifs apportés			– 9 497			– 9 497
Elimination de 192 538 actions propres détenues au 31 décembre 2000			33	– 33		
Augmentation de capital par l'émission d'actions pour la prise de participation de Cisco Systems nette des coûts liés à l'acquisition	2 597 764	21	677			698
Dividendes distribués au titre de 1999					– 78	– 78
Ecart de conversion					– 1	– 1
Résultat net (part du groupe)					431	431
Au 31 décembre 2000	124 305 544	995	2 073	– 33	1 113	4 148
Augmentations de capital par levée d'options	1 147 082	9	21			30

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres (1)	Réserves	Capitaux propres du groupe
Apport des activités conseil d'Ernst & Young (3)			49			49
Dividendes distribués au titre de 2000					– 149	– 149
Elimination de 39 486 actions propres restituées en 2001			3	– 5		– 2
Annulation de 208 370 actions dans le capital social de Cap Gemini S.A.	– 208 370	– 2	– 34	36		
Précompte sur exercice 2000					– 15	– 15
Ecart de conversion					90	90
Résultat net (part du groupe)					152	152
Au 31 décembre 2001	125 244 256	1 002	2 112	– 2	1 191	4 303
Augmentations de capital par levée d'options	472 201	4	8			12
Elimination de 256 885 actions propres restituées en 2002			12	– 19		– 7
Annulation de 237 352 actions dans le capital social de Cap Gemini S.A. (4)	– 237 352	– 2	– 18	20		
Apport des activités conseil d'Ernst & Young			– 1			– 1
Dividendes distribués au titre de 2001			– 50			– 50
Ecart de conversion					– 238	– 238
Résultat net (part du groupe)					– 514	– 514
Au 31 décembre 2002	125 479 105	1 004	2 063	– 1	439	3 505

(1) Voir note 1.g.
(2) Voir note 21.
(3) La variation de la prime d'émission de 49 millions d'euros provient d'une part de la reprise des provisions excédentaires constatées dans le bilan d'ouverture d'Ernst & Young au 23 mai 2000, d'autre part d'une correction de la situation nette d'ouverture d'Ernst & Young au 23 mai 2000.
(4) Soit les 23 654 actions Cap Gemini S.A. restituées au 31 décembre 2001 par d'ex-associés d'Ernst & Young, auquel il convient d'ajouter 213 698 actions reçues durant le premier semestre 2002.

V. — Annexe aux comptes consolidés.

Note 1. – Principes comptables.

Les comptes consolidés ont été établis en conformité avec les principes et normes comptables français et notamment avec le règlement n° 99-02 du Comité de la réglementation comptable (CRC) homologué le 22 juin 1999.

La note 4 ci-dessous présente la première application au 1er janvier 2002 du règlement CRC n° 2000-06 du 7 décembre 2000 relatif aux passifs.

Les principes comptables appliqués par le groupe sont principalement les suivants :

a) Méthodes de consolidation :

— Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle exclusif sont consolidés suivant la méthode de l'intégration globale. Les principes comptables des filiales sont modifiés afin d'assurer une homogénéité avec les méthodes du groupe. Une présentation distincte est faite des intérêts minoritaires qui sont analysés en note 16.c. Pour traduire dans les comptes consolidés l'apport des activités conseil d'Ernst & Young au groupe Cap Gemini le 23 mai 2000, la méthode dérogatoire prévue par l'article 215 du règlement 99-02 du Comité de la réglementation comptable relative aux comptes consolidés a été appliquée ;

— Les états financiers des sociétés dans lesquelles Cap Gemini S.A. exerce directement ou indirectement un contrôle conjoint avec un nombre limité d'autres actionnaires sont consolidés selon la méthode de l'intégration proportionnelle. Selon cette méthode, le groupe inclut sa quote-part dans les produits et charges, actifs et passifs de l'entreprise sous contrôle conjoint dans les lignes appropriées de ses états financiers. Des informations complémentaires sur les entreprises sous contrôle conjoint sont fournies dans la note 26 ;

— Les sociétés sur la gestion desquelles Cap Gemini S.A. exerce une influence notable sans toutefois exercer un contrôle exclusif ou conjoint sont mises en équivalence. La comptabilisation par mise en équivalence implique la constatation dans le compte de résultat de la quote-part de résultat de l'année de l'entreprise associée. La participation du groupe dans l'entreprise associée est comptabilisée au bilan pour un montant reflétant la part du groupe dans l'actif net de l'entreprise associée.

Certaines participations, dans des sociétés sans activité, répondant aux critères ci-dessus et pour lesquelles les actifs, passifs et éléments d'exploitation ne sont pas significatifs, ne sont pas consolidées.

A l'exception de sa société captive d'assurance qui est consolidée (voir note 2), le groupe ne détient pas d'entité ad hoc.

Le périmètre de consolidation est donné en note 28 (pages 53 et suivantes).

Les autres participations figurent au bilan consolidé pour leur valeur d'acquisition ou leur valeur d'utilité pour le groupe.

Toutes les sociétés consolidées par le groupe ont clôturé leurs comptes au 31 décembre 2002.

Toutes les transactions entre les sociétés consolidées sont éliminées.

b) Utilisation d'estimations. — La préparation des états financiers nécessite l'utilisation d'estimations et d'hypothèses qui pourraient avoir un impact sur les montants d'actif et de passif à la clôture ainsi que sur les éléments de résultat de la période. Ces estimations tiennent compte de données économiques susceptibles de variations dans le temps et comportent un minimum d'aléas.

c) Conversion des états financiers en euros. — Les comptes au 31 décembre 2000, 2001 et 2002 ont été établis en euros.

L'ensemble des postes de bilan exprimés en devises est converti en euros aux taux en vigueur à la date de clôture de l'exercice, à l'exception de la situation nette qui est conservée à sa valeur historique. Les comptes de résultat exprimés en devises sont convertis aux taux moyens annuels, appliqués à l'ensemble des transactions. Les différences de conversion résultant de l'application de ces différents taux sur le résultat net ne sont pas incluses dans le résultat de la période mais affectées directement en réserve de conversion.

Les différences de change ayant trait à des éléments monétaires faisant partie intégrante de l'investissement net dans des filiales étrangères sont inscrites en réserve de conversion pour leur montant net d'impôt.

Les principaux taux utilisés ont pour contre-valeur en euros :

	Taux moyens			Taux au 31 décembre		
	2000	2001	2002	2000	2001	2002
Dollar US	1,08518	1,11735	1,06163	1,07469	1,13469	0,95356
Dollar canadien	0,73030	0,72180	0,67607	0,71610	0,71040	0,60423
Livre sterling	1,64133	1,60836	1,59093	1,60231	1,64339	1,53728
Couronne suédoise	0,11843	0,10812	0,10919	0,11323	0,10751	0,10926
Dollar australien	0,62940	0,57783	0,57652	0,59630	0,57870	0,53891
Dollar singapourien	0,62900	0,62351	0,59250	0,62010	0,61327	0,54948

d) Immobilisations incorporelles :

— Parts de marché : Lorsque l'acquisition de sociétés permet au groupe d'obtenir des positions significatives sur des marchés déterminés, des actifs incorporels sont inscrits au bilan consolidé à la juste valeur des parts de marché identifiées.

Ces parts de marché sont valorisées à la date d'acquisition par rapport à des données économiques faisant référence à des indicateurs d'activité et de rentabilité.

Compte tenu de leur nature, les parts de marché ne sont pas amorties.

— Ecarts d'acquisition : Les écarts d'acquisition représentent la différence entre le coût d'acquisition des sociétés consolidées ou mises en équivalence et la part revenant au groupe de l'évaluation totale des actifs et passifs identifiés, en particulier des parts de marché, à la date des prises de participation. Ces écarts d'acquisition sont amortis sur une durée maximale de 40 ans.

Faisant usage de la possibilité offerte par les dispositions comptables françaises en vigueur à la date de l'opération (article 248-3 du décret sur les sociétés commerciales du 17 février 1986) et tel que précisé par la commission des opérations de bourse, l'écart d'acquisition dégagé lors du rachat par offre publique d'échange de 37,5 % du capital de Cap Gemini NV en juillet et août 1999 n'a pas été amorti mais a été imputé sur la prime d'émission créée lors de l'augmentation de capital correspondante.

Pour traduire dans les comptes consolidés l'apport des activités conseil d'Ernst & Young au groupe Cap Gemini le 23 mai 2000, la méthode dérogatoire prévue par l'article 215 du règlement 99-02 du comité de la réglementation comptable relative aux comptes consolidés a été appliquée, de ce fait aucun écart d'acquisition ne figure à l'actif du bilan consolidé au titre de cette opération.

— Suivi de la valeur des parts de marché et des écarts d'acquisition : A la clôture de chaque exercice, les parts de marché sont évaluées selon les mêmes critères que ceux retenus à la date d'acquisition. En cas de diminution de cette valeur une dépréciation est constatée. Lorsqu'il existe un indice de perte de valeur, les écarts d'acquisition et les parts de marché font l'objet d'un test de dépréciation en comparant la valeur nette comptable avec une valeur d'estimation appréciée en fonction d'une valeur de marché et d'une valeur d'utilité pour le groupe. La valeur de marché est basée sur une méthode de multiple de chiffre d'affaires. En ce qui concerne la valeur d'utilité, celle-ci a été déterminée en utilisant la méthode des flux nets de trésorerie futurs actualisés. Une dépréciation est enregistrée lorsque la valeur d'estimation est jugée notablement inférieure à la valeur nette comptable.

— Logiciels : Les logiciels et droits d'usage acquis en pleine propriété ainsi que les logiciels développés pour un usage interne et dont l'influence sur les résultats futurs revêt un caractère bénéfique, durable et mesurable, sont immobilisés et font l'objet d'un amortissement sur une durée allant de 3 à 5 ans. A la clôture de chaque exercice, la valeur des logiciels et droits d'usage est comparée à la valeur d'utilité pour le groupe.

e) Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition. L'amortissement est calculé suivant la méthode linéaire fondée sur la durée d'utilisation estimée des différentes catégories d'immobilisations.

Les durées d'amortissement généralement retenues sont les suivantes :

Constructions	20 à 40 ans
Agencements et installations	10 ans
Matériel informatique	3 à 5 ans
Mobilier et matériel de bureau	5 à 10 ans
Matériel de transport	5 ans
Matériels divers	5 ans

f) Titres de sociétés non consolidées. — Le groupe détient des participations dans des sociétés sans exercer d'influence notable ou de contrôle. Ces prises de participations correspondent notamment à des investissements à long terme dans le cadre d'alliance avec les sociétés concernées. Les titres sont comptabilisés au bilan pour leur prix d'acquisition et dans le cas où leur valeur d'inventaire est inférieure à leur prix d'acquisition une dépréciation est constatée.

g) Actions propres. — Les titres de Cap Gemini S.A. détenus par elle-même sont portés en diminution des capitaux propres consolidés.

h) Impôts différés. — Les impôts différés sont constatés dans le compte de résultat et au bilan pour tenir compte du décalage entre les valeurs comptables et les valeurs fiscales de certains actifs et passifs. Le traitement de l'impôt différé lié à l'apport des activités conseil d'Ernst & Young est donné en note 21.

En application de la méthode du report variable, les impôts différés sont évalués en tenant compte de l'évolution connue du taux d'impôt à la date de clôture. L'effet des éventuelles variations du taux d'imposition sur les impôts différés constatés antérieurement est enregistré en compte de résultat au cours de l'exercice où ces changements de taux deviennent effectifs.

Les pertes fiscales reportables font l'objet de la reconnaissance d'un impôt différé à l'actif du bilan. Cet impôt différé actif - le cas échéant diminué des impôts différés passifs - est provisionné chaque fois que ces pertes reportables ne semblent pas récupérables. Par ailleurs, les actifs et passifs d'impôt différé sont actualisés lorsque les effets de l'actualisation sont significatifs et qu'un échéancier fiable de reversement a pu être établi.

i) Crédit-bail. — Certaines immobilisations font l'objet de contrats de loyers aux termes desquels le groupe assume les avantages et les risques liés à la propriété. Dans ce cas, il est procédé à un retraitement afin de reconnaître à l'actif la valeur du bien loué et au passif la dette financière correspondante. L'immobilisation est amortie sur sa durée de vie économique pour le groupe. La dette est amortie sur la durée du contrat de crédit-bail.

j) Méthode de comptabilisation des produits d'exploitation et des résultats sur contrats :

— Le chiffre d'affaires et les résultats sur l'ensemble des contrats au forfait s'échelonnant sur plusieurs exercices, qu'il s'agisse de contrats correspondant à la réalisation de prestations intellectuelles ou de systèmes intégrés, sont constatés selon la méthode du pourcentage d'avancement des travaux. Les prestations relatives à ces contrats figurent au bilan en créances clients ou en comptes rattachés, selon qu'elles ont été facturées ou non. Par ailleurs, si le prix de revient prévisionnel d'un contrat est supérieur au chiffre d'affaires contractuel, une provision pour perte à terminaison à hauteur de la différence est constatée lors de la clôture des comptes ;

— Le chiffre d'affaires et les résultats sur les travaux en régie sont pris en compte au fur et à mesure de la réalisation de ces travaux ;

— Le poste « Créances d'exploitation (net) » correspond principalement au solde net des « Clients et comptes rattachés » diminué des « Avances et acomptes reçus des clients ».

k) Valeurs mobilières de placement. — Les valeurs mobilières de placement figurent au bilan pour leur valeur d'acquisition ou leur valeur d'inventaire si celle-ci est inférieure. Dans le cas de titres cotés, cette valeur d'inventaire est calculée sur la base des cours de bourse à la date de clôture de l'exercice.

l) Prestations de retraite. — La constitution des retraites du personnel du groupe a lieu conformément aux lois et usages des pays dans lesquels il est implanté. Selon les cas, des régimes de retraite à cotisations définies et à prestations définies ont été mis en place.

Les régimes à cotisations définies font l'objet de versements par les salariés et par les sociétés du groupe auprès d'organismes habilités à gérer de tels fonds de retraite.

Les régimes à prestations définies sont :

— soit directement supportés par le groupe qui à ce titre provisionne les coûts des prestations de retraite à servir, évalués à la valeur actuelle des paiements futurs estimés, en retenant des paramètres internes et externes revus régulièrement ;

— soit supportés au travers d'un fonds de pension auquel le groupe contribue selon les règles et législation sociales propres à chaque pays d'implantation.

m) Risques de crédit. — Les actifs à court et moyen termes qui pourraient par nature exposer le groupe à une éventuelle concentration du risque de crédit correspondent aux placements financiers à court terme et aux comptes clients. Les placements financiers à court terme sont essentiellement composés de valeurs mobilières de placement. Le groupe a effectué ces placements auprès d'institutions financières renommées, ne constituant pas un risque significatif. Le groupe détient par ailleurs des créances sur ses clients ; les clients du groupe ne sont concentrés sur aucune zone géographique ou aucun secteur d'activité particulier.

Les activités des clients du groupe peuvent être affectées par leur environnement économique et les créances correspondantes impactées. Le groupe estime qu'aucun de ses clients, des secteurs d'activité ou des zones géographiques où il opère ne présente un risque significatif d'irrécouvrabilité.

n) Instruments financiers. — Des instruments financiers sont utilisés en couverture de certains risques liés à l'activité du groupe. Ces opérations sont toujours basées sur des actifs ou passifs existants et/ou des transactions opérationnelles ou financières.

Le groupe réalisant ces opérations en concluant des contrats de couverture avec des établissements financiers de premier plan, le risque de contrepartie est considéré comme négligeable. Toutes les positions de change et de taux d'intérêt sont prises au moyen d'instruments cotés sur des marchés organisés ou de gré à gré qui présentent des risques de contrepartie minimum. Les résultats dégagés sur les instruments financiers constituant des opérations de couverture sont comptabilisés de manière symétrique aux résultats sur les éléments couverts.

La juste valeur des instruments financiers est estimée sur la base des cours de marchés ou de valeurs données par les banques.

o) Compte de résultat. — Le groupe présente un compte de résultat par destination qui reflète les particularités de son activité, dont les caractéristiques sont les suivantes :

Les charges d'exploitation sont ventilées entre « coûts des services rendus », « frais commerciaux, généraux et administratifs », avec l'indication en note 6 des deux principales natures de charges d'exploitation que sont les « salaires et charges sociales » et les « frais de déplacement ».

Après le résultat d'exploitation, le compte de résultat présente :

— le résultat financier composé uniquement des charges et produits financiers liés à l'endettement et aux placements réalisés par le groupe ;

— les autres produits et charges qui comprennent principalement :

– les écarts de change ;

– les plus ou moins-values de cession d'actifs ;

– les provisions pour dépréciation et les dividendes reçus de sociétés non consolidées ;

– les effets de l'actualisation des actifs d'impôts différés à long terme ;

– les charges liées à des opérations non récurrentes (restructuration, fermeture de bureaux, intégration de nouvelles activités, etc.).

Dès lors, le résultat avant impôt des sociétés intégrées a été substitué au résultat courant des entreprise intégrées.

Le compte « Amortissement des écarts d'acquisition et dépréciation des parts de marché » (ces dernières ayant été agrégées de par leur nature avec les écarts d'acquisition) est présenté avant le résultat net part du groupe.

Le résultat net de l'ensemble consolidé est fourni en note au pied du compte de résultat.

p) Résultat par action. — L'information présentée est calculée selon les trois méthodes suivantes :

— Résultat net par action : le bénéfice net (part du groupe) est rapporté au nombre moyen d'actions en circulation pendant l'exercice après déduction des actions propres au 31 décembre 2002 ;

— Résultat net dilué par action : le bénéfice net (part du groupe) est rapporté au nombre moyen d'actions en circulation pendant l'exercice après déduction des actions propres, augmenté du nombre d'actions dilutives potentielles relatives aux options de souscription d'actions (note 16.b), calculé sur la base d'une juste valeur établie à partir du cours moyen annuel de l'action. Le nombre moyen d'actions est une moyenne annuelle pondérée, en fonction de la date d'émission des actions au cours de l'exercice. Le nombre d'actions dilutives potentielles ne prend en compte que les options de souscription dont le prix d'exercice est inférieur au cours de l'action. Quand il est négatif, le résultat net dilué par action est identique au résultat de base ;

— Résultat net par action au 31 décembre : le bénéfice net (part du groupe) est rapporté au nombre d'actions en circulation au 31 décembre 2002 (y compris les actions propres au 31 décembre 2002).

q) Trésorerie nette. — La trésorerie nette est constituée de la trésorerie diminuée des dettes à court terme et à long terme.

La trésorerie comprend les créances financières, les placements à court terme et le disponible en banque diminués des découverts bancaires.

r) Tableau des flux de trésorerie consolidés. — Le tableau des flux de trésorerie consolidés analyse les flux d'exploitation, d'investissements et de capitaux.

s) Information géographique. — Le groupe est implanté principalement en Europe, en Amérique du Nord et dans la zone Asie Pacifique ; le groupe a pour activité le conseil en management et les services informatiques, allant de la conception à la gestion des systèmes (infogérance) en passant par l'intégration de systèmes.

Pour ses besoins de gestion, le groupe suit son activité selon trois axes : la géographie, le secteur d'activité et le métier. Seules les entités géographiques constituent des centres de profit pour lesquels il existe une mesure complète de la performance. La ventilation du chiffre d'affaires, du résultat d'exploitation, de l'actif immobilisé et des créances d'exploitation pour l'année 2002 est donnée en note 25.

Note 2. – Evolution du périmètre de consolidation en 2000, 2001 et 2002.

a) Exercice 2000. — Les principaux mouvements de périmètre survenus en 2000 sont les suivants :

— Les activités de conseil d'Ernst & Young ont été apportées au groupe Cap Gemini après approbation de cet apport par l'assemblée générale mixte de Cap Gemini réunie le 23 mai 2000. En rémunération de cet apport, Cap Gemini a émis 42 737 107 actions ordinaires au profit des apporteurs et leur a versé 375 millions d'euros en numéraire. En juillet et août 2000, le groupe s'est porté acquéreur des activités de conseil malaysiennes et coréennes d'Ernst & Young pour un montant total de 8 millions d'euros versés en actions par Cap Gemini S.A. et pour le solde (3 millions d'euros) en numéraire ;

— Le 31 octobre 2000, Cisco Systems, spécialiste mondial de l'équipement des réseaux internet, a pris une participation de 4,9 % dans le capital de Cap Gemini Telecom S.A. société holding de l'ensemble des activités liées aux télécommunications, aux médias et aux réseaux des entités Cap Gemini et Gemini Consulting ;

— Au Portugal, les 49,4 % d'intérêts minoritaires dans la société Cap Gemini Portugal ont été acquis le 30 mars 2000 ;

— En Allemagne, dans le cadre de la politique de réorganisation des activités allemandes engagée en 1999, une partie des activités de développement et de maintenance de progiciels a été cédée, pour partie en février 2000 et pour une autre partie en décembre 2000.

b) Exercice 2001. — Les principaux mouvements de périmètre survenus en 2001 sont les suivants :

— Au Benelux, le 28 avril 2001, Cap Gemini S.A. a acheté 5,6 % du capital de Cap Gemini NV pour un montant de 164 millions d'euros, portant ainsi sa participation dans Cap Gemini NV à 99,8 % ;

— En Allemagne, la société Synergis détenue à 51 % et intégrée globalement a fusionné le 1er juillet avec une société tierce, Gedos. Le pourcentage de participation du groupe dans la nouvelle entité nommée IS Energie a ainsi été réduit à 25 % et la nouvelle société est intégrée proportionnellement depuis le deuxième semestre 2001.

c) Exercice 2002. — Les principaux mouvements de périmètre survenus en 2002 sont les suivants :

— En Amérique du Nord, le périmètre consolidé, qui est désormais organisé autour de Cap Gemini North America Inc., société américaine nouvelle regroupant l'ensemble de nos filiales Nord-américaines, a connu les évolutions suivantes : une nouvelle entité a été créée en septembre 2002, Cap Gemini Technologies LLC. Elle est détenue à 100 % et intégrée globalement. Au Canada, les sociétés New Horizons System Solutions LLP et New Horizons System Solutions Inc., détenues à 49 % au 31 décembre 2001 et intégrées proportionnellement, sont désormais détenues à 100 % et sont intégrées globalement au 31 décembre 2002 ;

— En Allemagne, la société Media & Research GmbH, détenue à 100 % au 31 décembre 2001 et intégrée globalement, a été cédée en totalité au 1 juillet 2002 ;

— En France, les sociétés Agrostar et Pierre Fabre Informatique S.A. ont été acquises au 1er janvier 2002 et au 1er septembre 2002. Agrostar détenue à 19 % est consolidée par mise en équivalence. Pierre Fabre Informatique, détenue à 51 %, est intégrée globalement ;

— Au 1er janvier 2002, le groupe a créé, par restructuration interne, l'entité transnationale Sogeti, Filiale à 100 % de Cap Gemini S.A.. Sogeti est spécialisée dans les services d'ingénierie informatique de proximité. Cette nouvelle entité est implantée en Europe (France, Suisse, Allemagne, Belgique, Suède, Pays-Bas et Espagne) et en Amérique du Nord ;

— Au 31 décembre 2002, le groupe consolide par intégration globale sa société captive d'assurance créée en 2001 ;

— Le groupe a cédé en décembre 2002 l'activité de sa filiale néo-zélandaise (chiffres d'affaires 2002 : 11 millions d'euros) à ses dirigeants locaux. Ceux-ci ont constitué une société indépendante avec laquelle le groupe a signé un accord de partenariat et un contrat de licence pour une durée d'un an renouvelable pour des périodes successives de un an lui accordant l'usage des logos et certains services du groupe.

Note 3. – Traitement de l'apport des activités conseil d'Ernst & Young et comptes pro forma.

3.1. Traitement de l'apport des activités conseil d'Ernst & Young. — Pour traduire dans les comptes consolidés l'apport des activités conseil d'Ernst & Young au Groupe Cap Gemini, la méthode dérogatoire prévue par l'article 215 du règlement 99-02 du Comité de la réglementation comptable relative aux comptes consolidés a été appliquée.

Les accords signés stipulent qu'en cas de départ des ex-associés de l'activité conseil d'Ernst & Young, les actions Cap Gemini S.A. remises dans le cadre des apports du 23 mai 2000 et non encore cédées sont restituées en tout ou partie à Cap Gemini S.A., le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci. Le groupe a décidé d'annuler ces actions. Les actions propres non encore annulées au 31 décembre 2002 font par conséquent l'objet d'une élimination dans les capitaux propres consolidés.

3.2. Comptes pro forma. — Un compte de résultat pro forma du Groupe Cap Gemini Ernst & Young pour 2000 a été établi de façon à refléter l'activité du nouveau groupe selon son périmètre au 31 décembre 2000. L'impact de l'apport des activités conseil d'Ernst & Young sur les postes du bilan et du tableau d'analyse de variation de trésorerie consolidés du groupe est détaillé dans les notes annexes quand cet impact était significatif.

Les activités de conseil d'Ernst & Young faisant l'objet de l'apport à Cap Gemini étaient exercées soit dans le cadre de partnerships regroupant aussi les autres activités d'Ernst & Young (audit, juridique et fiscal), soit dans le cadre d'entités juridiques spécifiques au conseil, ces entités n'ayant pas toutes les mêmes dates de clôture. Les états financiers d'Ernst & Young ont donc été consolidés, ajustés des effets de l'opération et retraités suivant les principes comptables de Cap Gemini.

En particulier, le compte de résultat pro forma a été ajusté pour tenir compte de la diminution des produits financiers liée au paiement en numéraire des 375 millions d'euros et des frais relatifs à l'opération comme si ces décaissements avaient été effectués au 1er janvier 2000. Le retraitement porte sur 7 millions d'euros pour la période allant du 1er janvier au 23 mai 2000.

D'autres ajustements ont été effectués et sont détaillés ci-dessous :

— Ajustements nécessaires pour refléter la rémunération des associés comme si les accords conclus entre eux et Cap Gemini avaient été appliqués dès le 1er janvier 2000. En effet, dans le cadre de sociétés en « partnership », la rémunération des associés n'était pas prise en charge dans les comptes, le montant correspondant aux accords a donc été enregistré dans les comptes pro forma. Dans les autres cas, l'ajustement correspond à l'effet de ces accords sur la rémunération des associés ;

— Ajustements visant à refléter les produits et les charges de l'activité conseil d'Ernst & Young comme si elle avait été conduite dans l'environnement Cap Gemini dès le 1er janvier 2000. Ces ajustements sont principalement composés de la substitution aux frais alloués forfaitairement par Ernst & Young à l'activité conseil des frais supportés par cette activité conformément aux accords passés entre Cap Gemini et Ernst & Young (accords sur les « services partagés ») pour 2000 ;

— Ajustements de la charge d'impôts afin de constater une charge théorique calculée au taux de chacun des pays.

(En millions d'euros)	Compte de résultat pro forma 2000		Compte de résultat consolidé 2001		Compte de résultat consolidé 2002	
	Montants	%	Montants	%	Montants	%
Chiffre d'affaires	8 471	100,0	8 416	100,0	7 047	100,0
Charges d'exploitation	– 7 578	– 89,5	– 7 993	– 95	– 6 933	– 98,4
Résultat d'exploitation	893	10,5	423	5,0	114	1,6
Produits et frais financiers (net)	– 17	– 0,2	6	0,1	– 1	– 0,0
Autres produits et charges (net)	8	0,1	– 139	– 1,7	– 401	– 5,7
Résultat avant impôts des sociétés intégrées	884	10,4	290	3,4	– 288	– 4,1
Impôts	– 296	– 3,5	– 104	– 1,2	– 108	– 1,5
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché	588	6,9	186	2,2	– 396	– 5,6
Résultat des sociétés mises en équivalence	– 9	– 0,1	– 3	0,0	– 2	0,0
Intérêts minoritaires	– 9	– 0,1			7	0,1
Résultat net (part du groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché	570	6,7	183	2,2	– 391	– 5,5
Amortissement des écarts d'acquisition et dépréciation des parts de marché	– 23	– 0,2	– 31	– 0,4	– 123	– 1,8
Résultat net (part du groupe)	547	6,5	152	1,8	– 514	– 7,3

	Compte de résultat pro forma 2000	Compte de résultat consolidé 2001	Compte de résultat consolidé 2002
Nombre d'actions (1)	121 683 031	124 799 003	125 420 369
Nombre moyen potentiellement dilutif d'options de souscription d'actions	4 044 875	2 715 671	1 307 299
Nombre moyen d'actions retraité	125 727 906	127 514 674	126 727 668
Résultat net (part du groupe)	547	152	– 514
Résultat net par action (en euros) (2)	4,5	1,22	– 4,10

	Compte de résultat pro forma 2000	Compte de résultat consolidé 2001	Compte de résultat consolidé 2002
Résultat net dilué par action (en euros) (3)	4,35	1,20	– 4,10

(1) Correspond au nombre moyen d'actions tel qu'il aurait été si l'augmentation de capital pour rémunérer l'apport des activités conseil d'Ernst & Young avait été faite au 1er janvier 2000.

(2) Résultat net part du groupe rapporté au nombre moyen d'actions.

(3) Résultat net part du groupe rapporté au nombre moyen d'actions retraité à l'exception du 31 décembre 2002, où le résultat dilué par action, étant négatif, est identique au résultat de base.

3.3. Bilan de l'activité conseil d'Ernst & Young au 23 mai 2000. — Le bilan au 23 mai 2000 a été retraité suivant les principes comptables du Groupe Cap Gemini après prise en compte des provisions liées à la séparation des activités de conseil d'Ernst & Young du reste des autres activités d'Ernst & Young (audit, juridique et fiscal) et la mise en place du nouveau groupe. Ces provisions, figurant en dettes d'exploitation, couvraient la réorganisation des locaux, la refonte de certains systèmes d'information, la restructuration de certaines activités, le changement de nom, l'interruption des contrats de service partagés avec les autres activités Ernst & Young (audit, juridique et fiscal), et la fidélisation du personnel, sous déduction de la quote-part de ces coûts prise en charge par Ernst & Young LLP. Ce montant net d'impôts s'élevait à 192 millions d'euros.

Au 31 décembre 2001 la quasi totalité de ces provisions a été reprise suite à leur utilisation durant la période, 21 millions d'euros de provisions excédentaires ont été reprises par la situation nette et 22 millions d'euros de provisions (nettes d'impôts) sont maintenues dans le bilan au 31 décembre 2001 et ont été utilisées en 2002.

Note 4. – Comptes pro forma relatifs à la première application du règlement CRC n° 2000-06.

La première application au 1er janvier 2002 du règlement CRC n° 2000-06 du 7 décembre 2000 sur les passifs n'a pas d'impact sur les capitaux propres d'ouverture. Son application rétroactive à l'exercice 2001 a pour seul effet de décaler la reconnaissance de coûts et de provisions pour restructurations de l'exercice 2000 sur l'exercice 2001, entraînant les modifications suivantes sur le compte de résultat au 31 décembre 2001 ; le poste « Autres produits et charges » passe ainsi de – 139 millions à – 290 millions d'euros, le poste « Impôts » de – 104 millions d'euros à – 60 millions d'euros et le résultat net de 152 millions d'euros à 45 millions d'euros.

Comptes de résultat pro forma au 31 décembre 2001 et réel au 31 décembre 2002 :

(En millions d'euros)	Compte de résultat pro forma 2001		Compte de résultat consolidé 2002	
	Montants	%	Montants	%
Chiffre d'affaires	8 416	100,00	7 047	100,00
Charges d'exploitation	– 7 993	– 95	– 6 933	– 98,4
Résultat d'exploitation	423	5,0	114	1,6
Produits et frais financiers (net)	6	0,1	– 1	0,0
Autres produits et charges (net)	– 290	– 3,5	– 401	– 5,7
Résultat avant impôts des sociétés intégrées	139	1,6	– 288	– 4,1
Impôts	– 60	– 0,7	– 108	– 1,5
Résultat net des sociétés intégrées avant amortissement et dépréciation des parts de marché	79	0,9	– 396	– 5,6
Résultat des sociétés mises en équivalence	– 3	0,0	– 2	0,0
Intérêts minoritaires			7	0,1
Résultat net (part du groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché	76	0,9	– 391	– 5,5
Amortissement des écarts d'acquisition et dépréciation des parts de marché	– 31	– 0,4	– 123	– 1,8
Résultat net (part du groupe)	45	0,5	– 514	– 7,3

Note 5. – Chiffre d'affaires.

La ventilation des produits d'exploitation par zone géographique est la suivante :

Chiffre d'affaires (En millions d'euros)	2000 (*)		2001		2002	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	1 966	28	2 848	34	2 258	32
Royaume-Uni et Irlande	1 237	18	1 414	17	1 223	17
Pays nordiques	553	8	577	7	469	7
Benelux	952	14	1 036	12	925	13
Allemagne et Europe centrale	425	6	519	6	458	6
France	1 264	18	1 367	16	1 247	18
Europe du Sud	358	5	439	5	327	5
Asie Pacifique	176	3	216	3	140	2
Total	6 931	100	8 416	100	7 047	100

(*) Chiffre d'affaires publié.

Note 6. – Charges d'exploitation.

Les postes « Salaires et charges sociales » et « Frais de déplacement » constituent les postes les plus importants des charges d'exploitation.

(En millions d'euros)	2000	2001	2002
Salaires et charges sociales	4 001	4 941	4 249
Frais de déplacement	369	596	505
Total	4 370	5 537	4 754
En % du total des charges d'exploitation	70 %	69 %	69 %
En % du total des produits d'exploitation	63 %	66 %	67 %
Effectif moyen de l'exercice	50 249	59 906	54 882

Note 7. – Produits et frais financiers (net).

L'analyse des produits et frais financiers (net) est la suivante :

(En millions d'euros)	2000	2001	2002
Revenus des placements à court terme	19	31	24
Intérêts financiers sur emprunts	– 28	– 26	– 29
Autres résultats financiers	2	1	4
Total	– 7	6	– 1

Note 8. – Autres produits et charges (net).

Les autres produits et charges se ventilent comme suit :

(En millions d'euros)	2000	2001	2002
Coûts de restructuration	– 48	– 181	– 46
Coûts d'intégration	– 55		
Plus-value de dilution Cisco Systems	134		
Plus et moins-values sur cessions de titres et d'activités	– 10	37	
Plus et moins-values sur cessions d'actifs corporels	– 1	20	–
Effet de l'actualisation des actifs d'impôts différés à long terme		20	10
Provisions pour dépréciation de titres		– 18	
Provisions pour dépréciation d'immobilisations corporelles			– 1
Pertes sur créances financières			– 1
Profits et pertes de change (net)	– 5	– 2	–
Autres produits et charges (net)	– 6	– 15	–
Total	9	– 139	– 4[illegible]

Les coûts de restructuration correspondent principalement :

— en 2000 : à la réorganisation des activités de développement et de maintenance de progiciels en Allemagne commencée en 1999 (32 millions d'euros), à 16 millions d'euros de coûts de restructuration ;

— en 2001 : à la réduction d'effectifs portant sur un total d'environ 5 400 personnes principalement aux Etats-Unis, au Royaume-Uni, dans les pays nordiques et dans l'ensemble des activités télécoms du groupe ;

— en 2002 : de nouvelles mesures de restructuration ont conduit à reconnaître 463 millions d'euros de charges recouvrant :

- 359 millions d'euros de coûts liés aux réductions d'effectifs de 5 855 collaborateurs, principalement en Amérique du Nord (80 millions d'euros), au Royaume-Uni (60 millions d'euros), dans les pays nordiques (32 millions d'euros), au Benelux (47 millions d'euros), et en Europe du Sud (52 millions d'euros) ;
- 104 millions d'euros d'autres charges liées principalement aux mesures de rationalisation du parc immobilier lancées à la fin du premier semestre à la suite des réductions d'effectifs. Ces charges concernent essentiellement le Royaume-Uni (51 millions d'euros dont 48 millions d'euros relatifs à la fermeture de locaux), le Benelux (7 millions d'euros), l'Allemagne et l'Europe centrale (10 millions d'euros), l'Asie Pacifique (8 millions d'euros) et les pays nordiques (7 millions d'euros).

Coûts d'intégration :

— En 2000 : ils correspondaient aux coûts non provisionnés dans le bilan d'Ernst & Young au 23 mai 2000, liés à l'intégration des activités conseil d'Ernst & Young et à la mise en place du nouveau groupe.

Les plus et moins-values sur cessions de titres et d'activités correspondent principalement :

— En 2000 : à la moins-value de cession sur les titres Hagler Bailly pour 13 millions d'euros ;

— En 2001 : à la plus-value de cession de nos activités de « business process outsourcing » au Royaume-Uni pour 32 millions d'euros ;

— En 2002 : à la plus-value de cession de nouveaux contrats de « business process outsourcing » au Royaume-Uni pour 8 millions d'euros.

Les plus-values de cessions d'actifs corporels correspondent principalement :

— En 2001 : à la cession du contrat de crédit-bail que Cap Gemini Ernst & Young France détenait sur l'immeuble d'Issy-les-Moulineaux pour 21 millions d'euros.

Effets de l'actualisation des actifs d'impôts différés à long terme. — En 2002, le produit est relatif à la réévaluation de l'impôt différé américain reconnu, lors de l'acquisition des activités conseil Nord-américaines d'Ernst & Young et aux conséquences fiscales françaises des opérations de réorganisation de l'activité en Amérique du Nord (voir note 21).

Provisions pour dépréciation d'immobilisations corporelles. — En 2002 : elles correspondent à une dépréciation exceptionnelle de la valeur du bien immobilier situé à Béhoust, qui abritait jusqu'ici l'université du groupe et dont la reconversion est à l'étude depuis l'ouverture de la nouvelle université en 2003 du site des Fontaines, situé à Gouvieux.

Note 9. – Impôts.

La charge d'impôts s'analyse comme suit :

(En millions d'euros)	2000	2001	2002
Impôts courants	– 205	– 166	55
Impôts différés	– 33	62	– 163
Total	– 238	– 104	– 108

Taux effectif d'impôt. — En 2002, le taux effectif moyen d'impôt sur les résultats ressort à – 37,5 % contre 35,9 % en 2001 et 33,8 % en 2000.

Cap Gemini Ernst & Young exerce ses activités dans des pays à fiscalités différentes. En conséquence, le taux effectif d'impôt varie d'année en année selon la provenance des résultats. Le rapprochement entre le taux d'imposition applicable en France et le taux effectif d'impôt est le suivant :

(En pourcentage)	2000	2001	2002
Taux d'imposition en France	37,8	36,4	35,4
Eléments de rapprochement avec le taux effectif (en pourcentage) :			
Résultats imputés sur déficits reportables	– 0,4		
Impôts différés nets sur déficits reportables	– 0,2		– 39,9
Effet lié à la réévaluation de l'impôt différé Nord américain		– 4,1	– 151,4
Effets d'impôts générés en France par la réorganisation des activités Nord-américaines			131,6
Différences de taux d'imposition entre pays	0,7	2,8	– 6,9
Non taxation de la plus-value de dilution Cisco	– 7,2		
Différences permanentes et autres éléments	3,1	0,8	– 6,3
Taux effectif d'impôt	33,8	35,9	– 37,5

En 2002, le taux effectif d'impôt du groupe s'élève à – 37,5 %. La variation par rapport à 2001 provient principalement :

— de l'effet de la réévaluation de l'impôt différé actif reconnu lors de l'acquisition des activités de conseil Nord-américaines d'Ernst & Young pour un montant de provision complémentaire de 377 millions d'euros, ainsi que 50 millions d'euros au titre des impôts différés actifs qui avaient été reconnus sur des pertes fiscales reportables antérieures à la transaction Ernst & Young ;

— de la reconnaissance d'un actif d'impôt différé sur le résultat déficitaire français, déficit provenant de la reconnaissance d'une moins-value fiscale nette à court terme de 2 milliards d'euros générée par les opérations de réorganisation des activités Nord-américaines. Cette perte fiscale fait l'objet d'un carry back sur le montant de l'impôt payé par le groupe au titre d'exercices antérieurs pour un montant de 96 millions d'euros, et de la reconnaissance d'un impôt différé actif sur pertes fiscales reportables de 229 millions d'euros, après imputation sur les résultats fiscaux bénéficiaires de l'exercice en cours pour 61 millions d'euros ;

— de la dépréciation d'impôts différés actifs principalement en Europe centrale, en Europe du Sud et en Asie-Pacifique ;

— des différences permanentes et autres éléments qui comprennent en 2002 :

- des impôts sur les sociétés qui ne sont pas assis sur le résultat fiscal de ces sociétés en Amérique du Nord (impôts locaux) et en Italie ;
- l'effet de la non taxation du produit lié à l'actualisation de l'actif d'impôt différé relatif à l'apport des activités conseil Nord-américaines d'Ernst & Young ;
- des différences permanentes notamment en Amérique du Nord, en Allemagne et au Royaume-Uni.

Durant les exercices 2000, 2001 et 2002, plusieurs filiales ont fait l'objet de contrôles fiscaux et plusieurs des redressements notifiés ont été contestés par les sociétés.

Note 10. – Amortissement des écarts d'acquisition et dépréciation des parts de marché.

(En millions d'euros)	2000	2001	2002
Amortissement des écarts d'acquisition	– 22	– 31	– 39
Dépréciation des parts de marché			– 84
Total	– 22	– 31	– 123

Le résultat net du groupe inclut une dépréciation exceptionnelle de 81 millions d'euros de la valeur des parts de marché figurant à l'actif du bilan au titre des activités télécoms du Groupe en Amérique du Nord et de 3 millions d'euros sur la part de marché Programator en Suède.

Note 11. – Immobilisations incorporelles.

Les variations des immobilisations incorporelles par nature sont :

(En millions d'euros)	Parts de marché	Ecarts d'acquisition	Autres actifs incorporels	Total
Valeur brute :				
Au 1er janvier 2000	836	944	117	1 897
Ecarts de conversion	11	21		32
Acquisitions		10	35	45
Cessions		– 39	– 16	– 55
Variations de périmètre	– 7	49	39	81
Au 31 décembre 2000	840	985	175	2 000
Ecarts de conversion	18	18	2	38
Acquisitions		153	43	196
Cessions			– 4	– 4
Variations de périmètre		35	11	46
Au 31 décembre 2001	858	1 191	227	2 276
Ecarts de conversion	– 58	– 58	– 12	– 128
Acquisitions		22	35	57
Cessions		– 1	– 12	– 13
Variations de périmètre		4	– 10	– 6
Au 31 décembre 2002	800	1 158	228	2 186
Amortissements :				
Au 1er janvier 2000		– 250	– 58	– 308
Ecarts de conversion		– 7		– 7
Dotations		– 22	– 20	– 42
Reprises		9	11	20
Variation de périmètre		– 6	– 11	– 17
Au 31 décembre 2000		– 276	– 78	– 354

(En millions d'euros)	Parts de marché	Ecarts d'acquisition	Autres actifs incorporels	Total
Ecarts de conversion		– 6	– 1	– 7
Dotations		– 31	– 40	– 71
Reprises			4	4
Variation de périmètre			– 18	– 18
Au 31 décembre 2001		– 313	– 133	– 446
Ecarts de conversion	8	22	8	38
Dotations	– 84	– 39	– 48	– 171
Reprises			11	11
Variation de périmètre		1	9	10
Au 31 décembre 2002	– 76	– 329	– 153	– 558
Valeur nette :				
Au 1er janvier 2000	836	694	59	1 589
Au 31 décembre 2000	840	709	97	1 646
Au 31 décembre 2001	858	878	94	1 830
Au 31 décembre 2002	724	829	75	1 628

a) Parts de marché. — Elles correspondent à une affectation de l'écart de première consolidation dégagé lors des acquisitions des sociétés Hoskyns au Royaume-Uni (392 millions d'euros), Volmac aux Pays-Bas (176 millions d'euros), Programator en Suède (60 millions d'euros) et Beechwood aux Etats-Unis (96 millions d'euros).

La variation des parts de marché en 2002 s'analyse comme suit :

— 81 millions d'euros de dépréciation exceptionnelle de la valeur de la part de marché Beechwood ;

— 3 millions d'euros sur la part de marché Programator ;

— 58 millions d'euros d'écart de conversion.

b) Ecarts d'acquisition. — Au 31 décembre 2002, ils recouvrent principalement l'Amérique du Nord (144 millions d'euros), le Royaume-Uni (111 millions d'euros), le Benelux (243 millions d'euros), l'Allemagne et l'Europe centrale (107 millions d'euros) et la France (103 millions d'euros).

La variation de la valeur nette des écarts d'acquisition s'analyse principalement comme suit :

— En 2000 :

– les entités conseil d'Ernst & Young qui détenaient des écarts d'acquisition sur certaines de leurs filiales (45 millions d'euros) ;

– la cession d'une partie des activités de développement de maintenance de progiciels en Allemagne (28 millions d'euros) ;

– les écarts d'acquisition reconnus sur des acquisitions de filiales lors de l'exercice (10 millions d'euros) ;

– la charge d'amortissement de l'exercice (22 millions d'euros) ;

– l'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (14 millions d'euros).

— En 2001 :

– l'écart d'acquisition de 139 millions d'euros provenant du rachat de 5,6 % des intérêts minoritaires de Cap Gemini NV ;

– les écarts d'acquisition générés par les acquisitions d'Hochtief Software en Allemagne (19 millions d'euros), de Cap Gemini Ernst & Young Travel & Logistics en Suède (13 millions d'euros) et des 50 % de OneSystem Group aux Etats-Unis non encore possédés par le groupe (10 millions d'euros) ;

– la charge d'amortissement de l'exercice (31 millions d'euros) ;

– l'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (12 millions d'euros).

— En 2002 :

– l'acquisition, en Hollande, des activités de la filiale informatique de Werkling pour 20 millions d'euros ;

– la charge d'amortissement de l'exercice (39 millions d'euros) ;

– l'écart de conversion sur les écarts d'acquisition libellés en devises étrangères (– 36 millions d'euros).

Le test de valeur réalisé sur les écarts d'acquisition apparaissant à l'actif du bilan consolidé au 31 décembre 2002 en utilisant, pour la méthode des multiples de chiffre d'affaires, un multiple sectoriel et, pour la méthode des multiples des flux nets de trésorerie futurs actualisés, des hypothèses de croissance et de rentabilité prudentes et des paramètres de calcul conformes à ceux utilisés dans des analyses similaires ont conclu à l'absence de dépréciation de ces écarts d'acquisition.

Il faut noter que l'écart d'acquisition enregistré en diminution des capitaux propres lors du rachat par offre publique d'échange de 37,5 % du capital de la société Cap Gemini NV sur les mois de juillet et août 1999 s'élève à 855 millions d'euros. Si cet écart avait été amorti, l'annuité d'amortissement pour l'exercice 2002 aurait été de 21 millions d'euros et la valeur nette au 31 décembre 2002 de 781 millions d'euros.

c) Autres actifs incorporels. — Les autres actifs incorporels comprennent essentiellement des logiciels et autres droits d'usage acquis.

Note 12. – Immobilisations corporelles.

L'analyse par nature et les variations d'immobilisations corporelles en 2000, 2001 et 2002 s'analysent comme suit :

(En millions d'euros)	Terrains, constructions et agencements	Matériels informatiques	Autres actifs corporels	Total
Valeur brute :				
Au 1er janvier 2000	328	209	102	639
Ecarts de conversion	– 1			– 1
Acquisitions	36	55	40	131
Cessions	– 10	– 30	– 16	– 56
Variations de périmètre	120	95	21	236
Au 31 décembre 2000	473	329	147	949
Ecarts de conversion	9	4	1	14
Acquisitions	45	107	86	238
Cessions	– 96	– 44	– 19	– 159
Variations de périmètre	– 1		– 10	– 11
Au 31 décembre 2000	430	396	205	1 031
Ecarts de conversion	– 25	– 22	– 6	– 53
Acquisitions	140	136	31	307
Cessions	– 54	– 44	– 74	– 172
Variations de périmètre	– 13	4		– 9
Au 31 décembre 2002	478	470	156	1 104
Amortissements :				
Au 1er janvier 2000	– 112	– 153	– 55	– 320
Ecarts de conversion	1			1
Dotations	– 36	– 51	– 16	– 103
Reprises	4	24	6	34
Variations de périmètre	– 45	– 32	– 9	– 86
Au 31 décembre 2000	– 188	– 212	– 74	– 474
Ecarts de conversion	– 5	– 2		– 7
Dotations	– 46	– 84	– 16	– 146
Reprises	37	36	14	87
Variations de périmètre	4	– 7	2	– 1
Au 31 décembre 2001	– 198	– 269	– 74	– 541
Ecarts de conversion	14	12	2	28
Dotations	– 29	– 83	– 41	– 153
Reprises	13	42	9	64
Variations de périmètre	7	– 4	7	10
Au 31 décembre 2002	– 193	– 302	– 97	– 592
Valeur nette :				
Au 1er janvier 2000	216	56	47	319
Au 31 décembre 2000	285	117	73	475
Au 31 décembre 2001	232	127	131	490
Au 31 décembre 2002	285	168	59	512

La valeur brute des actifs détenus en crédit-bail représente 220 millions d'euros en 2002 (respectivement 142 millions d'euros en 2001 et 131 millions d'euros en 2000). Elle est composée principalement de matériels informatiques au Royaume-Uni (53 millions d'euros) et au Benelux (21 millions d'euros), et d'immeubles correspondant à l'ancienne université de Béhoust pour 39 millions et à la nouvelle université Les Fontaines pour 95 millions d'euros. L'amortissement cumulé de ces actifs représente 48 millions d'euros en 2002 (respectivement 26 millions d'euros en 2001 et 49 millions d'euros en 2000).

Note 13. – Immobilisations financières.

Les immobilisations financières se décomposent comme suit :

(En millions d'euros)	2000	2001	2002
Au 31 décembre			
Titres mis en équivalence	2	2	
Titres de sociétés non consolidées	44	65	[illegible]
Dépôts et autres immobilisations financières à long terme	24	22	[illegible]
Total	70	89	[illegible]

a) Titres de sociétés non consolidées. — Les mouvements des titres d[e] sociétés non consolidées sont :

(En millions d'euros)	2000	2001	2002
Au 1er janvier	30	44	[illegible]
Ecart de conversion	1	2	[illegible]
Acquisitions	27	67	
Cessions	– 30	– 3	
Dépréciation		– 39	

(En millions d'euros)	2000	2001	2002
Autres mouvements			– 9
Variations de périmètre	16	– 6	
Au 31 décembre	44	65	60

Les principaux mouvements intervenus s'analysent comme suit :

— En 2000 :

Le groupe a effectué des acquisitions pour 27 millions d'euros qui correspondaient principalement :

– à une prise de participation de Cap Gemini Ernst & Young US dans le capital de la société Corio, présente dans le domaine des « Application Services Providers » pour une valeur de 9 millions d'euros ;

– à la création d'une société commune entre Cap Gemini UK et Vodafone-Mannesman. Cette société a été consolidée au 1er janvier 2001, et a été cédée à Vodafone-Mannesman le 30 novembre 2001 ;

– à des acquisitions en Amérique du Nord, en Europe centrale et en Italie pour un total de 13 millions d'euros.

En outre, en 2000, le groupe a vendu sa participation dans le capital de la société Hagler-Bailly au groupe PA Consulting pour une valeur de 16 millions d'euros et, via l'apport des activités de conseil d'Ernst & Young aux Etats-Unis, a intégré à l'actif de son bilan des participations minoritaires, notamment dans la société Vialink pour 10 millions d'euros, et dans la société Mainspring pour 3 millions d'euros. La participation dans la société Mainspring a été cédée en 2001.

— En 2001 :

– les activités de « business process outsourcing » au Royaume Uni ont été vendues par le groupe à la société Vertex. Avec le produit de cette vente, le groupe a simultanément acheté des titres de Vertex (représentant 12,2 % du capital), pour une valeur de 65 millions d'euros. Le groupe bénéficiant d'une valeur garantie de vente à terme de ces titres, ces derniers ont été dépréciés afin que leur valeur nette à l'actif du bilan consolidé soit égale à cette valeur garantie, soit 47 millions d'euros ;

– les titres de la société Vialink, cotés au Nasdaq, ont été exclus de la cote en novembre 2001 suite à une baisse importante de la valeur du titre. Ces titres, inscrits au bilan pour une valeur de 10 millions d'euros ont été entièrement dépréciés ;

– en outre les participations mineures détenues par le groupe dans le domaine de l'Internet aux Etats-Unis dont la valeur a considérablement baissé durant l'année 2001 ont été dépréciées à hauteur de leur valeur d'utilité, soit 5 millions d'euros, au 31 décembre 2001.

— En 2002 :

– l'apport du contrat Hydro One à la société Vertex a permis au groupe d'augmenter sa participation dans cette société, qui s'élève à 14,4 %, soit une valeur des titres de 53 millions d'euros au 31 décembre 2002. Les titres acquis en 2002 bénéficient de la même garantie de valeur à la vente que ceux acquis en 2001 et sont valorisés de manière identique ;

– les autres mouvements correspondent à une ré-estimation des titres Corio enregistrés en 2000 et reçus en rémunération de services facturés pour lesquels aucun produit n'a par prudence été enregistré en compte de résultat.

b) Dépôts et autres immobilisations financières à long terme. — La valeur d'utilité des dépôts et autres immobilisations financières à long terme ne présente pas d'écart significatif par rapport à leur valeur nette comptable.

c) Transactions avec les entreprises liées :

— Les transactions essentiellement commerciales réalisées en 2002 avec la société Vertex sont :

– les prestations facturées par le groupe à la société Vertex pour un montant de : 132 millions d'euros,

– les prestations facturées par Vertex au groupe pour un montant de : 68 millions d'euros ;

— Les prestations que le groupe facture à la société Apis (consolidée par mise en équivalence) dans le cadre de son contrat d'infogérance s'élèvent en 2002 à 28 millions d'euros ;

— Les transactions réalisées avec les autres entreprises liées ne sont pas significatives.

Note 14. – Créances d'exploitation (net).
(En millions d'euros.)

Au 31 décembre	2000	2001	2002
Clients et comptes rattachés (net)	2 164	2 068	1 550
Autres créances d'exploitation	148	108	114
Total	2 312	2 176	1 664

Les créances d'exploitation sont à moins d'un an.

a) Clients et comptes rattachés (net) :

Au 31 décembre	2000	2001	2002
Clients	2 026	1 871	1 482
Factures à émettre	637	958	901
Provisions pour créances douteuses	– 59	– 33	– 82
Avances et acomptes reçus des clients	– 440	– 728	– 751
Total	2 164	2 068	1 550
En nombre de jours des produits d'exploitation de l'année	93	90	80

La baisse de 25 % des comptes clients résulte de l'effet combiné d'une évolution de l'activité vers davantage d'infogérance et d'une politique rigoureuse de collecte des comptes clients sur les derniers mois de 2002.

b) Autres créances d'exploitation :

Au 31 décembre	2000	2001	2002
Personnel et organismes sociaux	29	13	1
Impôts et taxes	45	38	23
Divers	74	57	90
Total	148	108	114

Note 15. – Créances diverses.
(En millions d'euros.)

Au 31 décembre	2000	2001	2002
Etat - impôts sur les bénéfices	110	52	134
Impôts différés actifs	137	177	162
Autres	80	93	128
Total	327	322	424

La variation du compte « Etat - impôts sur les bénéfices » en 2002 s'explique principalement par la reconnaissance d'une créance de carry-back en France de 96 millions d'euros, dont l'échéance est au maximum à 5 ans. Le solde du poste « Etat - impôts sur les bénéfices » et le poste « Autres » ne font pas l'objet de dépréciation et sont à moins d'un an. Les éventuelles dépréciations et la ventilation par échéance des impôts différés actifs sont indiquées en note 21.

Note 16. – Situation nette de l'ensemble consolidé.

a) Capital social, primes d'émission et d'apport, réserves. — Les variations de ces différents postes ainsi que le nombre d'actions correspondant sont donnés dans le tableau de variation des capitaux propres consolidés.

En particulier, les réserves consolidées qui comprennent les réserves propres à la société-mère Cap Gemini S.A., les quote-parts du groupe dans les résultats des sociétés consolidées depuis leur acquisition et la réserve de conversion s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2000	2001	2002
Réserves de Cap Gemini S.A.	514	593	780
Quote-parts des résultats des sociétés consolidées (*)	499	439	– 261
Réserve de conversion	67	157	– 81
Total	1 080	1 189	438

(*) Nettes des dividendes versés par ces sociétés à Cap Gemini S.A.

b) Plans d'options de souscription d'actions. — L'assemblée générale des actionnaires a autorisé, le 24 mai 1996 et le 23 mai 2000 le directoire puis le conseil d'administration, à consentir à un certain nombre de collaborateurs du groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces 2 plans, en vigueur au 31 décembre 2002, sont résumées dans le tableau ci-après :

	Plan 1996	Plan 2000	
Date de l'assemblée	24/05/96	23/05/00	
Nombre total d'options pouvant être consenties	6 000 000	12 000 000	
Date des premières attributions au titre de ce plan	01/07/96	01/09/00	01/10/01
Délai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances de bourse précédant l'octroi	80	80	100

	Plan 1996	Plan 2000	
Prix de souscription (par action et en euros) des différentes attributions :			
Plus bas	39,52	139,00	24,00
Plus haut	178,00	161,00	60,00
Nombre total d'actions souscrites au 31 décembre 2002	1 423 465	-	
Nombre d'actions au 31 décembre 2002 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(1) 3 149 390	(2) 2 286 950	(3) 5 515 000
Dont options détenues par deux des onze membres du conseil d'administration	70 000		95 000

(1) Soit 358 411 actions au prix de 39,52 €, 450 239 actions au prix de 56,98 €, 473 415 actions au prix de 87,96 €, 197 200 actions au prix de 114 €, 473 325 actions au prix de 118 €, 364 000 actions au prix de 161 €, 485 800 actions au prix de 178 € et 347 000 actions au prix de 144 €.

(2) Soit 1 210 950 actions au prix de 161 € et 1 076 000 actions au prix de 139 €.

(3) 3 064 000 actions au prix de 60 € et 2 451 000 actions au prix de 24 €.

Il est rappelé que dans l'hypothèse d'une publication par la Société des bourses françaises d'un avis de recevabilité d'une offre publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront - s'ils le souhaitent - lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s)).

c) Intérêts minoritaires. — Les intérêts minoritaires qui comprennent la quote-part de la situation nette des filiales détenues par des tiers ont subi de très légers mouvements et s'analysent comme suit :

(En millions d'euros)	2000	2001	2002
Au 1er janvier	27	75	39
Minoritaires sur augmentation de capital des filiales (1)	38		
Intérêts minoritaires dans le résultat du groupe	7		- 7
Rachat des minoritaires de Cap Gemini NV		- 29	- 1
Réserve de conversion des minoritaires et autres	5	- 3	- 2
Dividendes versés par les filiales aux minoritaires	- 2	- 4	
Au 31 décembre	75	39	29

Le 31 octobre 2000, Cisco a pris une participation de 4,9 % dans le capital de Cap Gemini Telecom S.A., société holding détenant l'ensemble des participations de Cap Gemini et Gemini Consulting liées aux télécommunications, aux médias et aux réseaux. La valeur de ces intérêts minoritaires au 31 décembre 2000 était de 40 millions d'euros.

Le 28 avril 2001, Cap Gemini S.A. a acquis 5,6 % du capital de Cap Gemini NV, portant ainsi sa participation à 99,8 %. Les 39 millions d'euros d'intérêts minoritaires au 31 décembre 2001 correspondent principalement aux intérêts minoritaires de Cisco Systems dans Cap Gemini Telecom S.A.

En 2002, la variation des intérêts minoritaires s'explique principalement par les résultats des activités télécoms du groupe.

Note 17. – Trésorerie nette.

La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme.

Au 31 décembre (en millions d'euros)	2000	2001	2002
Trésorerie	1 003	875	762
Dettes financières	- 154	- 177	- 297
Trésorerie nette	849	698	465

a) Trésorerie. — La trésorerie s'analyse comme la somme des créances financières, des placements à court terme et du disponible en banque diminués des découverts bancaires.

Au 31 décembre (en millions d'euros)	2000	2001	2002
Créances financières et placements à court terme	666	503	490
Banques	463	484	372
Découverts bancaires	- 126	- 112	- 100
Trésorerie	1 003	875	762

Les créances financières et placements à court terme s'analysent comme suit :

Au 31 décembre (en millions d'euros)	2000	2001	2002
Créances financières	11	10	4
Dépôts à terme et valeurs mobilières de placement	655	493	486
Total	666	503	490

Les valeurs comptables des créances financières et des placements à court terme sont proches de leurs justes valeurs.

b) Dettes financières. — Les dettes financières s'analysent entre long terme et court terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes dont la durée est inférieure à un an, comme suit :

Au 31 décembre (en millions d'euros)	2000	2001	2002
Dettes financières à long terme	91	120	155
Dettes financières à court terme	63	57	142
Total	154	177	297

— Analyse par nature des dettes financières :

Au 31 décembre (en millions d'euros)	2000	2001	2002
Emprunts couverts par ou tirés sur lignes de crédit	26	39	114
Dettes liées aux contrats de crédit-bail	72	116	175
Autres emprunts	56	22	8
Total	154	177	297

– Emprunts couverts par ou tirés sur lignes de crédit : Les 114 millions d'euros s'analysent principalement de la façon suivante :

* En Amérique du Nord, 79 millions d'euros (libellés en dollar US) sont tirés sur des lignes de crédit bancaires au taux moyen de 1,9 % et garantis par Cap Gemini S.A. ;

* En Asie Pacifique, 30 millions d'euros (essentiellement libellés en dollar australien) sont tirés sur des lignes de crédit bancaires au taux de 4,1 % et garantis en partie par Cap Gemini S.A.

La société a conclu avec un groupe de banques le 31 juillet 2001 une ligne de crédit multidevises non utilisée au 31 décembre 2002 de 600 millions d'euros remboursable in fine au plus tard le 31 juillet 2006.

Les principales caractéristiques de cette ligne de crédit sont les suivantes :

* Durée : 5 ans ;
* Taux : Euribor et Libor (1-3-6-12 mois) ;
* Commission de non-utilisation : 0,125 % ;
* Commission d'utilisation : 0,275 % à 0,325 % selon le niveau d'utilisation.

Lors de l'obtention de cette ligne, la société Cap Gemini S.A. s'est engagée à respecter un niveau maximum d'endettement net consolidé par référence à sa situation nette consolidée ainsi qu'un niveau minimum de couverture des charges financières par le résultat opérationnel consolidé. Il est précisé qu'au 31 décembre 2002 le groupe respecte ces ratios.

Un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence tant sur l'utilisation de cette ligne que sur la marge applicable.

Cette ligne de crédit a essentiellement servi de support au cours de l'exercice 2002 à l'émission de billets de trésorerie, émis pour des périodes de 1 à 3 mois, destinés à financer des besoins ponctuels.

– Dettes liées aux contrats de crédit-bail : Au 31 décembre 2002, le montant correspond à la dette liée aux retraitements des contrats de crédit-bail. Ils concernent principalement le financement des installations des universités du groupe (Béhoust et Les fontaines) et des investissements en matériel informatique réalisés par Cap Gemini Ernst & Young UK et Cap Gemini Ernst & Young ISM BV (Benelux), dans le cadre de leur activité d'infogérance. Le contrat de crédit-bail relatif à l'immeuble d'Issy-les-Moulineaux a été cédé le 31 décembre 2001 générant ainsi une plus-value de 21 millions d'euros.

(En millions d'euros)	Début de contrat	Echéance	Taux	Solde au 31/12/00	Solde au 31/12/01	Solde au 31/12/02
Immeuble Issy-les-Moulineaux (France)	Novembre 1989	Cédé décembre 2001	Euribor 3 mois + 0,6 %	22		
Université Cap Gemini (Béhoust)	Avril 1992	Mars 2012	Euribor 3 mois + 0,7 %	34	32	31
Université Cap Gemini (Les Fontaines)	Décembre 2001	Juin 2014	Euribor 3 mois + 0,75 %		44	93
Cap Gemini Ernst & Young UK	Décembre 2001	Juillet 2010	Fixe (3,6 % à 9,7 %)	16	40	30
Cap Gemini Ernst & Young ISM BV	Décembre 2002	Décembre 2005	Fixe (4,03 % à 4,25 %)			21
Total				72	116	175

— Principales caractéristiques des dettes financières :

– Taux d'intérêts : Pour l'exercice 2002, le taux moyen des intérêts sur les dettes financières du groupe ressort à 5,4 % contre 4,8 % en 2001 et 4,9 % en 2000. A noter que hors-frais de gestion et charges d'intérêts liés au régime français d'intéressement des salariés, le taux moyen des dettes financières ressortirait à 4,30 %.

Au 31 décembre 2002, la part des dettes à taux variable est de 62 % et la part des dettes à taux fixe est de 38 %.

– Echéancier de remboursement : L'échéancier de remboursement des dettes financières est le suivant :

Au 31 décembre (En millions d'euros)	2000		2001		2002	
	Montants	%	Montants	%	Montants	%
N+1	63	41	57	32	142	48
N+2	17	11	19	11	25	8
N+3	16	10	18	10	23	8
N+4	15	10	13	7	14	5
N+5	12	8	10	6	13	4
N+6 et années ultérieures	31	20	60	34	80	27
Total	154	100	177	100	297	100

– Ventilation par devises : La ventilation des dettes financières par devises est la suivante :

Au 31 décembre (En millions d'euros)	2000		2001		2002	
	Montants	%	Montants	%	Montants	%
Franc français	56	36				
Livre Sterling	16	11	40	23	31	11
Dollar US	11	7	19	11	84	28
Deutsch mark	32	21	5	3		
Euro	25	16	82	46	149	50
Autres devises	14	9	31	17	33	11
Total	154	100	177	100	297	100

Les dettes financières libellées en euro représentent 50 % du total.

– Sûretés réelles : Au 31 décembre 2002, les dettes financières sont garanties par des sûretés réelles à hauteur de 175 millions d'euros (116 millions d'euros au 31 décembre 2001 et 72 millions d'euros au 31 décembre 2000).

– Justes valeurs des dettes financières : Les valeurs comptables des emprunts à court-terme et des obligations liées aux contrats de crédit-bail sont proches de leur juste valeur compte tenu des taux d'intérêt de marché qui leur sont appliqués.

– Variation des dettes financières : La variation des dettes financières s'analyse comme suit :

(En millions d'euros)	2000	2001	2002
Au 1er janvier	241	154	177
Ecart de conversion	5	1	– 16
Remboursement	– 112	– 76	– 38
Nouveaux emprunts	20	98	174
Au 31 décembre	154	177	297

c) Dettes financières à court terme et découverts bancaires. — Les dettes financières à court terme et les découverts bancaires s'additionnent de la façon suivante :

Au 31 décembre (en millions d'euros)	2000	2001	2002
Dettes financières à court terme	63	57	142
Découverts bancaires	126	112	100
Dettes financières à court terme et découverts bancaires	189	169	242

Note 18. – Provisions et autres passifs à long terme.

Au 31 décembre (en millions d'euros)	2000	2001	2002
Provisions pour retraites	67	73	96
Provisions pour risques et charges	18	22	26
Réserve spéciale de participation	44	69	69
Impôts différés passifs à long terme	82	73	61
Total	211	237	252

— Retraite : Comme indiqué en note 1.1, la constitution des retraites du personnel du groupe a lieu conformément aux lois et usages des pays dans lesquels il est implanté.

Il existe deux catégories de régimes de retraite :

— Régimes à cotisations définies : Ces régimes existent dans la majorité des pays d'Europe (France, Benelux, Europe centrale, Pays nordiques et Europe du Sud), aux Etats-Unis ainsi que dans les pays d'Asie-Pacifique.

Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite qui sont comptabilisés en charges de l'exercice.

— Régimes à prestations définies :

Il existe deux natures de régime :

– Les régimes à prestations définies non couverts par des actifs :

Dans le cadre de ces régimes, des provisions pour indemnités de départ à la retraite et de couverture sociale sont constatées au passif du bilan dans le compte « provisions pour retraites ». Les pays principalement concernés sont la France, l'Europe centrale, les Pays nordiques, l'Amérique du Nord, et l'Italie ;

– Les régimes à prestations définies couverts par des actifs :

Ces régimes existent au Canada, au Royaume-Uni, et en Allemagne.

Au 31 décembre 2002 et en application des réglementations locales de chacun des pays concernés, ces fonds de retraite sont couverts par financements ou provisions.

- Au Canada, ce régime concerne les nouvelles sociétés New Horizons et Inergi créées dans le cadre de la signature de contrats d'infogérance.
- Au Royaume-Uni, ce plan concerne environ 5 400 salariés. Le groupe applique la méthode légale qui consiste à actualiser le passif de retraite en retenant le taux de rendement des actifs à long terme en conformité avec la composition des actifs du plan. En retenant le taux de rendement des obligations, ce plan présenterait un déséquilibre de 288 millions d'euros au 31 décembre 2002 (contre 120 millions d'euros au 31 décembre 2001) compte tenu de l'état actuel des marchés financiers ;
- En Allemagne, un régime de volontariat, couvert par une police d'assurance souscrite par la société, concerne environ 300 personnes.

— L'analyse des mouvements concernant les provisions pour retraites et pour risques et charges, est la suivante :

(En millions d'euros)	31/12/01	Dotation	Reprise (pour utilisation)	Reprise (pour non utilisation)	Ecart de conversion	Changement de périmètre	31/12/02
Provisions pour retraites et pour risques et charges	95	40	– 16	– 4	– 3	10	122
Total	95	40	– 16	– 4	– 3	10	122

— L'analyse des impôts différés passifs à long terme est donnée en note 21.

Note 19. – Dettes d'exploitation.

Au 31 décembre (En millions d'euros)	2000	2001	2002
Fournisseurs et comptes rattachés	698	478	518
Personnel	743	800	778
Impôts et taxes	270	243	212
Divers	120	187	111
Total	1 831	1 708	1 619

Note 20. – Instruments financiers.

Couvertures des risques de taux d'intérêt. — Au 31 décembre 2000, une seule couverture de taux d'intérêt était en cours sous la forme d'un contrat d'échange de taux portant sur un montant de 15 millions d'euros, pour une période d'un mois, dans le cadre d'un placement en billet de trésorerie. Ce contrat permettait d'échanger un taux fixe (4,98 % payé par Cap Gemini S.A.) contre un taux variable (Eonia capitalisé).

Au 31 décembre 2001, aucune opération de couverture de taux d'intérêt n'était en cours.

Au 31 décembre 2002, trois couvertures de taux d'intérêt étaient en cours, sous la forme de contrats d'échange de taux portant sur un montant total de 24,8 millions d'euros, pour des périodes allant de 9 à 48 jours, relatives à :

— d'une part, deux placements en obligations convertibles qui étaient au 31 décembre 2002 à 48 jours de l'échéance de remboursement. Au terme des deux contrats d'échange de taux correspondants, Cap Gemini S.A. est payeur de taux fixe à 2,50 % contre respectivement Euribor 3 mois + 3,00 % et Euribor 3 mois + 4,50 % ;

— et d'autre part, un placement en euro Commercial Paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 3,21 % contre Eonia capitalisé.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2002 fait apparaître un gain latent non significatif.

Couvertures des risques de change. — Au 31 décembre 2000, les couvertures de taux de change s'élevaient au total à 213 millions d'euros et étaient les suivantes :

— Couvertures commerciales à échéance 2001 : ventes à terme de 19 millions de dollars US pour une contre-valeur de 21 millions d'euros ;

— Couvertures financières à échéance 2001 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :

- 123 millions de dollars US pour une contre-valeur de 144 millions d'euros ;
- 19 millions de livres sterling pour une contre-valeur de 30 millions d'euros ;
- 28 millions de dollars singapouriens pour une contre-valeur de 18 millions d'euros.

Au 31 décembre 2001, les couvertures de taux de change s'élevaient au total à 53 millions d'euros, à échéance 2002, sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :

- 32 millions de livres sterling pour une contre-valeur de 52 millions d'euros ;
- 2 millions de dollars australiens pour une contre-valeur de 1 million d'euros ;
- 1 million de pesos mexicains pour une contre-valeur de 0,1 million d'euros.

Au 31 décembre 2002, les couvertures de taux de change s'élevaient au total à 126,1 millions d'euros et étaient les suivantes :

— Couvertures commerciales de flux internes au groupe à échéance 2003 : vente à terme de 1,8 millions de dollars Canadiens pour une contre-valeur de 1,1 millions d'euros ;

— Couvertures financières à échéance 2003 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :

- 75 millions de livres sterling pour une contre-valeur de 115,3 millions d'euros,
- 13 millions de dollars australiens pour une contre-valeur de 7 millions d'euros,
- 5 millions de dollars singapouriens pour une contre-valeur de 2,7 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 31 décembre 2002 fait apparaître un gain latent de l'ordre de 0,6 million d'euros.

Note 21. – Impôts différés.

a) Evolution des impôts différés :

Les impôts différés actifs et passifs se décomposent comme suit :

Au 31 décembre (En millions d'euros)	2000	2001	2002
Pertes fiscales reportables	214	421	820
Différence temporaire liée à l'apport des activités conseil d'Ernst & Young	1 377	1 204	1 047
Autres	37	46	11
Provision sur impôts différés actifs	– 842	– 808	– 1 191
Total des impôts différés actifs (long-terme)	786	863	687
Pertes fiscales reportables	1	15	76
Différence temporaire liée à l'apport des activités conseil d'Ernst & Young	33	101	42
Provisions pour congés payés	14	14	13
Provisions pour restructuration	62	2	
Autres	27	46	36
Provision sur impôts différés actifs		– 1	– 5
Total des impôts différés actifs (court-terme)	137	177	162
Total des impôts différés actifs	923	1 040	849
Retraitement de l'amortissement des écarts d'acquisitions	– 57	– 66	– 57
Capitalisation et amortissement	– 9	– 3	
Provisions	– 6	– 4	– 3
Autres	– 10		– 1
Total des impôts différés passifs (long-terme)	– 82	– 73	– 61
Réévaluation des en-cours de production	– 10	– 7	– 5
Provisions pour restructuration	– 30	– 18	– 19
Autres	– 4	– 5	– 1
Total des impôts différés passifs (court terme)	– 44	– 30	– 25
Total des impôts différés passifs	– 126	– 103	– 86

Au 31 décembre 2002, la majeure partie des impôts différés actifs s'analyse de la façon suivante :

1. Impôts différés actifs américains reconnus suite à l'apport des activités conseil d'Ernst & Young :

— L'apport des activités Nord-américaines de conseil d'Ernst & Young permet au Groupe d'amortir fiscalement sur 15 ans la différence entre le prix de la transaction pour ces activités et la valeur fiscale des actifs et passifs acquis (4 776 millions d'euros). L'analyse de l'utilisation possible de cet amortissement fiscalement déductible a permis au groupe d'enregistrer un actif d'impôt qui a été de 762 millions d'euros au 31 décembre 2001 contre 698 millions d'euros au 31 décembre 2000 ;

— Au 31 décembre 2002, cet actif d'impôts différés américains a été réévalué pour tenir compte de l'évolution des résultats de nos activités Nord-américaines sur les 15 prochaines années en retenant des taux de croissance et de rentabilité jugés raisonnables et établi en utilisant les paramètres de visibilité et d'actualisation suivante :

- Reconnaissance de 100 % de l'utilisation sur les cinq premières années. A compter de la sixième année, les utilisations probables font l'objet d'une provision au taux forfaitaire de 35 %, taux en croissance de 5 points sur les années suivantes et ce jusqu'à 70 %. Ce taux est porté à 100 % la seizième année ;
- Taux d'actualisation de 5,1 % (taux des obligations d'Etat à 30 ans aux Etats-Unis).

— Cette réévaluation a conduit à la constatation en 2002 d'une provision complémentaire de 377 millions d'euros, corrigée des effets de l'actualisation pour un montant de 118 millions d'euros, ainsi que 50 millions d'euros au titre des impôts différés actifs qui avaient été reconnus sur des pertes fiscales reportables antérieures à la transaction Ernst & Young ;

— Après prise en compte des éléments ci-dessus et de l'écart de conversion, le solde au 31 décembre 2002 s'élève à 398 millions d'euros, se ventilant en 356 millions d'euros à long-terme et 42 millions d'euros à court terme.

2. Impôt différé actif reconnu en France suite à la réorganisation de nos activités Nord-américaines :

— La réorganisation de nos activités nord-américaines a conduit la société-mère Cap Gemini S.A. à reconnaitre en 2002 une moins-value fiscale nette à court terme d'environ 2 milliards d'euros. Le traitement comptable de ce crédit d'impôt a été le suivant :

- Report en arrière sur les impôts payés par le groupe pour un montant de 96 millions d'euros (voir note 15 créances diverses) ;
- Imputation sur les résultats fiscaux bénéficiaires de l'exercice en cours pour 61 millions d'euros ;
- Constatation d'un impôt différé actif sur pertes fiscales reportables pour un montant de 229 millions d'euros, soit 213 millions d'euros après actualisation au taux de 3,5 %. Ce montant se ventile en 147 millions d'euros à long-terme et 66 millions d'euros à court terme.

b) Déficits fiscaux :

(En millions d'euros)	2000	2001	2002
Déficits reportables temporairement	446	999	1 922
Déficits reportables indéfiniment	150	197	582
Total des déficits reportables	596	1 196	2 504

(En millions d'euros)	2000	2001	2002
Economie potentielle d'impôt correspondante	215	436	896
Dont actifs d'impôts constatés sur déficits reportables	177	407	705

L'augmentation des déficits reportables s'explique :

— à hauteur de 647 millions d'euros, par la reconnaissance de la moins-value nette à court terme générée en France par les opérations de réorganisation des activités Nord-américaines, après imputation sur les résultats fiscaux bénéficiaires de l'exercice en cours ;

— par l'amortissement fiscal dont le groupe bénéficie suite à l'apport des activités conseil d'Ernst & Young en Amérique du Nord (285 millions d'euros) ;

— par les résultats fiscaux déficitaires de l'exercice en cours, principalement au Royaume-Uni (162 millions d'euros), en Amérique du Nord (95 millions d'euros), en Europe du Sud (75 millions d'euros) et en Europe Centrale (55 millions d'euros) ;

— par un effet de conversion négatif sur les pertes reportables nord-américaines (167 millions d'euros).

L'échéancier des déficits reportables aux 31 décembre 2000, 2001 et 2002 est le suivant :

Au 31 décembre (En millions d'euros)	2000		2001		2002	
	Montants	%	Montants	%	Montants	%
N+1	6	1	54	5	220	9
N+2	5	1	6	1	248	10
N+3	8	1	46	4	236	10
N+4	48	8	15	1	32	1
N+5 et années ultérieures	379	64	878	73	1 186	47
Indéfiniment	150	25	197	16	582	23
Total	596	100	1 196	100	2 504	100

Note 22. – Engagements reçus et donnés.

a) Engagements reçus :

Au 31 décembre (En millions d'euros)	2000	2001	2002
Engagements reçus :			
Sur contrats	1	2	1
Autres	2	2	4
Total	3	4	5

b) Engagements donnés :

Au 31 décembre (En millions d'euros)	2000	2001	2002
Engagements donnés :			
Sur contrats	39	35	36
Sur locations non résiliables	1 008	1 259	1 229
Sur emprunts	224	27	8
Autres	23	44	25
Total	1 294	1 365	1 298

Les engagements sur contrat correspondent aux commandes d'achat à venir dans le cadre de contrats d'achat globaux. Les autres engagements correspondent à des cautions ou garanties fiscales.

L'analyse des engagements donnés par le groupe sur des locations non résiliables, par nature et par échéance, au 31 décembre 2002 est la suivante :

(En millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
N+1	48	166	60	13	287
N+2	25	150	43	4	222
N+3	19	130	19	3	171
N+4	10	114	4	1	129
N+5	2	92	1	1	96
N+6 et années ultérieures	4	317		3	324
Total	108	969	127	25	1 229

Les baux relatifs aux bureaux varient selon les territoires, et s'étalent sur des périodes comprises entre 5 et 25 ans. Les contrats de véhicules sont des contrats court terme de 3 ans

Les engagements sur des locations non résiliables sont principalement donnés en Amérique du Nord (200 millions d'euros), au Royaume-Uni (346 millions d'euros), au Benelux (207 millions d'euros), en Allemagne et en Europe Centrale (118 millions d'euros), et en France (157 millions d'euros).

c) Autres engagements. — Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du Groupe Cap Gemini Ernst & Young et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du groupe décident de le quitter avant un certain délai, elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

Le contrat conclu avec Cisco Systems prévoit que cette dernière disposera, dans le cas où l'un ou l'autre d'un de ses cinq grands concurrents lancerait une offre publique sur Cap Gemini S.A., de la faculté d'acheter l'ensemble des titres de la société commune Cap Gemini Telecom S.A.

Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50 % ou plus, sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.

Au 31 décembre 2002, le groupe n'a ni souscrit ni reçu d'engagement complexe tel que défini dans la recommandation de la commission des opérations de bourse pour l'élaboration des documents de référence 2002.

Les engagements précédemment décrits correspondent aux engagements significatifs au 31 décembre 2002.

Note 23. – Faits exceptionnels et litiges.

Le groupe n'a pas connaissance de faits exceptionnels ou de litiges susceptibles d'avoir ou ayant eu dans un passé récent un impact significatif sur l'activité, la situation financière, le résultat, le patrimoine et les perspectives d'avenir de la société ou du groupe, qui ne soient pas reflétés dans les comptes ou mentionnés dans les notes sur les comptes consolidés.

Note 24. – Effectifs.

Les effectifs moyens se répartissent entre les huit zones géographiques du groupe de la manière suivante :

Effectif moyen	2000		2001		2002	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	8 217	16	11 040	18	9 893	18
Royaume-Uni et Irlande	8 781	18	9 014	16	7 412	14
Pays Nordiques	4 613	9	5 140	9	4 589	8
Benelux	8 674	17	9 835	16	9 333	17
Allemagne et Europe Centrale	2 333	5	3 435	6	3 191	6
France	12 098	24	13 794	23	13 637	25
Europe du Sud	4 193	8	5 641	9	4 998	9
Asie-Pacifique	1 340	3	2 007	3	1 829	3
Total	50 249	100	59 906	100	54 882	100

Les effectifs de fin d'année se répartissent entre les huit zones géographiques du groupe de la manière suivante :

Effectif de fin d'année	2000		2001		2002	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	11 428	19	9 810	17	9 674	18
Royaume-Uni et Irlande	9 779	17	7 906	14	7 268	14
Pays Nordiques	4 877	8	5 149	9	4 250	8
Benelux	9 549	16	9 862	17	8 860	17
Allemagne et Europe Centrale	3 279	6	3 555	6	3 124	6
France	13 334	22	14 045	24	13 378	25
Europe du Sud	5 291	9	5 546	10	4 636	9
Asie-Pacifique	2 012	3	1 887	3	1 493	3
Total	59 549	100	57 760	100	52 683	100

Note 25. – Activité par zone géographique.

La décomposition du chiffre d'affaires, du résultat d'exploitation ainsi que des actifs immobilisés et des créances clients et comptes rattachés par zone géographique est la suivante :

Chiffre d'affaires (en millions d'euros) :

	2000 Pro forma		2001		2002	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	2 951	35	2 848	34	2 258	32
Royaume-Uni et Irlande	1 351	16	1 414	17	1 223	17
Pays Nordiques	586	7	577	7	469	7
Benelux	1 025	12	1 036	12	925	13
Allemagne et Europe Centrale	565	7	519	6	466	7
France	1 308	15	1 367	16	1 239	17
Europe du Sud	436	5	439	5	327	5
Asie-Pacifique	249	3	216	3	140	2
Total	8 471	100	8 416	100	7 047	100

Résultat d'exploitation (en millions d'euros) :

	2000 Pro forma		2001		2002	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	252	28	178	42	42	37
Royaume-Uni et Irlande	151	17	– 3	– 1	– 24	– 21
Pays Nordiques	55	6	10	2	– 6	– 5
Benelux	164	19	128	30	47	41
Allemagne et Europe Centrale	74	8	25	6	– 3	– 3
France	162	18	83	20	85	75
Europe du Sud	35	4	12	3	– 15	– 13
Asie-Pacifique			– 10	– 2	– 12	– 11
Total	893	100	423	100	114	100

Actif immobilisé (en millions d'euros) :

	2000 Pro forma		2001		2002	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	515	23	500	21	356	16
Royaume-Uni et Irlande	633	29	684	28	628	28
Pays Nordiques	132	6	126	5	114	5
Benelux	316	14	437	18	458	21
Allemagne et Europe Centrale	167	8	186	8	175	8
France	370	17	401	17	423	19
Europe du Sud	46	2	59	2	59	3
Asie-Pacifique	12	1	16	1	12	
Total	2 191	100	2 409	100	2 225	100

Clients et comptes rattachés (net) (en millions d'euros) :

	2000 Pro forma		2001		2002	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	405	19	420	20	298	19
Royaume-Uni et Irlande	337	15	325	16	253	16
Pays Nordiques	149	7	117	7	79	5
Benelux	323	15	277	13	226	15
Allemagne et Europe Centrale	215	10	174	8	131	9
France	458	21	460	22	377	24
Europe du Sud	207	10	225	11	152	10
Asie-Pacifique	70	3	70	3	34	2
Total	2 164	100	2 068	100	1 550	100

Note 26. – Intérêts dans les participations sous contrôle conjoint.

Le groupe exerce un contrôle conjoint sur des participations, notamment au Canada, en Allemagne, et au Royaume-Uni. La part des produits d'exploitation du groupe générés par ces participations est 1,41 %.

Note 27. – Evénements postérieurs à la clôture 2002.

Un contrat a été signé avec IBM pour la supervision et la maintenance des applicatifs de l'équipementier automobile Visteon, dans le cadre de l'alliance globale de cette société avec IBM. Ce contrat d'une durée de dix ans et d'une valeur d'environ 500 millions d'euros prévoit notamment la maintenance de l'infrastructure des plates-formes mainframe et clients-serveurs.

Note 28. – Liste par pays des 134 sociétés consolidées.

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
Allemagne	Cap Gemini Ernst & Young Deutschland GmbH	100	IG
	Cap Gemini Ernst & Young Deutschland Holding GmbH	100	IG
	Cap Gemini Ernst & Young Systems GmbH	100	IG
	Gemini Consulting GmbH & Co KG	100	IG
	Gemini Consulting Verwaltungs GmbH	100	IG
	Is Energy information Services für die Energiewirtschaft GmbH	25,2	Prop.
	S.D. & M. Software Design and Management AG	100	IG
	Sogeti Deutschland GmbH	100	IG
	Cap Gemini Telecom Media & Networks Deutschland GmbH	95	IG
Australie	Cap Gemini Ernst & Young Australia Pty Ltd	100	IG
	Cap Gemini Ernst & Young Business Services Australia Pty Ltd	100	IG
Autriche	Cap Gemini Ernst & Young Osterreich AG	100	IG
Belgique	Cap Gemini Ernst & Young Belgium NV/SA	100	IG
	Cap Gemini Ernst & Young People Systems infrastructure NV/SA	100	IG
	Gitek Software NV	100	IG
	Twinsoft NV SA	100	IG
	Sogeti SA	100	IG
	Cap Gemini Telecom Media & Networks Belgium NV	95	IG
Canada	Cap Gemini Ernst & Young New Brunswick Inc.	100	IG
	Business transformation services Inc.	100	IG
	Cap Gemini Ernst & Young Canada Inc.	100	IG
	Inergi Inc.	100	IG
	Inergi LP	100	IG
	New Horizons System solutions LLP	100	IG
	New Horizons System Solutions Inc.	100	IG
Chine	Cap Gemini Ernst & Young (Shanghai) Co. Ltd	100	IG
	Cap Gemini Ernst & Young Hong Kong Limited	100	IG
	Cap Hong Kong Ltd	100	IG
	One Resource Ltd (Hong Kong)	50	Prop.
	One Resource Group Ltd (Hong Kong)	50	Prop.
Danemark	Cap Gemini Ernst & Young Danmark AS	100	IG
	Cap Gemini Telecom Media & Networks Danmark AS	95	IG
Espagne	Cap Gemini Ernst & Young Espana, S.L.U.	100	IG
	Software y Aplicaciones Empresariales, S.L.U.	100	IG
	Sogeti Espana	100	IG
	Cap Gemini Telecom Media & Networks Espana SL	95	IG
Etats-Unis	BiosGroup Inc.	41,4	MEQ
	Cap Gemini America Inc.	100	IG
	Cap Gemini Ernst & Young application services LLC	100	IG
	Cap Gemini Ernst & Young Kansas City Service Center LLC	100	IG
	Cap Gemini Ernst & Young U.S. Consulting B.V.	100	IG
	Cap Gemini Ernst & Young U.S. Holding Inc.	100	IG
	Cap Gemini Ernst & Young U.S. Holdings LLC	100	IG
	Cap Gemini Ernst & Young U.S. LLC	100	IG
	Cap Gemini North America Inc.	100	IG
	Cap Gemini Technologies LLC	100	IG
	Sogeti USA LLC	100	IG
	Cap Gemini Telecom Media & Networks US Inc.	95	IG
Finlande	Cap Gemini Ernst & Young Finland Oy	100	IG
	Capsam Consulting Oy	100	IG
	Racap Solutions Oy	65	IG
	Cap Gemini Telecom Media & Networks Finland Oy	95	IG
France	Cap Gemini S.A.	Société-mère	IG
	Agrostar	19	MEQ
	Answork (ex Gamifip)	14,8	MEQ

Pays	Sociétés consolidées	Pourcentage d'intérêt	Méthode d'intégration
	APIS	34	MEQ
	Cap Gemini Ernst & Young France SAS	100	IG
	Cap Gemini Gouvieux SAS	100	IG
	Cap Gemini Service SAS	100	IG
	Cap Gemini Université SAS	100	IG
	Pierre Fabre Informatique S.A.	51	IG
	SARL Immobilière Les Fontaines	100	IG
	SCI du château de Béhoust	100	IG
	SCI Paris Etoile	100	IG
	Sogeti France SAS	99,1	IG
	Cap Gemini Telecom Media & Networks France SAS	95	IG
	Gemini Telecom Media & Networks France SAS	95	IG
	Cap Gemini Telecom S.A.	95	IG
Grande-Bretagne	Cap Gemini Ernst & Young UK Plc	100	IG
	CGS Holdings Ltd	100	IG
	Ciberion Ltd	50	Prop.
	EY Working Links Ltd	100	IG
	Gemini Consulting UK Holding Ltd	100	IG
	Volmac UK ltd	100	IG
	Working Links (Employment) Ltd	33,3	Prop.
	Cap Gemini Telecom Media & Networks UK Ltd	95	IG
Hongrie	Cap Gemini Magyarorszag Kft	95	IG
Inde	Cap Gemini Ernst & Young Consulting India Private Ltd	100	IG
Indonésie	PT E & Y GCC Asia Pacific B.V.	100	IG
Irlande	Cap Gemini Ernst & Young Ireland Ltd	100	IG
	Cap Gemini Telecom Media & Networks Ireland Ltd	95	IG
Italie	Cap Gemini Ernst & Young Italia S.p.A	100	IG
	Sistemi e Telematica S.p.A	77,1	IG
	Cap Gemini Telecom Media & Networks Italia S.p.A	95	IG
Japon	Cap Gemini Ernst & Young Japan KK	100	IG
Lettonie	Gemini Consulting SIA	100	IG
Luxembourg	Cap Gemini Ernst & Young Luxembourg SA	100	IG
Malaisie	Cap Gemini Ernst & Young Consultants Sdn Bhd	100	IG
	Cap Gemini Telecom Media & Networks Malaysia Sdn Bhd	95	IG
Mexique	Cap Gemini Ernst & Young Mexico S. de R.L. de C.V.	100	IG
Nouvelle-Zélande	Cap Gemini Ernst & Young New Zealand Ltd	100	IG
Norvège	Cap Gemini Ernst & Young Norge AS	100	IG
	Cap Gemini Telecom Media & Networks Norge AS	95	IG
Pays-Bas	Cap Gemini Benelux BV	100	IG
	Cap Gemini Ernst & Young ISM BV	100	IG
	Cap Gemini Ernst & Young Management Sourcing BV	100	IG
	Cap Gemini Ernst & Young Nederland BV	100	IG
	Cap Gemini Ernst & Young Sourcing BV	100	IG
	Cap Gemini Europe BV	100	IG
	Cap Gemini NV	100	IG
	CGS/WSG Partnership CV	100	IG
	EC Gate BV	30	Prop.
	Entity Holding BV	10	MEQ
	GBA Volmac BV	100	IG
	Paul Postma Marketing Consultancy BV	100	IG
	PRC E & Y BV	50	Prop.
	Sageti Nederland BV	100	IG
	Cap Gemini Ernst & Young international BV	100	IG
	Cap Gemini Ernst & Young Global Client Consulting Asia Pacific BV	100	IG
	Cap Gemini Ernst & Young Global Learning Solutions BV	100	IG
	Cap Gemini Telecom Media & Networks Nederland BV	95	IG
Pologne	Cap Gemini Ernst & Young Polska Sp. zo.o.	100	IG
	GC Polska	100	IG
	Cap Gemini Telecom Media & Networks Sp Zoo	95	IG
Portugal	Cap Gemini Ernst & Young Portugal S.A., Servicios de Consultoria e Informatica S.A.	100	IG
République tchèque	Cap Gemini Telecom Media & Networks Sro	95	IG
Roumanie	GC Romania s.r.l.	100	IG
Singapour	Cap Gemini Ernst & Young Singapore Pte Ltd	100	IG
	Cap Gemini Asia Pacific Pte Ltd	100	IG
	Professional Outsourcing Pte Ltd	100	IG
	Cap Gemini Telecom Media & Networks Singapore Pte Ltd	95	IG
Slovaquie	ET E & Y consulting Slovakia s.r.o	100	IG
Suède	Cap Gemini Ernst & Young AB	100	IG
	Cap Gemini Ernst & Young Sverige AB	100	IG
	Cap Gemini Ernst & Young Travel & Logistics Sweden AB	100	IG
	Cap Volmac Sweden AB	100	IG
	GC SV Goteborg	100	IG
	GC SV Sverige	100	IG
	Sogeti Sverige AB	100	IG
	Cap Gemini Telecom Media & Networks Sweden AB	95	IG
Suisse	Cap Gemini Ernst & Young Suisse SA	100	IG
	Gemini Consulting AG (Switzerland)	100	IG
	S.D. & M. Switzerland	100	IG
	Sogeti Switzerland	100	IG

IG = Intégration globale ; MEQ = Mise en équivalence ; Prop. = Intégration proportionnelle.

VI. — Rapport des commissaires aux comptes sur les comptes consolidés au 31 décembre 2002.

Aux actionnaires de Cap Gemini S.A.,

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de Cap Gemini S.A. établis en euros, relatifs à l'exercice clos le 31 décembre 2002, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note 4 de l'annexe qui expose un changement de méthode comptable lié à la première application du règlement CRC nº 2000-06 du 7 décembre 2000 relatif aux passifs.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Paris, le 27 février 2003.

Les commissaires aux comptes :

Coopers & Lybrand Audit,
Membre de PricewaterhouseCoopers :
BERNARD RASCLE ;

KPMG Audit,
Département de KPMG S.A. :
JEAN-LUC DECORNOY, FRÉDÉRIC QUELIN,
Associé ; Associé.

40887

CDC IXIS SECURITIES

(Capital détenu à 99,9 % par la société CDC Ixis Capital Market.)

Société de bourse au capital de 1 910 250 €.
Siège social : 56, rue de Lille, 75007 Paris.
682 039 888 R.C.S. Paris.

Les comptes annuels du 31 décembre 2002 approuvés par l'assemblée générale ordinaire du 14 mars 2003 ont été publiés dans « Le Journal Spécial des Sociétés » du 17 avril 2003.

41099

FILE NO. 82-5065

(18)

Exhibit 18

BALO Notice of April 30, 2003 regarding the publication of net revenues for the first quarter of 2003

CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL DE LA TOURAINE ET DU POITOU

Société coopérative à capital variable, régie par les dispositions du Livre V du Code rural, au capital de 100 109 524,75 €.

Siège social et services administratifs : 18, rue Salvador Allende, BP 307, 86008 Poitiers Cedex.

Direction générale et services administratifs : Boulevard Winston Churchill, 37041 Tours Cedex.

399 780 097 R.C.S. Poitiers.

Exercice social : du 1er janvier au 31 décembre.

Situation au 31 mars 2003.
(En milliers d'euros.)

Actif	Montant
Opérations de trésorerie et interbancaires	55 479
Caisse, banques centrales, C.C.P.	55 310
Effets publics et valeurs assimilées	0
Créances sur les établissements de crédit	169
Opérations internes au Crédit agricole	267 970
Opérations avec la clientèle	4 316 205
Opérations sur titres	383 724
Obligations et autres titres à revenu fixe	115 962
Actions et autres titres à revenu variable	267 762
Valeurs immobilisées	267 475
Participations et autres titres détenus à long terme	215 741
Parts dans les entreprises liées	816
Immobilisations corporelles	48 847
Immobilisations incorporelles	2 071
Actionnaires ou associés	688
Actions propres	688
Comptes de tiers et divers	109 581
Autres actifs	27 708
Comptes de régularisation	81 873
Total de l'actif	5 401 122

Passif	Montant
Opérations de trésorerie et interbancaires	160
Caisse, banques centrales, C.C.P.	0
Dettes envers les établissements de crédit	160
Opérations internes au Crédit agricole	3 280 486
Comptes créditeurs de la clientèle	1 121 173
Compte d'épargne à régime spécial	17 182
Autres dettes envers la clientèle	1 194 991
Dettes représentées par un titre	14 046
Comptes de régularisation et passifs divers	125 843
Autres passifs	21 180
Comptes de régularisation	104 663
Provisions et dettes subordonnées	82 271
Provisions pour risques et charges	25 559
Dépôt de garantie à caractère mutuel	8
Dettes subordonnées et titres participatifs	56 704
Fonds pour risques bancaires généraux	33 255
Capitaux propres hors FRBG	652 888
Capital souscrit	100 110
Primes d'émission	205 696
Réserves	347 082
Provisions réglementées	0
Total du passif	5 401 122

Hors bilan	Montant
Engagements donnés	1 412 839
Engagements de financement	825 061
Engagements en faveur d'établissements de crédit	115 000
Engagements en faveur de la clientèle	710 061
Engagements de garantie	586 741
Engagements d'ordre d'établissements de crédit	518 628
Engagements d'ordre de la clientèle	68 113
Engagements sur titres	1 037
Engagements reçus	799 340
Engagements de financement	12 318
Engagements reçus d'établissements de crédit	12 318
Engagements de garantie	785 035
Engagements reçus d'établissements de crédit hors CA	18 231
Engagements internes au Crédit agricole	497 661
Engagements reçus de la clientèle	269 143
Engagements sur titres reçus	1 987

41551

CAISSE REGIONALE DE CREDIT MARITIME DU LITTORAL DU SUD-OUEST

Société régie par la loi nº 84-454 du 15 juin 1984.
Siège social : 54-56, avenue Albert Einstein, Parc technologique des Minimes, 17000 La Rochelle.
715 950 143 R.C.S. La Rochelle.

Les comptes annuels, le rapport de gestion et les rapports du commissaires aux comptes concernant l'exercice 2002, approuvés par l'assemblée générale ordinaire du 27 mars 2003, ont été publiés dans le journal d'annonces légales « Le Littoral de la Charente-Maritime » nº 4873 du 18 avril 2003.

Pour avis.

41535

CAP GEMINI SA

Société anonyme au capital de 1 003 832 840 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés.
(Hors taxes, en millions d'euros.)

	2003	2002	Variation
1º) Société-mère :			
Premier trimestre	40	47	– 15,1 %
2º) Groupe consolidé :			
Premier trimestre	1 555	1 873	(1) – 17,0 %

(1) Comparé au chiffre d'affaires du premier trimestre 2003, le chiffre d'affaires du premier trimestre 2002 est en décroissance de 17 %. Cette décroissance est de 10,3 % à taux de change et périmètre constants.

41593

CASINO, GUICHARD-PERRACHON

Société anonyme à directoire et conseil de surveillance au capital de 166 155 597,90 €.
Siège social : 24, rue de la Montat, 42100 Saint-Etienne.
554 501 171 R.C.S. Saint-Etienne.
Exercice social : du 1er janvier au 31 décembre.

Documents comptables annuels.

A. — Comptes sociaux.

I. — Bilan au 31 décembre 2002.
(En millions d'euros.)

Actif	Notes	2002	2001	2000
Actif immobilisé :				
Immobilisations incorporelles		0,5	0,6	0,5
Dépréciations et amortissements		– 0,3	– 0,3	– 0,3
	5	0,2	0,3	0,2
Immobilisations corporelles		30,2	7,5	3,3
Amortissements		– 1,6	– 2,7	– 2,4
	5	28,6	4,8	0,9
Immobilisations financières (a)		7 737,6	7 129,5	6 584,7
Dépréciations		– 799,6	– 118,5	– 0,3
	6	6 938,0	7 011,0	6 584,4
Total actif immobilisé		6 966,8	7 016,1	6 585,5
Actif circulant :				
Créances clients et autres débiteurs (b)	7	2 517,9	2 069,7	1 792,2
Valeurs mobilières de placement	8	1 635,2	563,6	321,1
Disponibilités	8	58,1	52,3	28,4
Total actif circulant		4 211,2	2 685,6	2 141,7
Comptes de régularisation et assimilés (b)	9	37,4	29,8	23,1
Total actif		11 215,4	9 731,5	8 750,3
(a) Dont prêts à moins d'un an		19,4	1,3	15,6
(b) Dont à plus d'un an		0,0	3,5	3,7

(19)

Exhibit 19

BALO Notice of September 5, 2003 regarding the publication of net revenues for the first and second quarters of 2003 gement de méthode résultant de la première application, à compter du 1er janvier 2002, du règlement CRC n° 2000-06 relatif aux passifs.

2. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital et des droits de vote vous ont été communiquées dans le rapport de gestion.

Le 12 mai 2003.

Les commissaires aux comptes :

MAX-ALAIN OBADIA ; Ernst & Young Audit : ANY ANTOLA.

III. — **Attestation des commissaires aux comptes sur les comptes consolidés.** (Extrait du rapport.)

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Bourse direct relatifs à l'exercice clos le 31 décembre 2002, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur la note 1 de l'annexe aux comptes consolidés qui expose le changement de méthode résultant de la première application, à compter du 1er janvier 2002, du règlement CRC n° 2000-06 relatif aux passifs ainsi que le changement de présentation des états financiers résultant de la première application du règlement 2002-05 du CRC.

Par ailleurs, nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations relatives au groupe, données dans le rapport de gestion.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Le 12 mai 2003.

Les commisaires aux comptes :

MAX-ALAIN OBADIA ; Ernst & Young Audit : ANY ANTOLA.

51230

BUSINESS INTERACTIF

Société anonyme au capital de 557 623,25 €.
Siège social : 6 *bis*, rue Fournier, 92110 Clichy.
403 578 198 R.C.S. Nanterre.

Chiffre d'affaires du premier semestre 2003 : 6,3 millions d'euros.

Le groupe Business Interactif a réalisé au cours du premier semestre de l'exercice 2003 un chiffre d'affaires consolidé de 6,3 millions d'euros, en augmentation de + 4,5 % sur le chiffre d'affaires consolidé de 6,1 millions d'euros du second semestre de l'exercice 2002.

A taux de change comparables, la croissance du chiffre d'affaires consolidé des activités de Business Interactif s'établit à + 6 % sur les six premiers mois de l'exercice.

Chiffre d'affaires consolidé du second trimestre de l'année 2003 :

Le chiffre d'affaires consolidé du groupe Business Interactif au titre du second trimestre 2003 s'établit à 3,1 millions d'euros, contre 2,8 millions d'euros pour le premier trimestre de l'année 2002.

Chiffre d'affaires de Business Interactif SA :

Le chiffre d'affaires de Business Interactif SA pour le premier semestre de l'exercice 2003 s'établit à 6 millions d'euros, contre 5,7 millions d'euros pour le premier semestre de l'année 2002.

Chiffre d'affaires du second trimestre de l'année 2003 :

Le chiffre d'affaires de Business Interactif SA au titre du second trimestre 2003 s'établit à 2,9 millions d'euros, contre 2,6 millions d'euros pour le premier trimestre de l'année 2002.

51212

CAISSE D'EPARGNE ET DE PREVOYANCE DE BRETAGNE

Société anonyme coopérative.
Siège social : 4, rue du Chêne Germain, BP 8, 35511 Cesson-Sévigné Cedex.
383 166 451 R.C.S. Rennes.

Situation au 30 juin 2003.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	20 782
Effets publics et valeurs assimilées	0
Créances sur les établissements de crédit	4 188 908
Opérations avec la clientèle	2 890 732
Obligations et autres titres à revenu fixe	743 113
Actions et autres titres à revenu variable	299 263
Participations et activité de portefeuille	4 971
Parts dans les entreprises liées	71 761
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	5 134
Immobilisations corporelles	35 651
Capital souscrit non versé	—
Actions propres	—
Autres actifs	238 982
Comptes de régularisation	34 851
Total de l'actif	8 534 148

Passif	Montant
Banques centrales, C.C.P.	2 464
Dettes envers les établissements de crédit	2 080 289
Opérations avec la clientèle	5 897 086
Dettes représentées par un titre	38 503
Autres passifs	51 980
Comptes de régularisation	81 266
Provisions pour risques et charges	84 822
Dettes subordonnées	28 903
Fonds pour risques bancaires généraux (FRBG)	64 955
Capitaux propres hors FRBG	203 879
Capital souscrit	84 863
Primes d'émission	—
Réserves	119 016
Ecarts de réévaluation	—
Provisions réglementées et subventions d'investissement	—
Report à nouveau	—
Total du passif	8 534 148

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	406 432
Engagements de garantie	110 154
Engagements sur titres	—
Engagements reçus :	
Engagements de financement	20 051
Engagements de garantie	111 368
Engagements sur titres	306

51274

CAP GEMINI SA

Société anonyme au capital de 1 003 832 840 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris. — APE : 741 J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés.
(Hors taxes, en millions d'euros.)

1°) Société-mère :

	2003 en millions d'euros	2002 en millions d'euros	Variation
Premier trimestre	40	47	– 15,1 %
Deuxième trimestre	43	104	– 58,6 %
Premier semestre	83	151	– 45,1 %

2°) Groupe consolidé :

	2003 en millions d'euros	2002 en millions d'euros	Variation
Premier trimestre	1 555	1 873	– 17,0 %
Deuxième trimestre	1 468	1 860	– 21,1 %
Premier semestre	3 023	3 733	– 19,0 %

Le chiffre d'affaires du deuxième trimestre 2003 est en recul par rapport au deuxième trimestre 2002 de 21,1 % (13,2 % à taux de change et périmètre constants). Par rapport au trimestre précédent, ce recul n'est que de 5,6 % à taux courants et 3,2 % à taux constants.

Le premier semestre 2003 est en recul de 19 % par rapport au premier semestre 2002. A taux de change et périmètre constants, cette baisse n'est que de 12,5 %.

51298

CDC FINANCE - CDC IXIS

Société anonyme à directoire et conseil de surveillance au capital de 5 103 563 868 €.
Siège social : 26-28, rue Neuve-Tolbiac, 75013 Paris.
335 128 898 R.C.S. Paris.

Situation au 30 juin 2003.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	2 928 939
Effets publics et valeurs assimilées	525 460
Créances sur les établissements de crédit	52 819 680
Opérations avec la clientèle	10 118 747
Obligations et autres titres à revenu fixe	7 081 552
Actions et autres titres à revenu variable	2 383 984
Participations et activités de portefeuille	495 662
Parts dans les entreprises liées	4 454 717
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	28 775
Immobilisations corporelles	25 758
Capital souscrit non versé	—
Actions propres	—
Autres actifs	768 102
Comptes de régularisation	5 243 799
Total de l'actif	86 875 175

Passif	Montant
Banques centrales, C.C.P.	—
Dettes envers les établissements de crédit	39 565 128
Opérations avec la clientèle	5 370 741
Dettes représentées par un titre	30 336 612
Autres passifs	2 211 366
Comptes de régularisation	2 562 926
Provisions pour risques et charges	103 605
Dettes subordonnées	638 714
Fonds pour risques bancaires généraux (FRBG)	50 490
Capitaux propres hors FRBG	6 035 593
Capital souscrit	5 103 564
Primes d'émission	551 747
Réserves	322 112
Ecart de réévaluation	—
Provisions réglementées et subventions d'investissement	4
Report à nouveau	58 166
Total du passif	86 875 175

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	41 252 768
Engagements de garantie	13 091 415
Engagements sur titres	311
Engagements reçus :	
Engagements de financement	9 051
Engagements de garantie	10 054 356
Engagements sur titres	30 359

51213

COFIDIS SA

Société anonyme au capital de 40 000 000 €.
Siège social : 1, rue du Molinel, 59290 Wasquehal.
325 307 106 R.C.S. Roubaix-Tourcoing.

Situation au 30 juin 2003.
(En milliers d'euros.)

Actif	
Caisse, banques centrales, C.C.P.	
Créances sur les établissements de crédit	15 720
Opérations avec la clientèle	2 749 833
Actions et autres titres à revenu variable	84 994
Participations et activités de portefeuille	0
Parts dans les entreprises liées	3
Immobilisations incorporelles	1 204
Immobilisations corporelles	7 751
Autres actifs	43 607
Comptes de régularisation	19 620
Total de l'actif	2 937 933

Passif	Montant
Banques centrales, C.C.P.	—
Dettes envers les établissements de crédit	1 088 755
Opérations avec la clientèle	13 298
Dettes représentées par un titre	1 271 584
Autres passifs	35 967
Comptes de régularisation	109 256
Provisions pour risques et charges	20 047
Dettes subordonnées	76 701
Fonds pour risques bancaires généraux (FRBG)	25 154
Capitaux propres hors FRBG	—
Capital souscrit	40 000
Primes d'émission	10 816
Réserves	246 355
Total du passif	2 937 933

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	6 248 719
Engagements reçus :	
Engagements de financement	830 423

51273

COMMERZBANK AKTIENGESELLSCHAFT

Société de droit allemand au capital de 1 410 000 000 €.
Siège social : Neue Mainzer Strasse 32 - 36 Frankfurt/Main HRB 32000.

Rectificatif aux comptes annuels parus au *Bulletin des Annonces légales obligatoires* du 23 juillet 2003, annexe aux comptes :

1°) Page 17686, tableau : « La répartition par zone géographique pour l'exercice précédent s'établit comme suit » : Lire : « Exercice 2001 » au lieu de : « Exercice 2002 ».

2°) Page 17693, tableau : 31 décembre 2001 :

a) Ligne : « Options de change », colonne : « A moins d'un an » au lieu de : « 2 », lire : « 46 ».

b) Ligne : « Options de change », colonne : « Total » : au lieu de « 2 », lire : « 46 ».

3°) Page 17696, tableau 76 : « Actifs subordonnés », ligne : « Autres titres à revenu variable », colonne : « Variation (en %) », il y a lieu de supprimer : « 65,1 ».

4°) Page 17700, tableau : Titres de participation et parts dans les entreprises liées :

a) Ligne : « Commerz Asset Management Asia Pacific Pte Ltd », colonne : « Capitaux propres » au lieu de : « 32 021 US$ », lire : « 32 021 S$ ».

b) Ligne : « Commerzbank Asset Management Asia Ltd », colonne : « Capitaux propres » : au lieu de : « 6 184 US$ », lire : « 6 184 S$ ».

c) Ligne : « Commerzbank (South East Asia) Ltd », colonne : « Capitaux propres » : au lieu de : « 177 741 US$ », lire : « 177 741 S$ ».

51281

DEVERNOIS S.A.

Société anonyme au capital de 2 300 000 €.
Siège social : Les Etines, 42120 Le Coteau.
405 880 485 R.C.S. Roanne.

Les comptes sociaux et consolidés de Devernois S.A., arrêtés au 31 décembre 2002, revêtus de l'attestation des commissaires aux comptes et publiés

FILE NO. 82-5065

(20)

03 DEC 10 AM 7:21

Exhibit 20

BALO Notice of September 26, 2003 regarding the publication of the half-year financial statements for 2003

D. – Tableau de variation des capitaux propres consolidés (part du groupe).
(En K€.)

	Capital	Primes	Réserves consolidés	Résultat exercice	Titres de l'entreprise consolidante	Dividendes distribués	Total autres	Total capitaux propres
Situation à la clôture 2002								181 156
Mouvements 2003	44	944		7 935	– 22 782	– 4 797	– 1 141	
Situation à la clôture du premier semestre 2003								161 359

E. – Dettes financières.

Le poste emprunts et dettes auprès des établissements de crédits comprend, outre des emprunts en devises contractés par la Société Brioche Pasquier Cerqueux, des dettes à moyen et long terme suivants :

Emprunts de Brioche Pasquier Cerqueux	6 730 K€
Emprunts des Brioche Pasquier Brescia et Brioche Pasquier Recondo	2 043 K€
Dettes de crédits-bails immobiliers	44 K€
	8 817 K€

F. – Dettes fiscales et sociales.

; différés représentent une dette de 4 572 K€ correspondant à :

és passifs (impôts sur amortissements dérogatalisés)	5 106 K€
ès actifs (économies d'impôt futures sur charges ; ultérieurement)	– 534 K€
	4 572 K€

G. – Personnel.

noyen du Groupe Brioche Pasquier atteint 2 440 personnes.

H. – Résultat financier.
(En K€.)

Produits financiers :	
Produits de cession de VMP	843
Reprise de provision	841
Autres produits financiers	414
Charges financières :	
Pertes de changes	74
Provision pour dépréciation	778
Autres charges	279
Total	967

I. – Résultat exceptionnel.
(En K€.)

Produits exceptionnels :	
Produits cession actifs	108
Subventions d'investissements	205
Reprise de provisions	75
Produits exceptionnels assurances	169
Autres produits exceptionnels	132
Charges exceptionnelles :	
Valeur comptable d'éléments d'actif	81
Autres charges exceptionnelles	104
Total	504

C. — Rapport sur l'examen limité des comptes semestriels.

En notre qualité de commissaires aux comptes de votre société et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultat présenté sous la forme de comptes intermédiaires du groupe Brioche Pasquier relatifs à la période du 1er janvier au 30 juin 2003, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine de la société à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires.

Sociétés d'expertise comptable,
Commissaires aux comptes,
Membres de la Compagnie Régionale de Rennes.

Carquefou, le 19 septembre 2003.
LBA ;

Nantes, le 19 septembre 2003.
FPL Audit Conseil.

52221

CAP GEMINI S.A.

Société anonyme au capital de 1 003 832 840 €.

Siège social : 11, rue de Tilsitt, 75017 Paris.

330 703 844 R.C.S. Paris. — APE : 741 J.

Exercice social : du 1er janvier au 31 décembre.

Situation intermédiaire au 30 juin 2003.

I. — Comptes de résultats consolidés.
(En millions d'euros.)

	Exercice 2002		1er semestre 2002		1er semestre 2003	
	Montants	%	Montants	%	Montants	%
Chiffre d'affaires	7 047	100,0	3 733	100,0	3 023	100,0
Charges d'exploitation	– 6 933	– 98,4	– 3 723	– 99,7	– 2 942	– 97,3
Résultat d'exploitation	114	1,6	10	0,3	81	2,7
Produits et frais financiers (net)	– 1	– 0,0	– 1	– 0,0	– 5	– 0,2
Autres produits et charges (net)	– 401	– 5,7	– 141	– 3,8	– 105	– 3,5
Résultat avant impôts des sociétés intégrées	– 288	– 4,1	– 132	– 3,5	– 29	– 1,0
Impôts	– 108	– 1,5	– 21	– 0,6	– 39	– 1,3
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition et dépréciation des parts de marché	– 396	– 5,6	– 153	– 4,1	– 68	– 2,3

	Exercice 2002		1er semestre 2002		1er semestre 2003	
	Montants	%	Montants	%	Montants	%
Résultat des sociétés mises en équivalence	– 2	– 0,0	– 1	– 0,0	– 1	– 0,0
Intérêts minoritaires	7	0,1	1	– 0,0	– 1	– 0,0
Résultat net (part du groupe) avant amortissement des écarts d'acquisition et dépréciation des parts de marché	– 391	– 5,5	– 153	– 4,1	– 70	– 2,3
Amortissement des écarts d'acquisition et dépréciation des parts de marché	– 123	– 1,8	– 103	– 2,8	– 20	– 0,7
Résultat net (part du groupe)	– 514	– 7,3	– 256	– 6,9	– 90	– 3,0

	Exercice 2002	1er semestre 2002	1er semestre 2003
Nombre d'actions	125 420 369	125 421 877	125 349 882
Nombre moyen potentiellement dilutif d'options de souscription d'actions	1 307 299	944 982	221 897
Nombre moyen d'actions retraité	126 727 668	126 366 859	125 571 779
Nombre d'actions en fin de période	125 479 105	125 476 765	125 479 105
Résultat net part du groupe (rappel)	– 514	– 256	– 90
Résultat net par action (en euros) (1)	– 4,10	– 2,04	– 0,72
Résultat net dilué par action (en euros) (2)	– 4,10	– 2,04	– 0,72
Résultat net par action (en euros) (3)	– 4,10	– 2,04	– 0,72

(1) Résultat net part du groupe rapporté au nombre moyen d'actions.

(2) Résultat net part du groupe rapporté au nombre moyen d'actions retraité. Pour l'exercice et les premiers semestres présentés, le résultat dilué par action étant négatif, est identique au résultat de base.

(3) Résultat net part du groupe rapporté au nombre d'actions en fin de période qui inclut, pour le premier semestre 2003, les 41 360 actions propres dont l'annulation décidée par la treizième résolution de l'assemblée générale du 7 mai a été réalisée le 24 juillet 2003.

Le résultat net du groupe après amortissement des écarts d'acquisition mais avant intérêts minoritaires ressort à – 89 millions d'euros pour le premier semestre 2003, soit – 2,9 % du chiffre d'affaires contre – 257 millions d'euros et – 6,9 % pour le premier semestre 2002 (et – 521 millions d'euros et – 7,4 % pour l'exercice 2002).

II. — Bilan consolidé au 30 juin 2002, au 31 décembre 2002 et au 30 juin 2003.

(En millions d'euros.)

Actif	30/06/02	31/12/02	30/06/03
Immobilisations incorporelles	1 689	1 628	1 549
Immobilisations corporelles	516	512	489
Immobilisations financières	91	85	97
Total de l'actif immobilisé	2 296	2 225	2 135
Impôt différé actif à long terme	779	687	623
Total des actifs à long terme	3 075	2 912	2 758
Créances d'exploitation (net)	2 057	1 664	1 483
Créances diverses	344	424	378
Créances financières et placements à court terme	568	490	470
Banques	276	372	293
Total de l'actif circulant	3 245	2 950	2 624
Total de l'actif	6 320	5 862	5 382
Engagements reçus	4	5	10

Passif	30/06/02	31/12/02	30/06/03
Capital social	1 004	1 004	1 004
Primes d'émission et d'apport	2 110	2 063	2 066
Réserves et résultat consolidés	683	438	246
Capitaux propres	3 797	3 505	3 316
Intérêts minoritaires	36	29	26
Situation nette de l'ensemble consolidé	3 833	3 534	3 342
Dettes financières à long terme	113	155	160
Provisions et autres passifs à long terme	217	252	259
Total des passifs à long terme	330	407	419
Dettes financières à court terme et découverts bancaires	484	242	184
Dettes d'exploitation (net)	1 564	1 619	1 352
Dettes diverses	109	60	85
Total des passifs à court terme	2 157	1 921	1 621
Total du passif	6 320	5 862	5 382
Engagements donnés	1 311	1 298	1 324
Trésorerie nette	247	465	419

III. — Tableau des flux de trésorerie consolidés pour l'exercice clos le 31 décembre 2002 et pour les premiers semestres 2002 et 2003.

(En millions d'euros.)

	Exercice 2002	1er semestre 2002	1er semestre 2003
Flux d'exploitation :			
Résultat net (part du groupe)	– 514	– 256	– 90
Intérêts minoritaires et résultat des sociétés mises en équivalence	– 5		2
Résultat net des sociétés intégrées	– 519	– 256	– 88
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissement et dépréciation	325	190	103
Provisions	30	5	10
Variation des impôts différés	61	– 31	18
Plus et moins-values sur cessions d'actifs	3	2	16
Autres éléments	– 14	9	
Marge brute d'autofinancement des sociétés intégrées (1)	– 114	– 81	59
Flux de trésorerie liés :			
Aux créances clients et comptes rattachés (net) (A)	531	83	135
Aux dettes fournisseurs et comptes rattachés (net) (B)	36	80	– 78
Aux autres créances et dettes diverses (C)	– 382	– 356	– 160
A l'effet net de la cession d'une créance de carry-back (D)			74
Flux de trésorerie liés au besoin en fonds de roulement (II = A + B + C + D)	185	– 193	– 29
Flux de trésorerie d'exploitation (III = I + II)	71	– 274	30
Flux d'investissements :			
Acquisitions d'immobilisations corporelles et incorporelles	– 278	– 136	– 80
Produits de cessions d'immobilisations corporelles et incorporelles	42	5	3
	– 236	– 131	– 77
Acquisitions d'immobilisations financières	– 16	– 12	– 6
Produits de cessions d'immobilisations financières	1		
Dividendes reçus des sociétés non consolidées	1		
	– 14	– 12	– 6
Incidence des variations de périmètre	13	13	
Flux de trésorerie d'investissements (IV)	– 237	– 130	– 83
Flux de capitaux :			
Augmentations de capital en numéraire (dont exercice de stock-options)	12	12	
Dividendes versés aux actionnaires de la société-mère	– 50	– 50	

	Exercice 2002	1er semestre 2002	1er semestre 2003
Dividendes versés aux minoritaires des sociétés intégrées	– 1	– 1	
Emission/remboursement d'emprunts	128	312	– 7
Flux de trésorerie liés aux opérations de financement (V)	89	273	– 7
Variation de trésorerie (III + IV + V)	– 77	– 131	– 60

	Exercice 2002	1er semestre 2002	1er semestre 2003
Trésorerie d'ouverture	875	875	762
Trésorerie de clôture	762	712	688
Incidence des variations de cours des devises	– 36	– 32	– 14
Variation de trésorerie	– 77	– 131	– 60

IV. — Tableau de variation des capitaux propres consolidés du premier janvier 2002 au 30 juin 2003.
(En millions d'euros.)

	Nombre d'actions	Capital social	Primes d'émission et d'apport	Actions propres	Réserves	Ecarts de conversion	Capitaux propres du groupe
Au 1er janvier 2002	125 244 256	1 002	2 112	– 2	1 034	157	4 303
Augmentations de capital par levée d'options	472 201	4	8				12
Élimination nette de 256 885 actions propres restituées en 2002			12	– 19			– 7
Annulation de 237 352 actions dans le capital social de Cap Gemini S.A.	– 237 352	– 2	– 18	20			
Apport des activités conseil d'Ernst & Young			– 1				– 1
Dividendes distribués au titre de 2001			– 50				– 50
Écart de conversion						– 238	– 238
Résultat net (part du groupe)					– 514		– 514
Au 31 décembre 2002	125 479 105	1 004	2 063	– 1	520	– 81	3 505
Élimination nette de 171 617 actions propres restituées en 2003			3	– 4			– 1
Écart de conversion						– 98	– 98
Résultat net (part du groupe)					– 90		– 90
Au 30 juin 2003	125 479 105	1 004	2 066	– 5	430	– 179	3 316

V. — Notes sur les comptes semestriels consolidés.

1. – Principes comptables.

Les comptes consolidés ont été établis en conformité avec les principes et normes comptables français et notamment avec le règlement nº 99-02 du Comité de la réglementation comptable homologué le 22 juin 1999 et, pour les comptes semestriels, avec la recommandation nº 99.R.01 du 18 mars 1999 mise par le Conseil national de la comptabilité.

Les comptes semestriels consolidés sont préparés conformément aux règles et principes comptables appliqués par le groupe pour l'établissement des comptes consolidés annuels. Ils sont détaillés dans le document de référence 2002.

2. – Evolution du périmètre de consolidation au premier semestre 2003.

Aucun mouvement de périmètre significatif n'a eu lieu durant le premier semestre 2003.

3. – Charges d'exploitation.

Les postes « Salaires et charges sociales » et « Frais de déplacement » constituent les postes les plus importants des charges d'exploitation.

(En millions d'euros)	Exercice 2002	1er semestre 2002	1er semestre 2003
Salaires et charges sociales	4 249	2 351	1 922
Frais de déplacement	505	252	190
Total	4 754	2 603	2 112
En % du total des charges d'exploitation	69 %	70 %	72 %
En % du total des produits d'exploitation	67 %	70 %	70 %
Effectif moyen de la période	54 882	55 724	50 581

4. – Produits et frais financiers (net).

(En millions d'euros)	Exercice 2002	1er semestre 2002	1er semestre 2003
Revenus des placements à court terme	24	11	9
Intérêts financiers sur emprunts	– 29	– 15	– 15
Autres résultats financiers	4	3	1
Total	– 1	– 1	– 5

5. – Autres produits et charges (net).

(En millions d'euros)	Exercice 2002	1er semestre 2002	1er semestre 2003
Coûts de restructuration	– 463	– 122	– 87
Plus et moins-values sur titres et cessions de titres et d'activités	7		1
Plus et moins-values sur cessions d'actifs corporels	– 3	5	– 1
Résultat de cession d'une créance de carry-back			– 16
Effet de l'actualisation des actifs d'impôts différés à long terme	102	– 12	
Provision pour dépréciation d'immobilisations corporelles	– 10		
Gains et pertes sur créances financières	– 11	– 11	2
Gains et pertes de change (net)	– 3	– 1	– 2
Autres produits et charges (net)	– 20		– 2
Total	– 401	– 141	– 105

Au premier semestre 2002, les autres produits et charges (net) de – 141 millions d'euros sont principalement composés de 122 millions d'euros de coût de restructuration dont :

— 111 millions d'euros directement liés aux réductions d'effectifs ;

— 11 millions d'euros d'autres charges de structure, principalement liées aux coûts de fermeture des locaux.

Au premier semestre 2003, les autres produits et charges (net) de – 105 millions d'euros recouvrent principalement :

— 87 millions d'euros de coûts de restructuration dont :

– 66 millions d'euros de coûts directement liés aux reductions d'effectifs, principalement en France (33 millions d'euros), dans les pays Nordiques (14 millions d'euros), en Amérique du Nord (12 millions d'euros) et au Benelux (5 millions d'euros) ;

– 21 millions d'euros d'autres charges liées principalement à la poursuite sur le premier semestre des mesures de rationalisation du parc immobilier lancées en 2002. Ces charges concernent la France (8 millions d'euros), les pays Nordiques (6 millions d'euros), la Grande-Bretagne (5 millions d'euros) et le Benelux (2 millions d'euros).

— Une charge de 16 millions d'euros correspondant au résultat de cession d'une créance de carry-back de 90 millions d'euros à un établissement de crédit (cf. note 6 « Impôts »).

6. – Impôts.

La charge d'impôt du premier semestre 2003 qui s'élève à 39 millions d'euros s'analyse de la manière suivante :

— Impôts sur résultats bénéficiaires, notamment en France (6 millions d'euros), au Benelux (5 millions d'euros) et au Canada (4 millions d'euros) ;

— Impôts forfaitaires supportés principalement aux Etats-Unis et en Italie, pour un montant de 9 millions d'euros ;

— Une dépréciation, à hauteur de 8,5 millions d'euros, du solde d'impôts différés actifs relatif aux pays Nordiques au 31 décembre 2002.

Il faut noter que la constatation de cette charge d'impôt de 39 millions d'euros alors que le résultat est une perte avant impôt de 29 millions d'euros, s'explique essentiellement par le fait que le groupe a décidé, pour des raisons de prudence, de ne pas reconnaître d'actifs d'impôts différés relatifs aux pertes générées dans certains pays au cours du premier semestre 2003.

Les impôts différés actifs sont principalement reconnus aux Etats-Unis et en France.

S'agissant des Etats-Unis, et à défaut d'évolution significative de l'environnement économique au cours du premier semestre 2003, les hypothèses de reconnaissance de l'impôt différé sont restées inchangées.

En France, le déficit fiscal de 2002, constitué principalement d'une moins-value nette à court terme résultant de la réorganisation de nos activités nord-américaines, a donné lieu à la constatation au 31 décembre 2002 d'un actif d'impôt différé de 229 millions d'euros. Il convient de souligner que le montant définitif de la moins-value nette à court terme s'élève à 2,8 milliards d'euros, à comparer au chiffre de 2 milliards d'euros indiqué initialement dans le document de référence 2002.

Cette augmentation du montant de la moins-value nette à court terme n'a pas d'impact sur le montant des impôts différés constatés au titre de l'exercice 2002 et du premier semestre 2003.

Par ailleurs, la société Cap Gemini S.A. a cédé le 26 juin 2003 à un établissement de crédit, pour un montant de 74 millions d'euros, une créance de carry-back constatée pour un montant de 90 millions d'euros, résultant de l'option de report en arrière du déficit fiscal français généré au titre de l'exercice 2002.

7. – Amortissements des écarts d'acquisition et dépréciation des parts de marché.

(En millions d'euros)	Exercice 2002	1er semestre 2002	1er semestre 2003
Amortissement des écarts d'acquisition	– 39	– 18	– 20
Dépréciation des parts de marché	– 84	– 85	
Total	– 123	– 103	– 20

8. – Plans d'options de souscription d'actions.

L'assemblée générale des actionnaires a autorisé le 24 mai 1996 et le 23 mai 2000 le directoire ou le conseil d'administration à consentir à un certain nombre de collaborateurs du groupe, en une ou plusieurs fois, et ce pendant un délai de cinq ans, des options donnant droit à la souscription d'actions.

Les principales caractéristiques de ces deux plans, en vigueur au 30 juin 2003, sont résumées dans le tableau ci-après (aucune option n'a été attribuée au cours du 1er semestre 2003) :

	Plan 1996	Plan 2000	
Date de l'assemblée	24 mai 1996	23 mai 2000	
Nombre total d'options pouvant être consenties	6 000 000	12 000 000	
Date des premières attributions	1er juillet 1996	1er septembre 2000	1er octobre 2001
Délai maximum d'exercice des options à compter de leur date d'attribution	6 ans	6 ans	5 ans
Prix de souscription en % de la moyenne des vingt séances de bourse précédant l'octroi	80 %	80 %	100 %
Prix de souscription (par action et en euros) des différentes attributions :			
Plus bas	56,98	139,00	24,00
Plus haut	178,00	161,00	60,00
Nombre total d'actions souscrites au 30 juin 2003	1 423 465		
Nombre d'actions au 30 juin 2003 pouvant être souscrites sur des options précédemment consenties et non encore exercées	(1) 2 645 062	(2) 2 032 950	(3) 5 131 000
Dont options détenues par quatre des onze membres du conseil d'administration	70 000		95 000

(1) Soit 415 247 actions au prix de 56,98 €, 442 165 actions au prix de 87,96 €, 179 200 actions au prix de 114 €, 456 650 actions au prix de 118 €, 468 800 actions au prix de 178 €, 344 000 actions au prix de 161 € et 339 000 actions au prix de 144 €.

(2) Soit 1 089 950 actions au prix de 161 € et 943 000 actions au prix de 139 €.

(3) Soit 2 728 000 actions au prix de 60 € et 2 403 000 actions au prix de 24 €.

Il est rappelé que dans l'hypothèse d'une publication par Euronext d'un avis de recevabilité d'une offre publique visant la totalité des titres de capital et des titres donnant accès au capital ou aux droits de vote de la société, les titulaires d'options de souscription d'actions pourront – s'ils le souhaitent – lever aussitôt la totalité des options qui leur ont été consenties (ou le solde en cas de levée(s) partielle(s) déjà effectuée(s)).

9. – Intérêts minoritaires.

Les intérêts minoritaires, qui comprennent la quote-part de la situation nette des filiales détenues par des tiers, s'analysent comme suit :

(En millions d'euros)	1er semestre 2002	Exercice 2002	1er semestre 2003
Au 1er janvier	39	39	29
Intérêts minoritaires dans le résultat du groupe	– 1	– 7	1
Rachat des minoritaires de Cap Gemini TMN US			– 4
Rachat des minoritaires de Cap Gemini NV		– 1	
Réserve de conversion des minoritaires et autres	– 2	– 2	
En fin de période	36	29	26

Les 26 millions d'euros au 30 juin 2003 correspondent principalement aux intérêts minoritaires de Cisco Systems dans Cap Gemini Telecom S.A.

10. – Trésorerie nette.

La trésorerie nette est constituée de la trésorerie diminuée des dettes financières à court terme et à long terme.

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Trésorerie	712	762	688
Dettes financières	– 465	– 297	– 269
Trésorerie nette	247	465	419

L'opération d'émission d'obligations convertibles ou échangeables en actions nouvelles ou existantes (OCEANE) lancée le 24 juin 2003 et qui a permis au groupe d'encaisser 452 millions d'euros le 2 juillet 2003, sera comptabilisée au second semestre.

Il convient de noter que les dettes financières à court terme et les découverts bancaires s'additionnent de la façon suivante :

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Dettes financières à court terme	352	142	109
Découverts bancaires	132	100	75
Dettes financières à court terme et découverts bancaires	484	242	184

a) Trésorerie. — La trésorerie s'analyse comme la somme des créances financières, des placements à court terme et du disponible en banque diminué des découverts bancaires.

(En milions d'euros)	30/06/02	31/12/02	30/06/03
Créances financières	11	4	2
Placements à court terme	557	486	468

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Banques	276	372	293
Découverts bancaires	– 132	– 100	– 75
Trésorerie	712	762	688

b) Dettes financières. — Les dettes financières s'analysent entre long terme et court terme, ces dernières comprenant à la fois la part à moins d'un an des endettements à long terme ainsi que des dettes dont la durée est inférieure à un an :

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Dettes financières à long terme	113	155	160
Dettes financières à court terme	352	142	109
Dettes financières	465	297	269

Analyse par nature des dettes financières :

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Emprunts couverts par ou tirés sur lignes de crédit	131	114	33
Dettes liées aux contrats de crédit-bail	122	175	173
Billets de trésorerie	180		60
Autres emprunts	32	8	3
Total	465	297	269

Emprunts couverts par ou tirés sur lignes de crédit :

— Les 33 millions d'euros s'analysent principalement de la façon suivante :

- En Amérique du Nord, 17 millions d'euros sont tirés sur des lignes de crédit bancaires au taux de 2,1 % et garantis par Cap Gemini S.A. ;
- En Asie Pacifique, 14 millions d'euros sont tirés sur des lignes de crédit bancaires au taux de 4,7 % et garantis en partie par Cap Gemini S.A.

— Le 31 juillet 2001, la société a conclu avec un groupe de banques composé de BNP Paribas et Barclays Capital Group, toutes deux en qualité de chef de file, de Banca di Roma, Bank of America, CIC-Crédit mutuel, Crédit agricole Indosuez, Crédit lyonnais, Deutsche Bank, HSBC/CCF, ING Bank, Natexis Banques populaires et Société générale, en qualité de co-arrangeurs, et de CADIF, Dresdner Bank AG et Fuji Bank Limited en qualité de participants, une ligne de crédit multidevises de 600 millions d'euros remboursable *in fine* au plus tard le 31 juillet 2006. Au 30 juin 2003, cette ligne n'était pas tirée.

Les principales caractéristiques de cette ligne de crédit sont les suivantes :

— Durée : 5 ans.

— Taux : Euribor et Libor (1-3-6-12 mois).

— Commission de non-utilisation : 0,125 %.

— Commission d'utilisation : 0,275 % à 0,325 % selon le niveau d'utilisation.

Cette ligne comporte des engagements qui limitent la capacité de la société et de ses filiales parties au contrat, ainsi que, le cas échéant, la capacité de ses principales filiales (« Principal subsidiaries », définies en fonction de leur part dans le chiffre d'affaires consolidé du groupe) et de leurs filiales respectives, d'engager certaines opérations, y compris :

— des limites affectant la création ou l'autorisation de maintien de certaines sûretés sur l'un quelconque de leurs actifs ;

— de modifier substantiellement la nature générale de leur activité ;

— des restrictions sur les opérations de cession d'actifs et les fusions et opérations assimilées.

Lors de l'obtention de cette ligne, la société Cap Gemini S.A. s'est par ailleurs engagée à respecter certains engagements habituels y compris l'obtention et le maintien des autorisations nécessaires, le maintien d'une couverture d'assurance, le maintien du rang (« *pari passu* »), la fourniture d'informations financières et autres et la notification des défauts.

En outre, la société s'est engagée à respecter certains ratios financiers, notamment un niveau maximum d'endettement net consolidé par référence à sa situation nette consolidée ainsi qu'un niveau minimum de couverture des charges financières par le résultat opérationnel consolidé. Il est précisé qu'au 30 juin 2003 le groupe respecte ces ratios.

Enfin, cette ligne de crédit contient des dispositions habituelles concernant l'exigibilité anticipée, notamment en cas de non-paiement de sommes dues, de fausse déclaration ou de manquement à d'autres obligations afférentes aux contrats de prêt (sous réserve, le cas échéant, de périodes de « grâce »), en cas de défauts croisés (au-delà d'un seuil minimum de manquement), d'insolvabilité et de procédures de dépôt de bilan, de changement de contrôle, de changements ayant un impact négatif important, de cessation d'activité et d'illégalité.

Un changement à la hausse ou à la baisse de la notation de crédit de Cap Gemini S.A. serait sans incidence tant sur l'utilisation de cette ligne que sur la marge applicable.

Dettes liées aux contrats de crédit-bail : Au 30 juin 2003, les dettes liées aux contrats de crédit-bail concernent principalement le financement des installations des universités du groupe (Béhoust et Les Fontaines) et des investissements en matériel informatique réalisés par Cap Gemini Ernst & Young UK et Cap Gemini Ernst & Young ISM BV (Benelux) dans le cadre de leur activité d'infogérance.

(En millions d'euros)	Début de contrat	Echéance	Taux	Solde au 30/06/02	Solde au 31/12/02	Solde au 30/06/03
Université Cap Gemini (Béhoust)	Avril 1992	Mars 2012	Euribor 3 mois + 0,7 %	32	31	30
Université Cap Gemini (Les Fontaines)	Décembre 2001	Juin 2014	Euribor 3 mois + 0,75 %	56	93	91
Cap Gemini Ernst & Young UK	Décembre 2001	Juillet 2010	Fixe (3,57 % à 9,7 %)	34	30	23
Cap Gemini Ernst & Young ISM BV	Décembre 2002	Juin 2008	Fixe (3,4 % à 6,0 %)		21	29
Total				122	175	173

Billets de trésorerie : Au 30 juin 2003, l'encours de billets de trésorerie (échéance de 1 à 3 mois) s'élevait à 60 millions d'euros au taux de 2,17 %.

Principales caractéristiques des dettes financières :

— Taux d'intérêts : Le taux moyen, au 30 juin 2003, des intérêts sur les dettes financières du groupe ressort à 5,1 % contre 5,4 % au 31 décembre 2002. A noter que hors charges d'intérêts et frais de gestion liés au régime français d'intéressement des salariés, le taux moyen des dettes financières ressortirait à 3,5 %.

Au 30 juin 2003, la part des dettes à taux variable est de 60 % et la part des dettes à taux fixe est de 40 %.

— Echéancier de remboursement : L'échéancier de remboursement des dettes financières est le suivant :

(En millions d'euros)	30/06/02		31/12/02		30/06/03	
	Montants	%	Montants	%	Montants	%
N + 1	352	76	142	48	109	41
N + 2	20	4	25	8	43	16
N + 3	16	3	23	8	13	5
N + 4	13	3	14	5	12	4
N + 5	10	2	13	4	12	4
N + 6 et années ultérieures	54	12	80	27	80	30
Total	465	100	297	100	269	100

— Ventilation par devise : La ventilation des dettes financières par devise est la suivante :

(En millions d'euros)	30/06/02		31/12/02		30/06/03	
	Montants	%	Montants	%	Montants	%
Euro	285	61	149	50	210	78
Livre Sterling	34	7	31	11	23	9
Dollar US	111	24	84	28	20	7
Autres devises	35	8	33	11	16	6
Total	465	100	297	100	269	100

— Sûretés réelles : Au 30 juin 2003, les dettes financières sont garanties par des sûretés réelles à hauteur de 173 millions d'euros (175 millions d'euros au 31 décembre 2002).

Variation des dettes financières : La variation des dettes financières s'analyse comme suit :

(En millions d'euros)	1er semestre 2002	Exercice 2002	1er semestre 2003
Début de période	177	177	297
Nouveaux emprunts	51	99	94
Remboursements	– 17	– 38	– 79

(En millions d'euros)	1er semestre 2002	Exercice 2002	1er semestre 2003
Variation nette des tirages sur lignes de crédit	272	75	– 21
Ecarts de conversion	– 18	– 16	– 22
Fin de période	465	297	269

11. – Instruments financiers.

Couvertures des risques de taux d'intérêts. — Au 31 décembre 2002, trois couvertures de taux d'intérêts étaient en cours sous la forme de contrats d'échange de taux portant sur un montant total de 24,8 millions d'euros, pour des périodes allant de 9 à 48 jours, relatives à :

— d'une part, deux placements en obligations convertibles qui étaient au 31 décembre 2002 à 48 jours de l'échéance de remboursement. Au terme des deux contrats d'échange de taux correspondants, Cap Gemini S.A. est payeur de taux fixe à 2,50 % contre respectivement Euribor 3 mois + 3,00 % et Euribor 3 mois + 4,50 % ;

— et d'autre part, un placement en euro commercial paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 3,21 % contre Eonia capitalisé.

Au 30 juin 2003, une couverture de taux d'intérêts était en cours sous la forme d'un contrat d'échange de taux portant sur un montant total de 15 millions d'euros, pour une période de 49 jours, relative à un placement en euro commercial paper. Au terme du contrat d'échange de taux correspondant, Cap Gemini S.A. est payeur de taux fixe à 2,37 % contre Eonia capitalisé.

L'évaluation de ce contrat à la valeur de marché au 30 juin 2003 fait apparaître une perte latente non significative.

Couvertures des risques de change :

— Au 31 décembre 2002, les couvertures de taux de change s'élevaient au total à 126,1 millions d'euros et étaient les suivantes :

- couvertures commerciales à échéance 2003 : vente à terme de 1,8 million de dollars canadiens pour une contre-valeur de 1,1 million d'euros ;
- couvertures financières à échéance 2003 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :
  - 75 millions de livres sterling pour une contre-valeur de 115,3 millions d'euros ;
  - 13 millions de dollars australiens pour une contre-valeur de 7 millions d'euros ;
  - 5 millions de dollars singapouriens pour une contre-valeur de 2,7 millions d'euros.

— Au 30 juin 2003, les couvertures de taux de change s'élevaient au total à 257,6 millions d'euros et étaient les suivantes :

- couvertures commerciales à échéance 2003 : vente à terme de 11,1 millions de dollars US pour une contre-valeur de 10,2 millions d'euros ;
- couvertures financières à échéance 2003 sous la forme de contrats d'achats/ventes de devises à terme (swap de change) dans le cadre de financements internes au groupe, pour les montants suivants :
  - 95,7 millions de livres sterling pour une contre-valeur de 135,2 millions d'euros ;
  - 125,5 millions de dollars US pour une contre-valeur de 109,7 millions d'euros ;
  - 5 millions de dollars singapouriens pour une contre-valeur de 2,5 millions d'euros.

L'évaluation de ces contrats à la valeur de marché au 30 juin 2003 fait apparaître un gain latent non significatif.

12. – Provisions et autres passifs à long terme.

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Provisions pour retraites	71	96	109
Provisions pour risques et charges	12	26	27
Réserve spéciale de participation	69	69	68
Impôts différés passifs à long terme	65	61	55
Total	217	252	259

Retraite. — La constitution des retraites du personnel du groupe a lieu conformément aux lois et usages des pays dans lesquels il est implanté. Selon les cas, des régimes de retraite à cotisations définies et à prestations définies ont été mis en place.

— Régimes à cotisations définies : Ces régimes existent dans la majorité des pays d'Europe (France, Benelux, Europe Centrale, pays Nordiques, Italie, et Ibérie), aux Etats-Unis ainsi que dans les pays d'Asie-Pacifique.

Ces régimes font l'objet de versements auprès d'organismes habilités à gérer de tels fonds de retraite qui sont comptabilisés en charges de l'exercice.

— Régimes à prestations définies : Il existe deux natures de régime :

– Les régimes à prestations définies non couverts par des actifs :

Dans le cadre de ces régimes, des provisions pour indemnités de départ à la retraite et de couverture sociale sont constatées au passif du bilan dans le compte « provisions pour retraites ». Les pays principalement concernés sont la France, l'Europe Centrale, les pays Nordiques, l'Amérique du Nord, et l'Italie.

– Les régimes à prestations définies couverts par des actifs :

Ces régimes existent aux Etats-Unis, au Canada, au Royaume-Uni, en Allemagne et aux Pays-Bas.

Au 30 juin 2003 et en application des réglementations locales de chacun des pays concernés, ces fonds de retraites sont couverts par financements ou provisions.

— Aux Etats-Unis, ce régime concerne environ 500 personnes.

— Au Canada, ce régime concerne les sociétés New Horizons et Inergi créées dans le cadre de la signature de contrats d'infogérance.

— Au Royaume-Uni, ce plan concerne environ 9 800 affiliés, dont 4 700 salariés. Le groupe applique la méthode légale qui consiste à actualiser le passif de retraite en retenant le taux de rendement des actifs à long terme en conformité avec la composition des actifs du plan. En retenant le taux de rendement des obligations, ce plan présenterait un déséquilibre de 365 millions d'euros au 30 juin 2003 (contre 288 millions d'euros au 31 décembre 2002) compte tenu de l'état actuel des marchés financiers.

— En Allemagne, un régime de volontariat, couvert par une police d'assurance souscrite par la société, concerne environ 270 personnes.

— Aux Pays-Bas, ce régime, couvert par une police d'assurance souscrite par la société, concerne environ 550 personnes.

L'analyse des mouvements, concernant les provisions pour retraites et pour risques et charges, est la suivante :

(En millions d'euros)	31/12/02	Dotation	Reprise (pour utilisation)	Reprise (pour non utilisation)	Ecart de conversion	Autres	30/06/03
Provisions pour retraites	96	7	– 4		1	9	109
Provisions pour risques et charges	26	5	– 3	– 1			27
Total	122	12	– 7	– 1	1	9	136

13. – Engagements reçus et donnés.

a) Engagements reçus :

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Sur contrats	1	1	5
Autres	3	4	5
Total	4	5	10

b) Engagements donnés :

(En millions d'euros)	30/06/02	31/12/02	30/06/03
Sur contrats	20	36	35
Sur locations non résiliables	1 154	1 229	1 247
Sur emprunts	81	8	6
Autres	56	25	36
Total	1 311	1 298	1 324

Les engagements sur contrat correspondent aux commandes d'achat à venir dans le cadre de contrats d'achat globaux.

Les autres engagements correspondent à des cautions ou garanties fiscales.

L'analyse des engagements donnés par le groupe sur des locations non résiliables, par nature et par échéance, au 30 juin 2003 est la suivante :

(En millions d'euros)	Matériel informatique	Bureaux	Voitures	Autres locations non résiliables	Total
N + 1	38	134	45	2	219
N + 2	41	158	46	1	246
N + 3	22	139	26	1	188
N + 4	12	118	10	1	141
N + 5	6	102	2		110
N + 6 et années ultérieures		343			343
Total	119	994	129	5	1 247

Les baux relatifs aux bureaux varient selon les zones géographiques, et s'étalent sur des périodes comprises entre 5 et 25 ans. Les contrats de véhicules sont des contrats court terme de 3 ans.

Les engagements sur des locations non résiliables sont principalement donnés au Royaume-Uni (356 millions d'euros), en Amérique du Nord (268 millions d'euros), au Benelux (185 millions d'euros), en Allemagne et en Europe Centrale (126 millions d'euros), et en France (124 millions d'euros).

c) Autres engagements. — Les accords signés au titre de l'acquisition des activités conseil d'Ernst & Young stipulent que les anciens associés d'Ernst & Young qui exerçaient leur activité dans le domaine du conseil sont devenus des salariés du groupe Cap Gemini Ernst & Young et bénéficient à cet effet d'un contrat de travail. Au cas où ces personnes devenues salariées du groupe décident de le quitter avant un certain délai, elles sont tenues de restituer ainsi tout ou partie des actions reçues au titre de l'apport, le nombre d'actions restituées étant fonction de la cause du départ et de la date de celui-ci.

Le contrat conclu avec Cisco Systems prévoit que cette dernière disposera, dans le cas où l'un ou l'autre d'un de ses cinq grands concurrents lancerait une offre publique sur Cap Gemini S.A., de la faculté d'acheter l'ensemble des titres de la société commune Cap Gemini Telecom S.A.

Cap Gemini S.A., l'ensemble de ses filiales et toute société contrôlée directement ou indirectement à 50 % ou plus sont assurées pour les conséquences pécuniaires de la responsabilité civile générale et professionnelle pouvant leur incomber en raison de leurs activités au sein d'un programme mondial organisé en plusieurs lignes placées auprès de différentes compagnies d'assurance. Ce programme est revu et ajusté périodiquement pour tenir compte de l'évolution du chiffre d'affaires, des activités exercées et des risques encourus.

Le 26 juin 2003, Cap Gemini S.A. a cédé pour un montant de 74 millions d'euros à un établissement de crédit une créance de 90 millions d'euros détenue sur le Trésor Public, résultant de l'option de report en arrière (carry-back) du déficit fiscal français généré au titre de l'exercice 2002. Aux termes du contrat de cession, Cap Gemini S.A. s'est engagée à indemniser le cessionnaire à hauteur de toute différence qui serait constatée entre le montant de la créance cédée et le montant effectivement recouvrable auprès du Trésor Public, et ce pour une période allant jusqu'au 30 juin 2011.

14. – Effectifs.

Les effectifs en fin de période se répartissent ainsi entre les principales zones géographiques du groupe :

Effectifs en fin de période	30/06/02		31/12/02		30/06/03	
	Effectifs	%	Effectifs	%	Effectifs	%
Amérique du Nord	10 057	18	9 674	18	8 943	18
Royaume-Uni et Irlande	7 444	14	7 268	14	6 522	13
Pays nordiques	4 633	8	4 250	8	3 910	8
Benelux	9 487	17	8 860	17	7 987	16
Allemagne et Europe centrale	3 283	6	3 124	6	2 911	6
France	13 733	25	13 378	25	13 030	27
Europe du Sud	5 001	9	4 636	9	4 559	9
Asie-Pacifique	1 859	3	1 493	3	1 549	3
Total	55 497	100	52 683	100	49 411	100

15. – Activité par zone géographique.
(En millions d'euros.)

La décomposition du chiffre d'affaires, du résultat d'exploitation, de la marge d'exploitation ainsi que des actifs immobilisés et des créances clients et comptes rattachés par zone géographique est la suivante :

Chiffre d'affaires	Exercice 2002		1er semestre 2002		1er semestre 2003	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	2 258	32	1 214	32	933	31
Royaume-Uni et Irlande	1 223	17	631	17	522	17
Pays nordiques	469	7	258	7	199	7
Benelux	925	13	479	13	393	13
Allemagne et Europe centrale	466	7	240	6	210	7
France	1 239	17	659	18	568	19
Europe du Sud	327	5	178	5	153	5
Asie - Pacifique	140	2	74	2	45	1
Total	7 047	100	3 733	100	3 023	100

Résultat d'exploitation	Exercice 2002	1er semestre 2002	1er semestre 2003
Amérique du Nord	42	3	28
Royaume-Uni et Irlande	– 24	– 16	15
Pays nordiques	– 6		– 6
Benelux	47	23	33
Allemagne et Europe centrale	– 3	– 6	6
France	85	35	19
Europe du Sud	– 15	– 16	– 14
Asie-Pacifique	– 12	– 13	
Total	114	10	81

(en %) Marge d'exploitation	Exercice 2002	Premier semestre 2002	Premier semestre 2003
Amérique du Nord	1,9	0,3	3,0
Royaume-Uni et Irlande	– 2,0	– 2,5	2,9
Pays nordiques	– 1,3		– 3,0
Benelux	5,1	4,8	8,4
Allemagne et Europe centrale	– 0,7	– 2,5	2,9
France	6,9	5,3	3,4
Europe du Sud	– 4,6	– 9,0	– 9,2
Asie - Pacifique	– 8,6	– 17,6	
Total	1,6	0,3	2,7

Actif immobilisé	30/06/02		31/12/02		30/06/03	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	406	18	356	16	313	15
Royaume-Uni et Irlande	653	28	628	28	582	27
Pays nordiques	129	6	114	5	113	5
Benelux	473	20	458	21	472	22
Allemagne et Europe centrale	157	7	175	8	185	9
France	429	19	423	19	403	19
Europe du Sud	37	1	59	3	57	3
Asie-Pacifique	12	1	12	0	10	
Total	2 296	100	2 225	100	2 135	100

Clients et comptes rattachés (net)	30/06/02		31/12/02		30/06/03	
	Montants	%	Montants	%	Montants	%
Amérique du Nord	437	22	298	19	303	22
Royaume-Uni et Irlande	315	16	253	16	184	13
Pays nordiques	104	5	79	5	60	4
Benelux	269	14	226	15	213	15
Allemagne et Europe centrale	171	9	131	9	118	8
France	447	22	377	24	382	27
Europe du Sud	199	10	152	10	141	10
Asie - Pacifique	50	2	34	2	15	1
Total	1 992	100	1 550	100	1 416	100

16. – Evénements postérieurs à la clôture du premier semestre 2003.

En juin 2003, le groupe a lancé une émission d'obligations convertibles ou échangeables en actions nouvelles ou existantes (OCEANE) pour un montant de 460 millions d'euros. A l'issue de la période de souscription, le groupe a encaissé 452 millions d'euros le 2 juillet 2003.

VI. — **Principales données financières au 30 juin 2003.**

(En millions d'euros)	Comptes consolidés				
	1er semestre 1999	1er semestre 2000	1er semestre 2001	1er semestre 2002	1er semestre 2003
Chiffre d'affaires	2 202	2 611	4 440	3 733	3 023
Charges d'exploitation	1 978	2 390	4 171	3 723	2 942
Résultat d'exploitation :					
Montant	224	221	269	10	81
%	10,2 %	8,5 %	6,1 %	0,3 %	2,7 %
Résultat net (Part du groupe)	134	95	111	– 256	– 90
Rentabilité nette	6,1 %	3,6 %	2,5 %	– 6,9 %	– 3,0 %
Résultat par action :					
Nombre moyen d'actions retraité	74 043 237	96 763 804	126 766 449	126 366 859	125 571 779

(En millions d'euros)	Comptes consolidés				
	1er semestre 1999	1er semestre 2000	1er semestre 2001	1er semestre 2002	1er semestre 2003
Résultat net dilué (Part du groupe), en euros	1,81	0,98	0,88	– 2,04	– 0,72
Trésorerie nette (au 30 juin)	322	– 268	362	247	419
Nombre total de collaborateurs (au 30 juin)	39 671	55 387	60 254	55 497	49 411

L'opération d'émission d'obligations convertibles ou échangeables en actions nouvelles ou existantes (OCEANE) lancée le 24 juin 2003 et qui a permis au groupe d'encaisser 452 millions d'euros le 2 juillet 2003, sera comptabilisée au second semestre.

VII. — **Rapport d'activité semestriel.**

L'activité du premier semestre 2003.

Dans un marché mondial en voie de stabilisation, le chiffre d'affaires du groupe à taux et périmètre constants a baissé de 4,5 % par rapport au second semestre 2002 - cette variation est pour partie imputable à un moindre recours à la sous-traitance - et de 8,8 % à taux et périmètre courants. La différence s'explique par la faiblesse du dollar et de la livre sterling par rapport à l'euro, les deux devises représentant près de la moitié de l'activité du groupe.

L'effectif au 30 juin était de 49 411 collaborateurs, en baisse de 6 % par rapport au 1er janvier 2003, dont 2 290 départs suite à des licenciements. Le taux d'utilisation des ressources s'est amélioré de 1 point, passant de 72,7 % au second semestre 2002 à 73,7 % au premier semestre 2003.

Parallèlement à ces mesures d'ajustement d'effectifs, le groupe a poursuivi son programme de réduction des charges de structure mis en œuvre en juin 2002 et qui progresse conformément aux prévisions. Ainsi, la rationalisation du parc immobilier du groupe lancée l'an dernier s'est poursuivie cette année en France, dans les pays nordiques, au Royaume-Uni et au Benelux et a donné lieu à 21 millions d'euros de charges de restructuration sur le premier semestre. La centralisation des procédures d'achats sur une architecture informatique est en cours et ses effets se feront pleinement sentir en 2004. Enfin, le nouveau volet du programme LEAP ! concernant l'optimisation des fonctions de support administratives et financières a été lancé en début d'année.

La marge opérationnelle ressort comme prévu à 2,7 % contre 0,3 % au premier semestre 2002. Le groupe dispose au 30 juin 2003 d'une trésorerie nette de 419 millions d'euros contre 247 millions au 30 juin 2002 et 465 millions fin 2002.

Les ventes du premier semestre confirment la stabilisation du marché : elles ressortent à 3 757 millions d'euros, en progression de 14 % par rapport au second semestre 2002 et le ratio prise de commandes/chiffre d'affaires ressort dans l'activité projets à 1,16. Le groupe a signé au cours des six premiers mois de l'année des contrats importants parmi lesquels on peut citer Visteon aux Etats-Unis, National Trust au Royaume-Uni et Total en France.

L'analyse du portefeuille des opportunités commerciales fait apparaître une augmentation de la proportion des projets de taille moyenne (c'est-à-dire compris entre 5 et 20 millions d'euros), reflet d'un changement d'état d'esprit de nos clients disposés semble-t-il à envisager des investissements de taille plus importante que par le passé.

En juin 2003, le groupe a lancé une émission d'obligations convertibles ou échangeables en actions nouvelles ou existantes (OCEANE) pour un montant net de 452 millions d'euros, opération qui ne sera comptabilisée qu'au second semestre.

Analyse par pays et métiers. — La stabilisation en cours n'intervient pas au même rythme selon les pays dans lesquels le groupe opère et selon les métiers qu'il exerce.

Dans l'activité Conseil (23 % du chiffre d'affaires au premier semestre) qui continue à pâtir de la crise économique générale, les prix sont restés orientés à la baisse, ce qui a pesé sur la performance du premier semestre malgré des signes encourageants en termes de demande, notamment dans le segment du conseil en technologie et en stratégie des systèmes d'information.

L'activité Technologie (41 % du chiffre d'affaires au premier semestre) bénéficie du repositionnement de nos offres autour des nouveaux besoins d'intégration de systèmes (services web, architecture orientée clients, sécurité, « business intelligence »,...). Par ailleurs, le groupe a fait des progrès significatifs en matière d'industrialisation de la production de ses services : une utilisation plus systématique de son réseau de centres de production permet d'améliorer la compétitivité des offres plus traditionnelles. Le centre de Mumbai, qui joue un rôle clé dans ce dispositif, compte désormais près de 1 000 collaborateurs contre 500 fin décembre 2002 et un deuxième centre devrait être ouvert à Bengalore dans les prochains mois.

L'infogérance (28 % du chiffre d'affaires au premier semestre) reste un segment dynamique du marché. Le groupe a lancé une offensive dans le domaine du « Business Process Outsourcing », complétant son dispositif de centres d'externalisation des fonctions administratives et financières, à l'occasion de la signature de deux contrats importants, l'un en Pologne et l'autre en Chine.

L'activité de Sogeti (Assistance technique de proximité) représente désormais 8 % du chiffre d'affaires au premier semestre contre 6 % en 2002.

L'organisation par métiers et le repositionnement commercial commencent à porter leurs fruits, notamment au Royaume-Uni et en Europe centrale dans le domaine de l'Infogérance, comme en atteste l'amélioration de la rentabilité de ces deux régions depuis un an.

En Amérique du Nord, le chiffre d'affaires est en légère baisse à taux constants par rapport au second semestre 2002 (- 1,8 %) contre une baisse de 5,6 % au second semestre 2002 par rapport au semestre précédent mais la marge opérationnelle reste légèrement supérieure à la moyenne du groupe sur la période. Le rééquilibrage commercial en cours sur cette zone ne devrait porter ses fruits qu'en 2004.

Au Benelux l'évolution du chiffre d'affaires est inférieure à la moyenne du groupe en raison notamment d'un premier trimestre très décevant et malgré un deuxième trimestre en net progrès ; les mesures mises en œuvre au cours des derniers mois ont toutefois permis d'améliorer la marge opérationnelle qui est passée de 5,1 % en 2002 à 8,4 % au premier semestre 2003.

La France et les pays nordiques représentent la majeure partie des mesures de réduction d'effectif mises en œuvre au premier semestre (1 142 notifications de licenciements pour un coût de 66 millions d'euros) : le marché français a sans surprise été marqué par une demande atone, en revanche la pression sur les prix a été plus importante que prévu, ce qui explique l'évolution de la rentabilité (3,4 % au premier semestre contre 6,9 % en 2002). Quant aux pays nordiques, le déclin de l'activité est moins marqué qu'au cours du semestre précédent mais le niveau de rentabilité reste insuffisant.

Analyse des comptes consolidés et des comptes de la société-mère.

Le compte de résultat consolidé :

— Le chiffre d'affaires du premier semestre 2003 s'élève à 3 023 millions d'euros contre 3 733 millions d'euros au premier semestre 2002, soit une baisse de 19 % à taux de change et périmètre courants et de 12,5 % à taux de change et périmètre constants.

L'évolution séquentielle témoigne d'une tendance à la stabilisation progressive : par rapport au chiffre d'affaires du second semestre 2002 (3 314 millions d'euros) et hors effet de change et de périmètre, la variation est seulement de - 4,5 %.

A taux de change et périmètre constants, le chiffre d'affaires du second trimestre 2003 (1 468 millions d'euros) ne représente plus qu'une baisse de 3,2 % par rapport au premier trimestre 2003.

La répartition géographique du chiffre d'affaires au 30 juin 2003 est globalement stable par rapport à celle de la fin de l'année, la baisse du dollar face à l'euro expliquant pour l'essentiel la moindre proportion des activités nord-américaines dans le chiffre d'affaires du groupe (31 % au 30 juin contre 32 % à fin 2002).

La contribution de chacune des disciplines au chiffre d'affaires consolidé est également stable ; la seule évolution notable est un léger accroissement de la part de l'Infogérance qui est passée de 27 % à fin 2002 à 28 % au 30 juin 2003 grâce, notamment, à une activité soutenue au Royaume-Uni, au Benelux et en Europe centrale.

— Le résultat d'exploitation (dont la répartition par géographie figure en note 15 des « Notes sur les comptes semestriels consolidés ») s'élève à 81 millions d'euros, soit une marge d'exploitation de 2,7 % au premier semestre 2003, à comparer à une marge d'exploitation de 0,3 % au premier semestre 2002.

— Le résultat financier est négatif de 5 millions d'euros contre - 1 million d'euros au premier semestre 2002. Cette variation résulte de moindres revenus des placements à court terme pénalisés par la baisse des taux d'intérêt.

— Les autres produits et charges présentent une charge nette de 105 millions d'euros (contre une charge nette de 141 millions d'euros au premier semestre 2002) principalement composée de :

– 87 millions d'euros de coûts de restructuration eux-mêmes répartis en :

• 66 millions d'euros de coûts directement liés aux réductions d'effectifs, principalement en France (33 millions d'euros), dans les pays nordiques (14 millions d'euros), en Amérique du nord (12 millions d'euros) et au Benelux (5 millions d'euros) ;

• 21 millions d'euros d'autres charges liées principalement à la poursuite sur le premier semestre des mesures de rationalisation du parc immobilier lancées en 2002. Ces charges concernent la France (8 millions d'euros), les pays nordiques (6 millions d'euros), la Grande-Bretagne (5 millions d'euros) et le Benelux (2 millions d'euros).

– Une charge de 16 millions d'euros correspondant au résultat de cession à un établissement de crédit de la créance de « Carry back » de 90 millions d'euros constatée au titre du résultat fiscal d'intégration français de 2002.

— La charge d'impôt au 30 juin 2003 s'élève à 39 millions d'euros contre 21 millions au 30 juin 2002, un niveau élevé par rapport au résultat avant impôts, étant rappelé que par mesure de prudence aucun impôt différé actif n'a été enregistré au premier semestre au titre des pertes générées sur la période.

Cette charge d'impôt se décompose de la manière suivante :

— Une charge d'impôt de 15 millions d'euros dans les pays où le groupe est fiscalement bénéficiaire sur la période (France, Benelux et Canada) ;

— Le paiement d'impositions minimales dans différents pays pour un total de 9 millions d'euros ;

— La dépréciation à hauteur de 8,5 millions d'euros du solde d'impôts différés actifs relatifs aux activités nordiques au 31 décembre 2002. Il faut noter que les autres impôts différés actifs n'ont pas été réévalués compte tenu de l'absence d'évolution significative de l'environnement économique des pays concernés au cours du premier semestre 2003.

— Après prise en compte du résultat des sociétés mises en équivalence, des intérêts minoritaires et de l'amortissement des écarts d'acquisition (20 millions d'euros), le résultat net part du groupe est une perte de 90 millions d'euros (contre une perte de 256 millions au premier semestre 2002) et le résultat net dilué par action s'élève à - 0,72 € sur la base de 125 571 779 actions, contre - 2,04 € au 30 juin 2002 pour 126 366 859 actions.

Le bilan consolidé :

— La situation nette de l'ensemble consolidé (capitaux propres et intérêts minoritaires) s'établit à 3 342 millions d'euros, soit, par rapport au 31 décembre 2002, une diminution de 192 millions d'euros qui résulte principalement des mouvements suivants :

- Le résultat net consolidé part du groupe pour les six premiers mois de l'exercice (- 90 millions d'euros) ;
- La variation de la réserve de conversion (- 98 millions d'euros) qui traduit l'évolution du dollar américain et de la livre sterling par rapport à l'euro ;
- L'élimination nette des actions retournées à Cap Gemini S.A. par d'anciens associés d'Ernst & Young devenus salariés du groupe ;
- La variation des intérêts minoritaires.

— Les actifs à long terme s'établissent à 2 758 millions d'euros au 30 juin 2003 contre 2 912 au 31 décembre 2002 soit une baisse de 154 millions d'euros qui résulte principalement des mouvements suivants :

- L'acquisition (nette des cessions) d'immobilisations corporelles et incorporelles (73 millions d'euros), principalement au Benelux (30 millions d'euros), en Europe centrale (14 millions d'euros), aux Etats-Unis (9 millions d'euros) et au Royaume-Uni (8 millions d'euros) ;
- L'amortissement total de la période (103 millions d'euros), dont 83 millions d'euros relatifs aux immobilisations corporelles et incorporelles, et 20 millions relatifs aux écarts d'acquisition ;
- La diminution des actifs d'impôts différés à long terme hors effet de conversion (22 millions d'euros) qui provient essentiellement de la dépréciation d'une partie des impôts différés actifs des pays nordiques constatés au 31 décembre 2002 et de l'utilisation de déficits reportables en France ;
- L'effet négatif de la conversion des actifs à long terme en devises pour 111 millions d'euros (dont 42 millions d'euros sur l'impôt différé actif à long terme).

— Les créances d'exploitation nettes (1 483 millions d'euros) comprennent 1 416 millions d'euros de comptes clients et comptes rattachés contre 1 550 millions au 31 décembre 2002, soit une diminution de 8,6 % (134 millions d'euros). Ils représentent 85 jours du chiffre d'affaires du premier semestre 2003 contre 80 jours du chiffre d'affaires de l'exercice 2002.

— La trésorerie nette consolidée au 30 juin 2003 s'élève à 419 millions d'euros contre 465 millions d'euros au 31 décembre 2002, la variation s'expliquant essentiellement par :

- un flux de trésorerie d'exploitation positif de 30 millions d'euros, résultant lui-même :
  - d'une capacité d'autofinancement positive de 59 millions d'euros ;
  - d'une augmentation du besoin en fonds de roulement de 29 millions d'euros, qui tient compte de décaissements liés aux restructurations pour 154 millions d'euros et d'un effet positif de 74 millions d'euros résultant du produit de cession à un établissement de crédit de la créance de report en arrière des déficits fiscaux en France (« carry-back ») ;
- un flux de trésorerie d'investissement négatif de 83 millions d'euros lié essentiellement à des investissements relatifs à des contrats d'Infogérance.

Les comptes de la société-mère Cap Gemini S.A. — Le total des produits d'exploitation et des produits financiers de Cap Gemini S.A. pour le premier semestre 2003 s'élève à 83 millions d'euros, contre 151 millions d'euros pour le premier semestre 2002, diminution due à la fois à de moindres redevances facturées aux filiales du groupe (67 millions d'euros contre 89 millions au premier semestre 2002) et à une baisse des dividendes reçus (5 millions d'euros contre 52 millions au premier semestre 2002).

Le résultat avant impôt du premier semestre 2003 est un bénéfice de 68 millions d'euros contre 387 millions d'euros au 30 juin 2002 mais il faut rappeler que le résultat du premier semestre 2002 enregistrait une plus-value réalisée à l'occasion du reclassement des titres de notre filiale canadienne dans le cadre de la réorganisation des activités nord-américaines (pour un montant de 223 millions d'euros).

Perspectives pour l'exercice 2003.

La stabilisation progressive du chiffre d'affaires et l'amélioration de la marge opérationnelle interviennent à un rythme différent selon les pays dans lesquels le groupe opère et selon les métiers qu'il exerce ; par ailleurs, la dépréciation du dollar et de la livre sterling a un impact négatif sur les comparaisons avec l'exercice précédent. Compte tenu de ces différents facteurs, le management du groupe s'est fixé comme objectif de porter la marge d'exploitation du second semestre à plus de 5 % (contre 3,1 % au second semestre 2002), ce qui conduirait pour l'ensemble de l'exercice 2003 à une marge opérationnelle légèrement supérieure à 4 % (contre 1,6 % en 2002). L'ambition du groupe reste d'améliorer encore ce pourcentage en 2004.

VIII. — Rapport des commissaires aux comptes sur l'examen limité des comptes consolidés semestriels.
(période du 1er janvier au 30 juin 2003).

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés de la société Cap Gemini S.A., relatifs à la période du 1er janvier 2003 au 30 juin 2003, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes semestriels consolidés, établis conformément aux règles et principes comptables français, et l'image fidèle qu'ils donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Fait à Paris, le 4 septembre 2003.

Les commissaires aux comptes :

PricewaterhouseCoopers Audit :
BERNARD RASCLE ;

KPMG Audit,
Département de KPMG S.A. :
JEAN-LUC DECORNOY ; FRÉDÉRIC QUÉLIN ;
Associé, *Associé.*

52067

CHABERT DUVAL GROUPE

Société anonyme à directoire et conseil de surveillance au capital social de 3 100 000 €.

Siège social : zone industrielle des Alouettes, 71100 Saint-Rémy.

408 788 636 R.C.S. Chalon-sur-Saône.

A. — Activité et résultats consolidés comparés du 1er semestre 2003.

(En K€)	1er semestre 2003	1er semestre 2002	Variation	Ecart en %	Exercice 2002 (12 mois)
Chiffre d'affaires	15 362	14 427	+ 935	+ 6,5 %	28 353
Résultat d'exploitation	366	129	+ 237	+ 184 %	138
Résultat financier	- 158	- 96	- 62	- 65 %	- 237
Résultat courant	208	33	+ 175	+ 527 %	- 100
Résultat exceptionnel	- 65	53	- 118	NS	- 8
Résultat net (part du groupe)	128	55	72	+ 131 %	- 305

B. — Rapport d'activité.

1. - Modalités d'établissement. — Les principes comptables et règles d'évaluation retenus pour l'arrêté semestriel au 30 juin 2003 sont identiques à ceux pratiqués pour l'arrêté annuel précédent et pour l'arrêté au 30 juin 2002.

2. - Au premier semestre. — Le groupe Chabert Duval a réalisé un chiffre d'affaires consolidé de 15,36 M€ au premier semestre 2003, soit une hausse de 6,5 % par rapport à l'année précédente. Nous observons un tassement de la croissance de notre activité, qui reste cependant positive malgré une conjoncture défavorable.

3. - Perspectives pour le deuxième semestre. — Le marché ne se redressera sans doute par avant la fin de l'année.

Nous privilégions donc le maintien de notre rentabilité et de nos parts de marché.

4. - Société-mère. — Les chiffres de la société-mère pour le 1er semestre 2003 sont les suivants :

— Chiffre d'affaires : 1 230 K€ ;

— Résultat net : 108 K€.

21

Exhibit 21

BALO Notice of November 14, 2003 regarding the publication of net revenues for the first, second and third quarters of 2003

COMPAGNIE DU CAMBODGE

Société anonyme au capital de 23 143 470 €.
Siège social : Tour Bolloré, 31/32, quai de Dion Bouton, 92811 Puteaux Cedex.
552 073 785 R.C.S. Nanterre.
Exercice social : du 1er janvier au 31 décembre.

Chiffre d'affaires (hors taxes).

Société-mère. — Société holding ne réalisant pas de chiffre d'affaires.

Groupe (en milliers d'euros) :	2003	2003 (retraité) (1)	2002
Premier trimestre	61 324	0	0
Deuxième trimestre	28 267	5	5
Troisième trimestre	10 338	9 920	10 495
	99 929	9 925	10 500

(1) Le chiffre d'affaires « retraité » correspond au chiffre d'affaires à périmètre et taux de change constants.

55156

CAP GEMINI S.A.

Société anonyme au capital de 1 003 501 960 €.
Siège social : 11, rue de Tilsitt, 75017 Paris.
330 703 844 R.C.S. Paris — APE : 741J.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).
(En millions d'euros.)

	2003 (en millions d'euros)	2002 (en millions d'euros)	Variation
Société-mère :			
Premier trimestre	40	47	−15,1 %
Deuxième trimestre	43	104	−58,6 %
Troisième trimestre	34	41	−18,3 %
Total des trois premiers trimestres	117	192	−39,3 %
Groupe consolidé :			
Premier trimestre	1 555	1 873	−17,0 %
Deuxième trimestre	1 468	1 860	−21,1 %
Troisième trimestre	1 337	1 627	−17,8 %
Total des trois premiers trimestres	4 360	5 360	−18,7 %

Le chiffre d'affaires du troisième trimestre 2003 est en recul par rapport au troisième trimestre 2002 de 17,8 % (12,9 % à taux de change et périmètre constants). Par rapport au trimestre précédent, ce recul n'est que de 8,9 % à taux courants et 9,2 % à taux constants.
Les trois premiers trimestres 2003 sont en recul de 18,7 % par rapport aux trois premiers trimestres 2002. A taux de change et périmètre constants, cette baisse n'est que de 12,6 %.

55383

LE CARBONE-LORRAINE

Société anonyme au capital de 22 278 300 €.
Siège social : Immeuble La Fayette, 2/3 place des Vosges, 92400 Courbevoie.
572 060 333 R.C.S. Nanterre.

I. — Chiffre d'affaires comparé de la société-mère Le Carbone-Lorraine (hors taxes).
(En milliers d'euros.)

	2003		2002	
		Dont exportations		Dont exportations
Premier trimestre	0	0	0	0
Deuxième trimestre	0	0	0	0
Troisième trimestre	0	0	0	0
Total	0	0	0	0

L'activité industrielle de la société-mère a été filialisée courant 2001.

II — Chiffre d'affaires comparé du groupe Carbone Lorraine (hors taxes).
(En milliers d'euros.)

	2003	2002
Premier trimestre	163 776	189 306
Deuxième trimestre	158 006	192 801
Troisième trimestre	157 427	167 374
Total	479 209	549 481

Le chiffre d'affaires consolidé du troisième trimestre 2003 du groupe Carbone Lorraine est en baisse de 2 % à périmètre et taux de change constants, par rapport au troisième trimestre 2002.

55318

CARRERE GROUP

Société anonyme à directoire et conseil de surveillance au capital de 28 350 674 €.
Siège social : 45, avenue Victor-Hugo, 93300 Aubervilliers.
335 323 986 R.C.S. Bobigny.

Comptes semestriels consolidés.

I. — Bilan consolidé au 30 juin 2003.
(En euros.)

Actif	Annexe	30/06/03 Brut	30/06/03 Amort. prov.	30/06/03 Net	31/12/02 Net
Ecart d'acquisition		18 031 466	1 198 430	16 833 036	11 981 106
Immobilisations incorporelles :	4				

22

Exhibit 22

Notice in *Le Quotidien Juridique* of September 3, 2002 regarding the amendment of the *statuts* of the Company increase the Company's issued share capital following the exercise of stock options of the Company.

177031 - Le Quotidien Juridique

CAISSE DE GARANTIE IMMOBILIERE DU BATIMENT

CGI Bâtiment

Société anonyme
régie par le Code des Assurances
au capital de 11.000.000 €
Siège social :
6 rue La Pérouse
75016 PARIS
R.C.S. : Paris B 432 147 049

Il résulte par décision de l'Assemblée Générale Mixte du 17 avril 2002, en application des articles 12, 13, 14, 15, 17 et 19 des statuts, leur mise en conformité avec la Loi 2001-420 du 15 mai 2001 relative aux Nouvelles Régularisations Economiques.

De ce fait, le Conseil d'Administration du 17 avril 2002 a décidé que la Direction Générale de la Société serait assurée à compter de ce jour par Monsieur Philippe CHARPY, Monsieur Maurice MONOD étant Président du Conseil d'Administration.

Par ailleurs,

L'Assemblée Générale Mixte, conformément à l'article 12 des statuts prend acte :

— de la démission de ses fonctions d'administrateur de Monsieur François DESPORTES et nomme en remplacement, BTP BANQUE, Banque du Bâtiment et des Travaux Publics (Société anonyme au capital de 19.915.000 Euros, dont le siège social est situé à Nanterre (92000), 3, rue des Trois-Fontanot, inscrite au R.C.S. Nanterre B 339 182 784 1997 B 04.345).

Monsieur François DESPORTES, demeurant 16, rue d'Armenonville à Neuilly, est nommé représentant permanent de BTP BANQUE ;

— de la démission de ses fonctions d'administrateur de Monsieur Philippe MARIE-JEANNE et nomme en remplacement, SMABTP Société Mutuelle d'assurance de bâtiment et des travaux publics Société d'assurance mutuelle à cotisations variables - entreprise régie par le code des assurances), dont le siège social est à Paris 15ème, 114, avenue Emile-Zola. Monsieur Philippe MARIE-JEANNE, demeurant 8, allée des Carrières à Montesson (78360), est nommé représentant permanent de SMABTP ;

— de la démission de ses fonctions d'administrateur de Monsieur Stéphane PETTE, et nomme en remplacement, Monsieur Maurice GAPIN, demeurant 13, allée des Tilleuls à Saint-Yrieix (16710).

Pour avis.

125553 - Petites-Affiches

CREDIT MUTUEL IMMOBILIER GESTION

Société anonyme
au capital de 240.000 €
Siège social :
6, rue de Ventadour
75001 PARIS
R.C.S. Paris B 348 860 339

M. Yvon ROUSSEL, demeurant 1, rue Bizet, 67450 MUNDOLSHEIM, a été nommé, en date du 13 mai 2002, représentant permanent de la BANQUE FEDERATIVE DU CREDIT MUTUEL, elle-même membre du Conseil d'Administration de CREDIT MUTUEL IMMOBILIER GESTION.

Monsieur ROUSSEL a été nommé en remplacement de Monsieur Bernard BARTELMANN, et ce pour une durée indéterminée.

Corrélativement le Conseil d'Administration du 23 mai 2002 prend acte de la démission de Monsieur Yvon ROUSSEL de son poste d'Administrateur au sein du Conseil d'Administration de la société.

Pour avis.
Le Conseil d'Administration.

177039 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.814.120 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 24 juillet 2002 :

1. a décidé de dissocier les fonctions de Président du Conseil d'Administration et de Directeur Général ;

2. a constaté que du fait même de la décision de dissociation qu'il a prise, les fonctions de Président-Directeur Général de M. Serge Kampf ont pris fin et qu'ipso facto ont pris également fin les mandats de Directeur Général de MM. Paul Hermelin, Pierre Hessler, Terry Ozan et Geoff Unwin qui depuis le 16 mai 2001, date de publication de la Loi N.R.E., avaient légalement le titre de Directeur Général Délégué ;

3. a réélu en qualité de Président du Conseil d'Administration M. Serge Kampf ;

4. a nommé M. Paul Hermelin en qualité de Directeur Général ;

5. a pris acte des démissions de MM. Pierre Hessler, Geoff Unwin et Guy de Wouters de leur mandat d'administrateur ;

6. a coopté trois nouveaux administrateurs :

— M. Jean-René Fourtou, demeurant 5 bis, boulevard Richard-Wallace, 92200 Neuilly-sur-Seine,

— M. Jean-Bernard Lafonta, demeurant 5, rue de l'Alboni, 75016 Paris,

— M. Phil Laskawy, actuel censeur de la Société, demeurant 9 Creamer Hill Rd, Greenwich, Ct USA ;

7. a pris acte de la démission de son mandat de censeur de M. Chris van Breugel ;

8. et a coopté deux nouveaux censeurs :

— M. Pierre Hessler,

— et M. Geoff Unwin.

Pour Avis.

125550 - Petites-Affiches

ADB INVESTISSEMENTS

Société à responsabilité limitée
au capital de 15.245 €
Siège social :
15, rue de l'Aude
75014 PARIS
388 365 611 R.C.S. Paris

Aux termes d'une assemblée générale extraordinaire en date du 10 août 2002, les associés :

— ont décidé de poursuivre l'activité de la société malgré une situation nette inférieure à la moitié du capital,

— ont décidé de transférer le siège social du 15, rue de l'Aude, Paris 14ème, au **7, rue Copernic, 75116 PARIS**, à compter du 1er janvier 2002,

— ont modifié en conséquence l'article 4 des statuts :

- **Ancienne mention :** le siège reste fixé au 15, rue de l'Aude, 75014 PARIS.

- **Nouvelle mention :** le siège est fixé au 7, rue Copernic, 75116 PARIS.

— ont pris acte de la démission de Monsieur Thibault Leclerc de ses fonctions de gérant,

— ont nommé en remplacement Madame Delphine Covillard, demeurant 16, avenue de la Bourdonnais, Paris 7ème, en qualité de gérante à compter du 10 août 2002,

— ont confirmé la démission de Monsieur Benoît Bartherotte de ses fonctions de gérant à compter de juillet 1999.

Le dépôt légal sera effectué au greffe du Tribunal de commerce de Paris.

125581 - Petites-Affiches

CLF MARNE LA VALLEE PARTICIPATION

Société anonyme
au capital de 76.200 €
Siège social :
7-11, quai André-Citroën
75015 PARIS
399 163 237 R.C.S. Paris

I. Aux termes d'une délibération en date du 25 mars 2002, l'Assemblée Générale Mixte de la société sus-dénommée a pris acte de la démission du mandat d'Administrateur de Madame Jacqueline CAPPE et de Monsieur Olivier KATAN.

II. Aux termes d'une délibération en date du 25 mars 2002, l'Assemblée Générale Mixte de la société sus-dénommée a nommé en qualité d'Administrateur Monsieur Patrice VABRE, demeurant à Vaucresson (92420), 6, Sente des Buttes, et Madame Véronique PROSPER, demeurant à Boulogne-Billancourt (92100), 2 bis, avenue du Stade-de-Coubertin.

III. Aux termes d'une délibération en date du 25 mars 2002, le Conseil d'Administration de la société sus-dénommée a nommé Monsieur Patrice VABRE en qualité de Président du Conseil d'Administration.

IV. Lors de la même réunion, les Administrateurs ont confié à Monsieur Patrice VABRE la Direction Générale de la société.

Deux exemplaires de ce procès-verbal seront déposés au Greffe du Tribunal de Commerce de Paris.

LE CONSEIL D'ADMINISTRATION.

158267 - La Loi

VENTES LOCATIONS GESTION IMMOBILIERE

V.L.G.I.

Société anonyme
au capital de 2.000.000 F
Siège social :
23, rue de l'Arcade
75008 PARIS
318 024 254 R.C.S. Paris

Aux termes du procès-verbal de l'assemblée générale extraordinaire du 21 décembre 2001, la collectivité des actionnaires a décidé :

— de convertir le capital social en euros par application du taux officiel de 6,55957 francs pour 1 euro, et selon les méthodes d'arrondi prescrites par le règlement européen du 17 juin 1997, ce qui établit le capital social à 304.898,03 euros. Le capital est ainsi augmenté d'une somme de 101,97 euros prélevé sur le poste report à nouveau, et se trouve porté à la somme de 305.000 euros ;

— de procéder à la refonte des statuts pour mise en conformité avec la loi N.R.E. du 15 mai 2001.

Le conseil d'administration du 28 juin 2002 a décidé de confier la direction générale au président du conseil d'administration, Monsieur Yan PERCHET, et ce, pour la durée restant à courir de son mandat d'administrateur.

Les modifications seront portées au R.C.S. de PARIS.

Pour avis,
Le directeur général.

125576 - Petites-Affiches

CRYSTAL INTERNATIONAL

Société à responsabilité limitée
au capital de 7.622,45 €
Siège social :
88, rue Lamarck
75018 PARIS
437 622 699 R.C.S. Paris

Le 28.8.02, l'AGE a décidé le transfert de Siège à compter du 1.9.02 à **PARIS (75018) - 142, rue de Clignancourt,**

125602 - Petites-Affiches

SANOFI DEVELOPPEMENT PHARMA

Société anonyme
au capital de 1.900.000 €
Siège social :
174, avenue de France
75013 PARIS
401 393 624 R.C.S. Paris

Le Conseil d'Administration réuni le 18 juillet 2002 a :

— pris acte de la démission de Monsieur Jean-Paul BURNET de ses fonctions de Président-Directeur Général et d'administrateur,

— coopté en ses lieu et place aux fonctions d'administrateur, pour la durée du mandat restant à courir de son prédécesseur, soit jusqu'à l'Assemblée Générale appelée à statuer sur les comptes de l'exercice 2003, Monsieur Olivier CHARMEIL, demeurant 6, rue Antoine-Chantin, 75014 PARIS ;

— nommé en qualité de Président-Directeur Général, Monsieur Olivier CHARMEIL, pour la durée de son mandat d'administrateur.

Par lettre en date du 18 juillet 2002, la société SANOFI WINTHROP INDUSTRIE, administrateur, a désigné Monsieur Gilles LHERNOULD, demeurant 68, rue des Cheneaux, 92330 SCEAUX, comme représentant permanent en remplacement de Monsieur Olivier CHARMEIL.

Pour avis.

177037 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.814.120 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 24 juillet 2002 a constaté qu'entre le 1er avril 2002 et le 30 juin 2002, 108.379 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.002.947.088 euros à 1.003.814.120 euros divisé en 125.476.765 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - Capital social

Ancienne mention

Le capital social est fixé à 1.002.947.088 euros et divisé en 125.368.386 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.003.814.120 euros et divisé en 125.476.765 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

125601 - Petites-Affiches

AFRICASOINS

Société anonyme
au capital de 40.000 €
Siège social :
174, avenue de France
75013 PARIS
379 042 872 R.C.S. Paris

L'Assemblée Générale Extraordinaire des actionnaires réunie le 19 août 2002, statuant dans le cadre des dispositions de l'article L. 225-248 du Code de commerce, a décidé qu'il n'y avait pas lieu à dissolution anticipée de la société bien que les capitaux propres soient devenus inférieurs à la moitié du capital social.

Pour avis.

160705 - La Loi

GL CONSULTING

Société à responsabilité limitée
au capital de 7.700 €
Siège social :
34, boulevard de Grenelle
75015 PARIS
433 646 635 R.C.S. Paris

Aux termes d'une décision en date du novembre 2002, la gérance a décidé de ansférer le siège social du 34, boule- ard de Grenelle, 75015 PARIS, au 75, **e de Lourmel, 75015 PARIS**, et ce, à mpter du 8 novembre 2002, et de odifier en conséquence l'article 4 des atuts.

Pour avis,
La Gérance.

160686 - La Loi

Househam Henderson Architects

Société d'exercice libéral
à responsabilité limitée d'architecture
au capital de 8.000 €
Siège social :
16, rue Saint-Victor
75005 PARIS
437 627 631 R.C.S. Paris

Par délibération du 18 octobre 2002, assemblée générale extraordinaire a écidé, statuant en application de l'article L. 223-42 du Code de commerce, u'il n'y avait pas lieu de prononcer la issolution de la société.

La Gérance.

160688 - La Loi

WELCOME FUTUR

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
180, rue de Charenton
75012 PARIS
R.C.S. Paris B 440 948 594

L'assemblée générale extraordinaire u 30 octobre 2002 a :

— changé la dénomination sociale qui st désormais :

888 SYSTEM'S

— modifié en conséquence les articles des statuts.

La gérance.

160683 - La Loi

A.M.S.

Société à responsabilité limitée
au capital de 22.867 €
Siège social :
Immeuble Berlier
15, rue Jean-Baptiste-Berlier
75013 PARIS
403 208 721 R.C.S. Paris

L'assemblée générale mixte des associés, réunie le 12 Novembre 2002, a écidé, à compter du 1er Novembre 2002, adopter la dénomination sociale :

MAINTRONIC NORD

Pour publication,
Le Gérant, Jean TEICHNER.

133120 - Petites-Affiches

SCI CLAIRMARAIS

Société civile
au capital de 1.524 €
Siège social :
26, avenue de l'Opéra
75001 PARIS
R.C.S. Paris D 340 986 009

Aux termes d'une délibération en date du 9 avril 2002, l'Assemblée Générale Extraordinaire a décidé de transférer le siège social du 26, avenue de l'Opéra, 75001 PARIS au **28, rue de Courcelles, 51100 REIMS**, à compter rétroactivement du 16 février 2002, et de modifier en conséquence l'article 4 des statuts.

La Gérance.

133213 - Petites-Affiches

SARL EUROBATIRENOV

Société à responsabilité limitée
au capital de 7.700 €
Siège social :
211, rue Saint-Maur
75010 PARIS
R.C.S. Paris B 434 134 052

Aux termes d'une délibération en date du 20 mai 2002, la collectivité des associés a nommé Monsieur Mohammed OUACHEKRADI, demeurant 13, rue Guynemer à MONTMAGNY (95960), Gérant de la société pour une durée illimitée, en remplacement de Monsieur Mohammed MEZZAR, démissionnaire.

LE GERANT.

179414 - Le Quotidien Juridique

LA COTE DE L'AMATEUR

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
25-27, rue Ginoux
75015 PARIS
409 030 616 R.C.S. Paris

Aux termes d'une délibération en date du 24 septembre 2002, la collectivité des associés a nommé à compter de ce jour, Mr Armand CHOCRON, demeurant 6, rue Adolphe-Yvon, 75016 PARIS, en qualité de gérant pour une durée illimitée en remplacement de Mr Patrick ARFI, démissionnaire.

Pour avis.

179421 - Le Quotidien Juridique

SCI CORDELIERES 26

Société civile
au capital de 968.051,26 €
Siège social :
26, rue des Cordelières
75013 PARIS
R.C.S. Paris 381 684 323

L'Assemblée Générale Extraordinaire du 22 octobre 2002 a :

— pris acte de la démission de Monsieur Jacques CAILLARD, cogérant ;

— réduit le capital de 15.551,26 € pour le porter à 952.500 € ;

— modifié les articles 6 et 7 des statuts.

179413 - Le Quotidien Juridique

GROUPEMENT FONCIER AGRICOLE DE LOIRET XIII

G.F.A. DE LOIRET XIII

Société civile
au capital de 224.100,06 €
Siège social :
16, rue Lecourbe
75015 PARIS
330 729 559 R.C.S. Paris

Suivant procès-verbal de la consultation écrite tenant lieu d'assemblée générale extraordinaire en date du 10 octobre 2001, les associés ont décidé :

— de convertir le capital en euros, de le réduire d'une somme de 72,06 €, le fixant ainsi à 224.028 €,

— de transférer le siège social du 16, rue Lecourbe, 75015 PARIS au **91-93, bd Pasteur, 75015 PARIS**,

— de nommer en qualité de gérante, en remplacement de la société SEGESPAR FONCIER SA, la société UNIGER, société anonyme au capital de 3.408.372 €, dont le siège social est 91/93, bd Pasteur, 75015 PARIS, 315 429 837 R.C.S. PARIS, dont les représentants légaux sont Monsieur Thierry COSTE, demeurant 34, avenue du Roule, 92200 NEUILLY-SUR-SEINE et Monsieur Patrick de GUILHEM de LATAILLADE, demeurant 62, route du Rueil, 78000 VERSAILLES,

— de modifier en conséquence les statuts.

Suivant attestation en date du 30 septembre 2002, il a été pris acte de la nomination de Monsieur Christian GRAVE, demeurant 7 bis, Villa Eugène-Manuel, 75016 PARIS, en qualité de représentant légal d'UNIGER, en remplacement de Monsieur Thierry COSTE.

Mentions seront portées au R.C.S. de PARIS.

179411 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.814.120 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Le Conseil d'Administration du 16 octobre 2002 a constaté qu'entre le 1er juillet 2002 et le 30 septembre 2002, 2.340 actions de 8 euros de nominal ont été souscrites à la suite de levées d'options de souscription d'actions de la société.

Le capital social est ainsi porté de 1.003.814.120 euros à 1.003.832.840 euros divisé en 125.479.105 actions de 8 euros chacune.

L'article 6 des statuts a été modifié comme suit :

ARTICLE 6 - **Capital social**

Ancienne mention

Le capital social est fixé à 1.003.814.120 euros et divisé en 125.476.765 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Nouvelle mention

Le capital social est fixé à 1.003.832.840 euros et divisé en 125.479.105 actions de 8 euros chacune entièrement libérées et toutes de même catégorie.

Pour Avis.

133191 - Petites-Affiches

ERRATUM à l'annonce n° 126890 parue dans les "**Petites Affiches**" du 17 septembre 2002.

Au lieu de : la société KPMG SA, dont le siège social est 2 bis, rue de Villiers, 92309 Levallois-Perret... **il fallait lire : la société KPMG SA dont le siège social est 1, cours Valmy - 92923 PARIS-LA DEFENSE CEDEX.**

179391 - Le Quotidien Juridique

CENTRALE D'ACHATS ET D'APPROVISIONNEMENT DEVRED

C.A.A.D.

Société par actions simplifiée
au capital de 3.815.000 €
Siège social :
1, rue de Mulhouse
75002 PARIS
419 467 691 R.C.S. Paris

Par décision du 30 octobre 2002, l'associé unique :

— a transféré le siège social à **PARIS (75002), 23, boulevard Poissonnière**, à compter rétroactivement du 7 octobre 2002 et a modifié en conséquence l'article 4 des statuts.

Ancienne mention

Le siège social reste fixé : 1, rue de Mulhouse, 75002 PARIS.

Il pourra être transféré en tous lieux par simple décision de l'associé unique.

Si la société vient à comporter plusieurs associés, le transfert du siège social dans le même département ou dans un département limitrophe est décidé par le Président. Dans tous les autres cas, le transfert du siège social résulte d'une décision collective des associés.

Nouvelle mention

Le siège social est fixé : 23, boulevard Poissonnière, 75002 PARIS.

Le reste de l'article est sans changement.

Pour avis.

133139 - Petites-Affiches

CORESI

Société en nom collectif
au capital de 2.000 €
Siège social :
153, rue de la Pompe
75116 PARIS
380 373 035 R.C.S. Paris

Suivant procès-verbal en date du 4 novembre 2002, l'assemblée générale extraordinaire décide de modifier l'objet social comme suit :

— La société a pour objet d'entreprendre dans le cadre du Groupe COGEDIM uniquement :

— L'étude et la réalisation de toutes opérations de construction, principalement de logements et à titre annexe de bureaux et commerces, soit pour son propre compte, soit en application de contrats de promotion, de maîtrise d'ouvrage déléguée ou de prestations de services ;

— L'achat pour revendre de tous biens immobiliers, meubles, valeurs immobilières, fonds de commerce, actions ou parts de sociétés immobilières ou autres ;

— Et généralement, toutes opérations pouvant se rattacher directement ou indirectement à l'objet social.

L'article 2 des statuts a été modifié en conséquence.

Mention en sera faite au R.C.S. de PARIS.

133179 - Petites-Affiches

SARL CAVALERO

Société à responsabilité limitée
au capital de 15.244,90 €
Siège social :
67, avenue de La Bourdonnais
75007 PARIS
R.C.S. Paris B 411 082 316

Suivant A.G.E. du 09/11/2002, a été nommé Gérant, à compter du 09/11/2002, M. Gérard Callet, demeurant 18, Hameau de Vallière, 95640 Santeuil, en remplacement de M. Jean Philippe Roumieu, démissionnaire.

Pour avis, le gérant.

(23)

Exhibit 23

Notice in *Le Quotidien Juridique* of November 14, 2002 regarding the amendment of the *statuts* of the Company increase the Company's issued share capital following the exercise of stock options of the Company.

(24)

Exhibit 24

Notice in *Le Quotidien Juridique* of July 29, 2003 regarding the amendment of the statuts of the Company to reduce the Company's issued share capital

175380 - Le Quotidien Juridique

BAREP ASSET MANAGEMENT

Société anonyme
au capital de 3.812.000 €
Siège social :
3, rue La Fayette
75009 PARIS
352 468 409 R.C.S. Paris

Aux termes de l'assemblée générale mixte en date du 12/06/2003, il a été décidé de mettre en conformité les statuts avec la loi n° 2001-420 du 15/05/2001, relative aux Nouvelles Régulations Economiques.

A l'issue de cette assemblée, le conseil d'administration a décidé, dans le cadre de la mise en application de la loi sur les Nouvelles Régulations Economiques, que la direction générale sera assurée, sous sa responsabilité, par l'actuel président du conseil d'administration, Monsieur Pierre BOULOGNE, qui prend ainsi le titre de président et directeur général. Il a également été décidé de nommer Monsieur Gilles BARRET, actuel directeur général, directeur général délégué.

Mentions seront portées au R.C.S. de PARIS.

313898 - Petites-Affiches

SOCIETE FONCIERE ANATOLE FRANCE

Société anonyme
au capital de 190.000.000 €
Siège social :
31, rue de Mogador
75009 PARIS
349 726 059 R.C.S. Paris

Aux termes du Conseil d'Administration du 29 avril 2003, il a été coopté, en qualité d'administrateur, Monsieur Michel WINCZURA, demeurant 11, rue de Javel à Paris (15ème), de nationalité française, en remplacement de Monsieur Denis DEBUS, démissionnaire.

Aux termes de l'Assemblée Générale Ordinaire en date du 30 juin 2003, il a été :

— pris acte de la démission de Madame Sylvie BRATEL et de Monsieur Denis DEBUS de leur fonction d'administrateur.

— décidé de ratifier la cooptation de Monsieur Michel WINCZURA.

Le dépôt légal sera effectué au Registre du Commerce et des Sociétés de Paris.

175402 - Le Quotidien Juridique

CAP GEMINI

Société anonyme
au capital de 1.003.832.840 €
Siège social :
11, rue de Tilsitt
75017 PARIS
330 703 844 R.C.S. Paris

Aux termes d'une attestation du Directeur Général en date du 24 juillet 2003, il a été constaté la réduction du capital social d'une somme égale au multiple de la valeur nominale de 8 euros par action, par le nombre d'actions annulées, 41.360, soit une réduction nominale de capital de 41.360 x 8 = 330.880 euros. Il a été attesté que l'annulation de 41.360 actions Cap Gemini est définitivement réalisée, le nombre d'actions composant le capital social s'élève donc à : 125.479.105 - 41.360 = 125.437.745, le montant du capital s'élevant à 1.003.501.960 euros.

L'article 6 des statuts a été modifié en conséquence.

Mention en sera faite au Registre du Commerce et des sociétés de PARIS.

Pour avis.

313909 - Petites-Affiches

ESPACE JURIDIQUE - AVOCATS
SCP LEBAS BARBRY
& ASSOCIES
99, rue Nationale LILLE

OPEN DISC

Société à responsabilité limitée
au capital de 8.000 €
Siège social :
149, rue de Montmartre
75002 PARIS
435 066 899 R.C.S. Roubaix-Tourcoing

La société, qui a pour objet la conception, la réalisation, la production, l'édition, la commercialisation de logiciels de systèmes interactifs de développements informatiques et de créations graphiques et artistiques, qui a été constituée pour une durée de 99 ans commençant à courir en Mars 2001, transfère son siège social du 1, rue de l'Espérance, ROUBAIX (59055), au 149, rue de Montmartre, PARIS 75002.

La société sera immatriculée au R.C.S. de PARIS en raison de son nouveau siège.

Pour avis.

313712 - Petites-Affiches

S.C.I. CERGY BOURG

Société civile immobilière
au capital de 1.524,49 €
Siège social :
115, rue Montmartre
75002 PARIS
381 604 412 R.C.S. Paris

Suivant une attestation en date du 18 juillet 2003, la société FRUCTIBAIL, SAS au capital de 9.157.728 €, ayant son siège social au 115, rue Montmartre, 75002 PARIS, et immatriculée sous le N° 331 406 017, liquidateur de la SCI CERGY BOURG, Société Civile Immobilière au capital de 1.524,49 €, dont le siège est au 115, rue Montmartre, 75002 PARIS, et identifiée sous le N° R.C.S. 381 604 412, a décidé de nommer Monsieur Henri DOUMERC, demeurant 21, rue de la Pompe, 75116 PARIS, en qualité de représentant en remplacement de Monsieur Jean Pierre SIESSE, démissionnaire.

Mention en sera faite au Registre du Commerce et des Sociétés de Paris.

156350 - La Loi

MANUFACTURE CYCLES ET TSF NORD SEINE

Société par actions simplifiée
au capital de 110.312,10 €
Siège social :
23, rue Jean-Giraudoux
75116 PARIS
548 800 390 R.C.S. Paris

L'associé unique le 9 juillet 2003 a pris acte de la démission de ses fonctions de Président de Monsieur Alain DRIANCOURT et a nommé en remplacement Monsieur Claude ALLARD, demeurant 6, rue Blaise-Pascal, 59960 NEUVILLE-EN-FERRAIN.

313757 - Petites-Affiches

[IGREK-BE]

Société à responsabilité limitée
au capital de 39.560 €
Siège social :
27, rue Keller
75011 PARIS
438 631.004 R.C.S. Paris

Le 24.7.03, l'AGE a décidé le transfert de Siège à PARIS (75017) - 22, Place du Général-Catroux.

313754 - Petites-Affiches

S.C.I. DES HAUTES PATURES

Société civile immobilière
au capital de 1.524,49 €
Siège social :
115, rue Montmartre
75002 PARIS
381 965 318 R.C.S. Paris

Suivant une attestation en date du 18 juillet 2003, la société FRUCTIBAIL, SAS au capital de 9.157.728 €, ayant son siège social au 115, rue Montmartre, 75002 PARIS, et immatriculée sous le n° 331 406 017, liquidateur de la SCI des HAUTES PATURES, Société Civile Immobilière au capital de 10.524,49 €, dont le siège est au 115, rue Montmartre, 75002 PARIS, et identifiée sous le n° R.C.S. 381 965 318, a décidé de nommer Monsieur Henri DOUMERC, demeurant 21, rue de la Pompe, 75116 PARIS, en qualité de représentant en remplacement de Monsieur Jean Pierre SIESSE démissionnaire.

Mention en sera faite au Registre du Commerce et des Sociétés de Paris.

313899 - Petites-Affiches

Holcim (France)

Société par actions simplifiée
au capital de 70.524.600 €
Siège social :
15-25, boulevard de l'Amiral Bruix
75116 PARIS
377 917 067 R.C.S. Paris

Aux termes d'une délibération en date du 30 juin 2003, l'assemblée générale d'Holcim (France) a décidé de nommer le cabinet Ernst & Young Audit, représenté par Monsieur Gilles Meyer, 4, rue Auber à Paris (75009), en qualité de Commissaire aux Comptes titulaire, en remplacement du cabinet KPMG Audit, démissionnaire, et Monsieur Jean-Claude LOMBERGET, C/O Ernst & Young Audit, 4, rue Auber à Paris (75009), en qualité de Commissaire aux Comptes suppléant, en remplacement de Monsieur Christian HENRI, démissionnaire, pour une durée de six exercices, soit jusqu'à l'issue de l'Assemblée Générale Ordinaire des associés qui se tiendra en 2009.

Pour avis.

313727 - Petites-Affiches

ECOFISE DE DEVELOPPEMENT

Société anonyme
au capital de 40.000 €
Siège social :
122, avenue des Champs-Elysées
75008 PARIS
379 152 382 R.C.S. Paris

L'A.G.E. du 27 Juin 2003 a décidé la transformation de la Société sous la forme S.A.R.L. a mis fin aux mandats des membres du Conseil d'Administration et des Commissaires aux Comptes, et nommé en qualité de Gérant Mr Jean-Pierre VARON, demeurant à PARIS 18ème - 40, rue Caulaincourt.

156378 - La Loi

FONCIERE DE LUTECE

Société anonyme
au capital de 65.000.000 €
Siège social :
22-28, rue Joubert
75435 PARIS CEDEX 09
329 370 159 R.C.S. Paris

Le Conseil d'Administration du 6 Juin 2003 a pris acte des démissions de la COFAGE SA, de la BANQUE SBA - SA et de CDR PARTICIPATIONS SA de leur mandats d'Administrateurs.

Mentions en seront portées au R.C.S de PARIS.

175419 - Le Quotidien Juridique

PREPROD

Société à responsabilité limitée
au capital de 30.000 €
Siège social :
47, rue Thiers
38000 GRENOBLE
443 638 424 R.C.S. Grenoble

Aux termes d'un procès-verbal du 18 juillet 2003 relatant les résultats de la consultation écrite du 23 juin 2003, le siège social a été transféré **46, rue Ampère, 75017 PARIS**, à effet du 18 juillet 2003.

Durée : 99 années.

Objet : la production, la distribution et l'exploitation de manifestations à caractère culturel, spectacles, conférences, expositions ; toutes prestations en matière d'organisation, conseils techniques, logistiques, administratifs ; prestations de régie de spectacles.

Gérant : Monsieur Philippe DUTHEIL, 14, rue de Vouillé, 75015 PARIS.

Nouveau Greffe compétent : PARIS.

156353 - La Loi

SOCIETE D'AMENAGEMENT DU PARC DE ROISSY

SAPR

Société anonyme
au capital de 14.217.000 €
Siège social :
44, rue Pasquier
75008 PARIS
340 851 195 R.C.S. Paris

Aux termes du procès-verbal du conseil d'administration du 22 juillet 2003, il a été constaté la démission de la société SOCIETE DE DEVELOPPEMENT ET DE DIVERSIFICATION HOTELIERE - SDDH, représentée par Monsieur Heinz GLOOR de ses fonctions d'administrateur.

La société a décidé de ne pas pourvoir à son remplacement.

L'inscription modificative sera portée au R.C.S. tenu par le Greffe du Tribunal de commerce de Paris.

Pour avis,
Le Président et Directeur Général.

156334 - La Loi

FIREPOND FRANCE

Société par actions simplifiée
au capital de 38.112,25 €
Siège social :
Immeuble Le Colisée
12, avenue de l'Arche
Faubourg de l'Arche
92400 COURBEVOIE
R.C.S. Nanterre B 421 104 365

L'AGE du 01.07.03 a décidé le transfert du siège social au **69, Rue Ampère, 75017 PARIS**, à compter du 01.07.03 et de modifier l'article 4 des statuts.

Durée : 99 ans.

Objet : Vente de logiciels informatiques.

156382 - La Loi

CELLECTIS

Société anonyme
au capital de 123.463,47 €
Siège social :
28, rue du Docteur-Roux
75724 PARIS CEDEX 15
428 859 052 R.C.S. Paris

L'Assemblée Générale Mixte du 10 juin 2003 a décidé de nommer, en qualité de nouvel administrateur, à compter de ce jour et pour une période d'une année, Monsieur François HYAFIL, demeurant 15, rue Gazan, 75014 Paris.

Pour avis.

25

Exhibit 25

Press Releases

- October 17, 2002
- October 30, 2002
- February 27, 2003
- April 30, 2003
- June 24, 2003
- June 24, 2003
- June 25, 2003
- August 27, 2003
- September 4, 2003
- September 8, 2003
- October 20, 2003
- November 13, 2003



Paris, October 17, 2002

Press contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

FINAL FIRST HALF CONSOLIDATED RESULTS AND OUTLOOK

The Board of Directors of Cap Gemini S.A., which met on October 16, 2002 under the chairmanship of Serge Kampf, reviewed the consolidated and audited financial statements of the Cap Gemini Ernst & Young Group for the first half of 2002 and discussed the future outlook.

The first half results for 2002 are in line with the provisional indications given on July 25, 2002:

- Group revenue on June 30, 2002 is 3,733 million euros, a decrease of 15.9% at current exchange rates and perimeter compared to that of the first half of 2001 (4,440 million euros) and of 14.5% at constant exchange rates and perimeter.

- Consolidated operating income on June 30, 2002 is 10 million euros, that is 0.3% operating margin compared to 6.1% for the same period last year. This decrease is due to the fact that the utilization rate, expected at the beginning of the year to reach 73% after the end of the first quarter, remained below that target.

- Other revenue and expenses are -141 million euros compared to -53 million euros for the first half of 2001 and mainly include restructuring costs of 122 million euros, of which 111 million are related to first-half notified redundancies and 11 million mostly to the costs of closing offices. The headcount reductions launched in the first half (a total of 3,500 people) concern countries and sectors where business has been the most heavily impacted, in particular the telecom and financial services sectors.

- Depreciation of market share assets related to the Group's Telecom business in the United States amounts to an exceptional charge of 85 million euros.

- Group net income is -256 million euros compared to 111 million euros for the first half of 2001, after taking into account companies accounted for by the equity method, minority interests, goodwill amortization and depreciation of market share assets. On June 30, 2002, diluted net earnings per share are -2.04 euros compared to 0.88 euros on June 30, 2001.

- The Group's net cash position on June 30, 2002 is positive with 247 million euros.


CAP GEMINI
ERNST & YOUNG

Paris, October 30, 2002

Press Contact :
Philippe Guichardaz
Tel. +33 (0)1 47 54 50 45

Third Quarter Revenue for 2002

The Cap Gemini Ernst & Young Group recorded consolidated revenue at 1,627 million euros for the third quarter of 2002, a decrease by 14.2% at constant rate and perimeter compared to the third quarter of 2001.

As announced on October 17, the Group expects revenue for the second half 2002 to decrease by around 7% at constant rate and perimeter compared to the first half.

o0o

Outlook

Since the beginning of the summer, it became clear that the business recovery initially expected for the second half of 2002 would not occur before 2003 at best, and the economic outlook has on the contrary deteriorated. Companies are favoring debt reduction over investment, which is directly affecting IT spending. In our industry, the price pressure in the whole of Europe is now reaching the levels which were already being felt on the North American market and in the United Kingdom from 2001 onwards.

Since it is probable that the sluggishness of the market will be long-lasting, the Board has confirmed that the recovery of the operating margin is the strategic priority and has asked the management to privilege the more profitable areas of our business.

In this context, the Group is now anticipating a second half revenue around 7% lower than for the first half (at constant exchange rates and perimeter) but maintains the margin objective set for this second half. In order to achieve this, it is accelerating the implementation of the measures announced last June as part of the LEAP! program: adjustment of delivery capacity (which has already brought the utilization rate up to 73% in the third quarter) and cost structure reduction.

oOo

CAP GEMINI ERNST & YOUNG

Paris, February 27, 2003

Press Contact : Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

CAP GEMINI ERNST & YOUNG GROUP
2002 final audited results:
A better second half in a difficult year

2002 key figures

The Board of Directors of Cap Gemini S.A., which met under the Chairmanship of Serge Kampf in Paris on February 26, 2003, reviewed the **2002 final and audited consolidated financial statements** of the Cap Gemini Ernst & Young Group.

in millions of euros	2002	2001 (reminder)
Revenue	7,047	8,416
Operating income	114	423
Other revenue and expenses (net)	(401)	(139)
Income tax	(108)	(104)
Goodwill amortization and write-down of market share	(123)	(39)
Net income	**(514)**	152
Net cash position	**465**	698

- 2002 Group consolidated revenue is 7,047 million euros showing a **13.9%** decrease at constant exchange rates and perimeter compared to 2001 and a 16.3% decrease at current exchange rates and perimeter.

- Operating income is 114 million euros, that is 1.6% operating margin, showing a **significant improvement** between the first half-year (0.3%) and the second half-year (3.1%).

- Other revenue and expenses (net) amount to 401 million euros versus 139 million euros in 2001. These especially include 463 million euros of restructuring costs showing a faster than expected implementation of the cost reduction measures, of which 359 million are directly related to the 5,855 redundancies decided in 2002 and 104 million to the office space rationalization program. The positive impact of the discounting effect on long-term deferred tax assets, for up to 102 million euros, should also be noted.

- The tax income amounts to 108 million euros and includes in particular:
  - the write-down of deferred tax assets for 427 million euros and, more specifically, (i) of the deferred tax asset recognized in the United States upon the acquisition of Ernst & Young's North American consulting businesses, and secondly, and (ii) of those relating to the tax loss carry-overs booked in the United States prior to this transaction;
  - the recognition for 387 million euros of a tax benefit generated in France in 2002, as a result of the reorganization of the Group's North American operations.

- Goodwill amortization and write-down of market share amount to 123 million euros versus 31 million in 2001 ; this includes 81 million euros of exceptional write-down of market share of the Group's telecom business in the United States, already recorded in the June 30, 2002 financial statements.

- The Group's net income is – 514 million euros.

- The net cash position amounts to 465 million euros on December 31, 2002 compared to 247 million euros on June 30, 2002 and 698 million on December 31, 2001. This decrease of 233 million euros for the fiscal year can largely be explained as follows:
  - a positive operating cash flow of 71 million euros, namely due to good performance in cash collection over the second half which helped improve working capital by 185 million euros (**80 days** of receivables on December 31, 2002 compared to 90 days on December 31, 2001);
  - a negative cash flow from investments of 251 million euros;
  - the payment of 50 million euros of dividends related to 2001.

As regards the December 31, 2002 Cap Gemini S.A. statutory financial statements, given the evolution of sector valuations and market conditions, a write-down for 4,706 million euros – with no impact on Group consolidated financial statements – was recorded in the value of consolidated subsidiaries' stakes. The book value of investments in Group subsidiaries was therefore reduced from 11.2 to 6.5 billion euros. As a result, Cap Gemini S.A. shareholders' equity amounts to 7,222 millions euros compared to 11,415 million euros last year.

2002 highlights and outlook

2002 did not witness the recovery in demand predicted by many market specialists at the beginning of the year for the second half and the Group's 2002 revenue has continued to reflect the difficult market conditions (with second half revenue for 2002 down 7.8% at constant structure and exchange rates compared to the first half).

Outsourcing now represents 27% of Group revenue versus 21% in 2001, while Consulting and Systems Integration represent 73% of revenue (79% in 2001). The Group has significantly strengthened its leading market position over the year in software package implementation (Enterprise Resource Planning, Customer Relationship Management, Supply Chain Management).

A breakdown by sector shows a rebalance of our client portfolio towards the Health and Public Services sectors (26% of 2002 revenue compared to 16% in 2001) – the Group enjoys a leadership position in the Health sector in the United States – and towards Life Sciences (7% in 2002 compared to 6% in 2001), with lower exposure to Telecom (13% in 2002 compared to 18% in 2001) and to Financial Services (15% in 2002 compared to 17% in 2001).

In this context, the Group's management decided last June to launch a 3-year strategy transformation program called LEAP! centering around the following initiatives:

- the reorganization of the Group's business around four disciplines (Consulting, Technology, Outsourcing and Local Professional Services);
- the simplification and streamlining of operating structures;
- the launch of new sales channels and of sales initiatives targeted at the fastest-growing market segments;
- the acceleration of the industrialization of its delivery capacity.

Through this program, the Group is pursuing two main objectives: firstly, to progressively deliver a satisfactory operating margin by streamlining its cost structure, and secondly to set up a more flexible, more responsive and more competitive business organization, both in terms of sales efficiency and delivery capacity.

The initial impact of the headcount reduction measures and of the efforts to reduce non-people related operating costs (procurement centralization, rationalization of support functions and office space) led to an improved second-half operating margin of 3.1% versus 0.3% in the first half, thus showing a first step towards improved profitability targeted by Group management. Due to the combined effect of redundancies and partial replacement of voluntary departures during the year, Group headcount is 52,683 on December 31, 2002 compared to 57,760 on December 31, 2001 (- 5,077).

Finally, the Group is ending the year with a net cash position of 465 millions euros, which reflects strict cash collection management and a sound financial structure.

It is therefore a more competitive group that enters 2003, prepared for a slight revenue decrease in the first half of 2003 compared to the second half of 2002, and expecting a stabilization of its activity over the second half of the year.

To improve the Group's market positioning and profitability in 2003, the management is focused on the following priorities for the year ahead : pursue its efforts towards a more balanced sector/offerings portfolio, improve front-end efficiency, increase productivity through a more systematic and better coordinated use of its network of development centers across the world and, lastly, continue streamlining the cost structure.

In such a context, given the improvement of operating margin during the second half of 2002 and the pace of the restructuring measures implementation, the Group maintains the ambition expressed last June to bring its operating margin to around 5% in 2003.

****



Paris, April 30, 2003
Press Contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

First quarter revenue 2003 in line with indications given on February 27, 2003

Cap Gemini Ernst & Young Group's first quarter 2003 consolidated revenue is 1,555 million euros, down 10.3 % (at **constant** exchange rates and perimeter) compared to the first quarter of 2002 and 5 % compared to the last quarter of 2002.

Given the extremely strong currency effects of the Dollar and Sterling between the first quarter of 2002 and the first quarter of 2003[1], the decrease at **current** exchange rates and perimeter compared to the first quarter of 2003 amounts to 17 %.

The capacity adjustments effected in the second half of 2002 brought the Group's headcount down to 50,402 by March 31, 2003 (compared to 52,683 on December 31, 2002).

2003 first quarter bookings were 2,072 million euros versus 1,735 million euros for the last quarter of 2002 (+ 20 %).

The utilization rate recorded at the end of March 2003 indicates a slight revenue decrease in the first half (excluding exchange rate effects) followed by a stabilization in the second half. In what is still a very tense and very competitive market offering little visibility, the Group's priority is to continue to improve its cost structure in order to preserve its potential for margin improvement.

o0o

1

- average Dollar exchange rate	Q1 2002	1$ = 1.1411 euro
	Q1 2003	1$ = 0.9317 euro
- average Sterling exchange rate	Q1 2002	1£ = 1.6270 euro
	Q1 2003	1£ = 1.4933 euro


CAP GEMINI
ERNST & YOUNG

Press contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

WARNING:
NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US PERSONS

Cap Gemini Ernst & Young announces a convertible bond issue into new or existing shares of approximately Euro 350 million

Paris, June 24, 2003 – Cap Gemini Ernst & Young (CAPP.PA) announces today a convertible bond issue into new or existing shares (OCEANE) for approximately Euro 350 million. This amount may be increased to Euro 400 million by exercising an extension clause, and to Euro 460 million by exercise of an over-allotment option.

Through this issue Cap Gemini Ernst & Young will strengthen its financial and operating flexibility.

The bonds nominal value will reflect a premium of 70% to 75% over the share price on Euronext Paris *Premier Marché* on June 24, 2003. The bonds will carry a fixed annual interest rate of between 2.25% and 2.75%. The bonds will be redeemed at par on January 1st, 2010.

This announcement does not constitute a public offering (*appel public à l'épargne*) nor an invitation to the public in any country other than France, as described in the terms set forth below.

In France,

- the offer and sale of the bonds will be made, initially, only to qualified investors in accordance with in Article L. 411-2 of the *Code monétaire et financier* and Decree No. 98-880 of October 1, 1998;
- following the offer to qualified investors, after the final terms of the offering have been determined, the prospectus will be submitted to the *Commission des opérations de bourse* for a visa in order to permit individuals to subscribe for the bonds for a period of three stock exchange trading days.

The placement of the bonds is carried out by Crédit Agricole Indosuez Lazard, Credit Suisse First Boston and Morgan Stanley as Joint Lead Managers and Joint Bookrunners.

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION No 98-07 OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE

Summary terms and conditions

Issuer	CAP GEMINI S.A. (*Premier Marché* of Euronext Paris S.A - ISIN Code FR0000125338)
Expected total nominal value of the issue	Approximately EUR 350 million which may be increased to Euro 400 million by exercising an extension clause, and to Euro 460 million by exercise of an over-allotment option.
Number of Bonds to be issued	Between 6,557,377 and 8,871,745 (including upon exercise of the extension clause and the over-allotment option). Depending of the reference price upon which final terms will be defined, the number of bonds maybe outside this range, while final terms are in announced range.
Nominal value per Bond	The nominal value will represent a premium of 70% to 75% over the reference price of the Cap Gemini share on Euronext Paris Premier Marché.
Issue price	The issue price is equal to par value, payable in full on the Settlement Date, as defined below.
Issue date and settlement date	July 2, 2003
Term of the Bonds	6 years and 183 days from the settlement date.
Annual interest	Between 2.25% and 2.75% per cent. per annum, payable annually in arrears on January 1st, of each year (or the first following business day). The first payment will be made on January 1st, 2004 (or the first following business day), and calculated *pro-rata temporis*.
Redemption at maturity	Redemption in full on January 1st, 2010 (or the first following business day) at a redemption price equal to the nominal value of the Bonds.
Early redemption at the Company's option	The Company may redeem the Bonds: • at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer; • from July 2, 2007, 4 years after the Settlement Date and until the seventh business day preceding the Maturity Date, for all of the Bonds outstanding prior to maturity, at an early redemption price equivalent to par value plus interest accrued from the Interest Payment Date preceding the early redemption date until the effective redemption date (the "Early Redemption Price"), if the product of (i) the conversion/exchange ratio in effect and (ii) the arithmetic mean of the opening prices of an ordinary share of the Company on the Premier Marché of Euronext Paris S.A. calculated over a period of 20 consecutive

	stock exchange trading days during which the shares are quoted, as selected by the Company from among the 40 consecutive stock exchange trading days preceding the date of publication of the notice concerning such early redemption, exceeds 125% of such early redemption price; • at any time, for all of the Bonds outstanding prior to maturity, if less than 10% of the Bonds issued remain outstanding, at the Early Redemption Price.
Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the *prospectus*.
Conversion and/or exchange of the Bonds for new and/or existing shares of Cap Gemini	Bondholders may elect to receive shares, at any time from the 40th day following the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company. The Company may, at its option, deliver new shares or existing shares or a combination thereof.
Absence of preferential subscription rights and priority subscription period	The shareholders of the Company have waived their preferential subscription rights. No priority subscription period is applicable.
Subscription period	The offer to qualified institutional investors is expected to take place on June 24, 2003. The offer to the public will be open from June 25, 2003 to and including June 27, 2003.
Intentions of the Major Shareholders	The Company has no knowledge that its major shareholders have placed or intend to place subscription orders for the Bonds in connection with the issue.
Final terms	The final terms are expected to be set on June 24, 2003.
Purpose of the issue	The proceeds of this issue will be used to strengthen Cap Gemini Ernst & Young's financial and operating flexibility.
Applicable Law	French Law.
Listing of the Bonds	Application is being made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Their listing is scheduled for July 2, 2003.

The placement of the Bonds is carried out by:

Crédit Agricole Indosuez Lazard **Credit Suisse First Boston** **Morgan Stanley**

Joint Lead Managers and Joint Bookrunners

Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reports 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

This announcement does not, and shall not, in any circumstances constitute a public offering (appel public à l'épargne) nor an invitation to the public in connection with any offering in France. The offer and sale of the bonds in France will be made, initially, only to qualified investors in accordance with Article L.411-2 of the Code monétaire et financier and Decree No. 98-880 of October 1, 1998. The bonds will be offered to individuals in France only after receipt of a visa on the prospectus from the French Commission des opérations de bourse.

This announcement does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

This press release has been issued by Cap Gemini Ernst & Young and has been approved by Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000. Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley are acting for Cap Gemini Ernst & Young and no-one else in connection with the offer of bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

Crédit Agricole Indosuez Lazard
121, bd Haussmann, 75008 PARIS
Tel : 33.01.44.13.01.11

Crédit Suisse First Boston
One Cabot Square, Canary Wharf, E144 QJ London
Tel : 44.207.888.16.00

Morgan Stanley
25 Cabot Square, Canary Wharf, E144QA London
Tel : 44.207.425.50.00

Stabilization/FSA.

Copies of this announcement are not being and should not be distributed in or sent into the United States (including its territories and possessions, any State of the USA and District of Columbia), Canada, Australia or Japan.



Press contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

WARNING: NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US PERSONS

Cap Gemini Ernst & Young sets the final terms for its convertible bond issue into new or existing shares

Paris, June 24, 2003 – Cap Gemini Ernst & Young (CAPP.PA) today set the final terms for its convertible bond issue into new or existing shares (OCEANE) for an amount of Euro 400 million and a maximum amount of 460 million (in the event the over-allotment option is exercised).

The proceeds of this issue will be used to strengthen Cap Gemini's financial and operating flexibility. This financing takes advantage of favorable financial market conditions and allows the Company to raise capital at attractive terms.

The bonds nominal value has been set to 51 euros and includes a premium of 70% over the share price on Euronext Paris *Premier Marché* on June 24, 2003. The bonds will carry a fixed annual interest rate of 2.5%. The bonds will be redeemed at par on January 1st, 2010.

The placement of the Bonds is carried out by Crédit Agricole Indosuez Lazard, Credit Suisse First Boston et Morgan Stanley, Joint Lead Managers and Joint Bookrunners.

The *Commission des Opérations de Bourse* granted its visa n° 03-607 dated 24 June 2003 on the offering circular (*prospectus*) relating to this issue. The public offering will be open from 25 June to 27 June inclusive.

This press release, which was prepared in accordance with applicable regulations, sets out the principal terms and conditions of the issue.

This offer does not constitute a public offering in any country other than France.

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION N° 98-07 OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE

The Commission des Opérations de Bourse draws particular attention to the following:

- The financial instruments described in this prospectus have specific characteristics. Subject to Articles L.228-91 et seq. of the French Commercial Code, these instruments do not feature certain characteristics of convertible bonds and exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, the period between the date of the notice announcing such redemption (which must be published no later than one month before such redemption date) and the seventh business day preceding the actual date of such redemption will not be available to holders in order for such holders to exercise their rights to receive shares.

- Holders may request early redemption in the case of a change in control as described in paragraph 2.3.7.5 of this note d'opération. These requests are irrevocable.

Summary terms and conditions

Issuer	CAP GEMINI S.A. (*Premier Marché* of Euronext Paris S.A - ISIN Code FR0000125338).
Expected total nominal value of the issue	400 million which may be increased to EUR 460 million by exercise of an over-allotment option.
Number of Bonds to be issued	Between 7,843,137 and 9,019,607 (upon exercise of over-allotment option).
Nominal value per Bond	The nominal value is EUR 51, representing a premium of 70% over the reference price of the Cap Gemini share on Euronext Paris Premier Marché on June 24, 2003.
Issue price	The issue price is equal to par value payable in full on the Settlement Date, as defined below.
Issue date and settlement date	Expected to be 2 July 2003.
Term of the Bonds	6 years and 183 days from the settlement date.
Annual interest	2.5% per cent per annum, payable annually in arrears on January 1st, of each year (or the first following business day). The first payment will be made on January 1st, 2004 (or the first following business day).
Redemption at maturity	Redemption in full on January 1st, 2010 (or the first following business day) at a redemption price equal to the nominal value of the Bonds.
Early redemption at the Company's option	The Company may redeem the Bonds: • at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer; • from July 2, 2007 until the seventh business day preceding the date set for redemption, with a notice of one month, at an early redemption price equal to the nominal value plus interest accrued between the last interest payment date preceding the early redemption date and the effective redemption date, if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the first opening share prices of the Company on the *Premier Marché* of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are listed as selected from the 40 consecutive stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption exceeds 125% per cent of such early redemption price of the Bonds;

	• at any time, for all of the Bonds outstanding prior to maturity, if less than 10% of the Bonds issued remain outstanding, at the Early Redemption Price.
Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the *prospectus*.
Conversion and/or exchange of the Bonds for new and/or existing shares of Cap Gemini	Bondholders may elect to receive shares, at any time from the 40th day following the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company. The Company may, at its option, deliver new shares or existing shares or a combination thereof.
Absence of preferential subscription rights and priority subscription period	The shareholders of the Company have waived their preferential subscription rights. No priority subscription period is applicable.
Subscription period	The offer to qualified institutional investors took place on June 24, 2003. The offer to the public will be open from June 25, 2003 to and including June 27, 2003.
Intention of the Major Shareholders	The company has no knowledge that its major shareholders have placed or intend to place subscription orders for the Bonds in connection with the issue.
Purpose of the issue	The proceeds of this issue will be used to strengthen the Company's financial and operating flexibility.
Applicable Law	French Law.
Listing of the Bonds	Application is being made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Their listing is scheduled for 2 July, 2003, under Sicovam code 47644, ISIN code SR0000476442.

The placement of the Bonds is carried out by:

Crédit Agricole Indosuez Lazard **Credit Suisse First Boston** **Morgan Stanley**

Joint Lead Managers and Joint Bookrunners

Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reports 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

This announcement does not, and shall not, in any circumstances constitute a public offering (appel public à l'épargne) nor an invitation to the public in connection with any offering in France. The offer and sale of the bonds in France was made, initially, only to qualified investors in accordance with Article L.411-2 of the Code monétaire et financier and Decree No. 98-880 of October 1, 1998. The bonds is offered to individuals in France following receipt of a visa on the prospectus from the French Commission des opérations de bourse.

This announcement does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

This press release has been issued by Cap Gemini Ernst & Young and has been approved by Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000. Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley are acting for Cap Gemini Ernst & Young and no-one else in connection with the offer of bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

Crédit Agricole Indosuez Lazard
121, bd Haussmann, 75008 PARIS
Tel : 33.01.44.13.01.11

Crédit Suisse First Boston
One Cabot Square, Canary Wharf, E144 QJ London
Tel : 44.207.888.16.00

Morgan Stanley
25 Cabot Square, Canary Wharf, E144QA London
Tel : 44.207.425.50.00

Stabilization/FSA.

Copies of this announcement are not being and should not be distributed in or sent into the United States (including its territories and possessions, any State of the USA and District of Columbia), Canada, Australia or Japan.


CAP GEMINI
ERNST & YOUNG

Press contact :
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

WARNING:
NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US PERSONS

Cap Gemini Ernst & Young announces exercise of over-allotment option relating to its convertible bond issue into new or existing shares

Paris, June 25, 2003 – Given the success of the issuance of its convertible bond issue into new or existing shares (OCEANE), Cap Gemini Ernst & Young (CAPP.PA) today announced that the Joint Bookrunners have fully exercised the 15 % over-allotment option which was granted to them by the Company. The amount of the issue is therefore raised from Euro 400 million to Euro 460 million.

The placement of the Bonds was carried out by Crédit Agricole Indosuez Lazard, Credit Suisse First Boston and Morgan Stanley, Joint Lead Managers and Joint Bookrunners.

This transaction has been described in a prospectus granted visa n° 03-607 by the French "Commission des Opérations de Bourse" on June 24, 2003 and including the "Document de Référence" (Annual Report) of the Company registered with the French "Commission des Opérations de Bourse" on April 11, 2003 under the n° R03-047.

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION N° 98-07 OF THE FRENCH COMMISSION DES OPERATIONS DE BOURSE

The Commission des Opérations de Bourse draws particular attention to the following:

- The financial instruments described in this prospectus have specific characteristics. Subject to Articles L.228-91 et seq. of the French Commercial Code, these instruments do not feature certain characteristics of convertible bonds and exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, the period between the date of the notice announcing such redemption (which must be published no later than one month before such redemption date) and the seventh business day preceding the actual date of such redemption will not be available to holders in order for such holders to exercise their rights to receive shares.

- Holders may request early redemption in the case of a change in control as described in paragraph 2.3.7.5 of this note d'opération. These requests are irrevocable.

Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reports 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

This announcement does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

This press release has been issued by Cap Gemini Ernst & Young and has been approved by Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000. Crédit Agricole Indosuez Lazard, Crédit Suisse First Boston et Morgan Stanley are acting for Cap Gemini Ernst & Young and no-one else in connection with the offer of bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

Crédit Agricole Indosuez Lazard
121, bd Haussmann, 75008 PARIS
Tel : 33.01.44.13.01.11

Crédit Suisse First Boston
One Cabot Square, Canary Wharf, E144 QJ London
Tel : 44.207.888.16.00

Morgan Stanley
25 Cabot Square, Canary Wharf, E144QA London
Tel : 44.207.425.50.00

Stabilization/FSA.

Copies of this announcement are not being and should not be distributed in or sent into the United States (including its territories and possessions, any State of the USA and District of Columbia), Canada, Australia or Japan.

CAP GEMINI ERNST & YOUNG

Paris, August 27, 2003

Press Release

Following press articles about negotiations toward a take-over of Transiciel by Cap Gemini Ernst & Young, the Group wishes to state that, while preliminary contacts have indeed taken place for a while with that company, at this stage those are only informal discussions which have not led to any commitment nor even to any agreement in principle. These discussions are part of a process which the Group conducts on an on-going basis in order to identify possible development opportunities.

About Cap Gemini Ernst & Young

The Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reported 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

Group Press contact:
Philippe Guichardaz
Tel.: +33 (1) 47 54 50 45
E-mail: philippe.guichardaz@cgey.com

CAP GEMINI
ERNST & YOUNG

Paris, September 4, 2003

Press Contact : Philippe Guichardaz
Tel. +33 (0)1 47 54 50 45

First half 2003 final results

Recovery underway

Paris, September 3, 2003, the Board of Directors of Cap Gemini S.A., under the Chairmanship of Serge Kampf, reviewed the 2003 first half final consolidated and audited financial statements of the Cap Gemini Ernst & Young Group.

Key figures are as follows :

(in millions of euros)	H1 2003	H1 2002
Bookings [1]	**3,757**	5,562[2]
Revenue	**3,023**	3,733
Operating income	**81**	10
Other revenue and expenses (net)	(105)	(141)
Net income	**(90)**	(256)
Net cash position	**419**	247

[1] at current rates
[2] including Hydro One and Ontorio Power Generation deals for an amount of 1,295 million euros

- first half 2003 Group consolidated revenue is 3,023 million euros, showing :
  - at constant exchange rates and perimeter, a 12.5% decrease compared to the first half of 2002 but only a 4.5% decrease versus the second half of 2002
  - at current exchange rates and perimeter, this decrease is respectively 19% and 8.8%

- operating income is 81 million euros, representing 2.7% operating margin, showing a significant improvement compared to the first half 2002 margin of 0.3%

- other income and expenses (net) shows a charge of 105 million euros including 87 million euros of restructuring costs : this figure consists of 66 million euros directly related to headcount reduction in France, Nordic countries, North America and Benelux countries, and 21 million euros of other charges related to the office space rationalization program

- after a tax charge of 39 million euros, Group net income shows a loss of 90 million for the first half of this year, compared to a loss of 256 million for the same period of 2002

- the Group net cash position on June 30, 2003 is positive at 419 million euros versus 247 million euros on June 30, 2002 and 465 million euros as at December 31, 2002. Today's figure takes into account 74 million euros net proceeds from the sale to a financial institution of the tax credit related to the carry-back of the 2002 French tax loss

- in June 2003, the Group launched a bond issue convertible or exchangeable into Cap Gemini existing or new shares (OCEANE), with net proceeds of 452 million euros. This transaction will be accounted for only during the second half.

Business analysis and outlook

The progressive stabilization of revenue and improvement in operating margins occurs at a different pace according to the country in which the Group operates and the business line considered. Positive signs are already evident in the United Kingdom, Benelux and Spain, whereas the market continues to be slow in France, Italy and in the Nordic countries ; in North America, the business re-orientation that is currently underway is expected to bear fruit in 2004.

An analysis by discipline shows that Outsourcing (28% of revenue as at June 30, 2003) continues to be a growth segment, while Consulting (23%) still suffers from the general economic climate and companies overall lack of interest for investment. The Technology practice (41%) has benefited from the portfolio re-balancing towards new needs for systems integration (web services, server architecture, security, business intelligence,...), while a more systematic use of our network of distributed delivery centers has overall improved the competitiveness of the more traditional offerings and has led to a doubling of our headcount in India. Finally, Sogeti now accounts for 8% of Group revenue compared to 6% in 2002.

As a whole, the volume of bookings has increased 14% over the second half of 2002. Thus, in the Project and Consulting area, the book-to-bill ratio is 1,16. In addition, utilization rate has improved from 72.7% in the second half of 2002 to 73.7% in the first half of 2003, as a direct consequence of a lower headcount (49,411 as at June 30, 2003 compared to 52,683 as at December 31, 2002).

It is worth noting that the depreciation of the US Dollar and Sterling against the Euro has a negative impact on year-on-year comparisons.

Taking into account these different factors, the Group's management has set itself the goal of bringing the operating margin for the second half of the year to over 5% (versus 3.1% in the second half of 2002), which would translate into a full year operating margin slightly above 4% (versus 1.6% in 2002). The Group maintains its ambition to further improve this figure in 2004.

o0o


CAP GEMINI
ERNST & YOUNG

Paris, September 8, 2003

Cap Gemini SA acquires the 4.9% stake of Cisco Systems in Cap Gemini Telecom SA

Cap Gemini SA has acquired the 4.9% stake held by Cisco Systems since October 2000 in Cap Gemini Telecom SA, the French company controlling the Telecom, Media & Networks entities of the Cap Gemini Ernst & Young Group. As a result of this acquisition, Cap Gemini has full ownership of its subsidiary Cap Gemini Telecom. Cisco still holds 2% of Cap Gemini and keeps a representative at the board of directors of Cap Gemini Telecom.

This transaction is in line with the new emphasis given to the ongoing strategic alliance between the two groups focusing on networks services for the Enterprise market in addition to the initial goal of servicing Telecom operators.

The Cap Gemini Ernst & Young Group is one of the world's largest providers of Consulting, Technology and Outsourcing services. The company helps businesses implement growth strategies and leverage technology. The organisation employs approximately 50,000 people worldwide and reported 2002 global revenues of 7.047 billion euros.
More information about individual service lines, offices and research is available at www.cgey.com

Group Press Contact :
Philippe Guichardaz
Tel : +33 (1) 47 54 50 45
Email : philippe.guichardaz@cgey.com


CAP GEMINI
ERNST & YOUNG

Paris, October 20, 2003

Press contact:
Philippe Guichardaz
Tél. 33 (0)1 47 54 50 45

RECOMMENDED PUBLIC EXCHANGE OFFER BY CAP GEMINI FOR TRANSICIEL

Cap Gemini today announced the filing of a public exchange offer to acquire all of the outstanding share capital of Transiciel. The offer has been recommended by the Board of Directors of Transiciel, as well as by its principal shareholder, Mr. Georges Cohen, who has agreed to tender his entire shareholding to the offer.

In acquiring Transiciel, Cap Gemini is furthering the implementation of its development strategy in its core businesses by:

1. strengthening its position in the Local Professional Services market, which represents 20% of the IT services market in Europe;
2. complementing Sogeti's geographic footprint in the Benelux countries, as well as reinforcing its presence in France and Spain;
3. extending the range of its service offering with the addition of Transiciel's "R & D outsourcing" service line.

Upon completion of the offer, Sogeti/Transiciel will boast over 13,000 employees across 9 countries (including 1,200 in the United States) with combined pro forma revenues in 2002 in excess of €1.1bn.

The new grouping, headed by Messrs. Georges Cohen and Luc-Francois Salvador (Sogeti's currrent Managing Director), will become the European reference in the Local Professional Services market and will be well positioned to capitalise on the expected recovery in the IT services sector.

Paul Hermelin, Chief Executive of Cap Gemini Ernst & Young Group, commented: "This acquisition is in line with the Group's strategy. Cap Gemini wishes to be in a position to offer its clients local professional services as well as global solutions adapted to meet their specific requirements. The shared principles in organisational structure and management systems are a decisive advantage for this immediately operational new group. Its growth and high margin potential should benefit the entire Cap Gemini Ernst & Young Group. We have set ambitious performance targets for the next two years for Georges Cohen and Luc-Francois Salvador and I am wholly confident that they will meet and even surpass them."

Key terms of the Offer

The transaction will take the form of a public exchange offer whereby Transiciel shareholders are invited by Cap Gemini to tender and exchange their shares under either of the following options:

- Option 1: an exchange ratio of 1 new Cap Gemini share issued for every 3 Transiciel shares;

- Option 2: an exchange ratio of 5 Cap Gemini shares to be issued, plus 16 warrants giving entitlement for up to 1 new Cap Gemini share, for 16 Transiciel shares;

Option 2 includes an earn-out mechanism which would allow Transiciel shareholders to receive additional Cap Gemini shares subject to the Sogeti/Transiciel grouping attaining certain operating performance targets over the next two years.

Transiciel shareholders will be able to choose either option or any combination of the two.

The number of additional Cap Gemini shares which may be issued under Option 2 is capped at 20% of the initial number of shares issued to Transiciel shareholders having tendered their shares under Option 2.

On the basis of an exchange ratio of 3 Transiciel shares for 1 Cap Gemini share and on the basis of Cap Gemini's closing share price of €38.87 on 17th October 2003, the offer values each Transiciel share at €12.96, a premium of 23.1% over Transiciel's one-month average share price.

The offer is subject only to Cap Gemini shareholder approval, as well as to an acceptance threshold of 66.67% of Transiciel's shares and voting rights existing as of the close of the tender offer period.

This offer is presented by Lazard Frères Banque, financial advisor to Cap Gemini, and by Société Générale, co-sponsoring banker. Rothschild & Cie acted as Transiciel's financial advisor.

Indicative timetable for the offer

Cap Gemini's offer was filed with the Paris stock exchange authorities on October 20, 2003. Subject to all required approvals, the transaction is expected to be completed by the end of 2003.

* * *

Cap Gemini: the Cap Gemini Ernst & Young Group, of which Cap Gemini is the parent company, is one of the world leaders in consulting, IT services and outsourcing, and reported 2002 revenues over 7 billion euros, with total staff of around 50,000.

Transiciel: Transiciel is a European IT services and Engineering Company offering a multi-specialist package for large businesses, based on three complementary business segments: R & D Outsourcing, Integration of Management Systems and Insourcing & Administration of Systems and Networks.

The press release referred to under Section 6 of COB regulation 2002-04 has been issued and is available on the COB website (www.cob.fr) and on the Cap Gemini Ernst & Young website (www.cgey.com).

According to Section 7 of COB regulation n°2002-04, this press release has been submitted to the COB prior to distribution.

* * *



Paris, November 13, 2003

Press Contact:
Philippe Guichardaz
Tel. 33 (0)1 47 54 50 45

Investor Relations:
Laurence Chalmet
Tel. 33 (0)1 47 54 50 52

2003 Third Quarter Revenue

The Cap Gemini Ernst & Young Group today announces 2003 third quarter consolidated revenue of 1,337 million euros versus 1,627 million euros for the third quarter of 2002, that is to say a decrease by 12.9% at constant exchange rates and perimeter (17.8% at current rates).

In view of the level of bookings in the third quarter, and in particular September bookings which were below expectations due to delays in signature, we expect revenue for the second half-year to be lower than that of the first half-year, excluding currency effects.

The significant growth in the number and size of sales opportunities in the pipeline indicates that revenue should start to recover in 2004 and encourages the Group to maintain its goals for next year.

o0o

FILE NO. 82-5065

26

03 DEC 10 AM 7:21

Exhibit 26

Updated version of Cap Gemini Statuts

This document is a free translation of the original French bylaws, which, in the event of problems of interpretation, represents the official version.

CAP GEMINI

"Société Anonyme" with capital of € 1,003,501,960

Registered office: 11, rue de Tilsitt, 75017 Paris

Registered with the Paris Companies Registry under number 330 703 844

=========

BYLAWS UPDATED AS AT JULY 24, 2003

BYLAWS

ARTICLE 1 - LEGAL FORM

The Company is a French joint stock company "*Société Anonyme*".

ARTICLE 2 - COMPANY NAME

The Company's name is "Cap Gemini".

ARTICLE 3 - PURPOSE

The Company's purpose is to assist companies in France and abroad to manage and develop their businesses by providing them with the benefit of its knowledge of their industry, its know-how in the area of business process engineering and re-engineering, and its expertise in the area of information technologies.

To fulfil this purpose, the Company carries out on behalf of customers, either directly or through its subsidiaries or affiliates, one or other of the following activities, on an individual or integrated basis:

1. Management consulting

Working closely with customers, the Company assists in transforming companies by helping them to redefine or redirect their strategy, change their product and service lines, re-engineer their structures and business processes, restore staff motivation and achieve other changes. To this end, the Company uses all the possibilities offered by the latest information technologies wherever appropriate.

2. Information systems development

The Company designs and installs information systems. Its services include the development of customized software, the installation of market or internally-developed software applications, the integration of systems incorporating hardware, communication systems, customized software, software packages and other components. The Company also supports customers' IT projects by providing consulting, project management, training and assistance services.

3. Outsourcing

The Company manages all or part of its customers' IT resources on their behalf. Where requested by customers, the Company may perform all or part of this service using its own hardware, telecommunications systems and other equipment.

The Company may also manage the IT-based services offered to its customers' own clientele. In addition, it may work in partnership with customers within a structure conducting all or some of these activities.

In order to fulfil its corporate purpose, the Company may decide to:

- create specialist subsidiaries or acquire interests in the capital of other companies and manage their business in exchange for a fee. Management services include the provision of technical, marketing, legal and financial assistance, promotion of a common image, organization of financial structures, assistance in negotiations to help these companies to win new contracts, training, research and development support, etc.;

- invest and manage the Company's available funds, make cash advances, and give any and all guarantees or collateral on behalf of subsidiaries and affiliates;

- obtain or acquire and use any and all patents and manufacturing processes and sell, contribute or license any such patents and processes.

In broader terms, the Company's purpose is to carry out any and all commercial, industrial, securities, real estate or financial transactions related directly or indirectly to any of the above purposes or any similar or associated purpose or which are likely to facilitate the fulfillment or furtherance of said purposes.

ARTICLE 4 - REGISTERED OFFICE

The Company's registered office is at 11 rue de Tilsitt, 75017 Paris, France.

ARTICLE 5 - TERM

The company was set up for a period of ninety nine years from the date of its registration. It may be wound up in advance or its term extended by decision of the Extraordinary Shareholders' Meeting.

ARTICLE 6 - SHARE CAPITAL

The Company's share capital is € 1,003,501,960 represented by 125,437,745 common shares with a par value of € 8, all fully paid up and all in the same class.

ARTICLE 7 - FORM OF SHARES – SHAREHOLDER IDENTIFICATION

Fully-paid up shares are issued as registered shares but may be held in either registered or bearer form, at shareholders' discretion, subject to compliance with French company Law.

Shares are recorded in shareholders' accounts in accordance with the terms and conditions provided by French company Law.

Shares are freely negotiable.

The Company is authorized to obtain details of identifiable holders of bearer shares.

Therefore as provided by law, the Company may request from the share transaction clearing organization, the name, address, nationality and year of birth for an individual or the name, address and date of registration for a company, of any holders of shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares carrying voting rights at General Shareholders' Meetings. The Company may also obtain details of the number of shares held by each shareholder and any applicable restrictions on said shares.

ARTICLE 8 - RIGHTS ATTACHED TO SHARES

In addition to voting rights attached to shares in accordance with the law, each share carries the right to a fraction of net assets, as well as a fraction of earnings, and any liquidation surplus, based on the number and par value of outstanding shares.

In order to ensure that the same net amount is paid on each share, without distinction, and to allow the shares to be quoted on the same line, the Company shall pay any proportional taxes levied on certain shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is prohibited by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares shall be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

ARTICLE 9 - PAYING UP OF SHARES

The Board of Directors shall set the applicable conditions for the cash payment of shares issued by way of a capital increase.

Subscribers and shareholders shall be informed of calls for capital at least fifteen days before the applicable payment date, by way of a notice published in a legal gazette in the place where the Company has its registered office.

Annual interest shall be payable on any late payment of amounts due on shares which have not been paid-up. This interest shall be applied automatically without any requirement for additional formalities, at the legal rate plus five points, and shall accrue on a daily basis from the applicable due date of payment. The application of such interest shall not affect any personal action which the Company may take against the defaulting shareholder or the enforcement measures provided by law.

ARTICLE 10 - DISCLOSURE THRESHOLDS

Where an individual or corporate shareholder crosses the disclosure threshold of 1% of the Company's capital or voting rights, the said shareholder must inform the Company of their total number of shares or voting rights held upon the crossing of each threshold of 1%, up to one third of the Company's capital or voting rights. Said disclosure must be made within fifteen days of the date when the shares causing the threshold to be crossed are recorded in the shareholder's account, by registered letter with return receipt requested.

This duty of disclosure applies in the same way when a threshold is crossed by virtue of a reduction in the shareholder's interest in the Company's capital or voting rights.

Disclosure thresholds are assessed taking into account shares held by (i) companies which own over 50% of the disclosing company, either directly or indirectly, (ii) companies which are over 50%-owned by the disclosing company, either directly or indirectly, and (iii) companies which are over 50%-owned either directly or indirectly by a company which itself directly or indirectly owns over 50% of the disclosing company.

In the case of failure to comply with these disclosure rules, at the request of one or several shareholders with combined holdings representing at least 1% of the Company's capital or voting rights, the undisclosed shares will be stripped of voting rights. Said sanction shall apply for all General Shareholders' Meetings for a period of two years from the date on which the failure to disclose is rectified. Said request and the decision of the General Shareholders' Meeting must be recorded in the minutes of the Meeting.

ARTICLE 11 - BOARD OF DIRECTORS

1) The Company shall have a Board of Directors comprised of a minimum of three and a maximum of eighteen members. Members of the Board of Directors must be individuals.

2) Each director must hold at least 100 Company shares throughout their term of office.

3) The term of office for directors shall be six years, expiring at the close of the General Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

   Any director appointed as a replacement for another director shall only exercise his functions for the remaining period of his predecessor's term of office.

4) All outgoing members of the Board may be re-elected. However, at the close of each Ordinary General Meeting held to approve the Company accounts, no more than one third (rounded up to the nearest whole number as necessary) of directors in office may be aged over seventy-five.

ARTICLE 12 - BOARD OF DIRECTORS' MEETINGS

1) Directors may be called to Board Meetings by any method including orally. Said meetings may be held either at the registered office or at any other location stated in the notice of meeting.

2) Directors participating in meetings by way of continuously broadcast video-conferencing technologies shall be included in the determination of quorum and majority. The above provision shall not apply to Board Meetings where the agenda concerns the appointment or remuneration of the Chairman or Chief Executive Officer or their removal from office, the basis of the Company's General Management, the annual accounts closing and the review of the consolidated financial statements, or the drafting of resolutions or the Report of the Board of Directors to be presented to the General Shareholders' Meeting.

3) The legal quorum and majority conditions shall apply to Board Meetings, except for the decision concerning the two possible methods for the Company's General Management, in which case special conditions shall apply (see article 15). Where voting is tied, the Chairman of the Company shall have the casting vote.

ARTICLE 13 - ROLES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

1) The Board of Directors shall determine overall strategies for the Company's business and oversee their implementation. Subject to the powers expressly granted to the General Shareholders' Meeting and in accordance with the corporate purpose, the Board of Directors shall deal with any questions relating to the proper operation of the Company and deliberate on issues relating thereto in Board Meetings.

2) In accordance with the rules of procedure mentioned in article 16 below, prior authorization is required from the Board of Directors for any major strategic decisions or any decisions which could have a material effect on the financial position of the Company or its subsidiaries.

3) The Board of Directors shall perform or obtain performance of any checks and controls which it may think fit.

4) The Board of Directors may grant permanent or temporary missions to any one or more of its members or any other person or entity it may think fit. The Board may for example decide to create committees to research issues proposed by the Board or its Chairman. The Board of Directors shall decide upon the composition and roles and responsibilities of any committees operating under its supervision.

ARTICLE 14 - CHAIRMAN OF THE BOARD OF DIRECTORS

1) The Board of Directors shall choose one of its members to be Chairman, who shall be appointed for a term of office not exceeding his term of officer as director. The Chairman, who must be an individual, may be re-appointed.

   The Chairman may not remain in office beyond the first Annual Shareholders' Meeting held after he reaches the age of seventy-five.

2) The Chairman of the Board of Directors is the Chairman of the Company. He shall represent the Board of Directors and fix the agenda for its meetings. He shall organize and manage the work carried out by the Board and report to General Shareholders' Meetings thereon. He shall also oversee the Company's management bodies and ensure that the directors are in a position to carry out their functions.

3) When the Chairman of the Board of Directors is also responsible for the Company's General Management, he shall be subject to all laws and regulations applicable to the Chief Executive Officer.

ARTICLE 15 - BASIS OF THE COMPANY'S GENERAL MANAGEMENT

1) The Chief Executive Officer is responsible for the General Management of the Company. This position may either be held by the Chairman in which case he shall hold the title of Chairman and Chief Executive Officer, or by another person appointed by the Board of Directors.

2) The Board of Directors shall choose one of the two possible methods for the Company's General Management. A majority of two-thirds of the directors is required for this decision and the issue must be included in the agenda of the applicable Board Meeting.

3) If the positions of Chairman and Chief Executive Officer are held by different people, it is not compulsory for the Chief Executive Officer to be a director. In such a case he shall be appointed for a period fixed by the Board of Directors. If, however, the Chief Executive officer is a director, he shall be appointed for a period which may not exceed his term of office as director. In both cases, the Chief Executive Officer may not be over seventy five years of age.

4) The Chairman and Chief Executive Officer, or the Chief Executive Officer, as applicable, shall have the broadest powers to act in the name of the Company in all circumstances. These powers shall be exercised subject to the limits of the corporate purpose and subject to the powers expressly granted by law to the General Shareholders' Meeting or the Board of Directors. He shall represent the Company in its dealings with third parties.

ARTICLE 16 - BOARD OF DIRECTORS – RULES OF PROCEDURE

The Board of Directors shall draft rules of procedure setting out the terms and conditions according to which the Board of Directors, the Chairman and the Chief Executive Officer perform their roles and responsibilities, in accordance with the law, applicable regulations and these bylaws. These rules shall also set down operating regulations for the Committees created by the Board of Directors and explain how the different roles and responsibilities are allocated between all of these persons and bodies.

ARTICLE 17 - NON-VOTING DIRECTORS ("CENSEURS")

Where recommended by the Board of Directors, the Ordinary Shareholders' Meeting may elect a maximum of six non-voting directors. It is not compulsory for non-voting directors to be shareholders.

They shall be elected for a period of six years, expiring at the close of the Ordinary Shareholders' Meeting held to approve the accounts for the year preceding the expiry of their term.

If any vacancies arise due to the death of a non-voting director or where a non-voting director stands down from his position, the Board of Directors may make temporary appointments. Any such appointments by the Board of Directors are subject to ratification by the next Ordinary Shareholders' Meeting.

The non-voting directors shall attend Board of Directors' meetings and may be consulted by the Board as it thinks fit. They shall not however be directly involved in the management of the Company. They shall take part in deliberations in a consultancy capacity but their absence shall have no effect on the validity thereof.

The Board of Directors may remunerate non-voting directors out of the attendance fees granted by the General Shareholders' Meeting.

ARTICLE 18 - STATUTORY AUDITORS

The Ordinary Shareholders' Meeting shall appoint one or more statutory auditors and, as necessary, one or more substitute auditors, in accordance with the conditions set down by law in relation to their terms of office and engagement.

ARTICLE 19 - GENERAL SHAREHOLDERS' MEETINGS

General Shareholders' Meetings shall be called by the Board of Directors.
They shall be held either at the Company's registered office or at any other premises in the same "département" or an adjoining "département", as specified in the notice of meeting.

The voting right attached to shares is proportionate to the capital represented by the shares. All shares have the same par value and they therefore all carry one voting right.

Shareholders may participate in General Meetings in person, by proxy or by casting a postal vote, subject to submitting evidence of their identity and their title to the shares - which may be held in either registered or bearer form - to one of the addresses indicated in the notice of meeting. This formality must be completed at least five days prior to the date of the meeting.

If shareholders attend General Meetings in person, any proxies given by them to third parties or any votes cast by post will be canceled.

To be taken into account, postal votes must be received by the Company at least three days prior to the date of the meeting.

Where a shareholder has given proxy to a third party and has also sent in a postal voting form, if there is any difference in the two votes, the postal vote will be taken into account and the proxy ignored.

General Shareholders Meetings shall be chaired by the Chairman of the Board of Directors or in his absence, by a director specially authorized for this purpose by the Board of Directors. If such a director has not been appointed to chair the meeting, the General Shareholders' Meeting itself shall appoint a chairman.

Minutes of the General Shareholders' Meetings shall be drafted and copies certified and distributed in accordance with the law.

ARTICLE 20 - COMPANY ACCOUNTS

The Company's fiscal year commences on January 1 and ends on December 31.

The General Shareholders' Meeting has sole discretionary powers to decide the appropriation of distributable income, as defined by French company law. Consequently, the General Shareholders' Meeting may decide to appropriate all or part of distributable earnings to revenue reserves, special reserves or retained earnings, or to distribute all or part of the amount to shareholders.

The General Shareholders' Meeting shall also decide the terms and conditions of payment of dividends. In particular, shareholders may be offered a stock dividend alternative, in which case the related dividends will be paid in the form of new shares credited as fully paid, issued in compliance with the provisions of the applicable laws and regulations. The above provisions also apply to the distribution of interim dividends, subject to compliance with French company law.

In addition, the General Shareholders' Meeting may decide to distribute a dividend out of distributable reserves, subject to compliance with French company law.

ARTICLE 21 - DISSOLUTION AND LIQUIDATION

If the Company is wound up, one or more liquidators shall be appointed by an Ordinary Shareholders' Meeting.

The liquidator shall represent the Company. He shall have the broadest powers to realize the Company's assets, including by way of amicable agreement or settlement. The liquidator shall be authorized to pay creditors and to allocate any outstanding amounts.

The General Shareholders' Meeting may authorize the liquidator to continue the Company's current business or to enter into new business for the purposes of the liquidation.

The net assets remaining after repayment of the par value of the shares shall be allocated among the shareholders pro rata to their respective interests in the capital.

ARTICLE 22 - DISPUTE RESOLUTION

Any disputes concerning the Company's affairs that may arise during the life of the Company or upon liquidation, either between the Company and its shareholders or between the shareholders themselves, shall be referred to the competent court at the location of the Company's registered office.